Form 20-F
period 2020-12-31
LIZHI INC.
filed 2021-03-26
CIK 1783407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission file number:
001-39177

LIZHI INC
.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Yangcheng Creative Industry Zone,
No. 309 Middle Huangpu Avenue,
Tianhe District, Guangzhou 510655,
People’s Republic of China
(Address of principal executive offices)
Ms. Chengfang Lu
Acting Chief Financial Officer
Tel: +86 (20) 3866-4265
E-mail:
luchengfang@lizhi.fm
Yangcheng Creative Industry Zone,
No. 309 Middle Huangpu Avenue,
Tianhe District, Guangzhou 510655,
Republic of China People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of February 28, 2021, there were 924,370,330 ordinary shares outstanding, being the sum of
693,155,330
Class A ordinary shares (excluding 15,446,330 Class A ordinary shares held by Kastle Limited) and
231,215,000
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes
☒
    No
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated
filer. See definition of “accelerated filer and large accelerated filer” in Rule
12b-2
of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☒	Non-accelerated Filer	☐

				Emerging growth company	☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐
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

•
“active users” or “users” is used interchangeably in this annual report and refers to users who visited our platforms at least once in a given period, measured by the number of mobile devices that launched our mobile apps in a given period. The number of active users is calculated by treating each distinguishable mobile device as a separate user even though some individuals may access our platforms using more than one mobile device and multiple individuals may access our services using the same mobile device. An active user is not necessarily a registered user, since one does not have to register with our apps in order to access our audio content;

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

•	“audio entertainment mobile MAUs” refers to the number of active users who have accessed our audio entertainment products in a given month on our apps;

•	“audio entertainment paying user” refers to a paying user that has purchased virtual items for our audio entertainment products at least once during the relevant period on our apps;

•
“average audio entertainment paying users” refers to the monthly average number of audio entertainment paying users in a given period on our apps, calculated by dividing (i) the total number of audio entertainment paying users in each month of such period by (ii) the number of months in the same period;

•
“average paying users” refers to the monthly average number of paying users in a given period across our platforms and apps, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period;

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

•	“guild” refers to an organized group of hosts that recruit, manage, train and support its member hosts;

•	“host” and “content creator” refer to a user who has posted a podcast or hosted an audio entertainment program on our apps;

•	“MAUs” refers to the number of active users in a given month across our platforms and apps;

•	“MENA” refers to the Middle East and North Africa;

•	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

•
“paying user” refers to an user that has purchased virtual items or subscribed for paid podcasts at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple user accounts on our platforms. The number of paying users we present in this annual report may not be equal to the number of unique individuals who actually purchase or consume virtual items or subscribe for paid podcasts on our platforms for any given period;

•	“RMB” or “Renminbi” refers to the legal currency of the PRC;

•
“Second Amended and Restated Memorandum and Articles of Association” refers to the second amended and restated memorandum and articles of association of our company adopted on October 23, 2019 which has become effective upon our initial public offering;

•	“total mobile MAUs” refers to the number of active users across our platforms and apps in a given month;

•	“UGC” refers to user-generated content;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“VIEs” refers to variable interest entities; and

•	“We,” “us,” “our company,” and “our,” refer to LIZHI INC., a Cayman Islands incorporated exempted company with limited liability, its subsidiaries, VIEs and the subsidiaries of its VIEs.
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On March 19, 2021, the noon buying rate for Renminbi was RMB 6.5070 to US$1.00.

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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our goals and growth strategies;

•	our future business development, results of operations and financial condition;

•	relevant government policies and regulations relating to our business and industry;

•	our expectation regarding the use of proceeds from our initial public offering in January 2020;

•	general economic and business condition in China and overseas countries and regions where we operate;

•	assumptions underlying or related to any of the foregoing;

•	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”
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
3.A.    Selected Financial Data
The selected consolidated statements of comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the year ended December 31, 2017, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	453,529	798,561	1,180,597	1,502,908	230,331
Cost of revenues	(330,822)	(565,634)	(910,155)	(1,134,678)	(173,897)

Gross profit	122,707	232,927	270,442	368,230	56,434
Operating expenses:
Selling and marketing expenses	(206,795)	(135,014)	(208,550)	(142,734)	(21,875)
General and administrative expenses	(22,645)	(26,702)	(45,714)	(88,856)	(13,618)
Research and development expenses	(43,189)	(83,209)	(158,015)	(225,329)	(34,533)

Total operating expenses	(272,629)	(244,925)	(412,279)	(456,919)	(70,026)

Operating loss	(149,922)	(11,998)	(141,837)	(88,689)	(13,592)
Other income:
Interest (expenses)/income, net	(2,008)	211	300	(1,796)	(275)
Foreign exchange (losses)/gains	(3,563)	(58)	1,178	(836)	(128)
Investment (losses)/income	—	(458)	—	1,241	190
Government grants	2,033	3,626	9,452	12,870	1,972
Others, net	(205)	(675)	(2,050)	(3,975)	(609)

Loss before income taxes	(153,665)	(9,342)	(132,957)	(81,185)	(12,442)

Income tax expense	—	—	—	(999)	(153)

Net loss	(153,665)	(9,342)	(132,957)	(82,184)	(12,595)

Accretions to preferred shares redemption value	(291,275)	(216,185)	(940,186)	(154,066)	(23,612)

Net loss attributable to our Company’s ordinary shareholders	(444,940)	(225,527)	(1,073,143)	(236,250)	(36,207)

Net loss	(153,665)	(9,342)	(132,957)	(82,184)	(12,595)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(876)	2,649	671	(6,338)	(971)

Total other comprehensive (loss)/income	(876)	2,649	671	(6,338)	(971)

Total comprehensive loss	(154,541)	(6,693)	(132,286)	(88,522)	(13,566)
Accretions to preferred shares redemption value	(291,275)	(216,185)	(940,186)	(154,066)	(23,612)

Comprehensive loss attributable to our Company’s ordinary shareholders	(445,816)	(222,878)	(1,072,472)	(242,588)	(37,178)

Net loss attributable to our Company’s ordinary shareholders per share
Basic	(1.73)	(0.87)	(4.13)	(0.27)	(0.04)
Diluted	(1.73)	(0.87)	(4.13)	(0.27)	(0.04)
Weighted average number of ordinary shares
Basic	260,000,000	260,000,000	260,000,000	883,202,412	883,202,412
Diluted	260,000,000	260,000,000	260,000,000	883,202,412	883,202,412
Net loss attributable to our Company’s ordinary shareholders per ADSs
Basic	(34.23)	(17.35)	(82.55)	(5.35)	(0.82)
Diluted	(34.23)	(17.35)	(82.55)	(5.35)	(0.82)
Weighted average number of ADSs
Basic	13,000,000	13,000,000	13,000,000	44,160,121	44,160,121
Diluted	13,000,000	13,000,000	13,000,000	44,160,121	44,160,121

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018, 2019 and 2020.

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	206,509	205,604	82,709	315,459	48,346
Total current assets	231,056	218,013	104,462	419,908	64,353
Total assets	242,547	236,659	140,683	463,818	71,082
Deferred revenue	5,878	10,668	14,530	17,001	2,606
Accrued expenses and other current liabilities	71,147	24,026	33,729	51,047	7,823
Total current liabilities	155,009	155,814	192,124	288,629	44,234
Total liabilities	155,009	155,814	192,124	294,627	45,153
Total mezzanine equity:	790,619	1,006,804	1,946,990	—	—
Ordinary shares (US$0.0001 par value, 930,963,910 shares authorized as of December 31, 2017, 2018 and 2019 and 1,500,000,000 shares authorized as of December 31, 2020 respectively, 260,000,000 shares issued and outstanding as of December 31, 2017 and 2018, 285,428,430 shares issued and 260,000,000 shares outstanding as of December 31, 2019, and 941,464,520 shares issued and 924,318,450 shares outstanding as of December 31, 2020, respectively)	171	171	189	640	98
Treasury stock	—	—	(18)	(12)	(2)
Additional paid in capital	—	—	—	2,409,753	369,311
Accumulated deficit	(704,361)	(929,888)	(2,003,031)	(2,239,281)	(343,185)
Accumulated other comprehensive income/(loss)	1,109	3,758	4,429	(1,909)	(293)
Total shareholders’ (deficit)/equity:	(703,081)	(925,959)	(1,998,431)	169,191	25,929
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	242,547	236,659	140,683	463,818	71,082

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(31,334)	13,962	(95,753)	39,996	6,130
Net cash used in investing activities	(13,195)	(17,375)	(29,370)	(94,559)	(14,492)
Net cash generated from financing activities	237,787	—	—	298,046	45,677
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(5,152)	2,508	2,228	(7,038)	(1,079)

Net increase/(decrease) in cash, cash equivalents and restricted cash	188,106	(905)	(122,895)	236,445	36,236

Cash, cash equivalents at the beginning of the year	18,403	206,509	205,604	82,709	12,676

Cash, cash equivalents, and restricted cash at the end of the year	206,509	205,604	82,709	319,154	48,912

3.B.    Capitalization and Indebtedness
Not applicable.
3.C.    Reason for the Offer and Use of Proceeds
Not applicable.
3.D.    Risk Factors
Summary Risk Factors
Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:
Risks Related to Our Business and Industry

•
If we fail to retain our existing users, to keep them engaged, to further grow our user base or to increase paying ratio, our business, operation, profitability and prospects may be materially and adversely affected.

•
The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.

•	We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.

•
Our content monitoring system may not be effective in preventing misconduct by our platforms’ users and misuse of our platforms and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.

•	We may fail to offer attractive audio content on our platforms.

•
We have limited experience in international markets. If we fail to meet the challenges presented by our expansion overseas, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Our Corporate Structure

•
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

•
We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Risks Related to Doing Business in China

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•
Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

•
Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board (“PCAOB”), and consequently investors may be deprived of the benefits of such inspection. As a result of recent legislation, if such a PCAOB inspection of our auditor cannot be completed within the next three years, we will be required to remove our listing and cease all trading of our securities in the U.S. capital markets. During the intervening period, this and other recent legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs and/or ordinary shares.

Risks Related to our American Depositary Shares

•	Our ADSs have experienced and may continue to experience price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.

•
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

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

•
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
The size of our user base and the level of our user engagement are critical to our success. We generate substantially all of our net revenues from virtual gift sales for our audio entertainment. Therefore, our success in monetization primarily depends on our ability to maintain and increase the size of our user base and user engagement level. If our user base decreases or stops growing, our users become less active or interested, or the quality and quantity of our paying user base deteriorate, it is probable that they would spend less on our platforms or access our platforms less often in general. As a result, our business, financial condition and results of operations will be materially and adversely impacted.
Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. To do so, we would have to ensure, among other things, that we adequately and timely respond to changes in user preferences, attract and retain popular hosts, continue to provide user-friendly experience and improve user experience, and curate our hosts to offer new and high-quality features and content that attract new users while keep the existing users interested. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user retention, growth and engagement, including if:

•	we fail to provide sufficient, high-quality user-generated audio content that keep our users interested and draw them to our platforms;

•	we are unable to provide user-friendly experience to our hosts or users or continue innovating our products to improve user experience;

•	we fail to identify key changes in user preferences in a timely manner or effectively respond to the changing user preferences;

•	we fail to keep pace with changes in technologies;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we fail to comply with applicable laws and regulations, including those related to illegal or inappropriate content;

•	our hosts fail to keep our users engaged with our services or platforms;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors; and

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations, government mandates or app store policies.
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
In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. Under this real-name registration system, we validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identify information of our users who are not a host. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platforms in the future. If we were required to implement a more rigid real-name registration system for users on our platforms, potential users may be deterred from registering with our platforms, which may in turn negatively affect the growth of our user base and prospect.
We also do not have full control over the behaviors of our hosts and users and the content generated by them, and therefore cannot assure you that our platforms would not be misused by others to engage in illegal or inappropriate activities. Due to the uncertainty of the evolving regulatory regime in the PRC, we may be subject to tightened implementation of applicable regulations in the future and additional restrictive measures may be imposed upon our platforms. Such evolving changes in regulatory regime may adversely affect our results of operations. Accordingly, we may be required to change our business strategies, substantially change the functions of our products, impose restrictions on user behaviors and content creation, or adjust our monetization methods. Also, we cannot assure you that our new products or features will meet the requirements of governmental authorities in China in a timely manner, or at all.
We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.
In the fourth quarter of 2020, we had approximately 6.2 million monthly active hosts on our LIZHI App, representing a 4.7% increase from 5.9 million in the fourth quarter of 2019. Certain hosts are able to attract a large follower base. Hosts are rewarded usually for their high-quality content, which are the primary contributors to user stickiness on our platforms and are hard to be replicated by other hosts. Certain of our top hosts received a large portion of their virtual gifts from a limited number of paying users.

Although we have signed contracts with some of our hosts or guilds that contain non-compete
clauses, popular hosts may still choose to depart us when their contract period ends, and their departure may cause a corresponding decline in our user base. Sometimes, our hosts may leave us to join a competing platform, whereas hosts from a competing platform may also choose to join us, in both of which scenarios legal and commercial dispute may arise. These disputes may distract management and impose additional costs on us. Departures of our hosts, particularly popular hosts, will have a negative impact on our user retention and reputation which may be material to our operations. To retain popular hosts, we must devise better compensation schemes, improve our monetization capabilities and help the popular hosts reach a wider audience. Although we strive to improve ourselves in these respects, we cannot guarantee that our hosts will not leave us even if we do our best to retain them. We launched a short-term incentive program in the third quarter of 2019 to provide additional shared revenue to the hosts to encourage content creation, enhance user spending and attract more hosts and users to our new podcasts and interactive audio products and features. Such program has been gradually scaled down since February 2020. We may continue to launch such incentive programs at our discretion in the future. However, we cannot assure you that such incentive program will achieve the anticipated effect, or be effective at all. Our competitors may adopt similar incentive programs, and the incentive activities we provide to hosts may become less attractive, thereby impairing the effectiveness of our incentive program. Even if we continue to implement such incentive activities in the future, there is no guarantee that we will be able to attract or retain hosts through these activities. We may terminate such short-term incentive activities in the future, which may discourage hosts from engaging with users on our platforms and therefore have an adverse impact on our results of operations. In the event we re-launch
such incentive program in the future, there will be no assurance that it will achieve the anticipated effect to attract talents and enhance user spending.
Meanwhile, we strive to discover and cultivate promising hosts. We cannot guarantee that the performance metrics and technology we use to track promising hosts will enable us to identify future popular hosts. We have developed AI technologies to identify the audio content that may become a hit and discover those hosts with unique and high-quality content. Then we train those hosts with necessary skillsets and, sometimes via guilds, promote those hosts on our platforms. See “Item 4. Information of the Company—4.B. Business Overview—Our Content Creators.” Some of the hosts we identify as promising may turn out to be underperforming, and we may also fail to spot truly promising hosts in early stages of their career. In addition to a waste of resources, either one of these scenarios could prevent us from cultivating top hosts, which could weaken our core competitive strength against competing platforms and thus cause an outflow of users to those platforms.
Our content monitoring system may not be effective in preventing misconduct by our platforms’ users and misuse of our platforms and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.
Our platforms allow hosts to publish and users to listen to podcasts, participate in audio entertainment activities and engage in interactions with each other. Our audio entertainment provides a virtual space for our users and hosts to discuss, share, comment and express themselves. Because we do not have timely or sufficient control over the activities conducted by our hosts and users and the content generated by them, our platforms may be misused by others to engage in illegal or inappropriate activities, or other activities that require permits, license or approval from the governmental authorities. If any illegal or unauthorized content is found on or linked to our platforms, we as the service provider may be held liable for infringement of the rights of our hosts or users or violation of relevant PRC laws and regulations. The government may impose other legal sanctions against us, including, in serious cases, suspending or revoking the licenses needed to operate our platforms.
We have deployed
AI-based
technologies supplemented by a team primarily consisting of staff outsourced from third parties, to monitor content for any illegal, fraudulent or inappropriate content or activities on our platforms. See “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.” If our AI system fails to interpret true and improper meaning of certain content, or if our monitoring team draws incorrect decision as to legality of certain content, illegal or unauthorized content may become accessible to our users via our platforms and expose us to various risks which may materially and adversely impact our business, financial condition and results of operations. Despite our efforts to monitor content on our platforms and the actions of the hosts and users, our platforms were previously subject to restrictive measures taken by the government authority in the past for insufficient monitoring system. As a result of such incidents, we have adopted a more stringent content monitoring system to meet the tightened regulatory standards and to screen and remove all inappropriate content stored on our platforms. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.” However, we cannot assure you that our content monitoring system is sufficient to detect all improper or illegal content or activities in the future. We can neither assure you that we will not be subject to fines and other penalties in the future for improper or illegal content or activities on our platforms.

We may also face tortious liabilities to third party for infringement of their rights. See “—We may be liable for intellectual property infringement relating to intellectual properties of third parties, which may materially and adversely affect our business, financial condition and prospects” and “—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, if such content is deemed to violate any PRC laws or regulations, or for improper or fraudulent activities conducted on our platforms, and PRC authorities may impose legal sanctions on us and our reputation may be damaged.”
We may fail to offer attractive audio content on our platforms.
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
In addition, we largely rely on our hosts to create high-quality audio content as almost all of our audio content offerings are generated by users. We have in place a revenue sharing mechanism to encourage hosts to supply content that are attractive to our users. However, we may not be able to provide the most competitive compensation to hosts under this mechanism. We launched a short-term incentive program in the third quarter of 2019 to provide additional shared revenue to the hosts to encourage content creation, enhance user spending and attract more hosts and users to our new podcasts and interactive audio products and features, while it was gradually scaled down such program since February 2020. We cannot guarantee you that the hosts attracted to our platforms due to the short-term incentive program will remain active after we terminate such program. For details, please refer to “—We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.” If we fail to observe the latest trends and timely guide hosts and guilds accordingly, or fail to attract or maintain a good relationship with hosts who are capable of creating content based on popular genres, or if hosts fail to produce popular content, our users number may decline and our business, financial condition and results of operations may be materially and adversely affected.
We have incurred net losses in the past, and we may continue to incur losses in the future.
In 2018, 2019 and 2020, we incurred a net loss of RMB9.3 million, RMB133.0 million and RMB82.2 million (US$12.6 million), respectively. Our net loss has increased significantly in 2019 as compared to 2018 and decreased in 2020 as compared to 2019. We may continue to be unprofitable or incur further net losses for the foreseeable future. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.
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

As the online audio industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Some of our current monetization methods are relatively recent innovations of the online audio industry and their long-term sustainability have not been tested. Meanwhile, we have explored and will continuously explore new monetization methods and client retention strategies, which may or may not be a success. Due to the initial success of the interactive audio products, we plan to continue to strengthen and expand our interactive audio product offerings. Since December 2020, we have entered into collaboration agreements with a number of major automobile manufacturers in China, including Xpeng Motors, GAC AION New Energy Automobile and GAC Motor, as well as automobile intelligent platforms, including BYD DiLink, a network linked automobiles intelligent system, and Huawei Mobile Services for Car, a smart in-car
cloud service solution built by Huawei Terminal Cloud Services, to explore business opportunities in the in-car
audio market. Currently, our
in-car
audio product together with our extensive audio content are available on certain models of such automobile companies via their in-car
audio systems. In the future, we expect to further explore and develop new use cases, such as smart devices and connected cars, and other innovative audio applications for our products. In October 2020, we launched Tiya App in the United States, a voice-based social networking app, and are in the process of developing other social networking products and features. In January 2021, we also launched the LIZHI Podcast app, a new podcast app to provide high-quality curated podcast content drawn from our extensive content library built over the years as well as new podcasts to be provided by selected content creators. We cannot assure you that our efforts will continue to achieve satisfactory results. Neither could we assure you that our ongoing and future attempts to innovate our communities and monetize our users will always be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge. In addition, any new and experimental products that we may develop and launch in the future may not be well received by our targeted users and may be affected by adverse industry trends such as evolving development, interpretation and implementation of applicable laws and regulations. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”
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
The outbreak of the
COVID-19
pandemic has brought uncertainties and interruptions to China’s macroeconomics and the global economy and may have adverse effects on our operations. The Chinese government as well as many other countries in the world have taken various measures to constrain the outbreak. The
COVID-19
pandemic has caused, and may continue to cause, companies in China, including us, to implement temporary adjustment of work schemes allowing employees to work from home and other measures that may impact our operation. We prioritize the health and safety of our employees, and have taken various preventative and quarantine measures across the Company soon after the outbreak. As a result of the
COVID-19
outbreak and its continued influence, our normal work schedule and results of operations may continue to be subject to potential adverse impact caused by
COVID-19,
and our revenues for the periods during which the
COVID-19
pandemic continues to have an impact may be difficult to predict. In addition, the disposable income of certain of our users may decrease or have decreased as a result of the impact of the
COVID-19
pandemic, which may also adversely affect our performance. Over the course of 2020, since various measures that the Chinese government implemented to constrain the
COVID-19
outbreak have been relaxed, many aspects of daily life in China gradually returned to normal routine. However, the situation in China and other countries and regions is still evolving, bringing with it unprecedented levels of macroeconomic disruption and uncertainties across the globe. The extent to which
COVID-19
impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, the development and efficiency of vaccines and other actions taken by governments, companies and individuals in response to the virus and resulting economic disruption.

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
On May 14, 2019, the Internal Office of Department of Culture and Tourism issued a notice that local culture and tourism authority will no longer be in charge of issuing approvals for Internet Culture Operation License to companies with the business scope in online gaming and publication of virtual currency. It is not clear from this notice or other applicable laws and regulations whether a second government office will regulate the online gaming and publication of virtual currency by form of an approval license or other methods. Our Internet Culture Operation Licenses were respectively renewed in July 2019, October 2019 and June 2020. We currently plan to apply for permit or approval on virtual currency operation from the applicable authority once the regulatory body is clarified.
Moreover, according to the Measures for Online Publication Service Administration, or Online Publication Measures, which was jointly promulgated by the SAPPRFT and Ministry of Industry and Information Technology of the PRC, or the MIIT, came into effect on March 10, 2016, or Online Publication Measures, an Online Publishing Service License is required for the provision of online publishing services. Currently, we allow hosts to upload their recorded podcasts on our platforms, which may be considered as the “internet publications.” As of the date of this annual report, we have not obtained an Online Publishing Service License. However we have been accepted to register on National Internet Visual-Audio Platform System and such registration in practice has been recognized by SAPPRFT as an alternative approach for enterprises to operate in online visual-audio business without such Online Publishing Service License. If the relevant PRC government authority decides that we are operating without the proper license, we may be subject to penalties such as shutting down of the website, deletion of all relevant online publications, confiscation of income and major equipment and special tools relating to podcasts operation, fines or other penalties. As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws or regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations.

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
In China, we market our key services under the brand “LIZHI”. Our business and financial performance are highly dependent on the strength and the market perception of our brand and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services, and may further increase our marketing expenditures in the future. Also, we must continuously exercise strict quality control of our platforms to ensure that our brand image is not tarnished by substandard products or services. We must also find ways to distinguish our platforms from those of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.
In addition, we must actively protect and maintain the legal ownership of our trademarks under which we market our brand and operate our platforms and business. Any failure to register or maintain the registration of our trademarks in any geographic region in which we operate our business may result in an adverse and material effect on our operation and financial conditions. We currently have pending trademark applications that may be subject to governmental scrutiny or third-party objection. Although we have taken measures to reduce our risks of infringement, we cannot assure you that we would not be subject to trademark infringement claims due to such trademark uses by us, or that we have duly registered all the trademarks necessary for our operations with competent governmental authorities. We may also be subject to other intellectual property infringement claims. As competition intensifies and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of intellectual property infringement claims.
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
To manage our growth and maintain profitability, we expect our costs and expenses to continue to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational, informational and financial systems, procedures and controls on an as-needed
basis. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with hosts and users. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Continued growth could end up straining our ability to maintain reliable service levels for all of our users and hosts, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed. In addition, the impact brought by the
COVID-19
pandemic on our business, operating results and financial condition in the foreseeable future is highly uncertain and cannot be predicted. See “— We face risks related to the outbreak of
COVID-19.”
Our existing revenue model may not remain effective and our business may suffer if we fail to successfully implement our monetization strategies.
Our apps are free to access, and we generate substantially all of our net revenues from virtual gift sales to users of our audio entertainment products. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying
users into paying users, which in turn depends on our ability to increase user base, cultivate and maintain hosts, and provide high-quality content and other services. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platforms’ partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.
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
To better compete with competitors which may have more cash, traffic, technological advantages, top hosts, business networks and other resources than us, we may be required to spend additional resources, which may adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and hosts. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including approaching our top hosts, filing complaint against our platforms to remove our apps from application stores, or even attacking our platforms. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and the research and development abilities of us and our competitors;

•	the unique content, services, products and interactive community we offer on our platforms that distinguish ourselves from other competing platforms;

•	changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

•	our reputation and brand strength relative to our competitors.
In addition, our users have a vast array of entertainment choices. Other forms of entertainment, such as online video streaming, social networking, traditional PC and console games, as well as more traditional mediums such as television, movies and sports, are much more well-established in mature markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platforms compete against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platforms in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.
Our revenue growth is heavily dependent on our paying user base. If we fail to grow our paying user base, our revenue may not increase, which may materially and adversely affect our business operation and financial results.
The number of our paying users had generally increased since 2017. Our average paying users decreased from approximately 434,100 in the fourth quarter of 2019 to 422,400 in the fourth quarter of 2020, and increased from approximately 351,700 in 2019 to approximately 446,100 in 2020. Whether we can continue this trend of growth depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular host that they used to follow financially, and an overall worsening economic condition can lower disposable income for all existing paying users, causing them to spend less on our platforms. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future. Any decline in the number or quality of our paying user base or our paying ratio may materially and adversely affect our results of operations and financial results. See “—Our existing revenue model may not remain effective and our business may suffer if we fail to successfully implement our monetization strategies.”
Also, a material portion of our revenue is contributed by a limited amount of key paying users. If we fail to maintain the number of such key paying users or their purchase on our platforms, our operations and financial results may be materially and adversely affected.
We cooperate with various guilds to cultivate and organize our hosts. If we are not able to maintain our relationship with guilds, our operations may be materially and adversely affected.
We cooperate with guilds to cultivate and organize hosts on our platforms. As we are open platforms that welcome all hosts to register on our websites, we believe cooperation with guilds increases our operational efficiency in terms of discovering, supporting and managing hosts in a more organized and structured manner.

We pay our hosts and their guild fees determined based on a percentage of revenue from virtual gift sales that is attributed to the hosts’ programs according to the three-party contractual arrangements among us, hosts and their guilds. From time to time, there may be contractual disputes between hosts, guilds and/or us or involving a third party. Any such disputes may not only be costly and time-consuming to solve, but may also be detrimental to the quality of the content produced by our hosts, causing our hosts or guilds to leave our platforms, decrease user engagement on our platforms or otherwise adversely affect our business, financial condition and results of operations. In addition, many of those contractual arrangements with guilds are not exclusive. If we are not able to maintain our relationship with guilds, they may choose to devote their resources to hosts who release programs on the other platforms, or they may encourage their hosts to use other platforms, which could materially and adversely affect our business, financial condition and results of operations.
We may be liable for intellectual property infringement relating to intellectual properties of third parties, which may materially and adversely affect our business, financial condition and prospects.
We do not have full control over how and what the creators of our content will share, display on or link to our platforms. As substantially all of our content is generated by users who can be any person registered on our platforms, we do not have the capacity or resources to verify the originality of each content uploaded to our platforms or distinguish if proper license has been obtained or not with respect to any given content. We have been and may continue to be subject to intellectual property infringement claims by third parties for services we provide or for content displayed on, retrieved from, linked to, recorded, stored or make accessible on our platforms, which may materially and adversely affect our business, financial condition and prospects. Although those allegations arise out of individual behaviors, platforms as service providers are often sued or investigated for any potential liabilities or misbehaviors. Under relevant PRC laws and regulations, internet service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the internet service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the internet service provider failed to take necessary actions to prevent such infringement, such as deletion, blocking or disconnection. Under the Tort Law of the PRC, the Civil Code of the PRC which repealed the Tort Law of the PRC with effect from January 1, 2021 and the Regulation on the Right to Communicate Works to the Public Over Information Networks, if an internet user infringes the civil rights, right to communicate works to the public over information networks or interests of another through using the internet, the person whose rights are infringed has the right to notify and request the internet service provider on which the infringement allegedly takes place to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. In addition, if there is no evidence indicating that an internet service provider clearly knows the facts of infringement, or the internet service provider has taken measures to disconnect or remove relevant content after receiving notification from the owner, the internet service provider shall not be liable for compensation liability. Such defense is also referred to as the “safe harbor exemption.” However, the court practice is currently unclear whether or to what extent a platform would be liable for the unauthorized content performed or presented by hosts.
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

We have adopted systematic methods to reduce our exposure to the risks of intellectual property infringement claims. Under our agreements with hosts, we are the owner of the intellectual property arising out of podcasts generation and live streaming activities on our platforms. When users register on our platforms, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright. We also require users to acknowledge and agree that they will not upload or perform content which may infringe upon others’ copyrights. However, we have historically allowed users to upload content without going through the registration process, and our platforms have, over the years, accumulated user-generated content for which users may not have obtained proper and complete copyright licenses. It is challenging for us to accurately identify such content and verify if proper license is obtained in each case. We also develop
AI-backed
technologies combined with manual supervision to screen for improper or illegal use of our platforms. We implant the “complaint” button on our operation interface which allows users to inform us of any risky or problematic content they are aware of. We also implement policies to take down content that has allegedly infringed a third party’s right in a timely manner to be eligible to invoke the safe harbor exemption for service providers. Our platforms also have procedures in place to block blacklisted users from uploading content for a temporary period of time or permanently. However, we cannot assure you those methods are sufficient to shield us from third party liabilities for intellectual property infringement, or our efforts will be considered favorably by a given court or relevant governmental authority. Liabilities for intellectual property infringement, or allegations of such infringement, may impose a burden on our management, cause penalties, lead to unfavorable media coverage and damage to our reputation, or even cause PRC authorities to impose sanctions on us, including, in serious cases, suspending our operation, which may materially and adversely affect our business, financial condition and prospects.
We may be held liable for information or content displayed on, retrieved from or linked to our platforms, if such content is deemed to violate any PRC laws or regulations, or for improper or fraudulent activities conducted on our platforms, and PRC authorities may impose legal sanctions on us and our reputation may be damaged.
Our online audio platforms enable users to exchange information, generate content, advertise products and services, and engage in various other online activities. Although real-name registration is required for hosts by our platforms based on their citizen identity card and other identification information, we may not be able to verify the identity information provided by our hosts as true and accurate. For registration of users before they become hosts, we verify identities primarily based on verification text messages sent to their mobile devices, which may not always be reliable. Hosts and users may engage in illegal conversations or activities, including the publishing of inappropriate or illegal content on our platforms that may be unlawful under PRC laws and regulations.
We require users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platforms, and we have also developed a content monitoring system. See “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.” However, although we use our best efforts to monitor content on our platforms, it is impossible for us to detect every incident of inappropriate content on our platforms due to the immense quantity of user-generated content on our platforms. Our monitoring system, which is comprised of
AI-backed
technologies and manual scrutiny, may not detect each and every misconduct or illegal or inappropriate content. See “—Our content monitoring system may not be effective in preventing misconduct by our platforms users and misuse of our platforms and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.”
If we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platforms under PRC laws and regulations, we may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platforms, imposed by court or government authority. We had the experience in the past of being suspended or fined by a local government authority and reported by media for improper content on our platforms. Our apps had been removed from the app stores for inappropriate content placed by third parties on our platforms. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations” and “—Our content monitoring system may not be effective in preventing misconduct by our platforms users and misuse of our platforms and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.”
Meanwhile, we may face claims for fraud, defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platforms. In addition, if any third party suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platforms or after hearing unsettling, inappropriate, fraudulent or misleading content that our content monitoring system failed to filter out, or if any third party suffers or alleges to have suffered damages as a result of improper or fraudulent activities on our platforms, we may face civil lawsuits or other liabilities initiated by the affected third party, or governmental or regulatory actions against us.

In response to allegations of illegal or inappropriate activities conducted through our platforms or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance
with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide internet content service. Defending any such actions could be costly and require significant time and attention of our management and other resources, and may cause damages to our reputation, which would materially and adversely affect our business.
We rely on our mobile application to provide services to our users which, if inaccessible, may have material adverse impact on our business, financial condition and results of operations.
We rely on third-party mobile application distribution channels such as Apple’s App Store, various Android’s App Stores and other channels to distribute our mobile application to users. We expect a substantial number of downloads of our mobile application will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channels interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. We have experienced in the past removal or suspension of our apps by mobile application stores for reasons such as government scrutiny on our business or industry or enhanced compliance requirements by such third-party platforms. Our apps are currently available for download in all major app stores, including Apple’s and Android’s App Stores. Although there is no any suspension events in 2020, we have experienced temporary removal from various applicable stores in the past. Those incidents of download suspension were temporary and did not affect our existing users, and therefore did not have any material adverse impact on our results of operations. We cannot assure you that our apps will not be removed again by a third party mobile application distribution channel in future and our business operation, reputation and financial conditions may be negatively affected. In addition, we may rely on such third party platforms as our payment channels including through in-
app purchases. Any suspension or removal of our apps from these platforms may result in material adverse impact on our results of operations due to the unavailability of such payment channels.
Increases in the costs in relation to content creators, such as higher hosts’ compensation and costs of discovering and cultivating a top host, may have an adverse effect on our business, financial condition and results of operations.
We depend upon content creators, i.e., our podcasts and live streaming hosts, to continuously provide a large variety of high-quality content on our platforms, which is a key factor of engaging and satisfactory user experience that ensures long-term user stickiness. We also rely on our interactive audio products hosts to provide fun and engaging experience to users of Friends Hall and other interactive audio products. On one hand, we discover, curate and cultivate top hosts who self-register on our platforms as a host. On the other hand, we compete with other audio platforms for active, popular or celebrity hosts. To attract and retain top hosts and maintain the high level of content quality, we enter into contracts with our hosts under which such hosts are usually paid a certain percentage of the sales of virtual gifts or currency that they receive. The compensation to and the cost to discover, train and develop a top host may increase as the competition intensifies. If our content creators become too costly, we will not be able to produce high quality content at commercially acceptable costs. If our competitors’ platforms offer higher revenue sharing percentage with an intent to attract our popular hosts and content creators, costs to retain such hosts and content creators may increase. In addition, we launched a short-term incentive program in the third quarter of 2019 to provide additional shared revenue to the hosts and gradually scaled down such program since February 2020. We may terminate such incentive program in the near future which may discourage hosts from engaging with users on our platforms. For details, please refer to “—We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.” Furthermore, as our business and user base further expands, we may have to devote more resources in encouraging our hosts to produce content that meets the evolving interests of a diverse user base, which would increase the costs of content on our platforms. If we are unable to generate sufficient revenues that outpace our increased costs in relation to content creators, our business, financial condition and results of operations may be materially and adversely affected.

Any compromise to the cyber security of our platforms could materially and adversely affect our business, reputation and results of operations.
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
Spammers may use our platforms to send spam or illegal messages to users, which may affect user experience. As a result, our users may reduce using our products and services or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending a high volume of repetitive messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platforms in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.
In addition, malicious software and applications may interrupt the operations of our platforms and pass on such malware to our users and hosts which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case, and in the incident if users experience a malware attack by using our platforms, our users may associate the malware with our websites or mobile apps, and our reputation, business, financial condition and results of operations would be materially and adversely affected.
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
The proper functioning of our platforms are essential to our business. Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our platforms.
The proper functioning of our platforms are essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success and our ability to provide content to attract and retain users.
Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems could result in the unavailability or slowdown of our platforms and the attractiveness of content provided on our platforms. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins
and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.
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
Our research and development expenditure may lower our profitability. Furthermore, if we fail to anticipate or successfully implement new technologies, our proprietary technologies or platforms could become unattractive or obsolete, and our revenues and market share may decline.
Our technological capabilities and infrastructure underlying our platforms are critical to our success. We have invested and will continue investing significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities, our platforms and our services competitive in the market. In order to continue attracting hosts to generate content on our platforms, we must provide new and attractive features for creating and optimizing audio content. If we fail to anticipate or implement new features to our hosts users, we may not be able to retain existing hosts and users or attract new members to join our community. Also, our operations and development rely heavily on our AI technologies. We have developed an
AI-based
system to accomplish tasks that usually require a massive amount of manpower, such as monitoring hundreds of millions of podcasts uploaded to our platforms to protect us from improper or illegal use of our platforms. The
AI-based
system also plays a key role in content distribution and recommendation. See “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.” If we cannot develop or maintain an effective operation of artificial intelligence to assist in those areas, or if we fail to improve our
AI-based
system to align with the fast increase of our data volume, we may not have the technologies required to support our business operations and development. We have incurred a significant amount of research and development expenses in the past and such expenses may continue to raise in future.
However, expenditures in research activities cannot guarantee a commercially practical result, or at all. Accordingly, our expenditures may not generate corresponding benefits, which in turn will reduce our profitability. Given the fast pace with which the internet technology has been and will continue to be developed, we may not be able to timely upgrade our streaming technology, our engines or the software framework for our platforms development in an efficient and cost-effective manner, or at all. New technologies in programming or operations could render our technologies, our platforms or products or services that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, outsourcing costs and licensing fees, which could result in a decline in our revenues and market share.
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
The numbers of total mobile MAUs or paying users or certain other key operating metrics are calculated using internal company data. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring users and user engagement across our large user base. The actual number of individual users, for example, is likely to be lower than that of registered user accounts, total mobile MAUs and paying users, potentially significantly, due to various reasons such as repetitive registration. Some of our user accounts may also be created for specific purposes such as to increase the number of votes for certain hosts in various contests, but the number of paying users and total mobile MAUs do not exclude user accounts created for such purposes. We measure the number of MAUs by the number of mobile devices, and we require phone number verification for registered accounts and require ID verification for live streaming host accounts. However, we have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our total mobile MAUs and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms and access own apps, respectively, which may lead to an inaccurate interpretation of our metric. The calculations of our active users may not accurately reflect the actual number of people using our platforms.
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
In addition, our measures of such key operating metrics may differ from estimates published by third parties or from metrics used by other companies in similar industries due to differences in methodology. As a result, such key operating metrics may not be directly comparable to those similarly titled metrics used by other companies. If others do not perceive our key operating metrics to be accurate representations of our results of operations, or if we discover material inaccuracies in our key operating metrics, our reputation may be harmed and customers and platforms’ partners may be less willing to allocate their resources or spending to us, which could negatively affect our business and operating results.
We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.
We may be subject to litigation, disputes or claims of various types brought by our competitors, users, hosts, employees, or others against us in matters relating to intellectual property rights, contractual disputes and competition claims or claims and disputes involving misconducts of our hosts, users, and employees. For example, we have been subject to user complaints and disputes relating to virtual gifting transactions consummated on our platforms and may be subject to litigation or threatened proceedings with our users in the future. We cannot assure you that we will not be subject to similar disputes, complaints or legal proceedings in the future, which may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business.

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
We have been involved in litigation arose in the ordinary course of business. Such lawsuits may involve intellectual property infringement on our platforms or commercial disputes with certain hosts. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on us, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or adjust our business practices, which could have a material and adverse effect on our business, financial condition and results of operations.
We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
We will have to defend against the putative class action
lawsuits
described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Litigation,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we will continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day
operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.
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
Negative publicity involving us, our hosts, our users, our management, our content, our platforms or our business model may materially and adversely harm our brand and our business. See “—We may be liable for intellectual property infringement relating to intellectual properties of third parties, which may materially and adversely affect our business, financial condition and prospects.” We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, users, customers and platforms’ partners. For instance, Mr. Yipeng Li, who has been our independent director since our initial public offering, was named as one of the defendants in an ongoing securities class action lawsuit against Sunlands Technology Group originally filed on June 27, 2019 with United States District Court Eastern District Court of New York (case number
1:19-cv-03744-FB-SMG),
alleging misrepresentation contained in the registration statement in connection with such company’s initial public offering. No conclusive judicial decision has been made with respect to this lawsuit. There has been negative publicity about our platforms and the misuse of our services by certain hosts and users. Such negative publicity may divert our management’s attention and materially and adversely impact our business, financial condition and results of operations.

We generate a portion of our revenues from podcast, advertising and others. If we fail to maintain or grow podcast, advertising and others revenue, our financial results may be adversely affected.
In 2018, 2019 and 2020, we generated RMB13.5 million, RMB12.7 million and RMB21.8 million (US$3.3 million) of net revenues from podcast, advertising and others, representing 1.7%, 1.1% and 1.4% of our total net revenues for the same periods. While our revenue generated from podcast, advertising and others represents a small portion of our revenue, our financial results could be adversely affected if we fail to maintain or grow it in the future. In addition, one or a few of our advertising business customers may account for a large portion of the total accounts receivable. If we fail to collect our receivable balance from our key customers in our advertising business, our financial results may be adversely affected.
Advertisements shown on our platforms may subject us to penalties and other administrative actions.
We derived a small portion of our revenue from advertising business. Under PRC advertising laws and regulations, as a publisher of internet advertisements, we are obligated to monitor the advertising content shown on our platforms to comply with applicable laws and regulations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting any misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.
We are subject to risks relating to our third-party online payment platforms.
Currently, we sell almost all of our products and services to our users through third-party online payment systems. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. We utilize third-party online payment platforms to receive cash proceeds from sales of our virtual currency through direct purchases on our platforms. Any scheduled or unscheduled interruption in the ability of our users to use these and other online payment platforms could adversely affect our payment collection, and in turn, our revenue. In addition, in online payment transactions, secure transmission of user information, such as debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, is essential to user privacy protection and maintaining their confidence in our platforms.
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
We offer our users multiple options to purchase Golden Coin, our virtual currency. Users can purchase these virtual currencies directly on platforms, make in-app
purchases using third-party payment channels. From time to time, certain third parties fraudulently claim that users can purchase Golden Coin through them. If our users choose to purchase our virtual currency from such third parties, they may suffer losses from such fraudulent activities by third parties. Although we are not directly responsible for such fraudulent activities conducted by third parties, our user experience may be adversely affected and they may choose to leave our platforms as a result. Such fraudulent activities by third parties might also generate negative publicity, disputes or even legal claims. The measures we take in response to such negative publicity, disputes or legal claims may be expensive, time consuming and disruptive to our operations and divert our management’s attention.
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
COVID-19,
a novel strain of coronavirus, has spread worldwide. The
COVID-19
outbreak has brought uncertainties and interruptions to global economy and caused significant volatility across the financial markets. We believe that our current cash and cash equivalents, together with our cash generated from operating activities, financing activities and our initial public offering, will be sufficient to meet our present anticipated working capital requirements and capital expenditures. However, if the impact of the
COVID-19
and volatility in the financial markets continue, our financing activities in future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity. For other risks related to the
COVID-19,
see “— We face risks related to the outbreak of
COVID-19.”
We have significant working capital requirements and had working capital deficits in the past. If we experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.
As a result of the efforts in expanding our business, we had a working capital deficit of RMB87.7 million as of December 31, 2019. Although we have received net proceeds from our initial public offering completed in January 2020 to meet our ongoing working capital needs and fund our continuous growth and achieved a positive working capital of RMB131.3 million (US$20.1 million) as of December 31, 2020, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control. There can be no assurance that we will be able to continue to successfully taking measures such as prudently managing our working capital or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.
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
Since the completion of our initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we included a report from management on our internal control over financial reporting in our annual report on Form
20-F
beginning with this annual report this year. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
We identified a material weakness in our internal control over financial reporting as part of management’s assessment, and if we are unable to remediate and improve our internal controls, we may not be able to accurately or timely report our future financial results.
In the course of preparing our consolidated financial statements in the prior years, we identified one material weakness which has not been remedied in our internal control over financial reporting as of December 31, 2020. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting. While we are in the process of implementing plans to remediate this material weakness, there is no assurance that we will not have material weaknesses or significant deficiencies in the future.
The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on the effectiveness of such companies’ internal control over financial reporting in their respective annual reports. In addition, an independent registered public accounting firm for a public company may be required to issue an attestation report on the effectiveness of such company’s internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete our evaluation testing and any required remediation. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our listed securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.
We have granted share-based compensations in the past and will continue to grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profit. Exercise of the share options, restricted shares or restricted share units granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.
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
As of February 28, 2021, awards to purchase 52,964,400 Class A ordinary shares under the Amended and Restated 2019 Share Incentive Plan have been granted and outstanding. A number of awards become vested upon the completion of our initial public offering in January 2020 and we recognized a significant amount of share-based compensation expenses upon then. As of December 31, 2020, our total unrecognized share-based compensation related to the Amended and Restated 2019 Share Incentive Plan amounted to RMB62.6 million(US$9.6 million). We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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
We are exploring opportunities overseas. Starting from July 2019, we have launched certain localized tailored version of our overseas audio entertainment product in the Middle East and North Africa, or the MENA and gradually developed to reach more global audiences. In October 2020, we launched Tiya App, in the United States, an audio-based social networking product. Currently, Tiya App is operated in and has users from more than 200 countries worldwide. We have limited experience in international markets and we expect to enter and expand our operations in international markets. Global expansion could expose us to a number of risks, including:

•
compliance with applicable foreign laws and regulations, including but not limited to internet content provider licenses, internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements;

•	tensions between China and the United States or among other government authorities in countries or regions where we operate;

•
challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include popular hosts and their agencies, third parties that promote our platforms and applications and third parties that provide us technology support;

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
assertions, including transfer pricing adjustments and permanent establishment risks;

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
We may be subject to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics or pandemic, riots, political and military upheavals and other outbreaks in the country or region where we have our operations or where a portion of our users or podcasts are located. Such events could significantly disrupt our operations and negatively impact our business, financial conditions and development.
We have incurred and will continue to incur additional costs as a result of being a public company.
As a public company, we are incurring and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
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
PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership is prohibited in industries of online audio program services and internet cultural business (excluding music), foreign ownership of an internet content provider in managing value-added telecommunications business may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience. We are a company registered in the Cayman Islands and Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”) and Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”) (our wholly-owned subsidiaries in China) are considered foreign-invested enterprises, or WFOEs. To comply with PRC laws and regulations, our WFOEs conduct our business in China mainly through Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”) and Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”), our VIEs, and their respective subsidiaries, based on a series of contractual arrangements by and among our WFOEs, our VIEs and the respective shareholders of our VIEs. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities, including our VIEs and their subsidiaries, and consolidate their financial results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”

In the opinion of our PRC counsel, JunHe LLP, based on its understanding of the relevant PRC laws and regulations, each of the contractual arrangements among each of Guangzhou Lizhi and Guangzhou Huanliao, our VIEs, and their respective shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. In addition, PRC government authorities may deem that foreign ownership is directly or indirectly involved in each of our VIE’s shareholding structure. If we are found in violation of any PRC laws or regulations, or if the contractual arrangements among any of our WFOEs, our VIEs and/or their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our apps/websites;

•	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	imposing additional conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions against us that could be harmful to our business.
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
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among each of our WFOEs, our VIEs, and shareholders of our VIEs are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase our WFOEs tax expenses, subject our WFOEs to late payment fees and other penalties for underpayment of taxes. As a result, our consolidated results of operations may be adversely affected.
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
As of the date of this annual report, our founder and Chief Executive Officer, Mr. Jinnan (Marco) Lai, through entities controlled by him, holds 22.4% of our total outstanding ordinary shares, representing 64.5% of our total voting power, excluding 15,446,330 Class A ordinary shares held by Kastle Limited which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors. As a result, Mr. Lai is expected to have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of substantially all of our assets, election of directors and related party transactions.
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
non-compliance
and impose other penalties.
The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated variable interest entities are subject to foreign investment restrictions/ prohibitions set forth in the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version) and the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2020 Version) issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new “negative list” to be issued under the PRC Foreign Investment Law will be different from the foregoing lists that already exist.
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
We endeavor to eliminate illicit content from our platforms. We have made substantial investments in resources, including artificial intellectual technology to work together with a team of specialized individuals, to monitor content that users post on our platforms and the way in which our users engage with each other through our platforms. We use a variety of methods to ensure our platforms remains a healthy and positive experience for our users. See “Item 4. Information of the Company—4.B. Business Overview—Content Monitoring System.” Although we employ these methods to filter content posted on our platforms, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant
with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platforms, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platforms, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platforms. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

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
While participating on our platforms, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses if the online platform operators fail to fulfill their obligations as the service provider. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.
Under the PRC enterprise income tax law that became effective on January 1, 2008 and last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Taxation Administration, or the SAT, issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.
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

There are uncertainties with respect to indirect transfers of PRC taxable properties.
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
Implementation of the labor laws and regulations in China may adversely affect our business and results of operations.
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
We are a holding company incorporated in the Cayman Islands. In 2018, 2019 and 2020, our subsidiaries and our VIEs (including their subsidiaries) located in the PRC have not paid dividends. However, the payment of dividends by our PRC subsidiaries and PRC VIEs is an important source of income for us to meet our financing need, and such payment is and may be subject to various restrictions. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax
profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2020, we had not made appropriations to statutory reserves as our subsidiaries and our VIEs (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiaries, VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident
enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident
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

The SAT has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in China who exercise share options, restricted shares or restricted share units will be subject to PRC individual income tax. Each of our PRC subsidiaries has obligations to file documents related to employee share options, restricted shares or restricted share units with relevant tax authorities and to withhold individual income taxes of those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations related to Employee Stock Incentive Plan.”
Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.
As of December 31, 2020, we lease nine premises in China, including our headquarters in Guangzhou. As to some of our leased properties, our landlords did not provide us with sufficient property title certificates or other supporting documents to prove ownership of the leased properties. We also lease some properties constructed on lands allocated by government on certain conditions. The lease of structures on allocated lands shall meet relevant requirements and be approved by the competent authorities. If our landlords’ ownership of the leased properties is successfully challenged by a third party or our landlords lease the relevant properties on allocated lands without approval, our lease agreements may not be enforceable and we may be forced to vacate the premise and relocate to a different premise. We cannot assure you that we will cause all of our landlords to provide sufficient property title certificates and obtain approvals in time, or at all, and if we have to relocate, our business may be disrupted and we may incur additional expenses. Some of such landlords have not registered the lease agreements with the government authorities or have not completed the registration process with respect to their ownership rights to the leased premises. We may be subject to monetary fines due to failure by the landlords to complete the registration process as required by applicable laws.
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
Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board (“PCAOB”), and consequently investors may be deprived of the benefits of such inspection. As a result of recent legislation, if such a PCAOB inspection of our auditor cannot be completed within the next three years, we will be required to remove our listing and cease all trading of our securities in the U.S. capital markets. During the intervening period, this and other recent legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs and/or ordinary shares.
Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.
On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally. In response to the U.S. President Trump’s Memorandum on Protecting United States Investors from Significant Risks from Chinese Companies, on August 6, 2020, the U.S. President’s Working Group on Financial Markets (the “PWG”) released a report where it recommends that the SEC take steps to enhanced listing requirements on companies from certain jurisdictions, such as China, that do not provide the PCAOB with sufficient access to audit working papers. The proposed enhanced listing standards require, as a condition to initial and continued exchange listing, unrestricted PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies that are unable to satisfy this standard as a result of governmental restrictions may satisfy this standard by providing a co-audit from
an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm.
The proposed new listing standards provide for a transition period until January 1, 2022 for currently listed companies. After this transition period, if currently listed companies were unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if
not cured. The measures in the PWG report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman Jay Clayton had directed the SEC staff to prepare proposals in response to the PWG report, and that the SEC was soliciting public comments and information with respect to these proposals. The PCAOB’s inspections of other firms outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, it remains unclear what additional actions the SEC and the stock exchanges will take in response to the PWG report.

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
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. On August 6, 2020, the PWG released a report where it recommends that the SEC take steps to enhanced listing requirements on companies from certain jurisdictions, such as China, that do not provide the PCAOB with sufficient access to audit working papers, as discussed above. If either of these bills or the PWG report is enacted into law, or if we fail to meet the requirements thereunder due to factors beyond our control, we could face possible de-listing from
the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.
In addition to the proposed U.S. legislation and policies relating to Chinese companies’ compliance with applicable U.S. securities laws, our business and prospect may also be negatively affected by other changes in governmental policies including sanctions and export controls administered by U.S. government authorities, including those imposed as a result of a material deterioration of the political or economic relations between China and the United States and other geopolitical challenges. There is no assurance that the governmental authorities in the United States will not take any such actions against us or our controlling shareholder or affiliates in the event the tensions between China and the United States escalate, which could result in a material and adverse impact on our business and prospect.
Risks Related to our American Depositary Shares
Our ADSs have experienced and may continue to experience price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.
Stock markets are subject to significant price and volume fluctuations that may be unrelated to the operating performance of particular companies and the market price of our ADSs may therefore frequently change as a result. For example, during the year ended December 31, 2020, the high and low closing prices of our ADSs were US$11.63 and US$1.96 per ADS, respectively, but in February 2021 the closing price of our ADSs reached US$15.82 per ADS. We believe the recent changes in our financial condition or results of operations are consistent with the recent change in our ADS price: our net revenues during the fiscal year 2020 increased by 27.3% from the prior year and our net loss decreased from RMB133.0 million in 2019 to RMB82.2 million in 2020. In addition, the market price of our ADSs have fluctuated and may continue to fluctuate substantially due to a variety of other factors, including quarterly fluctuations in our results of operations, our ability to execute on our current growth strategy in a timely fashion, announcements about technological innovations or new products or services by us or our competitors, market acceptance of new products and services offered by us, changes in our relationships with our suppliers or customers, our ability to meet analysts’ expectations, changes in the information technology environment, changes in earnings estimates by analysts, sales of our ADSs by existing holders, and the loss of key personnel. Possible exogenous incidents and trends may also impact capital markets and our own ADS prices, including but not limited to foreign and cross border altercations, political unrest, and cyberterrorism on a global scale.
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
We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of February 28, 2021, two of our directors, Mr. Jinnan (Marco) Lai and Mr. Ning Ding, beneficially own all of our issued Class B ordinary shares. They in the aggregate hold approximately 26.7% of our total issued and outstanding share capital and 77.4% of the aggregate voting power of our total issued and outstanding share capital, excluding 15,446,330 Class A ordinary shares held by Kastle Limited, which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors as of February 28, 2021. As a result of this dual-class share structure, the holders of our Class B ordinary shares have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds
of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit the ability of the holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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
Our ADSs may become the target of a “short squeeze”.
In recent months, securities of certain companies have increasingly experienced significant and extreme volatility in stock price due to short sellers of shares of common stock and buy-and-hold decisions of longer investors, resulting in what is sometimes described as a “short squeeze.” Short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Sharp rises in a company’s stock price may force traders in a short position to buy the stock to avoid even greater losses. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. We may be a target of a short squeeze, and investors may lose a significant portion or all of their investment if they purchase our ADSs at a rate that is significantly disconnected from our underlying value.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.
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
After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes- Oxley Act of 2002 and the other rules and regulations of the SEC, which may adversely affect our financial condition and results of operations.

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
In general, a
non-U.S.
corporation is a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which generally may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as a non-passive
or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2020. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.
Moreover, it is not entirely clear how the contractual arrangements between our WFOEs, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2021 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
We have incurred and will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”
As a public company, we are incurring and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition and results of operations.

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
In October 2013, we launched our LIZHI App operated by Guangzhou Lizhi.
In November and December 2015, each of Changsha Limang Interactive Entertainment Co., Ltd., or Changsha Limang, and Huai’an Lizhi Network Technology Co., Ltd., or Huai’an Lizhi, was established in the PRC, respectively. In March 2017, Wuhan Lizhi Network Technology Co., Ltd., or Wuhan Lizhi, was established in the PRC. In January, February and April 2019, each of Guangzhou Moyin Network Technology Co., Ltd., Guangzhou Teqi Network Technology Co., Ltd. and Chongqing Piwan Network Technology Co., Ltd. was established in the PRC, respectively. These entities are wholly and directly held by Guangzhou Lizhi and provide supporting services to our apps.
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
4.B.    Business Overview
We have built an audio ecosystem with a global presence consisting of audio-based social networks, podcast content portfolios and audio communities.
LIZHI App, our flagship platform, is a leading online UGC audio community, interactive audio entertainment platform and online audio platform in China. Since its launch in 2013, LIZHI App is dedicated to allowing users to record and share their lives with voices on mobile devices with the help of intuitive recording, and to reach their audience through various discovery tools. We have amassed extensive and growing user-generated audio content since then. Through our extensive podcast library, we attract a growing and engaging user base, which we believe presents attractive monetization opportunities.
With user interactions built into every podcast, live streaming and social audio entertainment products, our users not only listen to audio contents on our platforms, but also create, store, discover, and share audio contents and interact with each other through different channels. We launched audio live streaming as our first audio entertainment product feature in 2016, making it possible for our users to enjoy a multi-dimensional, interactive audio experience. Through LIZHI App, users can follow their favorite hosts and channels, become hosts and create their own podcasts, perform in live streaming, and interact with others through various interactive features. Today, we also offer engaging and diversified entertainment experiences through audio.
We believe this audio-centric interaction is a natural extension of the power of voices. Since our launch, we have also introduced a wide range of interactive audio products to drive user interactions, such as
Friends Hall
and
Voice ID Card
on LIZHI App.
We plan to expand our overseas presence. Starting from July 2019, we have launched certain localized tailored version of our overseas audio entertainment product in the Middle East and North Africa, or the MENA and gradually developed to reach more global audiences.
In October 2020, we launched Tiya App, an audio-based social networking product, in the United States. Shortly after its launch in the United States, Tiya ranked among the top four social networking apps in the United States in November 2020 according to the ranking published by App Annie. Currently, Tiya App is operated in and has users from more than 200 countries. We have not launched Tiya App in China mainland.
Since December 2020, we have entered into collaboration agreements with a number of major automobile manufacturers in China, including Xpeng Motors, GAC AION New Energy Automobile and GAC Motor, as well as automobile intelligent platforms, including BYD DiLink, a network linked automobiles intelligent system, and Huawei Mobile Services for Car, a smart in-car
cloud service solution built by Huawei Terminal Cloud Services, to explore business opportunities in the in-car
audio market.

In January 2021, we launched LIZHI Podcast (LIZHI BOKE in Chinese), a new podcast app, to provide curated podcast content drawn from our extensive content library built over the years as well as new podcasts to be provided by selected content creators.
Today, we have built an audio ecosystem with a global presence consisting of audio-based social networks, podcast portfolios and audio communities. Our vibrant platforms foster a thriving community with the following elements:

•
Users
— We cultivated a highly engaged user community of approximately 58.4 million average total mobile MAUs in the fourth quarter of 2020, representing an increase of 12.6% from approximately 51.9 million average total mobile MAUs in the fourth quarter of 2019. Our users are young and highly engaged, with a strong demand for self-expression and social interactions. We foster natural conversion of users to hosts through simple and intuitive audio tools. As a result, our users are not only listeners, but also content creators. In the fourth quarter of 2020, we had approximately 6.2 million average monthly active hosts on our LIZHI App, representing 10.6% of our average total mobile MAUs in the same period. The number of monthly active hosts on our LIZHI App increased by 4.7% from approximately 5.9 million in the fourth quarter of 2019 to approximately 6.2 million in the fourth quarter of 2020, representing 10.6% of our average total mobile MAUs in the same period.

•
Content
— We have built a leading online UGC audio community in China. Our platform offers a variety of tools to enable our users to create, edit, store and share audio content to demonstrate their vocal talent. We offer a broad range of podcasts such as life and relationships, parenting, language learning, talk shows, music radio and ACG, catering to the evolving and diversified interests of our user base. For audio entertainment, we offer a number of categories covering content such as social, music, talk show, ACG and audio books. A significant portion of the audio content on our platform was produced by our users using our audio-making tools.

•
Interactions
—We have developed innovative products for our users to interact with our hosts and other users. Features such as following, chatting, sharing, commenting, liking, on-air
dialogues and virtual gifting have been deeply integrated into the audio content offered on our platforms, enhancing our user experience and engagement. Our audio-based social networks product offering, including Tiya App, caters to users’ evolving interest in social interactions in real time online and enables users to connect with friends having similar interests, entertain, chat online and share their daily lives through voices.

•
Audio and AI technologies
—Through our industry-leading audio technologies, we simplify the audio creation process for our users, improve sound quality and effects, and ensure a consistently high-quality live streaming experience. Our proprietary voice engineering features include 3D recording, noise reduction, and voice beautification and synthesis. Machine learning and data analytics help us find patterns in users’ vocal and behavior data. Our AI technologies enable us to recommend relevant audio content to our users based on their interests through a fully automated process. Meanwhile, we also apply AI technologies to increase the efficiency of the matching systems on our apps. For instance, we have adopted AI technologies on Tiya App to match users with similar interests within a matter of seconds.

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
Our Community
We have built a vibrant community that brings people closer together through voices. Humans are, by nature, social creatures. Social interactions produce happiness and satisfaction. LIZHI App is a one-stop
online destination for everyone to create, store, share, discover and interact through audio on mobile and other smart devices. More importantly, it provides a place where people empathize and connect with each other.
Our hosts, as content creators, are also the foundation of our community. A large number of our hosts first joined our platforms as users and later became content creators by publishing their own podcasts and engaging in audio live streaming performances.

In the fourth quarter of 2020, we had approximately 6.2 million average monthly active hosts on our app, who are also our users, representing 10.6% of our average total mobile MAUs in the same period.
Our Value Propositions
The following elements denote the fundamental values of our LIZHI community.
Easy audio making for everyone
. We provide a
one-stop
destination for users to create, edit, store and publish audio content on their mobile phones. The innovative audio making and editing tools developed and offered by us make it possible for everyone to create high-quality, original podcasts at their fingertips to realize their creative visions and vocal talent.
Discovering and recommending
. Our apps offer our users a personalized, curated content library. Our
AI-driven
personalized recommendations enable users to discover and enjoy their favorite audio content and form a deep, lasting emotional bond with the voices behind. AI technologies and big data analytics enable us to optimize our personalized content distribution system and provide our users with a more personalized experience by analyzing the underlying content of podcasts and streams on our platforms and matching them with users based on their preferences. Machine learning and data analytics help us find patterns in our users’ interests and preferences. We then understand each user’s relationship with his/her favorite content—not only what genres and topics she likes, but also the characteristics of the voices reflected by her favorite content. We utilize such user preference graph to empower our content recommendations.
Reaching audience and getting paid
. A host who makes his podcasts, live streaming or interactive audio products available on our apps gains access a large online audio community in China. Our users further place podcasts on publicly available playlists which can be shared, further amplifying their reach. Leveraging on our monetization capability, we help increase the value of one’s original work, and motivate content creators to continue to create and share more content on our platforms. Our AI technology and data analytics also provide useful feedback to our hosts to help them create and distribute more unique and high-quality content that truly resonates with their audience.
Always interactive, always fun
. We differentiate ourselves with our competitors with deeply integrated interactive functions offered by our products—something that make everyone a part of the voice journey. Our interactive functions range from basic features such as liking, following, commenting and chatting, to innovative ones such as multi-user on-air
dialogues and drama role plays. Our audio-based social networks product offering, including Tiya App, caters to users’ evolving interest in social interactions in real time online and enables users to connect with friends having similar interests, entertain, chat online and share their daily lives through voices. As a result, we have cultivated a highly engaged user community.
The LIZHI Experience—A Deep, Personal Voice Journey
Voice conveys emotion, tone, and subtleties that text, photo or video is less likely to capture, providing emotional support and creating deep and lasting connections.
Our audio community is built to connect people through human voices. We believe user interaction is the key feature that differentiates us from our competitors and drives user engagement in the long term. Our apps offer a variety of interactive functions in relation to podcasts and live streaming content. Our interactive features include:

•
Chatting
 & commenting
. While listening to an audio program, either recorded or live, users can interact with their hosts and others listening to the same program by posting and exchanging comments. During live streaming, users can post real-time comments and chat dialogues, enhancing the interaction level on the live streaming interface. Recognizing the value of social interactions, we provide large and prominently displayed comment and chatting space.

•
Following
. Users can follow a host or another user in our vibrant community. After following an account, users can view the activities and postings uploaded by that person and comment or interact further.

•
Playlists
. Users can create their own podcast playlists and share with others through our platforms and other social media platforms. Playlists convey one’s tastes and preferences and can be shared with others who share similar interests.

•	Virtual gifting . Users can give virtual gifts to hosts to show their appreciation and recognition.

•	Multi-user on-air dialogues . Users can connect with live hosts during audio entertainment programs and participate in the topic to share their stories with the hosts and the other listeners.

•	Voice chatting . Users can connect with others in real time via voice chat on Tiya App.
Podcast Services
Currently, we provide podcast services mainly via two of our platforms, LIZHI App and LIZHI Podcast. Users can access our LIZHI App and LIZHI Podcast on their mobile devices and our in-car
audio products to listen to an abundance of audio content.
LIZHI App
On LIZHI App, a simple and quick registration process with their mobile number will unlock a number of additional features. With a registered account, our users can also create, edit, store and share their own podcast, create personalized playlists and purchase virtual gifts, and become a podcast host himself/herself. We currently offer most of our podcasts for free to cultivate a broad and loyal user base and generate organic traffic to our audio entertainment.
Audio Making
We provide an integrated platform to allow users to create, edit, store and publish audio content through our mobile app like an audio professional. This function is mainly provided via our “
Speak with Heart
” and “
LIZHI Recorder
” features which are accessible on our LIZHI App.
“
Speak with Heart
” provides basic recording functions with
built-in
modules, including
pre-set
background music and pictures. Users may record, edit, store and upload with “Speak with Heart.”
“
LIZHI Recorder
” offers more advanced recording functions. The audio makers can record podcasts and add desired features to the recording, such as background music, voice optimization, or 3D sound effects. The volume of the background music can be adjusted easily as the content develops, such as when the hosts start to speak or come to a temporary stop. The hosts may replay and edit the podcast, or save for editing later. Background music and other sound effects will adjust automatically.
Once a podcast is fully edited, the host may publish the content on our platforms and share it on social media.
Discovery and Listening
LIZHI App is a
one-stop
mobile platform for users to discover and enjoy a wide range of content. Our home page provides convenient suggested key word searches to take our users to the voices resonating with their interests. Alternatively, our users may browse podcasts by categories and choose from categories such as life and relationships, parenting, education, talk shows, music radio and ACG. Our users can start enjoying audio content by clicking on any particular podcast. Users have the option to accelerate, replay, set timer, forward/rewind, or pick any track in a playlist.
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

In addition, we also provide users with playlists covering podcasts of similar features matching the users’ preferences. Our playlist offerings include algorithm curated playlists supported by our AI capabilities, our podcast product
Personal FM
, and playlists generated and shared by users and hosts. We also encourage podcasts and users to create their own playlists to share, thereby further amplifying their exposure and interaction within our online audio community. Our playlists have become a key discovery tool for our users and distribution tool for our platforms, enabling every host’s vocal talent to be discovered and appreciated.
While playing a podcast, our users may continue browsing our platforms or multi-task on their mobile devices. This expands the scenarios where our users access our platforms and maximizes their time spent.
While most of our podcasts are free, a very small portion of our content is available upon purchase. We share a portion of such revenue with the audio makers.
LIZHI Podcast
We launched the LIZHI Podcast in January 2021. LIZHI Podcast features curated content drawn from our extensive library built over the years as well as new podcasts from selected content creators. Moreover, we are actively seeking to collaborate with top content creators and celebrities from all walks of life to produce original and exclusive podcasts and add to our content portfolio on LIZHI Podcast.
We have applied our AI technologies to LIZHI Podcast to empower podcasts distribution. LIZHI Podcast is compatible with LIZHI’s in-car
audio products and users can switch between our
in-car
audio products and LIZHI Podcast on their mobile devices at ease.
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
Host Features
Our hosts can easily start an audio live streaming on our platforms by clicking the live streaming button on the homepage. They may also easily personalize and manage their channels and analyze user data with the help of our technology and data analytics.

Interactive Audio Products
We differentiate ourselves by providing voice-based entertainment experience through interactive audio products designed to enhance user experience and drive user spending. Those interactive audio products enable our users to discover new ways to interact with voices and with each other, and explore features and qualities of their own voices. They also let us learn more about our users and improve
AI-based
content distribution on our platforms. We believe such products help users from different backgrounds develop long and lasting relationships, and resonate with each other over common values and interests.

•
Friends Hall
.
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
Voice ID Card
. Voice ID Card
is an interesting function that analyzes and provides a report on our users’ voice features. It allows our users to identify the characteristics of their voices which they may not be aware of before and receive tags for their voices which could be used for future interactions and presentation in the community.

•
Finding Friends by Voice
. Finding Friends by Voice
is an online platform that users on our platforms can accept or decline a friend recommendation by listening to a pre-recorded
voice clip of such person.

•
LIZHI
Check-in
. LIZHI
Check-in
is an online community where users can continuously share their daily life moments, such as skills training or hobbies development, with a group of users pursuing the same interest.

To further enhance entertainment user experience, we also provide offline activities for our users and hosts to gather in real life. We launched our Echo Plan 2.0 in 2020 under which we hosted our first offline podcast salon in Beijing and invited popular content creators in podcast sector to share their podcast creation experiences. In addition, we organize smaller scale meet-and-greet
events from time to time where fans and hosts could get together to enhance user engagement.
Social Networking
In October 2020, we launched Tiya App, in the United States, an audio-based social networking product. On Tiya App, users can connect with friends with similar interests and start a game or a group chat in real time via voice. Shortly after its launch in the United States, Tiya ranked among the top four social networking apps in the United States in November 2020 according to the ranking published by App Annie. Currently, Tiya App is operated in and has users from more than 200 countries worldwide. We are also in the process of incubating other social networking features on our platforms to provide enhanced voice-based interactive and entertainment experience to users.
Our Tiya App and social networking business are relatively new and expanding business overseas involves risks. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry – Our limited operating history with a relatively new business model in a relatively new market could make it difficult to evaluate our business and growth prospects” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry –We have limited experience in international markets. If we fail to meet the challenges presented by our expansion overseas, our business, financial condition and results of operations may be materially and adversely affected.”
Our Audio Content
We strive to provide a diverse range of audio content on our platforms. Our content offerings cover a wide array of categories. A significant portion of our audio content is generated by our users. By providing innovative audio and AI technologies and enriching audio entertainment products on our platforms, we encourage users to make podcasts and engage in audio entertainment activities, such as audio live streaming and interactive audio products, to connect with each other. We hope to inspire everyone to be a host, and promote the popularity of our hosts through providing
AI-enabled
distribution, training programs and offline activities.

In addition to user generated content, we also provide selected paid podcasts generated by our hosts and share a portion of such revenue with them.
Our Content Creators
Our platforms attract an engaged pool of hosts and offer host development programs. We cooperate with our hosts to deliver high-quality, fun and trendy audio content. Our collaboration with hosts is crucial to our continued success and growth.
Our hosts create and publish podcasts and engage in audio entertainment with our users, such as to perform audio live streaming and host in Friends Hall.
Host Curation and Discovery
Our core value is to identify and nurture the vocal talent that each individual has and provides a stage for everyone to showcase vocal talent and personality. A user can register with our platforms to become a host. We have approximately 6.2 million average monthly active hosts in the fourth quarter of 2020 who are also our users, representing 10.6% of our average total mobile MAUs in the same period.
Self-registration
Certain hosts, usually the new beginners, registered on our platforms directly as a host. Our self-registration process is simple—after registering as a user with mobile verification, one needs to verify identification card information in order to start creating and sharing any audio content. When registering as a host, one must agree to adhere to our content monitoring guidelines and our standard user agreement. After the registration, one can access the functions and interface available to hosts such as posting podcasts, performing live streaming and accessing audience data.
Contracted hosts
As self-registered hosts gain popularity on our platforms, they tend to join a guild. A vast majority of our hosts, especially audio entertainment hosts, are managed by guilds. For those hosts who join a guild, we will enter into a three-party agreement with the hosts and the affiliated guild to agree upon service terms and profit sharing arrangement. Under such agreements, the guild is responsible for training, supporting and promoting its hosts, and we are entitled to the intellectual property rights of the content produced by such hosts on our platforms and share a portion of the revenue with such hosts and the guild. A small portion of our contracts with top hosts and guilds are exclusive and prohibit such hosts and guilds from performing or sharing audio content on competing online entertainment platforms.
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
Host Support
Retaining and incentivizing our hosts to continue creating attractive content is the cornerstone to our community. We provide various rewarding mechanisms, such as revenue sharing arrangement, exclusive contract fees and sign-up
bonus, to incentivize our hosts to develop high-quality content and publish content on our platforms. Our audio entertainment hosts enjoy a tiered revenue sharing system based on their popularity, while our podcast hosts also share a portion of the gifts they received and revenue from the paid podcasts they created.

We provide various host support on our platforms, including increasing user exposure through content distribution, creating offline events, and encouraging users to support their favorite hosts on our platforms. To increase host exposure and enhance user engagement, we organize offline events such as the Grand Ceremony, a national event to gather, award and entertain our hosts each year and to promote our brand value.
We also provide rewards to active hosts to encourage host engagement. For example, if a host accomplishes the daily tasks assigned to him or her, views the host weekly report, or participates in activities we organize for our hosts, he or she may receive awards in the form of our virtual currency, which can be used to trade for host resources on our platforms, such as getting listed in the recommendation or playlist for users.
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
Also, we provide tools for our hosts to keep track of their performance on a daily basis and encourage them to keep improving their skills and fans engagement. For example, we assign each host with a “host index” to reflect his or her overall influence among users. Hosts can quickly improve their “host index” by improving the quality of the content, creating new content more frequently, and attracting more users to interact. Growth of one’s “host index” allows such host to access more services on our platforms, such as getting listed in the recommendation and playlist for the users, and other resources that our platforms may provide.
Monetization
We generate net revenues through virtual gift sales in relation to audio entertainment, as well as podcast, advertising and others.
Virtual gift sales
At current stage, we strategically offer most of our podcast contents for free to create a loyal and engaged audio community, which we believe is essential in expanding our user base and may provide monetization potential through audio entertainment, as well as podcast, advertising and others. We derive substantially all of our net revenues from virtual gift sales in relation to our audio entertainment, which can be purchased by users using our virtual currency,
Golden Coins
. In 2018, 2019 and 2020, we generated RMB785.1 million, RMB1,167.9 million and RMB1,481.1 million (US$227.0 million) from virtual gift sales to users of our audio entertainment products, representing 98.3%,98.9% and 98.6% of our total net revenues for the same periods. In the fourth quarter of 2020, we had approximately 422,100 average audio entertainment paying users on our apps.
Users can purchase virtual gifts on our platforms using our virtual currency and send them to hosts as a gesture of appreciation or support. Users can purchase the virtual currency on our site via various online third-party payment platforms. However, virtual currency is non-refundable
and may not be converted back to cash.

Our audio entertainment products are mainly comprised of the audio live streaming and the interactive audio products. We share a percentage of revenues from virtual gift sales with our audio live streaming hosts through agreements with them and their guilds. We also derive a portion of our revenues from our interactive audio products. We share a percentage of revenues from the sale of virtual gifts in social interaction settings with our interactive audio hosts and their guilds.
Podcast, advertising and others
We generate a small portion of our net revenues from offering paid podcasts to our users and advertising and marketing solutions to our business customers. In 2018, 2019 and 2020, we generated RMB13.5 million, RMB12.7 million and RMB21.8 million (US$3.3 million) from podcast, advertising and others, representing 1.7%, 1.1% and 1.4% of our total net revenues for the same periods.
Content Monitoring System
We have developed the following mechanisms to ensure that the content on our platforms comply with the relevant laws and regulations and promotes our core value propositions:

•
Automatic content filtering
. We utilize automatic text and audio analytical tools to identify illegal, inappropriate and potentially infringing content contained in audio pieces and texts uploaded to our platforms. Once a risk is identified, the system will send the underlying content to our content monitoring team for manual review.

•
Manual review
. We have a dedicated content monitoring team primarily consisting of staff outsourced from third parties, to manually review automatic detection results. The content monitoring team, managing and being complementary to the AI technology, also proactively screen all uploaded content, live streaming flows and interactive audio products.

•
Real-name registration and user undertakings
. We apply a real-name registration system to verify the identities of hosts primarily based on their mobile phone numbers. In addition, we are currently upgrading our platforms to require users to acknowledge and agree to the terms and conditions of our platforms before each upload. Pursuant to such user agreement, each user will undertake not to upload or distribute any content that violates any PRC law or regulation or infringes any third-party intellectual property right, and agree to indemnify losses claimed by any third party caused by any content uploaded or live-streamed by such user.

•
Report by users
. Our users may report any inappropriate, offensive or illegal content by clicking the “Report” button on the platforms. We also require hosts and guilds to monitor activities in their own broadcast rooms, to ensure that all content podcasted complies with our service terms. We also recruit frequent users to sign up as the supervisors on our platforms and report to us the illegal or improper content or activities that they encounter with.

•
Regular review of content
. Apart from monitoring the
day-to-day
activities on our platforms, we also deploy third-party software and technology such as Kingsoft to screen and eliminate inappropriate or illegal content on our platforms. Our AI technology is also strengthened to detect inappropriate or illegal content stored on our servers. If any improper or illegal content is detected, we will permanently delete such content from our platforms.

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
In addition to organic growth, we have engaged multiple promotion channels to enlarge our users pool, such as various online and offline activities. For example, we organized the
Annual LIZHI Voice Gala
, an online gathering event, in the fourth quarter of 2020 to boost user engagement. We also launched our Echo Plan 2.0 in 2020 under which we hosted our first offline podcast salon in Beijing and invited popular content creators in podcast sector to share their podcast creation experiences. See “—The LIZHI Experience—A Deep, Personal Voice Journey—Audio Entertainment.”
Competition
Online audio is an emerging industry in China. As one of the leading players in this market, we face competition from providers of similar services. Other online audio platforms in the online audio market and the interactive audio entertainment market, compete directly with us for content and users. The interactive audio entertainment market is a subset of the online audio market which has interactive features. We are also facing the competition from other audio-based social networking service providers in overseas markets where we operate.
In addition, we compete with other large online video platforms, social media platforms, social networking platforms and other platforms offering online entertainment services. We believe that our ability to compete effectively for users depends upon many factors, including the quality and variety of our content, user experience on our platforms, ability to retain top hosts, capability to adjust to changes in technology and customer tastes and the strength of our brands.
Intellectual Property
We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2020, we had registered:

•	359 trademarks in China;

•	318 trademarks in Hong Kong and other jurisdictions;

•	72 domain names, including lizhi.fm;

•	41 patents in China; and

•	80 software copyrights in China, relating to all of our online communities and other products.
As of December 31, 2020, we had 232 pending trademark applications in China and overseas. In addition, we are in the process of applying for registration of another 10 software copyrights in China and 58 patents in China and overseas. Most of our intellectual property is owned by Guangzhou Lizhi, and certain trademarks, copyrights and domain names are owned by the subsidiaries of our VIEs, Wuhan Lizhi and Changsha Limang, for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. We currently have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration of the same. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.”

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
Human Capital Resources
At Lizhi, we value the innovation and collaboration of our employees. Our objective is to promote creativity and production by focusing on talent development, supposed by compensation, benefits and health programs.
Talent Development
We provide our employees by offering a number of learning opportunities through a variety of programs, including podcasts, training sessions, team discussion and expert lectures. We also provide onboarding sessions for new employees to meet each other and familiarize with our technology offerings. We also focus on developing management and organization skills of our new and seasoned managers through leadership programs.
Compensation and Benefits
We provide competitive compensation for our employees and benefits, including share incentive plan. See “Item 6.B. Compensation” for more information about our share incentive plan.
Health, Safety, Social, and Environmental Matters
We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. For the year ended December 31, 2020, we had not been subject to any fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, including having all of our employees work from home in early 2020 and providing flexible working schedule to support the employees through the work-from-home period.
See “Item 6.D. Employees” for more information about our employees.
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

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue of Industries for Guiding Foreign Investment, last repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Version) (the “Negative List”) and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) (the “Encouraging Catalogue”) which were promulgated by the NDRC and the MOFCOM on June 30, 2019 and became effective on July 30, 2019. Pursuant to the Encouraging Catalogue and the Negative List, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign- invested projects. On June 23, 2020, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2020 Version), which became effective on July 23, 2020. On December 27, 2020, the MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021.
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
According to the Guangdong Province Letter for purpose of investigating live streaming businesses, only live streaming services on either(a) major political, military, economics, social, cultural, sports activities or reality event streaming or (b) activities such as general social group cultural activities or sports events are required to apply for an Audio-Visual License. The Guangdong Province Letter further stated that live streaming of online shows, online games and online drama performances do not require an Audio-Visual License.
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
According to the Notice on Strengthening the Administration of the Internet Live Streaming Service jointly promulgated by the MIIT, the Ministry of Public Security of the PRC and other government agencies on August 1, 2018, internet live streaming service providers shall go through the procedures of filing with the competent department of telecommunications. The internet live streaming service providers engaged in telecommunications business and internet news information, network performances and internet live streaming of audio-visual programs shall apply to the relevant departments for permission to operate such telecommunication business and shall perform the procedures of record-filing with the local public security department within 30 days after the live streaming service being operated.

According to the Circular on Strengthening the Administration of the Online Show Live Streaming and
E-commerce
Live Streaming issued by the National Radio and Television Administration, or the NRTA, on November 12, 2020, platforms providing online show live streaming or
e-commerce
live streaming services shall register their information and business operations by November 30, 2020. The overall ratio of front-line content analysts to live streaming rooms shall be 1:50 or higher on such platforms. The training for content analysts shall be strengthened and content analysts who have passed the training shall be registered in the system. A platform shall report the number of its live streaming rooms, streamers and content analysts to the provincial branch of the NRTA on a quarterly basis. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month. To host any
e-commerce
promotion events such as
E-commerce
Festival,
E-commerce
Day or Promotion Day in the forms of live streaming, live performances, live variety shows and other live programs, the platforms shall register the information of guests, streamers, content and settings with the local branch of NRTA 14 business days in advance. Online
e-commerce
live streaming platforms shall conduct relevant qualification examination and real-name authentication on businesses and individuals providing live-streaming marketing services and keep complete examination and authentication records, and shall not enable imposters or businesses or individuals without qualification or real-name registration to conduct live-streaming marketing services.
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
Regulations Related to Online Publication and Cultural Products
On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, and the MIIT issued the Measures for Online Publication Service Administration, or Online Publication Measures, which took effect on March 10, 2016. The Online Publication Measures introduced an internet publishing license regime for internet publications. According to the Online Publication Measures, the term “online publications” includes games, animation, audio and video readings in literature, art, science and other fields. As of the date of this annual report, we have not obtained an internet publishing license. Currently, we allow hosts to upload their recorded audio clip on our platforms, which may be considered as the “internet publications.” Also, we entered into a business cooperation arrangement with a third-party game developer to jointly operate and promote an audio-centric online game on our platforms and share the revenues generated by such game operation. Thus, we may be required to obtain an internet publishing license issued by the authorities. For detailed analysis, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.”
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
Regulations Related to Intellectual Property Rights
Copyright
According to the Copyright Law of the PRC, or the Copyright Law promulgated by the SCNPC on September 7, 1990 and last amended on February 26, 2010 and became effective on April 1, 2010, and its related Implementing Regulations issued by the State Council on August 2, 2002 and last amended on January 30, 2013 and became effective on March 1, 2013, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and other rights shall be enjoyed by the copyright owners. The Copyright Law was further amended on November 11, 2020 and will take effect from June 1, 2021.
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
Pursuant to the Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration, or the NCA, on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The NCA administers software copyright registration and the Copyright Protection Center of China, or the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

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
Patent
In accordance with the Patent Law of PRC, or the Patent Law, promulgated on March 12, 1984 and last amended on December 27, 2008 by the SCNPC and became effective on October 1,2009, and the Rules for the Implementation of the Patent Law of PRC promulgated on January 19, 1985 and last amended on January 9, 2010 by the State Council, patent is divided in to 3 categories, i.e., invention patent, design patent and utility model patent. The duration of invention patent right is 20 years, and the duration of design patent right and utility model patent right is 10 years, which all calculated from the date of filing. An individual or entity who uses patent without the license of the patent holder, counterfeits patent products or engages in patent infringement activities shall be held liable for compensation to the patent holder and may be imposed a fine, or even subject to criminal liabilities. The Patent Law was further amended on October 17, 2020 and will take effect from June 1, 2021.
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
Regulations Related to Internet Infringement
According to the Tort Law of the PRC promulgated by the SCNPC on December 26, 2009 and the Civil Code of the PRC which repealed the Tort Law of the PRC and came into effect on 1 January 2021, if an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If the internet service provider fails to take necessary measures after receiving the notice, the internet service provider shall be jointly liable for any additional harm with such internet user. If an internet service provider is aware that an internet user is infringing upon the civil right or interest of another person, and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

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

Withholding Income Tax
According to the EIT Law and the EIT Regulation, dividends generated after January 1, 2008 and payable by foreign-invested enterprises in the PRC to foreign enterprise investors shall be subject to a 10% withholding tax unless a tax treaty with different withholding tax arrangements has been made between the PRC and the jurisdiction of the relevant foreign enterprises. According to the Arrangement between the Mainland of China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income issued by SAT on August 21, 2006 and came into effect on December 8, 2006, if the shareholders of a PRC company are Hong Kong residents qualified as the beneficial owner, the applicable withholding tax rate is reduced to 5% if the foreign investor holds at least 25% of the registered capital of the PRC company, or a withholding tax rate of 10% applies to any dividends declared by the PRC company if the foreign investor holds less than 25% of the registered capital of the PRC company. According to Announcement of SAT on Issuing the Measures for the Administration of
Non-Resident
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
Chief Technology Officer and director, and the beneficial owner of the shares held by Voice Intelligence Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (
珠海市大音若希企业管理中心
(
有限合伙
)) (7.69%), 99.17% of whose interest is owned by Mr. Jinnan (Marco) Lai. Guangzhou Lizhi operates our LIZHI App.

(2)
The sole shareholder of Guangzhou Huanliao is Mr. Ning Ding, our co-founder,
Chief Technology Officer and director. Guangzhou Huanliao currently focuses on the operation of Huanliao, an audio-based social app recently launched by us.

(3)	NASHOR PTE. LTD. and TIYA PTE. LTD. currently focus on our overseas business.
Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders
Currently, our business in China are operated primarily through our VIEs, Guangzhou Lizhi and Guangzhou Huanliao, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) and the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an
e-commerce
service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Investment.” We are an exempted company incorporated in the Cayman Islands with limited liability. Hongyi Technology and Guangzhou Tiya, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through our VIEs in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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
4.D.    Property, Plant and Equipment
Our corporate headquarters are located in Guangzhou, China. As of December 31, 2020, we have leased office space with an aggregate area of approximately 7,193 square meters, of which approximately 6,610 square meters are in Guangzhou and others are in other cities in the PRC.

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
5.A.    Operating Results
General Factors Affecting Our Results of Operations
Our business and operating results are affected by general factors affecting China’s and overseas online audio and entertainment industries, which include:

•	Overall economic growth of China and overseas region where we operate;

•	Usage and penetration rate of mobile internet and mobile payment;

•	Users’ preferences and changes in market trends in online audio and entertainment industries;

•	Growth and competitive landscape of online audio market; and

•	Governmental policies and initiatives affecting online audio and internet industries.
Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.
Specific Factors Affecting Our Results of Operations
While our business is influenced by general factors affecting the online audio industry in China and overseas, we believe our results of operations are more directly affected by company specific factors, including the following major factors:
Our ability to expand user base and enhance user engagement
We rely on our engaged and growing user community to drive our net revenue growth. Our user base and level of user engagement in turn help us motivate hosts to produce high-quality content on our platforms, which further stimulates user interactions and spending. Our ability to effectively expand our user base and increase user engagement will affect the growth of our business and our revenue going forward.
The following table sets forth our average total mobile MAUs and average monthly active hosts for each of the quarters indicated. We have generally achieved steady growth in the average total mobile MAUs and average monthly active hosts during these periods.

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in thousands)
Average Total Mobile MAUs	40,747	43,451	46,606	51,880	54,478	55,863	56,205	58,438
Average Monthly Active Hosts	5,400	5,551	5,706	5,895	6,154	6,149	6,155	6,175
Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to cultivate and retain high-quality hosts, our ability to continuously produce quality content, our ability to maintain our pivotal position in the growing online audio industry in China, our ability to maintain our growth in the overseas market, and our ability to continually improve our users’ entertainment experience through technological innovation. Also, the growth of our user base could be largely influenced by the restrictive and regulatory measures that the PRC government authority may impose on the industry we operate in. See “Item 3. Key Information—3.D. Risk Factors— Risks Related to Our Business and Industry—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”
Our ability to cultivate and retain hosts and to enrich our content
Hosts are critical to expanding our user base and enhancing user engagement. In the fourth quarter of 2020, we had approximately 6.2 million average monthly active hosts on our LIZHI App, as compared to approximately 5.9 million in the same period in 2019. We will continue to attract, nurture and promote our hosts through our comprehensive host development system and increase our hosts’ stickiness to and reliance on our platforms.
The high-quality content generated by our hosts attracts more users to our platforms, increases their level of engagement and in turn drives the growth of our net revenue. Our ability to cultivate and retain hosts and drive content creation depends on, among other things, our brand awareness, the size and engagement of our user base, our audio technologies, and monetization opportunities available on our platforms.
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
Our virtual gift sales are primarily driven by the number of paying users. We have experienced significant growth in the number of paying users as a result of our innovative product offering and diversification of virtual gifting scenarios. We intend to attract and train more popular hosts, provide more high-quality content, expand user paying scenarios on our platforms, and enhance interactions between hosts and audience.

The following table sets forth the number of our average audio entertainment mobile MAUs on our apps, average audio entertainment paying users on our apps and average paying users across our platforms and apps for each of the quarters indicated. Our average audio entertainment mobile MAUs, average audio entertainment paying users and average paying users have generally increased during such periods, primarily due to our ability to offer diverse audio content and interactive audio products that drive user engagement and spending.

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in thousands)
Average Audio Entertainment Mobile MAUs	4,767	5,317	5,960	6,863	7,198	7,394	7,591	9,056
Average Audio Entertainment Paying Users	280.6	306.1	381.6	432.9	450.2	463.4	448.3	422.1
Average Paying Users	282.0	307.7	383.1	434.1	450.3	463.4	448.3	422.4
We will continue to strengthen and expand our innovative audio entertainment product offerings to drive paying ratio and diversify our monetization channels. Leveraging our steadily growing user base, we are also exploring the possibility of monetizing our podcast services and introducing new models such as revenue sharing podcasts.
Our ability to further improve cost efficiency and economies of scale
We have made substantial investments in our technology, products, content and team. Our costs and expenses consist primarily of revenue sharing fees in relation to arrangements with our hosts. It is critical for us to manage our costs and expenses effectively and improve operational efficiency. We believe our platforms have achieved strong operating leverage and economies of scale as a result of our engaged user base and extensive content library. Our user-generated content library makes our business more cost-effective compared to competitors focused on acquiring costly professional-generated content. Our large podcast user base and their loyalty to hosts serve as an organic funnel to direct traffic from our podcasts to our audio entertainment, thereby lowering our user acquisition costs.
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

Key Components of Results of Operations

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	798,561	1,180,597	1,502,908	230,331
Cost of revenues	(565,634)	(910,155)	(1,134,678)	(173,897)

Gross profit	232,927	270,442	368,230	56,434
Operating expenses:
Selling and marketing expenses	(135,014)	(208,550)	(142,734)	(21,875)
General and administrative expenses	(26,702)	(45,714)	(88,856)	(13,618)
Research and development expenses	(83,209)	(158,015)	(225,329)	(34,533)

Total operating expenses	(244,925)	(412,279)	(456,919)	(70,026)

Operating loss	(11,998)	(141,837)	(88,689)	(13,592)

Other income:
Interest income/(expenses), net	221	300	(1,796)	(275)
Foreign exchange (losses)/gains	(58)	1,178	(836)	(128)
Investment (losses)/income	(458)	—	1,241	190
Government grants	3,626	9,452	12,870	1,972
Others, net	(675)	(2,050)	(3,975)	(609)

Loss before income taxes	(9,342)	(132,957)	(81,185)	(12,442)

Income tax expense	—	—	(999)	(153)

Net loss	(9,342)	(132,957)	(82,184)	(12,595)

Accretions to preferred shares redemption value	(216,185)	(940,186)	(154,066)	(23,612)

Net loss attributable to our Company’s ordinary shareholders	(225,527)	(1,073,143)	(236,250)	(36,207)

Net loss	(9,342)	(132,957)	(82,184)	(12,595)
Other comprehensive income/(loss):
Foreign currency translation adjustments	2,649	671	(6,338)	(971)

Total other comprehensive income/(loss)	2,649	671	(6,338)	(971)

Total comprehensive loss	(6,693)	(132,286)	(88,522)	(13,566)
Accretions to preferred shares redemption value	(216,185)	(940,186)	(154,066)	(23,612)

Comprehensive loss attributable to our Company’s ordinary shareholders	(222,878)	(1,072,472)	(242,588)	(37,178)

Net loss attributable to our Company’s ordinary shareholders per share
Basic	(0.87)	(4.13)	(0.27)	(0.04)
Diluted	(0.87)	(4.13)	(0.27)	(0.04)
Weighted average number of ordinary shares
Basic	260,000,000	260,000,000	883,202,412	883,202,412
Diluted	260,000,000	260,000,000	883,202,412	883,202,412
Net loss attributable to our Company’s ordinary shareholders per ADSs
Basic	(17.35)	(82.55)	(5.35)	(0.82)
Diluted	(17.35)	(82.55)	(5.35)	(0.82)
Weighted average number of ADSs
Basic	13,000,000	13,000,000	44,160,121	44,160,121
Diluted	13,000,000	13,000,000	44,160,121	44,160,121

Net Revenues
We generate net revenues through (i) sales of virtual gifts to users in relation to audio entertainment, and (ii) podcast, advertising and others.
The following table sets forth sources of our net revenues in absolute amounts and as percentages of total net revenues for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Audio entertainment	785,101	98.3	1,167,934	98.9	1,481,120	226,992	98.6
Podcast, advertising and others	13,460	1.7	12,663	1.1	21,788	3,339	1.4
Total	798,561	100.0	1,180,597	100.0	1,502,908	230,331	100.0
Cost of Revenues
Our cost of revenues consists of (i) revenue sharing fees, (ii) salary and welfare benefits, (iii) payment handling costs, (iv) bandwidth costs, and (v) others.
The table below sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Revenue sharing fees	527,128	93.2	850,167	93.4	1,031,903	158,146	90.9
Salary and welfare benefits	11,750	2.1	29,072	3.2	55,948	8,574	4.9
Payment handling costs	7,219	1.3	15,573	1.7	22,692	3,478	2.0
Bandwidth costs	3,490	0.6	5,702	0.6	11,226	1,720	1.0
Others	16,047	2.8	9,641	1.1	12,909	1,978	1.2
Total	565,634	100.0	910,155	100.0	1,134,678	173,897	100.0
Revenue sharing fees
. Our revenue sharing fees represent our payment to hosts or guilds based on a percentage of revenue from sales of virtual items and certain performance based incentives. We expect the revenue sharing fees to increase generally in parallel with the expansion of our business. However, the
COVID-19
outbreak has brought uncertainties and interruptions to China’s macroeconomics and the global economy and may adversely affect our business and financial performance in 2021. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
COVID-19.”
Salary and welfare benefits
. Salary and welfare benefits represent payroll-related expenses incurred for our employees involved in the operations of our platforms and products. We expect our salary and welfare benefits to continue to increase in absolute amount in parallel with our business growth. For risks related to the
COVID-19,
see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
COVID-19.”
Payment handling costs
. Payment handling costs represent fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies. We expect our payment handling costs to continue to increase in absolute amount in parallel with our business growth. For risks related to the
COVID-19,
see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
COVID-19.”
Bandwidth costs
. Bandwidth costs is fees that we pay to telecommunication service providers for bandwidth and content delivery-related services. We expect our bandwidth costs to continue to increase in absolute amount in parallel with our business growth. For risks related to the
COVID-19,
see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
COVID-19.”
Others
. Other costs of revenues include other taxes and surcharges, advertising production cost, depreciation and amortization and other costs.

Operating Expenses
Our operating expenses consist of (i) selling and marketing expenses; (ii) research and development expenses; and (iii) general and administrative expenses.
The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	135,014	55.1	208,550	50.6	142,734	21,875	31.3
Research and development expenses	83,209	34.0	158,015	38.3	225,329	34,533	49.3
General and administrative expenses	26,702	10.9	45,714	11.1	88,856	13,618	19.4
Total	244,925	100.0	412,279	100.0	456,919	70,026	100.0
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
COVID-19.”
Research and Development Expenses
Our research and development expenses primarily consist of salaries and welfare benefits of our research and development staff and bandwidth costs relating to research and development activities associated with upgrading our platforms. We expect our research and development expenses to continue to grow in absolute amount in parallel with our business growth as we continue to upgrade our audio and AI technologies. For risks related to the
COVID-19,
see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
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
COVID-19.”
Other Expenses/Income
Our other expenses/income consist mainly of (i) foreign exchange losses/gains; (ii) interest expenses of bank loan and investment incomes; (iii) government grants we received; and (iv) others primarily including litigation gains/(losses) and bank fees.
Other Comprehensive Income/Loss
Our other comprehensive income/(loss) mainly consists of foreign currency translation adjustments. Foreign currency translation adjustments are reported as a cumulative translation adjustment. A cumulative translation adjustment is resulted from the translation of the financial statements of the consolidating entities within the group with functional currency other than the group’s reporting currency in Renminbi. We expect that the foreign currency translation adjustments will continue to fluctuate in accordance with the fluctuation between Renminbi and U.S. dollars in future periods.

Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31,2019
Net revenues
. Our net revenues were RMB1,502.9 million (US$230.3 million) in the fiscal year 2020, representing an increase of 27.3% from RMB1,180.6 million in the prior year. The extent to which the
COVID-19
impacts on the Company’s operations beyond the fiscal year 2020 will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
COVID-19.”
Audio entertainment
revenues
reached RMB1,481.1 million (US$227.0 million) in the fiscal year 2020, representing an increase of 26.8% from RMB1,167.9 million in the prior year. The increase was mainly attributable to an increase in the number of average total monthly paying users and their spending on the Company’s interactive audio products.
Podcast, advertising and other revenues
were RMB21.8 million (US$3.3 million) in the fiscal year of 2020, representing an increase of 72.1% from RMB12.7 million in the prior year. The increase was primarily attributable to the increase in the number of paying users in our podcast services and advertisers as the Company’s operation continued to expand.
Cost of revenues
was RMB1,134.7 million (US$173.9 million) in the fiscal year 2020, representing an increase of 24.7% from RMB910.2 million in the prior year. The increase was primarily due to the increase of revenue sharing fees and other costs, which were generally in line with the growth of the Company’s business, as well as the recognition of share-based compensation expenses upon and after the Company’s initial public offering in January 2020 (the “IPO”).
Gross profit and gross profit margin
. As a result of the foregoing, our gross profit increased by 36.2% from RMB270.4 million in 2019 to RMB368.2 million (US$56.4 million) in 2020. Our gross profit margin increased from 22.9% to 24.5% during the same periods.
Total operating expenses
. Our total operating expenses were RMB456.9 million (US$70.0 million) in the fiscal year 2020, representing an increase of 10.8% from RMB412.3 million in the prior year, primarily due to the growth of the salary and welfare benefits, other costs which increased with the growth of the audio entertainment business and recognition of share-based compensation expenses that became effective upon and after the IPO.
Selling and marketing expenses
. Our selling and marketing expenses were RMB142.7 million (US$21.9 million) in the fiscal year 2020, representing a decrease of 31.6% from RMB208.6 million in the prior year, mainly attributable to reduced expenses related to branding and promotional activities in the year of 2020.
Research and development expenses
. Our research and development expenses were RMB225.3 million (US$34.5 million) in the fiscal year 2020, representing an increase of 42.6% from RMB158.0 million in the prior year, primarily due to the growth of the salary and welfare benefits and other costs related to research and development activities as our business grew and recognition of share-based compensation expenses upon and after our IPO.
General and administrative expenses
. Our general and administrative expenses increased by 94.4% from RMB45.7 million in 2019 to RMB88.9 million (US$13.6 million) in 2020, mainly as a result of the increased expenses in the salary and welfare benefits, other professional service and recognition of share-based compensation expenses upon and after our IPO.
Interest income, net
. We recorded interest income of RMB0.3 million in 2019 and interest expense of RMB1.8 million (US$0.3 million) in 2020, respectively.
Foreign exchange (losses)/gains
. We recorded foreign exchange gains of RMB1.2 million in 2019 and foreign exchange losses of RMB0.8 million (US$0.1 million) in 2020. The change is mainly relating to fluctuation in currency exchange rate in 2020.
Government grants
. Our government grants increased by 36.2% from RMB9.5 million in 2019 to RMB12.9 million (US$2.0 million) in 2020. The increase is mainly relating to the increases in government grants we received.
Loss before income taxes
. As a result of the foregoing, our loss before income taxes decreased from RMB133.0 million in 2019 to RMB81.2 million (US$12.4 million) in 2020.
Income tax expense
. We recorded income tax of RMB1.0 million (US$0.2 million) in 2020, while there was no such income tax in 2019.

Net loss
. As a result of foregoing, our net loss decreased from RMB133.0 million in 2019 to RMB82.2 million (US$12.6 million) in 2020.
Year Ended December 31, 2019 Compared to Year Ended December 31,2018
Net revenues
. Our net revenues increased by 47.8% from RMB798.6 million in 2018 to RMB1,180.6 million (US$169.6 million) in 2019, mainly attributable to the increase in virtual gift sales in relation to our audio entertainment products.
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
Podcast, advertising and others
. Our net revenue generated from podcast, advertising and others decreased by 5.9% from RMB13.5 million fin 2018 to RMB12.7 million (US$1.8 million) in 2019, mainly due to a decrease in our advertising revenue as a result of our strategic focus on strengthening and expanding our audio entertainment business in 2019.
Cost of revenues
. Our cost of revenues increased by 60.9% from RMB565.6 million in 2018 to RMB910.2 million (US$130.7 million) in 2019, primarily due to (i) the growth of revenue sharing fees and other costs generally in line with the growth of our audio entertainment business, and (ii) a short-term incentive program we launched in the third quarter of 2019, which led to additional revenue sharing fees to encourage content creation, enhance user spending and attract more hosts and users to our new podcast and interactive audio products and features.
Revenue sharing fees
. Our revenue sharing fees increased by 61.3% from RMB527.1 million in 2018 to RMB850.2 million (US$122.1 million) in 2019, primarily due to an increase in the revenue sharing fees to hosts in 2019 as compared with 2018, which was due to the growth of our audio entertainment business and the short-term incentive program we launched in the third quarter of 2019.
Salary and welfare benefits
. Our salary and welfare benefits increased by 147.4% from RMB11.8 million in 2018 to RMB29.1 million (US$4.2 million) in 2019, primarily due to an increase in the number of the employees in relation to the expansion of our operations in 2019.
Payment handling costs
. Our payment handling costs increased by 115.7% from RMB7.2 million in 2018 to RMB15.6 million (US$2.2 million) in 2019, primarily due to an increase in the commissions to the third-party payment channels as a result of increased paying users in 2019.
Bandwidth costs
. Our bandwidth costs increased by 63.4% from RMB3.5 million in 2018 to RMB5.7 million (US$0.8 million) in 2019, primarily due to the increased bandwidth usage as a result of an increase in our active user base and our business growth in 2019.
Others
. Our other cost of revenues decreased by 39.9% from RMB16.0 million in 2018 to RMB9.6 million (US$1.4 million) in 2019, primarily due to decreases in other taxes and surcharges, advertising production costs, and depreciation and amortization.
Gross profit and gross profit margin
. As a result of the foregoing, our gross profit increased by 16.1% from RMB232.9 million in 2018 to RMB270.4 million (US$38.8 million) in 2019. Our gross profit margin decreased from 29.2% to 22.9% during the same periods.
Total operating expenses
. Our total operating expenses increased by 68.3% from RMB244.9 million in 2018 to RMB412.3 million (US$59.2 million) in 2019.
Selling and marketing expenses
. Our selling and marketing expenses increased by 54.5% from RMB135.0 million in 2018 to RMB208.6 million (US$30.0 million) in 2019. This increase was primarily associated with the launch of new products and features and our enhanced efforts in marketing for capturing new opportunities and strengthening our market position.

Research and development expenses
. Our research and development expenses increased by 89.9% from RMB83.2 million in 2018 to RMB158.0 million (US$22.7 million) in 2019. The increase was primarily due to our efforts in developing AI applications and enhancing data security in 2019.
General and administrative expenses
. Our general and administrative expenses increased by 71.2% from RMB26.7 million in 2018 to RMB45.7 million (US$6.6 million) in 2019. This increase was primarily attributable to an increase in the number of our administrative staff in 2019.
Interest income, net
. We recorded interest income of RMB0.2 million in 2018 and RMB0.3 million (US$0.04 million) in 2019, respectively.
Foreign exchange (losses)/gains
. We recorded foreign exchange losses of RMB0.06 million in 2018 and foreign exchange gains of RMB1.2 million (US$0.2 million) in 2019. The change is mainly relating to fluctuation in currency exchange rate in 2019.
Government grants
. Our government grants increased by 160.7% from RMB3.6 million in 2018 to RMB9.5 million (US$1.4 million) in 2019. The increase is mainly relating to the increases in the subsidies granted by local governments to us and tax refund in 2019.
Loss before income taxes
. As a result of the foregoing, our loss before income taxes increased from RMB9.3 million in 2018 to RMB133.0 million (US$19.1 million) in 2019.
Income tax expense
. We had zero income tax expense in 2019 and 2018 due to our cumulative net loss and the resulting tax loss carried forward.
Net loss
. As a result of foregoing, our net loss increased from RMB9.3 million in 2018 to RMB133.0 million (US$19.1 million) in 2019.
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
Singapore
Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. The Company’s overseas entity recognized income tax expense amounted to RMB1.0 million for the assessable profits base on the existing legislation, interpretation and practice of Singapore.
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
Guangzhou Lizhi obtained High and New Technology Enterprise, or HNTE, status from December 1, 2020 to December 1, 2023. It enjoyed a preferential tax rate of 15% in enterprise income tax to the extent it has taxable income under the PRC Enterprise Income Tax Law. It will enjoy the 15% preferential tax rate as long as it re-applies
for HNTE status every three years and meet the HNTE criteria during this three-year period. If Guangzhou Lizhi fails to meet the criteria for qualification as an HNTE in any year, (i) the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the uniform 25% enterprise income tax rate and (ii) it will need to re-apply
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
Audio entertainment revenue
We are principally engaged in operating our own interactive audio entertainment platforms, which enable hosts and users to interact with each other in audio live streaming and other interactive audio products. Audio entertainment revenue is generated from sales of virtual items to our users. We have a recharge system for users to purchase our virtual currency which can be used to purchase virtual items. Users can recharge via bank transfer and various online third-party payment platforms, including AliPay, WeChat Pay and other payment platforms. Virtual currency is non-refundable
and without expiry. The virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.
Hosts engage in audio live streaming performance on platforms. We share a portion of the sales proceeds of virtual items (“revenue sharing fee”) with hosts and their respective guilds in accordance with their audio entertainment live streaming service agreements.
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
Revenue related to each consumable item is a single performance obligation provided on a consumption basis, and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the contract period. During the years ended December 31, 2018, 2019 and 2020, the weighted average contract period for the time-based virtual items purchased were 33 days, 97 days and 124 days, respectively. We do not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.
Podcast revenue
We provide users with certain subscription services which entitle paying subscribers to listen to specific podcast content on our platforms. The subscription fee is time-based and is collected upfront from subscribers.
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
Contract liabilities
Contract liabilities primarily consist of deferred revenue which comprises unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast services:

	As of January 1,	As of December 31,
	2018	2018	2019	2020
	(RMB in thousands)
Deferred revenue	5,878	10,668	14,530	17,001

During the years ended December 31, 2018, 2019 and 2020, we recognized revenue amounted to RMB5.2 million, RMB8.9 million and RMB9.9 million, respectively that was included in the corresponding opening deferred revenue balance at January 1, 2018, December 31, 2018 and 2019.
During the years ended December 31, 2018, 2019 and 2020, we did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period.
Advertising revenue
We generate advertisement revenues from rendering of various forms of advertisement services by way of advertisement display on the audio entertainment live streaming platforms. Advertisements on our platforms are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. We provide sales incentives in the forms of discounts and rebates to advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the agencies. Sales incentives are recorded at the time of revenue recognition based on the contracted rebate rates and contract amount.
The accounts receivable arises primarily from our advertising customers.

	As of December 31,
	2019	2020
	(RMB in thousands)
Accounts receivable	2,979	8,361

Please see Note 3 of consolidated financial statements for additional information.
There were no material contract assets as of December 31, 2019 and 2020.
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

Share-based compensation
Amended and Restated 2019 Share Incentive Plan
In September 2018, Lizhi BVI adopted the 2018 Share Incentive Plan, or the 2018 BVI Plan. Under the 2018 BVI Plan, Lizhi BVI granted 27,765,900 options and restricted shares to its certain management members, employees and a consultant corresponding to 27,765,900 ordinary shares.
We adopted a share incentive plan on May 31, 2019, or the 2019 Share Incentive Plan. The 2019 Share Incentive Plan replaced the 2018 BVI Plan in its entirety and granted 38,194,330 options and restricted shares to certain management members, employees and consultant. We further amended and restated our 2019 Share Incentive Plan on March 18, 2020, or the Amended and Restated 2019 Share Incentive Plan, to increase the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Amended and Restated 2019 Share Incentive Plan to 100,000,000 Class A ordinary shares. As of February 28, 2021, 52,964,400 options, restricted shares and restricted share units corresponding to 52,964,400 of our ordinary shares are outstanding, which has been redesignated as Class A ordinary shares on a one-on-one
basis immediately prior to the completion of our initial public offering (the “2019 Replacement”). There is no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement except as stated herein. Thus the 2019 Replacement was not considered a modification of share based awards. Among those, a total of 15,446,330 Class A ordinary shares corresponding to restricted shares granted to certain of our management members and director, which has been redesignated as Class A ordinary shares on a one-on-one
basis immediately prior to the completion of IPO, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong as of February 28, 2021. Kastle Limited holds such ordinary shares in trust for the benefit of these senior management and directors. The granted and outstanding awards under the 2018 BVI Plan have since been terminated. For key terms of the Amended and the Restated 2019 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”
Share based compensation expenses arise from share based awards, including share options for the purchase of ordinary shares, restricted shares and restricted share units.
We account for share-based awards granted to employee and non-employee in accordance with ASC 718 Stock Compensation. Share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values. The fair value of share option is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of restricted share, restricted share units and share options with little to no exercise price, are generally measured as the grant date price of the Company’s ordinary shares. Prior to the IPO in January 2020, the fair value of our ordinary shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. With the completion of IPO, it is no longer necessary to estimate the fair value of ordinary shares as the market price of its publicly traded ADSs is used as an indicator of fair value of the ordinary shares.
We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractualterm is the contract life of the options. We estimated the risk free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US. For options granted in the year ended December 31, 2018, the expected and weighted average volatility was 56.38%, risk-free rate was 3.05%, maximum contractual term was 10 years, and enterprise value per ordinary share was US$0.21. No share option was granted for the year ended December 31, 2019, and all share options granted in 2020 were with little to no exercise price for which fair value was measured as the grant date price of our ordinary shares.
Share-based compensation expenses are recorded net of actual forfeitures. For a cliff-vesting award or award with graded-vesting features and service conditions only, we use straight-line method to recognize compensation cost over the total requisite service period for the entire award. For an award with performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. We recognize compensation expenses for awards with performance conditions if and when we conclude that it is probable that the performance condition will be achieved, net of actual pre-vesting forfeitures over the requisite service period, using graded vesting method. We reassess the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expenses based on its probability assessment, unless on certain situations, we may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

An aggregate of 45,513,020 options, restricted shares and restricted share units was granted for the years ended December 31, 2020. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of U.S. government bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and U.S.
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
Subsequent to our initial public offering in January 2020, the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares for purposes of recording share-based compensation in connection with the equity awards granted.
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

The lower DLOM is used for the valuation, the higher the determined fair value of the ordinary shares becomes. DLOM remained in the range of 22% to 0% in the period from December 31, 2016 to the completion of our initial public offering in January 2020.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.
With the completion of our initial public offering in January 2020, it is no longer necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted options, restricted shares and restricted share units and the market price of our publicly traded ADSs is used as an indicator of fair value of our ordinary shares.
Recently issued accounting pronouncements
For detailed discussion on recent accounting pronouncements, see Note 2(dd) to our consolidated financial statements included elsewhere in this annual report.
5.B    Liquidity and Capital Resources
Cash flows and working capital
Our principal sources of liquidity have been cash generated from our operations and contributions from our shareholders. As of December 31, 2020, we had RMB315.5 million (US$48.3 million) in cash and cash equivalents. Our cash and cash equivalents mainly represent demand deposits which are placed in bank and large reputable financial institutions, that are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less.
We had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB131.3 million (US$20.1 million) as of December 31, 2020 primarily due to the net proceeds received from our initial public offering completed in January 2020. Historically, we have not been profitable. Although we have received net proceeds from our initial public offering completed in January 2020 to meet our ongoing working capital needs and fund our continuous growth and achieved a positive working capital as of December 31, 2020, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control.
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
As we will continue to invest in product innovation and AI technology to support our growth, we may not be able to further improve our working capital position or to achieve a surplus. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market and commercial banks. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry— We have significant working capital requirements and had working capital deficits in the past. If we experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.” In addition, the
COVID-19
outbreaks may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
COVID-19”
and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be unable to obtain additional capital in a timely manner or on acceptable terms. Furthermore, our future capital needs may cause us to be bound by covenants that restrict our operations, such as our ability to incur additional indebtedness or pay dividends.”
The following table presents the summary of our consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	13,962	(95,753)	39,996	6,130
Net cash used in investing activities	(17,375)	(29,370)	(94,559)	(14,492)
Net cash generated from financing activities	—	—	298,046	45,677
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	2,508	2,228	(7,038)	(1,079)

Net (decrease)/ increase in cash, cash equivalents, and restricted cash	(905)	(122,895)	236,445	36,236

Cash, cash equivalents at the beginning of the year	206,509	205,604	82,709	12,676

Cash, cash equivalents, and restricted cash at the end of the year	205,604	82,709	319,154	48,912

Operating activities
Net cash generated from operating activities was RMB40.0 million (US$6.1 million) in 2020. The difference between our net cash generated in operating activities and our net loss of RMB82.2 million (US$12.6 million) was due to (i) an increase in salary and welfare payable of RMB26.4 million (US$4.0 million), (ii) depreciation of property, equipment and leasehold improvement of RMB17.7 million (US$2.7 million), (iii) an increase in accrued expenses and other current liabilities of RMB14.3 million (US$2.2 million), and (iv) an increase in deferred revenue of RMB2.5 million (US$0.4 million), partially offset by an increase in prepayments and other current assets of RMB5.0 million (US$0.8 million), an increase in accounts payable of RMB6.0 million (US$0.9 million) and an increase in taxes payable of RMB6.0 million (US$0.9 million). The increase in salary and welfare payable was attributable to our business growth which requires and is likely to continue to require higher labor cost. The increase in the depreciation of property, equipment and leasehold improvement is likely to continue as a result of our continued growth. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in our advertising and promotional expenses, other professional and miscellaneous expenses in line with our business growth. The increase in deferred revenue was primarily attributable to the growth in unconsumed virtual currency in parallel with the growth of our business.
Net cash used in operating activities was RMB95.8 million in 2019. The difference between our net cash used in operating activities and our net loss of RMB133.0 million was due to (i) an increase in salary and welfare payable of RMB29.4 million, (ii) depreciation of property, equipment and leasehold improvement of RMB10.8 million, (iii) an increase in accrued expenses and other current liabilities of RMB8.6 million, and (iv) an increase in deferred revenue of RMB3.9 million, partially offset by an increase in prepayments and other current assets of RMB12.9 million, a decrease in accounts payable of RMB4.4 million and a decrease in other tax payable of RMB2.3 million. The increase in salary and welfare payable was attributable to our business growth which requires and is likely to continue to require higher labor cost. The depreciation of property, equipment and leasehold improvement was non-cash
in nature and was adjusted in the presentation of our net cash flow from operating activities based on indirect method. The increase in the depreciation of property, equipment and leasehold improvement is likely to continue as a result of our continued growth. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in our advertising and promotional expenses in line with our business growth. The increase in deferred revenue was primarily attributable to the growth in unconsumed virtual currency in parallel with the growth of our business.
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
Investing activities
Net cash used in investing activities was RMB94.6 million (US$14.5 million) in 2020 primarily due to purchase of short-term investments of RMB86.3 million (US$13.2 million) and property, equipment and leasehold improvement of RMB21.2 million (US$3.3 million).
Net cash used in investing activities was RMB29.4 million in 2019 primarily due to purchase of property, equipment and leasehold improvement of RMB27.9 million.
Net cash used in investing activities was RMB17.4 million in 2018 primarily due to purchase of property, equipment and leasehold improvement of RMB14.2 million.

Financing activities
Net cash generated from financing activities was RMB298.0 million (US$45.7 million) in 2020 primarily due to the completion of our initial public offering in January 2020.
Net cash generated from financing activities was zero in 2018 and 2019 as we did not have any financing activities in 2018 or 2019.
Capital Expenditures
We made capital expenditures of RMB17.4 million, RMB29.4 million and RMB23.0 million (US$3.5 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment, leasehold improvement and intangible assets.
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
As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries. We held cash and cash equivalents of RMB315.5 million (US$48.3 million) as of December 31, 2020, among which RMB148.9 million (US$22.8 million) was held by LIZHI INC. and Lizhi BVI. Apart from such cash and cash equivalents held in the Cayman Islands and British Virgin Islands, substantially all of our assets were held and substantially all of our net revenues were generated by our PRC subsidiaries, our VIEs and their subsidiaries.
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
5.C.    Research and Development, Patents and Licenses, Etc.
Our strong technological capabilities support the stable operation of our platforms. Flexibility and scalability are combined when delivering superior services, which increase operational efficiency and enable innovations. our platforms incorporate the following features: (i) audio making,
(ii) AI-enabled
discovery and distribution, (iii) user-experience enhancements, and (iv) data storage and backup technologies. We will continue to strengthen our technologies and big data analytic capabilities to enhance user experience and achieve operational efficiencies.
5.D.    Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
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
5.F.    Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Years Ending
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in RMB thousands)
Lease obligations (1)	4,747	742	—	—	5,489

Note:

(1)	Lease obligation represents the minimum commitments under non-cancelable operating lease agreements for our office premises and staff quarters.

5.G.    Safe harbor
See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.    Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Jinnan (Marco) Lai	46	Founder, Chief Executive Officer and Director
Mr. Ning Ding	42	Co-founder, Chief Technology Officer and Director
Mr. Zelong Li	36	Chief Operating Officer and Director
Ms. Chengfang Lu	33	Acting Chief Financial Officer
Ms. Juan Ren	36	Vice President and Director
Ms. Xi (Catherine) Chen	38	Director
Mr. Yipeng Li	44	Independent Director
Mr. Yinquan Li	66	Independent Director
Mr. Ming Zhang	44	Independent Director
Mr. Xiang Wang	60	Independent Director
Professor Yike Guo	59	Independent Director
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
Mr.
 Zelong Li
 is our Chief Operating Officer and director. Mr. Zelong Li has served as our Chief Operating Officer since March 2021 and our director since March 2019. Mr. Li has been a vice president of Guangzhou LIZHI since 2010 and a director of LIZHI BVI since June 2017. Before joining us, Mr. Li served as a product manager for Shanghai Labox Information Technology Limited from 2008 to 2010. Mr. Li graduated from Guangdong Mechanical & Electrical College of Technology with a bachelor’s degree in computer application.
Ms.
 Chengfang Lu
is our Acting Chief Financial Officer. Ms. Lu has served as our Acting Chief Financial Officer since June 2020. Ms. Lu also served as the Company’s Director of Finance from 2019. Previously, Ms. Lu worked at PricewaterhouseCoopers from 2013. Ms. Lu received her bachelor’s degree and master’s degree in accounting from Jinan University. Ms. Lu is a member of Chinese Institution of Certified Public Accountants.
Ms.
 Juan Ren
 is our Vice President and director. Ms. Ren has served as our Vice President since May 2015 and our director since January 2020. Ms. Ren has been the vice president of Guangzhou Lizhi since 2011. Previously, Ms. Ren served as a financial manager for a branch of Shenzhen B&K New Energy Co., Ltd. from 2007 to 2011. Ms. Ren graduated from Hubei Polytechnic University.
Ms.
 Xi (Catherine) Chen
is our director. Ms. Chen has served as our director since January 2020. Ms. Chen also served as the Company’s Chief Financial Officer from 2019 to June 2020. Previously, Ms. Chen worked in Goldman Sachs Investment Banking Division from 2010 to 2019 and served as an executive director from 2016 to 2019. Before that, Ms. Chen worked in the London offices of the Investment Banking Division of Credit Suisse from 2009 to 2010. Ms. Chen received her bachelor’s degree and master’s degree from Tsinghua University.

Mr.
 Yipeng Li
 has served as our independent director since January 2020. Mr. Li has served as the chief financial officer and a director of Cloopen Group Holding Limited (NYSE: RAAS) since May 2020 and February 2021, respectively. Prior to that, Mr. Li served as the chief financial officer of Sunlands Technology Group (NYSE: STG) from September 2017 to April 2020. Mr. Li served as the chief financial officer of Alibaba Health Information Technology Limited (HKEx: 241), a subsidiary of Alibaba Group, from September 2015 to September 2017. Prior to that, he was the chief financial officer at Jiuxian.com, a leading online platform for alcohol offerings from March 2015 to August 2015. From June 2010 to February 2015, Mr. Li served as the vice president of iQIYI, Inc. (Nasdaq: IQ), in charge of its financial and legal department. Mr. Li received his bachelor’s degree in accounting from Simon Fraser University in 2002. Mr. Li is a member of Chinese Institution of Certified Public Accountants.
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
Mr.
 Ming Zhang
has served as our independent director since July 2020. Mr. Zhang has nearly 20 years of experiences in Internet technology industry. He founded Great Wall Club Inc. in 2008 and has been serving as the Chairman of its Board of Directors. He is also a prominent cross-border angel investor and the founder of GASA University.
Mr.
 Xiang Wang
has served as our independent director since July 2020. Mr. Wang has joined Xiaomi Corporation since 2015, serving as its President since 2019 and the Senior Vice President from 2015 to 2019. He has over 20 years of experiences in semiconductor and communication industry. Previously, he served as the Senior Vice President and President of Qualcomm Greater China. Mr. Wang received his bachelor’s degree in electronic engineering from Beijing University of Technology.
Professor Yike Guo
has served as our independent director since September 2020. Professor Guo has over 30 years of experience in data science and machine learning and has been developing innovative technology in the industry since the mid-1990s.
Professor Guo is currently serving as the Vice-President (Research and Development) of Hong Kong Baptist University (the“HKBU”), leading the development of the university’s overall research strategy, research infrastructure and postgraduate education since January 2020. Professor Guo has also been serving as a Professor of Computing Science in the Department of Computing at Imperial College London since 2002, adjunct professor at Imperial College Business School since 2016 and the founding director of the Data Science Institute at Imperial College since 2014. He was elected as a Fellow of the Royal Academy of Engineering (FREng) and a Member of Academia Europaea (MAE) in 2018. Professor Guo founded InforSense Limited in 1999, an Imperial College spin-off
software company specializing in big data analysis for life science and medicine, and served as its CEO until 2009. After InforSense Limited was merged with IDBS, a global advanced R&D software provider, in 2009, Professor Guo served as the Chief Innovation Officer of the IDBS until 2018. Professor Guo received a first-class honours degree in Computing Science from Tsinghua University and a Ph.D. in Computational Logic from Imperial College.

6.B.    Compensation
Compensation
For the fiscal year ended December 31, 2020, we paid an aggregate of RMB6.4 million (US$1.0 million) in cash to our executive officers, and an aggregate of RMB1.3 million (US$0.2 million) in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”
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
We further amended and restated the 2019 Share Incentive Plan on March 18, 2020, or the Amended and Restated 2019 Share Incentive Plan, to increase the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Amended and Restated 2019 Share Incentive Plan to 100,000,000 Class A ordinary shares. As of February 28, 2021, there are 52,964,400 options, restricted shares and restricted share units outstanding that were granted to certain management members, employees and consultant corresponding to 52,964,400 of our Class A ordinary shares pursuant to the Amended and Restated 2019 Share Incentive Plan. Among those, a total of 15,446,330 Class A ordinary shares corresponding to restricted shares granted to certain of our management members and director, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong, as of February 28, 2021. Kastle Limited holds such ordinary shares in trust for the benefit of these management members and directors.

The maximum aggregate number of shares which may be issued pursuant to all awards under the Amended and Restated 2019 Share Incentive Plan is 100,000,000 Class A ordinary shares. As of February 28, 2021, awards representing 52,964,400 Class A ordinary shares have been granted and outstanding under the Amended and Restated 2019 Share Incentive Plan. The awards issued under the Amended and Restated 2019 Share Incentive Plan are vested by equal instalment from nil to four years upon our initial public offering in January 2020.
The following paragraphs summarize the terms of the Amended and Restated 2019 Share Incentive Plan.
Types of Awards
. The Amended and Restated 2019 Share Incentive Plan permits the awards of options, restricted shares and restricted share units.
Plan Administration
. The Amended and Restated 2019 Share Incentive Plan is administered by our board of directors or committee or individuals authorized by our board. The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.
Eligibility
. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the Amended and Restated 2019 Share Incentive Plan.
Conditions of Award
. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.
Term of Award
. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the Amended and Restated 2019 Share Incentive Plan after ten years from the date the Amended and Restated 2019 Share Incentive Plan was approved by the board.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.
Transfer Restrictions
. Unless otherwise determined by the administrator of the Amended and Restated 2019 Share Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.
Termination and Amendment
. Unless terminated earlier, the Amended and Restated 2019 Share Incentive Plan has a term of 10 years. The plan administrator has the authority to amend or terminate the Amended and Restated 2019 Share Incentive Plan, provided that, such termination or amendment shall not adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.
The following table summarizes, as of February 28, 2021, the number of the outstanding awards granted under the Amended and Restated 2019 Share Incentive Plan to our directors and executive officers.

Name	Exercise Price (US$/share)	Ordinary Shares Underlying Outstanding Options, Restricted Shares and Restricted Share Units Awards Granted	Date of Grant	Date of Expiration
Mr. Jinnan (Marco) Lai	—	—	—	—
Mr. Ning Ding	Nominal	*	April 1, 2020	—
Mr. Zelong Li	Nominal	*	Various dates from May 31, 2019 to June 10, 2020	—
Mr. Yipeng Li	—	—	—	—
Mr. Yinquan Li	—	—	—	—
Ms. Xi (Catherine) Chen	—	*	Various dates from May 31, 2019 to June 12, 2020	—
Ms. Juan Ren	Nominal	*	Various dates from May 31, 2019 to June 10, 2020	—
Ms. Chengfang Lu	Nominal	*	Various dates from April 1, 2020 to June 10, 2020	—
Mr. Ming Zhang	—	—	July 13, 2020	—
Mr. Xiang Wang	—	—	July 13, 2020	—
Professor Yike Guo	—	*	September 9, 2020	—
Note: * Less than 1% of our total outstanding shares.

As of February 28, 2021, other grantees under the Amended and Restated 2019 Share Incentive Plan as a group held awards representing 43,232,800 Class A ordinary shares.
For discussions of our accounting policies and estimates for awards granted pursuant to the Amended and Restated 2019 Share Incentive Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”
6.C.    Board Practices
Board of directors
Our board of directors consists of ten directors, including five independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.
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

Audit Committee. Our audit committee consists of Mr. Yipeng Li, Mr. Yinquan Li and Mr. Ming Zhang. Mr. Yipeng Li is the chairman of our audit committee. We have determined that each of Mr. Yipeng Li, Mr. Yinquan Li and Mr. Ming Zhang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule
10A-3
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
Compensation Committee
. Our compensation committee consists of Mr. Yinquan Li, Mr. Jinnan (Marco) Lai and Ms. Juan Ren, and is chaired by Mr. Jinnan (Marco) Lai. We have determined that Mr. Yinquan Li satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our executive officer may not be present at any committee meeting during which such executive officer’s performance or compensation is deliberated upon. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Yinquan Li, Mr. Jinnan (Marco) Lai and Ms. Xi (Catherine) Chen, and is chaired by Mr. Jinnan (Marco) Lai. We have determined that Mr. Yinquan Li satisfies the “independence” requirements of the Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
6.D.    Employees
We had 658 employees as of December 31, 2020. As of December 31, 2020, none of our full-time employees were located outside of China.
The following table sets forth a breakdown of our employees by function as of December 31, 2020:

	Number of employees	% of total
Research and development	409	62.2%
Operations and products	137	20.8%
Sales and marketing	32	4.8%
General and administration	80	12.2%

Total	658	100.0%

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
6.E.    Share Ownership
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 28, 2021 by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.
The calculations in the table below are based on 924,370,330 ordinary shares issued and outstanding.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 15,446,330 ordinary shares issued to Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Amended and Restated 2019 Share Incentive Plan, except when calculating the number of shares underlying share options held by such person or group that are exercisable or options, restricted shares and restricted share units that will become vested within 60 days after February 28, 2021.

	Ordinary Shares
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	Percentage of total ordinary shares on an as- converted basis	Percentage of aggregate voting power***
Directors and Executive Officers**†:
Jinnan (Marco) Lai (1)	15,265,000	192,215,000	207,480,000	22.4%	64.5%
Ning Ding (2)	1,000	39,000,000	39,001,000	4.2%	13.0%
Zelong Li	*	—	*	*	*
Mr. Yipeng Li	—	—	—	—	—
Mr. Yinquan Li	—	—	—	—	—
Xi (Catherine) Chen	*	—	*	*	*
Ms. Juan Ren	*	—	*	*	*
Ms. Chengfang Lu	*	—	*	*	*
Mr. Ming Zhang	—	—	—	—	—
Mr. Xiang Wang	—	—	—	—	—
Professor Yike Guo	*	—	*	*	*

All Directors and Executive Officers as a Group	22,705,360	231,215,000	253,920,360	27.5%	77.7%
Principal Shareholders:
Matrix Partners China I Hong Kong Limited (3)	171,875,000	—	171,875,000	18.6%	5.7%

Morningside China TMT Fund II, L.P. (4)	112,662,460	—	112,662,460	12.2%	3.7%

Morningside China TMT Top Up Fund, L.P. (5)	65,337,530	—	65,337,530	7.1%	2.2%

Notes:

*	Less than 1% of our total outstanding shares.
**
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 924,370,330, being the number of ordinary shares outstanding as of February 28, 2021, excluding 15,446,330 ordinary shares held by Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Amended and Restated 2019 Share Incentive Plan, and (ii) the number of ordinary shares underlying options, restricted shares and restricted share units held by such person or group that are exercisable or issuable within 60 days after February 28, 2021.

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

(3)
Represents 171,875,000 Class A ordinary shares held by Matrix Partners China I Hong Kong Limited. Matrix Partners China I Hong Kong Limited is a company organized under the laws of Hong Kong. The registered address of Matrix Partners China I Hong Kong Limited is Suites 3701-3710, 37/F, Jardine House, 1 Connaught Place, Central, Hong Kong. Matrix Partners China I Hong Kong Limited is controlled by Matrix Partners China I, L.P., which holds 90.2% of the equity interest of Matrix Partners China I Hong Kong Limited. The remaining 9.8% of its equity interest is held by Matrix Partners China
I-A,
L.P. Both Matrix Partners China I, L.P. and Matrix Partners China
I-A,
L.P. are managed by Matrix China I GP, Ltd. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China I GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China I, L.P. and Matrix Partners China
I-A,
L.P. The registered office address of Matrix Partners China I, L.P. and Matrix Partners China
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

(5)
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

To our knowledge, as of February 28, 2021, a total of 360,623,980 Class A ordinary shares are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADR program, representing approximately 39.0% of our total outstanding shares. In addition, none of our outstanding Class A ordinary shares was held by any record holder in the United States as of February 28, 2021.
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
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentives
See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions
During the year ended December 31, 2020, other than disclosed elsewhere, we did not have any other related party transactions.
7.C.    Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
8.A.    Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Litigation
In January 2021, the Company, certain of its current and former directors and officers, underwriters and certain other parties were named as defendants in two putative securities class actions filed in the Supreme Court of the State of New York, County of New York and the U.S. District Court for the Eastern District of New York, respectively.
The actions are both purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs. Both actions allege that our Registration Statement dated January 16, 2020 contained material misstatements and/or omissions regarding the impact of
COVID-19
on the Company in violation of the U.S. Securities Act of 1933. These actions remain in their preliminary stages. Additional complaints related to these claims may be filed in the coming months. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”
Except the above, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business involving our users, hosts and competitors in matters relating to copyrights, unfair competition, contract disputes and other matters. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be liable for intellectual property infringement relating to intellectual properties of third parties, which may materially and adversely affect our business, financial condition and prospects,” “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, if such content is deemed to violate any PRC laws or regulations, or for improper or fraudulent activities conducted on our platforms, and PRC authorities may impose legal sanctions on us and our reputation may be damaged,” “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—Implementation of the labor laws and regulations in China may adversely affect our business and results of operations,” and “Item 3. Key Information—Item 3.D. Risk Factors—We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.”
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

10.B.    Memorandum and Articles of Association
We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (as amended) of the Cayman Islands, and the common law of the Cayman Islands.
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
The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Act (as amended) insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Our registered office in the Cayman Islands is at the offices of Osiris International Cayman Limited, Suite
#4-210,
Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman
KY1-1209,
Cayman Islands.
According to Clause 3 of our Second Amended and Restated Memorandum and Articles of Association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by the Companies Act (as amended) or as the same may be revised from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6. Directors, Senior Management and Employees.”
Ordinary Shares
General
. Holders of our ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable.
Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents
of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our Second Amended and Restated Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Second Amended and Restated Memorandum and Articles of Association provides that dividends may be declared and paid out of our profits, realized or unrealized, or out of the share premium account or as otherwise permitted by the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not a Founder or an affiliate of a Founder becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. For the purpose of the foregoing sentence, an “affiliate” of a Founder also includes the estates and trusts of such Founder. In addition, in the event that a beneficial owner of Class B ordinary shares is one of our directors or executive officers, where such person ceases to be a director or an executive officer of our company, the Class B ordinary shares such person holds do not automatically convert to Class A ordinary shares as a result of termination of such person’s directorship or employment of an executive officer of our company.

Voting Rights
. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one single class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to 10 votes on all matters subject to vote at general and special meetings of our company.
A quorum required for a meeting of shareholders consists of one or more shareholders holding the majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, which shall include the Founders present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative. As a Cayman Islands exempted company with limited liability, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Second Amended and Restated Memorandum and Articles of Association provides that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third
of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Second Amended and Restated Memorandum and Articles of Association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.
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
Transfer of Ordinary Shares
. Subject to the restrictions in our Second Amended and Restated Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Liquidation
. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our Second Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares, or (c) if we have commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up,
may be varied with the consent in writing of holders of not less than two-thirds
of the issued shares of that class or series or with the sanction of a resolution passed at a separate meeting of the holders of the shares of the class or series by two-thirds
of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Inspection of Books and Records
. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.
Issuance of Additional Shares
. Our Second Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent authorized but unissued.
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
Anti-Takeover Provisions
. Some provisions of our Second Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, JunHe LLP, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of regarding the determination on residence status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and there solutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in SAT Circular 82 are applicable to us. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”
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

This discussion applies to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	insurance companies;

•	certain U.S. expatriates;

•	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;

•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States; or

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation.
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
This discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.
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

Passive Foreign Investment Company Rules
In general, a
non-U.S.
corporation is a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which generally may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as a non-passive
or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.
Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2020. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.
Moreover, it is not entirely clear how the contractual arrangements between our WFOEs, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2021 or any future taxable year.
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

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market
election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder made the mark-to-market
election, the U.S. Holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). If a U.S. Holder made the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we were a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election, with any excess treated as capital loss). If a U.S. Holder made the mark-to-market
election, distributions paid on ADSs would be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders will not be able to make a mark-to-market
election with respect to our ordinary shares or Lower-tier PFICs, if any. U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market
election if we were a PFIC for any taxable year.
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
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by
non-U.S.
financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.
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

As of December 31, 2020, we had U.S. dollar-denominated cash and cash equivalents of US$24.8 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in a decrease of RMB16.2 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in an increase of RMB16.2 million in cash and cash equivalents.
Inflation risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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
Payments by Depositary
As of the date of this annual report, we have received US$1.0 million cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

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
As of the date of this annual report, we used US$10.7 million of the net proceeds received from our initial public offering for innovative products development and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form
F-1.
None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were ineffective as our management has identified a material weakness which is detailed under the section entitled “—Internal Control Over Financial Reporting.”
Internal Control Over Financial Reporting
In the course of auditing our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel, including personnel with appropriate knowledge of U.S. GAAP and SEC financing reporting requirements. The lack of such personnel impacts our ability to timely and completely address complex U.S. GAAP accounting matters, carry out period-end
financial reporting control and procedures, and prepare our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.
We have implemented a number of measures to address the material weakness that has been identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2020, and plan to continue to implement these measures to improve our internal control on a continuing basis.
These measures include the following:

(1)	we have hired new accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements to strengthen period-end financial reporting controls and procedures;

(2)
we have established, and plan to continue to develop, an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements;

(3)	we have assigned, and plan to continue to improve, clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues;

(4)
we have hired qualified consultant to assess Sarbanes-Oxley Act compliance readiness to assess generally where overall controls over financial reporting can be improved and assist us to implement improvements where necessary.

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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
13a-15(f) and
15d-15(f)
under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule
13a-15(c)
of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to a material weakness identified in our internal control pover financial reporting as described above.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Attestation Report of the Registered Public Accounting Firm
This annual report on Form
20-F
does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
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
Our audit committee consists of Mr. Yipeng Li, Mr. Yinquan Li and Mr. Ming Zhang. Mr. Yipeng Li is the chairman of our audit committee. We have determined that each of Mr. Yipeng Li, Mr. Yinquan Li and Mr. Ming Zhang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule
10A-3
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

	Year Ended December 31,
Services	2018	2019	2020
	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	1,887	5,358	6,500

Total	1,887	5,358	6,500

Note:

(1)
Audit Fees
. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

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

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of LIZHI INC. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

2.4	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (File no. 001-39177) filed with the SEC on April 20, 2020)

4.1	LIZHI INC Amended and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (File no. 001-39177) filed with the SEC on April 20, 2020)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.3	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.4	Shareholders Agreement dated March 6, 2019 by and among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.5	English translation of the third amended and restated agreement of equity pledge agreement entered into on June 20, 2019 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.6	English translation of the fourth amended and restated agreement of exclusive equity transfer option agreement entered into on June 20,2019 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.7	English translation of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.8	English translation of the second amended and restated agreement of business operation agreement entered into on June 20, 2019 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.9	English translation of the power of attorney dated June 20, 2019 issued by Mr. Jinnan (Marco) Lai, one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.10	English translation of the power of attorney dated June 20, 2019 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.11	English translation of the equity pledge agreement entered into on May 20, 2019 by and between Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.12	English translation of the exclusive equity transfer option agreement entered into on May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.13	English translation of the exclusive technical consulting and management service agreement entered into on May 20, 2019 by and between Guangzhou Tiya and Guangzhou Huanliao (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.14	English translation of the business operation agreement entered into on May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.15	English translation of the power of attorney dated May 20, 2019 issued by Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

8.1*	Significant subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of JunHe LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIZHI INC.

By:	/s/ Jinnan (Marco) Lai
	Name:	Jinnan (Marco) Lai
	Title:	Chief Executive Officer, Director
Date: March 26, 2021

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Lizhi Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Lizhi Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit/equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 26, 2021
We have served as the Company’s auditor since 2019.

LIZHI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

	As of December 31, 2019	As of December 31, 2020
			US$
	RMB	RMB	Note 2(e)
ASSETS

Current assets:
Cash and cash equivalents	82,709	315,459	48,346
Short-term investments	—	73,022	11,191
Restricted cash	—	3,695	566
Accounts receivable, net	2,979	8,361	1,281
Prepayments and other current assets	18,774	19,371	2,969

Total current assets	104,462	419,908	64,353

Non-current assets:
Property, equipment and leasehold improvement, net	32,387	34,518	5,290
Intangible assets, net	1,701	2,929	449
Right-of-use assets, net	—	4,282	656
Other non-current assets	2,133	2,181	334

Total non-current assets	36,221	43,910	6,729

TOTAL ASSETS	140,683	463,818	71,082

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of RMB72.2 million and RMB74.0million as of December 31, 2019 and 2020, respectively)	72,299	78,267	11,995
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiary of RMB 14.4 million and RMB16.2 million as of December 31, 2019 and 2020, respectively)	14,530	17,001	2,606
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the primary beneficiary of RMB66.8 million and RMB88.5 million as of December 31, 2019 and 2020, respectively)	68,935	93,288	14,297
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiary of RMB2.6 million and RMB4.6 million as of December 31, 2019 and 2020, respectively)	2,631	5,809	890
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the primary beneficiary of nil and RMB39.5 million as of December 31, 2019 and 2020, respectively)	—	39,508	6,055
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the primary beneficiary of nil and RMB 3.5 million as of December 31, 2019 and 2020, respectively)	—	3,709	568
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB32.1 million and RMB41.6 million as of December 31, 2019 and 2020, respectively)	33,729	51,047	7,823

Total current liabilities	192,124	288,629	44,234

LIZHI INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

	As of December 31, 2019	As of December 31, 2020
			US$
	RMB	RMB	Note 2(e)
Non-current liabilities:
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of nil and RMB0.6 million as of December 31, 2019 and 2020, respectively)	—	587	90
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2019 and 2020, respectively)	—	5,411	829
Total non-current liabilities	—	5,998	919

TOTAL LIABILITIES	192,124	294,627	45,153

COMMITMENTS AND CONTINGENCIES (NOTE 17 )	—	—	—

F - 4

LIZHI INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

	As of December 31, 2019	As of December 31, 2020
			US$
	RMB	RMB	Note 2(e)
MEZZANINE EQUITY:
Pre-IPO Series A convertible redeemable preferred shares (US$0.0001 par value; 100,000,000 shares authorized, issued and outstanding with redemption value of RMB3.31 , liquidation value of RMB2.93 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	344,876	—	—
Pre-IPO Series B convertible redeemable preferred shares (US$0.0001 par value; 116,666,650 shares authorized, issued and outstanding with redemption value of RMB3.33 , liquidation value of RMB3.09 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	400,476	—	—
Pre-IPO Series C convertible redeemable preferred shares (US$0.0001 par value; 142,583,330 shares authorized, issued and outstanding with redemption value of RMB3.42 , liquidation value of RMB3.58 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	485,302	—	—
Pre-IPO Series C1 convertible redeemable preferred shares (US$0.0001 par value; 34,697,360 shares authorized, issued and outstanding with redemption value of RMB3.42 , liquidation value of RMB3.58 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	117,973	—	—
Pre-IPO Series C1+ convertible redeemable preferred shares (US$0.0001 par value; 26,912,090 shares authorized, issued and outstanding with redemption value of RMB3.40 , liquidation value of RMB4.03 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	92,966	—	—
Pre-IPO Series D convertible redeemable preferred shares (US$0.0001 par value; 128,152,790 shares authorized, issued and outstanding with redemption value of RMB3.52 , liquidation value of RMB4.48 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	438,439	—	—
Pre-IPO Series D1 convertible redeemable preferred shares (US$0.0001 par value; 20,023,870 shares authorized, issued and outstanding with redemption value of RMB3.51 , liquidation value of RMB4.48 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	66,958	—	—

TOTAL MEZZANINE EQUITY:	1,946,990	—	—

SHAREHOLDERS’ (DEFICIT)/EQUITY:
Ordinary shares (US$0.0001 par value, 930,963,910 and 1,500,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively, 285,428,430 issued and 260,000,000 outstanding as of December 31, 2019 and 941,464,520 shares issued and 924,318,450 shares outstanding as of December 31, 2020, respectively)	189	640	98
Treasury stock	(18)	(12)	(2)
Additional paid in capital	—	2,409,753	369,311
Accumulated deficit	(2,003,031)	(2,239,281)	(343,185)
Accumulated other comprehensive income/(loss)	4,429	(1,909)	(293)

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY:	(1,998,431)	169,191	25,929

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	140,683	463,818	71,082

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

LIZHI INC.
CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues	798,561	1,180,597	1,502,908	230,331
Cost of revenues	(565,634)	(910,155)	(1,134,678)	(173,897)

Gross profit	232,927	270,442	368,230	56,434
Operating expenses:
Selling and marketing expenses	(135,014)	(208,550)	(142,734)	(21,875)
General and administrative expenses	(26,702)	(45,714)	(88,856)	(13,618)
Research and development expenses	(83,209)	(158,015)	(225,329)	(34,533)

Total operating expenses	(244,925)	(412,279)	(456,919)	(70,026)

Operating loss	(11,998)	(141,837)	(88,689)	(13,592)
Other income:
Interest income/(expenses), net	221	300	(1,796)	(275)
Foreign exchange (losses)/gains	(58)	1,178	(836)	(128)
Investment (losses)/income	(458)	—	1,241	190
Government grants	3,626	9,452	12,870	1,972
Others, net	(675)	(2,050)	(3,975)	(609)

Loss before income taxes	(9,342)	(132,957)	(81,185)	(12,442)
Income tax expense	—	—	(999)	(153)

Net loss	(9,342)	(132,957)	(82,184)	(12,595)

Accretions to preferred shares redemption value	(216,185)	(940,186)	(154,066)	(23,612)

Net loss attributable to the Lizhi Inc.’s ordinary shareholders	(225,527)	(1,073,143)	(236,250)	(36,207)

Net loss	(9,342)	(132,957)	(82,184)	(12,595)
Other comprehensive income/(loss):
Foreign currency translation adjustments	2,649	671	(6,338)	(971)

Total other comprehensive income/(loss)	2,649	671	(6,338)	(971)

Total comprehensive loss	(6,693)	(132,286)	(88,522)	(13,566)
Accretions to preferred shares redemption value	(216,185)	(940,186)	(154,066)	(23,612)

Comprehensive loss attributable to the Lizhi Inc.’s ordinary shareholders	(222,878)	(1,072,472)	(242,588)	(37,178)

Net loss attributable to the Lizhi Inc.’s ordinary shareholders per share
Basic	(0.87)	(4.13)	(0.27)	(0.04)
Diluted	(0.87)	(4.13)	(0.27)	(0.04)
Weighted average number of ordinary shares
Basic	260,000,000	260,000,000	883,202,412	883,202,412
Diluted	260,000,000	260,000,000	883,202,412	883,202,412
Net loss attributable to the Lizhi Inc.’s ordinary shareholders per ADSs
Basic	(17.35)	(82.55)	(5.35)	(0.82)
Diluted	(17.35)	(82.55)	(5.35)	(0.82)
Weighted average number of ADSs
Basic	13,000,000	13,000,000	44,160,121	44,160,121
Diluted	13,000,000	13,000,000	44,160,121	44,160,121
The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.
CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

	Ordinary shares		Treasury stock		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ (deficit)/equity
	Shares	Amounts	Shares	Amounts
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 201 8	260,000,000	171	—	—	—	1,109	(704,361)	(703,081)

Net loss	—	—	—	—	—	—	(9,342)	(9,342)
Preferred shares redemption value accretion	—	—	—	—	—	—	(216,185)	(216,185)
Foreign currency translation adjustment	—	—	—	—	—	2,649	—	2,649

Balance at December 31, 2018	260,000,000	171	—	—	—	3,758	(929,888)	(925,959)

Balance at January 1, 2019	260,000,000	171	—	—	—	3,758	(929,888)	(925,959)

Net loss	—	—	—	—	—	—	(132,957)	(132,957)
Preferred shares redemption value accretion	—	—	—	—	—	—	(940,186)	(940,186)
Issuance of ordinary shares (Note 15 )	25,428,430	18	—	—	—	—	—	18
Grant of restricted shares	—	—	(25,428,430)	(18)	—	—	—	(18)
Foreign currency translation adjustment	—	—	—	—	—	671	—	671

Balance at December 31, 2019	285,428,430	189	(25,428,430)	(18)	—	4,429	(2,003,031)	(1,998,431)

Balance at January 1, 2020	285,428,430	189	(25,428,430)	(18)	—	4,429	(2,003,031)	(1,998,431)

Net loss	—	—	—	—	—	—	(82,184)	(82,184)
Issuance of ordinary shares at the initial public offering (“IPO”)	82,000,000	56	—	—	256,352	—	—	256,408
Conversion of preferred shares to ordinary shares upon the completion of the IPO	569,036,090	391	—	—	2,100,665	—	—	2,101,056
Preferred shares redemption value accretion before the IPO	—	—	—	—	—	—	(154,066)	(154,066)
Share-based compensation	—	—	—	—	49,170	—	—	49,170
Grant of vested options to settle annual bonus (Note 15)	—	—	—	—	3,378	—	—	3,378
Issuance of ordinary shares and put into escrow (Note 15)	5,000,000	4	(5,000,000)	(4)	—	—	—	—
Vesting of restricted shares	—	—	9,857,100	8	(8)	—	—	—
Vesting of restricted share units	—	—	190,160	—	196	—	—	196
Exercise of share options	—	—	3,235,100	2	—	—	—	2
Foreign currency translation adjustment	—	—	—	—	—	(6,338)	—	(6,338)

Balance at December 31, 2020	941,464,520	640	(17,146,070)	(12)	2,409,753	(1,909)	(2,239,281)	169,191

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net Loss	(9,342)	(132,957)	(82,184)	(12,595)
Adjustment to reconcile net loss to net cash generated from/(used in) operating activities:
Depreciation of property, equipment and leasehold improvement	5,832	10,772	17,677	2,709
Amortization of intangible assets	3,930	1,763	1,593	244
Non-cash lease expense	—	—	8,569	1,313
Foreign exchange losses/(gains)	58	(1,178)	836	128
Investment losses /(gains)	458	—	(1,241)	(190)
Interest expense	—	—	2,395	367
Share-based compensation	—	—	50,741	7,777
Gains on disposal of property equipment and software	—	—	(28)	(4)
Changes in operating assets and liabilities:
Accounts receivable	6,187	3,506	(5,382)	(825)
Prepayments and other current assets	5,951	(12,850)	(4,989)	(765)
Accounts payable	24,261	(4,416)	5,968	915
Deferred revenue	4,790	3,862	2,471	379
Salary and welfare payable	15,204	29,414	26,393	4,045
Taxes payable	3,671	(2,253)	6,044	926
Lease liabilities	—	—	(8,555)	(1,311)
Accrued expenses and other current liabilities	(47,038)	8,584	14,277	2,188
Other non-current liabilities	—	—	5,411	829

Net cash generated from/(used in) operating activities	13,962	(95,753)	39,996	6,130

Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(14,161)	(27,865)	(21,246)	(3,256)
Purchase of intangible assets	(3,256)	(1,505)	(1,759)	(270)
Purchase of short-term investments	—	—	(86,305)	(13,227)
Maturities of short-term investments	—	—	14,505	2,223
Net cash received from disposal of long-term assets	42	—	246	38

Net cash used in investing activities	(17,375)	(29,370)	(94,559)	(14,492)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	—	—	259,043	39,700
Proceeds from exercise of vested share options	—	—	2	—
Proceeds from short-term loans	—	—	69,942	10,719
Repayments of short-term loans	—	—	(30,941)	(4,742)

Net cash generated from financing activities	—	—	298,046	45,677

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	2,508	2,228	(7,038)	(1,079)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(905)	(122,895)	236,445	36,236
Cash and cash equivalents at beginning of the year	206,509	205,604	82,709	12,676

Cash, cash equivalents and restricted cash at end of the year	205,604	82,709	319,154	48,912

Supplemental disclosures of cash flow information:
Cash paid for interest expense	—	—	(1,888)	(289)
Accretions to preferred shares redemption value	216,185	940,186	154,066	23,612
The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

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
As of December 31, 2020, the Company’s consolidated subsidiaries, VIEs and subsidiaries of VIEs are as follows:

Major Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Lizhi Inc. (“Lizhi BVI”)	British Virgin Islands, Y2010	100	Investment holding
Lizhi Holding Limited (“Lizhi HK”)	Hong Kong, China Y2010	100	Investment holding
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”)	Beijing, China Y2011	100	Technical support and consulting services
TIYA INC. (“Tiya Cayman”)	Cayman Islands, Y2019	100	Investment holding
TIYA INC. (“Tiya BVI”)	British Virgin Islands, Y2019	100	Investment holding
Tiya Holding Limited (“Tiya HK”)	Hong Kong, China Y2019	100	Investment holding
TIYA PTE. LTD.	Singapore Y2019	100	Audio entertainment business and others
NASHOR PTE. LTD.	Singapore Y2019	100	Audio entertainment business and others
Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”)	Guangzhou, China Y2019	100	Technical support and consulting services
Tiya Inc.	USA Y2020	100	Audio entertainment business and others

Major VIEs	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership	Principal activities
Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”)	Guangzhou, China Y2007	100	Audio entertainment, and podcast, advertising and other business
Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”) *	Guangzhou, China Y2016	100	Audio entertainment business and others

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1.	Organization and Reorganization (Continued)

Major subsidiaries of VIEs	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Changsha Limang Interaction Entertainment Co., Ltd.	Changsha, China Y2015	100	Audio entertainment business and others
Huai’an Lizhi Network Technology Co., Ltd .	Huai’an, China Y2015	100	Audio entertainment business and others
Wuhan Lizhi Network Technology Co., Ltd.	Wuhan, China Y2017	100	Audio entertainment business and others
Chongqing Piwan Network Technology Co., Ltd.	Chongqing, China Y2019	100	Audio entertainment business and others

*	In May 2019, Guangzhou Huanliao was restructured from being a subsidiary of Guangzhou Lizhi to a VIE of Guangzhou Tiya.

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
Initial Public Offering
In January 2020, the Company completed an IPO in which an aggregate of 82,000,000 Class A ordinary shares was offered and sold in the form of ADSs. On January 17, 2020, the ADSs have been listed on the Nasdaq Global Market under the symbol “LIZI”.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1.	Organization and Reorganization (Continued)

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
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Lizhi
Equity Pledge Agreement
Pursuant to an equity pledge agreement entered into in June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of the Group’s VIE. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of the Group’s VIE, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction. This equity pledge agreement remains in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Lizhi, or, to the extent applicable, its shareholders, remains outstanding under the VIE arrangements. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.
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
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

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
Guangzhou Huanliao
Equity Pledge Agreement
Pursuant to an equity pledge agreement entered into in May 20, 2019 by and between Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding pledged all of his equity interests in Guangzhou Huanliao to Guangzhou Tiya to guarantee the performance of Guangzhou Huanliao and, to the extent applicable, Mr. Ning Ding, of their obligations under the contractual arrangement of the Group’s VIEs. If Guangzhou Huanliao or Mr. Ning Ding fails to perform their obligations under the contractual arrangement of the Group’s VIEs, Guangzhou Tiya will be entitled to, among other things, a right to sell the pledged shares of Guangzhou Huanliao via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement and the exclusive equity transfer option agreement, as mentioned below, remains in effect and any guaranteed obligation of Guangzhou Huanliao, or, to the extent applicable, its shareholders, remains outstanding under the VIEs arrangement.
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
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

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
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, or the FIL, which took effect on January 1, 2020. The FIL does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation, and it is still unclear how the FIL would affect variable interest entity structure and business operation.
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
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

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
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the Group’s VIEs as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	42,056	148,979
Short-term investments	—	73,022
Restricted cash	—	3,695
Accounts receivable, net	2,979	2,642
Prepayments and other current assets	10,825	13,190
Amount due from the subsidiaries of the Grou p	—	500

Total current assets	55,860	242,028

Non-current assets:
Property, equipment and leasehold improvement, net	32,106	34,342
Intangible assets, net	1,701	2,929
Right-of-use assets, net	—	3,841
Other non-current assets	2,133	711

Total non-current assets	35,940	41,823

TOTAL ASSETS	91,800	283,851

Current liabilities:
Accounts payable	72,164	73,986
Deferred revenue	14,381	16,226
Salary and welfare payable	66,810	88,464
Taxes payable	2,592	4,559
Short-term loans	—	39,508
Lease liabilities due within one year	—	3,542
Accrued expenses and other current liabilities	32,108	41,559
Amount due to the subsidiaries of the Group	186,979	385,583

Total current liabilities	375,034	653,427
Non-current liabilities:
Lease liabilities	—	587

Total non-current liabilities	—	587

TOTAL LIABILITIES	375,034	654,014

	For the year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	798,561	1,179,468	1,456,190
Net loss	(456)	(116,891)	(84,441)

	For the year ended
	December 31,	December 31,	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	21,262	(73,015)	17,425
Net cash used in investing activities	(17,375)	(29,164)	(94,559)
Net cash generated from financing activities	70,802	38,854	187,752
Net increase/(decrease) in cash, cash equivalents and restricted cash	74,689	(63,325)	110,618

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounted
 to approximately RMB51.0 million
as of December 31, 2019 and 2020. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.
Liquidity
The Group incurred net loss of RMB9.3 million,
RMB133.0 million and RMB82.2 million for the years
ended December 31, 2018, 2019 and
2020, respectively.
Net cash generated from/(used in) operating activities were
RMB14.0 million,
RMB(95.8) million and RMB40.0 million for the years
ended December 31, 2018, 2019 and 2020
, respectively. Accumulated deficit was RMB2,003.0 million and RMB2,239.3 million as of December 31, 2019 and 2020, respectively.
The
Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.
The Group’s principal sources of liquidity have been cash generated from its operations and contributions from its shareholders. As of December 31, 2020, it had RMB315.5 million (US$48.3 million) in cash and cash equivalents. These cash and cash equivalents mainly represent demand deposits which are placed in bank and large reputable financial institutions, that are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less. The Group had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB131.3 million (US$20.1 million) as of December 31, 2020 primarily due to the net proceeds received from the IPO completed in January 2020. Therefore, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

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

d)	Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, and Singapore is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.
In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income/(loss) in the consolidated statements of operations and comprehensive loss.
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
Translations of balances in the consolidated balance sheets, the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

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
,
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
The Group’s financial instruments include cash, cash equivalents and restricted cash, short-term investments, accounts receivable, other receivables (included in “Prepayments and other current assets”), accounts payable and other payables (included in “Accrued expenses and other current liabilities”), short-term loans of which the carrying values approximate their fair value.
See Note 2
0
for additional information.

g)	Cash and cash equivalents
Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks and other financial institutions, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2019 and 2020, there were demand deposits with terms of less than three months denominated in US dollars amounted to approximately
US$5.7 million (RMB40.3 million) and US$23.7 million (RMB154.7 million), respectively, and denominated in RMB amounted
to approximately RMB36.1 million and RMB147.8

million,
respectively. As of December 31, 2019 and 2020, the Group had cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay in connection with the collection of service fees online for a total amount of RMB
6.3 million and RMB11.6 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.
As of December 31, 2019 and 2020, the Group had approximately RMB64.1 million
and RMB152.0 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 77.5% and 48.2% of total cash and cash equivalents of the Group, respectively.
The Group had no other lien arrangements during the years ended December 31, 2019 and 2020.

h)	Restricted cash
Restricted cash represents bank deposits being frozen by the local regulators subject to resolutions of disputes with a vendor and a user of the Group’s platform. As of December 31, 2019 and 2020, such restricted cash balance was nil
and RMB
3.7
million
respectively
.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2.	Significant Accounting Policies (Continued)

i)	Short-term investments
In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of u
n
derlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of consolidated statements of operation and comprehensive loss. To estimate fair value, the Company refers to the quoted rate of return provided by financial institutions at the end of each period and classifies the valuation techniques that use these inputs as level 2 of fair value measurement. Since these investments’ maturity dates are within one year, they are classified as short-term investments. The Company recorded investment income from its short-term investments of RMB1.2 million in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2020.

j)	Accounts receivable
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

k )	Property, equipment and leasehold improvement, net
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

l )	Intangible assets, net
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

Copyright	1-3 years
Software	1- 5 years
Trademark and others	3- 5 years

m )	Impairment of long-lived assets
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

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2.	Significant Accounting Policies (Continued)

n )	Revenue recognition
The Group’s revenues comprise audio entertainment revenue, podcast, advertising and other revenue
.
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
Revenue related to each consumable item is a single performance obligation provided on a consumption basis and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the contract period. During the years ended December 31, 2018, 2019 and 2020, the weighted average contract period for the time-based virtual items purchased were 33 days,
97 days and 124 days
,
respectively. The Group does not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.
Podcast revenue
The Group provides users certain subscription services which entitle paying subscribers access to listen to specific podcast content on the platform. The subscription fee is time-based and is collected upfront from subscribers.
The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services throughout the estimated average user relationship period as the subscription period is generally perpetual. Revenue is recognized ratably over the estimated average user relationship period. The estimated average user relationship period is based on data collected from those paying users who have subscribed to podcast content. The Group estimates the average user relationship period for a podcast content to be the date a user subscribes to it through the date the Group estimates the paying user listens to the content for the last time. The determination of the estimated average user relationship period is based on the Group’s best estimate that takes into account all known and relevant information at the time of assessment. Any adjustments arising from changes in the estimated average user relationship period as a result of new information will be accounted as a change in accounting estimate in accordance with
ASC 250 Accounting Changes and Error Corrections
.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2.	Significant Accounting Policies (Continued)

n)	Revenue recognition (Continued)

The podcast contents are licensed by broadcasters to the Group. The Group records revenue on a gross basis considering the Group: (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price.

Key revenue streams are as below:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Audio entertainment	785,101	1,167,934	1,481,120
Podcast, advertising and others	13,460	12,663	21,788

Total	798,561	1,180,597	1,502,908

Contract liabilities
Contract liabilities primarily consist of deferred revenue which comprises unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast services:

	January 1, 2018	December 31, 2018	December 31, 2019	December 31, 2020
Deferred revenue	5,878	10,668	14,530	17,001

During the years ended December 31, 2018, 2019 and 2020, the Group recognized revenue amounted to RMB5.2 million
,

RMB8.9 million and RMB9.9
million, respectively that was included in the corresponding opening deferred revenue balance at January 1, 2018, December 31, 2018 and 2019.
During the years ended December 31, 2018, 2019 and 2020, the
Group did not have any arrangement where the performance obligations had already been satisfied in the past year but recognized the corresponding revenue in the current year.
Advertising revenue
The Group generates advertisement revenues from rendering of various forms of advertisement services by way of advertisement display on its audio entertainment live streaming platform. Advertisements on the Group’s platform are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. The Group provides sales incentives in the forms of discounts and rebates to advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the agencies. Sales incentives are recorded at the time of revenue recognition based on the contracted rebate rates and contract amount.
The accounts receivable arises primarily from its advertising customers.

	December 31, 2019	December 31, 2020
Accounts receivable	2,979	8,361

Please see Note 4 for additional information
.
There were no material contract assets as of December 31, 2019 and 2020.
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

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2.	Significant Accounting Policies (Continued)

o)	Deferred revenue
Deferred revenue primarily consists of unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast contents in the Group’s platform, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

p)	Cost of revenue
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

q )	Research and development expenses
Research and development expenses mainly consist of salary and welfare benefits and bandwidth costs incurred for the development and enhancement to the Company’s websites and platform of applications.

r )	Selling and marketing expenses
Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits to the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate i
m
age and mobile app, organization of offline events between hosts and users. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses.
For the years ended December 31, 2018, 2019 and 2020, advertising and promotional expenses were RMB106.1 million,
RMB191.1 million and RMB127.4 million, respectively.

s )	Leases
Adoption of the New Lease Accounting Standard
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update
No. 2016-02,
Leases
(“ASU
2016-02”).
Further, as a clarification of the new guidance, the FASB issued several amendments and updates. The Group adopted the new lease guidance beginning January 1, 2020 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2020, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.
The Group has elected to utilize the package of practical expedients at the time of adoption, which allows the Group to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease right-of-use
(“ROU”) assets or operating lease liabilities.
Upon the adoption of the new guidance on January 1, 2020, the Group recognized operating lease ROU assets and operating lease liabilities of

RMB
11.7
million
(including current portion of RMB8.3
million

and
non-current
portion of RMB3.4

million
).
The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and has no finance leases as of December 31, 2020. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2.	Significant Accounting Policies (Continued)

s)	Leases (Continued)

As the Group’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.
The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
The Group’s lease agreements contain both lease and
non-lease
components, which are accounted for separately based on their relative standalone price.

t)	Government grants
Government grants represent cash subsidies received from the PRC government by the Group. Government grants are in connection with the Group’s contributions to research and development activities, and tax refunds in local business districts.

u )	Share-based compensation
Share based compensation expenses arise from share based awards, including share options for the purchase of ordinary shares, restricted shares and restricted share units.
The Company accounts for share-based awards granted to employee and non-employee in accordance with ASC 718 Stock Compensation. Share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values. The fair value of share option is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of restricted share, restricted share units and share options with little to no exercise price, are generally measured as the grant date price of the Company’s ordinary shares. Prior to the IPO in January 2020, the fair value of the Company’s ordinary shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. With the completion of the IPO, it is no longer necessary to estimate the fair value of ordinary shares as the market price of its publicly traded ADSs is used as an indicator of fair value of the ordinary shares.
The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US. For options granted in the year ended December 31, 2018, the expected and weighted average volatility was 56.38%, risk-free rate was 3.05%, maximum contractual term was 10 years, and enterprise value per ordinary share was US$0.21. No share option was granted for the year ended December 31, 2019, and all share options granted in 2020 were with little to no exercise price for which fair value was measured as the grant date price of the Company’s ordinary shares.
Share-based compensation expenses are recorded net of actual forfeitures. For a cliff-vesting award or award with graded-vesting features and service conditions only, the Company uses straight-line method to recognize compensation cost over the total requisite service period for the entire award. For an award with performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. The Company recognizes compensation expenses for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved, net of actual pre-vesting forfeitures over the requisite service period, using graded-vesting method. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expenses based on its probability assessment, unless on certain situations, the Company may not be able to determine that it is probable that a performance condition will be satisfied until the event occurs.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2.	Significant Accounting Policies (Continued)

v )	Employee benefits
PRC Contribution Plan
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of VIEs of the Group make contributions to the government for these benefits based on c
e
rtain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.
The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB20.6 million,
RMB36.0 million and RMB38.5 million for the years
ended December 31, 2018, 2019 and 2020, respectively
.

w )	Taxation
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
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2019 and 2020, and for the years ended
December 31, 2018, 2019 and 2020
.

x )	Related parties
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

F - 2
5

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2.	Significant Accounting Policies (Continued)

y )	Net loss per share
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

z )	Statutory reserves
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
The Group has not

appropriated any amount to statutory reserves for the years ended December 31, 2019 and 2020, because the Company’s subsidiary, VIEs and subsidiaries of VIEs were in the position of accumulated deficit as of December 31, 2019 and 2020.

aa )	Comprehensive loss
Comprehensive loss is defined to include all changes in (deficit)
/equity
of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

bb)	Segment reporting
The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has one operating segment, as that term is defined by FASB ASC Topic 280, Segment reporting.
The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially located in China. Therefore, no geographical segments are presented.

F - 2
6

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2.	Significant Accounting Policies (Continued)

cc )	Concentration and credit risk
Advertising and promotional service providers
The Group relied on advertising and promotional service providers and their affiliates to promote its platfo
r
m and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The number of advertising and promotional service providers during the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the year ended December 31,
	2018	2019	2020
Total number of advertising and promotional service providers	245	236	203
Number of service providers that accounted for 10% or more of the Group’s advertising and promotional expenses	—	2	3
Total percentage of the Group’s advertising and promotional expenses that were paid to these service providers who accounted for 10% or more of the Group’s advertising and promotional service expenses	—	36.0%	38.1%
Credit risk
Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located, which management consider being of high credit quality. Accounts receivable is typically unsecured and is generally derived from revenue earned from advertising business.
Major customers for advertising business
There were two and two customers
had receivable balances derived from advertising business exceeding l0% of the total accounts receivable balances of the Group as of December 31, 2019 and 2020, respectively, as follows:

	December 31, 2019	December 31, 2020
Customer A	48.3%	—
Customer B	50.3%	68.3%
Customer C	—	21.5%

dd )	Recently issued accounting pronouncements
The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

dd)	Recently issued accounting pronouncements (Continued)
Recent accounting pronouncements not yet adopted
In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was further amended by ASU 2019-10 in November 2019, for public business entities that meet the definition of an U.S. Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be SRCs as defined by the SEC, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company is required to recognize an allowance based on its estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

3.	Cash and Cash Equivalents
The following is a summary of cash and cash equivalents:

	December 31, 2019	December 31, 2020
	RMB	RMB
Cash and cash equivalents:
RMB	42,358	152,032
US$	40,241	161,663
Others	110	1,764

Total cash and cash equivalents	82,709	315,459

4 .	Accounts Receivable, Net
Accounts receivable, net is consisted of the following:

	December 31, 2019	December 31, 2020
	RMB	RMB
Accounts receivable, gross:	2,979	8,361
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	2,979	8,361

The Group closely monitors the collection of its accounts receivable and records allowance for doubtful accounts against aged accounts receivable and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectable.

F -
29

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

5 .	Prepayments and Other Current Assets
The following is a summary of prepayments and other current assets:

	December 31, 2019	December 31, 2020
	RMB	RMB
Deposits	3,542	3,509
Prepaid service fees	8,784	5,234
Prepaid promotional expenses	381	3,971
Staff advances	292	141
Receivables from third-party online payment platform	1,553	1,511
Deductible Value Added Tax (“VAT”)	1,893	1,283
Others	2,329	3,722

Total	18,774	19,371

6 .	Property, Equipment and Leasehold Improvement, Net
The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2019	December 31, 2020
	RMB	RMB
Electronic equipment	46,478	65,352
Furniture and office equipment	1,382	1,530
Vehicles	989	597
Leasehold improvement	4,466	5,392
Total property, equipment and leasehold improvement	53,315	72,871

Less: accumulated depreciation	(20,928)	(38,353)

Property, equipment and leasehold improvement, net	32,387	34,518

Depreciation expenses were RMB5.8 million,
RMB10.8 million and RMB17.7 million for the years ended
December 31, 2018, 2019 and 2020, respectively. No impairment charge was recognized for any of the years presented.

7 .	Intangible Assets
The following table summarizes the Group’s intangible as
s
ets:

	December 31, 2019	December 31, 2020
	RMB	RMB
Gross carrying amount
Copyright	8,547	8,488
Software	1,370	2,851
Trademark and others	1,053	2,446

Total gross carrying amount	10,970	13,785

Less: accumulated amortization
Copyright	(8,308)	(8,468)
Software	(735)	(1,503)
Trademark and others	(226)	(885)

Total accumulated amortization	(9,269)	(10,856)

Intangible assets, net	1,701	2,929

Amortization expense for the years ended December 31,
2018, 2019

and 2020 were
RMB3.9 million,

RMB1.8 million and RMB1.6 million,
respectively.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

7.	Intangible Assets (Continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets
RMB
2021	1,182
2022	932
2023	513
2024	206
2025	96

8.	Leases
The Group has operating leases for office buildings the Group utilizes under lease arrangements. As of December 31, 2020, the Group recognized the following items related to operating leases in its consolidated balance sheet.

December 31, 2020
RMB
Operating lease ROU assets	4,282

Operating lease liabilities-non-current	(587)
Operating lease liabilities-current	(3,709)

Total operating lease liabilities	(4,296)

Weighted average remaining lease term	1.3 years
Weighted average discount rate	7.0%

Operating lease cost was RMB8.9 million for the year ended December 31, 2020. For the year ended December 31, 2020, no lease cost was capitalized. Supplemental cash flow information related to operating leases was as follows:

December 31, 2020
RMB
Cash paid for operating leases	8,867
Right-of-use assets obtained in exchange for operating lease liabilities	12,851

A summary of maturity of operating lease liabilities under the Group’s non-cancellable
operating leases as of December 31, 2020 is as follows:

December 31, 2020
RMB
2021	3,854
2022	409
2023	239

Total lease payment	4,502
Less: interest	(206)

Present value of operating lease liability	4,296

As of December 31, 2020, the Company had no operating leases that had not yet commenced.

F - 3
1

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

9 .	Taxation

a)	Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.
British Virgin Islands
Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are exempted from inco
m
e tax on their foreign-derived incomes in the BVI. There are no withholding taxes in the BVI.
Singapore
Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. The Company’s overseas entity recognized income tax expense amounted to RMB1.0 million for the assessable profits base on the existing legislation, interpretation and practice of Singapore.
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

3
 for its High and New Technology Enterprise (“HNTE”) status. This status is subject to annual evaluation and a requirement that Guangzhou Lizhi reapply for HNTE status every three years.
The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Tax rate difference from preferential tax treatments and statutory rate in other jurisdictions	(5.3)	(7.4)	(16.3)
Super deduction on research and development expenses	88.1	8.7	30.0
Non-deductible share-based compensation expenses	—	—	(9.2)
Other permanent differences	(32.7)	(3.1)	(3.9)
Change in valuation allowances	(75.1)	(23.2)	(26.8)

Effective income tax rate	—	—	(1.2)

As of December 31, 2020, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2021	4,924
Loss expiring in 2022	8,084
Loss expiring in 2023	5,620
Loss expiring in 2024	28,827
Loss expiring in 2025	23,473
Loss expiring in 2026	21,409
Loss expiring in 2027	15,141
Loss expiring in 2028	47,863
Loss expiring in 2029	147,040
Loss expiring in 2030	156,066

458,447

F - 3
2

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

9 .	Taxation (Continued)
b)	Deferred tax assets and liabilities
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	54,758	72,988
Advertising expenses in excess of deduction limit	24,982	709
Deferred revenue	580	910

Total deferred tax assets	80,320	74,607

Less: valuation allowances	(80,320)	(74,607)

Net deferred tax assets	—	—

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets.

The following table sets forth the movement of the aggregate valuation allowances for deferred tax assets for the years presented:

	Balance at January 1	Movement*	Balance at December 31
	RMB	RMB	RMB
2018	(45,202)	(5,297)	(50,499)
2019	(50,499)	(29,821)	(80,320)
202 0	(80,320)	5,713	(74,607)

*
The movement in valuation allowances were due to the changes of deferred tax assets recognized for net operating tax loss carry forwards, advertising expenses in excess of deduction limit and deferred revenue.

c)	Withholding income tax
The enterprise income tax (“EIT”) Law also imposes a withholding income tax of
10
% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties in February 2018, which requires the “beneficial owner” to have ownership and the right to dispose of the income or the rights and properties giving rise to the income and generally engage in substantive business activities and sets forth certain detailed factors in determining the “beneficial owner” status.
To the extent that subsidiaries, VIEs and subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2019 and 2020, the Company did not record any such withholding tax of its subsidiaries, VIEs and subsidiaries of VIEs in the PRC as they are still in accumulated deficit position.

F -
33

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

10 .	Taxes Payable
The Group’s subsidiaries, VIEs and subsidiaries of VIEs incorporated in China are subject to 6% VAT for services rendered.
The following is a summary of taxes payable as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	RMB	RMB
Cultural development fees	30	—
VAT payables	1,258	2,830
Withholding individual income taxes for employees	1,100	1,533
Income tax payable	—	999
Others	243	447

Total	2,631	5,809

1 1 .	Short-term Loans
As of December 31, 2020, the Group has obtained credit facility of RMB50.0 million from SPD Silicon Valley Bank for general operating purpose, pursuant to which the Group borrowed loans with balance of RMB39.5 million as of December 31, 2020 recorded as short-term loans. The weighted average interest rate for the outstanding loans was 7.0% and the aggregate amounts of unused lines of credit for short-term loans were RMB10.5 million as of December 31, 2020.
There was no bank loan as of December 31, 2019.

12.	Accrued Expenses and Other Current Liabilities
The following is a summary of accrued expenses and other current liabilities as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	RMB	RMB
Advertising and promotional expenses	28,909	33,808
Professional service fees	406	7,719
Payable for property, equipment and leasehold improvement, net	182	1,526
Accrued sales rebates for advertising business	569	3,286
Others	3,663	4,708

Total	33,729	51,047

1 3 .	Cost of Revenues
The following is a summary of cost of revenues for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenue sharing fees	527,128	850,167	1,031,903
Salary and welfare benefits	11,750	29,072	41,159
Payment handling costs	7,219	15,573	22,692
Bandwidth costs	3,490	5,702	11,226
Share based compensation expens e	—	—	14,789
Others	16,047	9,641	12,909

Total	565,634	910,155	1,134,678

F - 3
4

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 4 .	Pre-IPO Preferred Shares
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

F - 3
5

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 4 .	Pre-IPO Preferred Shares (Continued)

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
The key terms of the Preferred Shares are as follows:
Conversion right
The Series A, B, C, C1, C1+, D and D1 preferred shares were convertible, at the option of the holders at any time after the original issue date of the relevant series of preferred shares into such number of fully paid and non-assessable
ordinary Shares. Each preferred share shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a QIPO, which meant the Company been registered under the applicable securities laws with a pre-offering
valuation of at least US$400,000,000, and gross proceeds to the Company in excess of US$70,000,000. If the offering does not constitute a QIPO, it is at the option of holders of preferred shares to convert. No fractional ordinary share shall be issued upon conversion of the preferred shares. In lieu of any fractional ordinary shares to which the holder would otherwise be entitled, the Group shall pay cash equal to such fraction multiplied by the then effective conversion price for any such series of preferred shares. In December 2019, agreed by written consent from the Company’s shareholders, foregoing QIPO has been amended to that, the Company been registered under the applicable securities laws with a pre-offering
valuation of at least US$400,000,000, and gross proceeds to the Company in excess of US$40,000,000, pursuant to which, the completion of IPO in January 2020 had triggered the automatic conversion of all series of preferred shares into ordinary shares.
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

F - 3
6

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 4 .	Pre-IPO Preferred Shares (Continued)

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

F - 3
7

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 4 .	Pre-IPO Preferred Shares (Continued)

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

F -
38

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 4 .	Pre-IPO Preferred Shares (Continued)

The Group’s preferred shares activities for the years ended December 31, 2018, 2019 and 2020 are summarized below:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C1 Preferred Shares		Series C1+ Preferred Shares		Series D Preferred Shares		Series D1 Preferred Shares		Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Total number of shares	Total amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of January 1, 2018	100,000,000	121,421	116,666,650	145,691	142,583,330	190,190	34,697,360	46,081	26,912,090	38,556	128,152,790	216,960	20,023,870	31,720	569,036,090	790,619
Accretions to Preferred Shares redemption value	—	43,312	—	49,731	—	58,960	—	14,352	—	10,983	—	33,138	—	5,709	—	216,185

Balance as of December 31, 2018	100,000,000	164,733	116,666,650	195,422	142,583,330	249,150	34,697,360	60,433	26,912,090	49,539	128,152,790	250,098	20,023,870	37,429	569,036,090	1,006,804

Balance as of January 1, 2019	100,000,000	164,733	116,666,650	195,422	142,583,330	249,150	34,697,360	60,433	26,912,090	49,539	128,152,790	250,098	20,023,870	37,429	569,036,090	1,006,804
Accretions to Preferred Shares redemption value	—	180,143	—	205,054	—	236,152	—	57,540	—	43,427	—	188,341	—	29,529	—	940,186

Balance as of December 31, 2019	100,000,000	344,876	116,666,650	400,476	142,583,330	485,302	34,697,360	117,973	26,912,090	92,966	128,152,790	438,439	20,023,870	66,958	569,036,090	1,946,990

Balance as of January 1, 2020	100,000,000	344,876	116,666,650	400,476	142,583,330	485,302	34,697,360	117,973	26,912,090	92,966	128,152,790	438,439	20,023,870	66,958	569,036,090	1,946,990
Accretions to Preferred Shares redemption value	—	29,021	—	33,342	—	38,707	—	9,424	—	7,015	—	31,610	—	4,947	—	154,066
Conversion of preferred shares to Class A ordinary shares upon the completion of the IPO	(100,000,000)	(373,897)	(116,666,650)	(433,818)	(142,583,330)	(524,009)	(34,697,360)	(127,397)	(26,912,090)	(99,981)	(128,152,790)	(470,049)	(20,023,870)	(71,905)	(569,036,090)	(2,101,056)

Balance as of December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

F -
39

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 5 .	Share-based Compensation

(a)	Description of stock incentive plan
2012 Incentive Plan
In September 2012, the Group permitted the grant of options of the Company to relevant directors and officers of the Company (“the 2012 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors. Those options awards generally vest over a period of four years. Vested options shall be held by the Chief Executive Officer (“CEO”) of the Company in trust and may be exercised/tra
n
sferred after the completion of IPO. In September 2018, the 2012 Incentive Plan was cancelled without the concurrent grant of a replacement award, the Group would recognize any remaining unrecognized compensation cost; however, the 2012 Incentive Plan effectively has no value because it is not probable of vesting until the IPO is completed. Therefore, the Company concluded the cancellation of the 2012 Incentive Plan has no accounting implications and did not recognize share-based compensation expenses in the consolidated statements of operations and comprehensive loss.
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
2019 Incentive Plan and the Amended and Restated 2019 Share Incentive Plan
On May 31, 2019, in connection with the Reorganization in 2019, the board of directors of the Company approved the 2019 Share Incentive Plan (the “2019 Incentive Plan”) whereby the incentive share options and restricted shares granted to employees and non-employees
by Lizhi BVI in 2018 Incentive Plan shall be replaced and superseded by the exact number of share options and restricted shares of the Company for each grantee (the “2019 Replacement”). There is
no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement, thus, the 2019 Replacement was not considered a modification of share based awards.
On March 18, 2020, the 2019 Incentive Plan was further amended and restated, to increase the maximum aggregate number of Class A ordinary shares authorized to issue from 40,000,000 to 100,000,000 (“the Amended and Restated 2019 Share Incentive Plan”).

F - 4
0

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 5 .	Share-based Compensation (Continued)

(a)	Description of stock incentive plan (Continued)

In September 2019, the Company issued 25,428,430 ordinary shares to Kastle Limited and in June 2020, the Company issued 5,000,000 ordinary shares to Futu Securities (Hong Kong) Limited, both of which hold such Class A ordinary shares for the benefit of certain Company’s senior management, directors and employees before the corresponding share awards granted to such senior management, directors and employees are vested or exercised pursuant to the Amended and Restated 2019 Share Incentive Plan. The corresponding share awards granted to such senior management, directors and employees were included in the outstanding options, restricted shares and restricted share units as of December 31, 2020.
Share-based compensation recognized for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenues	—	—	14,789	2,267
Selling and marketing expenses	—	—	2,370	363
General and administrative expenses	—	—	16,128	2,472
Research and development expenses	—	—	17,454	2,675

Total	—	—	50,741	7,777

As of December 31, 2019 and 2020, total unrecognized compensation expenses related to unvested awards granted under the Amended and Restated 2019 Share Incentive Plan were
RMB
58.3
 million (US$
8.4
million)
 and RMB62.6 million (US$9.6 million),
respectively
.
As of December
31
,
2019
and
2020
, the weighted average remaining vesting period for share based awards were
2.90
years and
2.70
years
,
 respectively
.

During the year ended December 31, 2018, 2019 and 2020, there was no cash settled equity instrument granted under share-based payment arrangements, and no compensation cost for share-based payment arrangements capitalized as part of the cost of an asset
.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 5 .	Share-based Compensation (Continued)

( b )	Stock options activities
The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2018, 2019 and 2020.

	Employees	Consultants	Total	Weighted average exercise price	Remaining contractual life	Aggregated intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB
Outstanding at January 1, 2018	2,950	—	2,950	0.001	—	3,031
Cancelled	(2,950)	—	(2,950)	0.01	—	—
Granted	12,766	500	13,266	0.0001	—	—
Forfeited	(101)	—	(101)	0.0001	—	—
Outstanding at December 31, 2018	12,665	500	13,165	0.0001	3.75	20,514

Exercisable as of December 31, 2018	—	—	—	—	—	—

Outstanding at January 1, 2019	12,665	500	13,165	0.0001	3.75	20,514
Cancelled	—	—	—	—	—	—
Granted	—	—	—	—	—	—
Forfeited	(844)	—	(844)	0.0001	—	—

Outstanding at December 31, 2019	11,821	500	12,321	0.0001	2.75	43,011

Exercisable as of December 31, 2019	—	—	—	—	—	—

Outstanding at January 1, 2020	11,821	500	12,321	0.0001	2.75	43,011
Cancelled	—	—	—	—	—	—
Granted	32,932	363	33,295	0.0001	—	—
Exercised	(3,235)	—	(3,235)	0.0001	—	—
Forfeited	(3,714)	—	(3,714)	0.0001	—	—

Outstanding at December 31, 2020	37,804	863	38,667	0.0001	3.09	48,921

Exercisable as of December 31, 202 0	5,002	250	5,252	0.0001	—	6,644

The granted options awards will be vested over a period from nil to four years.
The weighted average grant date fair value of options granted for the years ended December 31, 2018, 2019 and 2020 were

RMB1.44
(
US$0.21),
nil
and RMB1.96
(
US$0.30) per option, respectively.

F - 4
2

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 5 .	Share-based Compensation (Continued)

( c )	Restricted shares activities
The following table sets forth the summary of restricted shares activities:

	Number of Restricted Shares Granted	Weighted-Average Grant Date Fair Value
	(in thousands)	US$
January 1, 2018	—	—
Awarded	14,500	0.21
Vested	—	—

Outstanding at December 31, 2018	14,500	0.21

January 1, 2019	14,500	0.21
Awarded	10,428	0.26
Vested	—	—

Outstanding at December 31, 2019	24,928	0.23

January 1, 2020	24,928	0.23
Awarded	2,607	0.27
Forfeited	(7,821)	0.26
Vested	(9,857)	0.22

Outstanding at December 31, 2020	9,857	0.23

The granted restricted shares will be vested over a period from one year to four years.

(d)	Restricted share units activities
(i) Pursuant to the Amended and Restated 2019 Share Incentive Plan, 9,611,020 restricted share units were granted to certain employees in 2020. These restricted share units awards will be vested over a period of four years, with a summary of activities as follows:

	Number of Restricted Share Units Granted	Weighted-Average Grant Date Fair Value
	(in thousands)	(in thousands) US$
January 1, 2020	—	—
Awarded	9,611	0.22
Forfeited	(5,101)	0.24
Vested	—	—

Outstanding at December 31, 2020	4,510	0.20

(ii) Pursuant to the Amended and Restated 2019 Share Incentive Plan, the Company granted restricted share units with fixed monetary amount to certain employees in 2020 with vesting period from one year to four years. These share-settled obligations require that the variable number of shares to be issued based on an average market price for the shares over the last 30 days before each vesting day. As the monetary value of such obligation is predominantly based on a fixed monetary amount known at inception, the obligation is classified as a liability under paragraph 480-10-25-14(a). Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability with no gain or loss recognized. As of December 31, 2020, 190,160 restricted share units have been vested.
There were no restricted share units granted for the years ended December 31, 2018 and 2019.

( e )	Founders’ shares
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
All of the restricted shares were released from the repurchase right upon completion of the IPO in January 2020. The Company accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions, though these founders’ shares are legally outstanding from the grant day. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the grant date and is recognized over the requisite service period.

F - 4
3

iLIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

1 6 .	Net Loss per Share
For the years ended December 31, 2018, 2019 and 2020, the Company had potential ordinary shares, including preferred shares, restricted shares, restricted share units and share options granted. As the Group incurred losses for the years ended December 31, 2018, 2019 and 2020, the following preferred shares, restricted shares and share options granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company:

	For the year ended December 31,
	2018	2019	2020
Preferred shares	569,036,090	569,036,090	—
Share options	—	—	2,092,300
Restricted shares	—	—	3,141,612

Total	569,036,090	569,036,090	5,233,912

Considering that the holders of preferred shares have no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.
The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:

Net loss	(9,342)	(132,957)	(82,184)
Less: accretions to preferred shares redemption value	(216,185)	(940,186)	(154,066)

Net loss attributable to Lizhi Inc.’s ordinary shareholders	(225,527)	(1,073,143)	(236,250)

Denominator:
Weighted average number of ordinary shares outstanding, basic	260,000,000	260,000,000	883,202,412
Weighted average number of ordinary shares outstanding, diluted	260,000,000	260,000,000	883,202,412
Weighted average number of ADSs outstanding, basic	13,000,000	13,000,000	44,160,121
Weighted average number of ADSs outstanding, diluted	13,000,000	13,000,000	44,160,121
Basic net loss per share attributable to Lizhi Inc.’s ordinary shareholders	(0.87)	(4.13)	(0.27)
Diluted net loss per share attributable to Lizhi Inc.’s ordinary shareholders	(0.87)	(4.13)	(0.27)
Basic net loss per ADSs attributable to Lizhi Inc.’s ordinary shareholders	(17.35)	(82.55)	(5.35)
Diluted net loss per ADSs attributable to Lizhi Inc.’s ordinary shareholders	(17.35)	(82.55)	(5.35)

17.	Commitments and Contingencies
Litigation
From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not
recorded any material liabilities in this regard as of December 31, 2019 and 2020.

See Note 2

h
)
Restricted cash for additional information.

18.	Subsequent Events
In January 2021, the Company, certain of its current and former directors and officers, underwriters and certain other parties were named as defendants in two putative securities class actions filed in the Supreme Court of the State of New York, County of New York and the U.S. District Court for the Eastern District of New York, respectively.
The actions are both purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs. Both actions allege that the Registration Statement dated January 16, 2020 contained material misstatements and/or omissions regarding the impact of COVID-19 on the Company in violation of the U.S. Securities Act of 1933. These actions remain in their preliminary stages. Additional complaints related to these claims may be filed in the coming months. The Company are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits.

F - 4
4

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

19.	Impact of COVID-19
For the year ended December 31, 2020, COVID-19 has had limited impact on the Group’s operations, including delays or suspension of certain promotional offline activities. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, the Company cannot reasonably estimate the impact to its future results of operations, cash flows, or financial condition for the remainder of fiscal year 2021.

2 0 .	Fair Value Measurement
Recurring
The following table sets forth the Company’s financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 and 2020.
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rate and currency rate.

	Fair Value Measurement at December 31, 2020 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2020
	RMB	RMB	RMB	RMB	US$
Short-term investments	—	73,022	—	73,022	11,191

Total	—	73,022	—	73,022	11,191

The Company’s other financial instruments including accounts receivable, accounts payables, short-term
loans, accrued expenses and other current liabilities are not measured at fair value in the consolidated balance sheets, as their carrying values approximated fair value due to their short-term maturity.
The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2019.
Non-r
ecurring
As of December 31, 2019 and 2020, the group had no financial assets or financial liabilities that are measured at
fair value
on
non-recurring basis. The Group’s non-financial assets, such as intangible assets, property, equipment and leasehold improvement and other non-current assets, would be measured at fair value on non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2 1 .	Restricted Net Assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund
,
respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax
income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB9.5 million as of December 31, 2020. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

2 2 .	Additional Information – Condensed Financial Statements of The Parent Company
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
The Parent company did not have significant capital and other commitments or guarantees as of December 31, 2020.
Condensed statements of operations and comprehensive loss:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operation expenses:
Selling and marketing expenses	—	—	(1,554)
General and administrative expenses	(1,036)	(1,883)	(14,518)

Total operating expenses	(1,036)	(1,883)	(16,072)

Other expenses:
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(8,183)	(131,325)	(66,680)
Others, net	(123)	251	568

Net loss	(9,342)	(132,957)	(82,184)

Accretions to preferred shares redemption value	(216,185)	(940,186)	(154,066)
Net loss attributable to ordinary shareholders	(225,527)	(1,073,143)	(236,250)
Net loss	(9,342)	(132,957)	(82,184)
Other comprehensive income/(loss):
Foreign currency translation adjustments	2,649	671	(6,338)

Total comprehensive loss	(6,693)	(132,286)	(88,522)

Accretions to preferred shares redemption value	(216,185)	(940,186)	(154,066)

Total comprehensive loss to ordinary shareholders	(222,878)	(1,072,472)	(242,588)

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2 2 .	Additional Information – Condensed Financial Statements of T he Parent Company (Continued)

Condensed balance sheets:

	As of December 31,
	2019	2020
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	16,845	148,922
Prepayments and other current assets	—	2,475

Total current assets	16,845	151,397

Non-current assets:
Investments in subsidiaries, VIE and subsidiaries of VIE	(74,979)	27,471
Other non-current assets	6,720	1,470

Total non-current assets	(68,259)	28,941

T OTAL ASSETS	(51,414)	180,338

LIABILITIES
Current liabilities
Salary and welfare payable	—	1,678
Accrued expenses and other current liabilities	27	4,058

Total current liabilities	27	5,736

Non-current liabilities
Other non-current liabilities	—	5,411

Total non-current liabilities	—	5,411

TOTAL LIABILITIES	27	11,147

MEZZANINE EQUITY
Pre-IPO Series A convertible redeemable preferred shares (US$0.0001 par value; 100,000,000 shares authorized, issued and outstanding with redemption value of RMB3.31 and liquidation value of RMB2.93 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	344,876	—
Pre-IPO Series B convertible redeemable preferred shares (US$0.0001 par value; 116,666,650 shares authorized, issued and outstanding with redemption value of RMB3.33 and liquidation value of RMB3.09 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	400,476	—
Pre-IPO Series C convertible redeemable preferred shares (US$0.0001 par value; 142,583,330 shares authorized, issued and outstanding with redemption value of RMB3.42 and liquidation value of RMB3.58 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	485,302	—
Pre-IPO Series C1 convertible redeemable preferred shares (US$0.0001 par value; 34,697,360 shares authorized, issued and outstanding with redemption value of RMB3.42 and liquidation value of RMB3.58 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	117,973	—
Pre-IPO Series C1+ convertible redeemable preferred shares (US$0.0001 par value; 26,912,090 shares authorized, issued and outstanding with redemption value of RMB3.4 and liquidation value of RMB4.03 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	92,966	—
Pre-IPO Series D convertible redeemable preferred shares (US$0.0001 par value; 128,152,790 shares authorized, issued and outstanding with redemption value of RMB3.52 and liquidation value of RMB4.48 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	438,439	—
Pre-IPO Series D1 convertible redeemable preferred shares (US$0.0001 par value; 20,023,870 shares authorized, issued and outstanding with redemption value of RMB3.51 and liquidation value of RMB4.48 as of December 31, 2019 ; None authorized, issued and outstanding as of December 31, 2020.)	66,958	—

TOTAL MEZZANINE EQUITY	1,946,990	—

SHAREHOLDERS’ (DEFICIT)/EQUITY:
Ordinary shares (US$0.0001 par value, 930,963,910 and 1,500,000,000 shares authorized as of December 31, 2019 and 2020, respectively, 285,428,430 shares issued and 260,000,000 shares outstanding as of December 31, 2019, respectively and 941,464,520 shares issued and 924,318,450 shares outstanding as of December 31, 2020, respectively)	189	640
Treasury stock	(18)	(12)
Additional paid in capital	—	2,409,753
Accumulated deficit	(2,003,031)	(2,239,281)
Accumulated other comprehensive income/(loss)	4,429	(1,909)

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY:	(1,998,431)	169,191

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUIT Y	(51,414)	180,338

F -
47

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADSs, per share data and per ADSs data)

2 2 .	Additional Information – Condensed Financial Statements of T he Parent Company (Continued)

Condensed Statements of Cash Flows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash used in operating activities	(991)	(15,239)	(8,076)

Net cash used in investing activities
Cash paid for investments in subsidiaries, VIE and subsidiaries of VIE	—	(21,094)	(113,197)
Net cash used in investing activities	—	(21,094)	(113,197)

Net cash generated from financing activities
Proceeds from issuance of ordinary shares, net	—	—	259,043
Proceeds from exercise of vested share options	—	—	2

Net cash generated from financing activities	—	—	259,045

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,531	941	(5,695)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,540	(35,392)	132,077

Cash and cash equivalents at beginning of the year	50,697	52,237	16,845

Cash, cash equivalents and restricted cash at end of the year	52,237	16,845	148,922

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

F -
48