Form 20-F
period 2021-12-31
LIZHI INC.
filed 2022-04-27
CIK 1783407

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ___________
For the transition period from _________ to ___________
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents 20 Class A ordinary shares, par value US$0.0001 per share	LIZI	The Nasdaq Global Market
Class A ordinary shares, par value US$0.0001 per share *	N/A	The Nasdaq Global Market

*	Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Market.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of February 28, 2022, there were 1,014,356,010 ordinary
shares outstanding, being the sum of

783,141,010

Class A ordinary shares (excluding 9,020,630 Class A ordinary shares held by Kastle Limited) and 231,215,000 Class B ordinary shares.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large a ccelerated f iler	☐	Accelerated filer	☒	Non-accelerated f iler	☐

				Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

 ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other
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

1

INTRODUCTION
Except where the context otherwise indicates and for the purpose of this annual report only:
“ACG” refers to animation, comics and games;
“AI” refers to artificial intelligence;
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
“average total mobile MAUs” refers to the average monthly number of active users across our platforms and apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period;
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
“average total monthly paying users” refers to the monthly average number of paying users in a given period across our platforms and apps, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period;
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
“MENA” refers to the Middle East and North Africa;

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
“RMB” or “Renminbi” refers to the legal currency of the PRC;
“Second Amended and Restated Memorandum and Articles of Association” refers to the second amended and restated memorandum and articles of association of our company adopted on October 23, 2019 which has become effective upon our initial public offering;
“total mobile MAUs” refers to the number of active users across our platforms and apps in a given month;
“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
“We,” “us,” “our company,” and “our,” refer to LIZHI INC., its subsidiaries and, in the context of describing our operations and consolidated financial information, its variable interest entities (“ VIEs”). As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts.
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 15, 2022, the noon buying rate for Renminbi was RMB6.3705 to US$1.00.

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
our goals and growth strategies;
our future business development, results of operations and financial condition;
relevant government policies and regulations relating to our business and industry;
our expectation regarding the use of proceeds from our initial public offering in January 2020;
general economic and business condition in China and overseas countries and regions where we operate;
assumptions underlying or related to any of the foregoing;
the length and severity of the recent
COVID-19
outbreak and its impact on our business and industry;
any recurrence of the
COVID-19
pandemic and scope of related government orders and restrictions and the extent of the impact of the
COVID-19
pandemic on the global economy
other factors that may affect our financial condition, liquidity and results of operations; and
other risk factors discussed under “Item 3. Key
Information-3.D.
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
Our Corporate Structure and Contractual Arrangements
Our Company, a Cayman Islands holding company, conducts operations in China through its PRC subsidiaries and the VIEs. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services and other internet related business. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. This structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. The VIEs are owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners and directors of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC
residents may never directly hold equity interests in the VIEs under current PRC laws and regulations.
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”) and Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”) (our wholly-owned subsidiaries in China) are considered foreign-invested enterprises, or WFOEs. To comply with PRC laws and regulations, our WFOEs conduct our business in China mainly through Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”) and Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”), the VIEs, and their respective subsidiaries, based on a series of contractual arrangements by and among our WFOEs, the VIEs and the respective shareholders of the VIEs.
Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 99.9%, 96.7% and 93.0%, respectively, of our total net revenues. As of December 31, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 61.1% and 39.8% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.
We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs in China, including, among others, the ICP License and the Internet Culture Operating License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.”
Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or been denied such requisite permissions by any PRC authority.
However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”
Cash Flows through Our Organization
Under relevant PRC Laws and regulations, we are permitted to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans.
As of December 31, 2021, LIZHI Inc. had made cumulative capital contributions of US$57.5 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of LIZHI Inc.. These funds have been used by our PRC subsidiaries and the VIEs for their operations. In 2019, 2020 and 2021, the VIEs transferred nil, RMB5.9 million and RMB26.4 million (US$4.1 million), respectively, to our PRC subsidiaries as payment of service fees.
Hongyi Technology and Guangzhou TIYA, our PRC subsidiaries, maintained certain personnel for research and development and general and administrative functions to support the operations of the VIEs.
Apart from services charges and loans among the VIEs and our PRC subsidiaries, there were no other assets transferred between the VIEs and Non-VIEs in 2019, 2020 and 2021.

As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC governmental authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. LIZHI Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”
For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario (1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (3)	-7.5%
Net distribution to Parent/Shareholders	67.5%
Notes:

(1)
The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.

(2)
Under the terms of agreements, technical development and technical service fees are charged by our PRC subsidiaries to the VIEs. For all the periods presented, these fees are recognized as cost of revenues, research and development expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)
China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.
Should all tax planning strategies fail, the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule
The following tables present the summary statements of operations for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2019
	L IZHI INC.	O ther Subsidiaries	W FOEs	V IEs and VIEs’ Subsidiaries	E limination	C onsolidated
	(RMB in thousands)
Third-party revenues	—	1,129	—	1,179,468	—	1,180,597
Inter-company revenues (1)	—	—	—	—	—	—
Cost of revenues	—	(3,957)	(1,078)	(905,120)	—	(910,155)

Gross profit	—	(2,828)	(1,078)	274,348	—	270,442

Selling and marketing expenses	—	(3,054)	(640)	(204,856)	—	(208,550)
General and administrative expenses	—	(1,986)	(4,900)	(38,828)	—	(45,714)
Research and development expenses	—	(12)	(2,803)	(155,200)	—	(158,015)
Loss from subsidiaries and the VIEs (2)	(132,947)	(125,293)	(116,891)	—	375,131	—
(Loss)/income from non-operations	(10)	226	1,019	7,645	—	8,880
Loss before income tax expenses	(132,957)	(132,947)	(125,293)	(116,891)	375,131	(132,957)
Less: income tax expenses	—	—	—	—	—	—
Net loss	(132,957)	(132,947)	(125,293)	(116,891)	375,131	(132,957)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(1,073,143)	(132,947)	(125,293)	(116,891)	375,131	(1,073,143)

	For the Year Ended December 31, 2020
	LIZHI INC.	Other Subsidiaries	WFOEs	VIEs and VIEs’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Third-party revenues	—	45,315	4,056	1,453,537	—	1,502,908
Inter-company revenues (1)	—	—	26,941	2,653	(29,594)	—
Cost of revenues	—	(27,860)	(6,125)	(1,115,806)	15,113	(1,134,678)

Gross profit	—	17,455	24,872	340,384	(14,481)	368,230

Selling and marketing expenses	(1,554)	(8,466)	—	(132,714)	—	(142,734)
General and administrative expenses	(14,321)	(519)	(7,770)	(66,246)	—	(88,856)
Research and development expenses	—	(719)	(5,864)	(233,227)	14,481	(225,329)
Loss from subsidiaries and the VIEs (2)	(67,158)	(73,707)	(84,441)	—	225,306	—
Income/(loss) from non-operations	849	(203)	(504)	7,362	—	7,504
Loss before income tax expenses	(82,184)	(66,159)	(73,707)	(84,441)	225,306	(81,185)
Less: income tax expenses	—	(999)	—	—	—	(999)
Net loss	(82,184)	(67,158)	(73,707)	(84,441)	225,306	(82,184)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(236,250)	(67,158)	(73,707)	(84,441)	225,306	(236,250)

	For the Year Ended December 31, 2021
	LIZHI INC.	Other Subsidiaries	WFOEs	VIEs and VIEs’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Third-party revenues	—	137,299	10,109	1,972,106	—	2,119,514
Inter-company revenues (1)	—	—	9,568	3,652	(13,220)	—
Cost of revenues	—	(110,101)	(11,714)	(1,391,598)	10,908	(1,502,505)

Gross profit	—	27,198	7,963	584,160	(2,312)	617,009

Selling and marketing expenses	(1,452)	(34,941)	(667)	(349,144)	—	(386,204)
General and administrative expenses	(17,558)	(12,019)	(2,121)	(72,919)	—	(104,617)
Research and development expenses	—	(1,774)	(13,678)	(251,566)	2,312	(264,706)
Loss from subsidiaries and the VIEs (2)	(109,046)	(86,280)	(81,551)	—	276,877	—
Income/(loss) from non-operations	806	(854)	3,774	7,918	—	11,644
Loss before income tax expenses	(127,250)	(108,670)	(86,280)	(81,551)	276,877	(126,874)
Less: income tax expenses	—	(376)	—	—	—	(376)
Net loss	(127,250)	(109,046)	(86,280)	(81,551)	276,877	(127,250)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(127,250)	(109,046)	(86,280)	(81,551)	276,877	(127,250)

(1)
It represents the inter-company service charged among the WFOEs and the VIEs. The cost of the charges is reflected in the “Cost of revenues” and “Research and development expenses” of the WFOEs and the VIEs. All amounts are eliminated in consolidation.

(2)	It represents the elimination of the investment loss among LIZHI Inc., other subsidiaries, WFOEs, and the VIEs and VIEs’ subsidiaries.
The following tables present the summary balance sheet data for our Company’s WFOEs, the VIEs and other entities as of the dates presented.

	As of December 31, 2020
	LIZHI INC.	Other Subsidiaries	WFOEs	VIEs and VIEs’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	145,268	18,175	3,037	148,979	—	315,459
Short term investment	—	—	—	73,022	—	73,022
Restricted cash	—	—	—	3,695	—	3,695
Accounts receivable, net	—	—	5,719	2,642	—	8,361
Prepayments and other current assets	2,605	2,276	1,300	13,190	—	19,371
Amounts due from Lizhi Group Companies (1)	174,425	113,095	247,997	500	(536,017)	—
Property, equipment and leasehold improvement, net	—	1	175	34,342	—	34,518
Intangible assets, net	—	—	—	2,929	—	2,929
Deficit in subsidiaries and the VIEs (2)	(116,312)	(119,967)	(370,163)	—	606,442	—
Lease assets	—	—	441	3,841	—	4,282
Other non-current assets	1,470	—	—	711	—	2,181

Total assets	207,456	13,580	(111,494)	283,851	70,425	463,818

Accounts payable	—	3,056	1,225	73,986	—	78,267
Deferred revenue	—	775	—	16,226	—	17,001
Salary and welfare benefits payable	1,678	—	3,146	88,464	—	93,288
Taxes payable	—	999	251	4,559	—	5,809
Short term borrowing	—	—	—	39,508	—	39,508
Accrued expenses and other current liabilities	4,058	3,452	1,978	41,559	—	51,047
Lease liabilities	—	—	167	4,129	—	4,296
Other non-current liabilities	5,411	—	—	—	—	5,411
Amounts due to Lizhi Group Companies (1)	27,118	121,610	1,706	385,583	(536,017)	—

Total liabilities	38,265	129,892	8,473	654,014	(536,017)	294,627

Total shareholders’ equity/(deficit) (2)	169,191	(116,312)	(119,967)	(370,163)	606,442	169,191

Total liabilities and shareholders’ equity/(deficit)	207,456	13,580	(111,494)	283,851	70,425	463,818

	As of December 31, 2021
	LIZHI INC.	Other Subsidiaries	WFOEs	VIEs and VIEs’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	224,779	70,761	46,204	191,549	—	533,293
Restricted cash	—	1,132	—	3,023	—	4,155
Accounts receivable, net	—	—	6,457	1	—	6,458
Prepayments and other current assets	3,417	7,222	2,720	20,245	—	33,604
Amounts due from Lizhi Group Companies (1)	278,553	104,372	208,549	197	(591,671)	—
Property, equipment and leasehold improvement, net	—	2,497	2,314	28,580	—	33,391
Intangible assets, net	—	—	—	2,245	—	2,245
Deficit in subsidiaries and the VIEs (2)	(223,293)	(203,024)	(453,641)	—	879,958	—
Lease assets	—	11,420	7,868	9,653	—	28,941
Other non-current assets	—	—	—	799	—	799

Total assets	283,456	(5,620)	(179,529)	256,292	288,287	642,886

Accounts payable	—	5,898	4,256	70,639	—	80,793
Deferred revenue	—	1,539	—	19,118	—	20,657
Salary and welfare benefits payable	1,330	288	5,253	116,204	—	123,075
Taxes payable	—	624	—	4,940	—	5,564
Short term borrowing	—	—	—	68,999	—	68,999
Accrued expenses and other current liabilities	3,021	4,372	3,290	42,803	—	53,486
Lease liabilities	—	12,408	8,698	9,899	—	31,005
Other non-current liabilities	4,452	—	—	—	—	4,452
Amounts due to Lizhi Group Companies (1)	19,798	192,544	1,998	377,331	(591,671)	—

Total liabilities	28,601	217,673	23,495	709,933	(591,671)	388,031

Total shareholders’ equity/(deficit) (2)	254,855	(223,293)	(203,024)	(453,641)	879,958	254,855

Total liabilities and shareholders’ equity/(deficit)	283,456	(5,620)	(179,529)	256,292	288,287	642,886

(1)	It represents the elimination of inter-company balances among LIZHI Inc., other subsidiaries, WFOEs, the VIEs and VIEs’ subsidiaries.
(2)	It represents the elimination of the investment among LIZHI Inc., other subsidiaries, WFOEs, the VIEs and VIEs’ subsidiaries.
The VIEs hold assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIEs mainly include the ICP License and the Internet Culture Operating License. Recognized revenue-producing assets held by the VIEs include copyrights, trademarks and domain names.

The following tables present the summary cash flow data for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2019
	LIZHI INC.	Other Subsidiaries	WFOEs	VIEs and VIEs’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash used in operating activities (1)	(6,622)	(7,858)	(8,258)	(73,015)	—	(95,753)

Investments in and loans to Group companies (2)	(1,395)	(22,066)	(38,854)	—	62,315	—
Other investing activities	—	—	(206)	(29,164)	—	(29,370)

Net cash used in investing activities	(1,395)	(22,066)	(39,060)	(29,164)	62,315	(29,370)

Capital contribution and loans received from Group companies (2)	—	1,395	22,066	38,854	(62,315)	—
Cash transferred from subsidiaries to parent company for reorganization	10,434	(10,434)	—	—	—	—

Net cash generated from/(used in) financing activities	10,434	(9,039)	22,066	38,854	(62,315)	—

	For the Year Ended December 31, 2020
	LIZHI INC.	Other Subsidiaries	WFOEs	VIEs and VIEs’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash (used in)/generated from operating activities (1)	(7,745)	29,684	632	17,425	—	39,996

Investments in and loans to Group companies (2)	(120,281)	(129,130)	(148,751)	—	398,162	—
Other investing activities	—	—	—	(94,559)	—	(94,559)

Net cash used in investing activities	(120,281)	(129,130)	(148,751)	(94,559)	398,162	(94,559)

Capital contribution and loans received from Group companies (2)	—	120,281	129,130	148,751	(398,162)	—
Cash transferred from subsidiaries to parent company for reorganization	16,683	(16,683)	—	—	—	—
IPO and other financing activities	259,045	—	—	39,001	—	298,046

Net cash generated from financing activities	275,728	103,598	129,130	187,752	(398,162)	298,046

	For the Year Ended December 31, 2021
	LIZHI INC.	Other Subsidiaries	WFOEs	VIEs and VIEs’ Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash (used in)/generated from operating activities (1)	(15,728)	(27,949)	20,974	(17,723)	—	(40,426)

Investments in and loans to Group companies (2)	(83,661)	—	(3,222)	—	86,883	—
Other investing activities	—	(222)	—	52,323	—	52,101

Cash repayment from Group companies	—	—	25,415	—	(25,415)	—

Net cash (used in)/generated from investing activities	(83,661)	(222)	22,193	52,323	61,468	52,101

Capital contribution and loans received from Group companies (2)	—	83,661	—	3,222	(86,883)	—
Cash repayment to Group companies	—	—	—	(25,415)	25,415	—
Follow-on public offering and other financing activities	183,191	—	—	29,491	—	212,682

Net cash generated from financing activities	183,191	83,661	—	7,298	(61,468)	212,682

(1)
For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to our PRC subsidiaries for technical development service fees were nil, RMB5.9 million and RMB26.4 million (US$4.1 million), respectively.

(2)
Represents the investment in and loans to WFOEs and other subsidiaries by the Parent, and intercompany loans among WFOEs, other subsidiaries, and VIEs, and the elimination among them. The Parent transfers cash to other subsidiaries by making capital contributions or providing loans, and other subsidiaries transfer cash to the WFOEs by making capital contributions or providing loans to them. The WFOEs also have intercompany loans with certain VIEs as part of our cash management program.

3.A. [Reserved]
3.B. Capitalization and Indebtedness
Not applicable.
3.C. Reason for the Offer and Use of Proceeds
Not applicable.
3.D. Risk Factors
Summary Risk Factors
You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”
Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Doing Business in China

•
Uncertainties with respect to PRC laws and regulations, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could have a material and adverse effect on our business and results of operations, limit the legal protections available to you and us or otherwise adversely affect us.

•	Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content on our platforms.

•
Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

•
Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation.

•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

•
Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

•
Our ADSs will be delisted and prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, if the PCAOB continues to be unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. would take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two, thus reducing the time period before our ADSs will be prohibited from over-the-counter
trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.

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

Risks Related to Our Corporate Structure

•
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Lizhi. If the PRC government finds such agreements non-compliant
with relevant PRC laws, regulations and rules, or if these laws, regulations and rules or their interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

•	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

•	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

•
We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Risks Related to our American Depositary Shares

•
Our ADSs have experienced and may continue to experience price and volume fluctuations regardless of our operating performance, which could lead to costly litigation for us and make an investment in us less appealing.

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

Risks Related to Doing Business in China
Uncertainties with respect to PRC laws and regulations, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could have a material and adverse effect on our business and results of operations, limit the legal protections available to you and us or otherwise adversely affect us.
The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiaries, the VIEs and our WFOEs, are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

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
The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.
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
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. Publicly traded companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. Furthermore, as of the date of this annual report, two more campaigns, the “Clean Up the Internet 2021”and “Clean Up the Internet 2022”, have then been launched, which are reported to be aiming at, among others, rectifying a number of illegal activities in the internet information services industry.
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
China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.
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
While participating on our platforms, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights (except for online game virtual currency and single purpose commercial prepaid cards). As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses if the online platform operators fail to fulfill their obligations as the service provider. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation.
We are required by privacy and data protection laws in China and other jurisdictions, including, without limitation, the PRC Cyber Security Law, to ensure the confidentiality, integrity and availability of the information of our users, third-party agents, content providers and other data, which is also essential to maintaining their confidence in our services. However, the interpretation and application of such laws in China and elsewhere are often uncertain and in flux.
Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning cybersecurity and data protection. The interpretation and application of cybersecurity, information security, privacy and data protection laws in China are often uncertain and in flux. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, the Standing Committee of the National People’s Congress of China, promulgated the Cyber Security Law in November 2016, which requires network operators to perform certain functions related to cyber-security protection and strengthened network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity and confidentiality and usability of network data. The Cyber Security Law further provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on critical information infrastructures operator. In addition, in June 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data and provides a national security review procedure for those data activities, which may affect national security and imposes export restrictions on certain data and information. In July 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management. Furthermore, on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which provides detailed rules on how to handle personal information and sets forth legal responsibilities.
On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to Cybersecurity Review Measures, in addition to “critical information infrastructure operators”, network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. On November 14, 2021, the CAC published Measures on Network Data Security Management (Draft for Comment), or the Draft Measures for Internet Data Security, which provides that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security and listing abroad of data processors processing over one million users’ personal information. The Draft Measures for Internet Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so. The Draft Measures for Internet Data Security have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Measures for Internet Data Security mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchange, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Compliance with the above PRC laws and regulations including the Cyber Security Law, the Cybersecurity Review Measures and the Data Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including laws and regulations regarding the cybersecurity, information security, privacy and data protection, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection.
While we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection in China, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law, and we may be held liable in the event of any breach of the relevant requirements under the Cyber Security Law or other relevant laws and regulations. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our users to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant contracts. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and cooperated and will keep cooperating in the future with the competent regulators in these respects. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in accordance with the Law, or the Opinions. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC issued the measures for Cybersecurity Review, or the Cybersecurity Review Measures 2021, which required that, among others, network platform operators holding over one million users’ personal information shall apply with the cybersecurity Review Office for a cybersecurity review before any listing in a foreign country. On November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. Since the Draft Regulations are in the process of being formulated and the Opinions and the Cybersecurity Review Measures 2021 remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
In recent years, PRC Anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC (the predecessor of the SAMR), respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. In November 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in the PRC, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.
The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for Internet Platforms. This guideline prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-monopoly Guidelines for Internet Platforms further expressly states that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. In addition, Anti-monopoly Guidelines for Internet Platforms reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Since the Anti-monopoly Guidelines for Internet Platforms is relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. Furthermore, on October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. See “Item 4. Information of the Company—4.B. Business Overview—Regulation.”

We may be involved in investigations, inquiries, claims, complaints or other administrative requirements in relation to anti-monopoly laws and regulations in the PRC from time to time. In the case of our failure or perceived failure to comply with these laws and regulations and new legislations or guidelines to be promulgated from time to time, governmental agencies and regulators may, among other things, prohibit or rescind our acquisitions, divestitures, or combinations, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. Any anti-monopoly related lawsuit, regulatory investigations or administrative proceedings initiated against us could also result in our being subject to regulatory actions and constraints on our investments and acquisitions, which could include forced termination of any agreements or transactions, required divestitures, and business practices or significant fines.
Moreover, any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial conditions, results of operations, and business prospects.
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
Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, Fangda Partners, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.
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

However, it is possible that the PRC tax authorities may take a different view. Fangda Partners, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company or any British Virgin Islands or Hong Kong subsidiary is a PRC resident enterprise for PRC enterprise income tax purposes, its world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as
“tax-exempt
income” under the enterprise income tax law, we cannot assure you that dividends paid by our PRC subsidiaries to us or any of our Hong Kong subsidiaries will not be subject to a 10% withholding tax if we or any of our Hong Kong subsidiaries were treated as a PRC resident enterprise, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.
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
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter- Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.
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
We are an offshore holding company conducting our operations in China through our PRC subsidiaries, the VIEs and their subsidiaries. We may make loans to our PRC subsidiaries, the VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.
Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our initial public offering, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio and the loans must be registered with the local branch of SAFE and the competent development and reform commission in case of any debts of more than one year. Our capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM or its local counterpart.
On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. On October 23, 2019, SAFE issued the Circular of Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, which took effect on October 23, 2019. Under SAFE Circular 19 and Circular 28, a foreign-invested enterprise, within the scope of business, may choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, provided that certain requirements and procedures shall be complied with, which will be regarded as the reinvestment of foreign- invested enterprise. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”
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
We are a holding company incorporated in the Cayman Islands. In 2019, 2020 and 2021, our subsidiaries and the VIEs (including their subsidiaries) located in the PRC have not paid dividends. However, the payment of dividends by our PRC subsidiaries and PRC VIEs is an important source of income for us to meet our financing need, and such payment is and may be subject to various restrictions. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax
profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain surplus or reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2021, we had not made appropriations to statutory surplus fund or general reserve fund as our subsidiaries and the VIEs (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiaries, the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident
enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident
enterprises are incorporated.

Our ADSs will be delisted and prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, if the PCAOB continues to be unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. would take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the counter trading market in the U.S.
On September 22, 2021, the PCAOB adopted Rule 6100 to establish a framework for making determinations under the HFCAA that whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction (“PCAOB Rule 6100”). PCAOB Rule 6100 establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date and duration of such determinations; and the process by which the PCAOB will reaffirm, modify or vacate any such determinations. The SEC approved PCAOB Rule 6100 on November 5, 2021.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations. In March 2022, the SEC issued “Conclusive list of issuers identified under the HFCAA” indicating that certain companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report on Form
20-F.
Accordingly, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. in 2024. This date would be accelerated to 2023, if the Accelerating Holding Foreign Companies Accountable Act becomes law.
This legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors before the issuance of our financial statements on Form
20-F
for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we will be delisted from the Nasdaq and our ADSs will not be permitted for trading
“over-the-counter”
either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two, thus reducing the time period before our ADSs will be prohibited from over-the-counter
trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the law, it could reduce the time period before our ADSs will be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023.
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
In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. Under this real-name registration system, we validate the identity information of the registered users primarily based on their mobile numbers. Currently, we are not required to obtain information such as legal names, citizen identification cards or other personal information during the registration process to validate the identify information of our users who are not a host. However, the PRC government may further tighten the real- name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platforms in the future. If we were required to implement a more rigid real-name registration system for users on our platforms, potential users may be deterred from registering with our platforms, which may in turn negatively affect the growth of our user base and prospect. Furthermore, on June 1, 2021, the Law of the PRC on the Protection of Minors (2020 Revision) took effect, which provides that, among others, live streaming service providers are not allowed to provide minors under age 16 with an online live streaming host account registration service, and must obtain the consent from parents or other guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming host accounts.

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
We have deployed
AI-based
technologies supplemented by a team primarily consisting of staff outsourced from third parties, to monitor content for any illegal, fraudulent or inappropriate content or activities on our platforms. See “Item 4. Information of the Company—4.B. Business Overview— Content Monitoring System.” If our AI system fails to interpret true and improper meaning of certain content, or if our monitoring team draws incorrect decision as to legality of certain content, illegal or unauthorized content may become accessible to our users via our platforms and expose us to various risks which may materially and adversely impact our business, financial condition and results of operations. Despite our efforts to monitor content on our platforms and the actions of the hosts and users, our platforms were previously subject to restrictive measures taken by the government authority in the past for insufficient monitoring system. As a result of such incidents, we have adopted a more stringent content monitoring system to meet the tightened regulatory standards and to screen and remove all inappropriate content stored on our platforms. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.” However, we cannot assure you that our content monitoring system is sufficient to detect all improper or illegal content or activities in the future. We can neither assure you that we will not be subject to fines and other penalties in the future for improper or illegal content or activities on our platforms.
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
In 2019, 2020 and 2021, we incurred a net loss of RMB133.0 million, RMB82.2 million and RMB127.3 million (US$20.0 million), respectively. Our net loss has decreased in 2020 as compared to 2019 and increased in 2021 as compared to 2020. We may continue to be unprofitable or incur further net losses for the foreseeable future. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.
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
As the online audio industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Some of our current monetization methods are relatively recent innovations of the online audio industry and their long-term sustainability have not been tested. Meanwhile, we have explored and will continuously explore new monetization methods and client retention strategies, which may or may not be a success. Due to the initial success of the interactive audio products, we plan to continue to strengthen and expand our interactive audio product offerings. Since December 2020, we collaborated with a number of automobile manufacturers in China including XPeng Motors, Li Auto, and WM Motor, as well as various Internet of Vehicles platforms in China, including BYD DiLink, Tencent WeScenario, Huawei Mobile Services for Car and Huawei HarmonyOS. Currently, our
in-car
audio product together with our extensive audio content are available on certain models of such automobile companies via their in-car
audio systems. In October 2020, we launched TIYA App in the United States, a voice-based social networking app, and are in the process of developing other social networking products and features. In January 2021, we also launched the LIZHI Podcast app, a new podcast app to provide high-quality curated podcast content drawn from our extensive content library built over the years as well as new podcasts to be provided by selected content creators. Currently, users can access our content library via LIZHI App and LIZHI Podcast app installed on their mobile devices as well as via our in-car
audio products. We cannot assure you that our efforts will continue to achieve satisfactory results. Neither could we assure you that our ongoing and future attempts to innovate our communities and monetize our users will always be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge. In addition, any new and experimental products that we may develop and launch in the future may not be well received by our targeted users and may be affected by adverse industry trends such as evolving development, interpretation and implementation of applicable laws and regulations. See “— The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”

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
The outbreak of the
COVID-19
pandemic and subsequent outbreaks driven by new variants of
COVID-19
have brought uncertainties and interruptions to China’s macroeconomics and the global economy and may have adverse effects on our operations. The Chinese government as well as many other countries in the world have taken various measures to constrain the outbreak. The
COVID-19
pandemic has caused, and may continue to cause, companies in China, including us, to implement temporary adjustment of work schemes allowing employees to work from home and other measures that may impact our operation. We prioritize the health and safety of our employees, and have taken various preventative and quarantine measures across the Company soon after the outbreak. As a result of the
COVID-19
outbreak and its continued influence, our normal work schedule and results of operations may continue to be subject to potential adverse impact caused by
COVID-19,
and our revenues for the periods during which the
COVID-19
pandemic continues to have an impact may be difficult to predict. In addition, the disposable income of certain of our users may decrease or have decreased as a result of the impact of the
COVID-19
pandemic, which may also adversely affect our performance. Over the course of 2020 and 2021, since various measures that the Chinese government implemented to constrain the
COVID-19
outbreak had been gradually relaxed, many aspects of daily life in China gradually returned to normal routine for certain period of time, while regional breakouts has continued to occur from time to time and respective control measures would apply. However, the situation in China and other countries and regions is still evolving, bringing with it unprecedented levels of macroeconomic disruption and uncertainties across the globe. For instance, recently certain areas or cities in China have tightened the
COVID-19
quarantine policies including measures such as lockdown restrictions. The extent to which
COVID-19
impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the possibility of a resurgence of the
COVID-19
outbreak in China, the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, the development and efficiency of vaccine programs and other actions taken by governments, companies and individuals in response to the virus and resulting economic disruption.
If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.
The internet industry in China is highly regulated, which requires certain licenses, permits, filings and approvals to conduct and develop business. Currently, the VIEs have obtained valid ICP License for provision of internet information services, Internet Culture Operation License for operating online music products and online performances, Radio and Television Program Production and Operating Permit for producing radio program through our PRC VIEs. We have also been accepted to register on National Internet Visual-Audio Platform System.

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
On May 14, 2019, the Internal Office of Department of Culture and Tourism issued a notice that local culture and tourism authority will no longer be in charge of issuing approvals for Internet Culture Operation License to companies with the business scope in online gaming and publication of virtual currency. It is not clear from this notice or other applicable laws and regulations whether a second government office will regulate the online gaming and publication of virtual currency by form of an approval license or other methods. Our Internet Culture Operation Licenses were respectively renewed in July 2019, October 2019, June 2020 and June 2021. We currently plan to apply for permit or approval on virtual currency operation from the applicable authority once the regulatory body is clarified.
Moreover, according to the Measures for Online Publication Service Administration, or Online Publication Measures, which was jointly promulgated by the SAPPRFT and Ministry of Industry and Information Technology of the PRC, or the MIIT, came into effect on March 10, 2016, or Online Publication Measures, an Online Publishing Service License is required for the provision of online publishing services. Currently, we allow hosts to upload their recorded podcasts on our platforms, which may be considered as the “internet publications.” As of the date of this annual report, we have not obtained an Online Publishing Service License. However, we have been accepted to register on National Internet Visual-Audio Platform System and enterprises having obtained such registration in practice have been in the past tolerated by SAPPRFT to operate in online visual-audio business without such Online Publishing Service License. If the relevant PRC government authority decides that we are operating without the proper license, we may be subject to penalties such as shutting down of the website, deletion of all relevant online publications, confiscation of income and major equipment and special tools relating to podcasts operation, fines or other penalties. As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws or regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations.
Considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing online education businesses in China. For example, on April 7, 2021, the State Council published the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (2021 revision), which became effective on September 1, 2021. It remains uncertain whether and how local governments would promulgate rules related to the licensing requirement applicable to online education services. Furthermore, on July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Further Reducing Homework and
Off-Campus
Training Burden for Students in Compulsory Education Stage, or the Opinions. Pursuant to the Opinions, a series of restrictions have been imposed on training institutions providing subject-based after-school tutoring for students during compulsory education stage, or the disciplinary training institutions, including but not limited to (i) the existing disciplinary training institutions shall be registered as non-profit
institutions in a unified manner; (ii) no disciplinary training institution may raise funds by listing on the stock market, and it shall be strictly prohibited from capitalization operation; (iii) a system for record-filing and supervision of training contents is imperative to be established; and
(iv) non-disciplinary
training institutions are strictly prohibited from engaging in disciplinary training or providing overseas education courses. Although we do not expect the audio content provided on our platform, such as certain audioized picture books, to fall under these regulatory requirements, there remains uncertainty as to how the new regulation will be implemented. If we were to be required to effect further operational adjustment by regulatory authorities for compliance reasons, our results of operations could be harmed. We may be found in violation of any future laws and regulations or the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. Failure to comply with these regulatory requirements or promptly complete filings or obtain the regulatory licenses may subject us to fines, regulatory orders to suspend our relevant operations or other regulatory and disciplinary sanctions. Any such penalties or changes in policies, regulations or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

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

We may not effectively achieve our rapid growth in the past or manage the associated expenditures, and our brand, business and results of operations may be materially and adversely affected.
We have experienced a period of significant rapid growth and expansion at the early stage of our development that impose a challenge on our management to maintain such growth in the future. In recent years we continued to actively expand and evolve our business operation in China and globally. However, given our limited operating history and the rapidly evolving market in which we operate, we may encounter difficulties as we establish and expand our operations, research and development, sales and marketing, and general and administrative capabilities. We cannot assure you that level of growth in the past will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to attract and retain users and high quality hosts, develop an infrastructure to service and support an expanding body of users and hosts, explore new monetization avenues, adapt to and comply with evolving regulatory framework, convert non-paying
users to paying users, increase user engagement level and compete effectively in the online audio industry. We cannot assure you that we will be successful with any of the above.
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
The number of our paying users had generally increased since 2017. Our average total monthly paying users increased from approximately 422,400 in the fourth quarter of 2020 to 497,300 in the fourth quarter of 2021, and increased from approximately 446,100 in 2020 to approximately 488,000 in 2021. Whether we can continue this trend of growth depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular host that they used to follow financially, and an overall worsening economic condition can lower disposable income for all existing paying users, causing them to spend less on our platforms. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future. Any decline in the number or quality of our paying user base or our paying ratio may materially and adversely affect our results of operations and financial results. See “—Our existing revenue model may not remain effective and our business may suffer if we fail to successfully implement our monetization strategies.”
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
We do not have full control over how and what the creators of our content will share, display on or link to our platforms. As substantially all of our content is generated by users who can be any person registered on our platforms, we do not have the capacity or resources to verify the originality of each content uploaded to our platforms or distinguish if proper license has been obtained or not with respect to any given content. We have been and may continue to be subject to intellectual property infringement claims by third parties for services we provide or for content displayed on, retrieved from, linked to, recorded, stored or make accessible on our platforms, which may materially and adversely affect our business, financial condition and prospects. Although those allegations arise out of individual behaviors, platforms as service providers are often sued or investigated for any potential liabilities or misbehaviors. Under relevant PRC laws and regulations, internet service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the internet service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the internet service provider failed to take necessary actions to prevent such infringement, such as deletion, blocking or disconnection. Under the Civil Code of the PRC with effect from January 1, 2021 and the Regulation on the Right to Communicate Works to the Public Over Information Networks, if an internet user infringes the civil rights, right to communicate works to the public over information networks or interests of another through using the internet, the person whose rights are infringed has the right to notify and request the internet service provider on which the infringement allegedly takes place to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. In addition, if there is no evidence indicating that an internet service provider clearly knows the facts of infringement, or the internet service provider has taken measures to disconnect or remove relevant content after receiving notification from the owner, the internet service provider shall not be liable for compensation liability. Such defense is also referred to as the “safe harbor exemption.” However, the court practice is currently unclear whether or to what extent a platform would be liable for the unauthorized content performed or presented by hosts.
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
Furthermore, companies in the internet, technology and media industries are frequently involved in litigations based on allegations of infringement of intellectual property, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. Also, in China, as the internet- related industries have a relatively recent history and are constantly changing, the regulatory regimes on protection of intellectual property rights in internet-related industries, especially in our evolving online audio industry, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.

We have adopted systematic methods to reduce our exposure to the risks of intellectual property infringement claims. Under our agreements with hosts, we are the owner of the intellectual property arising out of podcasts generation and live streaming activities on our platforms. When users register on our platforms, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright. We also require users to acknowledge and agree that they will not upload or perform content which may infringe upon others’ copyrights. However, we have historically allowed users to upload content without going through the registration process, and our platforms have, over the years, accumulated user- generated content for which users may not have obtained proper and complete copyright licenses. It is challenging for us to accurately identify such content and verify if proper license is obtained in each case. We also develop
AI-backed
technologies combined with manual supervision to screen for improper or illegal use of our platforms. We implant the “complaint” button on our operation interface which allows users to inform us of any risky or problematic content they are aware of. We also implement policies to take down content that has allegedly infringed a third party’s right in a timely manner to be eligible to invoke the safe harbor exemption for service providers. Our platforms also have procedures in place to block blacklisted users from uploading content for a temporary period of time or permanently. However, we cannot assure you those methods are sufficient to shield us from third party liabilities for intellectual property infringement, or our efforts will be considered favorably by a given court or relevant governmental authority. Liabilities for intellectual property infringement, or allegations of such infringement, may impose a burden on our management, cause penalties, lead to unfavorable media coverage and damage to our reputation, or even cause PRC authorities to impose sanctions on us, including, in serious cases, suspending our operation, which may materially and adversely affect our business, financial condition and prospects.
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
We rely on third-party mobile application distribution channels such as Apple’s App Store, various Android’s App Stores and other channels to distribute our mobile application to users. We expect a substantial number of downloads of our mobile application will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channels interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. We have experienced in the past removal or suspension of our apps by mobile application stores for reasons such as government scrutiny on our business or industry or enhanced compliance requirements by such third-party platforms. Our apps are currently available for download in all major app stores, including Apple’s and Android’s App Stores. Although there is no any suspension events in 2021, we have experienced temporary removal from various applicable stores in the past. Those incidents of download suspension were temporary and did not affect our existing users, and therefore did not have any material adverse impact on our results of operations. We cannot assure you that our apps will not be removed again by a third party mobile application distribution channel in future and our business operation, reputation and financial conditions may be negatively affected. In addition, we may rely on such third party platforms as our payment channels including through in-
app purchases. Any suspension or removal of our apps from these platforms may result in material adverse impact on our results of operations due to the unavailability of such payment channels.
Increases in the costs in relation to content creators, such as higher hosts’ compensation and costs of discovering and cultivating a top host, may have an adverse effect on our business, financial condition and results of operations.
We depend upon content creators, i.e., our podcasts and live streaming hosts, to continuously provide a large variety of high-quality content on our platforms, which is a key factor of engaging and satisfactory user experience that ensures long-term user stickiness. We also rely on our interactive audio products hosts to provide fun and engaging experience to users of our interactive audio products. On one hand, we discover, curate and cultivate top hosts who self-register on our platforms as a host. On the other hand, we compete with other audio platforms for active, popular or celebrity hosts. To attract and retain top hosts and maintain the high level of content quality, we enter into contracts with our hosts under which such hosts are usually paid a certain percentage of the sales of virtual gifts or currency that they receive. The compensation to and the cost to discover, train and develop a top host may increase as the competition intensifies. If our content creators become too costly, we will not be able to produce high quality content at commercially acceptable costs. If our competitors’ platforms offer higher revenue sharing percentage with an intent to attract our popular hosts and content creators, costs to retain such hosts and content creators may increase. In addition, we launched a short-term incentive program in the third quarter of 2019 to provide additional shared revenue to the hosts and gradually scaled down such program since February 2020.
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
On August 17, 2021, the State Council promulgated the Regulations on Key Information Infrastructure Security Protection, which has become effective on September 1, 2021. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection.
Furthermore, certain PRC regulatory authorities recently issued the Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. As of the date of this annual report, no official guidance or related implementation rules have been formally adopted in relation to such opinions and as a result, the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the pre-approval
of the CSRC and potentially other regulatory authorities to pursue an offering of securities overseas or to maintain the listing status of our ADSs on the Nasdaq. See also “–The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”
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
Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. Moreover, the PRC Constitution, the PRC Criminal Law, the General Rules of the PRC Civil Law and the Cybersecurity Law protect individual privacy in general, which require certain authorization or consent from internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations. See also “–Any compromise to the cyber security of our platforms could materially and adversely affect our business, reputation and results of operations.” Furthermore, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile app only collects basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

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
Our future success depends substantially on the continued efforts of our executive officers and key employees. In particular, we rely on the expertise, experience and vision of our founder, chief executive officer and Chairman, Mr. Jinnan (Marco) Lai, as well as other members of our senior management team. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the user-generated audio content industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.
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
In 2019, 2020 and 2021, we generated RMB12.7 million, RMB21.8 million and RMB18.0 million (US$2.8 million) of net revenues from podcast, advertising and others, representing 1.1%, 1.4% and 0.9% of our total net revenues for the same periods. While our revenue generated from podcast, advertising and others represents a small portion of our revenue, our financial results could be adversely affected if we fail to maintain or grow it in the future. In addition, one or a few of our advertising business customers may account for a large portion of the total accounts receivable. If we fail to collect our receivable balance from our key customers in our advertising business, our financial results may be adversely affected.

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
Furthermore, On November 26, 2021, the SAMR has publicly solicited opinions on the Measures for the Administration of Online Advertising (Draft for Comments), or the Draft Internet Advertising Measures, which states that all internet advertising activities will be regulated and clearly states that livestreaming room operators and livestreaming marketers must abide by the responsibilities and obligations of internet advertising operators. The Draft Internet Advertising Measures also provides that internet advertisement publishers should not publish advertisements on vehicles or intelligence household electronic appliances without the users’ permission or request. The Draft Internet Advertising Measures further strengthens the one-click-to-close
requirement and prohibits advertisements for certain items on Internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors. The SAMR solicited comments on this Draft Internet Advertising Measures, but it has not been formally adopted. As such measures have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us.
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
We may enter into business partnerships, including joint ventures, minority equity investments or business collaboration agreement, with third parties from time to time in connection with our business. These partnerships could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance
by third parties and increased expenses in establishing new business partnerships, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.
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
We have conducted several rounds of financing since our inception. We also issued convertible loans in the past which have been fully converted to our preferred shares. In January 2020, we completed our initial public offering. In April 2021, we completed our follow-on
public offering. As we continue to expand our operations, we may need to raise additional capital to meet our financing demand. If we are unable to obtain such capital in a timely manner or on acceptable terms, or if we enter into financing agreements imposing restrictions on our operations, such as our ability to incur additional indebtedness or distribute dividends, our business, operation and financial conditions may be negatively affected.
COVID-19,
a novel strain of coronavirus, has spread worldwide. The
COVID-19
outbreak has brought uncertainties and interruptions to global economy and caused significant volatility across the financial markets. We believe that our current cash and cash equivalents, together with our cash generated from operating activities, financing activities, our initial public offering and follow-on
offering, will be sufficient to meet our present anticipated working capital requirements and capital expenditures. However, if the impact of the
COVID-19
and volatility in the financial markets continue, our financing activities in future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity. For other risks related to the
COVID-19,
see “— We face risks related to the outbreak of
COVID-19.”
We have significant working capital requirements and had working capital deficits in the past. If we experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.
As a result of the efforts in expanding our business, we had a working capital deficit in 2019. Although we have received net proceeds from our follow-on
public offering completed in April 2021 to meet our ongoing working capital needs and fund our continuous growth and achieved a positive working capital of RMB211.0 million (US$33.1 million) as of December 31, 2021, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control. There can be no assurance that we will be able to continue to successfully taking measures such as prudently managing our working capital or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.
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
In the course of preparing our consolidated financial statements in the prior years, we identified one material weakness which has not been remedied in our internal control over financial reporting as of December 31, 2021. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting. While we are in the process of implementing plans to remediate this material weakness, there is no assurance that we will not have material weaknesses or significant deficiencies in the future.
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
We, through a wholly owned subsidiary, adopted a share incentive plan on September 30, 2018, which has been terminated and replaced in its entirety by a new share incentive plan adopted directly by us on May 31, 2019, or the 2019 Share Incentive Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2019 Share Incentive Plan is 40,000,000 Class A ordinary shares. In March 2020, we amended the 2019 Share Incentive Plan (the “Amended and Restated 2019 Share Incentive Plan”) to increase the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Amended and Restated 2019 Share Incentive Plan to 100,000,000 Class A ordinary shares. In September 2021, we adopted the Second Amended and Restated 2019 Share Incentive Plan to replace the Amended and Restated 2019 Share Incentive Plan in its entirety, increasing the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Second Amended and Restated 2019 Share Incentive Plan to 170,000,000 Class A ordinary shares. We may adopt share incentive plans in the future that permits granting of share-based compensation awards to employees and directors, which will result in significant share-based compensation expenses to us.
As of February 28, 2022, awards to purchase 65,533,900 Class A ordinary shares under the Second Amended and Restated 2019 Share Incentive Plan have been granted and outstanding. A number of awards become vested upon the completion of our initial public offering in January 2020 and we recognized a significant amount of share-based compensation expenses upon then. As of December 31, 2021, our total unrecognized share-based compensation related to the Second Amended and Restated 2019 Share Incentive Plan amounted to RMB75.3 million (US$11.9 million). We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
We face risks and uncertainties to comply with the laws, regulations and rules in various aspects in overseas jurisdictions. Failure to comply with such applicable laws, regulations and rules may subject our overseas operation to strict scrutiny by local authorities, which in turn may materially and adversely affect our globalized operations
.
As we expand our operations overseas, we may have to adapt our business models or operations to the local markets due to various legal requirements and market conditions. Our international operations and expansion efforts may result in increased costs and are subject to various of risks, including content control from local authorities, uncertain enforcement of intellectual property rights and infringements, the complexity of compliance with foreign laws and regulations and cultural differences. Compliance with applicable foreign laws and regulations related to matters that are central to our business, including those related to content restrictions, data privacy, virtual gift sales, anti-corruption laws, anti-money laundry and minors protection, increases the costs and risk exposure of doing business in foreign jurisdictions. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. As our globalized operations evolves, we cannot assure you that we are able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our overseas business expansion, we cannot assure you that we are in compliance with all local laws or regulations, including license requirements, or that our existing licenses will be successfully renewed or expanded to cover all of our areas of operations.
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

Risks Related to Our Corporate Structure
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Lizhi. If the PRC government finds such agreements non-compliant
with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership is prohibited in industries of online audio program services and internet cultural business (excluding music), foreign ownership of an internet content provider in managing value-added telecommunications business may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience. We are a company registered in the Cayman Islands and Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”) and Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”) (our wholly-owned subsidiaries in China) are considered foreign-invested enterprises, or WFOEs. To comply with PRC laws and regulations, our WFOEs conduct our business in China mainly through Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”) and Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”), the VIEs, and their respective subsidiaries, based on a series of contractual arrangements by and among our WFOEs, the VIEs and the respective shareholders of the VIEs. As a result of these contractual arrangements, we exert control over the VIEs and their subsidiaries, and consolidate their financial results in our financial statements under U.S. GAAP. The VIEs hold the licenses, approvals and key assets that are essential for our operations. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”
In the opinion of our PRC counsel, Fangda Partners, based on its understanding of the relevant PRC laws and regulations, each of the contractual arrangements among each of Guangzhou Lizhi and Guangzhou Huanliao, the VIEs, and their respective shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. In addition, PRC government authorities may deem that foreign ownership is directly or indirectly involved in each of the VIE’s shareholding structure. If we are found in violation of any PRC laws or regulations, or if the contractual arrangements among any of our WFOEs, the VIEs and/or their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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
The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, we would no longer be able to consolidate their financial results and/or claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders to operate our business in China.
However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIEs and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business financial condition and results of operations.
Most of the nominee shareholders of the VIEs are also beneficial owners of the Company. Particularly, nominee shareholders of Guangzhou Lizhi are: (i) Mr. Jinnan (Marco) Lai (84.81%), our founder, Chief Executive Officer and director, and the beneficial owner of the shares held by Voice Future Ltd, one of our shareholders; (ii) Mr. Ning Ding (7.50%), our co-founder,
Chief Technology Officer and director, and the beneficial owner of the shares held by Voice Intelligence Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市大音若希企业管理中心(有限合伙)) (7.69%), 99.17% of whose interest is owned by Mr. Jinnan (Marco) Lai. Guangzhou Lizhi operates our LIZHI App. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.
As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. In addition, new rules or regulations promulgated in the future could impose additional requirements on us.
For example, on December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Overseas Listing Filing Measures for public comments, which require, among others, that PRC domestic enterprises that seek to direct and indirect list in overseas markets to file the required documents with the CSRC. However, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures have been released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.
Furthermore, on December 28, 2021, the CAC together with other regulatory authorities officially announced the Cybersecurity Review Measures. In accordance with the Cybersecurity Review Measures, network platform operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when listing abroad. On November 14, 2021, the CAC published the Draft Measures for Internet Data Security, which provides that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security and listing abroad of data processors processing over one million users’ personal information.
If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.
We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.
Due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through the VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their shareholders, including the powers of attorney, to control and operate business of the VIEs. These contractual arrangements are intended to provide us with effective control over the VIEs and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for more details about these contractual arrangements. In particular, our ability to control the VIEs depends on the powers of attorney, pursuant to which Hongyi Technology and Guangzhou Tiya (our WFOEs) can exercise all shareholders rights in the VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.
Although we have been advised by our PRC counsel, Fangda Partners, that each of the contractual arrangements among each of our WFOEs, the VIEs, and shareholders of the VIEs is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIEs and their subsidiaries as direct ownership. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. Although Hongyi Technology or Guangzhou Tiya has an option, subject to the registration process with PRC governmental authorities, to purchase the equity of the VIEs, if the shareholders of VIEs do not cooperate or there are any disputes relating to these contractual arrangements, we will have to enforce our rights under these contracts under PRC laws through arbitration, litigation and other legal proceedings, the outcome of which is uncertain. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our business, financial condition and results of operations.

We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.
The VIEs and their subsidiaries hold certain assets that are important to our operations, including the ICP License, the Internet Culture Operation License and Radio and Television Program Production and Operating Permit. Under our contractual arrangements, the shareholders of the VIEs may not voluntarily liquidate the VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among each of our WFOEs, the VIEs, and shareholders of the VIEs are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that the VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase our WFOEs tax expenses, subject our WFOEs to late payment fees and other penalties for underpayment of taxes. As a result, our consolidated results of operations may be adversely affected.
If the chops of our PRC subsidiaries, the VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, the VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any of our authorized personnel obtains, misuses or misappropriates our chops for whatever reason, we could experience disruptions in our operations. We may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from our operations. Any of the foregoing could adversely affect our business and results of operations.
Our shareholders or the shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.
The shareholders of the VIEs include persons who are also our shareholders or affiliates of our shareholders, and, in some cases, our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of the VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint Hongyi Technology or Guangzhou Tiya (our WFOEs) to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Additionally, we rely on our shareholders and the shareholders of the VIEs to secure, both at the internal and external level, all the necessary approvals, permits, filings or other formalities and proceedings in relation to their respective investment in us and/or the VIEs. We cannot assure you that our shareholders and shareholders of the VIEs have obtained all of such necessary approvals, permits, filings or other formalities and proceedings. The failure to obtain such approvals, permits, filings or other formalities and proceedings may adversely affect our business and results of operation.
Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
As of February 28, 2022, our founder, Chief Executive Officer and Chairman, Mr. Jinnan (Marco) Lai, through entities controlled by him, holds 20.4% of our total outstanding ordinary shares, representing 62.6% of our total voting power, excluding 9,020,630 Class A ordinary shares held by Kastle Limited which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors. As a result, Mr. Lai is expected to have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of substantially all of our assets, election of directors and related party transactions.
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
Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as Hongyi Technology or Guangzhou Tiya, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund the statutory surplus fund or general reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax
profits based on PRC accounting standards to discretionary surplus fund or enterprise expansion fund and staff bonus and welfare fund. These funds are not distributable as cash dividends. For more detail on those limits, see “—Risks Related to Doing Business in China—Our PRC subsidiaries and PRC VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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
non-compliance
and impose other penalties.
The internet content service, internet audio-visual program services and online culture activities that we conduct through the VIEs are subject to foreign investment restrictions/ prohibitions set forth in the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) and the Catalog of Industries for Encouraging Foreign Investment (2020 Version) issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new “negative list” to be issued under the PRC Foreign Investment Law will be different from the foregoing lists that already exist.
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
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC
residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the SAFE Circular 7, promulgated by the SAFE in 2012. Pursuant to the SAFE Circular 7, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a qualified PRC agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. The PRC agent shall amend the SAFE registration within three months in the event that there is any material changes to the share incentive plan, the PRC agent or the overseas entrusted institution or other material changes. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. However, we cannot assure you that the SAFE registrations for the participants of our share incentive plan could be completed and updated in a timely manner. Failure to complete the SAFE registrations or to amend such registrations in time may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview— Regulation—Regulations Related to Employee Stock Incentive Plan.”

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
As of December 31, 2021, we lease 15 premises in China and overseas, including our headquarters in Guangzhou. As to some of our leased properties, our landlords did not provide us with sufficient property title certificates or other supporting documents to prove ownership of the leased properties. We also lease some properties constructed on lands allocated by government on certain conditions. The lease of structures on allocated lands shall meet relevant requirements and be approved by the competent authorities. If our landlords’ ownership of the leased properties is successfully challenged by a third party or our landlords lease the relevant properties on allocated lands without approval, our lease agreements may not be enforceable and we may be forced to vacate the premise and relocate to a different premise. We cannot assure you that we will cause all of our landlords to provide sufficient property title certificates and obtain approvals in time, or at all, and if we have to relocate, our business may be disrupted and we may incur additional expenses. Some of such landlords have not registered the lease agreements with the government authorities or have not completed the registration process with respect to their ownership rights to the leased premises. We may be subject to monetary fines due to failure by the landlords to complete the registration process as required by applicable laws.
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
Risks Related to our American Depositary Shares
Our ADSs have experienced and may continue to experience price and volume fluctuations regardless of our operating performance, which could lead to costly litigation for us and make an investment in us less appealing.
Stock markets are subject to significant price and volume fluctuations that may be unrelated to the operating performance of particular companies and the market price of our ADSs may therefore frequently change as a result. For example, during the year ended December 31, 2021, the high and low closing prices of our ADSs were US$15.8 and US$1.6 per ADS, respectively, and the closing price of our ADSs on February 28, 2022 was US$1.41 per ADS. Meanwhile, our net revenues during the fiscal year 2021 increased by 41.0% from the prior year and our net loss increased from RMB82.2 million in 2020 to RMB127.3 million in 2021. The market price of our ADSs have fluctuated and may continue to fluctuate substantially due to a variety of factors, including our financial condition, operating performance, quarterly fluctuations in our results of operations, our ability to execute on our current growth strategy in a timely fashion, announcements about technological innovations or new products or services by us or our competitors, market acceptance of new products and services offered by us, changes in our relationships with our suppliers or customers, our ability to meet analysts’ expectations, changes in the information technology environment, changes in earnings estimates by analysts, sales of our ADSs by existing holders, and the loss of key personnel. Possible exogenous incidents and trends may also impact capital markets and our own ADS prices, including but not limited to foreign and cross border altercations, political unrest, geopolitical conflict, pandemic and cyberterrorism on a global scale.
The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control or regardless of our operating performance. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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
We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of February 28, 2022, two of our directors, Mr. Jinnan (Marco) Lai and Mr. Ning Ding, beneficially own all of our issued Class B ordinary shares. They in the aggregate hold approximately 24.2% of our total issued and outstanding share capital and 75.2% of the aggregate voting power of our total issued and outstanding share capital, excluding 9,020,630 Class A ordinary shares held by Kastle Limited, which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors as of February 28, 2022. As a result of this dual-class share structure, the holders of our Class B ordinary shares have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds
of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit the ability of the holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our Second Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our Second Amended and Restated Memorandum and Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China and are nationals of countries other than the United States, all of our directors and officers are located outside of the Cayman Islands, and most of the assets of these persons are located within China. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where the directors and officers are located.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by the Second Amended and Restated Memorandum and Articles of Association, the Companies Act (as amended) and common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of the English courts are of highly persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholder derivative action in a federal court of the United States.
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
As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our Memorandum and Articles requires a majority of our directors to be independent and we could include non-independent
directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual general meetings and do not hold an annual general meeting of shareholders every year. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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
As an exempted company incorporated in the Cayman Islands company with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we do not plan to have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Board of Directors” and “Item 16.G—Corporate Governance.” As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
Although we believe we were not a passive foreign investment company, or PFIC, for 2021, there is a significant risk that we will be a PFIC for 2022 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.
In general, a
non-U.S.
corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as a non-passive
or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.
Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the average price of the ADSs during 2021, we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. We hold a substantial amount of cash and while that continues to be the case our PFIC status for any taxable year will depend primarily on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. Because our market capitalization has generally declined since our initial public offering (including in 2021 and recent months), if the value of our goodwill is determined by reference to our market capitalization, there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. For these reasons, there is a risk (which depending on market conditions may be substantial) that we will be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This would continue to be the case even if we ceased to be a PFIC for a subsequent taxable year, unless a U.S. investor made certain elections. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
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
In March 2011, Beijing Hongyiyichuang Information Technology Co., Ltd., or Hongyi Technology, our wholly owned subsidiary, was established in the PRC. In March 2011, due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Hongyi Technology entered into a series of contractual arrangements, as supplemented and amended, with Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, by which Hongyi Technology may exert control over Guangzhou Lizhi and consolidate Guangzhou Lizhi’s financial statements under U.S. GAAP. For details, please refer to “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”
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
In July 2016, Guangzhou Huanliao Network Technology Co., Ltd., was established in the PRC by Guangzhou Lizhi. In March 2019, Guangzhou Tiya, our wholly owned subsidiary, was established in the PRC. In May 2019, Guangzhou Tiya entered into a series of contractual arrangements with Guangzhou Huanliao and then shareholder of Guangzhou Huanliao, by which Guangzhou Tiya may exert control over Guangzhou Huanliao and consolidate Guangzhou Huanliao’s financial statements under U.S. GAAP. For details, please refer to “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”
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
We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through the VIEs, Guangzhou Lizhi and Guangzhou Huanliao. See “Item 3. Key Information—3.D. Risk Factors —Risks Related to Our Corporate Structure.” Guangzhou Lizhi and Guangzhou Huanliao and their respective subsidiaries hold our ICP License, Internet Culture Operation License, Radio and Television Program Production and Operating Permit, and other licenses or permits that are necessary for our business operations in the PRC.
In January 2020, we completed an initial public offering in which we offered and sold an aggregate of 82,000,000 Class A ordinary shares in the form of ADSs. On January 17, 2020, the ADSs have been listed on the Nasdaq Global Market under the symbol “LIZI.”
In October 2020, we launched TIYA App operated by TIYA PTE. LTD. In January 2021, we launched LIZHI Podcast operated by Guangzhou Lizhi.
We raised approximately US$30,000,002 of gross proceeds before deducting placement agent fees and other offering expenses through a follow-on
offering in April 2021.
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
Recent Regulatory Development Regarding Cybersecurity
On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021.The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. The Data Security Law also requires data processing operators to establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security.
On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to Cybersecurity Review Measures, in addition to “critical information infrastructure operators”, network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review.
On October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments), which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment.
On November 14, 2021, the CAC published the Draft Measures for Internet Data Security, which provides that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security and listing abroad of data processors processing over one million users’ personal information. The Draft Measures for Internet Data Security also requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Measures for Internet Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. As advised by our PRC legal counsel, the Draft Measures for Internet Data Security have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If a final version of the Draft Measures for Internet Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Measures for Internet Data Security mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchange, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.
Potential CSRC Approval Required for the Listing of our ADSs
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 24, 2021, the CSRC published the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Draft Measures also provide that a PRC domestic company must file with the CSRC within three business days for its follow on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. However, there is no timetable as to when these drafts will be enacted.
As of the date of this annual report, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures have not been formally adopted, and no other official guidance and related implementation rules have been issued in relation to the aforesaid recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.
Contractual Arrangements and Corporate Structure
We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through the VIEs, Guangzhou Lizhi and Guangzhou Huanliao, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business. We control Guangzhou Lizhi and Guangzhou Huanliao, the VIEs, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Guangzhou Lizhi and Guangzhou Huanliao. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. These contractual arrangements entered into with the VIEs allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operation agreement, equity pledge agreement, exclusive equity transfer option agreement, exclusive technical consulting and service agreement, etc., as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the ultimate primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.
We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Material Licenses and Permits
Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China, excepts as disclosed in “Item 3. Key Information—3.D. Risk Factors- Risks Related to Our Business and Industry—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.” If our PRC subsidiaries and the VIEs fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors
In the future, if and when we become profitable, LIZHI Inc’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to LIZHI Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to certain surplus or reserve funds required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund the statutory surplus fund or general reserve fund, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to LIZHI Inc. In addition, our PRC subsidiaries are required to make appropriations to the statutory surplus fund or general reserve fund, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”
Implication of the Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Our ADSs will be delisted and prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, if the PCAOB continues to be is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. will take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

4.B. Business Overview
We have created a comprehensive audio-based social ecosystem with a global presence. Through our product portfolio and with the support of our in-house
technology, we aim to cater to users’ interests in audio entertainment and social networking.
We have built a highly-engaged user base with our product portfolio. The average total mobile monthly active users increased to 58.4 million in 2021 from 56.2 million in 2020 and 45.7 million in 2019. The average total monthly paying users increased to 488.0 thousand in 2021 from 446.1 thousand in 2020 and 351.7 thousand in 2019. We generate net revenues through virtual gift sales in relation to audio entertainment, as well as podcast, advertising and others. Our total net revenues increased to RMB2,119.5 million in 2021 from RMB1,502.9 million in 2020 and RMB1,180.6 million in 2019. Audio entertainment services currently contributes the largest share of our revenues.
Audio Entertainment
Our audio entertainment service includes a variety of audio-centric, interactive products and features that are intended to drive user engagement and create attractive monetization opportunities. The average mobile monthly active users for audio entertainment increased to 8.99 million in 2021 from 7.81 million in 2020 and 5.73 million in 2019.
Within our product portfolio, our flagship app LIZHI App has become a leading audio entertainment platform in China. We launched audio live streaming as our first audio entertainment product feature on LIZHI App in 2016, making it possible for our users to enjoy a multi-dimensional, interactive audio experience. We offer a number of categories of audio entertainment content, such as social, talk shows, music, ACG and audio book. Our content creators or hosts can easily start an audio live streaming on our platforms, personalize and manage their channels and analyze user data with the help of our technology and data analytics. Our users are encouraged to interact with voices via our interactive audio products with hosts and with each other.
With user interactions built into every audio content, live streaming and interactive audio entertainment features and products, our users not only listen to audio contents on our platforms, but also create, store, discover, and share audio contents and interact with each other through different audio entertainment channels. Through our audio entertainment services, such as audio livestreaming and multi-user on air dialogue, users can follow their favorite content creators and channels and interact with others through various interactive features, and even become a content creator or a host themselves and create their own audio content and perform in audio live streaming programs. We believe this audio-centric interaction is a natural extension of the power of voices that connects and inspires.
Social Networking
In October 2020, we launched TIYA App, a real-time social networking product, in the United States, aiming to expand our overseas presence. TIYA App provides dynamic and interactive experience to connect friends and users with similar interests globally. Featuring a live social networking experience, TIYA App encourages real-time conversations in a relaxing atmosphere inspired by the emotion delivered by human voices. As of the date of this annual report, we have not launched TIYA App in China mainland.
We have introduced various innovative functions and features on TIYA App since its launch, such as mini games, screen sharing and interest groups. These features are designed to enable users to participate in various online social activities, including teaming up to play mobile games, sharing screens as they watch a movie or video, discussing a topic, learning a subject together or chatting online. These features are intended to reinforce users’ friendship in a virtual community and enhance the online social experience.

Podcast and
in-car
Audio
Currently, we provide podcast services mainly via two of our platforms, LIZHI App and LIZHI Podcast. Users can access our LIZHI App and LIZHI Podcast on their mobile devices and our in-car
audio products to listen to an abundance of audio content.
Since its launch in 2013, LIZHI App is dedicated to building an audio community that allows users to create, share, discover, and listen to audio content, and enjoy an immersive and interactive audio entertainment experience. LIZHI App is a one-stop
mobile platform for users to discover and enjoy a wide range of content. While most of our podcasts are free, a very small portion of our content is available upon purchase. We share a portion of such revenue with content creators.
We launched the LIZHI Podcast in January 2021. LIZHI Podcast features curated content drawn from our extensive library built over the years as well as new podcasts from selected content creators. Moreover, in April 2021, we launched the Livestream Podcast feature on the LIZHI Podcast, an innovative feature that combines the podcasts with interactions and allows the content creators and audience to have organic conversations and interactions.
Apart from the mobile apps, we are also exploring the
in-car
audios as another use scenario to leverage our large content library. Since December 2020, we have entered into collaboration relationship with a number of leading automobile companies in China and provided access to an in-car
version of LIZHI Podcast on certain of the automobiles that such companies manufacture. We also worked with the operator of various Internet of Vehicles platforms to provide access to our audio products on such platforms. Our in-car
audio partners consist of a number of major automobile manufacturers in China, including XPeng Motors, Li Auto, and WM Motor, as well as Internet of Vehicles platforms, including BYD DiLink, Tencent WeScenario, Huawei Mobile Services for Car and Huawei HarmonyOS.
Content Creation
We strive to provide a diverse range of
pre-recorded
audio content and real-time audio content on our platforms. Our content offerings cover a wide array of categories. A significant portion of our audio content is generated by our users. By providing innovative audio technologies and enriching audio entertainment features on our platforms, we encourage users to make audio content and engage in audio entertainment activities, such as audio live streaming and interactive audio features, to connect with each other. We hope to inspire everyone to be a content creator, and promote the popularity of our content creators through online and offline activities.
In-house
Technology
DOREME, our
in-house
real-time streaming technology solution, provides real-time communication (RTC) technology support for our various products, aiming to ensure a stable and smooth audio experience. Such technology is designed to reduce voice delay, enhance the audio quality, and accordingly make real-time multi-user on-air
interaction a smoother audio listening experience. In addition, DOREME supports the audio live streaming feature across different usage scenarios and improves compatibility of our podcast products with external in-car
operating systems and Internet of Vehicles platforms. We have also created proprietary voice engineering features such as 3D recording, noise reduction, as well as voice beautification and synthesis.
We have also introduced VoderX in early 2022, our
in-house
instant messaging (IM) technology, to provide the technology infrastructure framework that allows tailored technology support to a growing number of interactive and social networking products.

Monetization
We generate net revenues through virtual gift sales in relation to audio entertainment, as well as podcast, advertising and others.
Virtual gift sales
At current stage, we strategically offer most of our podcast contents for free to create a loyal and engaged audio ecosystem, which we believe is essential in expanding our user base and may provide monetization potential through audio entertainment, as well as podcast, advertising and others. We derive most of our net revenues from virtual gift sales in relation to our audio entertainment, which can be purchased by users using our virtual currency,
Golden Coins
. In 2019, 2020 and 2021, we generated RMB1,167.9 million, RMB1,481.1 million, and RMB2,101.5 million (US$329.8 million) from virtual gift sales to users of our audio entertainment products, representing 98.9%, 98.6% and 99.1% of our total net revenues for the same periods. In 2021, we had approximately 486.9 thousand average audio entertainment paying users on our apps.
Users can purchase virtual gifts on our platforms using our virtual currency and send them to content creators as a gesture of appreciation or support. Users can purchase the virtual currency on our site via various online third-party payment platforms. However, virtual currency is non-refundable
and may not be converted back to cash.
Podcast, advertising and others
We generate a small portion of our net revenues from offering paid audio content to our users and advertising and marketing solutions to our business customers. In 2019, 2020 and 2021, we generated RMB12.7 million, RMB21.8 million and RMB18.0 million (US$2.8 million) from podcast, advertising and others, representing 1.1%, 1.4% and 0.9% of our total net revenues for the same periods.
Content Monitoring System
We have developed the following mechanisms to ensure that the content on our platforms comply with the relevant laws and regulations and promotes our core value propositions. However, the mechanisms we implement specifically will depend on the local laws and regulations in the markets we operate:

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

•
Real-name registration and user undertakings
. We apply a real-name registration system to verify the identities of hosts primarily based on their mobile phone numbers for our apps in China. In addition, we have upgraded some of our platforms to require users to acknowledge and agree to the terms and conditions of our platforms before each upload. Pursuant to such user agreement, each user will undertake not to upload or distribute any content that violates any local laws or regulations or infringes any third-party intellectual property rights, and agree to indemnify losses claimed by any third party caused by any content uploaded or live-streamed by such user.

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

•
Regular review of content
. Apart from monitoring the
day-to-day
activities on our platforms, we also deploy third-party software and technology to screen and eliminate inappropriate or illegal content on our platforms. Our AI technology is also strengthened to detect inappropriate or illegal content stored on our servers. If any improper or illegal content is detected, we will permanently delete such content from our platforms.

If we detect minor violations, we will intervene and rectify by deleting relevant content and images, post warning, close or suspend user accounts, and conduct follow-up
reviews. For severe violations, we will temporarily or permanently close down relevant user or host accounts.
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
Sales, Branding and Marketing
We rely on organic user growth through leveraging our well-established brand and word-of-mouth
referrals. Through our superior user experience and high-quality service offerings, we have built a strong brand awareness among users. Our sales, branding and marketing activities also comprise user acquisition activities through online marketing channels including mobile advertising platforms and other online advertising networks. We also conduct branding and promotional activities through various online and offline events.
Competition
Online audio is an emerging industry in China. As one of the leading players in this market, we face competition from providers of similar services. Other online audio platforms in the online audio market and the interactive audio entertainment market, compete directly with us for content and users. The interactive audio entertainment market is a subset of the online audio market which has interactive features. We are also facing the competition from other audio-based social networking service providers in the international markets where we operate.
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
Intellectual Property
We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2021, we had registered:

•	430 trademarks in China;

•	396 trademarks in Hong Kong and other jurisdictions;

•	80 domain names, including lizhi.fm;

•	49 patents in China; and

•	99 software copyrights in China, relating to all of our online communities and other products.
As of December 31, 2021, we had 117 pending trademark applications in China and overseas. In addition, we are in the process of applying for registration of another 57 patents in China. Most of our intellectual property is owned by Guangzhou Lizhi, and certain trademarks, copyrights and domain names are owned by the subsidiaries of the VIEs, Wuhan Lizhi and Changsha Limang, for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. We currently have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration of the same. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.”
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
Health, Safety, Social, and Environmental Matters
We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. For the year ended December 31, 2021, we had not been subject to any fines or other penalties due to non-compliance
with health, work safety, social, or environmental regulations. In response to the
COVID-19
pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, including having all of our employees work from home in 2020 and early 2021 and providing flexible working schedule to support the employees through the work-from-home period.
See “Item 6.D. Employees” for more information about our employees.
Licenses and Approvals
The following table sets forth a list of material licenses and approvals, subject to further renewal, that the VIEs and subsidiaries of VIEs are required to obtain to carry out our operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
ICP License	Guangzhou Lizhi	VIE	Guangdong branch of the MIIT
Internet Culture	Guangzhou Lizhi	VIE	The Ministry of Culture
Operating License			and Tourism of the Guangdong Province
ICP License	Guangzhou Huanliao	VIE	Guangdong branch of the
MIIT
Internet Culture	Guangzhou Huanliao	VIE	The Ministry of Culture
Operating License			and Tourism of the Guangdong Province
ICP License	Wuhan Lizhi	VIE’s Subsidiary	Hubei branch of the MIIT
Internet Culture	Wuhan Lizhi	VIE’s Subsidiary	Wuhan Branch of the
Operating License			Ministry of Culture and Tourism of PRC
ICP License	Changsha Limang	VIE’s Subsidiary	Hunan branch of the MIIT
Internet Culture	Changsha Limang	VIE’s Subsidiary	Changsha Branch of the
Operating License			Ministry of Culture and Tourism of PRC
ICP License	Huaian Lizhi	VIE’s Subsidiary	Jiangsu branch of the
MIIT
Internet Culture	Huaian Lizhi	VIE’s Subsidiary	The Ministry of Culture
Operating License			and Tourism of the Jiangsu Province
ICP License	Chongqing Piwan	VIE’s Subsidiary	Chongqing branch of the
MIIT
Internet Culture	Chongqing Piwan	VIE’s Subsidiary	The Ministry of Culture
Operating License			and Tourism of the Chongqing
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

On December 27, 2021, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective on January 1, 2022. On December 27, 2020, the MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version), or the Encouraging Catalogue, which became effective on January 27, 2021. Pursuant to the Encouraging Catalogue and the Negative List, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign- invested projects.
Foreign Investment in Value-Added Telecommunication Business
According to the Negative List, foreign investors are prohibited from holding more than 50% of equity interests in an enterprise which provides value-added telecommunications services (except for
e-commerce
business, domestic multi-party communications services, store and forward services and call center services).
According to the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or FITE Regulations, promulgated by the State Council on December 11, 2001 and last amended on February 6, 2016, and became effective on February 6, 2016, which set forth detailed requirements including capitalization, investor qualifications and application procedures concerning the establishment of a foreign-invested telecommunications enterprise. Pursuant to the FITE Regulations, foreign investors are prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Besides, such foreign investors of a foreign-invested telecom enterprise are required to have good performances and operation experiences in operating the value-added telecommunication businesses. On March 29, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which provides to make amendments to the FITE Regulations. The amendments include, among others, removing requirements of having good performances and operation experiences in operating the value-added telecommunication businesses for foreign investors of a foreign-invested telecom enterprise. The amended FITE Regulations will take effect on May 1, 2022. There are substantial uncertainties regarding the interpretation and implementation of the newly amended regulations.
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
Guangzhou Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on August 2, 2019. Guangzhou Huanliao currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on November 21, 2019.Wuhan Lizhi currently holds the Internet Culture Operating License issued by the Wuhan Branch of the Ministry of Culture and Tourism of PRC on April 13, 2021. Changsha Limang currently holds the Internet Culture Operating License issued by the Changsha Branch of the Ministry of Culture and Tourism of PRC on August 18, 2021. Huaian Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Jiangsu Province on March 20, 2019. Chongqing Piwan currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Chongqing on July 23, 2019.
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
re-dub,
re-caption
or otherwise ridicule classic works, radio and television programs, or original internet audio-visual programs without authorization, not transmit re-edited
programs which unfairly distort the original content, (d) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (e) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (f) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (g) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of SAPPRFT shall have the authority to supervise radio stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.
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
According to the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting issued by CAC, Office of the National “Anti-pornography and Anti-illegal” Working Group, MIIT, the Ministry of Public Security, MCT, SAMR and NRTA on February 9, 2021, live streaming platforms that carry out business-oriented network performance activities must hold the internet cultural business license and carry out ICP filing; live streaming platforms that carry out network audio-visual program services must hold the Audio-Visual License (or complete the registration in the national network audio-visual platform information registration management system) and carry out ICP filing; live streaming platforms that carry internet news information service must hold internet news information service license. Live streaming platforms shall file with local cyberspace administration office in a timely manner, and shall cancel its filing immediately after it ceases to provide live streaming services.
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
On October 23, 2015, the MOC promulgated the Notice on Further Strengthening and Improving the Management of Online Music Content. According to this notice, which stipulates that the entities shall examine and verify the content of online music by themselves, while the culture management administration shall supervise in process and afterwards. Guangzhou Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on August 2, 2019. Guangzhou Huanliao currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on November 21, 2019.Wuhan Lizhi currently holds the Internet Culture Operating License issued by the Wuhan Branch of the Ministry of Culture and Tourism of PRC on April 13, 2021. Changsha Limang currently holds the Internet Culture Operating License issued by the Changsha Branch of the Ministry of Culture and Tourism of PRC on August 18, 2021. Huaian Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Jiangsu Province on March 20, 2019. Chongqing Piwan currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Chongqing on July 23, 2019.
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

Regulations Related to Production and Operation of Radio and Television Programs
On July 19, 2004, the SARFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, as partly amended on December 1, 2020 and became effective on the same date. Pursuant to the Radio and TV Programs Regulations, entities engaged in the production of radio and television programs shall apply for the Radio and Television Program Production and Operating Permit from the SARFT or its provincial level counterparts and shall conduct their operations strictly in compliance with the approved scope of production and operation. Guangzhou Lizhi has obtained the License for Production and Operation of Radio and TV Programs for its business.
Regulations Relating to Advertising Business
The State Administration for Market Regulation (formerly known as State Administration of Industry and Commerce, “SAMR”) is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include: (i) the PRC Advertisement Law, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and most recently amended on April 29, 2021 and became effective on the same date; and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.
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
On November 26, 2021, the SAMR has publicly solicited opinions on the Measures for the Administration of Online Advertising (Draft for Comments), or the Draft Internet Advertising Measures, which states that all Internet Advertising activities will be regulated and clearly states that livestreaming room operators and livestreaming marketers must abide by the responsibilities and obligations of Internet Advertising operators. The Draft Internet Advertising Measures also provides that Internet advertisement publishers should not publish advertisements on vehicles or intelligence household electronic appliances without the users’ permission or request. The Draft Internet Advertising Measures further strengthens the one-click-to-close
requirement and prohibits advertisements for certain items on Internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors. The AMR solicited comments on this Draft Internet Advertising Measures, but it has not been formally adopted.
Regulations Related to Anti-fatigue System, Real-name Registration System
On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring protection of minors’ physical and mental health and the implementation of an anti-fatigue system and a real- name registration system by all PRC online game operators. Under the anti-fatigue system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game
benefits to a minor player by half if the minor has reached the “fatiguing” level, and to zero once reaching the “unhealthy” level. To identify whether a game player is a minor and thus subject to the anti-fatigue system, a real-name registration system must be adopted to require online game players to register their real identity information before playing online games.
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
On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications (the “Necessary Personal Information Rules”), which came into effect on May 1, 2021. According to the Necessary Personal Information Rules, mobile app operators shall not deny users’ access to its basic functions and services on the basis that such user disagrees with the provision of their personal information that is not necessary. The Necessary Personal Information Rules further provides relevant scopes of necessary personal information for different types of mobile apps.

On June 1, 2021, the Law of the People’s Republic of China on the Protection of Minors (Revised in 2020) or the Minor Protection Law, promulgated by the SCNPC, has come into effect, which specifies stringent requirements for the protection of minors’ information.
On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. In addition, it clarifies that the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility, data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. Any organizational or individual data processing activities that violate the Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances.
On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Combatting Illegal Securities Activities, which emphasizes on the prevention of illegal securities activities and tightened supervision on overseas listings by China-based companies. The opinions aim to achieve this by establishing a regulatory system and revising the existing rules and regulations for overseas listings by Chinese entities and affiliates, including potential extraterritorial application of China’s securities laws. As the opinions are new, official guidance and implementation rules have not been issued and the final interpretation of and potential impact from these opinions remain unclear at this stage.
On July 30, 2021, the State Council promulgated the CII Regulations, effective on September 1, 2021. According to the CII Regulations, a “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, energy, transport, water conservation, finance, public services,
e-government
affairs and national defense science, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities as well as the supervision and administrative authorities of the aforementioned important industries and sectors will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, effective on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their activities of handling personal information, and shall adopt necessary measures to safeguard the security of the personal information that they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
On October 29, 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) (the “Draft Measures for Data Cross-border Transfer”), which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Draft Measures for Data Cross-border Transfer provides five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contains important data; (iii) where a personal information processor that has processed personal information of more than one million individuals provides personal information overseas; (iv) where the personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. The CAC solicited comments on this Draft Measures for Data Cross-border Transfer, but it has not been formally adopted.

On November 14, 2021, the CAC published a discussion draft of the Draft Data Security Regulations, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of network platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also provide that operators of large Internet platforms that set up headquarters, operation centers or research and development centers overseas shall report to the national cyberspace administration and competent authorities. The Draft Data Security Regulations also state that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC at the municipal level before January 31, of each year. In addition, the Draft Data Security Regulations also require network platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC at the provincial level for approval. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.
On December 31, 2021, the CAC together with other regulatory authorities published Administrative Provisions on Algorithm Recommendation for Internet Information Services, to be effective on March 1, 2022 which provides, among others, that algorithm recommendation service providers shall (i) establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service; (ii) regularly review, evaluate and verify the principle, models, data and application results of algorithm mechanisms, (iii) strengthen information security management, establish and improve a feature database for identifying illegal and bad information, and improve entry standards, rules and procedures; (iv) strengthen the management of user models and user labels, and improve the rules on points of interest recorded into user models and user label management, and shall not record illegal and harmful information keywords into the points of interest of users or use them as user labels to push information.
On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures. The Cybersecurity Review Measures provides that: (i) network platform operators that are engaged in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review; (ii) the CSRC is one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) network platform operators that master personal information of more than one million users and seek to list abroad shall file for a cybersecurity review with the Cybersecurity Review Office; and (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties, and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

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
Regulations Related to Internet Infringement
According to the Civil Code of the PRC came into effect on 1 January 2021, if an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If the internet service provider fails to take necessary measures after receiving the notice, the internet service provider shall be jointly liable for any additional harm with such internet user. If an internet service provider is aware that an internet user is infringing upon the civil right or interest of another person, and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

Regulations Related to Dividend Distribution
The principal regulations governing the distribution of dividends by foreign-invested enterprises include the Company Law, the Foreign Investment Law, the Detailed Rules for the Implementation of the Foreign Investment Law, and the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules.
Foreign investors of foreign-invested enterprises in the PRC may, according to these present laws and regulations, freely remit into or out of China, in RMB or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China. In addition, a foreign-invested enterprise in the PRC is required to set aside at least 10% of its after-tax
profit, as calculated using the PRC accounting standards, each year to its statutory surplus fund until its cumulative total statutory surplus fund or general reserve fund reaches 50% of its registered capital.
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
According to the Announcement of the Ministry of Finance, the SAT and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 21, 2019 and came into effect on April 1, 2019, the VAT tax rates on sales, imported goods that were previously subject to 16% and 10% are now adjusted to 13% and 9%, respectively.
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
Regulations Related to M&A and Overseas Listings
In Accordance with the Rules on the Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, promulgated by the MOFCOM on August 8, 2006 and amended on June 22, 2009 and became effective on the same date, a foreign investor was required to obtain necessary approvals when (i) a foreign investor establishes a foreign-invested enterprise either by acquiring equity in a domestic non-foreign
invested enterprise, or subscribing for new equity in a domestic enterprise via an increase of registered capital; or (ii) a foreign investor establishes a foreign- invested enterprise which purchase and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. Approval from MOFCOM is required if a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him, acquires a domestic company which is related to or connected with it/him.

In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Circular 6”), which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, effective from September 1, 2011, which provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.
On December 24, 2021, the CSRC released the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures, which are open for public comments until January 23, 2022. The Draft Overseas Listing Administration Provisions, if adopted in its current form, will comprehensively improve and reform the existing regulatory regime for and listing of PRC domestic enterprises’ securities, and will regulate both direct and indirect listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime. Indirect listing of domestic enterprises refers to the indirect issue of securities overseas by PRC domestic enterprises or the listing of their securities for trading overseas, namely enterprises operating their main business domestically issue securities overseas or listing their securities for trading overseas based on equity, assets, gains or other similar interests of PRC domestic enterprises in the name of overseas enterprises. The Draft Overseas Listing Filing Measures provides that if the issuer meets the following criteria, the and listing conducted by such issuer will be deemed as indirect by PRC domestic enterprises: (i) any of the revenue, net profit, total assets or net assets of the domestic enterprises accounted for more than 50% of the respective audited revenue, profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in the territory of the PRC, the issuer’s main place of operation is within PRC. It is unclear based on the Draft Overseas Listing Filing Measures whether either or both of the above criteria need to be satisfied. According to the Draft Overseas Listing Administration Provisions, PRC domestic enterprises that and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. and listings that (i) are prohibited by specific PRC Laws and/or regulations; (ii) constitute threat to or endanger national security; (iii) involve material ownership disputes; (iv) the PRC domestic enterprises, their controlling shareholder or actual controller involving in certain criminal offense in the past three years; or (v) directors, supervisors and senior management of the issuer involving in certain criminal offense or administrative penalties with serious circumstances in the past three years, among other circumstances, are explicitly forbidden by the Draft Overseas Listing Administration Provisions. As implementation rules, the Draft Overseas Listing Filing Measures specifies the filing requirement and procedures. Where an issuer makes an application for to competent overseas regulators, the issuer must submit to the CSRC filing documents within three business days after such application is submitted. The Draft Overseas Listing Filing Measures also requires, either after the filing by the issuer and before the completion of and listing, or after the overseas listing, subsequent report to the CSRC on material events, such as material change in principal business or change of control. As of the date of this annual report, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures had been released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

4.C.	Organizational Structure
The following is a list of our principal subsidiaries and the VIEs as of the date of this annual report.

Name	Place of Formation	Relationship
Lizhi Inc.	British Virgin Islands	Wholly owned subsidiary
Lizhi Holding Limited	Hong Kong	Wholly owned subsidiary
Beijing Hongyiyichuang Information Technology Co., Ltd.	China	Wholly owned subsidiary
Tiya Inc.	Cayman Islands	Wholly owned subsidiary
TIYA INC.	British Virgin Islands	Wholly owned subsidiary
Tiya Holding Limited	Hong Kong	Wholly owned subsidiary
TIYA PTE. LTD.	Singapore	Wholly owned subsidiary
NASHOR PTE. LTD.	Singapore	Wholly owned subsidiary
Guangzhou Tiya Information Technology Co., Ltd.	China	Wholly owned subsidiary
Tiya Inc.	USA	Wholly owned subsidiary
Guangzhou Lizhi Network Technology Co., Ltd.	China	VIE
Guangzhou Huanliao Network Technology Co., Ltd.	China	VIE
The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and the VIEs.

Notes:

(1)
The shareholders of Guangzhou Lizhi and their relationship with our company are as follows: (i) Mr. Jinnan (Marco) Lai (84.81%), our founder, Chief Executive Officer and Chairman, and the beneficial owner of the shares held by Voice Future Ltd, one of our shareholders; (ii) Mr. Ning Ding (7.50%), our co-founder,
Chief Technology Officer and director, and the beneficial owner of the shares held by Voice Intelligence Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市⼤⾳若希企业管理中⼼(有限合伙)) (7.69%), 99.17% of whose interest is owned by Mr. Jinnan (Marco) Lai. Guangzhou Lizhi operates our LIZHI App.

(2)
The sole shareholder of Guangzhou Huanliao is Mr. Ning Ding, our co-founder,
Chief Technology Officer and director. Guangzhou Huanliao currently focuses on the operation of Huanliao, an audio-based social app recently launched by us.

(3)	NASHOR PTE. LTD. and TIYA PTE. LTD. currently focus on our overseas business.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders
Currently, our business in China are operated primarily through the VIEs, Guangzhou Lizhi and Guangzhou Huanliao, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) and the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an
e-commerce
service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Investment.” We are an exempted company incorporated in the Cayman Islands with limited liability. Hongyi Technology and Guangzhou Tiya, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through the VIEs in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over the VIEs and consolidate their operating results in our consolidated financial statements under U.S. GAAP. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 99.9%, 96.7% and 93.0%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2019, 2020 and 2021, the amount of service fees paid to our PRC subsidiaries from the VIEs was nil, RMB8.3 million and RMB46.8 million (US$7.3 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.
These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”
In the opinion of Fangda Partners, our PRC counsel:

•	the ownership structures of the VIEs do not and will not contravene any PRC laws or regulations currently in effect; and

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
Guangzhou Lizhi
Equity Pledge Agreement
Pursuant to an equity pledge agreement entered into on June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of the VIEs. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of the VIEs, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Lizhi, or, to the extent applicable, its shareholder, remains outstanding under the VIE arrangements. The pledge under the equity pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.
Exclusive Equity Transfer Option Agreement
Pursuant to an exclusive equity transfer option agreements entered into on June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi exclusively granted Hongyi Technology or any party appointed by Hongyi Technology an irrevocable option to purchase all or part of the shares in Guangzhou Lizhi held by then shareholders of Guangzhou Lizhi at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Hongyi Technology. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Lizhi held by the shareholder of Guangzhou Lizhi, or all irrevocable options to purchase such shares, have been transferred to Hongyi Technology or its designated person. Hongyi Technology is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Hongyi Technology under this agreement. The existing share option agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.
Exclusive Technical Consulting and Service Agreement
Pursuant to an exclusive technical consulting and service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi, Guangzhou Lizhi agreed to appoint Hongyi Technology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee of an amount equal to 90% of the after-tax
net profit of Guangzhou Lizhi, for a term of ten years starting from the date thereof. Hongyi Technology is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technology consulting and service agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated exclusive technology consulting and service agreement on substantially similar terms in June 2017.

Operation Agreement
Pursuant to an operation agreement entered into on June 20, 2019 by and among Hongyi Technology, Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi agreed that, without written consent of Hongyi Technology or a party designated by it, Guangzhou Lizhi shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Hongyi Technology is also entitled to appoint directors and senior management of Guangzhou Lizhi and instruct Guangzhou Lizhi on matters pertinent to its daily operation, financial management. Guangzhou Lizhi is obligated to fully effectuate the appointment or instructions made by Hongyi Technology in methods consistent with applicable laws and articles of Guangzhou Lizhi. Hongyi Technology is entitled to terminate or extend the operation agreement at its discretion. The existing operating agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated operating agreement on substantially similar terms in June 2017 and June 2019, respectively.
Power of Attorney
Pursuant to a series of power of attorney issued by shareholders of Guangzhou Lizhi on June 20, 2019, such shareholders of Guangzhou Lizhi irrevocably appointed Hongyi Technology as their attorney-in-fact
to act on their behalf on all shareholder matters of Guangzhou Lizhi and exercise all rights as shareholders of Guangzhou Lizhi. This power of attorney shall remain valid until the abovementioned operating agreement is terminated or Guangzhou Lizhi is dissolved, whichever is earlier. The existing series of power of attorney was initially entered into in March 2011 and was subsequently superseded by a new series of powers of attorney on substantially similar terms in June 2017 and June 2019, respectively.
Guangzhou Huanliao
Equity Pledge Agreement
Pursuant to an equity pledge agreement entered into on May 20, 2019 by and between Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding pledged all of his equity interests in Guangzhou Huanliao to Guangzhou Tiya to guarantee the performance of Guangzhou Huanliao and, to the extent applicable, Mr. Ning Ding, of their obligations under the contractual arrangement of the VIEs. If Guangzhou Huanliao or Mr. Ning Ding fails to perform their obligations under the contractual arrangement of the VIEs, Guangzhou Tiya will be entitled to, among other things, a right to sell the pledged shares of Guangzhou Huanliao via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Huanliao, or, to the extent applicable, its shareholders, remains outstanding under the VIE arrangements. The pledge under the equity pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.
Exclusive Equity Transfer Option Agreement
Pursuant to an exclusive equity transfer option agreements entered into on May 20, 2019 by and between Guangzhou Huanliao, Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding exclusively granted Guangzhou Tiya or any party appointed by Guangzhou Tiya an irrevocable option to purchase all or part of the shares in Guangzhou Huanliao held by Mr. Ning Ding at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Guangzhou Tiya. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Huanliao held by then shareholders of Guangzhou Huanliao, or all irrevocable options to purchase such shares, have been transferred to Guangzhou Tiya or its designated person. Guangzhou Tiya is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Guangzhou Tiya under this agreement.
Exclusive Technical Consulting and Service Agreement
Pursuant to an exclusive technology consulting and service agreement entered into on May 20, 2019 by and between Guangzhou Tiya and Guangzhou Huanliao, Guangzhou Huanliao agreed to appoint Guangzhou Tiya as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee of an amount equal to 90% of the after-tax
net profit of Guangzhou Huanliao, for a term of ten years starting from the date thereof. Guangzhou Tiya is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion.

Operation Agreement
Pursuant to an operation agreement entered into on May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding agreed that, without written consent of Guangzhou Tiya or a party designated by it, Guangzhou Huanliao shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Guangzhou Tiya is also entitled to appoint directors and senior management of Guangzhou Huanliao and instruct Guangzhou Huanliao on matters relating to its daily operation, financial management. Guangzhou Huanliao is obligated to fully effectuate the appointment or instructions made by Guangzhou Tiya in methods consistent with applicable laws and articles of Guangzhou Huanliao. Guangzhou Tiya is entitled to terminate or extend the operation agreement at its discretion.
Power of Attorney
Pursuant to a series of power of attorney issued by Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao on May 20, 2019, Mr. Ning Ding irrevocably appointed Guangzhou Tiya as his attorney-in-fact
to act on his behalf on all shareholder matters of Guangzhou Huanliao and exercise all rights as the sole shareholder of Guangzhou Huanliao. This power of attorney shall remain valid until the abovementioned operating agreement or Guangzhou Tiya is terminated or dissolved.

4.D.	Property, Plant and Equipment
Our corporate headquarters are located in Guangzhou, China. As of December 31, 2021, we have leased office space with an aggregate area of approximately 8,515 square meters, of which approximately 5,944 square meters are in Guangzhou and 1,283 square meters are in other cities in the PRC and 1,288 square meters are overseas.
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

5.A. Operating Results
General Factors Affecting Our Results of Operations
Our business and operating results are affected by general factors affecting China’s and overseas online audio and entertainment industries, which include:

•	overall economic growth of China and overseas region where we operate;

•	the usage and penetration rate of mobile internet and mobile payment;

•	the users’ preferences and changes in market trends in online audio and entertainment industries;

•	the growth and competitive landscape of online audio market; and

•	governmental policies and initiatives affecting online audio and internet industries.
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
The following table sets forth our average total mobile MAUs for each of the quarters indicated.

	For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021

	(in thousands)
Average Total Mobile MAUs	54,478	55,863	56,205	58,438	59,677	60,877	58,946	54,115
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
The following table sets forth the number of our average audio entertainment mobile MAUs on our apps, average audio entertainment paying users on our apps and average total monthly paying users across our platforms and apps for each of the quarters indicated. Our average audio entertainment mobile MAUs, average audio entertainment paying users and average total monthly paying users have generally increased during most of such periods, primarily due to our ability to offer diverse audio content and interactive audio products that drive user engagement and spending.

	For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021

	(in thousands)
Average audio entertainment Mobile MAUs	7,198	7,394	7,591	9,056	8,269	9,116	9,168	9,401
Average audio entertainment paying users	450.2	463.4	448.3	422.1	472.9	493.2	484.7	496.8
Average total monthly paying users	450.3	463.4	448.3	422.4	474.7	494.4	485.5	497.3
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

Key Components of Results of Operations

	For the Year Ended December 31,
	2019	2020	2021

	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	1,180,597	1,502,908	2,119,514	332,598
Cost of revenues	(910,155)	(1,134,678)	(1,502,505)	(235,776)

Gross profit:	270,442	368,230	617,009	96,822
Operating expenses:
Selling and marketing expenses	(208,550)	(142,734)	(386,204)	(60,604)
General and administrative expenses	(45,714)	(88,856)	(104,617)	(16,417)
Research and development expenses	(158,015)	(225,329)	(264,706)	(41,538)

Total operating expenses	(412,279)	(456,919)	(755,527)	(118,559)

Operating loss	(141,837)	(88,689)	(138,518)	(21,737)
Other income:
Interest income/(expenses), net	300	(1,796)	(1,103)	(173)
Foreign exchange gains/(losses)	1,178	(836)	(738)	(116)
Investment income	—	1,241	468	73
Government grants	9,452	12,870	13,496	2,118
Others, net	(2,050)	(3,975)	(479)	(75)

Loss before income taxes	(132,957)	(81,185)	(126,874)	(19,910)

Income tax expense	—	(999)	(376)	(59)

Net loss	(132,957)	(82,184)	(127,250)	(19,969)

Accretions to preferred shares redemption value	(940,186)	(154,066)	—	—

Net loss attributable to our Company’s ordinary shareholders	(1,073,143)	(236,250)	(127,250)	(19,969)

Net loss	(132,957)	(82,184)	(127,250)	(19,969)
Other comprehensive income/(loss):
Foreign currency translation adjustments	671	(6,338)	(7,848)	(1,232)

Total other comprehensive income/(loss)	671	(6,338)	(7,848)	(1,232)

Total comprehensive loss	(132,286)	(88,522)	(135,098)	(21,201)
Accretions to preferred shares redemption value	(940,186)	(154,066)	—	—

Comprehensive loss attributable to our Company’s ordinary shareholders	(1,072,472)	(242,588)	(135,098)	(21,201)

Net loss attributable to our Company’s ordinary shareholders per share
Basic	(4.13)	(0.27)	(0.13)	(0.02)
Diluted	(4.13)	(0.27)	(0.13)	(0.02)
Weighted average number of ordinary shares
Basic	260,000,000	883,202,412	991,715,849	991,715,849
Diluted	260,000,000	883,202,412	991,715,849	991,715,849

	For the Year Ended December 31,
	2019	2020	2021

	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net loss attributable to our Company’s ordinary shareholders per ADSs
Basic	(82.55)	(5.35)	(2.57)	(0.40)
Diluted	(82.55)	(5.35)	(2.57)	(0.40)
Weighted average number of ADSs
Basic	13,000,000	44,160,121	49,585,792	49,585,792
Diluted	13,000,000	44,160,121	49,585,792	49,585,792

Net Revenues
We generate net revenues through (i) sales of virtual gifts to users in relation to audio entertainment, and (ii) podcast, advertising and others. The following table sets forth sources of our net revenues in absolute amounts and as percentages of total net revenues for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Audio entertainment	1,167,934	98.9	1,481,120	98.6	2,101,475	329,767	99.1
Podcast, advertising and others	12,663	1.1	21,788	1.4	18,039	2,831	0.9

Total	1,180,597	100.0	1,502,908	100.0	2,119,514	332,598	100.0

Cost of Revenues
Our cost of revenues consists of (i) revenue sharing fees, (ii) salary and welfare benefits, (iii) payment handling costs, (iv) bandwidth costs, and (v) others. The table below sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Revenue sharing fees	850,167	93.4	1,031,903	90.9	1,357,270	212,985	90.3
Salary and welfare benefits	29,072	3.2	55,948	4.9	63,752	10,004	4.2
Payment handling costs	15,573	1.7	22,692	2.0	32,506	5,101	2.2
Bandwidth costs	5,702	0.6	11,226	1.0	30,889	4,847	2.1
Others	9,641	1.1	12,909	1.2	18,088	2,839	1.2

Total	910,155	100.0	1,134,678	100.0	1,502,505	235,776	100.0

Revenue sharing fees
. Our revenue sharing fees represent our payment to hosts or guilds based on a percentage of revenue from sales of virtual items and certain performance based incentives. We expect the revenue sharing fees to increase generally in parallel with the expansion of our business. However, the
COVID-19
outbreak has brought uncertainties and interruptions to China’s macroeconomics and the global economy and may adversely affect our business and financial performance in 2022. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
COVID-19.”
Salary and welfare benefits
. Salary and welfare benefits represent payroll-related expenses incurred for our employees involved in the operations of our platforms and products. We expect our salary and welfare benefits to continue to increase in absolute amount in parallel with our business growth. For risks related to the
COVID-19,
see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We face risks related to the outbreak of
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
COVID-19.”
Bandwidth costs
. Bandwidth costs is fees that we pay to telecommunication service providers for bandwidth and content delivery-related services. We expect our bandwidth costs to continue to increase in absolute amount in parallel with our business growth. For risks related to the
COVID-19,
see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We face risks related to the outbreak of
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
The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	208,550	50.6	142,734	31.3	386,204	60,604	51.1
Research and development expenses	158,015	38.3	225,329	49.3	264,706	41,538	35.0
General and administrative expenses	45,714	11.1	88,856	19.4	104,617	16,417	13.9

Total	412,279	100.0	456,919	100.0	755,527	118,559	100.0

Selling and Marketing Expenses
Our selling and marketing expenses primarily consist of (i) advertising and promotional expenses, including traffic promotion and brand marketing; and (ii) salaries and welfare benefits to our sales and marketing personnel. We expect our selling and marketing expenses to adjust dynamically with the Company’s operation strategy in the foreseeable future. For risks related to the
COVID-19,
see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We face risks related to the outbreak of
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
COVID-19.”

General and Administrative Expenses
Our general and administrative expenses primarily consist of (i) salaries and welfare benefits of our general and administrative staff; (ii) professional service fees and (iii) other expenses such as leases and depreciation and amortization. We expect our general and administrative expenses to grow in absolute amount as we grow our business. For risks related to the
COVID-19,
see “Item 3. Key Information—3.D. Risk Factors— Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
COVID-19.”
Other Expenses/Income
Our other expenses/income consist mainly of (i) foreign exchange losses/gains; (ii) interest expenses of bank loan and investment incomes; (ii) government grants we received; and (iv) others primarily including litigation gains/(losses) and bank fees.
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
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Net revenues
. Our net revenues were RMB2,119.5 million (US$332.6 million) in the fiscal year 2021, representing an increase of 41.0% from RMB1,502.9 million in the prior year. The increase was mainly attributable to an increase in the number of average total monthly paying users and their spending on our audio entertainment products. The extent to which the
COVID-19
impacts on the Company’s operations beyond the fiscal year 2021 will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry— We face risks related to the outbreak of
COVID-19.”
Cost of revenues
was RMB1,502.5 million (US$235.8 million) in the fiscal year 2021, representing an increase of 32.4% from RMB1,134.7 million in the prior year. The increase was primarily due to the increases in the revenue sharing fees to our content creators, the salary and welfare benefits expenses, the payment handling costs and bandwidth costs as the Company’s business scaled up.
Gross profit and gross profit margin
. As a result of the foregoing, our gross profit increased by 67.6% from RMB368.2 million in 2020 to RMB617.0 million (US$96.8 million) in 2021. Our gross profit margin increased from 24.5% to 29.1% during the same periods. The increase was mainly due to the lower revenue sharing percentage to content creators.
Total operating expenses
. Our total operating expenses were RMB755.5 million (US$118.6 million) in the fiscal year 2021, representing an increase of 65.4% from RMB456.9 million in the prior year.
Selling and marketing expenses
. Our selling and marketing expenses were RMB386.2 million (US$60.6 million) in the fiscal year 2021, representing an increase of 170.6% from RMB142.7 million in the prior year, mainly attributable to the increased branding and promotional expenses for promotion of our new Apps and expansion of our international business, the increased marketing expenses associated with our audio entertainment products, as well as salary and welfare benefits expenses.
Research and development expenses
. Our research and development expenses were RMB264.7 million (US$41.5 million) in the fiscal year 2021, representing an increase of 17.5% from RMB225.3 million in the prior year, primarily due to the increased headcount in research and development personnel and the average salary.

General and administrative expenses
. Our general and administrative expenses were RMB104.6 million (US$16.4 million) in the fiscal year 2021, representing an increase of 17.7% from RMB88.9 million in the prior year, mainly due to the increasing salary and welfare benefits expenses, rental expenses and amortization expenses.
Interest income, net
. We recorded interest income of RMB1.8 million in 2020 and RMB1.1 million (US$0.2 million) in 2021, respectively.
Foreign exchange (losses)/gains
. We recorded foreign exchange gains of RMB0.8 million in 2020 and RMB0.7 million (US$0.1 million) in 2021. The change is mainly relating to fluctuation in currency exchange rate in 2021.
Government grants
. Our government grants increased by 4.9% from RMB12.9 million in 2020 to RMB13.5 million (US$2.1 million) in 2021. The increase is mainly relating to the increases in government grants we received.
Loss before income taxes
. As a result of the foregoing, our loss before income taxes increased from RMB81.2 million in 2020 to RMB126.9 million (US$19.9 million) in 2021.
Income tax expense
. We recorded income tax of RMB0.4 million (US$0.1 million) in 2021, while there was an income tax of RMB1.0 million in 2020.
Net loss
. As a result of foregoing, our net loss increased from RMB82.2 million in 2020 to RMB127.3 million (US$20.0 million) in 2021.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
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
Cost of revenues
was RMB1,134.7 million (US$173.9 million) in the fiscal year 2020, representing an increase of 24.7% from RMB910.2 million in the prior year. The increase was primarily due to the increase of revenue sharing fees and other costs, which were generally in line with the growth of the Company’s business, as well as the recognition of share-based compensation expenses upon and after the IPO.
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
British Virgin Islands
Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are exempted from income tax on their foreign- derived incomes in the British Virgin Islands. There are no withholding taxes in the British Virgin Islands.
Singapore
Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. For the years ended December 31, 2020 and 2021, the Company’s overseas entity recognized income tax expense amounted to RMB1.0 million and RMB0.3 million, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.

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
Guangzhou Lizhi obtained High and New Technology Enterprise, or HNTE, status from December 1, 2020 to December 1, 2023, and it enjoyed a preferential tax rate of 15% in enterprise income tax to the extent it has taxable income under the PRC Enterprise Income Tax Law. In addition, Guangzhou Huanliao qualified as a HNTE which allows it to enjoy a three-year preferential EIT rate of 15% from December 21, 2021 to December 21, 2024. They will enjoy the 15% preferential tax rate as long as it re-applies
for HNTE status every three years and meet the HNTE criteria during this three-year period. If they fail to meet the criteria for qualification as an HNTE in any year, (i) the enterprises cannot enjoy the 15% preferential tax rate in that year and must instead use the uniform 25% enterprise income tax rate and (ii) they will need to re-apply
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
Critical Accounting Policies and Judgments
Principles of consolidation
The consolidated financial statements include the financial statements of us, our subsidiaries, the VIEs and subsidiaries of the VIEs for which we are the primary beneficiary.
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

A consolidated VIE is an entity in which we, or our subsidiary, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”
All transactions and balances among us, our subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.
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

Revenue related to each consumable item is a single performance obligation provided on a consumption basis, and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the contract period. During the years ended December 31, 2019, 2020 and 2021, the weighted average contract period for the time-based virtual items purchased were 97 days, 124 days and 117 days, respectively. We do not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.
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
Contract liabilities
Contract liabilities primarily consist of deferred revenue which comprises unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast services:

	As of January 1, 2019	As of December 31,
		2019	2020	2021

	(RMB in thousands)
Deferred revenue	10,668	14,530	17,001	20,657
During the years ended December 31, 2019, 2020 and 2021, we recognized revenue amounted to RMB8.9 million, RMB9.9 million and RMB11.0 million (US$1.7 million), respectively that was included in the corresponding opening deferred revenue balance at January 1, 2019, December 31, 2019 and 2020.
During the years ended December 31, 2019, 2020 and 2021, we did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period.
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

The accounts receivable arises primarily from our advertising customers.

	As of December 31,
	2020	2021

	(RMB in thousands)
Accounts receivable	8,361	6,458
Please see Note 3 of consolidated financial statements for additional information.
There were no material contract assets as of December 31, 2020 and 2021.
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
We adopted a share incentive plan on May 31, 2019, or the 2019 Share Incentive Plan. The 2019 Share Incentive Plan replaced the 2018 BVI Plan in its entirety and granted 38,194,330 options and restricted shares to certain management members, employees and consultant. We further amended and restated our 2019 Share Incentive Plan on March 18, 2020, or the Amended and Restated 2019 Share Incentive Plan, to increase the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Amended and Restated 2019 Share Incentive Plan to 100,000,000 Class A ordinary shares. On September 17, 2021, we adopted the Second Amended and Restated 2019 Share Incentive Plan to replace the Amended and Restated 2019 Share Incentive Plan in its entirety, increasing the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Second Amended and Restated 2019 Share Incentive Plan to 170,000,000 Class A ordinary shares. As of February 28, 2022, 65,533,900 options, restricted shares and restricted share units corresponding to 65,533,900 of our ordinary shares are outstanding, which has been redesignated as Class A ordinary shares on a one-on-one
basis immediately prior to the completion of our initial public offering (the “2019 Replacement”). There is no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement except as stated herein. Thus the 2019 Replacement was not considered a modification of share based awards. Among those, a total of 9,020,630 Class A ordinary shares corresponding to restricted shares granted to certain of our management members and director, which has been redesignated as Class A ordinary shares on a one-on-one
basis immediately prior to the completion of IPO, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong as of February 28, 2022. Kastle Limited holds such ordinary shares in trust for the benefit of these senior management and directors. The granted and outstanding awards under the 2018 BVI Plan have since been terminated.] For key terms of the Second Amended and the Restated 2019 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

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
We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US. For options granted in the year ended December 31, 2018, the expected and weighted average volatility was 56.38%, risk-free rate was 3.05%, maximum contractual term was 10 years, and enterprise value per ordinary share was US$0.21. No share option was granted for the year ended December 31, 2019, and all share options granted in 2020 and 2021 were with little to no exercise price for which fair value was measured as the grant date price of our ordinary shares.
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
An aggregate of 45,469,640 options, restricted shares and restricted share units was granted for the years ended December 31, 2021. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of U.S. government bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and U.S.
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
Cash flows and working capital
Our principal sources of liquidity have been cash generated from our operations, contributions from our shareholders, and bank loans taken out by the VIEs. As of December 31, 2021, we had RMB533.3 million (US$83.7 million) in cash and cash equivalents. Our cash and cash equivalents mainly represent demand deposits which are placed in bank and large reputable financial institutions, that are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less.
We had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB211.0 million (US$33.1 million) as of December 31, 2021 primarily due to the net proceeds received from our follow-on
public offering completed in April 2021. Although we have received net proceeds from our follow-on
public offering completed in April 2021 to meet our ongoing working capital needs and fund our continuous growth and achieved a positive working capital as of December 31, 2021, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control.
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
We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we received from our follow-on
offering in April 2021, our initial public offering in January 2020, and third-party loans taken out by the VIEs. We believe that our current cash and cash equivalents, together with our cash generated from operating activities, financing activities, follow-on
offering in April 2021 and our initial public offering, will be sufficient to meet our present anticipated working capital requirements and capital expenditures at least for next coming 12 months.
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

The following table presents the summary of our consolidated cash flows data for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2019	2020	2021

	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(95,753)	39,996	(40,426)	(6,343)
Net cash (used in)/generated from investing activities	(29,370)	(94,559)	52,101	8,176
Net cash generated from financing activities	—	298,046	212,682	33,374
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	2,228	(7,038)	(6,063)	(952)
Net (decrease)/ increase in cash, cash equivalents, and restricted cash	(122,895)	236,445	218,294	34,255
Cash, cash equivalents, and restricted cash at the beginning of the year	205,604	82,709	319,154	50,082
Cash, cash equivalents, and restricted cash at the end of the year	82,709	319,154	537,448	84,337
Operating activities
Net cash used in operating activities was RMB40.4 million (US$6.3 million) in 2021. The difference between our net cash used in operating activities and our net loss of RMB127.3 million (US$20.0 million) was due to (i) an increase in salary and welfare payable of RMB30.0 million (US$4.7 million), (ii) depreciation of property, equipment and leasehold improvement of RMB19.2 million (US$3.0 million), (iii) an increase in accrued expenses and other current liabilities of RMB2.9 million (US$0.5 million), and (iv) an increase in deferred revenue of RMB3.7 million (US$0.6 million), partially offset by an increase in prepayments and other current assets of RMB15.9 million (US$2.5 million), an increase in accounts payable of RMB2.5 million (US$0.4 million) and an increase in taxes payable of RMB1.7 million (US$0.3 million). The increase in salary and welfare payable was attributable to our business growth which requires and is likely to continue to require higher labor cost. The increase in the depreciation of property, equipment and leasehold improvement is likely to continue as a result of our continued growth. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in professional and miscellaneous expenses in line with our business growth. The increase in prepayments and other current assets was primarily attributable to an increase in deposits for operating lease, prepaid service fees and receivables from third-party online payment platform, which in line with our business growth. The increase in deferred revenue was primarily attributable to the growth in unconsumed virtual currency in parallel with the growth of our business.
Net cash generated from operating activities was RMB40.0 million in 2020. The difference between our net cash generated in operating activities and our net loss of RMB82.2 million was due to (i) an increase in salary and welfare payable of RMB26.4 million, (ii) depreciation of property, equipment and leasehold improvement of RMB17.7 million, (iii) an increase in accrued expenses and other current liabilities of RMB14.3 million, and (iv) an increase in deferred revenue of RMB2.5 million, partially offset by an increase in prepayments and other current assets of RMB5.0 million, an increase in accounts payable of RMB6.0 million and an increase in taxes payable of RMB6.0 million. The increase in salary and welfare payable was attributable to our business growth which requires and is likely to continue to require higher labor cost. The increase in the depreciation of property, equipment and leasehold improvement is likely to continue as a result of our continued growth. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in our advertising and promotional expenses, other professional and miscellaneous expenses in line with our business growth. The increase in deferred revenue was primarily attributable to the growth in unconsumed virtual currency in parallel with the growth of our business.

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
Investing activities
Net cash generated from investing activities was RMB52.1 million (US$8.2 million) in 2021 primarily due to maturities of short-term investments of RMB73.0 million (US$11.5 million), which offset by purchasing of intangible assets, property, equipment and leasehold improvement of RMB20.9 million (US$3.3 million).
Net cash used in investing activities was RMB94.6 million in 2020 primarily due to purchase of short-term investments of RMB86.3 million and property, equipment and leasehold improvement of RMB21.2 million.
Net cash used in investing activities was RMB29.4 million in 2019 primarily due to purchase of property, equipment and leasehold improvement of RMB27.9 million.
Financing activities
Net cash generated from financing activities was RMB212.7 million (US$33.4 million) in 2021 primarily due to the completion of our follow-on
public offering in April 2021 and third-party loans taken out by the VIEs.
Net cash generated from financing activities was RMB298.0 million in 2020 primarily due to the completion of our initial public offering in January 2020.
Net cash generated from financing activities was zero in 2019 as we did not have any financing activities in 2019.
Material Cash Requirements
Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.
Capital Expenditures
We made capital expenditures of RMB29.4 million, RMB23.0 million and RMB20.9 million (US$3.3 million) in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment, leasehold improvement and intangible assets. In next coming 12 months, we expect the majority of our capital expenditures will use for purchasing long-term assets above.
Contractual obligation
The following table sets forth our contractual obligations as of December 31, 2021:

	Payment Due by Years Ending
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in RMB thousands)
Lease obligations (1)	10,718	9,321	3,297	72	23,408
Note:

(1)	Lease obligation represents the minimum commitments under non-cancelable operating lease agreements for our office premises and staff quarters.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
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
Holding Company Structure
LIZHI INC. is a holding company with no material operations of its own. We conduct our operations primarily through the VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, the VIEs and their subsidiaries. If our subsidiaries and the VIEs or any newly formed subsidiaries incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us.
In addition, our subsidiaries, the VIEs and their subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or the PRC GAAP. In accordance with PRC company laws, our subsidiaries, the VIEs and their subsidiaries in China must make appropriations from their after-tax
profits to
non-distributable
surplus or reserve funds including (i) statutory surplus fund or general reserve fund, as applicable and (ii) discretionary surplus fund or enterprise expansion fund and staff bonus and welfare fund, as applicable. The appropriation to the statutory surplus fund or general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with the PRC GAAP. Appropriation is not required if the statutory surplus fund or general reserve fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund or enterprise expansion fund and staff bonus and welfare fund is made at the discretion of our PRC subsidiaries, consolidated VIEs and their subsidiaries in China.
As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries. We held cash and cash equivalents of RMB533.3 million (US$83.7 million) as of December 31, 2021, among which RMB224.8 million (US$35.3 million) was held by LIZHI INC.. Apart from such cash and cash equivalents held in the Cayman Islands, substantially all of our assets were held and substantially all of our net revenues were generated by our PRC subsidiaries, the VIEs and their subsidiaries.
As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiaries” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China— Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrustment loans from our PRC subsidiaries or direct loans to such VIE’s nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Critical Accounting Estimates
Critical accounting estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Note 2 Significant Accounting Policies” in the Notes to Consolidated Financial Statements included elsewhere in this annual report.
The following is a brief description of our critical accounting estimate:
Critical accounting estimate in provision for income taxes and valuation allowance for deferred tax assets
We are subject to the income tax laws of the various jurisdictions in which we operate. These laws are often complex and may be subject to different interpretations. To determine the financial statement impact of accounting for income taxes, including the provision for income tax expense and valuation allowance for deferred tax assets, we must make assumptions and judgments about how to interpret and apply these complex tax laws to numerous transactions and business events, as well as make judgments regarding the timing of when certain items may affect taxable income in various tax jurisdictions.
Our interpretations of tax laws are subject to review and examination by the various taxing authorities in the jurisdictions where we operate, and disputes may occur regarding our view on a tax position. These disputes over interpretations with the various taxing authorities may be settled by audit, administrative appeals or adjudication in the court systems of the tax jurisdictions in which we operate. We regularly review whether it may be assessed additional income taxes as a result of the resolution of these matters, and records additional unrecognized tax benefits as necessary. In addition, we may revise our estimate of income taxes due to changes in income tax laws, legal interpretations, and business strategies. It is possible that revisions in our estimate of income taxes may materially affect the Group’s results of operations.
We apply a more likely than not (defined as a likelihood of more than 50%) threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the possible amount being realized upon settlement. We adjust the unrecognized tax benefits as necessary when new information becomes available, including changes in tax law and regulations, and interactions with taxing authorities. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the possible amount of benefit that management believes is more likely than not to be realized upon settlement. Although we believe that our estimates are reasonable, the final tax amount could be different from the amounts reflected in our income tax provisions and accruals. To the extent that the final provision for income taxes in the period in which such a determination is made. For the years ended December 31, 2019, 2020 and 2021, we had recorded income tax expenses of RMB nil, RMB1.0 million and RMB0.4 million, respectively.

Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in management’s judgment, their realizability is determined to be more likely than not. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized within the provision for income taxes in the period enacted.
We recognize deferred tax assets in connection with certain tax attributes, including mainly the net operating loss (“NOL”) carryforwards, and performs regular reviews to ascertain whether our deferred tax assets are realizable. These reviews include management’s estimates and assumptions regarding future taxable income and may incorporate various tax planning strategies, including strategies that may be available to utilize NOLs before they expire. In connection with these reviews, if it is determined that a deferred tax asset is not realizable, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if management determines that, based on revised estimates of future taxable income or changes in tax planning strategies, it is more likely than not that all or part of the deferred tax asset will become realizable. As of December 31, 2020 and 2021, management does not believe that sufficient positive evidence exists to conclude that the recoverability of our deferred tax assets is more likely than not to be realized. Consequently, we have provided full valuation allowances on the related deferred tax assets.
Our provision for income taxes is composed of current and deferred taxes. The current and deferred tax provisions are calculated based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known, which could impact our effective tax rate.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Jinnan (Marco) Lai	47	Founder, Chief Executive Officer and Chairman of the Board of Directors
Mr. Ning Ding	43	Co-founder and Chief Technology Officer
Mr. Zelong Li	37	Chief Operating Officer
Ms. Chengfang Lu	35	Acting Chief Financial Officer
Ms. Juan Ren	37	Vice President and Director
Mr. Yipeng Li	45	Independent Director
Mr. Ming Zhang	45	Independent Director
Mr. Xiang Wang	61	Independent Director
Professor Yike Guo	60	Independent Director
Mr.
 Jinnan (Marco) Lai,
is our founder, Chief Executive Officer and Chairman. Mr. Lai has served as a director and the Chief Executive Officer of Lizhi BVI since December 2010 and our director and Chief Executive Officer since January 2019. Before founding Lizhi
,
Mr. Lai was a successful serial entrepreneur in China’s internet industry. He worked as the chief executive officer for Shanghai Labox Information Technology Limited from 2007 to 2010, and also founded Guangzhou Mowang Information Technology Co., Ltd. and served as its president from 2003 to 2007. Before starting his business career, Mr. Lai was a radio host.
Mr.
 Ning Ding
is our
co-founder
and Chief Technology Officer. Mr. Ding had served as our director from January 2019 to April 2022. Mr. Ding has served as a director of Lizhi BVI since March 2012. Mr. Ding has been the chief technology officer of Guangzhou Lizhi since 2010. Previously, Mr. Ding served as the deputy general manager of technology for Shanghai Labox Information Technology Limited from 2007 to 2010. He worked for Guangzhou Mowang Information Technology Co., Ltd. as its development manager from 2006 to 2007. Mr. Ding graduated from Southwest University with a bachelor’s degree in computer science and technology.
Mr.
 Zelong Li
is our Chief Operating Officer. Mr. Zelong Li has served as our Chief Operating Officer since March 2021. Mr. Li had served as our director from March 2019 to April 2022. Mr. Li has been a vice president of Guangzhou LIZHI since 2010 and a director of LIZHI BVI since June 2017. Before joining us, Mr. Li served as a product manager for Shanghai Labox Information Technology Limited from 2008 to 2010. Mr. Li graduated from Guangdong Mechanical & Electrical College of Technology with a bachelor’s degree in computer application.

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
Compensation
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB7.5 million (US$1.2 million) in cash to our executive officers, and an aggregate of RMB1.4 million (US$0.2 million) in cash to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”
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
We amended and restated the 2019 Share Incentive Plan on March 18, 2020, or the Amended and Restated 2019 Share Incentive Plan, to increase the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Amended and Restated 2019 Share Incentive Plan to 100,000,000 Class A ordinary shares. On September 17, 2021, we adopted the Second Amended and Restated 2019 Share Incentive Plan to replace the Amended and Restated 2019 Share Incentive Plan in its entirety, increasing the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Second Amended and Restated 2019 Share Incentive Plan to 170,000,000 Class A ordinary shares.
As of February 28, 2022, there are 66,533,900 options, restricted shares and restricted share units outstanding that were granted to certain management members, employees and consultant corresponding to 66,533,900 of our Class A ordinary shares pursuant to the Second Amended and Restated 2019 Share Incentive Plan. Among those, a total of 9,020,630 Class A ordinary shares corresponding to restricted shares granted to certain of our management members and director, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong, as of February 28, 2022. Kastle Limited holds such ordinary shares in trust for the benefit of these management members and directors.
The maximum aggregate number of shares which may be issued pursuant to all awards under the Second Amended and Restated 2019 Share Incentive Plan is 170,000,000 Class A ordinary shares. As of February 28, 2022, awards representing 66,533,900 Class A ordinary shares have been granted and outstanding under the Second Amended and Restated 2019 Share Incentive Plan. The awards issued under the Second Amended and Restated 2019 Share Incentive Plan are vested by equal instalment from nil to four years upon our initial public offering in January 2020.
The following paragraphs summarize the terms of the Second Amended and Restated 2019 Share Incentive Plan.
Types of Awards
. The Second Amended and Restated 2019 Share Incentive Plan permits the awards of options, restricted shares and restricted share units, or other right or benefit authorized to be granted under the Plan.
Plan Administration
. The Second Amended and Restated 2019 Share Incentive Plan is administered by our board of directors or committee or individuals authorized by our board. The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.
Eligibility
. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the Second Amended and Restated 2019 Share Incentive Plan.
Conditions of Award
. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.
Term of Award
. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the Second Amended and Restated 2019 Share Incentive Plan after ten years from the date the Second Amended and Restated 2019 Share Incentive Plan was approved by the board.

Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.
Transfer Restrictions
. Unless otherwise determined by the administrator of the Second Amended and Restated 2019 Share Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.
Termination and Amendment
. Unless terminated earlier, the Second Amended and Restated 2019 Share Incentive Plan has a term of 10 years. The plan administrator has the authority to amend or terminate the Second Amended and Restated 2019 Share Incentive Plan, provided that, such termination or amendment shall not adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.
The following table summarizes, as of February 28, 2022, the number of the outstanding awards granted under the Second Amended and Restated 2019 Share Incentive Plan to our directors and executive officers.

Name	Exercise Price	Ordinary Shares Underlying Outstanding Options, Restricted Shares and Restricted Share Units Awards Granted	Date of Grant	Date of Expiration

(US$/share)
Mr. Jinnan (Marco) Lai	—	—	—	—

Mr. Ning Ding	Nominal	*	April 1, 2020	—

Mr. Zelong Li	Nominal	*	Various dates from May 31, 2019 to March 29, 2021	—

Mr. Yipeng Li	—	—	—	—

Ms. Juan Ren	Nominal	*	Various dates from May 31, 2019 to June 10, 2020	—

Ms. Chengfang Lu	Nominal	*	Various dates from April 1, 2020 to June 10, 2020	—

Mr. Ming Zhang	—	*	July 13, 2020	—

Mr. Xiang Wang	—	*	July 13, 2020	—

Professor Yike Guo	—	*	September 9, 2020	—
Note
: * Less than 1% of our total outstanding shares.
As of February 28, 2022, other grantees under the Second Amended and Restated 2019 Share Incentive Plan as a group held awards representing 59,874,400 Class A ordinary shares.
For discussions of our accounting policies and estimates for awards granted pursuant to the Second Amended and Restated 2019 Share Incentive Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

6.C.	Board Practices
Board of directors
Our board of directors consists of six directors, including four independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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
Audit Committee. Our audit committee consists of Mr. Yipeng Li, Mr. Ming Zhang and Mr. Xiang Wang. Mr. Yipeng Li is the chairman of our audit committee. We have determined that each of Mr. Yipeng Li, Mr. Ming Zhang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule
10A-3
under the Securities Exchange Act of 1934. We have determined that Mr. Yipeng Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant or material control deficiencies, if any;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board of directors.
Compensation Committee
. Our compensation committee consists of Mr. Jinnan (Marco) Lai, Ms. Juan Ren and Mr. Ming Zhang, and is chaired by Mr. Jinnan (Marco) Lai. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our executive officer may not be present at any committee meeting during which such executive officer’s performance or compensation is deliberated upon. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Jinnan (Marco) Lai, Ms. Juan Ren and Mr. Ming Zhang, and is chaired by Mr. Jinnan (Marco) Lai. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
Duties and Functions of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and distributions, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.
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
Board
Diversity

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D.	Employees
We had 754 employees as of December 31, 2021. As of December 31, 2021, 17 of our full-time employees were located outside of China.
The following table sets forth a breakdown of our employees by function as of December 31, 2021:

	Number of employees	% of total
Research and development	501	66.4%
Operations and products	102	13.5%
Sales and marketing	48	6.4%
General and administration	103	13.7%

Total	754	100.0%

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
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 28, 2022 by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.
The calculations in the table below are based on 1,014,356,010 ordinary shares issued and outstanding.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 9,020,630 ordinary shares issued to Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, except when calculating the number of shares underlying share options held by such person or group that are exercisable or options, restricted shares and restricted share units that will become vested within 60 days after February 28, 2022.

	Ordinary Shares
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power***

Directors and Executive Officers**†:
Jinnan (Marco) Lai (1)	14,925,000	192,215,000	207,140,000	20.4%	62.6%
Ning Ding (2)	1,000	39,000,000	39,001,000	3.8%	12.6%
Zelong Li	*	—	*	*	*
Mr. Yipeng Li	—	—	—	—	—
Ms. Juan Ren	*	—	*	*	*
Ms. Chengfang Lu	*	—	*	*	*
Mr. Ming Zhang	—	—	*	*	*
Mr. Xiang Wang	—	—	*	*	*
Professor Yike Guo	*	—	*	*	*
All Directors and Executive Officers as a Group	25,072,070	231,215,000	256,287,070	25.2%	75.5%
Principal Shareholders:
Matrix Partners China I Hong Kong Limited (3)	153,169,710	—	153,169,710	15.1%	4.9%
Morningside China TMT Fund II, L.P. (4)	112,662,460	—	112,662,460	11.1%	3.6%
Morningside China TMT Top Up Fund, L.P. (5)	65,337,530	—	65,337,530	6.4%	2.1%
Notes
:

*	Less than 1% of our total outstanding shares.

**
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,014,356,010, being the number of ordinary shares outstanding as of February 28, 2022, excluding 9,020,630 ordinary shares held by Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, and (ii) the number of ordinary shares underlying options, restricted shares and restricted share units held by such person or group that are exercisable or issuable within 60 days after February 28, 2022.

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

(1)
The number of ordinary shares beneficially owned represents 207,140,000 ordinary shares held by Mr. Lai through Voice Future Ltd, or Voice Future, including 192,215,000 Class B ordinary shares and 14,925,000 Class A ordinary shares. The 14,925,000 Class A ordinary shares (including 1,660,000 Class A ordinary shares held in the form of 83,000 ADSs, each representing 20 Class A ordinary shares) are held by Mr. Lai in trust for the benefits of certain independent third parties. Voice Future is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by The Core Trust Company Limited as trustee for a trust established by Mr. Lai as settlor for the benefit of beneficiaries designated by Mr. Lai. All of the voting and dispositive power of Voice Future is vested in VOICE WORLD Ltd. VOICE WORLD Ltd is wholly owned by Mr. Jinnan (Marco) Lai. Voice Future is a company organized under the laws of the British Virgin Islands. The registered address of Voice Future is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. VOICE WORLD Ltd. is a company organized under the laws of the British Virgin Islands. The registered address of VOICE WORLD Ltd. is Start Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.

(2)
The number of ordinary shares beneficially owned represents 39,000,000 Class B ordinary shares held by Mr. Ning Ding through Voice Intelligence Ltd, or Voice Intelligence. Voice Intelligence is 5% owned by AI VOICE Ltd., an entity controlled by Mr. Ding, and 95% owned by Voice Tech Ltd. The entire interest of Voice Tech Ltd is held by The Core Trust Company as trustee for a trust established by Mr. Ding as settlor for the benefit of beneficiaries designated by Mr. Ding. All of the voting and dispositive power of Voice Intelligence is vested in AI VOICE Ltd. AI VOICE Ltd is wholly owned by Mr. Ding. Voice Intelligence is a company organized under the laws of the British Virgin Islands. The registered address of Voice Intelligence is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)
Represents 153,169,710 Class A ordinary shares held by Matrix Partners China I Hong Kong Limited. Matrix Partners China I Hong Kong Limited is a company organized under the laws of Hong Kong. The registered address of Matrix Partners China I Hong Kong Limited is UNIT 1003, 10/F., TOWER 2, SILVERCORD 30 CANTON ROAD, TSIM SHA TSUI KOWLOON, HONG KONG. Matrix Partners China I Hong Kong Limited is controlled by Matrix Partners China I, L.P., which holds 90.2% of the equity interest of Matrix Partners China I Hong Kong Limited. The remaining 9.8% of its equity interest is held by Matrix Partners China
I-A,
L.P. Both Matrix Partners China I, L.P. and Matrix Partners China
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
I-A,
L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.

(4)
Represents 112,662,460 Class A ordinary shares held by Morningside China TMT Fund II, L.P. Morningside China TMT Fund II, L.P. is an exempted limited partnership registered under the laws of the Cayman Islands. The registered address of Morningside China TMT Fund II, L.P. is Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman
KY1-1108,
Cayman Islands. The general partner of Morningside China TMT Fund II, L.P. is Morningside China TMT GP II, L.P., whose general partner is TMT General Partner Ltd. TMT General Partner Ltd. is controlled by its board consisting of five individuals, Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma.

(5)
Represents 65,337,530 Class A ordinary shares held by Morningside China TMT Top Up Fund, L.P. Morningside China TMT Top Up Fund, L.P. is an exempted limited partnership under the laws of the Cayman Islands. The registered address of Morningside China TMT Top Up Fund, L.P. is Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman
KY1-1108,
Cayman Islands. The general partner of Morningside China TMT Top Up Fund, L.P. is Morningside China TMT GP II, L.P., whose general partner is TMT General Partner Ltd. TMT General Partner Ltd. is controlled by its board consisting of five individuals, Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma.

To our knowledge, as of February 28, 2022, a total of 609,193,320 Class A ordinary shares are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADR program, representing approximately 60.1% of our total outstanding shares. In addition, none of our outstanding Class A ordinary shares was held by any record holder in the United States as of February 28, 2022.
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
Terms of Directors and Officers
See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”
Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders
See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentives
See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”
Other Related Party Transactions
During the year ended December 31, 2021, other than disclosed elsewhere, we did not have any other related party transactions.

7.C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Litigation
In January 2021, the Company, certain of its current and former directors and officers, underwriters and certain other parties were named as defendants in two putative securities class actions filed in the Supreme Court of the State of New York, County of New York (the “State Court”) and the U.S. District Court for the Eastern District of New York (the “Federal Court”), respectively. The actions are both purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs. Both actions allege that our Registration Statement dated January 16, 2020 contained material misstatements and/or omissions regarding the impact of
COVID-19
on the Company in violation of the U.S. Securities Act of 1933. The Company, and the other defendants, have moved to dismiss both actions. The defendants’ motion to dismiss was granted by the State Court on March 3, 2022. The motion to dismiss filed in the Federal Court is still pending. These actions remain in their preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”
Except the above, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business involving our users, hosts and competitors in matters relating to copyrights, unfair competition, contract disputes and other matters. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information— Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be liable for intellectual property infringement relating to intellectual properties of third parties, which may materially and adversely affect our business, financial condition and prospects,” “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, if such content is deemed to violate any PRC laws or regulations, or for improper or fraudulent activities conducted on our platforms, and PRC authorities may impose legal sanctions on us and our reputation may be damaged,” “Item 3. Key Information— Item 3.D. Risk Factors—Risks Related to Our Business and Our Industry—Implementation of the labor laws and regulations in China may adversely affect our business and results of operations,” and “Item 3. Key Information—Item 3.D. Risk Factors—We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.”
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
SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, Fangda Partners, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of regarding the determination on residence status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and there solutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes even if the standards for “de facto management body” prescribed in SAT Circular 82 are applicable to us. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”
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
As used herein, a “U.S. Holder” is a person that is eligible for the benefits of the Treaty, and that for U.S. federal income tax purposes is beneficial owner of our ADSs or Class A ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain
non-U.S.
taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. This discussion, in so far as it addresses the creditability of PRC taxes, does not apply to investors in this special situation.

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
Passive Foreign Investment Company Rules
In general, a
non-U.S.
corporation is a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as a non-passive
or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.
Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the average price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2021. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. We hold a substantial amount of cash and while that continues to be the case our PFIC status for any taxable year will depend primarily on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. Because our market capitalization has declined substantially since our initial public offering (including in 2021 and recent months), if the value of our goodwill is determined by reference to our market capitalization, there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIE is not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. For these reasons, there can be no assurance that we will not be a PFIC for our current or any future taxable year.
If we are a PFIC for any taxable year and any of our subsidiaries, the VIEs or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.
In general, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may make a mark-to-market
election that will result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose, but there is no assurance that our ADSs will be treated as regularly traded for any relevant period. If a U.S. Holder makes the mark-to-market
election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market
election, distributions paid on ADSs will be treated as discussed under “—
Taxation of Distributions
” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders will not be able to make a mark-to-market
election with respect to our ordinary shares or Lower-tier PFICs, if any. U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market
election if we are a PFIC for any taxable year.
If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate
U.S. Holders will not apply.
If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.
Taxation of Distributions
This discussion is subject to the discussion above under “—
Passive Foreign Investment Company Rules
.”
Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate
U.S. Holders of ADSs may be taxable at a favorable rate.
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

Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the relevant taxable year.
Sale or Other Taxable Disposition of ADSs or Ordinary Shares
This discussion is subject to the discussion above under “—
Passive Foreign Investment Company Rules
.”
A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if at the time of the sale or disposition the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate
U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.
As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).
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
As of December 31, 2021, we had U.S. dollar-denominated cash and cash equivalents of US$45.8 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2021 would result in a decrease of RMB29.2 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2021 would result in an increase of RMB29.2 million in cash and cash equivalents.
Inflation risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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
Expenses incurred for converting foreign currency into U.S. dollars.
Expenses for cable, telex and fax transmissions and for delivery of securities.
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
As of the date of this annual report, we used US$29.2 million of the net proceeds received from our initial public offering for innovative products development, sales and marketing and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form
F-1.
None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.
The following “Use of Proceeds” information relates to the registration statement on Form
F-3,
as amended (File
No. 333-254782)
that became effective immediately upon filing on April 2, 2021, and the applicable prospectus supplements in relation to our offering of 3,685,504 ADSs, representing 73,710,080 Class A ordinary shares and Warrants to purchase up to 2,764,128 ADSs representing 55,282,560 Class A ordinary shares in consideration for $30,000,002 for our follow-on
offering, which closed in April 2021. Kingswood Capital Markets, division of Benchmark Investments, Inc was the placement agent.
The total expenses incurred for our company’s account in connection with our follow-on
offering was approximately US$2.0 million, which included US$1.5 million in underwriting discounts and commissions for the follow-on
offering and approximately US$0.5 million in other costs and expenses for our follow-on
offering. We received net proceeds of approximately US$28.5 million from our follow-on
offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the follow-on
offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from April 2, 2021, the date that the registration statement on Form
F-3
and the applicable prospectus supplement was declared effective by the SEC, to the date of this annual report, we used approximately US$1.8 million of the net proceeds received from follow-on
offering for general corporate purposes.

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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective as our management has identified a material weakness which is detailed under the section entitled “—Internal Control Over Financial Reporting.”
Internal Control Over Financial Reporting
In the course of auditing our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2021, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
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
We have implemented a number of measures to address the material weakness that has been identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2021, and plan to continue to implement these measures to improve our internal control on a continuing basis.
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
of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to a material weakness identified in our internal control over financial reporting as described above.
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
Our audit committee consists of Mr. Yipeng Li, Mr. Ming Zhang and Mr. Xiang Wang. Mr. Yipeng Li is the chairman of our audit committee. We have determined that each of Mr. Yipeng Li and Mr. Ming Zhang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule
10A-3
under the Securities Exchange Act of 1934. We have determined that Mr. Yipeng Li qualifies as an “audit committee financial expert.”

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
No. 333-234351)
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

	Year Ended December 31,
Services	2019	2020	2021

	RMB	RMB	RMB
	(in thousands)
Audit Fees (1)	5,358	6,500	7,000

Total	5,358	6,500	7,000

Note :
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
As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the corporate governance requirements under Nasdaq Rules. However, Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in lieu of certain corporate governance matters as required under Rule 5600 Series, Rule 5250(b)(3) and Rule 5250(d) of the Nasdaq Rules.
Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance requirements under the Nasdaq Rules. We elect to rely on home country practice exemption in lieu of the requirements of the Rule 5600 Series of the Nasdaq Rules, except the following: compliance with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), having an audit committee that satisfies Rule 5605(c)(3), and ensuring that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).
In particular, we relied on home country practice exemption with respect to Rule 5620(a) of the Nasdaq Rules, which requires a Nasdaq-listed company to hold an annual meeting of Shareholders no later than one year after the end of the company’s fiscal year-end
and we did not hold an annual shareholders meeting in 2021. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

We elected to follow home country practice exemption and be exempt from the requirements to obtain shareholder approval for (1) certain acquisitions of the stock or assets of another company under Rule 5635(a) of the Nasdaq Rules, (2) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company under Rule 5635(b) of the Nasdaq Rules, (3) the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended under Rule 5635(c) of the Nasdaq Rules, and (4) the issuance of 20% or more of its outstanding ordinary shares under Rule 5635(d) of the Nasdaq Rules. We relied on our home country practice exemption to be exempt from Rule 5605(d)(2) of the Nasdaq Rules, which requires a Nasdaq-listed company to establish a compensation committee comprised entirely of independent directors and two out of three members of our compensation committee are independent directors. We relied on our home country practice exemption to be exempt from Rule 5605(e)(1) of the Nasdaq Rules, which requires a Nasdaq-listed company to nominate director nominees either by a majority independent board or by a nominations committee comprised solely of independent directors and we do not have a majority independent board or a nominations committee comprised solely of independent directors. We relied on our home country practice exemption to be exempt from Rule 5250(b)(3) of the Nasdaq Rules, which requires a Nasdaq-listed company to disclose third party director and nominee compensation no later than when the companies files its next Form 20-F. Subject to Nasdaq Rules, we may also opt to rely on additional home country practice exemptions in the future.
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
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of LIZHI INC. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

2.4*	Description of Securities registered under Section 12 of the Exchange Act

Exhibit Number	Description of Document

4.1	LIZHI INC Amended and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (File no. 001-39177) filed with the SEC on April 20, 2020)

4.2	LIZHI INC Second Amended And Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File no. 333-259595) filed with the SEC on September 17, 2021)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.4	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.5	Shareholders Agreement dated March 6, 2019 by and among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.6	English translation of the third amended and restated agreement of equity pledge agreement entered into on June 20, 2019 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.7	English translation of the fourth amended and restated agreement of exclusive equity transfer option agreement entered into on June 20,2019 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.8	English translation of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.9	English translation of the second amended and restated agreement of business operation agreement entered into on June 20, 2019 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.10	English translation of the power of attorney dated June 20, 2019 issued by Mr. Jinnan (Marco) Lai, one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.11	English translation of the power of attorney dated June 20, 2019 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.12	English translation of the equity pledge agreement entered into on May 20, 2019 by and between Guangzhou Tiya and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

Exhibit Number	Description of Document

4.13	English translation of the exclusive equity transfer option agreement entered into on May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.14	English translation of the exclusive technical consulting and management service agreement entered into on May 20, 2019 by and between Guangzhou Tiya and Guangzhou Huanliao (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.15	English translation of the business operation agreement entered into on May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.16	English translation of the power of attorney dated May 20, 2019 issued by Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

8.1*	Significant subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Fangda Partners

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIZHI INC.

By:	/s/ Jinnan (Marco) Lai
Name: Jinnan (Marco) Lai
Title: Chief Executive Officer, Director
Date: April 27, 2022

Report of Independent Registered Public Accounting
Firm
To the
Board of Directors and Shareholders of Lizhi Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Lizhi Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020,
and
the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit/equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
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
/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 27, 2022
We have served as the Company’s auditor since 2019

LIZHI INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share, ADS, per share and per ADS data)

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$ Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	315,459	533,293	83,685
Short-term investments	73,022	—	—
Restricted cash	3,695	4,155	652
Accounts receivable, net	8,361	6,458	1,013
Prepayments and other current assets	19,371	33,604	5,273

Total current assets	419,908	577,510	90,623

Non-current assets:
Property, equipment and leasehold improvement, net	34,518	33,391	5,240
Intangible assets, net	2,929	2,245	352
Right-of-use assets, net	4,282	28,941	4,541
Other non-current assets	2,181	799	125

Total non-current assets	43,910	65,376	10,258

TOTAL ASSETS	463,818	642,886	100,881

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the primary beneficiary of RMB74.0 million and RMB70.6 million as of December 31, 2020 and 2021, respectively)	78,267	80,793	12,678
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the primary beneficiary of RMB16.2 million and RMB19.1 million as of December 31, 2020 and 2021, respectively)	17,001	20,657	3,242
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the primary beneficiary of RMB88.5 million and RMB116.2 million as of December 31, 2020 and 2021, respectively)	93,288	123,075	19,312
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the primary beneficiary of RMB4.6 million and RMB4.9 million as of December 31, 2020 and 2021, respectively)	5,809	5,564	872
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the primary beneficiary of RMB39.5 million and RMB69.0 million as of December 31, 2020 and 2021, respectively)	39,508	68,999	10,827
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the primary beneficiary of RMB3.5 million and RMB5.8 million as of December 31, 2020 and 2021, respectively)	3,709	13,929	2,186
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB41.6 million and RMB42.8 million as of December 31, 2020 and 2021, respectively)	51,047	53,486	8,392

Total current liabilities	288,629	366,503	57,509

LIZHI INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$ Note 2(e)
Non-current liabilities:
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB0.6 million and RMB4.1 million as of December 31, 2020 and 2021, respectively)	587	17,076	2,680
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of nil and nil as of December 31, 2020 and 2021, respectively)	5,411	4,452	699

Total non-current liabilities	5,998	21,528	3,379

TOTAL LIABILITIES	294,627	388,031	60,888

COMMITMENTS AND CONTINGENCIES (NOTE 17)	—	—	—

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 710,249,520 shares issued and 693,103,450 shares outstanding as of December 31, 2020; 1,268,785,000 shares authorized, 798,962,260 shares issued and 782,801,250 shares outstanding as of December 31, 2021).	472	530	84
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively).	168	168	26
Treasury stock	(12)	(11)	(2)
Additional paid in capital	2,409,753	2,630,456	412,776
Accumulated deficit	(2,239,281)	(2,366,531)	(371,360)
Accumulated other comprehensive loss	(1,909)	(9,757)	(1,531)

TOTAL SHAREHOLDERS’ EQUITY	169,191	254,855	39,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	463,818	642,886	100,881

The accompanying notes are an integral part of these consolidated financial statements.

F -
4

LIZHI INC.
CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE LOSS
(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues	1,180,597	1,502,908	2,119,514	332,598
Cost of revenues	(910,155)	(1,134,678)	(1,502,505)	(235,776)

Gross profit	270,442	368,230	617,009	96,822
Operating expenses:
Selling and marketing expenses	(208,550)	(142,734)	(386,204)	(60,604)
General and administrative expenses	(45,714)	(88,856)	(104,617)	(16,417)
Research and development expenses	(158,015)	(225,329)	(264,706)	(41,538)

Total operating expenses	(412,279)	(456,919)	(755,527)	(118,559)

Operating loss	(141,837)	(88,689)	(138,518)	(21,737)

Other income:
Interest income/(expenses), net	300	(1,796)	(1,103)	(173)
Foreign exchange gains/(losses)	1,178	(836)	(738)	(116)
Investment income	—	1,241	468	73
Government grants	9,452	12,870	13,496	2,118
Others, net	(2,050)	(3,975)	(479)	(75)

Loss before income taxes	(132,957)	(81,185)	(126,874)	(19,910)
Income tax expense	—	(999)	(376)	(59)

Net loss	(132,957)	(82,184)	(127,250)	(19,969)

Accretions to preferred shares redemption value	(940,186)	(154,066)	—	—

Net loss attributable to the Lizhi Inc.’s ordinary shareholders	(1,073,143)	(236,250)	(127,250)	(19,969)

Net loss	(132,957)	(82,184)	(127,250)	(19,969)
Other comprehensive income/(loss):
Foreign currency translation adjustments	671	(6,338)	(7,848)	(1,232)

Total other comprehensive income/(loss)	671	(6,338)	(7,848)	(1,232)

Total comprehensive loss	(132,286)	(88,522)	(135,098)	(21,201)
Accretions to preferred shares redemption value	(940,186)	(154,066)	—	—

Comprehensive loss attributable to the Lizhi Inc.’s ordinary shareholders	(1,072,472)	(242,588)	(135,098)	(21,201)

Net loss attributable to the Lizhi Inc.’s ordinary shareholders per share
Basic	(4.13)	(0.27)	(0.13)	(0.02)
Diluted	(4.13)	(0.27)	(0.13)	(0.02)
Weighted average number of ordinary shares
Basic	260,000,000	883,202,412	991,715,849	991,715,849
Diluted	260,000,000	883,202,412	991,715,849	991,715,849

Net loss attributable to the Lizhi Inc.’s ordinary shareholders per ADSs
Basic	(82.55)	(5.35)	(2.57)	(0.40)
Diluted	(82.55)	(5.35)	(2.57)	(0.40)
Weighted average number of ADSs
Basic	13,000,000	44,160,121	49,585,792	49,585,792
Diluted	13,000,000	44,160,121	49,585,792	49,585,792
The accompanying notes are an integral part of these consolidated financial statements.

F -
5

LIZHI INC.
CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(All amounts in thousands, except for share, ADS, per share and per ADS data)

	Ordinary shares		Treasury stock		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ (deficit)/equity
	Shares	Amounts	Shares	Amounts
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	260,000,000	171	—	—	—	3,758	(929,888)	(925,959)

Net loss	—	—	—	—	—	—	(132,957)	(132,957)
Preferred shares redemption value accretion	—	—	—	—	—	—	(940,186)	(940,186)
Issuance of treasury stock for grants of restricted shares	25,428,430	18	(25,428,430)	(18)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	671	—	671

Balance at December 31, 2019	285,428,430	189	(25,428,430)	(18)	—	4,429	(2,003,031)	(1,998,431)

Balance at January 1, 2020	285,428,430	189	(25,428,430)	(18)	—	4,429	(2,003,031)	(1,998,431)

Net loss	—	—	—	—	—	—	(82,184)	(82,184)
Issuance of ordinary shares at the initial public offering (“IPO”)	82,000,000	56	—	—	256,352	—	—	256,408
Conversion of preferred shares to ordinary shares upon the completion of the IPO	569,036,090	391	—	—	2,100,665	—	—	2,101,056
Preferred shares redemption value accretion before the IPO	—	—	—	—	—	—	(154,066)	(154,066)
Share-based compensation	—	—	—	—	49,170	—	—	49,170
Grant of vested options to settle annual bonus	—	—	—	—	3,378	—	—	3,378
Issuance of treasury stock for share incentive plan	5,000,000	4	(5,000,000)	(4)	—	—	—	—
Vesting of restricted shares	—	—	9,857,100	8	(8)	—	—	—
Vesting of restricted share units	—	—	190,160	—	196	—	—	196
Exercise of share options	—	—	3,235,100	2	—	—	—	2
Foreign currency translation adjustment	—	—	—	—	—	(6,338)	—	(6,338)

Balance at December 31, 2020	941,464,520	640	(17,146,070)	(12)	2,409,753	(1,909)	(2,239,281)	169,191

The accompanying notes are an integral part of these consolidated financial statements.

F -
6

LIZHI INC.
CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

	Ordinary shares		Treasury stock		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ (deficit)/equity
	Shares	Amounts	Shares	Amounts
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	941,464,520	640	(17,146,070)	(12)	2,409,753	(1,909)	(2,239,281)	169,191

Net loss	—	—	—	—	—	—	(127,250)	(127,250)
Issuance of ordinary shares at the follow-on public offering	73,710,080	48	—	—	183,140	—	—	183,188
Share-based compensation	—	—	—	—	34,715	—	—	34,715
Issuance of treasury stock for share incentive plan	15,002,660	10	(15,002,660)	(10)	—	—	—	—
Vesting of restricted shares	—	—	6,232,100	5	(5)	—	—	—
Vesting of restricted share units	—	—	4,830,900	3	2,853	—	—	2,856
Exercise of share options	—	—	4,924,720	3	—	—	—	3
Foreign currency translation adjustment	—	—	—	—	—	(7,848)	—	(7,848)

Balance at December 31, 2021	1,030,177,260	698	(16,161,010)	(11)	2,630,456	(9,757)	(2,366,531)	254,855

The accompanying notes are an integral part of these consolidated financial statements.

F -
7

LIZHI INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net Loss	(132,957)	(82,184)	(127,250)	(19,969)
Adjustment to reconcile net loss to net cash generated from/(used in) operating activities:
Depreciation of property, equipment and leasehold improvement	10,772	17,677	19,225	3,017
Amortization of intangible assets	1,763	1,593	1,686	265
Amortization of right-of-use assets	—	8,569	10,329	1,621
Foreign exchange (gains)/losses	(1,178)	836	738	116
Investment (gains)/losses	—	(1,241)	—	—
Interest expense/(income)	—	2,395	—	—
Share-based compensation	—	50,741	37,359	5,862
Gains on disposal of property equipment and software	—	(28)	—	—
Changes in operating assets and liabilities:
Accounts receivable	3,506	(5,382)	1,903	299
Prepayments and other current assets	(12,850)	(4,989)	(15,935)	(2,501)
Accounts payable	(4,416)	5,968	2,526	396
Deferred revenue	3,862	2,471	3,656	574
Salary and welfare payable	29,414	26,393	29,998	4,707
Taxes payable	(2,253)	6,044	1,691	266
Lease liabilities	—	(8,555)	(8,279)	(1,299)
Accrued expenses and other current liabilities	8,584	14,277	2,886	453
Other non-current liabilities	—	5,411	(959)	(150)

Net cash (used in)/generated from operating activities	(95,753)	39,996	(40,426)	(6,343)

Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(27,865)	(21,246)	(20,075)	(3,150)
Purchase of intangible assets	(1,505)	(1,759)	(855)	(134)
Purchase of short-term investments	—	(86,305)	—	—
Maturities of short-term investments	—	14,505	73,022	11,459
Net cash received from disposal of property, equipment and leasehold improvement	—	246	9	1

Net cash (used in)/generated from investing activities	(29,370)	(94,559)	52,101	8,176

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	—	259,043	183,188	28,746
Proceeds from exercise of vested share options		2	3	—
Proceeds from short-term loans	—	69,942	49,248	7,728
Repayments of short-term loans	—	(30,941)	(19,757)	(3,100)

Net cash generated from financing activities	—	298,046	212,682	33,374

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	2,228	(7,038)	(6,063)	(952)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(122,895)	236,445	218,294	34,255
Cash, cash equivalents and restricted cash at beginning of the year	205,604	82,709	319,154	50,082

Cash, cash equivalents and restricted cash at end of the year	82,709	319,154	537,448	84,337

Supplemental disclosures of cash flow information:
Cash paid for interest expense	—	(1,888)	(3,141)	(493)
Income taxes paid	—	—	(924)	(145)
Accretions to preferred shares redemption value	940,186	154,066	—	—
The accompanying notes are an integral part of these consolidated financial statements.

F -
8

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Reorganization
Lizhi Inc. (the “Company”) was incorporated in the Cayman Islands in January 2019 in connection with a Reorganization of pre-existing
entities under common control (see “History of the Group”, below). The Company is a holding company and conducts its business mainly through its subsidiaries, and through variable interest entities (“VIEs”) and subsidiaries of VIEs (collectively referred to as the “Group”). The Group is primarily engaged in the operation of providing audio entertainment, and podcast, advertising and others in the People’s Republic of China (the “PRC” or “China”). The Group commenced its audio entertainment business from the fourth quarter of 2016.
As of December 31, 2021, the Company’s consolidated subsidiaries, the VIEs and subsidiaries of VIEs are as follows:

Major Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Lizhi Inc. (“Lizhi BVI”)	British Virgin Islands, Y2010	100	Investment holding
Lizhi Holding Limited (“Lizhi HK”)	Hong Kong, China Y2010	100	Investment holding
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”)	Beijing, China Y2011	100	Technical support and consulting services, advertising service
Tiya Inc. (“Tiya Cayman”)	Cayman Islands, Y2019	100	Investment holding
TIYA INC. (“Tiya BVI”)	British Virgin Islands, Y2019	100	Investment holding
Tiya Holding Limited (“Tiya HK”)	Hong Kong, China Y2019	100	Investment holding
TIYA PTE. LTD.	Singapore Y2019	100	Audio entertainment business and others
NASHOR PTE. LTD.	Singapore Y2019	100	Audio entertainment business and others
Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”)	Guangzhou, China Y2019	100	Technical support and consulting services
Tiya Inc. (“Tiya USA”)	USA Y2020	100	Audio entertainment business and others
Major VIEs	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership	Principal activities
Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”)	Guangzhou, China Y2007	100	Audio entertainment and podcast business
Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”) *	Guangzhou, China Y2016	100	Audio entertainment business and others
Major subsidiaries of VIEs	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Changsha Limang Interaction Entertainment Co., Ltd.	Changsha, China Y2015	100	Audio entertainment business and others
Huai’an Lizhi Network Technology Co., Ltd.	Huai’an, China Y2015	100	Audio entertainment business and others
Wuhan Lizhi Network Technology Co., Ltd.	Wuhan, China Y2017	100	Audio entertainment business and others
Chongqing Piwan Network Technology Co., Ltd.	Chongqing, China Y2019	100	Audio entertainment business and others

*	In May 2019, Guangzhou Huanliao was restructured from being a subsidiary of Guangzhou Lizhi to a VIE of Guangzhou Tiya.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Reorganization (Continued)

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
Follow-on Public Offering
In April 2021, the Company completed a registered direct offering of 3,685,504 ADSs and warrants to purchase up to 2,764,128 ADSs, at an offering price of US$8.14 per ADS and the
corresponding warrant. The gross proceeds of this registered direct offering were US$30,000,002 before deducting placement agent fees and other offering expenses.
Contractual arrangements with VIEs
PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Company conducts a significant portion of their operations in the PRC through Guangzhou Lizhi, Guangzhou Huanliao, and their subsidiaries. The Company has effective control over the VIEs and subsidiaries of VIEs through a series of contractual arrangements among its wholly-owned PRC subsidiaries Hongyi Technology and Guangzhou Tiya, VIEs and their shareholders. The contractual arrangements, as described in more detail below, collectively allow the Company to:

•	exercise effective control over each of the VIEs and subsidiaries of VIEs;

•	receive substantially all of the economic benefits of VIEs and subsidiaries of VIEs; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIEs and subsidiaries of VIEs when and to the extent permitted by PRC laws.
As a result of these contractual arrangements, the Company is the ultimate primary beneficiary of VIEs and subsidiaries of VIEs, and therefore, has consolidated the financial results of VIEs and subsidiaries of VIEs in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly-owned subsidiaries Hongyi Technology, Guangzhou Tiya, the Company’s VIEs Guangzhou Lizhi, Guangzhou Huanliao and their shareholders (also nominee shareholders).

F - 1
0

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Reorganization (Continued)
Contractual arrangements with VIEs (Continued)

Guangzhou Lizhi
Equity Pledge Agreement
Pursuant to an equity pledge agreement entered into on June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of the Group’s VIE. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of the Group’s VIE, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction. This equity pledge agreement remains in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Lizhi, or, to the extent applicable, its shareholders, remains outstanding under the VIE arrangements. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.
Exclusive Equity Transfer Option Agreement
Pursuant to an exclusive equity transfer option agreements entered into on June 20, 2019 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi exclusively granted Hongyi Technology or any party appointed by Hongyi Technology an irrevocable option to purchase all or part of the shares in Guangzhou Lizhi held by then shareholders of Guangzhou Lizhi at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Hongyi Technology. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Lizhi held by the shareholders of Guangzhou Lizhi, or all irrevocable options to purchase such shares, have been transferred to Hongyi Technology or its designated person. Hongyi Technology is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Hongyi Technology under this agreement. The existing equity transfer option agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017 and June 2019, respectively.
Exclusive Technology Consulting and Service Agreement
Pursuant to an exclusive technology consulting and service agreement entered into
o
n June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi, Guangzhou Lizhi agreed to appoint Hongyi Technology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee of an amount equal to 90% of the after-tax
net profit of Guangzhou Lizhi, for a term of ten years starting from the date thereof. Hongyi Technology is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technology consulting and service agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated exclusive technical consulting and service agreement on substantially similar terms in June 2017.
Operating Agreement
Pursuant to an operating agreement entered into
o
n June 20, 2019 by and among Hongyi Technology, Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi agreed that, without written consent of Hongyi Technology or a party designated by it, Guangzhou Lizhi shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Hongyi Technology is also entitled to appoint directors and senior management of Guangzhou Lizhi and instruct Guangzhou Lizhi on matters pertinent to its daily operation, financial management. Guangzhou Lizhi is obligated to fully effectuate the appointment or instructions made by Hongyi Technology in methods consistent with applicable laws and articles of Guangzhou Lizhi. Hongyi Technology is entitled to terminate or extend the operation agreement at its discretion. The existing operating agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated operating agreement on substantially similar terms in June 2017 and June 2019.

F - 1
1

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Reorganization (Continued)
Contractual arrangements with VIEs (Continued)
Guangzhou Lizhi (Continued)

Power of Attorney
Pursuant to a series of power of attorney issued by shareholders of Guangzhou Lizhi
o
n June 20, 2019, such shareholders of Guangzhou Lizhi irrevocably appointed Hongyi Technology as their attorney-in-fact
to act on their behalf on all shareholder matters of Guangzhou Lizhi and exercise all rights as shareholders of Guangzhou Lizhi. This power of attorney shall remain valid until the abovementioned operating agreement is terminated or Guangzhou Lizhi is dissolved, whichever is earlier. The existing series of power of attorney was initially entered into in March 2011 and was subsequently superseded by a new series of powers of attorney on substantially similar terms in June 2017 and June 2019.
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
on
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

F - 1
2

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Reorganization (Continued)
Contractual arrangements with VIEs (Continued)
Guangzhou Huanliao (Continued)

Operation Agreement
Pursuant to an operation agreement entered into on May 20, 2019 by and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao, Mr. Ning Ding agreed that, without written consent of Guangzhou Tiya or a party designated by it, Guangzhou Huanliao shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Guangzhou Tiya is also entitled to appoint directors and senior management of Guangzhou Huanliao and instruct Guangzhou Huanliao on matters relating to its daily operation, financial management. Guangzhou Huanliao is obligated to fully effectuate the appointment or instructions made by Guangzhou Tiya in methods consistent with applicable laws and articles of Guangzhou Huanliao. Guangzhou Tiya is entitled to terminate or extend the operation agreement at its discretion.
Power of Attorney
Pursuant to a series of power of attorney issued by Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao on May 20, 2019, Mr. Ning Ding irrevocably appointed Guangzhou Tiya as his attorney-in-fact
to act on his behalf on all shareholder matters of Guangzhou Huanliao and exercise all rights as the sole shareholder of Guangzhou Huanliao. This power of attorney shall remain valid until the abovementioned operating agreement or Guangzhou Tiya is terminated or dissolved.
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
The Chief Executive Officer (CEO) along with the Chief Technology Officer (CTO) own the majority of the voting shares of the Company, they also own the majority of the voting shares of the VIEs. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.
The Group’s operations depend on the VIEs to honour their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.
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
In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•	revoke the business licenses and/or operating licenses of the Group;

•	confiscate any of the Group’s income that they deem to be obtained through illegal operations;

•	discontinue or place restrictions or onerous conditions on the Group’s operations;

•	place restrictions on the Group’s right to collect revenues;

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Reorganization (Continued)
Risks in relation to the VIE structure (Continued)

•	shut down the Group’s servers or block the Group’s apps/websites;

•
require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	taking other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

•	impose fines on the Group;
The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign owned enterprises are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

F - 1
4

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Reorganization (Continued)
Risks in relation to the VIE structure (Continued)

The following combined financial information of the VIEs as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	148,979	191,549
Short-term investments	73,022	—
Restricted cash	3,695	3,023
Accounts receivable, net	2,642	1
Prepayments and other current assets	13,190	20,245
Amount due from the subsidiaries of the Group	500	197

Total current assets	242,028	215,015

Non-current assets:
Property, equipment and leasehold improvement, net	34,342	28,580
Intangible assets, net	2,929	2,245
Right-of-use assets, net	3,841	9,653
Other non-current assets	711	799

Total non-current assets	41,823	41,277

TOTAL ASSETS	283,851	256,292

Current liabilities:
Accounts payable	73,986	70,639
Deferred revenue	16,226	19,118
Salary and welfare payable	88,464	116,204
Taxes payable	4,559	4,940
Short-term loans	39,508	68,999
Lease liabilities due within one year	3,542	5,767
Accrued expenses and other current liabilities	41,559	42,803
Amount due to the subsidiaries of the Group	385,583	377,331

Total current liabilities	653,427	705,801

Non-current liabilities:
Lease liabilities	587	4,132

Total non-current liabilities	587	4,132

TOTAL LIABILITIES	654,014	709,933

The VIEs hold assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIEs mainly include the ICP License and the Internet Culture Operating License. Recognized revenue-producing assets held by the VIEs mainly include copyrights, trademarks and domain names.

	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Net revenues	1,179,468	1,456,190	1,975,758
Net loss	(116,891)	(84,441)	(81,551)
Included in the net loss of the VIEs are charges for technical development or technical service fees paid to other entities within the Group. The amount of such fees were nil, RMB26.9 million, and RMB9.6 million in 2019, 2020 and 2021, respectively.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Reorganization (Continued)
Risks in relation to the VIE structure (Continued)

	For the year ended
	December 31, 2019	December 31, 2020	December 31, 2021
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities	(73,015)	17,425	(17,723)
Net cash (used in)/generated from investing activities	(29,164)	(94,559)	52,323
Net cash generated from financing activities	38,854	187,752	7,298
Net (decrease)/increase in cash, cash equivalents and restricted cash	(63,325)	110,618	41,898

For the years ended December 31, 2019, 2020 and 2021, net cash generated from financial activities in the VIEs consist of: i) net borrowing from/(net repayments to) the Group companies, amounted to RMB38.9 million, RMB148.8 million and RMB(22.2) million, respectively. and ii) net proceeds from bank loans of nil, RMB39.0 million and RMB29.5 million, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounted to approximately
RMB51.0 million
 as of December 31, 2020 and 2021. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting a significant portion of businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.
Liquidity
The Group incurred net loss of RMB133.0 million, RMB82.2 million and RMB127.3 million for the years ended December 31, 2019, 2020 and 2021, respectively.
Net cash (used in)/generated from operating activities were
RMB(95.8) million, RMB40.0 million and RMB (40.4) million for the years ended December 31, 2019, 2020 and 2021, respectively. Accumulated deficit was RMB2,239.3 million and RMB2,366.5 million as of December 31, 2020 and 2021, respectively.
The
Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.
The Group’s principal sources of liquidity have been cash generated from its operations and contributions from its shareholders, as well as short term borrowings. As of December 31, 2021, it had RMB533.3 million (US$83.7 million) in cash and cash equivalents which are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less. The Group had a positive working capital (defined as total current assets deducted by total current liabilities)
of RMB211.0 million (US$33.1
million) as of December 31, 2021 primarily due to the net proceeds received from public offerings. Therefore, the Group believes its current cash and cash equivalents will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.	Significant Accounting Policies

a)	Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

F - 1
6

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)

b)	Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of VIEs for which the Company is the ultimate primary beneficiary.
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
The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported years in the consolidated financial statements and accompanying notes. Such accounting estimates include, but are not limited to, assessment of average user relationship period for podcast business, assessment for the impairment of long-lived assets, provision for income taxes and valuation allowance for deferred tax assets, fair value of ordinary shares and preferred shares before IPO, and valuation and recognition of share-based compensation expenses.

d)	Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands, British Virgin Islands, Hong Kong, and Singapore is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.
In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the consolidated statements of operations and comprehensive loss.
Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange gains/(losses) in the consolidated statements of operations and comprehensive loss.

e)	Convenience Translation
Translations of balances in the consolidated balance sheets, the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 3
0
, 2021.
No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate or at any other rate.

F - 1
7

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)

f)	Fair value measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.
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
The Group’s financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, other receivables (included in “Prepayments and other current assets”), accounts payable and other payables (included in “Accrued expenses and other current liabilities”), short-term loans of which the carrying values approximate their fair value.
See Note 2
0
for additional information.

g)	Cash and cash equivalents
Cash and cash equivalents mainly represent cash and demand deposits placed with financial institutions, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less.
As of December 31, 2020 and 2021, the Group had cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay in connection with the collection of service fees online for a total amount of RMB11.6 million and RMB11.3 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.
As of December 31, 2020 and 2021, the Group had approximately RMB152.0 million and RMB237.8 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 48.2% and 44.6% of total cash and cash equivalents of the
Group, respectively. Cash transfers from the Company’s PRC subsidiaries and VIEs to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.
The Group had no lien arrangements during the years ended December 31, 2020 and 2021.

h)	Restricted cash
Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2021, bank balance of the Group amounted to RMB4.2 million was restricted, among which RMB1.2 million was restricted for security against the Company’s credit card and RMB3.0 million, of which full provision was recorded, was restricted due to an ongoing investigation of an end consumer of the platform as requested by the local authorities.

F - 1
8

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)

i)	Short-term investments
In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of operation and comprehensive loss. To estimate fair value, the Company refers to the quoted rate of return provided by financial institutions at the end of each period and classifies the valuation techniques that use these inputs as level 2 of fair value measurement. Since these investments’ maturity dates are within one year, they are classified as short-term investments. The Company recorded investment income from its short-term investments of

nil, RMB 1.2 million,
RMB0.5
million in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2019, 2020 and 2021.

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

k)	Property, equipment and leasehold improvement, net
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

l)	Intangible assets, net
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

Copyright	1-3 years
Software	1- 5 years
Trademark and others	3- 5 years

m)	Impairment of long-lived assets
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

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)

n)	Revenue recognition
The Group’s revenues comprise audio entertainment revenue, podcast, advertising and other revenue.
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
Revenue related to each consumable item is a single performance obligation provided on a consumption basis and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the contract period. During the years ended December 31, 2019, 2020 and 2021, the weighted average contract period for the time-based virtual items purchased were 97 days, 124 days and 117 days, respectively. The Group does not have further performance obligations to user
s
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

F - 2
0

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

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
Contract liabilities
Contract liabilities primarily consist of deferred revenue which comprises unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast services:

	January 1, 2019	December 31, 2019	December 31, 2020	December 31, 2021
Deferred revenue	10,668	14,530	17,001	20,657

During the years ended December 31, 2019, 2020 and 2021, the Group recognized revenue amounted to RMB8.9 million, RMB9.9 million and RMB11.0 million, respectively that was included in the corresponding opening deferred revenue balance on
January 1, 2019, December 31, 2019 and 2020.
During the years ended December 31, 2019, 2020 and 2021, the Group did not have any arrangement where the performance obligations had already been satisfied in the past year but recognized the corresponding revenue in the current year.
Advertising revenue
The Group generates advertisement revenues from rendering various forms of advertisement services by way of advertisement display on its audio entertainment live streaming platform. Advertisements on the Group’s platform are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. The Group provides sales incentives in the forms of discounts and rebates to advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the agencies. Sales incentives are recorded at the time of revenue recognition based on the contracted rebate rates and contract amount.
The accounts receivable arises primarily from its advertising customers.

	December 31, 2020	December 31, 2021
Accounts receivable	8,361	6,458

Please see Note 4 for additional information.
There were no material contract assets as of December 31, 2020 and 2021.
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

F - 2
1

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

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
Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of revenue sharing fees, salary and welfare benefits, payment handling costs, bandwidth costs and other costs. Revenue sharing fees represent the Company’s payments to hosts or guilds based on a percentage of revenue from sales of virtual items and certain performance-based incentives.

q)	Research and development expenses
Research and development expenses mainly consist of salary and welfare benefits and bandwidth costs incurred for the development and enhancement to the Company’s websites and platform of applications.

r)	Selling and marketing expenses
Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits to the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image and mobile app, organization of offline events between hosts and users. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, advertising and promotional expenses were RMB191.1 million, RMB127.4 million and RMB360.2 million, respectively.

s)	Leases
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
The impact of adoption of the new guidance on January 1, 2020, was not material; the Group recognized operating lease ROU assets and operating lease liabilities of RMB11.7 million (including current portion of RMB8.3 million and non-current
portion of RMB3.4 million).
The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and has no finance leases as of
December 31, 2020 and 2021.
 Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

F - 2
2

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

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

u)	Share-based compensation
Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares, restricted shares and restricted share units.
The Company accounts for share-based awards granted to employee and non-employee
in accordance with ASC 718 Stock Compensation. Share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values. The fair value of share option is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of restricted share, restricted share units and share options with little to no exercise price, are generally measured as the grant date price of the Company’s ordinary shares. Prior to the IPO in January 2020, the fair value of the Company’s ordinary shares was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. With the completion of the IPO, it is no longer necessary to estimate the fair value of ordinary shares as the market price of the Company’s publicly traded ADSs is used as an indicator of fair value of the ordinary shares.
The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk-free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US.

No
share based awards was granted for the year ended December 31, 2019, and all share-based awards granted in 2020 and 2021 were with little to no
exercise price for which fair value was measured as the grant date price of the Company’s ordinary shares.
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

F - 2
3

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)

v)	Employee benefits
PRC Contribution Plan
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB36.0 million, RMB38.5 million and RMB57.2 million for the years ended December 31, 2019, 2020 and 2021, respectively.

w)	Taxation
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
Uncertain tax positions
In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step
approach for the tax position measurement and financial statement recognition. Under the two-step
approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2020 and 2021, and for the years ended December 31, 2019, 2020 and 2021.

x)	Related parties
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

F - 2
4

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)

y)	Net loss per share
Loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class
method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class
method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares were participating securities because they were entitled to receive dividends or distributions on an as converted basis. For the years presented herein, the computation of basic earnings per share using the two-class
method was not applicable as the Group was in a net loss position and net loss was not allocated to other participating securities because in accordance with their contractual terms they were not obligated to share in the losses.
Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares, restricted shares, restricted share units and preferred shares, unless they were anti-dilutive. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e., an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.

z)	Statutory reserves
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
The Group has not appropriated any amount to statutory reserves for the years ended December 31, 2019, 2020 and 2021, because the Company’s Chinese subsidiaries, the
VIEs and subsidiaries of VIEs were in the position of accumulated deficit as of December 31, 2019, 2020 and 2021.

aa)	Comprehensive loss
Comprehensive loss is defined to include all changes in (deficit)/equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

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

F - 2
5

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)

cc)	Concentration and credit risk
Advertising and promotional service providers
The Group relied on advertising and promotional service providers and their affiliates to promote its platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The number of advertising and promotional service providers during the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the year ended December 31,
	2019	2020	2021
Total number of advertising and promotional service providers	236	203	198
Number of service providers that accounted for 10% or more of the Group’s advertising and promotional expenses	2	3	2
Total percentage of the Group’s advertising and promotional expenses that were paid to these service providers who accounted for 10% or more of the Group’s advertising and promotional service expenses	36.0%	38.1%	44.9%
Credit risk
Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other receivables (recorded in “Prepayments and other current assets”). As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in financial institutions which management consider being of high credit quality. Accounts receivable is typically unsecured and is generally derived from revenue earned from advertising business.
Major customers for advertising business
There were two and one customers that had receivable balances derived from advertising business exceeding l0% of the total accounts receivable balances of the Group as of December 31, 2020 and 2021, respectively, as follows:

	December 31, 2020	December 31, 2021
Customer A	68.3%	87.3%
Customer B	21.5%	—

dd)	Recently issued accounting pronouncements
The Group qualifies as an “emerging growth company”, or “EGC”, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any
new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.
Recent accounting pronouncements not yet adopted
In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. Topic 842 currently provides lessees that are not public business entities with a practical expedient that allows them to elect, as an accounting policy, to use a risk-free rate as the discount rate for all leases. In November 2021, the FASB issued amendments in Accounting Standards Update No. 2021-09 (the “Update”), which allow non-public business entities as lessees to make the risk-free rate election by class of underlying asset, rather than at the entity-wide level. An entity that makes the risk-free rate election is required to disclose which asset classes it has elected to apply a risk-free rate. The amendments require that when the rate implicit in the lease is readily determinable for any individual lease, the lessee use that rate (rather than a risk-free rate or an incremental borrowing rate), regardless of whether it has made the risk-free rate election. The effective date for this Update is different for entities that have not yet adopted Topic 842 as of November 11, 2021, and those that have. Entities that have not yet adopted Topic 842 as of November 11, 2021, are required to adopt the amendments in this Update at the same time that they adopt Topic 842. For entities that have adopted Topic 842 as of November 11, 2021, the amendments in this Update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Earlier application is permitted. Entities are required to apply the amendments on a modified retrospective basis to leases that exist at the beginning of the fiscal year of adoption of a final Update. The adoption of the amendments should not be considered an event that would cause remeasurement and reallocation of the consideration in the contract (including lease payments) or reassessment of lease term or classification. The Group had adopted the Topic 842 in the year ended December 31, 2020 and will adopt this Update in the year ending December 31, 2022 as an EGC. The Group is currently evaluating the impact of adopting this standard and does not expect significant impact on its consolidated financial statements.

F - 2
6

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)

dd)	Recently issued accounting pronouncements (Continued)

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, to remove certain exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Group is to adopt this ASU in the year ending December 31, 2022 and interim periods within the year ending December 31, 2023 as an EGC. The Group is currently evaluating the impact of adopting this standard and does not expect significant impact on its consolidated financial statements.
In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU
2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was further amended by ASU 2019-10 in November 2019, for public business entities that meet the definition of an U.S. Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be SRCs as defined by the SEC, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company is required to recognize an allowance based on its estimate of expected credit loss. The Group is to adopt the Topic 326 in the year ending December 31, 2023 as an EGC and it is currently evaluating the impact of this new guidance on its consolidated financial statements.

3.	Cash and Cash Equivalents
The following is a summary of cash and cash equivalents:

	December 31, 2020	December 31, 2021
	RMB	RMB
Cash and cash equivalents:
RMB	152,032	237,393
US$	161,663	291,776
Others	1,764	4,124

Total cash and cash equivalents	315,459	533,293

4.	Accounts Receivable, Net
Accounts receivable, net is consisted of the following:

	December 31, 2020	December 31, 2021
	RMB	RMB
Accounts receivable, gross:	8,361	6,458
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	8,361	6,458

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

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

5.	Prepayments and Other Current Assets
The following is a summary of prepayments and other current assets:

	December 31, 2020	December 31, 2021
	RMB	RMB
Deposits	3,509	7,786
Prepaid service fees	5,234	7,868
Prepaid promotional expenses	3,971	4,536
Staff advances	141	495
Receivables from third-party online payment platform	1,511	5,652
Deductible Value Added Tax (“VAT”)	1,283	2,946
Others	3,722	4,321

Total	19,371	33,604

6.	Property, Equipment and Leasehold Improvement, Net
The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2020	December 31, 2021
	RMB	RMB
Electronic equipment	65,352	76,401
Furniture and office equipment	1,530	1,729
Vehicles	597	2,793
Leasehold improvement	5,392	10,012
Total property, equipment and leasehold improvement	72,871	90,935

Less: accumulated depreciation	(38,353)	(57,544)

Property, equipment and leasehold improvement, net	34,518	33,391

Depreciation expenses were RMB10.8 million, RMB17.7 million and RMB19.2 million for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charge was recognized for any of the years presented.

7.	Intangible Assets

The following table summarizes the Group’s intangible assets:

	December 31, 2020	December 31, 2021
	RMB	RMB
Gross carrying amount
Copyright	8,488	8,492
Software	2,851	3,080
Trademark and others	2,446	3,215

Total gross carrying amount	13,785	14,787

Less: accumulated amortization
Copyright	(8,468)	(8,696)
Software	(1,503)	(2,032)
Trademark and others	(885)	(1,814)

Total accumulated amortization	(10,856)	(12,542)

Intangible assets, net	2,929	2,245

Amortization expense for the years ended December 31, 2019, 2020 and 2021 were RMB1.8 million, RMB1.6 million and RMB1.7 million, respectively.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

7.	Intangible Assets (Continued)

The estimated amortization expenses for each of the following five years are as follows:

Amortization expense of intangible assets
RMB
2022	1,276
2023	660
2024	204
2025	91
2026	14

8.	Leases
The Group’s operating leases mainly related to offices facilities
.
As of December 31, 2020 and 2021, the Group recognized the following items related to operating leases on its consolidated balance sheet:

	December 31, 2020	December 31, 2021
	RMB	RMB
Operating lease ROU assets	4,282	28,941

Operating lease liabilities-non-current	(587)	(17,076)
Operating lease liabilities-current	(3,709)	(13,929)

Total operating lease liabilities	(4,296)	(31,005)

Weighted average remaining lease term	1.3 years	2.5 years
Weighted average discount rate	7.0%	7.0%

The components of lease cost for the years ended December 31, 2020 and 2021 were as follows:

	For the year ended December 31,
	2020	2021
	RMB	RMB
Operating lease cost	8,569	10,329
Short-term lease cost	7,456	9,353

Total lease cost	16,025	19,682

No lease cost was capitalized as part of the cost of another assets.
Supplemental cash flow information related to the operating leases was as follows:

	For the year ended December 31,
	2020	2021
	RMB	RMB
Cash paid for operating leases	8,867	9,786

Right-of-use assets obtained in exchange for operating lease liabilities	12,851	34,988

A summary of maturity of operating lease liabilities under the Group’s non-cancellable
operating leases as of December 31, 2021 is as follows:

December 31, 2021
RMB
2021	—
2022	14,446
2023	13,080
2024	5,969

Total lease payment	33,495

Less: interest	(2,490)
Present value of operating lease liability	31,005

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

8.	Leases (Continued)

The increase of operating lease assets obtained in exchange for operating lease liabilities in 2021 was mainly due to the renewal of lease agreements that
expired
,
and several new lease agreements signed by the Group in 2021. As of December 31, 2020 and 2021, the Group had
no operating leases that had not yet commenced.

9.	Taxation

a)	Income taxes
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
For the years ended December 31, 2020 and 2021, the
 Company’s overseas entity recognized income tax expense amounted to RMB1.0 million and RMB0.3 million, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.
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
China
Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIEs and subsidiaries of VIEs are subject to an income tax of
25%
,
except for Guangzhou Lizhi and Guangzhou Huanliao. Due to their current status of entitled High and New Technology Enterprise (“HNTE”), Guangzhou Lizhi and Guangzhou Huanliao enjoy a preferential tax rate of 15% starting from 2017 and 2021, respectively. This status is subject to annual evaluation and a requirement that Guangzhou Lizhi reapply for HNTE status every three years.
The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Tax rate difference from preferential tax treatments and statutory rate in other jurisdictions	(7.4)	(16.3)	(16.5)
Effect of withholding taxes	—	—	(0.3)
Permanent differences	5.6	16.9	26.6
Change in valuation allowances	(23.2)	(26.8)	(35.2)

Effective income tax rate	—	(1.2)	(0.4)

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

9.	Taxation (Continued)

a)	Income taxes (Continued)

As of December 31, 2021, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2022	7,626
Loss expiring in 2023	5,620
Loss expiring in 2024	18,949
Loss expiring in 2025	22,150
Loss expiring in 2026	64,533
Loss expiring in 2027	15,141
Loss expiring in 2028	47,863
Loss expiring in 2029	156,879
Loss expiring in 2030	156,066
Loss expiring in 2031	207,664

702,491

b)	Deferred tax assets and liabilities
The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	72,988	112,248
Advertising expenses in excess of deduction limit	709	63
Deferred revenue	910	527

Total deferred tax assets	74,607	112,838

Less: valuation allowances	(74,607)	(112,838)

Net deferred tax assets	—	—

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

	Balance at January 1	Movement*	Balance at December 31
	RMB	RMB	RMB
2019	(50,499)	(29,821)	(80,320)
2020	(80,320)	5,713	(74,607)
2021	(74,607)	(38,231)	(112,838)

*
The movement in valuation allowances were due to the changes of deferred tax assets recognized for net operating tax loss carry forwards, advertising expenses in excess of deduction limit and deferred revenue.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

9.	Taxation (Continued)

c)	Withholding income tax
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
To the extent that subsidiaries, VIEs and subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2020 and 2021, the Company did not record any such withholding tax of its subsidiaries, the
VIEs and subsidiaries of VIEs in the PRC as they are still in accumulated deficit position.

10.	Taxes Payable
The Group’s subsidiaries,
the
VIEs and subsidiaries of VIEs incorporated in China are subject to 6% VAT for services rendered.
The following is a summary of taxes payable as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	RMB	RMB
VAT payables	2,830	2,058
Withholding individual income taxes for employees	1,533	2,334
Income tax payable	999	450
Others	447	722

Total	5,809	5,564

11.	Short-term Loans
Guangzhou Lizhi entered into agreements with banks, pursuant to which it has obtained total credit facilities of RMB100 million. The total unused credit line amount was
RMB
4.8

million as of December 31, 2021.

Certain of these facilities are subject to the Group’s fulfillments of financial or non-financial covenants, none of which are significant, and for which Guangzhou Lizhi is in compliance as of December 31, 2021.

During the year ended December 31, 2021, the loans obtained by Guangzhou Lizhi have a maturity of less than

six months
and the weighted average interest rate for the outstanding loans was
5.3
%.
As of December 31, 2021, the balance of short-term loans was RMB69.0 million.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

12.	Accrued Expenses and Other Current Liabilities
The following is a summary of accrued expenses and other current liabilities as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	RMB	RMB
Advertising and promotional expenses	33,808	32,849
Professional service fees	7,719	7,690
Payable for property, equipment and leasehold improvement, net	1,526	681
Accrued sales rebates for advertising business	3,286	2,660
Accrued legal cost	1,101	4,863
Others	3,607	4,743

Total	51,047	53,486

13.	Cost of Revenues
The following is a summary of cost of revenues for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue sharing fees	850,167	1,031,903	1,357,270
Salary and welfare benefits	29,072	41,159	52,268
Payment handling costs	15,573	22,692	32,506
Bandwidth costs	5,702	11,226	30,889
Share-based compensation expense	—	14,789	11,484
Others	9,641	12,909	18,088

Total	910,155	1,134,678	1,502,505

14.	Pre-IPO Preferred Shares
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

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.	Pre-IPO Preferred Shares (Continued)

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

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.	Pre-IPO Preferred Shares (Continued)
Conversion right (Continued)

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

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.	Pre-IPO Preferred Shares (Continued)
Redemption right (Continued)

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
Accounting of Preferred Shares
The Group had classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets. In addition, the Group recorded accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in
capital. Once additional
paid-in
capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares was recognized at the respective issue price at the date of issuance net of issuance costs.
The Group had determined that there was no beneficial conversion feature attributable to all preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Group’s common shares determined by the Group taking into account independent valuations. The Group had classified all Preferred Shares as mezzanine equity in the consolidated balance sheet as they were contingently redeemable at the options of the holders.

All series of Preferred Shares were converted into Class A ordinary shares at the time of the Company’s IPO. Accordingly, no additional accretion has been recorded since conversion, and there is no longer mezzanine equity.

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.	Pre-IPO Preferred Shares (Continued)

The Group’s preferred shares activities for the years ended December 31, 2019 and 2020 are summariz
e
d below:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C1 Preferred Shares		Series C1+ Preferred Shares		Series D Preferred Shares		Series D1 Preferred Shares		Mezzanine Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Total number of shares	Total amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of January 1, 2019	100,000,000	164,733	116,666,650	195,422	142,583,330	249,150	34,697,360	60,433	26,912,090	49,539	128,152,790	250,098	20,023,870	37,429	569,036,090	1,006,804
Accretions to Preferred Shares redemption value	—	180,143	—	205,054	—	236,152	—	57,540	—	43,427	—	188,341	—	29,529	—	940,186

Balance as of December 31, 2019	100,000,000	344,876	116,666,650	400,476	142,583,330	485,302	34,697,360	117,973	26,912,090	92,966	128,152,790	438,439	20,023,870	66,958	569,036,090	1,946,990

Balance as of January 1, 2020	100,000,000	344,876	116,666,650	400,476	142,583,330	485,302	34,697,360	117,973	26,912,090	92,966	128,152,790	438,439	20,023,870	66,958	569,036,090	1,946,990
Accretions to Preferred Shares redemption value	—	29,021	—	33,342	—	38,707	—	9,424	—	7,015	—	31,610	—	4,947	—	154,066
Conversion of preferred shares to Class A ordinary shares upon the completion of the IPO	(100,000,000)	(373,897)	(116,666,650)	(433,818)	(142,583,330)	(524,009)	(34,697,360)	(127,397)	(26,912,090)	(99,981)	(128,152,790)	(470,049)	(20,023,870)	(71,905)	(569,036,090)	(2,101,056)

Balance as of December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

F - 3
7

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

15.	Share-based Compensation

(a)	Description of stock incentive plan
2012 Incentive Plan
In September 2012, the Group permitted the grant of options of the Company to relevant directors and officers of the
Company (the “2012 Incentive Plan”).
Option awards are granted with an exercise price determined by the Board of Directors. Those options awards generally vest over a period of four years. Vested options shall be held by the CEO of the Company in trust and may be exercised/transferred after the completion of IPO. In September 2018, the 2012 Incentive Plan was cancelled without the concurrent grant of a replacement award, the Group would recognize any remaining unrecognized compensation cost; however, the 2012 Incentive Plan effectively has no value because it is not probable of vesting until the IPO is completed. Therefore, the Company concluded the cancellation of the 2012 Incentive Plan has no accounting implications and did not recognize share-based compensation expenses in the consolidated statements of operations and comprehensive loss.
2018 Incentive Plan
In September 2018 and April 2019, the Group permitted the grant of options and restricted shares of the Company to relevant directors, officers, other employees and consultants of the Company (the “2018 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors. Those options and restricted shares awards generally vest over a period of four years.
Both vested options and restricted shares shall be held by the CEO of the Company in trust and may be exercised/transferred after the completion of IPO.
2019 Incentive Plan and related amendments
On May 31, 2019, in connection with the Reorganization in 2019, the Board of Directors of the Company approved the 2019 Share Incentive Plan (the “2019 Incentive Plan”) whereby the incentive share options and restricted shares granted to employees and non-employees
by Lizhi BVI in the 2018 Incentive Plan shall be replaced and superseded by the exact number of share options and restricted shares of the Company for each grantee (the “2019 Replacement”). There is no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share-based awards immediately before and after the 2019 Replacement, thus, the 2019 Replacement was not considered a modification of share-based awards.
On March 18, 2020, the 2019 Incentive Plan was further amended and restated, to increase the maximum aggregate number of Class A ordinary shares authorized to issue from 40,000,000 to 100,000,000
(the “Amended and Restated 2019 Share Incentive Plan”). On September
 17
, 2021, the Second Amended and Restated 2019 Share Incentive Plan was adopted to replace the Amended and Restated 2019 Share Incentive Plan in its entirety, increasing the maximum aggregate number of Class A ordinary shares authorized to issue from 100,000,000 to
170,000,000.
Kastle Limited and Futu Securities(Hong Kong) Limited hold certain Class A ordinary shares for the benefit of certain Company’s senior management, directors and employees before the corresponding share awards granted to such senior management, directors and employees are vested or exercised. The corresponding share awards were included in the outstanding options, restricted shares and restricted share units as of December 31, 2021. As of December 31, 2021, Kastle Limited and Futu Securities(Hong Kong) Limited hold 9,020,630 and 7,140,380 ordinary shares respectively.

F - 3
8

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

15.	Share-based Compensation (Continued)

(a)	Description of stock incentive plan (Continued)

Share-based compensation recognized for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cost of revenues	—	14,789	11,484	1,802
Selling and marketing expenses	—	2,370	3,431	538
General and administrative expenses	—	16,128	12,496	1,961
Research and development expenses	—	17,454	9,948	1,561

Total	—	50,741	37,359	5,862

As of December 31, 2020 and 2021, total unrecognized compensation expenses related to unvested awards granted under the Second Amended
and Restated 2019 Share Incentive Plan were RMB62.6 million and RMB75.3 million (US$11.9 million), respectively. As of December 31, 2020 and 2021, the weighted average remaining vesting period for share-based awards
were 2.70 and 2.58 years, respectively.
During the year
s
ended December 31, 2019, 2020 and 2021, there was no cash settled equity instrument granted under share-based payment arrangements, and no compensation cost for share-based payment arrangements was capitalized as part of the cost of an asset.

(b)	Stock options activities
The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2019, 2020 and 2021.

	Employees	Consultants	Total	Weighted average exercise price	Remaining contractual life	Aggregated intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB
Outstanding at January 1, 2019	12,665	500	13,165	0.0001	3.75	20,514
Forfeited	(844)	—	(844)	0.0001	—	—

Outstanding at December 31, 2019	11,821	500	12,321	0.0001	2.75	43,011

Exercisable as of December 31, 2019	—	—	—	—	—	—

Outstanding at January 1, 2020	11,821	500	12,321	0.0001	2.75	43,011
Granted	32,932	363	33,295	0.0001	—	—
Exercised	(3,235)	—	(3,235)	0.0001	—	—
Forfeited	(3,714)	—	(3,714)	0.0001	—	—

Outstanding at December 31, 2020	37,804	863	38,667	0.0001	3.09	48,921

Exercisable as of December 31, 2020	5,002	250	5,252	0.0001	—	6,644

Outstanding at January 1, 2021	37,804	863	38,667	0.0001	3.09	48,921
Granted	32,389	—	32,389	0.0001	—	—
Exercised	(4,925)	—	(4,925)	0.0001	—	—
Forfeited	(15,571)	—	(15,571)	0.0001	—	—

Outstanding at December 31, 2021	49,697	863	50,560	0.0001	2.56	29,786

Exercisable as of December 31, 2021	8,216	341	8,557	0.0001	—	5,041

F -
39

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

15.	Share-based Compensation (Continued)

(b)	Stock options activities (Continued)

The granted options awards will be vested over a period from nil to four years. The weighted average grant date fair value of options granted for the years ended December 31, 2019, 2020 and 2021 were nil, RMB1.96 and RMB1.44 (US$0.23) per option, respectively.

(c)	Restricted shares activities
The following table sets forth the summary of restricted shares activities:

	Number of Restricted Shares Granted	Weighted-Average Grant Date Fair Value
	(in thousands)	US$
January 1, 2019	14,500	0.21
Awarded	10,428	0.26
Vested	—	—

Outstanding at December 31, 2019	24,928	0.23

January 1, 2020	24,928	0.23
Awarded	2,607	0.27
Forfeited	(7,821)	0.26
Vested	(9,857)	0.22

Outstanding at December 31, 2020	9,857	0.23

January 1, 2021	9,857	0.23
Awarded	—	—
Forfeited	—	—
Vested	(6,232)	0.24

Outstanding at December 31, 2021	3,625	0.21

The granted restricted shares will be vested over a period from one to four years.

F - 4
0

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

15.	Share-based Compensation (Continued)

(d)	Restricted share units activities
(i)
Pursuant to the Second Amended
and Restated 2019 Share Incentive Plan, 9,611,020 and 13,080,200
restricted share units were granted to certain employees in 2020 and 2021, respectively. These restricted share unit awards will be vested over a period of four years, with a summary of activities as follows:

	Number of Restricted Share Units Granted	Weighted-Average Grant Date Fair Value
	(in thousands)	(in thousands)
		US$
January 1, 2020	—	—
Awarded	9,611	0.22
Forfeited	(5,101)	0.24
Vested	—	—

Outstanding at December 31, 2020	4,510	0.20

January 1, 2021	4,510	0.20
Awarded	13,080	0.30
Forfeited	(2,308)	0.20
Vested	(3,018)	0.19

Outstanding at December 31, 2021	12,264	0.31

(ii)
Pursuant to the Second Amended
and Restated 2019 Share Incentive Plan, the Company granted restricted share units with fixed monetary amount to certain employees in 2020 and 2021 with vesting period from one to four years. These share-settled obligations require that the variable number of shares to be issued based on an average market price for the shares over the last 30 days before each vesting day. As the monetary value of such obligation is predominantly based on a fixed monetary amount known at inception, the obligation is classified as a liability under paragraph
480-10-25-14(a).
Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability with no gain or loss recognized. For the years ended December 31,
2019,
2020 and 2021,
 nil,
190,160 and 1,812,960 restricted share units have been vested, respectively.

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

F - 4
1

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

16.	Net Loss per Share
The Group incurred losses for the years ended December 31, 2019, 2020 and 2021, hence restricted shares, restricted share units and share options granted were anti-dilutive and should be excluded from the calculation of diluted net loss per share of the Company.
The following table sets forth a summary that been excluded from the calculation of diluted net loss per share of the Company for the periods been presented.

	For the year ended December 31,
	2019	2020	2021
Preferred shares	569,036,090	—	—
Share options	—	2,092,300	7,036,117
Restricted shares	—	3,141,612	5,680,877
Restricted share units	—	—	2,462,618

Total	569,036,090	5,233,912	15,179,612

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss	(132,957)	(82,184)	(127,250)
Less: accretions to preferred shares redemption value	(940,186)	(154,066)	—

Net loss attributable to Lizhi Inc.’s ordinary shareholders	(1,073,143)	(236,250)	(127,250)

Denominator:
Weighted average number of ordinary shares outstanding, basic	260,000,000	883,202,412	991,715,849
Weighted average number of ordinary shares outstanding, diluted	260,000,000	883,202,412	991,715,849
Weighted average number of ADSs outstanding, basic	13,000,000	44,160,121	49,585,792
Weighted average number of ADSs outstanding, diluted	13,000,000	44,160,121	49,585,792

Basic net loss per share attributable to Lizhi Inc.’s ordinary shareholders	(4.13)	(0.27)	(0.13)
Diluted net loss per share attributable to Lizhi Inc.’s ordinary shareholders	(4.13)	(0.27)	(0.13)
Basic net loss per ADSs attributable to Lizhi Inc.’s ordinary shareholders	(82.55)	(5.35)	(2.57)
Diluted net loss per ADSs attributable to Lizhi Inc.’s ordinary shareholders	(82.55)	(5.35)	(2.57)

17.	Commitments and Contingencies
Litigation

In January 2021, certain of the Group’s current and former directors and officers, underwriters and certain other parties were named as defendants in two putative securities class actions filed in the Supreme Court of the State of New York, County of New York and the U.S. District Court for the Eastern District of New York, respectively. The actions are both purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs. Both actions allege that the Registration Statement dated January 16, 2020 contained material misstatements and/or omissions regarding the impact of COVID-19 on the Group in violation of the U.S. Securities Act of 1933. The defendants’ motion to dismiss was granted by the State Court on March 3, 2022. The motion to dismiss filed in the Federal Court is still pending. These actions remain in their preliminary stages. The Group are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed.
From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.

F - 4
2

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

18.	Subsequent Events
Since 2020, the outbreak of the
COVID-19
pandemic has spread worldwide, caused and may continue to cause, companies including the Group, to implement temporary adjustments of work schemes allowing employees to work from home and other measures that may impact the operation. The Company have taken various preventative and quarantine measures, however, the situation in China and other countries and regions is still evolving, bringing with it unprecedented levels of macroeconomic disruption and uncertainties across the globe. It also caused significant volatility across the financial markets. The Company believes that its current cash and cash equivalents, together with cash generating from operating or financing activities, will be sufficient to meet its present anticipated working capital requirements and capital expenditures. However, the extent to which COVID-19 impacts the operating results, or the volatility in financial markets, will depend on future developments, which are highly uncertain and cannot be predicted. As a result, the Company cannot reasonably estimate the impact to its future results of operations, cash flows, or financial condition for the remainder of fiscal year 2022.

19.	Segment Information
In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), concluded by the Company to be Mr. Jinnan (Marco) Lai, Chairman of the Board of Directors and CEO, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially located in the PRC and substantially the Group’s revenues are derived from the PRC, no geographical information is presented.
The Group’s principal business segments at revenue level are as below:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Audio entertainment	1,167,934	1,481,120	2,101,475
Podcast, advertising and others	12,663	21,788	18,039

Total	1,180,597	1,502,908	2,119,514

F - 4
3

LIZHI INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except for share, ADS, per share and per ADS data)

2 0 .	Fair Value Measurement
Recurring
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rate and currency rate.
The following table sets forth the Company’s financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2020. No balance of financial instruments measured or disclosed at fair value on a recurring basis as of December 31, 2021.

	Fair Value Measurement at December 31, 2020 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2020
	RMB	RMB	RMB	RMB	US$
Short-term investments	—	73,022	—	73,022	11,191

Total	—	73,022	—	73,022	11,191

The Company’s other financial instruments, including cash and cash equivalents, accounts receivable, other receivables (included in “Prepayments and other current assets”), accounts payable, other payables (included in “Accrued expenses and other current liabilities”) and short-term loans are not measured at fair value in the consolidated balance sheets, as their carrying values approximated fair value due to their short-term maturity.
Non-recurring
As of December 31, 2020 and 2021, the group had no financial assets or financial liabilities that are measured at
 fair value
at
non-recurring
basis. The Group’s
non-financial
assets, such as intangible assets, property, equipment and leasehold improvement and other non-current
assets, would be measured at fair value on
non-recurring
basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

2 1 .	Restricted Net Assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund, respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of
10%
of net
after-tax
income should be set aside prior to payment of any dividends, until the reserve fund reached 50% of the registered capital of the respective company. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately
RMB46.2
million as of December 31, 2021. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of VIEs for working capital and other funding purposes, nor any remaining, undistributed earnings existed in its PRC subsidiaries as of December 31, 2021, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders, if any.