Form 20-F
period 2022-12-31
LIZHI INC.
filed 2023-04-28
CIK 1783407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

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

Ms. Chengfang Lu

Acting Chief Financial Officer

Tel: +86 (20) 8398-1267

E-mail:luchengfang@lizhi.fm

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

Republic of China People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents 20 Class A ordinary shares, par value US$0.0001 per share	LIZI	The Nasdaq Capital Market
Class A ordinary shares, par value US$0.0001 per share *	N/A	The Nasdaq Capital Market

*	Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of February 28, 2023, there were 1,036,498,870 ordinary shares outstanding, being the sum of 805,283,870 Class A ordinary shares (excluding 5,395,630 Class A ordinary shares held by Kastle Limited) and 231,215,000 Class B ordinary shares.

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

Yes  ☒          No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).  ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule

12b-2 of the Exchange Act).

Yes  ☐          No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

“paying user” refers to an user that has purchased virtual items or other products and services on our platforms at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple user accounts on our platforms. The number of paying users we present in this annual report may not be equal to the number of unique individuals who actually purchase or consume virtual items or subscribe for paid podcasts on our platforms for any given period;

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

“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

“We,” “us,” “our company,” and “our,” refer to LIZHI INC., its subsidiaries and, in the context of describing our operations and consolidated financial information, its variable interest entities (“VIEs”). As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 21, 2023, the noon buying rate for Renminbi was RMB6.8920 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	our goals and growth strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	our expectation regarding the use of proceeds from our initial public offering in January 2020 and follow-on public offering in April 2021;
●	general economic and business condition in China and overseas countries and regions where we operate;
●	assumptions underlying or related to any of the foregoing;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry;
●	the extent of the impact of the COVID-19 pandemic, including the duration, spread, severity, and any recurrence of the COVID-19 pandemic, the duration and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Corporate Structure and Contractual Arrangements

Our Company, a Cayman Islands holding company, conducts operations in China through its PRC subsidiaries and the VIEs. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIEs in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services and other internet related business. As a result, we depend on certain contractual arrangements with the VIEs to operate a significant portion of our business. This structure allows us to consolidate the operating results of the VIEs in our consolidated financial statements under U.S. GAAP. The VIEs are owned by certain nominee shareholders, not us. All of these nominee shareholders are also beneficial owners and directors of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations.

Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”), Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”), Guangzhou Yuechuang Information Technology Co., Ltd. (“Guangzhou Yuechuang”), Guangzhou Yuyin Information Technology Co., Ltd. (“Guangzhou Yuyin”) and Guangzhou QingYin Information Technology Co., Ltd. (“Guangzhou QingYin”) (our wholly-owned subsidiaries in China) are considered foreign-invested enterprises, or WFOEs. To comply with PRC laws and regulations, our WFOEs conduct our business in China mainly through Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”) and Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”), the VIEs, and their respective subsidiaries, based on a series of contractual arrangements by and among our WFOEs, the VIEs and the respective shareholders of the VIEs. To streamline our operations in China, we terminated the entire series of VIE arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022, which were amended and restated in January 2023. For details, please refer to “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”

Our corporate structure involves unique risks to investors in the ADSs. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 96.7%, 93.0% and 98.6%, respectively, of our total net revenues. As of December 31, 2021 and 2022, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 39.8% and 45.2% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs in China, including, among others, the ICP License and the Internet Culture Operating License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIEs, (i) have not been required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or been denied such requisite permissions by any PRC authority.

However, on February, 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. Therefore, we may be required to complete filing with the CSRC in relation to any future offshore offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Cash Flows through Our Organization

Under relevant PRC Laws and regulations, we are permitted to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans.

As of December 31, 2022, LIZHI Inc. had made cumulative capital contributions of US$57.5 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of LIZHI Inc.. These funds have been used by our PRC subsidiaries and the VIEs for their operations. In 2020, 2021 and 2022, the VIEs transferred RMB5.9 million, RMB26.4 million and RMB76.0 million (US$11.0 million), respectively, to our PRC subsidiaries as payment of technical development service fees. Hongyi Technology, Guangzhou Tiya (prior to the termination of its VIE arrangements with Guangzhou Huanliao in July 2022) and Guangzhou QingYin, our PRC subsidiaries, maintained certain personnel for research and development and general and administrative functions to support the operations of the VIEs.

Apart from services charges and loans among the VIEs and our PRC subsidiaries, there were no other assets transferred between the VIEs and Non-VIEs in 2020, 2021 and 2022.

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

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.
(2)	Under the terms of agreements, technical development and technical service fees are charged by our PRC subsidiaries to the VIEs. For all the periods presented, these fees are recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2020
		Other		VIEs and VIEs’
	LIZHI INC.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	45,315	4,056	1,453,537	—	1,502,908
Inter-company revenues(1)	—	—	26,941	2,653	(29,594)	—
Cost of revenues	—	(27,860)	(6,125)	(1,115,806)	15,113	(1,134,678)
Gross profit	—	17,455	24,872	340,384	(14,481)	368,230
Operating expenses (4)	(15,875)	(9,704)	(13,634)	(432,187)	14,481	(456,919)
Loss from subsidiaries(2)	(67,158)	(73,707)	—	—	140,865	—
Loss from VIEs(3)	—	—	(84,441)	—	84,441	—
Gain/(loss) from non-operations	849	(203)	(504)	7,362	—	7,504
Loss before income tax expenses	(82,184)	(66,159)	(73,707)	(84,441)	225,306	(81,185)
Income tax expenses	—	(999)	—	—	—	(999)
Net loss	(82,184)	(67,158)	(73,707)	(84,441)	225,306	(82,184)
Net loss attributable to LIZHI INC.’s ordinary shareholders	(236,250)	(67,158)	(73,707)	(84,441)	225,306	(236,250)

	For the Year Ended December 31, 2021
		Other		VIEs and VIEs’
	LIZHI INC.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	137,299	10,109	1,972,106	—	2,119,514
Inter-company revenues(1)	—	—	9,568	3,652	(13,220)	—
Cost of revenues	—	(110,101)	(11,714)	(1,391,598)	10,908	(1,502,505)
Gross profit	—	27,198	7,963	584,160	(2,312)	617,009
Operating expenses(4)	(19,010)	(48,734)	(16,466)	(673,629)	2,312	(755,527)
Loss from subsidiaries(2)	(109,046)	(86,280)	—	—	195,326	—
Loss from VIEs(3)	—	—	(81,551)	—	81,551	—
Gain/(loss) from non-operations	806	(854)	3,774	7,918	—	11,644
Loss before income tax expenses	(127,250)	(108,670)	(86,280)	(81,551)	276,877	(126,874)
Income tax expenses	—	(376)	—	—	—	(376)
Net loss	(127,250)	(109,046)	(86,280)	(81,551)	276,877	(127,250)
Net loss attributable to LIZHI INC.’s ordinary shareholders	(127,250)	(109,046)	(86,280)	(81,551)	276,877	(127,250)

	For the Year Ended December 31, 2022
		Other		VIEs and VIEs’
	LIZHI INC.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	27,825	2,138	2,155,303	—	2,185,266
Inter-company revenues(1)	—	—	82,075	317	(82,392)	—
Cost of revenues	—	(39,132)	(5,852)	(1,424,254)	317	(1,468,921)
Gross profit	—	(11,307)	78,361	731,366	(82,075)	716,345
Operating expenses(4)	(15,966)	(53,752)	(23,908)	(638,143)	82,075	(649,694)
Income from subsidiaries (2)	100,300	166,034	—	—	(266,334)	—
Income from VIEs(3)	—	—	106,201	—	(106,201)	—
Gain/(loss) from non-operations	2,183	(475)	5,380	12,972	—	20,060
Income before income tax expenses	86,517	100,500	166,034	106,195	(372,535)	86,711
Income tax expenses	—	(200)	—	(7)	—	(207)
Net income	86,517	100,300	166,034	106,188	(372,535)	86,504
Net loss attributable to the non-controlling interest shareholders	—	—	—	13	—	13
Net income attributable to LIZHI INC.’s ordinary shareholders	86,517	100,300	166,034	106,201	(372,535)	86,517
(1)

It represents the inter-company service charged among the WFOEs and the VIEs. The cost of the charges is reflected in the “Cost of revenues” and “Research and development expenses” of the WFOEs and the VIEs. All amounts are eliminated in consolidation.

(2)	It represents the elimination of the investments among LIZHI Inc., other subsidiaries and the WFOEs.
(3)	It represents the elimination between the WFOEs and the VIEs and VIEs’ subsidiaries that we consolidate under U.S. GAAP (ASC 810).
(4)	It includes selling and marketing expenses, general and administrative expenses and research and development expenses.

The following tables present the summary balance sheet data for our Company’s WFOEs, the VIEs and other entities as of the dates presented.

	As of December 31, 2021
		Other		VIEs and VIEs’
	LIZHI INC.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	224,779	70,761	46,204	191,549	—	533,293
Restricted cash	—	1,132	—	3,023	—	4,155
Accounts receivable, net	—	—	6,457	1	—	6,458
Prepayments and other current assets	3,417	7,222	2,720	20,245	—	33,604
Amounts due from Lizhi Group Companies(1)	278,553	104,372	208,549	197	(591,671)	—
Property, equipment and leasehold improvement, net	—	2,497	2,314	28,580	—	33,391
Intangible assets, net	—	—	—	2,245	—	2,245
Deficit in subsidiaries(2)	(223,293)	(203,024)	—	—	426,317	—
Controlling financial interests in the VIEs(3)	—	—	(453,641)	—	453,641	—
Right-of-use assets, net	—	11,420	7,868	9,653	—	28,941
Other non-current assets	—	—	—	799	—	799
Total assets	283,456	(5,620)	(179,529)	256,292	288,287	642,886
Accounts payable	—	5,898	4,256	70,639	—	80,793
Deferred revenue	—	1,539	—	19,118	—	20,657
Salary and welfare payable	1,330	288	5,253	116,204	—	123,075
Taxes payable	—	624	—	4,940	—	5,564
Short-term loans	—	—	—	68,999	—	68,999
Accrued expenses and other current liabilities	3,021	4,372	3,290	42,803	—	53,486
Lease liabilities	—	12,408	8,698	9,899	—	31,005
Other non-current liabilities	4,452	—	—	—	—	4,452
Amounts due to Lizhi Group Companies(1)	19,798	192,544	1,998	377,331	(591,671)	—
Total liabilities	28,601	217,673	23,495	709,933	(591,671)	388,031
Total shareholders’ equity/(deficit)(2)	254,855	(223,293)	(203,024)	(453,641)	879,958	254,855
Total liabilities and shareholders’ equity/(deficit)	283,456	(5,620)	(179,529)	256,292	288,287	642,886

	As of December 31, 2022
		Other		VIEs and VIEs’
	LIZHI INC.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	93,673	58,883	113,533	302,103	—	568,192
Short-term investments	91,339	—	20,014	—	—	111,353
Restricted cash	—	2,547	7,776	—	—	10,323
Accounts receivable, net	—	—	2,331	902	—	3,233
Prepayments and other current assets	2,313	4,430	2,283	21,365		30,391
Amounts due from Lizhi Group Companies(1)	359,675	106,188	190,255	781	(656,899)	—
Property, equipment and leasehold improvement, net	—	6,763	1,393	18,390		26,546
Intangible assets, net	—	79	—	1,104		1,183
Deficit in subsidiaries(2)	(130,257)	(36,990)	—	—	167,247	—
Controlling financial interests in the VIEs(3)	—	—	(347,440)	—	347,440	—
Right-of-use assets, net	—	13,146	4,883	7,087		25,116
Total assets	416,743	155,046	(4,972)	351,732	(142,212)	776,337
Accounts payable	—	224	2,873	50,735	—	53,832
Deferred revenue	—	455	7,504	27,718	—	35,677
Salary and welfare payable	2,487	5,086	8,701	120,563	—	136,837
Taxes payable	—	558	751	4,112	—	5,421
Short-term loans	—	6,965	—	66,800	—	73,765
Accrued expenses and other current liabilities	1,683	1,707	1,462	42,770	—	47,622
Lease liabilities	—	14,090	5,296	7,181	—	26,567
Other non-current liabilities	3,952	—	—	—	—	3,952
Amounts due to Lizhi Group Companies(1)	15,944	256,218	5,431	379,306	(656,899)	—
Total liabilities	24,066	285,303	32,018	699,185	(656,899)	383,673
Total Lizhi Inc.'s shareholders' equity	392,677	(130,257)	(36,990)	(347,440)	514,687	392,677
Non-controlling interests	—	—	—	(13)	—	(13)
Total shareholders’ equity/(deficit)(2)	392,677	(130,257)	(36,990)	(347,453)	514,687	392,664
Total liabilities and shareholders’ equity/(deficit)	416,743	155,046	(4,972)	351,732	(142,212)	776,337
(1)	It represents the elimination of inter-company balances among LIZHI Inc., other subsidiaries, WFOEs, the VIEs and VIEs’ subsidiaries.
(2)	It represents the elimination of the investments among LIZHI Inc., other subsidiaries and the WFOEs.
(3)	It represents the elimination between the WFOEs and the VIEs and VIEs’ subsidiaries that we consolidate under U.S. GAAP (ASC 810).

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

The following tables present the summary cash flow data for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2020
		Other		VIEs and VIEs’
	LIZHI INC.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(7,745)	29,684	632	17,425	—	39,996
Investments in and loans to Group companies(2)	(120,281)	(129,130)	(148,751)	—	398,162	—
Other investing activities	—	—	—	(94,559)	—	(94,559)
Net cash used in investing activities	(120,281)	(129,130)	(148,751)	(94,559)	398,162	(94,559)
Capital contribution and loans received from Group companies(2)	—	120,281	129,130	148,751	(398,162)	—
Cash transferred from subsidiaries to parent company for reorganization	16,683	(16,683)	—	—	—	—
IPO and other financing activities	259,045	—	—	39,001	—	298,046
Net cash generated from financing activities	275,728	103,598	129,130	187,752	(398,162)	298,046

	For the Year Ended December 31, 2021
		Other		VIEs and VIEs’
	LIZHI INC.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(15,728)	(27,949)	20,974	(17,723)	—	(40,426)
Investments in and loans to Group companies(2)	(83,661)	—	(3,222)	—	86,883	—
Other investing activities	—	(222)	—	52,323	—	52,101
Cash repayment from Group companies	—	—	25,415	—	(25,415)	—
Net cash (used in)/generated from investing activities	(83,661)	(222)	22,193	52,323	61,468	52,101
Capital contribution and loans received from Group companies(2)	—	83,661	—	3,222	(86,883)	—
Cash repayment to Group companies	—	—	—	(25,415)	25,415	—
Follow-on public offering and other financing activities	183,191	—	—	29,491	—	212,682
Net cash generated from financing activities	183,191	83,661	—	7,298	(61,468)	212,682

	For the Year Ended December 31, 2022
		Other		VIEs and VIEs’
	LIZHI INC.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(11,752)	(63,071)	64,023	147,067	—	136,267
Investments in and loans to Group companies(2)	(50,204)	—	—	—	50,204	—
Other investing activities	(91,022)	(6,185)	(20,000)	(5,576)	—	(122,783)
Cash repayment from Group companies	3,677	649	31,111	—	(35,437)	—
Net cash (used in)/generated from investing activities	(137,549)	(5,536)	11,111	(5,576)	14,767	(122,783)
Capital contribution and loans received from Group companies(2)	—	50,204	—	—	(50,204)	—
Other financing activities	5	6,965	—	(2,199)	—	4,771
Cash repayment to Group companies	—	(3,647)	(29)	(31,761)	35,437	—
Net cash generated from/(used in) financing activities	5	53,522	(29)	(33,960)	(14,767)	4,771
(1)	For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to our PRC subsidiaries for technical development service fees were RMB5.9 million, RMB26.4 million and RMB76.0 million (US$11.0 million), respectively.
(2)	Represents the investment in and loans to WFOEs and other subsidiaries by the Parent, and intercompany loans among WFOEs, other subsidiaries, and VIEs, and the elimination among them. The Parent transfers cash to other subsidiaries by making capital contributions or providing loans, and other subsidiaries transfer cash to the WFOEs by making capital contributions or providing loans to them. The WFOEs also have intercompany loans with certain VIEs as part of our cash management program.

Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq Stock Market LLC, or the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 4, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”; “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from over-the-counter trading or delisted.”

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

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Doing Business in China

●	Uncertainties with respect to PRC laws and regulations, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could have a material and adverse effect on our business and results of operations, limit the legal protections available to you and us or otherwise adversely affect us.
●	Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content on our platforms.
●	Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.
●	Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation.
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from over-the-counter trading or delisted.

Risks Related to Our Business and Industry

●	If we fail to retain our existing users, to keep them engaged, to further grow our user base or to increase paying ratio, our business, operation, profitability and prospects may be materially and adversely affected.
●	The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.
●	We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.
●	Our content monitoring system may not be effective in preventing misconduct by our platforms’ users and misuse of our platforms and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.
●	We may fail to offer attractive audio content on our platforms.
●	We have limited experience in international markets. If we fail to meet the challenges presented by our expansion overseas, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Lizhi. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations and rules, or if these laws, regulations and rules or their interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.
●	We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Risks Related to our American Depositary Shares

●	Our ADSs have experienced and may continue to experience price and volume fluctuations regardless of our operating performance, which could lead to costly litigation for us and make an investment in us less appealing.
●	Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.
●	We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, there remain uncertainties regarding the outcome of these administrative and court proceedings.

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

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. Publicly traded companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. Furthermore, as of the date of this annual report, more campaigns, such as the “Clean Up the Internet 2021”, “Clean Up the Internet 2022” and “Clean Up the Internet 2023 Spring Festival”, have then been launched, which are reported to be aiming at, among others, rectifying a number of illegal activities in the internet information services industry.

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

China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, the recent banking turmoil in the United States and the European Union, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

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

While participating on our platforms, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Currently, other than the Civil Code of the PRC came into effect on 1 January 2021, or the Civil Code, which prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, there is no PRC law or regulation specifically governing virtual asset property rights (except for online game virtual currency and single purpose commercial prepaid cards). As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of online platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses if the online platform operators fail to fulfill their obligations as the service provider. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to Cybersecurity Review Measures, in addition to “critical information infrastructure operators”, network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. On November 14, 2021, the CAC published the Administration Regulations of Cyber Data Security (Draft for Comment), or the Draft Regulations for Cyber Data Security, which provides that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security and listing abroad of data processors processing over one million users’ personal information. The Draft Regulations for Cyber Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so. The Draft Regulations for Cyber Data Security have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage. If a final version of the Draft Regulations for Cyber Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Regulations for Cyber Data Security mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchange, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

On December 31, 2021, the CAC together with other regulatory authorities published Administrative Provisions on Algorithm Recommendation for Internet Information Services, effective on March 1, 2022 which provides, among others, that algorithm recommendation service providers shall (i) establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service; (ii) regularly review, evaluate and verify the principle, models, data and application results of algorithm mechanisms, (iii) strengthen information security management, establish and improve a feature database for identifying illegal and bad information, and improve entry standards, rules and procedures; and (iv) strengthen the management of user models and user labels, and improve the rules on points of interest recorded into user models and user label management, and shall not record illegal and harmful information keywords into the points of interest of users or use them as user labels to push information.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires that any data processor providing data collected and generated during operations within the territory of the PRC or personal information to an overseas recipient in the following situations shall report security assessment for its outbound data transfer to the CAC: (a) a data processor provides important data abroad; (b) a critical information infrastructure operator or a data processor processing personal information of more than one million individuals provides personal information abroad; (c) a data processor has provided personal information of more than one hundred thousand individuals abroad or sensitive personal information of more than ten thousand individuals abroad since January 1, 2021; and (d) other situations that are stipulated by CAC. For more details, please see “4.B. Business Overview – Regulations Related to Internet Information Security and Privacy Protection.”

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

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in accordance with the Law, emphasizing the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. Since 2021, the CAC issued a series of rule and regulations on the strengthened scrutiny over data and cyber security. For more details, see “—Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation.” On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. For more details, see “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” and “4.B. Business Overview – Regulations Related to M&A and Overseas Listings.”

If we are determined by CSRC that we need to complete the filing procedures for our future offshore offerings, or the CSRC, CAC or other regulatory agencies later promulgate and other new rules or explanations requiring us to complete filing procedures or obtain their approvals for our future offshore offerings, we may be unable to complete such filing procedures or obtain such approvals in a timely manner, or at all, and such filings or approvals may be rescinded even if completed or obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for Internet Platforms. This guideline prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-monopoly Guidelines for Internet Platforms further expressly states that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. In addition, Anti-monopoly Guidelines for Internet Platforms reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Since the Anti-monopoly Guidelines for Internet Platforms is relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. Furthermore, on June 24, 2022, the Standing Committee of the National People’s Congress published the amended Anti-monopoly Law, effective on August 1, 2022, which increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The amended Anti-monopoly Law also provides that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. See “Item 4. Information of the Company—4.B. Business Overview—Regulation.”

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

Under the PRC enterprise income tax law that became effective on January 1, 2008 and last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Taxation Administration, or the SAT, issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82,last amended on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

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

We have accrued in the financial statements but not made full contributions to the social insurance plans for employees as required by the relevant PRC laws and regulations. As of the date of this annual report, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, effective from 2008 and last amended in 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

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

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was last amended on December 30, 2019. On October 23, 2019, SAFE issued the Circular of Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, which took effect on October 23, 2019. Under SAFE Circular 19 and Circular 28, a foreign-invested enterprise, within the scope of business, may choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, provided that certain requirements and procedures shall be complied with, which will be regarded as the reinvestment of foreign-invested enterprise. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

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

We are a holding company incorporated in the Cayman Islands. In 2020, 2021 and 2022, our subsidiaries and the VIEs (including their subsidiaries) located in the PRC have not paid dividends. However, the payment of dividends by our PRC subsidiaries and PRC VIEs is an important source of income for us to meet our financing need, and such payment is and may be subject to various restrictions. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain surplus or reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2022, appropriations to statutory reserves amounting to RMB0.5 million were made by one of the variable interest entities and its subsidiary. The reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries, the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from over-the-counter trading or delisted.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as initially enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the recently passed fiscal year 2023 omnibus spending legislation. It requires the SEC to prohibit an issuer’s securities from trading on U.S. markets if the SEC identifies such issuer to be a Commission-Identified Issuer for two consecutive years. Accordingly, it will reduce the time period before our ADSs will be delisted from the exchange or prohibited from trading on the Nasdaq or prohibited from over-the-counter trading in the U.S.

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

Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. To do so, we would have to ensure, among other things, that we adequately and timely respond to changes in user preferences, attract and retain popular hosts, continue to provide user-friendly experience and improve user experience, and curate our hosts to offer new and high-quality features and content that attract new users while keep the existing users interested. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user retention, growth and engagement, including if:

●	we fail to provide sufficient, high-quality user-generated audio content that keep our users interested and draw them to our platforms;
●	we are unable to provide user-friendly experience to our hosts or users or continue innovating our products to improve user experience;
●	we fail to identify key changes in user preferences in a timely manner or effectively respond to the changing user preferences;
●	we fail to keep pace with changes in technologies;
●	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;
●	we fail to comply with applicable laws and regulations, including those related to illegal or inappropriate content;
●	our hosts fail to keep our users engaged with our services or platforms;
●	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;
●	we fail to address user concerns related to privacy and communication, safety, security or other factors; and
●	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations, government mandates or app store policies.

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

Although we have signed contracts with some of our hosts or guilds that contain non-compete clauses, popular hosts may still choose to depart us when their contract period ends, and their departure may cause a corresponding decline in our user base. Sometimes, our hosts may leave us to join a competing platform, whereas hosts from a competing platform may also choose to join us, in both of which scenarios legal and commercial dispute may arise. These disputes may distract management and impose additional costs on us. Departures of our hosts, particularly popular hosts, will have a negative impact on our user retention and reputation which may be material to our operations. To retain popular hosts, we must devise better compensation schemes, improve our monetization capabilities and help the popular hosts reach a wider audience. Although we strive to improve ourselves in these respects, we cannot guarantee that our hosts will not leave us even if we do our best to retain them. We launched certain incentive programs to encourage content creation, enhance user spending and attract more hosts and users to our platforms, however, we cannot guarantee you that the hosts attracted to our platforms due to those incentive programs will remain active after we terminate such programs. We may continue to launch such incentive programs at our discretion in the future. However, we cannot assure you that such incentive programs will achieve the anticipated effect, or be effective at all. Our competitors may adopt similar incentive programs, and the incentive activities we provide to hosts may become less attractive, thereby impairing the effectiveness of our incentive program. Even if we continue to implement such incentive activities in the future, there is no guarantee that we will be able to attract or retain hosts through these activities. We may terminate such incentive programs in the future, which may discourage hosts from engaging with users on our platforms and therefore have an adverse impact on our results of operations. In the event we re-launch such incentive program in the future, there will be no assurance that it will achieve the anticipated effect to attract talents and enhance user spending.

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

In addition, we largely rely on our hosts to create high-quality audio content as almost all of our audio content offerings are generated by users. We have in place a revenue sharing mechanism to encourage hosts to supply content that are attractive to our users. However, we may not be able to provide the most competitive compensation to hosts under this mechanism. We launched certain incentive programs to encourage content creation, enhance user spending and attract more hosts and users to our platforms, however, we cannot guarantee you that the hosts attracted to our platforms due to those incentive programs will remain active after we terminate such programs. For details, please refer to “—We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.” If we fail to observe the latest trends and timely guide hosts and guilds accordingly, or fail to attract or maintain a good relationship with hosts who are capable of creating content based on popular genres, or if hosts fail to produce popular content, our users number may decline and our business, financial condition and results of operations may be materially and adversely affected.

We have incurred net losses in the past, and we may continue to incur losses in the future.

In 2020 and 2021, we incurred a net loss of RMB82.2 million and RMB127.3 million, respectively. Although we recorded a net income of RMB86.5 million in 2022, there is no guarantee that we will remain profitable and will not incur further net losses in the future.

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

We launched our first App, LIZHI App, in 2013 and have developed other products during the past years. The number of average total mobile MAUs on a yearly basis had consecutively increased year-over-year from 2017 to 2021 which amounted to 58.4 million and decreased to 50.4 million in 2022 primarily due to our strategic optimization of user acquisition model, while there were some fluctuations on a quarterly basis. And the average total monthly paying users on a yearly basis had consecutively increased year-over-year from 2017 to 2021 which amounted to 488.0 thousand and decreased to 483.9 thousand in 2022 primarily due to our strategic optimization of user acquisition model, while there were some fluctuations on a quarterly basis as well. And we have experienced a general growth in full year revenues during the past years. However, our growth in the recent years may not be indicative of our future performance, as our operating results represent a limited size of samples of operating results and may be hard to be repeated in the future.

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

As the online audio industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Some of our current monetization methods are relatively recent innovations of the online audio industry and their long-term sustainability have not been tested. Meanwhile, we have explored and will continuously explore new monetization methods and client retention strategies, which may or may not be a success. Due to the initial success of the interactive audio products, we plan to continue to strengthen and expand our interactive audio product offerings. Since December 2020, we started to collaborate with a number of automobile manufacturers and Internet of Vehicles platforms in China. Currently, our in-car audio product together with our extensive audio content are available on certain automobile models through in-car intelligent systems or Internet of Vehicles platforms. In October 2020, we launched TIYA App in the United States, a voice-based social networking app, and are in the process of developing other social networking products and features. In January 2021, we also launched the LIZHI Podcast app, a new podcast app to provide high-quality curated podcast content drawn from our extensive content library built over the years as well as new podcasts to be provided by selected content creators. Currently, users can access our content library via LIZHI App and LIZHI Podcast app installed on their mobile devices as well as via our in-car audio product. We cannot assure you that our efforts will continue to achieve satisfactory results. Neither could we assure you that our ongoing and future attempts to innovate our communities and monetize our users will always be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge. In addition, any new and experimental products that we may develop and launch in the future may not be well received by our targeted users and may be affected by adverse industry trends such as evolving development, interpretation and implementation of applicable laws and regulations. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”

Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating history in an evolving industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	develop new monetization methods;
●	provide new content that is appealing to our users;
●	adapt to and comply with the evolving regulatory framework on online audio and entertainment;

●	compete with other innovative forms of entertainment for our users’ time;
●	maintain stable relationships with popular hosts;
●	expand to new geographic markets with high growth potential; and
●	cope with the COVID-19 and its impact on our business, operation and financial condition.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. For risks related to the COVID-19, see “—We face risks related to the outbreak of COVID-19.” If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenue and operating margin may decline.

We face risks related to the outbreak of COVID-19.

The outbreak of the COVID-19 pandemic and subsequent outbreaks driven by new variants of COVID-19 have brought uncertainties and interruptions to China’s macroeconomics and the global economy and may have adverse effects on our operations. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 or its variants infections have emerged, such as the infections caused by the Omicron variants emerged in late 2021 and spread across the globe including in China in early 2022. The Chinese government as well as many other countries in the world have taken various measures to constrain the outbreak. The COVID-19 pandemic has caused, and may continue to cause, companies in China, including us, to implement temporary adjustment of work schemes allowing employees to work from home and other measures that may impact our operation. We prioritize the health and safety of our employees, and have taken various preventative and quarantine measures across the Company soon after the outbreak. As a result of the COVID-19 outbreak and its continued influence, our normal work schedule and results of operations may continue to be subject to potential adverse impact caused by COVID-19, and our revenues for the periods during which the COVID-19 pandemic continues to have an impact may be difficult to predict. In addition, the disposable income of certain of our users may decrease or have decreased as a result of the impact of the COVID-19 pandemic, which may also adversely affect our performance.

China began to modify its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. While many aspects of daily life in China gradually returned to normal routine since 2023, the situation in China and other countries and regions is still evolving, bringing with it unprecedented levels of macroeconomic disruption and uncertainties across the globe. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including the possibility of a resurgence of the COVID-19 outbreak in China, the duration and severity of the pandemic, the actions taken to contain the virus or treat its impact, the development and efficiency of vaccine programs and other actions taken by governments, companies and individuals in response to the virus and resulting economic disruption.

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

On May 14, 2019, the Internal Office of Department of Culture and Tourism issued a notice that local culture and tourism authority will no longer be in charge of issuing approvals for Internet Culture Operation License to companies with the business scope in online gaming and publication of virtual currency. It is not clear from this notice or other applicable laws and regulations whether a second government office will regulate the online gaming and publication of virtual currency by form of an approval license or other methods. Our Internet Culture Operation Licenses were respectively renewed in March 2022, August 2022 and November 2022. We currently plan to apply for permit or approval on virtual currency operation from the applicable authority once the regulatory body is clarified.

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

To manage our growth and maintain profitability, we expect our costs and expenses to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational, informational and financial systems, procedures and controls on an as-needed basis. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with hosts and users. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Continued growth could end up straining our ability to maintain reliable service levels for all of our users and hosts, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed. In addition, the impact brought by the COVID-19 pandemic on our business, operating results and financial condition in the foreseeable future is highly uncertain and cannot be predicted. See “—We face risks related to the outbreak of COVID-19.”

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

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

●	the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and the research and development abilities of us and our competitors;
●	the unique content, services, products and interactive community we offer on our platforms that distinguish ourselves from other competing platforms;
●	changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;
●	acquisitions or consolidation within our industry, which may result in more formidable competitors; and

●	our reputation and brand strength relative to our competitors.

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

The average total monthly paying users on a yearly basis had consecutively increased year-over-year from 2017 to 2021 which amounted to 488.0 thousand and decreased to 483.9 thousand in 2022 primarily due to our strategic optimization of user acquisition model, while there were some fluctuations on a quarterly basis. Whether we can grow our paying user base in the future depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular host that they used to follow financially, and an overall worsening economic condition can lower disposable income for all existing paying users, causing them to spend less on our platforms. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future. Any decline in the number or quality of our paying user base or our paying ratio may materially and adversely affect our results of operations and financial results. See “—Our existing revenue model may not remain effective and our business may suffer if we fail to successfully implement our monetization strategies.”

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

We rely on third-party mobile application distribution channels such as Apple’s App Store, various Android’s App Stores and other channels to distribute our mobile application to users. We expect a substantial number of downloads of our mobile application will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any other major distribution channels interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. We have experienced in the past removal or suspension of our apps by mobile application stores for reasons such as government scrutiny on our business or industry or enhanced compliance requirements by such third-party platforms. Our apps are currently available for download in all major app stores, including Apple’s and Android’s App Stores. Although there is no any suspension events in 2022, we have experienced temporary removal from various applicable stores in the past. Those incidents of download suspension were temporary and did not affect our existing users, and therefore did not have any material adverse impact on our results of operations. We cannot assure you that our apps will not be removed again by a third party mobile application distribution channel in future and our business operation, reputation and financial conditions may be negatively affected. In addition, we may rely on such third party platforms as our payment channels including through in-app purchases. Any suspension or removal of our apps from these platforms may result in material adverse impact on our results of operations due to the unavailability of such payment channels.

Increases in the costs in relation to content creators, such as higher hosts’ compensation and costs of discovering and cultivating a top host, may have an adverse effect on our business, financial condition and results of operations.

We depend upon content creators, i.e., our podcasts and live streaming hosts, to continuously provide a large variety of high-quality content on our platforms, which is a key factor of engaging and satisfactory user experience that ensures long-term user stickiness. We also rely on our interactive audio products hosts to provide fun and engaging experience to users of our interactive audio products. On one hand, we discover, curate and cultivate top hosts who self-register on our platforms as a host. On the other hand, we compete with other audio platforms for active, popular or celebrity hosts. To attract and retain top hosts and maintain the high level of content quality, we enter into contracts with our hosts under which such hosts are usually paid a certain percentage of the sales of virtual gifts or currency that they receive. The compensation to and the cost to discover, train and develop a top host may increase as the competition intensifies. If our content creators become too costly, we will not be able to produce high quality content at commercially acceptable costs. If our competitors’ platforms offer higher revenue sharing percentage with an intent to attract our popular hosts and content creators, costs to retain such hosts and content creators may increase. We launched certain incentive programs to encourage content creation, enhance user spending and attract more hosts and users to our platforms, however, we cannot guarantee you that the hosts attracted to our platforms due to those incentive programs will remain active after we terminate such programs. For details, please refer to “—We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.” Furthermore, as our business and user base further expands, we may have to devote more resources in encouraging our hosts to produce content that meets the evolving interests of a diverse user base, which would increase the costs of content on our platforms. If we are unable to generate sufficient revenues that outpace our increased costs in relation to content creators, our business, financial condition and results of operations may be materially and adversely affected.

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

On August 17, 2021, the State Council promulgated the Regulations on Key Information Infrastructure Security Protection, which has become effective on September 1, 2021. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See also “—Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation” and “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

Our operations mainly depend on the performance of the internet infrastructure, fixed telecommunications networks and mobile operating systems in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

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

Our overall network relies on bandwidth connections provided by third-party operators and we expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our business, financial condition and results of operations. See “—Our operations mainly depend on the performance of the internet infrastructure, fixed telecommunications networks and mobile operating systems in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.”

We also depend on the third-party online payment systems for sales of our products and services. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual gifts online, in which case our results of operations would be negatively impacted.

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

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. Moreover, the PRC Constitution, the PRC Criminal Law, the General Rules of the PRC Civil Law and the Cybersecurity Law protect individual privacy in general, which require certain authorization or consent from internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations. See also “—Any compromise to the cyber security of our platforms could materially and adversely affect our business, reputation and results of operations.” Furthermore, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile app only collects basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

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

Because of ambiguities in the intellectual property laws and difficulties in enforcement, intellectual property right protection in China may involve uncertainties. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially adversely affect our financial condition and results of operations.

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

We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits in the past, and if similar events occur again in the future, they could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

In the past, we defended against the putative class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Litigation.” Although such putative class action lawsuits had been dismissed in full by both state and federal courts, we anticipate that we could continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Negative publicity involving us, our hosts, our users, our management, our content, our platforms or our business model may materially and adversely harm our brand and our business. See “—We may be liable for intellectual property infringement relating to intellectual properties of third parties, which may materially and adversely affect our business, financial condition and prospects.” We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, users, customers and platforms’ partners. For instance, Mr. Yipeng Li, who has been our independent director since our initial public offering, was named as one of the defendants in an ongoing securities class action lawsuit against Sunlands Technology Group originally filed on June 27, 2019 with United States District Court Eastern District Court of New York (case number 1:19-cv-03744-FB-SMG), and another two ongoing securities class actions against Cloopen Group Holding Limited originally filed on April 19, 2021 with New York state court (index no: 652617/2021) and on December 10, 2021 with New York federal court (case no: 1:21-cv-10610-JGK), respectively, alleging misrepresentation contained in the registration statement in connection with such company’s initial public offering. No conclusive judicial decision has been made with respect to the lawsuits above. There has been negative publicity about our platforms and the misuse of our services by certain hosts and users. Such negative publicity may divert our management’s attention and materially and adversely impact our business, financial condition and results of operations.

We generate a portion of our revenues from podcast, advertising and others. If we fail to maintain or grow podcast, advertising and others revenue, our financial results may be adversely affected.

In 2020, 2021 and 2022, we generated RMB21.8 million, RMB18.0 million and RMB11.0 million (US$1.6 million) of net revenues from podcast, advertising and others, representing 1.4%, 0.9% and 0.5% of our total net revenues for the same periods. While our revenue generated from podcast, advertising and others represents a small portion of our revenue, our financial results could be adversely affected if we fail to maintain or grow it in the future. In addition, one or a few of our advertising business customers may account for a large portion of the total accounts receivable. If we fail to collect our receivable balance from our key customers in our advertising business, our financial results may be adversely affected.

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

COVID-19, a novel strain of coronavirus, has spread worldwide. The COVID-19 outbreak has brought uncertainties and interruptions to global economy and caused significant volatility across the financial markets. We believe that our current cash and cash equivalents, together with our cash generated from operating activities, financing activities, our initial public offering and follow-on offering, will be sufficient to meet our present anticipated working capital requirements and capital expenditures. However, if the impact of the COVID-19 and volatility in the financial markets continue, our financing activities in future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity. For other risks related to the COVID-19, see “—We face risks related to the outbreak of COVID-19.”

We have significant working capital requirements and had working capital deficits in the past. If we experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

As a result of the efforts in expanding our business, we had a working capital deficit in 2019. Although we have achieved a positive working capital of RMB352.0 million (US$51.0 million) as of December 31, 2022, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control. There can be no assurance that we will be able to continue to successfully taking measures such as prudently managing our working capital or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

Since the completion of our initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we included a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

In the course of preparing our consolidated financial statements in the prior years, we identified one material weakness which has not been remedied in our internal control over financial reporting as of December 31, 2022. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting. While we are in the process of implementing plans to remediate this material weakness, there is no assurance that we will not have material weaknesses or significant deficiencies in the future.

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

As of February 28, 2023, awards to purchase 86,290,620 Class A ordinary shares under the Second Amended and Restated 2019 Share Incentive Plan have been granted and outstanding. A number of awards become vested upon the completion of our initial public offering in January 2020 and we recognized a significant amount of share-based compensation expenses upon then. As of December 31, 2022, our total unrecognized share-based compensation related to the Second Amended and Restated 2019 Share Incentive Plan amounted to RMB62.5 million (US$9.1 million). We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are exploring opportunities overseas since 2019. We launched TIYA App, an audio-based social networking product, in the United States in October 2020. In 2022, we started to incubate new applications in other international markets. We have limited experience in international markets and we expect to enter and expand our operations in international markets. Global expansion could expose us to a number of risks, including:

●	compliance with applicable foreign laws and regulations, including but not limited to internet content provider licenses, internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements;
●	tensions between China and the United States or among other government authorities in countries or regions where we operate;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include popular hosts and their agencies, third parties that promote our platforms and applications and third parties that provide us technology support;
●	challenges in formulating effective marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
●	challenges in attracting users to generate appealing content on our overseas platforms;
●	challenges associated with internet infrastructure and telecommunication network services overseas and risks of system security breaches;
●	local competition;
●	local employment laws and practices;
●	fluctuations in currency exchange rates;
●	exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment risks;
●	increased costs associated with doing business in foreign jurisdictions; and
●	COVID-19 or other pandemic outbreaks in various overseas locations.

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

Risks Related to Our Corporate Structure

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of Lizhi. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership is prohibited in industries of online audio program services and internet cultural business (excluding music), foreign ownership of an internet content provider in managing value-added telecommunications business may not exceed 50%. We are a company registered in the Cayman Islands and Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”), Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”), Guangzhou Yuechuang Information Technology Co., Ltd. (“Guangzhou Yuechuang”), Guangzhou Yuyin Information Technology Co., Ltd. (“Guangzhou Yuyin”) and Guangzhou QingYin Information Technology Co., Ltd. (“Guangzhou QingYin”) (our wholly-owned subsidiaries in China) are considered foreign-invested enterprises, or WFOEs. To comply with PRC laws and regulations, our WFOEs conduct our business in China mainly through Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”) and Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”), the VIEs, and their respective subsidiaries, based on a series of contractual arrangements by and among our WFOEs, the VIEs and the respective shareholders of the VIEs. As a result of these contractual arrangements, we consolidate the VIEs and their subsidiaries’ financial results in our financial statements under U.S. GAAP. The VIEs hold the licenses, approvals and key assets that are essential for our operations. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”

In the opinion of our PRC counsel, Fangda Partners, based on its understanding of the relevant PRC laws and regulations, each of the contractual arrangements among each of our WFOEs, the VIEs, and their respective shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. In addition, PRC government authorities may deem that foreign ownership is directly or indirectly involved in each of the VIE’s shareholding structure. If we are found in violation of any PRC laws or regulations, or if the contractual arrangements among any of our WFOEs, the VIEs and/or their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our apps/websites;
●	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;
●	imposing additional conditions or requirements with which we may not be able to comply; or
●	taking other regulatory or enforcement actions against us that could be harmful to our business.

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

Most of the nominee shareholders of the VIEs are also beneficial owners of the Company. Particularly, nominee shareholders of Guangzhou Lizhi are: (i) Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司) (84.81%), 50% of whose interest is owned by Ms. Juan Ren, our Vice President and director, and the other 50% of whose interest is owned by Mr. Zelong Li, our Chief Operating Officer; (ii) Mr. Ning Ding (7.50%), our co-founder, Chief Technology Officer, and the beneficial owner of the shares held by Voice Intelligence Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市大音若希企业管理中心(有限合伙)) (7.69%), 99.99% of whose interest is owned by Mr. Ning Ding. Guangzhou Lizhi operates our LIZHI App. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures, which could have uncertain results. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

There remain uncertainties regarding the ultimate outcome of such arbitration award should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to consolidate the operating results of the VIEs, and our ability to conduct our business may be negatively affected.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. For more details, please see “4.B. Business Overview – Regulations Related to M&A and Overseas Listings.”

Furthermore, on December 28, 2021, the CAC together with other regulatory authorities officially announced the Cybersecurity Review Measures. In accordance with the Cybersecurity Review Measures, network platform operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when listing abroad. On November 14, 2021, the CAC published the Administration Regulations of Cyber Data Security (Draft for Comment), which provides that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security and listing abroad of data processors processing over one million users’ personal information.

As these opinions and regulations were newly issued and there are no further explanations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions and regulations. In addition, new rules or regulations promulgated in the future could impose additional requirements on us.If the CSRC or other relevant PRC regulatory agencies subsequently determine that approval or filing is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs either in accordance with the Trial Measures or any new rules or regulations promulgated in the future, we cannot guarantee that we will be able to obtain such approval or complete such filing in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC or other PRC regulatory agencies’ approval or completing filing with CSRC or other PRC regulatory agencies to the extent they are required, or if we are unable to comply with any new approval or filing requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions and regulations, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through the VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their shareholders, including the powers of attorney, to direct and operate business of the VIEs. These contractual arrangements are intended to allow us to exercise all the management rights over the VIEs and obtain economic benefits from them. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for more details about these contractual arrangements. In particular, our ability to direct the VIEs depends on the powers of attorney, pursuant to which Hongyi Technology and Guangzhou QingYin (our WFOEs) can exercise all shareholders rights in the VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

Although we have been advised by our PRC counsel, Fangda Partners, that each of the contractual arrangements among each of our WFOEs, the VIEs, and shareholders of the VIEs is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIEs and their subsidiaries as direct ownership. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. Although Hongyi Technology or Guangzhou QingYin has an option, subject to the registration process with PRC governmental authorities, to purchase the equity of the VIEs, if the shareholders of VIEs do not cooperate or there are any disputes relating to these contractual arrangements, we will have to enforce our rights under these contracts under PRC laws through arbitration, litigation and other legal proceedings. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China, which could have uncertain results. Meanwhile, there are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the financial results of such entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our business, financial condition and results of operations.

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

The shareholders of the VIEs include persons who are also our shareholders or affiliates of our shareholders, and, in some cases, our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of the VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint Hongyi Technology or Guangzhou QingYin (our WFOEs) to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also uncertainty as to the outcome of any such legal proceedings.

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

As of February 28, 2023, our founder, Chief Executive Officer and Chairman, Mr. Jinnan (Marco) Lai, through entities controlled by him, holds 18.5% of our total outstanding ordinary shares, representing 61.7% of our total voting power, excluding 5,395,630 Class A ordinary shares held by Kastle Limited which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors. As a result, Mr. Lai is expected to have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of substantially all of our assets, election of directors and related party transactions.

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

Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as Hongyi Technology or Guangzhou QingYin, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund the statutory surplus fund or general reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary surplus fund or enterprise expansion fund and staff bonus and welfare fund. These funds are not distributable as cash dividends. For more detail on those limits, see “—Risks Related to Doing Business in China—Our PRC subsidiaries and PRC VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.” Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The internet content service, internet audio-visual program services and online culture activities that we conduct through the VIEs are subject to foreign investment restrictions/ prohibitions set forth in the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) and the Catalog of Industries for Encouraging Foreign Investment (2022 Version) issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new “negative list” to be issued under the PRC Foreign Investment Law will be different from the foregoing lists that already exist.

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

As of December 31, 2022, we lease 22 premises in China and overseas, including our headquarters in Guangzhou. As to some of our leased properties, our landlords did not provide us with sufficient property title certificates or other supporting documents to prove ownership of the leased properties. We also lease some properties constructed on lands allocated by government on certain conditions. The lease of structures on allocated lands shall meet relevant requirements and be approved by the competent authorities. If our landlords’ ownership of the leased properties is successfully challenged by a third party or our landlords lease the relevant properties on allocated lands without approval, our lease agreements may not be enforceable and we may be forced to vacate the premise and relocate to a different premise. We cannot assure you that we will cause all of our landlords to provide sufficient property title certificates and obtain approvals in time, or at all, and if we have to relocate, our business may be disrupted and we may incur additional expenses. Some of such landlords have not registered the lease agreements with the government authorities or have not completed the registration process with respect to their ownership rights to the leased premises. We may be subject to monetary fines due to failure by the landlords to complete the registration process as required by applicable laws.

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

Stock markets are subject to significant price and volume fluctuations that may be unrelated to the operating performance of particular companies and the market price of our ADSs may therefore frequently change as a result. For example, during the year ended December 31, 2022, the high and low closing prices of our ADSs were US$2.07 and US$0.38 per ADS, respectively, and the closing price of our ADSs on February 28, 2023 was US$0.825 per ADS. Meanwhile, our net revenues during the fiscal year 2022 increased by 3.1% from the prior year and we recorded a net income RMB86.5 million in 2022, compared to a net loss of RMB127.3 million in 2021. The market price of our ADSs have fluctuated and may continue to fluctuate substantially due to a variety of factors, including our financial condition, operating performance, quarterly fluctuations in our results of operations, our ability to execute on our current growth strategy in a timely fashion, announcements about technological innovations or new products or services by us or our competitors, market acceptance of new products and services offered by us, changes in our relationships with our suppliers or customers, our ability to meet analysts’ expectations, changes in the information technology environment, changes in earnings estimates by analysts, sales of our ADSs by existing holders, and the loss of key personnel. Possible exogenous incidents and trends may also impact capital markets and our own ADS prices, including but not limited to foreign and cross border altercations, political unrest, geopolitical conflict, pandemic and cyberterrorism on a global scale.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control or regardless of our operating performance. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new product and service offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our products and services or our industry;
●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease.

Our ADSs are listed on the Nasdaq. In order to maintain our listing, we must meet minimum financial and other requirements, including the minimum bid price requirement of $1.00 per share for continued listing, as set forth in Nasdaq Listing Rule 5450(a)(1). In October 2022, we received a letter dated October 11, 2022 from the Nasdaq indicating that, based upon the closing bid price of our ADSs for the prior 30 consecutive business days, the Company is not currently in compliance with the $1.00 minimum bid price requirement. The notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), we had 180 days, or until April 10, 2023, to regain compliance with the minimum bid price requirement. On March 29, 2023, we announced that we received approval from the Nasdaq to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. In connection with the transfer to the Nasdaq Capital Market, on April 11, 2023, Nasdaq granted us an additional 180-day period (or until October 9, 2023) to regain compliance with the requirement that the bid price of our ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days.

There can be no assurance that we will meet the minimum bid price requirement or any other requirements in the future. The failure to maintain our listing on the Nasdaq would have an adverse effect on the market price and liquidity of our ADSs. Without a Nasdaq listing, shareholders may have a difficult time getting a quote for the sale or purchase of our ADSs, the sale or purchase of our ADSs would likely be made more difficult, and the trading volume and liquidity of our ADSs could decline. Delisting from the Nasdaq could also result in negative publicity and could make it more difficult for us to raise additional capital.

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

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of February 28, 2023, Mr. Jinnan (Marco) Lai, our Founder, Chief Executive Officer and Chairman, and Mr. Ning Ding, our Co-founder and Chief Technology Officer, beneficially own all of our issued Class B ordinary shares. They in the aggregate hold approximately 22.3% of our total issued and outstanding share capital and 74.2% of the aggregate voting power of our total issued and outstanding share capital, excluding 5,395,630 Class A ordinary shares held by Kastle Limited, which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors as of February 28, 2023. As a result of this dual-class share structure, the holders of our Class B ordinary shares have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit the ability of the holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

During the past periods, securities of certain companies have increasingly experienced significant and extreme volatility in stock price due to short sellers of shares of common stock and buy-and-hold decisions of longer investors, resulting in what is sometimes described as a “short squeeze.” Short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Sharp rises in a company’s stock price may force traders in a short position to buy the stock to avoid even greater losses. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. We may be a target of a short squeeze, and investors may lose a significant portion or all of their investment if they purchase our ADSs at a rate that is significantly disconnected from our underlying value.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of February 28, 2023, we had 1,036,498,870 ordinary shares outstanding, being the sum of 805,283,870 Class A ordinary shares (excluding 5,395,630 Class A ordinary shares held by Kastle Limited) and 231,215,000 Class B ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the Class A ordinary shares underlying your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers named in this annual report reside within China and are nationals of countries other than the United States, all of our directors and officers are located outside of the Cayman Islands, and most of the assets of these persons are located within China. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where the directors and officers are located.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by the Second Amended and Restated Memorandum and Articles of Association, the Companies Act (as amended) and common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of the English courts are of highly persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of securities laws of the United States, or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of securities laws of the United States that are penal in nature. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes—Oxley Act of 2002 and the other rules and regulations of the SEC, which may adversely affect our financial condition and results of operations.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (as amended) of the Cayman Islands nor our Memorandum and Articles requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual general meetings and do not hold an annual general meeting of shareholders every year. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

We were likely a passive foreign investment company, or PFIC, for 2022 and there is a significant risk that we will be a PFIC for 2023 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to our average quarterly market capitalization for that year. Because our market capitalization declined substantially during 2022, we believe we were likely a PFIC for our 2022 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2023 and possibly future taxable years. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear, and we have not obtained any valuation of our assets (including goodwill). Moreover, it is not entirely clear how the contractual arrangements between us, our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year for which we would not otherwise be a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2023 or any future taxable year. U.S. holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules.

If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless a “deemed sale” election is made. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits in the past, and if similar events occur again in the future, they could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition and results of operations.

ITEM 4.INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History

We commenced operations in 2010 with the establishment of Guangzhou Lizhi.

In November and October 2010, each of Lizhi Holding Limited and LIZHI INC., our wholly owned subsidiaries, was incorporated in Hong Kong and the British Virgin Islands, respectively.

In March 2011, Beijing Hongyiyichuang Information Technology Co., Ltd., or Hongyi Technology, our wholly owned subsidiary, was established in the PRC. In March 2011, due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Hongyi Technology entered into a series of contractual arrangements, as supplemented and amended, with Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, by which Hongyi Technology may consolidate Guangzhou Lizhi’s financial statements under U.S. GAAP. For details, please refer to “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”

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

In July 2016, Guangzhou Huanliao Network Technology Co., Ltd., was established in the PRC by Guangzhou Lizhi. In March 2019, Guangzhou Tiya, our wholly owned subsidiary, was established in the PRC. In May 2019, Guangzhou Tiya entered into a series of contractual arrangements with Guangzhou Huanliao and then shareholder of Guangzhou Huanliao, by which Guangzhou Tiya may consolidate Guangzhou Huanliao’s financial statements under U.S. GAAP. To streamline our operations in China, we terminated the entire series of VIE arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin, our wholly owned subsidiary established in July 2022 in the PRC, entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholders of Guangzhou Huanliao in July 2022, which were amended and restated in January 2023, and by which Guangzhou QingYin may consolidate Guangzhou Huanliao’s financial statements under U.S. GAAP. Guangzhou Yuyin and Guangzhou Yuechuang, our wholly owned subsidiaries established in August 2022 and February 2022, respectively, have not entered into any contractual arrangements with the VIEs and the VIEs’ subsidiaries. For details, please refer to “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”

As such, we refer to each of Hongyi Technology, Guangzhou Tiya and Guangzhou QingYin as our wholly foreign owned entity, or WFOE, and to each of Guangzhou Lizhi and Guangzhou Huanliao as our variable interest entity, or VIE, in this annual report.

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

VOCAL BEATS Inc. (formerly known as NASHOR INC. and Sugar Chat Inc.) was incorporated in March 2019 under the laws of the British Virgin Islands. NASHOR PTE. LTD. (formerly known as SUGAR CHAT PTE. LTD.) was incorporated in April 2019 and TIYA PTE. LTD. was incorporated in July 2019 under the laws of Singapore for the purposes of carrying out our overseas operations.

We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through the VIEs, Guangzhou Lizhi and Guangzhou Huanliao. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” Guangzhou Lizhi and Guangzhou Huanliao and their respective subsidiaries hold our ICP License, Internet Culture Operation License, Radio and Television Program Production and Operating Permit, and other licenses or permits that are necessary for our business operations in the PRC.

In January 2020, we completed an initial public offering in which we offered and sold an aggregate of 82,000,000 Class A ordinary shares in the form of ADSs. On January 17, 2020, we completed our IPO on the Nasdaq Global Market and our ADSs are traded under the symbol “LIZI.”

In October 2020, we launched TIYA App operated by TIYA PTE. LTD. In January 2021, we launched LIZHI Podcast operated by Guangzhou Lizhi. In February 2020, TIYA INC. was incorporated under the laws of British Virgin Islands.

We raised approximately US$30,000,002 of gross proceeds before deducting placement agent fees and other offering expenses through a follow-on offering in April 2021.

In April 2022, TIYA Co. LTD was incorporated and FUNAGE FZ-LLC was incorporated in Japan and UAE, respectively.

In March 2023, we received approval from the Nasdaq to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. Our ADSs have been listed on the Nasdaq Capital Market since March 30, 2023, and prior to that were listed on the Nasdaq Global Market from January 17, 2020 to March 29, 2023, both under the symbol “LIZI”. Each ADS represents 20 of our Class A ordinary shares.

Corporate Information

Our principal executive offices are located at Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, People’s Republic of China. Our telephone number at this address is +86 20 8381-8791. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York. Our corporate website is www.lizhiinc.com. Our investor relations website is ir.lizhi.fm. The information contained in our website is not a part of this annual report.

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

On November 14, 2021, the CAC published the Administration Regulations of Cyber Data Security (Draft for Comment), or the Draft Regulations for Cyber Data Security, which provides that data processors conducting certain activities must apply for cybersecurity review, including, among others, merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security and listing abroad of data processors processing over one million users’ personal information. The Draft Regulations for Cyber Data Security also requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. The Draft Regulations for Cyber Data Security also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year. As advised by our PRC legal counsel, the Draft Regulations for Cyber Data Security have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If a final version of the Draft Regulations for Cyber Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Regulations for Cyber Data Security mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchange, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.

On December 31, 2021, the CAC together with other regulatory authorities published Administrative Provisions on Algorithm Recommendation for Internet Information Services, effective on March 1, 2022 which provides, among others, that algorithm recommendation service providers shall (i) establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service; (ii) regularly review, evaluate and verify the principle, models, data and application results of algorithm mechanisms, (iii) strengthen information security management, establish and improve a feature database for identifying illegal and bad information, and improve entry standards, rules and procedures; and (iv) strengthen the management of user models and user labels, and improve the rules on points of interest recorded into user models and user label management, and shall not record illegal and harmful information keywords into the points of interest of users or use them as user labels to push information.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires that any data processor providing data collected and generated during operations within the territory of the PRC or personal information to an overseas recipient in the following situations shall report security assessment for its outbound data transfer to the CAC: (a) a data processor provides important data abroad; (b) a critical information infrastructure operator or a data processor processing personal information of more than one million individuals provides personal information abroad; (c) a data processor has provided personal information of more than one hundred thousand individuals abroad or sensitive personal information of more than ten thousand individuals abroad since January 1, 2021; and (d) other situations that are stipulated by CAC.

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

On February 17, 2023, the CSRC promulgated the Trial Measures, effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. For more details, please see “4.B. Business Overview – Regulations Related to M&A and Overseas Listings.”

As these opinions and regulations were newly issued, there are still uncertainties regarding the interpretation and implementation of such opinions and regulations. In addition, new rules or regulations promulgated in the future could impose additional requirements on us. If the CSRC or other relevant PRC regulatory agencies subsequently determine that approval or filing is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs either in accordance with the Trial Measures or any new rules or regulations promulgated in the future, we cannot guarantee that we will be able to obtain such approval or complete such filing in a timely manner to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments and requirements regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in relation to our previous issuance of securities.

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through the VIEs, Guangzhou Lizhi and Guangzhou Huanliao, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business. We control Guangzhou Lizhi and Guangzhou Huanliao, the VIEs, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Guangzhou Lizhi and Guangzhou Huanliao. It is the VIEs that hold our key operating licenses, provide services to our customers, and enter into contracts with our suppliers. These contractual arrangements entered into with the VIEs allow us to (i) exercise all the management rights over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the operation agreement, equity pledge agreement, exclusive equity transfer option agreement, exclusive technical consulting and service agreement, etc., as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIEs who are owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Material Licenses and Permits

Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China, excepts as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.” If our PRC subsidiaries and the VIEs fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, if and when we become profitable, LIZHI Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to LIZHI Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to certain surplus or reserve funds required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund the statutory surplus fund or general reserve fund, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

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

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 4, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”; “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from over-the-counter trading or delisted.”

4.B. Business Overview

We have created a comprehensive audio-based social ecosystem with a global presence. Through our product portfolio and with the support of our in-house technology, we aim to cater to users’ interests in audio entertainment and social networking.

We have built a highly-engaged user base with our product portfolio. The average total mobile monthly active users was 50.4 million in 2022, compared to 58.4 million in 2021 and 56.2 million in 2020. The average total monthly paying users was 483.9 thousand in 2022, compared to 488.0 thousand in 2021 and 446.1 thousand in 2020. The slight decrease in our average total mobile monthly active users and average total monthly paying users in 2022 was primarily due to our strategic optimization of user acquisition model where we focus more on users with stronger willingness and ability to pay. We generate net revenues through virtual gift sales in relation to audio entertainment, as well as podcast, advertising and others. Our total net revenues increased to RMB2,185.3 million in 2022 from RMB2,119.5 million in 2021 and RMB1,502.9 million in 2020. Audio entertainment services currently contributes the largest share of our revenues.

Audio Entertainment

Our audio entertainment service includes a variety of audio-centric, interactive products and features that are intended to drive user engagement and create attractive monetization opportunities. The average mobile monthly active users for audio entertainment increased to 9.33 million in 2022 from 8.99 million in 2021 and 7.81 million in 2020.

We launched audio live streaming as our first audio entertainment product feature on LIZHI App in 2016, making it possible for our users to enjoy a multi-dimensional interactive audio experience. We offer a number of categories of audio entertainment content, such as social, talk shows, music, ACG, etc. Our content creators or hosts can easily start an audio live streaming on our platforms, personalize and manage their channels. Our users are encouraged to interact with voices via our interactive audio features with hosts and with each other.

With user interactions built into every audio content, live streaming and interactive audio entertainment features and products, our users not only listen to audio contents on our platforms, but also create, store, discover, and share audio contents and interact with each other through different audio entertainment channels. Through our audio entertainment services, such as audio livestreaming and multi-user on-air dialogue, users can follow their favorite content creators and channels and interact with others through various interactive features, and even become a content creator or a host themselves and create their own audio content and perform in audio live streaming programs. We believe this audio-centric interaction is a natural extension of the power of voices that connects and inspires.

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

We have introduced various innovative functions and features on TIYA App since its launch, such as mini games and screen sharing. These features are designed to enable users to participate in various online social activities, including teaming up to play mobile games, sharing screens as they watch a movie or video, discussing a topic, learning a subject together or chatting online. These features are intended to reinforce users’ friendship in a virtual community and enhance the online social experience. In early 2023, TIYA App launched a chatbot module which enables online AI dialogue and automated responses to users’ questions on the app. The chatbot module is designed to provide users with innovative, online social companionship experiences and will be continuously upgraded from time to time.

Podcast and in-car Audio

Currently, we provide podcast contents mainly via two of our platforms, LIZHI App and LIZHI Podcast. Users can access our LIZHI App and LIZHI Podcast on their mobile devices and our in-car audio product to listen to an abundance of audio content.

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

Apart from the mobile apps, we are also exploring the in-car audios as another usage scenario to leverage our large content library. Since December 2020, we started to collaborate with a number of automobile manufacturers and Internet of Vehicles platforms in China. Currently, our in-car audio product is available on certain automobile models through in-car intelligent systems or Internet of Vehicles platforms.

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

Technology

DOREME, our self-developed real-time audio and video streaming technology solution, provides real-time communication (RTC) technology support for our various products, aiming to ensure a stable and smooth audio experience. Such technology is designed to reduce voice delay, enhance the audio quality, and accordingly make real-time multi-user on-air interaction a smoother audio listening experience. In addition, DOREME supports the audio live streaming feature across different usage scenarios and improves compatibility of our podcast products with external in-car operating systems and Internet of Vehicles platforms. We have also created proprietary voice engineering features such as 3D recording, noise reduction, as well as voice beautification and synthesis.

We have also introduced VoderX in early 2022, our in-house instant messaging (IM) technology, to provide the technology infrastructure framework that allows tailored technology support to a growing number of interactive and social networking products.

In August 2022, we unveiled an in-house hybrid cloud computing platform called Voice Cloud that aims to provide the Company with an optimized and comprehensive one-stop solution for operations management, agile security, internal audio- and text-based communications, as well as automated data management and analysis.

Voice Cloud’s cloud infrastructure is built on LIZHI’s iRock hybrid cloud architecture, creating a unified platform through which the Company can operate multiple cloud-based tools securely and reliably. DOREME and VoderX have been integrated into the Voice Cloud and power Voice Cloud’s platform services. Voice Cloud will further integrate other business related service platforms that accelerate advancement for product R&D, marketing, and operational efficiency.

Monetization

We generate net revenues through virtual gift sales in relation to audio entertainment, as well as podcast, advertising and others.

Virtual gift sales

At current stage, we strategically offer most of our podcast contents for free to create a loyal and engaged audio ecosystem, which we believe is essential in expanding our user base and may provide monetization potential through audio entertainment, as well as podcast, advertising and others. We derive most of our net revenues from virtual gift sales in relation to our audio entertainment, which can be purchased by users using our virtual currency, Golden Coins. In 2020, 2021 and 2022, we generated RMB1,481.1 million, RMB2,101.5 million and RMB2,174.3 million, (US$315.2 million) from virtual gift sales to users of our audio entertainment products, representing 98.6%, 99.1% and 99.5% of our total net revenues for the same periods. In 2022, we had approximately 483.5 thousand average audio entertainment paying users on our apps.

Users can purchase virtual gifts on our platforms using our virtual currency and send them to content creators as a gesture of appreciation or support. Users can purchase the virtual currency on our site via various online third-party payment platforms. However, virtual currency is non-refundable and may not be converted back to cash.

Podcast, advertising and others

We generate a small portion of our net revenues from offering paid audio content to our users and advertising and marketing solutions to our business customers. In 2020, 2021 and 2022, we generated RMB21.8 million, RMB18.0 million and RMB11.0 million, (US$1.6 million) from podcast, advertising and others, representing 1.4%, 0.9% and 0.5% of our total net revenues for the same periods.

Content Moderation

We have developed content moderation mechanisms to ensure that the content on our platforms comply with local laws and regulatory requirements in the markets we operate and aim to promote our core value propositions. These content monitoring mechanisms may include user flags and reports, automatic content filtering, real-name registration and user undertakings, etc. The mechanisms we implement specifically for each product will vary and depend on the local laws and regulations in the markets we operate. Our moderation team conducts monitoring of user flags and reports, sign-ups and other activities automatically or by manual review to ensure that inappropriate users and activity are removed as quickly as possible. If we detect minor violations, we will intervene and rectify by deleting relevant content and images, posting warnings, and closing or suspending user accounts. For severe violations, we will temporarily or permanently close down relevant user or host accounts.

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

Sales, Branding and Marketing

We rely on organic user growth and other user acquisition activities to grow our user base. Through our superior user experience and high-quality service offerings, we have built a strong brand awareness among users. Our sales, branding and marketing activities comprise user acquisition activities through online marketing channels including mobile advertising platforms and other online advertising networks. We also conduct branding and promotional activities through various online and offline events.

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

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2022, we had registered:

●	452 trademarks in China;
●	416 trademarks in Hong Kong and other jurisdictions;
●	109 domain names, including lizhi.fm;
●	61 patents in China; and
●	120 software copyrights in China, relating to all of our online communities and other products.

As of December 31, 2022, we had 68 pending trademark applications in China and overseas. In addition, we are in the process of applying for registration of another 49 patents in China. Most of our intellectual property is owned by Guangzhou Lizhi, and certain trademarks, copyrights and domain names are owned by the subsidiaries of the VIEs, Wuhan Lizhi and Changsha Limang, for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. We currently have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration of the same. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.”

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

Human Capital Resources

We value the innovation and collaboration of our employees. Our objective is to promote creativity and production by focusing on talent development, supported by compensation, benefits and health programs.

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

Health, Safety, Social, and Environmental Matters

We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. For the year ended December 31, 2022, we had not been subject to any fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations. In response to the COVID-19 pandemic, we have taken a number of actions focused on protecting the health and safety of our employees, including having all of our employees work from home in 2020, early 2021 and 2022 and providing flexible working schedule to support the employees through the work-from-home period.

See “Item 6.D. Employees” for more information about our employees.

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that the VIEs and subsidiaries of VIEs are required to obtain to carry out our operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
ICP License	Guangzhou Lizhi	VIE	Guangdong branch of the MIIT
Internet Culture Operating License	Guangzhou Lizhi	VIE	The Ministry of Culture and Tourism of the Guangdong Province
ICP License	Guangzhou Huanliao	VIE	Guangdong branch of the MIIT
Internet Culture Operating License	Guangzhou Huanliao	VIE	The Ministry of Culture and Tourism of the Guangdong Province
ICP License	Wuhan Lizhi	VIE’s Subsidiary	Hubei branch of the MIIT
Internet Culture Operating License	Wuhan Lizhi	VIE’s Subsidiary	Wuhan Branch of the Ministry of Culture and Tourism of PRC
ICP License	Changsha Limang	VIE’s Subsidiary	Hunan branch of the MIIT
Internet Culture Operating License	Changsha Limang	VIE’s Subsidiary	Changsha Branch of the Ministry of Culture and Tourism of PRC
ICP License	Wuhan Yuyin	VIE’s Subsidiary	Hubei branch of the MIIT
Internet Culture Operating License	Wuhan Yuyin	VIE’s Subsidiary	Wuhan Branch of the Ministry of Culture and Tourism of PRC
ICP License	Wuhan Zhiyin	VIE’s Subsidiary	Hubei branch of the MIIT
Internet Culture Operating License	Wuhan Zhiyin	VIE’s Subsidiary	Wuhan Branch of the Ministry of Culture and Tourism of PRC
ICP License	Huaian Lizhi	VIE’s Subsidiary	Jiangsu branch of the MIIT
Internet Culture Operating License	Huaian Lizhi	VIE’s Subsidiary	The Ministry of Culture and Tourism of the Jiangsu Province

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

On December 27, 2021, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective on January 1, 2022. On October 26, 2022, the MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2022 Version), or the Encouraging Catalogue, which became effective on January 1, 2023. Pursuant to the Encouraging Catalogue and the Negative List, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list are permitted foreign-invested projects.

Foreign Investment in Value-Added Telecommunication Business

According to the Negative List, foreign investors are prohibited from holding more than 50% of equity interests in an enterprise which provides value-added telecommunications services (except for e-commerce business, domestic multi-party communications services, store and forward services and call center services).

According to the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or FITE Regulations, promulgated by the State Council on December 11, 2001 and last amended on February 6, 2016, and became effective on February 6, 2016, which set forth detailed requirements including capitalization, investor qualifications and application procedures concerning the establishment of a foreign-invested telecommunications enterprise. Pursuant to the FITE Regulations, foreign investors are prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Besides, such foreign investors of a foreign-invested telecom enterprise are required to have good performances and operation experiences in operating the value-added telecommunication businesses. On March 29, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which provides to make amendments to the FITE Regulations. The amendments include, among others, removing requirements of having good performances and operation experiences in operating the value-added telecommunication businesses for foreign investors of a foreign-invested telecom enterprise. The amended FITE Regulations will take effect on May 1, 2022. There are uncertainties regarding the interpretation and implementation of the newly amended regulations.

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

Regulations Related to Telecommunications Services

According to the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and last revised and came into effect on February 6, 2016, all telecommunications businesses in China have been categorized by the Telecommunications Regulations into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Catalog of Telecommunications Business, or the Catalog, which was issued as an attachment to the Telecommunications Regulations in 2003 and last revised on June 6, 2019 and became effective on the same date, further categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. According to the Catalogue, internet information services are classified as value-added telecommunications services. Pursuant to the Telecommunications Regulations, anyone who intends to be engaged in value-added telecommunications services shall obtain an operating license from the MIIT or its provincial level counterparts prior to the commencement of such services.

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

According to the Measures for the Administration of Record-filing of Non-commercial Internet Information Services promulgated by the MII on February 8, 2005 and came into effect on March 20, 2005, entities engaged in non-commercial internet information services shall go through the record-filing procedures with the provincial telecommunications administration.

In addition to the regulations and measures above, provision of internet information services via mobile internet applications, or app, are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications promulgated by the State Internet Information Office on June 14, 2022 and came into effect on August 1, 2022. Information service providers of mobile internet applications are subject to these provisions, including acquiring relevant qualifications and being responsible for management of information security.

According to the Administrative Provisions on the Information Services Provided Through Official Accounts of Internet Users promulgated by the CAC on January 22, 2021 and came into effect on February 22, 2021, an information service platform for official accounts shall be responsible for management of information content and official accounts.

Guangzhou Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on August 2, 2019. Guangzhou Huanliao currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on November 21, 2019. Wuhan Lizhi currently holds the Internet Culture Operating License issued by the Wuhan Branch of the Ministry of Culture and Tourism of PRC on April 13, 2021. Changsha Limang currently holds the Internet Culture Operating License issued by the Changsha Branch of the Ministry of Culture and Tourism of PRC on August 18, 2021. Huaian Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Jiangsu Province on March 20, 2019.

Regulations Related to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture, or the MOC, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the NDRC and MOFCOM, jointly promulgated the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are prohibited to conduct the business of transmitting audio-visual programs through information network.

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

According to the Measures for the Administration of Internet Performance Business Operations promulgated by the MOC on December 2, 2016 and came into effect on January 1, 2017, entities engaged in internet performance business operations shall, in accordance with the Internet Culture Provisions, apply to the cultural administrative department at the provincial level for an Internet Culture Operation License, and the business scope in the license shall expressly include internet performance. An internet performance business entity shall indicate the number of its Internet Culture Operation License in an eye-catching position on the homepage of its website. In July 2016, the MOC promulgated the Notice on Strengthening the Administration of Internet Performance, which regulates the behavior of entities conducting businesses related to internet performance and performers. Entities operating internet performances shall be responsible for the services and content posted on their website by performers. They must refine their content management mechanism and shut down the channel and stop the dissemination of any internet performance as soon as they realize that such internet performance is in violation of relevant laws and regulations. Internet performers shall be responsible for their performances and shall not perform any program containing violence, pornography, or other similarly prohibited elements.

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

On October 23, 2015, the MOC promulgated the Notice on Further Strengthening and Improving the Management of Online Music Content. According to this notice, which stipulates that the entities shall examine and verify the content of online music by themselves, while the culture management administration shall supervise in process and afterwards. Guangzhou Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on August 2, 2019. Guangzhou Huanliao currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on November 21, 2019. Wuhan Lizhi currently holds the Internet Culture Operating License issued by the Wuhan Branch of the Ministry of Culture and Tourism of PRC on April 13, 2021. Changsha Limang currently holds the Internet Culture Operating License issued by the Changsha Branch of the Ministry of Culture and Tourism of PRC on August 18, 2021. Huaian Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Jiangsu Province on March 20, 2019.

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

On November 14, 2021, the CAC published the Administration Regulations of Cyber Data Security (Draft for Comment), which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of network platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also provide that operators of large Internet platforms that set up headquarters, operation centers or research and development centers overseas shall report to the national cyberspace administration and competent authorities. The Draft Data Security Regulations also state that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC at the municipal level before January 31, of each year. In addition, the Draft Data Security Regulations also require network platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC at the provincial level for approval. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires that any data processor providing data collected and generated during operations within the territory of the PRC or personal information to an overseas recipient in the following situations shall report security assessment for its outbound data transfer to the CAC: (a) a data processor provides important data abroad; (b) a critical information infrastructure operator or a data processor processing personal information of more than one million individuals provides personal information abroad; (c) a data processor has provided personal information of more than one hundred thousand individuals abroad or sensitive personal information of more than ten thousand individuals abroad since January 1, 2021; and (d) other situations that are stipulated by CAC.

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

Pursuant to this regulation, an internet information service provider may be exempted from indemnification liabilities under the following circumstances:

(i)any internet information service provider who provides automatic internet access service upon instructions of its users or provides automatic transmission service of works, performance and audiovisual products provided by its users is not required to assume indemnification liabilities if (a) it has not chosen or altered the transmitted works, performance and audio-visual products; and (b) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

(ii)any internet information service provider who, for the sake of improving network transmission efficiency, automatically stores and provides to its own users, based on the technical arrangement, the relevant works, performances and audio-visual products obtained from any other internet information service provider will not be required to assume the indemnification liabilities if (a) it has not altered any of the works, performance or audio-visual products that are automatically stored; (b) it has not affected such original internet information service provider in grasping the information where the users obtain the relevant works, performance and audio-visual products; and (c) when the original internet information service provider revises, deletes or shields the works, performance and audio-visual products, it will automatically revise, delete or shield the same based on the technical arrangement.

(iii)any internet information service provider, who provides its users with information memory space for such users to provide the works, performance and audio-visual products to the general public via the information network, will not be required to assume the indemnification liabilities if (a) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (b) it has not altered the works, performance and audio-visual products that are provided by the users; (c) it is not aware of or has reason to know the infringement of the works, performance and audio-visual products provided by the users; (d) it has not directly derived any economic benefit from the provision of the works, performance and audio-visual products by its users; and (e) after receiving a notice from the right holder, it has deleted such works, performance and audio-visual products as alleged for infringement pursuant to such regulation.

(iv)an internet information service provider, who provides its users with search services or links, will not be required to assume the indemnification liabilities if, after receiving a notice from the right holder, it has disconnected the link to the works, performance and audio-visual products as alleged for copyright infringement pursuant to this regulation. However, the internet information service provider shall be subject to joint liabilities for copyright infringement if it is aware of or has reason to know the infringement of the works, performance and audio-visual products to which it provides links.

According to the Provisions on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks issued by the Supreme People’s Court of China on December 17, 2012 and last amended on December 29, 2020, provides that disseminating works, performances or audio-video products by the internet users or the internet service providers via the internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner, except as otherwise provided for by laws and administrative regulations.

The Protection Regulations of Computer Software promulgated by the State Council on June 4, 1991 and last revised on January 30, 2013 and came into effect on March 1, 2013, intends to protect the rights and interests of holders of computer software copyright, regulate the relationship of interests arising from the development, dissemination and use of computer software. A software copyright holder may register with the software registration agency appointed by the copyright administrative department of the State Council. The registration certificate issued by this agency is prima facie evidence of items having been registered. Fees shall be charged for the registration of computer software. Standards for such fees are set by the copyright administrative department of the State Council together with the department of the State Council in charge of pricing.

Trademark

Pursuant to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982 and last revised on April 23, 2019 and came into effect on November 1, 2019, and the Implementation Rules of PRC Trademark Law promulgated on August 3, 2002 and last amended on April 29, 2014 by the State Council and became effective on May 1, 2014, a registered trademark means a trademark that has been approved by and registered with the trademark office, including goods marks, service marks, collective marks and certification marks. A registered trademark is valid for 10 years commencing on the date of registration approval and can be renewed within 12 months before its expiration. For a registered trademark licensing, licensor should file the licensing of the licensed trademark with the trademark bureau, and the trademark bureau shall announce the licensing, non-filing of the licensing of a trademark shall not be contested against a good faith third party. The following acts shall constitute infringement of the exclusive right to use a registered trademark: (i) using a trademark that is identical to a registered trademark of the same type of commodities without a license from the registrant of that trademark; (ii) using a trademark similar to a registered trademark of the same type of commodities without a license from the trademark registrant, or using of a trademark identical or similar to the registered trademark on similar commodities which easily causes confusion; (iii) selling commodities that infringe upon the exclusive right to use a registered trademark; (iv) forging or manufacturing without authorization the marks of a registered trademark, or selling marks of a registered trademark that are forged or manufactured without authorization; (v) changing another party’s registered trademark and putting the commodities with the changed trademark into the market without the consent of the holder of that trademark; or (vi) intentionally providing facilitation for infringement upon others’ right to exclusively use a registered trademark or aiding others in committing infringement upon the right to exclusively use a registered trademark; or (vii) other conduct that would hinder another party’s exclusive right to use its registered trademark.

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

Domain name

In accordance with the Measures on Administration for Internet Domain issued on August 24, 2017 by the Ministry of Industry & Information Technology and became effective on November 1, 2017, the Rules for the Registration of National Top-level Domain Names issued by China Internet Network Information Center, or the CNNIC, on June 18, 2019 and became effective on the same date, the Measures for Dispute Resolutions over National Top-level Domain Names issued by CNNIC on June 18, 2019 and became effective on the same date, and the Procedures for Dispute Resolutions over National Top-level Domain Names issued on June 18, 2019 and became effective on the same date, the applicants become domain name holders upon successful registration. Domain name registrations are handled through domain name service agencies established under the relevant regulations.

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

Withholding Income Tax

According to the EIT Law and the EIT Regulation, dividends generated after January 1, 2008 and payable by foreign-invested enterprises in the PRC to foreign enterprise investors shall be subject to a 10% withholding tax unless a tax treaty with different withholding tax arrangements has been made between the PRC and the jurisdiction of the relevant foreign enterprises. According to the Arrangement between the Mainland of China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income issued by SAT on August 21, 2006 and came into effect on December 8, 2006, if the shareholders of a PRC company are Hong Kong residents qualified as the beneficial owner, the applicable withholding tax rate is reduced to 5% if the foreign investor holds at least 25% of the registered capital of the PRC company, or a withholding tax rate of 10% applies to any dividends declared by the PRC company if the foreign investor holds less than 25% of the registered capital of the PRC company. According to Announcement of SAT on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements effective on January 1, 2020, non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials for future inspection and accept follow-up administration by the tax authorities.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, effective on March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime. Indirect listing of a PRC domestic enterprise refers to overseas offering and listing by a PRC domestic enterprise in the name of an overseas incorporated entity, whereas such enterprise’s major business operations are located domestically and such offering and listing is based on equity, assets, gains or other similar interests of such PRC domestic enterprise, and if an issuer meets all of the following criteria, any offering and listing conducted by such issuer will be deemed as an indirect offering and listing by PRC domestic enterprises: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic enterprises; (ii) the main parts of the issuer’s business activities are conducted in PRC, or its main places of business are located in PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in PRC. And a PRC domestic enterprises that offer securities and list in overseas markets, either in direct or indirect means, shall fulfill the filing procedure with the CSRC and report relevant information. Initial public offerings or listings in overseas markets shall be filed within 3 business days after the relevant application is submitted, while subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed within 3 business days after the offering is completed. The Trial Measures also requires, either after the filing by the issuer and before the completion of offering and listing, or after the overseas offering and listing, subsequent report to the CSRC on material events, such as material change in principal business or change of control. No overseas offering and listing shall be made under any of the following circumstances: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities; (3) where the PRC domestic enterprise intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years;(4) where the PRC domestic enterprise intending to make the securities offering and listing is suspected of committing crimes or major violation of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the PRC domestic enterprise’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

4.C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and the VIEs.

Notes:

(1)	The shareholders of Guangzhou Lizhi and their relationship with our company are as follows: (i) Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司) (84.81%), 50% of whose interest is owned by Ms. Juan Ren, our Vice President and director, and the other 50% of whose interest is owned by Mr. Zelong Li, our Chief Operating Officer; (ii) Mr. Ning Ding (7.50%), our co-founder, Chief Technology Officer, and the beneficial owner of the shares held by Voice Intelligence Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市⼤⾳若希企业管理中⼼(有限合伙)) (7.69%), 99.99% of whose interest is owned by Mr. Ning Ding. Guangzhou Lizhi operates our LIZHI App.
(2)	The shareholders of Guangzhou Huanliao are (i) Mr. Ning Ding (99.99%), our co-founder and Chief Technology Officer; and (ii) Ms. Juan Ren (0.01%), our Vice President and director. Guangzhou Huanliao currently focuses on the operation of Huanliao, an audio-based social app recently launched by us.
(3)	NASHOR PTE. LTD., TIYA PTE. LTD., TIYA CO., LTD., Tiya Inc.(USA) and FUNAGE FZ-LLC currently focus on our overseas business.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Currently, our businesses in China are operated primarily through the VIEs and the VIEs’ subsidiaries, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) and the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Investment.” We are an exempted company incorporated in the Cayman Islands with limited liability. Hongyi Technology, Guangzhou Tiya and Guangzhou QingYin, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through the VIEs in the PRC, based on a series of contractual arrangements. To streamline our operations in China, we terminated the entire series of VIE arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022, which were amended and restated in January 2023. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our consolidated financial statements under U.S. GAAP. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 96.7%, 93.0% and 98.6%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2020, 2021 and 2022, the amount of technical development service fees paid to our PRC subsidiaries from the VIEs was RMB5.9 million, RMB26.4 million and RMB76.0 million (US$11.0 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that allow us to consolidate the operating results of the VIEs in our consolidated financial statements under U.S. GAAP and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

In the opinion of Fangda Partners, our PRC counsel:

●	the ownership structures of the VIEs do not and will not contravene any PRC laws or regulations currently in effect; and
●	the contractual arrangements among Hongyi Technology, Guangzhou Lizhi and their respective shareholders, as well as among Guangzhou QingYin, Guangzhou Huanliao and their respective shareholders governed by PRC laws are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our podcasts, audio entertainment and other internet related businesses do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi, and by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholders of Guangzhou Huanliao.

Guangzhou Lizhi

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into on January 17, 2023 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of the VIE. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of the VIE, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Lizhi, or, to the extent applicable, its shareholders, remains outstanding under the VIE contractual arrangements. The pledge under the equity pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017, June 2019 and January 2023, respectively.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreement entered into on January 17, 2023 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi exclusively granted Hongyi Technology or any party appointed by Hongyi Technology an irrevocable option to purchase all or part of the shares in Guangzhou Lizhi held by then shareholders of Guangzhou Lizhi at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Hongyi Technology. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Lizhi held by the shareholders of Guangzhou Lizhi, or all irrevocable options to purchase such shares, have been transferred to Hongyi Technology or its designated person. Hongyi Technology is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Hongyi Technology under this agreement. The existing exclusive equity transfer option agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017, June 2019 and January 2023, respectively.

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi, Guangzhou Lizhi agreed to appoint Hongyi Technology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee which equal to an amount no more than 90% of the after-tax net profit of Guangzhou Lizhi and are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion, for a term of ten years starting from the date thereof. Hongyi Technology is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technical consulting and service agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated exclusive technical consulting and service agreement on substantially similar terms in June 2017.

Operation Agreement

Pursuant to an operation agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi agreed that, without written consent of Hongyi Technology or a party designated by it, Guangzhou Lizhi shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Hongyi Technology is also entitled to appoint directors and senior management of Guangzhou Lizhi and instruct Guangzhou Lizhi on matters pertinent to its daily operation, financial management. Guangzhou Lizhi is obligated to fully effectuate the appointment or instructions made by Hongyi Technology in methods consistent with applicable laws and articles of Guangzhou Lizhi. Hongyi Technology is entitled to terminate or extend the operation agreement at its discretion. The existing operation agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated operation agreement on substantially similar terms in June 2017, June 2019 and January 2023, respectively.

Power of Attorney

Pursuant to a series of power of attorney issued by shareholders of Guangzhou Lizhi on January 17, 2023, such shareholders of Guangzhou Lizhi irrevocably appointed Hongyi Technology as their attorney-in-fact to act on their behalf on all shareholder matters of Guangzhou Lizhi and exercise all rights as shareholders of Guangzhou Lizhi. This power of attorney shall remain valid until the abovementioned operation agreement is terminated or Guangzhou Lizhi is dissolved, whichever is earlier. The existing series of power of attorney was initially entered into in March 2011 and was subsequently superseded by a new series of powers of attorney on substantially similar terms in June 2017, June 2019 and January 2023, respectively.

Guangzhou Huanliao

To streamline our operations in China, we terminated the entire series of VIE contractual arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and then shareholder(s) of Guangzhou Huanliao in July 2022, which were amended and restated in January 2023 as below.

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into on January 6, 2023 by and between Guangzhou QingYin and then shareholders of Guangzhou Huanliao, such shareholders of Guangzhou Huanliao pledged all of their equity interests in Guangzhou Huanliao to Guangzhou QingYin to guarantee the performance of Guangzhou Huanliao and, to the extent applicable, such shareholders of Guangzhou Huanliao, of their obligations under the contractual arrangement of the VIE. If Guangzhou Huanliao or its shareholders fails to perform their obligations under the contractual arrangement of the VIE, Guangzhou QingYin will be entitled to, among other things, a right to sell the pledged shares of Guangzhou Huanliao via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement and the exclusive equity transfer option agreement, as mentioned below, remains in effect and any guaranteed obligation of Guangzhou Huanliao, or, to the extent applicable, its shareholders, remains outstanding under the VIE contractual arrangements. The pledge under the equity pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. The existing equity pledge agreement was initially entered into in July 2022 and was subsequently amended and restated on substantially similar terms in January 2023.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreement entered into on January 6, 2023 by and between Guangzhou Huanliao, Guangzhou QingYin and then shareholders of Guangzhou Huanliao, such shareholders of Guangzhou Huanliao exclusively granted Guangzhou QingYin or any party appointed by Guangzhou QingYin an irrevocable option to purchase all or part of the shares in Guangzhou Huanliao held by then shareholders of Guangzhou Huanliao at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Guangzhou QingYin. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Huanliao held by then shareholders of Guangzhou Huanliao, or all irrevocable options to purchase such shares, have been transferred to Guangzhou QingYin or its designated person. Guangzhou QingYin is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Guangzhou QingYin under this agreement. The existing exclusive equity transfer option agreement was initially entered into in July 2022 and was subsequently amended and restated on substantially similar terms in January 2023.

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on July 19, 2022 by and between Guangzhou QingYin and Guangzhou Huanliao, Guangzhou Huanliao agreed to appoint Guangzhou QingYin as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee which equal to an amount no more than 90% of the after-tax net profit of Guangzhou Huanliao and are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion, for a term of ten years starting from the date thereof. Guangzhou QingYin is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion.

Operation Agreement

Pursuant to an operation agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and then shareholders of Guangzhou Huanliao, such shareholders of Guangzhou Huanliao agreed that, without written consent of Guangzhou QingYin or a party designated by it, Guangzhou Huanliao shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Guangzhou QingYin is also entitled to appoint directors and senior management of Guangzhou Huanliao and instruct Guangzhou Huanliao on matters relating to its daily operation, financial management. Guangzhou Huanliao is obligated to fully effectuate the appointment or instructions made by Guangzhou QingYin in methods consistent with applicable laws and articles of Guangzhou Huanliao. Guangzhou QingYin is entitled to terminate or extend the operation agreement at its discretion. The existing operation agreement was initially entered into in July 2022 and was subsequently amended and restated on substantially similar terms in January 2023.

Power of Attorney

Pursuant to a series of power of attorney issued by shareholders of Guangzhou Huanliao on January 6, 2023, such shareholders of Guangzhou Huanliao irrevocably appointed Guangzhou QingYin as their attorney-in-fact to act on their behalf on all shareholder matters of Guangzhou Huanliao and exercise all rights as shareholders of Guangzhou Huanliao. This power of attorney shall remain valid until the abovementioned operation agreement is terminated or Guangzhou QingYin is dissolved. The existing series of power of attorney was initially entered into in July 2022 and was subsequently superseded by a new series of powers of attorney on substantially similar terms in January 2023.

4.D.	Property, Plant and Equipment

Our corporate headquarters are located in Guangzhou, China. As of December 31, 2022, we have leased office space with an aggregate area of approximately 8,630 square meters, of which approximately 5,616 square meters are in Guangzhou and 1,266 square meters are in other cities in the PRC and 1,748 square meters are overseas.

Our main IT infrastructure includes Internet data centers (IDC) and content delivery networks (CDN). We lease IDC facilities from major domestic IDC providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s and overseas online audio and entertainment industries, which include:

●	overall economic growth of China and overseas region where we operate;
●	the usage and penetration rate of mobile internet and mobile payment;
●	the users’ preferences and changes in market trends in online audio and entertainment industries;
●	the growth and competitive landscape of online audio market; and
●	governmental policies and initiatives affecting online audio and internet industries.

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

The following table sets forth our average total mobile MAUs for each of the quarters indicated.

	For the Three Months Ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2021	2021	30, 2021	31, 2021	2022	2022	30, 2022	31, 2022

	(in thousands)
Average Total Mobile MAUs	59,677	60,877	58,946	54,115	51,495	49,682	49,749	50,760

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

	For the Three Months Ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2021	2021	30, 2021	31, 2021	2022	2022	30, 2022	31, 2022

	(in thousands)
Average audio entertainment Mobile MAUs	8,269	9,116	9,168	9,401	9,136	9,172	9,502	9,520
Average audio entertainment paying users	472.9	493.2	484.7	496.8	481.7	484.7	476.3	491.5
Average total monthly paying users	474.7	494.4	485.5	497.3	482.2	485.1	476.7	491.8

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

Key Components of Results of Operations

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues	1,502,908	2,119,514	2,185,266	316,834
Cost of revenues	(1,134,678)	(1,502,505)	(1,468,921)	(212,974)
Gross profit:	368,230	617,009	716,345	103,860
Operating expenses:
Selling and marketing expenses	(142,734)	(386,204)	(259,618)	(37,641)
General and administrative expenses	(88,856)	(104,617)	(106,727)	(15,474)
Research and development expenses	(225,329)	(264,706)	(283,349)	(41,082)
Total operating expenses	(456,919)	(755,527)	(649,694)	(94,197)
Operating (loss)/income	(88,689)	(138,518)	66,651	9,663
Other income:
Interest (expenses)/ income, net	(1,796)	(1,103)	2,611	379
Foreign exchange losses	(836)	(738)	(1,052)	(153)
Investment income	1,241	468	2,197	319
Government grants	12,870	13,496	14,360	2,082
Others, net	(3,975)	(479)	1,944	282
(Loss)/income before income taxes	(81,185)	(126,874)	86,711	12,572
Income tax expense	(999)	(376)	(207)	(30)
Net (loss)/income	(82,184)	(127,250)	86,504	12,542
Accretions to preferred shares redemption value	(154,066)	—	—	—
Net loss attributable to the non-controlling interests shareholders	—	—	13	2
Net (loss)/income attributable to our Company’s ordinary shareholders	(236,250)	(127,250)	86,517	12,544

Net (loss)/income	(82,184)	(127,250)	86,504	12,542
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(6,338)	(7,848)	24,314	3,525
Total other comprehensive (loss)/income	(6,338)	(7,848)	24,314	3,525
Total comprehensive (loss)/income	(88,522)	(135,098)	110,818	16,067
Accretions to preferred shares redemption value	(154,066)	—	—	—
Comprehensive loss attributable to the non-controlling interests shareholders	—	—	13	2
Comprehensive (loss)/income attributable to our Company’s ordinary shareholders	(242,588)	(135,098)	110,831	16,069
Net (loss)/income attributable to our Company’s ordinary shareholders per share
Basic	(0.27)	(0.13)	0.08	0.01
Diluted	(0.27)	(0.13)	0.08	0.01
Weighted average number of ordinary shares
Basic	883,202,412	991,715,849	1,036,485,949	1,036,485,949
Diluted	883,202,412	991,715,849	1,038,617,910	1,038,617,910
Net (loss)/income attributable to our Company’s ordinary shareholders per ADSs
Basic	(5.35)	(2.57)	1.67	0.24
Diluted	(5.35)	(2.57)	1.67	0.24
Weighted average number of ADSs
Basic	44,160,121	49,585,792	51,824,297	51,824,297
Diluted	44,160,121	49,585,792	51,930,895	51,930,895

Net Revenues

We generate net revenues through (i) sales of virtual gifts to users in relation to audio entertainment, and (ii) podcast, advertising and others. The following table sets forth sources of our net revenues in absolute amounts and as percentages of total net revenues for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Audio entertainment	1,481,120	98.6	2,101,475	99.1	2,174,314	315,246	99.5
Podcast, advertising and others	21,788	1.4	18,039	0.9	10,952	1,588	0.5
Total	1,502,908	100.0	2,119,514	100.0	2,185,266	316,834	100.0

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees, (ii) salary and welfare benefits, (iii) payment handling costs, (iv) bandwidth costs, and (v) others. The table below sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Revenue sharing fees	1,031,903	90.9	1,357,270	90.3	1,351,096	195,891	92.0
Salary and welfare benefits	41,159	3.6	52,268	3.5	40,653	5,894	2.8
Payment handling costs	22,692	2.0	32,506	2.2	22,899	3,320	1.6
Bandwidth costs	11,226	1.0	30,889	2.1	32,795	4,755	2.2
Share-based compensation expense	14,789	1.3	11,484	0.7	7,052	1,022	0.5
Others	12,909	1.2	18,088	1.2	14,426	2,092	0.9
Total	1,134,678	100	1,502,505	100	1,468,921	212,974	100

Revenue sharing fees. Our revenue sharing fees represent our payment to hosts or guilds based on a percentage of revenue from sales of virtual items and certain performance based incentives. We expect the revenue sharing fees to increase generally in parallel with the expansion of our business. However, the COVID-19 outbreak has brought uncertainties and interruptions to China’s macroeconomics and the global economy and may adversely affect our business and financial performance in 2023. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We face risks related to the outbreak of COVID-19.”

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

The following table sets forth the components of our operating expenses in absolute amounts and as percentages

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	142,734	31.3	386,204	51.1	259,618	37,641	40.0
Research and development expenses	225,329	49.3	264,706	35.0	283,349	41,082	43.6
General and administrative expenses	88,856	19.4	104,617	13.9	106,727	15,474	16.4
Total	456,919	100.0	755,527	100.0	649,694	94,197	100.0

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of (i) advertising and promotional expenses, including traffic promotion and brand marketing, (ii) salaries and welfare benefits to our sales and marketing personnel, and (iii) share-based compensation to our sales and marketing personnel. We are monitoring our discretionary advertising and promotion expenses, and will adjust them accordingly depending on the market conditions. For risks related to the COVID-19, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We face risks related to the outbreak of COVID-19.”

Research and Development Expenses

Our research and development expenses primarily consist of (i) salaries and welfare benefits of our research and development staff, (ii) share-based compensation of our research and development staff, and (iii) technological services fees provided by third parties. We expect our research and development expenses to continue to grow in absolute amount in parallel with our business growth as we continue to upgrade our audio and AI technologies. For risks related to the COVID-19, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We face risks related to the outbreak of COVID-19.”

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) salaries and welfare benefits of our general and administrative staff, (ii) professional service fees, (iii) share-based compensation of our general and administrative staff, and (iv) other expenses such as leases and depreciation and amortization. We expect our general and administrative expenses to grow in absolute amount as we grow our business. For risks related to the COVID-19, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We face risks related to the outbreak of COVID-19.”

Other Expenses/Income

Our other expenses/income consist mainly of (i) foreign exchange losses/gains; (ii) interest expenses of bank loan and investment incomes; (ii) government grants we received; and (iv) others primarily including bank fees and tax rebate received during the year.

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

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues. Our net revenue was RMB2,185.3 million (US$316.8 million) in the fiscal year 2022, representing a 3% increase from RMB2,119.5 million in the prior year. The increase was primarily due to the growth in average user spending on our audio entertainment products.

Cost of revenues. Our cost of revenue was RMB1,468.9 million (US$213.0 million) in the fiscal year 2022, compared to RMB1,502.5 million in the prior year, mainly attributable to a decrease in the total revenue sharing fees to our content creators resulting from a sharing percentage adjustment in our revenue sharing policies, as well as decreases in share-based compensation expenses and salary and welfare benefits expenses which resulted from decreases in our operation’s headcount, and a decline in other miscellaneous costs. The decreases were partially offset by increasing bandwidth costs.

Gross profit. As a result of the foregoing, our gross profit was RMB716.3 million (US$103.9 million) in fiscal year 2022, representing an increase of 16% from RMB617.0 million in the prior year.

Operating expenses. Our total operating expenses were RMB649.7 million (US$94.2 million) in fiscal year 2022, compared to RMB755.5 million in the prior year.

Research and development expenses. Our research and development expenses were RMB283.3 million (US$41.1 million) in the fiscal year 2022, representing an increase of 7% from RMB264.7 million in the prior year, primarily due to increasing rental expenses and higher salary and welfare benefits expenses related to an increase in average salary, partially offset by declining expenses related to research and development services provided by third parties.

Selling and marketing expenses. Our selling and marketing expenses were RMB259.6 million (US$37.6 million) in the fiscal year 2022, compared to RMB386.2 million in the prior year, mainly attributable to a decrease in branding and marketing expenses, partially offset by increased salary and welfare benefits expenses related to an increase in the average salary. The Company will evaluate and adjust its marketing strategy and budget based on the Company’s performance, operational needs and market conditions.

General and administrative expenses. Our general and administrative expenses were RMB106.7 million (US$15.5 million) in the fiscal year 2022, representing an increase of 2% from RMB104.6 million in the prior year, mainly driven by a decrease in professional service fees, share-based compensation expenses and other miscellaneous expenses, partially offset by increasing rental expenses and higher salary and welfare benefits expenses related to an increase in the average salary.

Operating income was RMB66.7 million (US$9.7 million) in the fiscal year 2022, compared to an operating loss of RMB138.5 million in the prior year.

Net income was RMB86.5 million (US$12.5 million) in the fiscal year 2022, compared to net loss of RMB127.3 million in the prior year.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenues. Our net revenues were RMB2,119.5 million in the fiscal year 2021, representing an increase of 41.0% from RMB1,502.9 million in the prior year. The increase was mainly attributable to an increase in the number of average total monthly paying users and their spending on our audio entertainment products. The extent to which the COVID-19 impacts on the Company’s operations beyond the fiscal year 2021 will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We face risks related to the outbreak of COVID-19.”

Cost of revenues was RMB1,502.5 million in the fiscal year 2021, representing an increase of 32.4% from RMB1,134.7 million in the prior year. The increase was primarily due to the increases in the revenue sharing fees to our content creators, the salary and welfare benefits expenses, the payment handling costs and bandwidth costs as the Company’s business scaled up.

Gross profit and gross profit margin. As a result of the foregoing, our gross profit increased by 67.6% from RMB368.2 million in 2020 to RMB617.0 million in 2021. Our gross profit margin increased from 24.5% to 29.1% during the same periods. The increase was mainly due to the lower revenue sharing percentage to content creators.

Total operating expenses. Our total operating expenses were RMB755.5 million in the fiscal year 2021, representing an increase of 65.4% from RMB456.9 million in the prior year.

Selling and marketing expenses. Our selling and marketing expenses were RMB386.2 million in the fiscal year 2021, representing an increase of 170.6% from RMB142.7 million in the prior year, mainly attributable to the increased branding and promotional expenses for promotion of our new Apps and expansion of our international business, the increased marketing expenses associated with our audio entertainment products, as well as salary and welfare benefits expenses.

Research and development expenses. Our research and development expenses were RMB264.7 million in the fiscal year 2021, representing an increase of 17.5% from RMB225.3 million in the prior year, primarily due to the increased headcount in research and development personnel and the average salary.

General and administrative expenses. Our general and administrative expenses were RMB104.6 million in the fiscal year 2021, representing an increase of 17.7% from RMB88.9 million in the prior year, mainly due to the increasing salary and welfare benefits expenses, rental expenses and amortization expenses.

Interest income, net. We recorded interest income of RMB1.8 million in 2020 and RMB1.1 million in 2021, respectively.

Foreign exchange (losses)/gains. We recorded foreign exchange gains of RMB0.8 million in 2020 and RMB0.7 million in 2021. The change is mainly relating to fluctuation in currency exchange rate in 2021.

Government grants. Our government grants increased by 4.9% from RMB12.9 million in 2020 to RMB13.5 million in 2021. The increase is mainly relating to the increases in government grants we received.

Loss before income taxes. As a result of the foregoing, our loss before income taxes increased from RMB81.2 million in 2020 to RMB126.9 million in 2021.

Income tax expense. We recorded income tax of RMB0.4 million in 2021, while there was an income tax of RMB1.0 million in 2020.

Net loss. As a result of foregoing, our net loss increased from RMB82.2 million in 2020 to RMB127.3 million in 2021.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. For the years ended December 31, 2020, 2021 and 2022, the Company’s overseas entity recognized income tax expense amounted to RMB1.0 million, RMB0.3 million and RMB0.1 million, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.

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

We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

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

We evaluate and determine that we are the principal and view users to be our customers. We report audio entertainment revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to hosts and their respective guilds are recorded as cost of revenues. Where we are the principal, we control the virtual items before they are transferred to users. Its control is evidenced by our sole ability to monetize the virtual items before they are transferred to users, and is further supported by us being primarily responsible to users and having a level of discretion in establishing pricing. We design, create and offer various virtual items for sale to users with pre-determined stand-alone selling prices. Virtual items are categorized as either consumable or time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time such as a virtual special symbol that can be purchased and displayed on the users’ profile over a fixed period of time; users can purchase consumable or time-based items and present these virtual items to hosts to show support for their favorite hosts or purchase time-based virtual items that enhance the users’ personal profile.

Revenue related to each consumable item is a single performance obligation provided on a consumption basis, and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the contract period. During the years ended December 31, 2020, 2021 and 2022, the weighted average contract period for the time-based virtual items purchased were 124 days, 117 days and 121 days, respectively. We do not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.

Podcast revenue

We provide users with certain subscription services which entitle paying subscribers to listen to specific podcast content on our platforms. The subscription fee is time-based and is collected upfront from subscribers.

The receipt of subscription fee is initially recorded as deferred revenue. We satisfy our performance obligation by providing services throughout the estimated user relationship period as the subscription period is generally perpetual. Revenue is recognized ratably over the estimated average user relationship period. The estimated average user relationship period is based on historical data collected from those paying subscribers who have subscribed to a podcast content. We estimate the user relationship period for a podcast content to be from the date a paying subscriber subscribes to it through the date which we estimate to be for the last time the paying subscriber will listen to the content. The determination of the estimated average user relationship period is based on our best estimate that considers all known and relevant information, including actual historical patterns of usage, at the time of assessment. We assess the estimated average user relationship period on a regular basis. Any adjustments arising from changes in the estimated average user relationship period as a result of new information is accounted as a change in accounting estimate.

The podcast content are licensed by hosts to us. We record revenue on a gross basis as (i) we are the primary obligor in the arrangement; and (ii) we have latitude in establishing the selling price.

Contract liabilities

Contract liabilities primarily consist of deferred revenue which comprises unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast services.

During the years ended December 31, 2020, 2021 and 2022, we recognized revenue amounted to RMB9.9 million, RMB11.0 million and RMB12.5 million (US$1.8 million), respectively that was included in the corresponding opening deferred revenue balance of the year.

During the years ended December 31, 2020, 2021 and 2022, we did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period.

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

The accounts receivable arises primarily from our advertising customers.

	As of December 31,
	2021	2022

	(RMB in thousands)
Accounts receivable	6,458	3,233

Please see Note 3 of consolidated financial statements for additional information.

There were no material contract assets as of December 31, 2021 and 2022.

Practical Expedients

We have used the following practical expedients as allowed under generally accepted accounting principles in the U.S.:

(i)	The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of our contracts have an original expected duration of one year or less.
(ii)	Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. According, we have determined that our contracts generally do not include a significant financing component.

(iii)	Costs to obtain a contract with a customer are expensed as incurred when the amortization period is estimated to be one year or less.

Share-based compensation

Amended and Restated 2019 Share Incentive Plan

In September 2018, Lizhi BVI adopted the 2018 Share Incentive Plan, or the 2018 BVI Plan. Under the 2018 BVI Plan, Lizhi BVI granted 27,765,900 options and restricted shares to its certain management members, employees and a consultant corresponding to 27,765,900 ordinary shares.

We adopted a share incentive plan on May 31, 2019, or the 2019 Share Incentive Plan. The 2019 Share Incentive Plan replaced the 2018 BVI Plan in its entirety and granted 38,194,330 options and restricted shares to certain management members, employees and consultant. We further amended and restated our 2019 Share Incentive Plan on March 18, 2020, or the Amended and Restated 2019 Share Incentive Plan, to increase the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Amended and Restated 2019 Share Incentive Plan to 100,000,000 Class A ordinary shares. On September 17, 2021, we adopted the Second Amended and Restated 2019 Share Incentive Plan to replace the Amended and Restated 2019 Share Incentive Plan in its entirety, increasing the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Second Amended and Restated 2019 Share Incentive Plan to 170,000,000 Class A ordinary shares. As of February 28, 2023, 86,290,620 options and restricted share units corresponding to 86,290,620 of our ordinary shares are outstanding, which has been redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of our initial public offering (the “2019 Replacement”). There is no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement except as stated herein. Thus the 2019 Replacement was not considered a modification of share based awards. Among those, a total of 5,395,630 Class A ordinary shares corresponding to restricted shares granted to certain of our management members and director, which has been redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of IPO, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong as of February 28, 2023. 5,395,630 Kastle Limited holds such ordinary shares in trust for the benefit of these senior management and directors. The granted and outstanding awards under the 2018 BVI Plan have since been terminated. For key terms of the Second Amended and the Restated 2019 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

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

We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US. For options granted in the year ended December 31, 2018, the expected and weighted average volatility was 56.38%, risk-free rate was 3.05%, maximum contractual term was 10 years, and enterprise value per ordinary share was US$0.21. No share option was granted for the year ended December 31, 2019, and all share options granted in 2020, 2021 and 2022 were with little to no exercise price for which fair value was measured as the grant date price of our ordinary shares.

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

An aggregate of 27,116,640 options and restricted share units was granted for the years ended December 31, 2022. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of U.S. government bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and U.S.

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

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. The other major assumptions used in calculating the fair value of ordinary shares include:

●	Weighted average cost of capital, or WACC: The WACCs were determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.
●	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the live broadcasting and audio entertainment business were selected for reference as our guideline companies.
●	Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event, for instance an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value is and thus the higher the implied DLOM is.

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

Cash flows and working capital

Our principal sources of liquidity have been cash generated from our operations, contributions from our shareholders, and bank loans taken out by our subsidiary and the VIEs. As of December 31, 2022, we had RMB568.2 million (US$82.4 million) in cash and cash equivalents. Our cash and cash equivalents mainly represent demand deposits which are placed in bank and large reputable financial institutions, that are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less.

We had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB352.0 million (US$51.0 million) as of December 31, 2022 primarily due to our business expansion, particularly, the expansion of our audio entertainment products operations. Although we have achieved a positive working capital as of December 31, 2022, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control.

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

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we received from our follow-on offering in April 2021, our initial public offering in January 2020, and third-party loans taken out by our subsidiary and the VIEs. We believe that our current cash and cash equivalents, together with our cash generated from operating activities, financing activities, follow-on offering in April 2021 and our initial public offering, will be sufficient to meet our present anticipated working capital requirements and capital expenditures at least for next coming 12 months.

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

As we will continue to invest in product innovation and AI technology to support our growth, we may not be able to further improve our working capital position or to achieve a surplus. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market and commercial banks. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and had working capital deficits in the past. If we experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.” In addition, the COVID-19 outbreaks may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We face risks related to the outbreak of COVID-19” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We may be unable to obtain additional capital in a timely manner or on acceptable terms. Furthermore, our future capital needs may cause us to be bound by covenants that restrict our operations, such as our ability to incur additional indebtedness or pay dividends.”

The following table presents the summary of our consolidated cash flows data for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	39,996	(40,426)	136,267	19,759
Net cash (used in)/generated from investing activities	(94,559)	52,101	(122,783)	(17,803)
Net cash generated from financing activities	298,046	212,682	4,771	692
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(7,038)	(6,063)	22,812	3,306
Net increase/(decrease) in cash, cash equivalents, and restricted cash	236,445	218,294	41,067	5,954
Cash, cash equivalents, and restricted cash at the beginning of the year	82,709	319,154	537,448	77,923
Cash, cash equivalents, and restricted cash at the end of the year	319,154	537,448	578,515	83,877

Operating activities

Net cash generated from operating activities was RMB136.3 million in 2022. The difference between our net cash generated from operating activities and our net income of RMB86.5 million was due to (i) depreciation of property, equipment and leasehold improvement of RMB18.1 million, (ii) share-based compensation expenses of RMB29.2 million, (iii) an increase in salary and welfare payable of RMB11.5 million, an increase in deferred revenue of RMB15.0 million, a decrease in prepayments and other current assets of RMB4.0 million and a decrease in accounts receivable of RMB3.2 million, and (iii) partially offset by a decrease in a decrease in accounts payable of RMB27.0 million and accrued expenses and other current liabilities of RMB6.0 million. The increase in salary and welfare payable was attributable to our business growth which requires and is likely to continue to require higher labor cost. The increase in deferred revenue was primarily attributable to the growth in unconsumed virtual currency in parallel with the growth of our business. The decrease in prepayments and other current assets was primarily attributable to a withdraw in receivables from third-party online payment platform. Accounts payable decreased mainly due to the quicker settlement with our content creators. The decrease in accrued expenses and other current liabilities was primarily attributable to a decrease in professional and miscellaneous expenses, as well as a decline in accrued sales rebates for advertising business.

Net cash used in operating activities was RMB40.4 million in 2021. The difference between our net cash used in operating activities and our net loss of RMB127.3 million was due to (i) an increase in salary and welfare payable of RMB30.0 million, (ii) depreciation of property, equipment and leasehold improvement of RMB19.2 million, (iii) an increase in accrued expenses and other current liabilities of RMB2.9 million, and (iv) an increase in deferred revenue of RMB3.7 million, partially offset by an increase in prepayments and other current assets of RMB15.9 million, an increase in accounts payable of RMB2.5 million and an increase in taxes payable of RMB1.7 million. The increase in salary and welfare payable was attributable to our business growth which requires and is likely to continue to require higher labor cost. The increase in the depreciation of property, equipment and leasehold improvement is likely to continue as a result of our continued growth. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in professional and miscellaneous expenses in line with our business growth. The increase in prepayments and other current assets was primarily attributable to an increase in deposits for operating lease, prepaid service fees and receivables from third-party online payment platform, which in line with our business growth. The increase in deferred revenue was primarily attributable to the growth in unconsumed virtual currency in parallel with the growth of our business.

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

Investing activities

Net cash used in investing activities was RMB122.8 million in 2022 mainly attributed to purchase of short-term investments of RMB111.0 million and property, equipment and leasehold improvement of RMB11.7 million.

Net cash generated from investing activities was RMB52.1 million in 2021 primarily due to maturities of short-term investments of RMB73.0 million, which offset by purchasing of intangible assets, property, equipment and leasehold improvement of RMB20.9 million.

Net cash used in investing activities was RMB94.6 million in 2020 primarily due to purchase of short-term investments of RMB86.3 million and property, equipment and leasehold improvement of RMB21.2 million.

Financing activities

Net cash generated from financing activities was RMB4.8 million in 2022 primarily due to third-party loans taken out by our subsidiary and the VIEs.

Net cash generated from financing activities was RMB212.7 million in 2021 primarily due to the completion of our follow-on public offering in April 2021 and third-party loans taken out by the VIEs.

Net cash generated from financing activities was RMB298.0 million in 2020 primarily due to the completion of our initial public offering in January 2020.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, repayment of short-term loans and operating lease obligations.

Capital Expenditures

We made capital expenditures of RMB23.0 million, RMB20.9 million and RMB11.8 million (US$1.7 million) in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment, leasehold improvement and intangible assets. In next coming 12 months, we expect the majority of our capital expenditures will use for purchasing long-term assets above.

Contractual obligation

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment Due by Years Ending
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

	(in RMB thousands)
Lease obligations(1)	19,527	8,520	—	—	28,047
Short-term loans	73,765	—	—	—	73,765

Note:

(1)	Lease obligation represents the minimum commitments under non-cancelable operating lease agreements for our office premises and staff quarters.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

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

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries. We held cash and cash equivalents, short-term investments and restricted cash of RMB689.9 million (US$100.0 million) as of December 31, 2022, among which RMB185.0 million (US$26.8 million) was held by LIZHI INC.. Apart from such cash and cash equivalents held in the Cayman Islands, substantially all of our assets were held and substantially all of our net revenues were generated by our PRC subsidiaries, the VIEs and their subsidiaries.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We apply a more likely than not (defined as a likelihood of more than 50%) threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the possible amount being realized upon settlement. We adjust the unrecognized tax benefits as necessary when new information becomes available, including changes in tax law and regulations, and interactions with taxing authorities. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the possible amount of benefit that management believes is more likely than not to be realized upon settlement. Although we believe that our estimates are reasonable, the final tax amount could be different from the amounts reflected in our income tax provisions and accruals. To the extent that the final provision for income taxes in the period in which such a determination is made. For the years ended December 31, 2020, 2021 and 2022, we had recorded income tax expenses of RMB1.0 million, RMB0.4 million and RMB0.2 million, respectively.

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

We recognize deferred tax assets in connection with certain tax attributes, including mainly the net operating loss (“NOL”) carryforwards, and performs regular reviews to ascertain whether our deferred tax assets are realizable. These reviews include management’s estimates and assumptions regarding future taxable income and may incorporate various tax planning strategies, including strategies that may be available to utilize NOLs before they expire. In connection with these reviews, if it is determined that a deferred tax asset is not realizable, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if management determines that, based on revised estimates of future taxable income or changes in tax planning strategies, it is more likely than not that all or part of the deferred tax asset will become realizable. As of December 31, 2021 and 2022, management does not believe that sufficient positive evidence exists to conclude that the recoverability of our deferred tax assets is more likely than not to be realized. Consequently, we have provided full valuation allowances on the related deferred tax assets.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Jinnan (Marco) Lai	48	Founder, Chief Executive Officer and Chairman of the Board of Directors
Ms. Juan Ren	38	Vice President and Director
Mr. Yipeng Li	46	Independent Director
Mr. Ming Zhang	46	Independent Director
Mr. Xiang Wang	62	Independent Director
Professor Yike Guo	61	Independent Director
Ms. Chengfang Lu	36	Acting Chief Financial Officer
Mr. Ning Ding	44	Co-founder and Chief Technology Officer
Mr. Zelong Li	38	Chief Operating Officer

Mr. Jinnan (Marco) Lai is our founder, Chief Executive Officer and director. Mr. Lai has served as a director and the Chief Executive Officer of Lizhi BVI since 2010 and our director and Chief Executive Officer since January 2019. Before founding Lizhi, Mr. Lai was a successful serial entrepreneur in China’s internet industry. He worked as the chief executive officer for Shanghai Labox Information Technology Limited from 2007 to 2010, and also founded Guangzhou Mowang Information Technology Co., Ltd. and served as its president from 2003 to 2007. Before starting his business career, Mr. Lai was a radio host.

Ms. Juan Ren is our Vice President and director. Ms. Ren has served as our Vice President and director since January 2020. Ms. Ren has been the Vice President of Guangzhou Lizhi since 2011. Previously, Ms. Ren served as a financial manager for a branch of Shenzhen B&K New Energy Co., Ltd. from 2007 to 2011. Ms. Ren received her bachelor’s degree from Hubei Polytechnic University and EMBA degree from Guanghua School of Management, Peking University.

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

Mr. Ming Zhang has served as our independent director since July 2020. Mr. Zhang has nearly 20 years of experiences in Internet technology industry. He founded Great Wall Club Inc. in 2008 and has been serving as the Chairman of its Board of Directors. He is also a prominent cross-border angel investor and the founder of GASA (Global Academy of Science and Arts).

Mr. Xiang Wang has served as our independent director since July 2020. Mr. Wang is a senior consultant for Xiaomi Corporation, holding that position since December 30, 2022. Prior to that, he served as Xiaomi Corporation’s President from November 2019 and as Partner and President from August 2020 to December 2022. Before then, he also served as Xiaomi Corporation’s Senior Vice President from 2015 to 2019. Mr. Wang has over 20 years of experience in the semiconductor and communications industry. Before joining Xiaomi Corporation, he was the Senior Vice President and President of Qualcomm Greater China. Mr. Wang graduated from the Beijing University of Technology with a bachelor’s degree in electronic engineering.

Professor Yike Guo has served as our independent director since September 2020. Professor Guo has over 30 years of experience in data science and machine learning and has been developing innovative technology within the industry since the mid-1990s. Professor Guo has served as the Provost of the Hong Kong University of Science and Technology since December 2022. Prior to that, he served as Vice-President (Research and Development) of the Hong Kong Baptist University since January 2020, as a Professor of Computing Science in the Department of Computing at Imperial College London since 2002, as the founding Director of the Data Science Institute at Imperial College since 2014, and as an Adjunct Professor at Imperial College Business School since 2016. Professor Guo is also a Fellow of the Royal Academy of Engineering (FREng), the Academia Europaea (MAE), the Hong Kong Academy of Engineering Sciences (FHKEng), the Institute of Electrical and Electronics Engineers (FIEEE), the British Computer Society (FBCS), and the Society for Chinese Intelligence (FCAAI). Professor Guo received a first-class honors degree in Computing Science from Tsinghua University and a Ph.D. in Computational Logic from Imperial College.

Ms. Chengfang Lu is our Acting Chief Financial Officer. Ms. Lu has served as our Acting Chief Financial Officer since June 2020. Ms. Lu also served as the Company’s Vice President of Finance since December 2021 and Director of Finance from 2019 to December 2021. Previously, Ms. Lu worked at PricewaterhouseCoopers from 2013. Ms. Lu received her bachelor’s degree and master’s degree in accounting from Jinan University. Ms. Lu is a member of Chinese Institution of Certified Public Accountants.

Mr. Ning Ding is our co-founder and Chief Technology Officer. Mr. Ding has served as a director of Lizhi BVI since March 2012, our Chief Technology Officer since January 2019, and our director from January 2019 to April 2022. Mr. Ding has also been the chief technology officer of Guangzhou Lizhi since 2010. Previously, Mr. Ding served as the deputy general manager of technology for Shanghai Labox Information Technology Limited from 2007 to 2010. He worked for Guangzhou Mowang Information Technology Co., Ltd. as its development manager from 2006 to 2007. Mr. Ding graduated from Southwest University with a bachelor’s degree in computer science and technology.

Mr. Zelong Li is our Chief Operating Officer. Mr. Zelong Li has served as our Chief Operating Officer since March 2021 and our director from March 2019 to April 2022. Mr. Li has been a vice president of Guangzhou LIZHI since 2010 and a director of LIZHI BVI since June 2017. Before joining us, Mr. Li served as a product manager for Shanghai Labox Information Technology Limited from 2008 to 2010. Mr. Li graduated from Guangdong Mechanical & Electrical College of Technology with a bachelor’s degree in computer application.

6.B.	Compensation

Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB9.2 million (US$1.3 million) in cash to our executive officers, and an aggregate of RMB2.7 million (US$0.4 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

As of February 28, 2023, there are 86,290,620 options and restricted share units outstanding that were granted to certain management members, employees and consultant corresponding to 86,290,620 of our Class A ordinary shares pursuant to the Second Amended and Restated 2019 Share Incentive Plan. Among those, a total of 5,395,630 Class A ordinary shares corresponding to restricted shares units granted to certain of our management members and director, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong, as of February 28, 2023. Kastle Limited holds such ordinary shares in trust for the benefit of these management members and directors.

The maximum aggregate number of shares which may be issued pursuant to all awards under the Second Amended and Restated 2019 Share Incentive Plan is 170,000,000 Class A ordinary shares. As of February 28, 2023, awards representing 86,290,620 Class A ordinary shares have been granted and outstanding under the Second Amended and Restated 2019 Share Incentive Plan. The awards issued under the Second Amended and Restated 2019 Share Incentive Plan are vested by equal instalment from nil to four years upon our initial public offering in January 2020.

The following paragraphs summarize the terms of the Second Amended and Restated 2019 Share Incentive Plan.

Types of Awards. The Second Amended and Restated 2019 Share Incentive Plan permits the awards of options, restricted shares and restricted share units, or other right or benefit authorized to be granted under the Plan.

Plan Administration. The Second Amended and Restated 2019 Share Incentive Plan is administered by our board of directors or committee or individuals authorized by our board. The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

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

The following table summarizes, as of February 28, 2023, the number of the outstanding awards granted under the Second Amended and Restated 2019 Share Incentive Plan to our directors and executive officers.

Ordinary Shares Underlying
Outstanding Options, Restricted
Shares and Restricted Share
Name	Exercise Price	Units Awards Granted	Date of Grant	Date of Expiration
(US$/share)
Mr. Jinnan (Marco) Lai	—	—	—	—
Mr. Ning Ding	Nominal	*	April 1, 2020	—
Mr. Zelong Li	Nominal	10,871,500	Various dates from May 31, 2019 to December 1, 2022	—
Mr. Yipeng Li	—	—	—	—
Ms. Juan Ren	Nominal	*	Various dates from May 31, 2019 to December 1, 2022	—
Ms. Chengfang Lu	Nominal	*	Various dates from April 1, 2020 to December 1, 2022	—
Mr. Ming Zhang	—	*	Various dates from July 13, 2020 to January 14, 2023	—
Mr. Xiang Wang	—	*	Various dates from July 13, 2020 to January 14, 2023	—
Professor Yike Guo	—	*	Various dates from September 9, 2020 to December 10, 2022	—

Note: * Less than 1% of our total outstanding shares.

As of February 28, 2023, other grantees under the Second Amended and Restated 2019 Share Incentive Plan as a group held awards representing 77,778,460 Class A ordinary shares.

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

Audit Committee. Our audit committee consists of Mr. Yipeng Li, Mr. Ming Zhang and Mr. Xiang Wang. Mr. Yipeng Li is the chairman of our audit committee. We have determined that each of Mr. Yipeng Li, Mr. Ming Zhang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Yipeng Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant or material control deficiencies, if any;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. Jinnan (Marco) Lai, Ms. Juan Ren and Mr. Ming Zhang, and is chaired by Mr. Jinnan (Marco) Lai. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our executive officer may not be present at any committee meeting during which such executive officer’s performance or compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation for our executive officers;
●	reviewing and evaluating periodically the management succession plan in consultation with the chief executive officer;
●	reviewing any incentive compensation or equity plans, programs or similar arrangements;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration of all factors relevant to that person’s independence from management; and
●	reporting periodically to the board of directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jinnan (Marco) Lai, Ms. Juan Ren and Mr. Ming Zhang, and is chaired by Mr. Jinnan (Marco) Lai. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for membership on the board and its committees pursuant to the terms of the Second Amended and Restated Memorandum and Articles of Association;
●	leading and overseeing self-evaluation of the board at least annually to determine whether it and its committees are functioning effectively;
●	recommending criteria for the selection of candidates to the board of directors and its committees;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and recommending to the board of directors the code of business conduct and ethics; and
●	overseeing and setting compensation for our directors.

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

Board Diversity

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		–
LGBTQ+		–

6.D.	Employees

We had 699 employees as of December 31, 2022. As of December 31, 2022, 38 of our full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of December 31, 2022:

	Number of
	employees	% of total
Research and development	482	69.0%
Operations and products	86	12.3%
Sales and marketing	54	7.7%
General and administration	77	11.0%
Total	699	100.0%

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

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 1,036,498,870 ordinary shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 5,395,630 ordinary shares issued to Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, except when calculating the number of shares underlying share options held by such person or group that are exercisable or options and restricted share units that will become vested within 60 days after February 28, 2023.

	Ordinary Shares
				Percentage of
			Total ordinary	total ordinary	Percentage of
	Class A ordinary	Class B ordinary	shares on an as-	shares on an as-	aggregate voting
	shares	shares	converted basis	converted basis	power***
Directors and Executive Officers**†:
Jinnan (Marco) Lai(1)	—	192,215,000	192,215,000	18.5%	61.7%
Ning Ding(2)	1,000	39,000,000	39,001,000	3.8%	12.5%
Zelong Li	*	—	*	*	*
Mr. Yipeng Li	—	—	—	—	—
Ms. Juan Ren	*	—	*	*	*
Ms. Chengfang Lu	*	—	*	*	*
Mr. Ming Zhang	*	—	*	*	*
Mr. Xiang Wang	*	—	*	*	*
Professor Yike Guo	*	—	*	*	*
All Directors and Executive Officers as a Group	17,591,520	231,215,000	248,806,520	24.0%	74.7%
Principal Shareholders:
Matrix Partners China I Hong Kong Limited(3)	153,169,710	—	153,169,710	14.8%	4.9%
Morningside China TMT Fund II, L.P.(4)	61,075,320	—	61,075,320	5.9%	2.0%

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,036,498,870, being the number of ordinary shares outstanding as of February 28, 2023, excluding 5,395,630 ordinary shares held by Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, and (ii) the number of ordinary shares underlying options, restricted shares and restricted share units held by such person or group that are exercisable or issuable within 60 days after February 28, 2023.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The address of our directors and executive officers is Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, The People’s Republic of China.
(1)	The number of ordinary shares beneficially owned represents 192,215,000 Class B ordinary shares held by Mr. Lai through Voice Future Ltd, or Voice Future. Voice Future is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Jinnan (Marco) Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Jinnan (Marco) Lai as settlor for the benefit of beneficiaries designated by Mr. Jinnan (Marco) Lai. All of the voting and dispositive power of Voice Future is vested in VOICE WORLD Ltd. VOICE WORLD Ltd is wholly owned by Mr. Jinnan (Marco) Lai. Voice Home Ltd disclaims beneficial ownership of the shares held by Voice Future Ltd except to the extent of its pecuniary interest therein. Voice Future is a company organized under the laws of the British Virgin Islands. The registered address of Voice Future is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. VOICE WORLD Ltd. is a company organized under the laws of the British Virgin Islands. The registered address of VOICE WORLD Ltd. is Start Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	The number of ordinary shares beneficially owned represents 39,000,000 Class B ordinary shares held by Mr. Ning Ding through Voice Intelligence Ltd, or Voice Intelligence. Voice Intelligence is 5% owned by AI VOICE Ltd., an entity controlled by Mr. Ding, and 95% owned by Voice Tech Ltd. The entire interest of Voice Tech Ltd is held by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Ding as settlor for the benefit of beneficiaries designated by Mr. Ding. All of the voting and dispositive power of Voice Intelligence is vested in AI VOICE Ltd. AI VOICE Ltd is wholly owned by Mr. Ding. Voice Tech Ltd disclaims beneficial ownership of the shares held by Voice Intelligence Ltd except to the extent of its pecuniary interest therein. Voice Intelligence is a company organized under the laws of the British Virgin Islands. The registered address of Voice Intelligence is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents 153,169,710 Class A ordinary shares held by Matrix Partners China I Hong Kong Limited. Matrix Partners China I Hong Kong Limited is a company organized under the laws of Hong Kong. The registered address of Matrix Partners China I Hong Kong Limited is UNIT 1003, 10/F., TOWER 2, SILVERCORD 30 CANTON ROAD, TSIM SHA TSUI KOWLOON, HONG KONG. Matrix Partners China I Hong Kong Limited is controlled by Matrix Partners China I, L.P., which holds 90.2% of the equity interest of Matrix Partners China I Hong Kong Limited. The remaining 9.8% of its equity interest is held by Matrix Partners China I-A, L.P. Both Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. are managed by Matrix China I GP, Ltd. Timothy A. Barrows, David Ying Zhang, David Su and Yibo Shao are directors of Matrix China I GP, Ltd. and are deemed to have shared voting and investment power over the shares held by Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. The registered office address of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(4)	Represents 61,075,320 Class A ordinary shares held by Morningside China TMT Fund II, L.P. Morningside China TMT Fund II, L.P. is an exempted limited partnership registered under the laws of the Cayman Islands. The registered address of Morningside China TMT Fund II, L.P. is Windward 3, Regatta Office Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands. The general partner of Morningside China TMT Fund II, L.P. is Morningside China TMT GP II, L.P., whose general partner is TMT General Partner Ltd. TMT General Partner Ltd. is controlled by its board consisting of five individuals, Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma.

To our knowledge, as of February 28, 2023, a total of 725,781,720 Class A ordinary shares are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADR program, representing approximately 70.0% of our total outstanding shares. In addition, none of our outstanding Class A ordinary shares was held by any record holder in the United States as of February 28, 2023.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

In January 2023, VOCAL BEATS Inc., our wholly owned subsidiary in the British Virgin Islands, entered into a share subscription agreement with Sky Voice Limited, a company registered in the British Virgin Islands and controlled by a family trust of Mr. Jinnan (Marco) Lai (Founder, Chief Executive Officer and Chairman of the Company), pursuant to which VOCAL BEATS Inc. issued 31,481,481 ordinary shares to Sky Voice Limited at an aggregate subscription price of US$340,000. After the share subscription, the total issued shares of VOCAL BEATS Inc. were 100,000,000 at a par value of US$0.0001.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

In January 2021, the Company, certain of its current and former directors and officers, underwriters and certain other parties were named as defendants in two putative securities class actions filed in the Supreme Court of the State of New York, County of New York (the “State Court”) and the U.S. District Court for the Eastern District of New York (the “Federal Court”), respectively. The actions are both purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs. Both actions allege that our Registration Statement dated January 16, 2020 contained material misstatements and/or omissions regarding the impact of COVID-19 on the Company in violation of the U.S. Securities Act of 1933. The Company, and the other defendants, have moved to dismiss both actions. The defendants’ motion to dismiss was granted by the State Court on March 3, 2022. The motion to dismiss was granted by the Federal Court on October 1, 2022. Both the Federal Court and the State Court granted the Company’s motions to dismiss all claims, concluding that LIZHI’s registration statement was not misleading as a matter of law. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits in the past, and if similar events occur again in the future, they, which if repeated could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

ITEM 9.THE OFFER AND LISTING

9.A.	Offering and Listing Details

Our ADSs have been listed on the Nasdaq Capital Market since March 30, 2023, and prior to that were listed on the Nasdaq Global Market from January 17, 2020 to March 29, 2023, both under the symbol “LIZI”. Each ADS represents 20 of our Class A ordinary shares.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Each ADS represents 20 of our Class A ordinary shares. Our ADSs have been listed on the Nasdaq Capital Market since March 30, 2023, and prior to that were listed on the Nasdaq Global Market from January 17, 2020 to March 29, 2023, both under the symbol “LIZI”.

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (as amended) of the Cayman Islands, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Second Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-234351) filed with the Securities and Exchange Commission on October 28, 2019, as amended. Our shareholders adopted our Second Amended and Restated Memorandum and Articles of Association by a special resolution in October 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our Second Amended and Restated Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings can be given for up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

10.C.Material Contracts

Except as otherwise disclosed in this annual report (including the exhibits hereto), we have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

10.E.Taxation

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

Material U.S. Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences to the U.S. Holders of owning and disposing of the ADSs or Class A ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the ADSs or Class A ordinary shares.

This discussion applies to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes and their partners;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	insurance companies;
●	certain U.S. expatriates;
●	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;
●	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States; or
●	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation.

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

As used herein, a “U.S. Holder” is a person that is eligible for the benefits of the Treaty, and that for U.S. federal income tax purposes is beneficial owner of our ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to our average quarterly market capitalization for that year. Because our market capitalization declined substantially during 2022, we believe we were likely a PFIC for our 2022 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2023 and possibly future taxable years. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear, and we have not obtained any valuation of our assets (including goodwill). Moreover, it is not entirely clear how the contractual arrangements between us, our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year for which we would not otherwise be a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2023 or any future taxable year. U.S. Holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules.

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

Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in the preceding paragraph.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose, but there is no assurance that our ADSs will be treated as regularly traded for any relevant period. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the immediately subsequent paragraph). If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election likely cannot be made.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate described below with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the PFIC rules and their application.

Taxation of Distributions

This discussion is subject to the discussion above under “—Passive Foreign Investment Company Rules.”

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at favorable rates, subject to applicable limitations, including the unavailability of the favorable rates to PFIC shareholders, as discussed above. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in their particular circumstances.

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

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

This discussion is subject to the discussion above under “—Passive Foreign Investment Company Rules.”

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

10.F.Dividends and Paying Agents

Not applicable.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-234351), as amended, including annual report contained therein, to register additional securities that become effective immediately upon filing, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-235857) to register our ADSs.

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

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As of December 31, 2022, we had U.S. dollar-denominated cash and cash equivalents of US$34.8 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2022 would result in a decrease of RMB24.2 million in cash and cash equivalents. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2022 would result in an increase of RMB24.2 million in cash and cash equivalents.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

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

PART II

ITEM 13.ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - 14.D.Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-234351), as amended, including the annual report contained therein, which registered 82,000,000 Class A ordinary shares representing by ADSs and was declared effective by the SEC on January 16, 2020, for our initial public offering, which closed on January 22, 2020, at an initial offering price of US$11.00 per ADS. Citigroup Global Markets Inc. was the representative of the underwriters.

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

As of the date of this annual report, we used US$32.9 million of the net proceeds received from our initial public offering for innovative products development, sales and marketing and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective as our management has identified a material weakness which is detailed under the section entitled “—Internal Control Over Financial Reporting.”

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2022, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

We have implemented a number of measures to address the material weakness that has been identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022, and plan to continue to implement these measures to improve our internal control on a continuing basis.

These measures include the following:

(1)	we have hired new accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements to strengthen period-end financial reporting controls and procedures, and we also have plans to continue to hire additional talent with relevant expertise and capabilities;
(2)	we have established, and plan to continue to develop, an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements;
(3)	we have assigned, and plan to continue to improve, clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues;
(4)	we have established an internal control department and correspondingly hired new staff, with professional knowledge and appropriate experience of Sarbanes-Oxley Act compliance projects, which could improve our overall controls over financial reporting and assist us to implement improvements for where necessary.

We intend to remediate this material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. We cannot assure you, however, that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.” As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to a material weakness identified in our internal control over financial reporting as described above.

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16.B.CODE OF ETHICS

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

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2021	2022
	RMB	RMB
	(in thousands)
Audit Fees(1)	7,000	7,300
Total	7,000	7,300

Note:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

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

Our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the immediately preceding annual financial statement period, our auditor, which is a registered public accounting firm that the PCAOB was unable to inspect or investigate completely because of a position taken by the PRC government, issued our audit report that was included in our Form 20-F for the fiscal year of 2022.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As of the date of this annual report and to our best knowledge:

(i)	none of our or the VIEs’ shares are owned by governmental entities in the jurisdiction in which we are incorporated or otherwise organized;
(ii)	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or the VIEs;
(iii)	none of the members of our board of directors or the board of directors of our operating entity, including the VIEs, is an official of the Chinese Communist Party; and
(iv)	none of our or the VIEs’ amended and restated memorandum and articles of association contain any charter of the Chinese Communist Party.

ITEM 16.J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of LIZHI INC. are included at the end of this annual report.

ITEM 19.EXHIBITS

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

4.6*	English translation of the equity pledge agreement entered into on January 17, 2023 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi
4.7*	English translation of the exclusive equity transfer option agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi
4.8

English translation of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.9*	English translation of the business operation agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi
4.10*

English translation of the power of attorney dated January 17, 2023 issued by Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (珠海市大音若希企业管理中心(有限合伙)), one of the shareholders of Guangzhou Lizhi

4.11*	English translation of the power of attorney dated January 17, 2023 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Lizhi
4.12*	English translation of the power of attorney dated January 17, 2023 issued by Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司), one of the shareholders of Guangzhou Lizhi
4.13*	English translation of the first amended and restated agreement of equity pledge agreement entered into on January 6, 2023 by and between Guangzhou QingYin and the shareholders of Guangzhou Huanliao

4.14*

English translation of the first amended and restated agreement of exclusive equity transfer option agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholders of Guangzhou Huanliao

4.15*	English translation of the exclusive technical consulting and management service agreement entered into on July 19, 2022 by and between Guangzhou QingYin and Guangzhou Huanliao
4.16*

English translation of the first amended and restated agreement of business operation agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and, the shareholders of Guangzhou Huanliao

4.17*	English translation of the power of attorney dated January 6, 2023 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Huanliao
4.18*	English translation of the power of attorney dated January 6, 2023 issued by Ms. Juan Ren, one of the shareholders of Guangzhou Huanliao
8.1*	Significant subsidiaries of the registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Fangda Partners
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.4*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIZHI INC.

By:	/s/ Jinnan (Marco) Lai
	Name:	Jinnan (Marco) Lai
	Title:	Chief Executive Officer, Director

Dated: April 28, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lizhi Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lizhi Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

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

April 28, 2023

We have served as the Company’s auditor since 2019

LIZHI INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	As of	As of
	December 31, 2021	December 31, 2022
			US$
	RMB	RMB	Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	533,293	568,192	82,380
Short-term investments	—	111,353	16,145
Restricted cash	4,155	10,323	1,497
Accounts receivable, net	6,458	3,233	469
Prepayments and other current assets	33,604	30,391	4,406
Total current assets	577,510	723,492	104,897
Non-current assets:
Property, equipment and leasehold improvement, net	33,391	26,546	3,849
Intangible assets, net	2,245	1,183	172
Right-of-use assets, net	28,941	25,116	3,641
Other non-current assets	799	—	—
Total non-current assets	65,376	52,845	7,662
TOTAL ASSETS	642,886	776,337	112,559
LIABILITIES (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB332.6 million and RMB319.9 million as of December 31, 2021 and 2022, respectively)
Current liabilities:
Accounts payable	80,793	53,832	7,805
Deferred revenue	20,657	35,677	5,173
Salary and welfare payable	123,075	136,837	19,840
Taxes payable	5,564	5,421	786
Short-term loans	68,999	73,765	10,694
Lease liabilities due within one year	13,929	18,372	2,664
Accrued expenses and other current liabilities	53,486	47,622	6,904
Total current liabilities	366,503	371,526	53,866

LIZHI INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	As of	As of
	December 31, 2021	December 31, 2022
			US$
	RMB	RMB	Note 2(e)
Non-current liabilities:
Lease liabilities	17,076	8,195	1,188
Other non-current liabilities	4,452	3,952	573
Total non-current liabilities	21,528	12,147	1,761
TOTAL LIABILITIES	388,031	383,673	55,627

COMMITMENTS AND CONTINGENCIES (NOTE 16)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 798,962,260 shares issued and 782,801,250 shares outstanding as of December 31, 2021; 1,268,785,000 shares authorized, 818,962,260 shares issued and 803,607,050 shares outstanding as of December 31, 2022).	530	543	79
Class B ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively).	168	168	24
Treasury stock	(11)	(10)	(1)
Additional paid in capital	2,630,456	2,657,433	385,292
Statutory reserves	—	529	77
Accumulated deficit	(2,366,531)	(2,280,543)	(330,648)
Accumulated other comprehensive (loss)/income	(9,757)	14,557	2,111
TOTAL LIZHI Inc.’s SHAREHOLDERS’ EQUITY	254,855	392,677	56,934

Non-controlling interests	—	(13)	(2)

TOTAL SHAREHOLDERS’ EQUITY	254,855	392,664	56,932
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	642,886	776,337	112,559

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.

CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Net revenues	1,502,908	2,119,514	2,185,266	316,834
Cost of revenues	(1,134,678)	(1,502,505)	(1,468,921)	(212,974)
Gross profit	368,230	617,009	716,345	103,860
Operating expenses:
Selling and marketing expenses	(142,734)	(386,204)	(259,618)	(37,641)
General and administrative expenses	(88,856)	(104,617)	(106,727)	(15,474)
Research and development expenses	(225,329)	(264,706)	(283,349)	(41,082)
Total operating expenses	(456,919)	(755,527)	(649,694)	(94,197)
Operating (loss)/income	(88,689)	(138,518)	66,651	9,663
Other income:
Interest (expenses)/income, net	(1,796)	(1,103)	2,611	379
Foreign exchange losses	(836)	(738)	(1,052)	(153)
Investment income	1,241	468	2,197	319
Government grants	12,870	13,496	14,360	2,082
Others, net	(3,975)	(479)	1,944	282
(Loss)/income before income taxes	(81,185)	(126,874)	86,711	12,572
Income tax expense	(999)	(376)	(207)	(30)
Net (loss)/income	(82,184)	(127,250)	86,504	12,542
Accretions to preferred shares redemption value	(154,066)	—	—	—
Net loss attributable to the non-controlling interests shareholders	—	—	13	2
Net (loss)/income attributable to the Lizhi Inc.’s ordinary shareholders	(236,250)	(127,250)	86,517	12,544
Net (loss)/income	(82,184)	(127,250)	86,504	12,542
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(6,338)	(7,848)	24,314	3,525
Total other comprehensive (loss)/income	(6,338)	(7,848)	24,314	3,525
Total comprehensive (loss)/income	(88,522)	(135,098)	110,818	16,067
Accretions to preferred shares redemption value	(154,066)	—	—	—
Net loss attributable to the non-controlling interests shareholders	—	—	13	2
Comprehensive (loss)/income attributable to the Lizhi Inc.’s ordinary shareholders	(242,588)	(135,098)	110,831	16,069
Net (loss)/income attributable to the Lizhi Inc.’s ordinary shareholders per share
Basic	(0.27)	(0.13)	0.08	0.01
Diluted	(0.27)	(0.13)	0.08	0.01
Weighted average number of ordinary shares
Basic	883,202,412	991,715,849	1,036,485,949	1,036,485,949
Diluted	883,202,412	991,715,849	1,038,617,910	1,038,617,910
Net (loss)/income attributable to the Lizhi Inc.’s ordinary shareholders per ADSs
Basic	(5.35)	(2.57)	1.67	0.24
Diluted	(5.35)	(2.57)	1.67	0.24
Weighted average number of ADSs
Basic	44,160,121	49,585,792	51,824,297	51,824,297
Diluted	44,160,121	49,585,792	51,930,895	51,930,895

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share, ADS, per share and per ADS data)

							Accumulated
					Additional		other		Non-	Total
	Ordinary shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amounts	Shares	Amounts	capital	reserves	(loss)/income	deficit	interests	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	285,428,430	189	(25,428,430)	(18)	—	—	4,429	(2,003,031)	—	(1,998,431)
Net loss	—	—	—	—	—	—	—	(82,184)	—	(82,184)
Issuance of ordinary shares at the initial public offering (“IPO”)	82,000,000	56	—	—	256,352	—	—	—	—	256,408
Conversion of preferred shares to ordinary shares upon the completion of the IPO	569,036,090	391	—	—	2,100,665	—	—	—	—	2,101,056
Preferred shares redemption value accretion before the IPO	—	—	—	—	—	—	—	(154,066)	—	(154,066)
Share-based compensation	—	—	—	—	49,170	—	—	—	—	49,170
Grant of vested options to settle annual bonus	—	—	—	—	3,378	—	—	—	—	3,378
Issuance of treasury stock for share incentive plan	5,000,000	4	(5,000,000)	(4)	—	—	—	—	—	—
Vesting of restricted shares	—	—	9,857,100	8	(8)	—	—	—	—	—
Vesting of restricted share units	—	—	190,160	—	196	—	—	—	—	196
Exercise of share options	—	—	3,235,100	2	—	—	—	—	—	2
Foreign currency translation adjustment	—	—	—	—	—	—	(6,338)	—	—	(6,338)
Balance at December 31, 2020	941,464,520	640	(17,146,070)	(12)	2,409,753	—	(1,909)	(2,239,281)	—	169,191

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

							Accumulated
					Additional		other		Non-	Total
	Ordinary shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amounts	Shares	Amounts	capital	reserves	(loss)/income	deficit	interests	(deficit)/equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	941,464,520	640	(17,146,070)	(12)	2,409,753	—	(1,909)	(2,239,281)	—	169,191
Net loss	—	—	—	—	—	—	—	(127,250)	—	(127,250)
Issuance of ordinary shares at the follow-on public offering	73,710,080	48	—	—	183,140	—	—	—	—	183,188
Share-based compensation	—	—	—	—	34,715	—	—	—	—	34,715
Issuance of treasury stock for share incentive plan	15,002,660	10	(15,002,660)	(10)	—	—	—	—	—	—
Vesting of restricted shares	—	—	6,232,100	5	(5)	—	—	—	—	—
Vesting of restricted share units	—	—	4,830,900	3	2,853	—	—	—	—	2,856
Exercise of share options	—	—	4,924,720	3	—	—	—	—	—	3
Foreign currency translation adjustment	—	—	—	—	—	—	(7,848)	—	—	(7,848)
Balance at December 31, 2021	1,030,177,260	698	(16,161,010)	(11)	2,630,456	—	(9,757)	(2,366,531)	—	254,855

Balance at January 1, 2022	1,030,177,260	698	(16,161,010)	(11)	2,630,456	—	(9,757)	(2,366,531)	—	254,855
Net income	—	—	—	—	—	—	—	86,517	(13)	86,504
Issuance of treasury stock for share incentive plan	20,000,000	13	(20,000,000)	(13)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	24,964	—	—	—	—	24,964
Vesting of restricted shares	—	—	3,625,000	3	(3)	—	—	—	—	—
Vesting of restricted share units	—	—	9,286,460	6	2,016	—	—	—	—	2,022
Exercise of share options	—	—	7,894,340	5	—	—	—	—	—	5
Appropriation to statutory reserves	—	—	—	—	—	529	—	(529)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	24,314	—	—	24,314
Balance at December 31, 2022	1,050,177,260	711	(15,355,210)	(10)	2,657,433	529	14,557	(2,280,543)	(13)	392,664

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net (loss)/income	(82,184)	(127,250)	86,504	12,542
Adjustment to reconcile net (loss)/income to net cash generated from/(used in) operating activities:
Depreciation of property, equipment and leasehold improvement	17,677	19,225	18,056	2,618
Amortization of intangible assets	1,593	1,686	1,202	174
Amortization of right-of-use assets	8,569	10,329	14,557	2,111
Foreign exchange losses	836	738	1,052	153
Investment income	(1,241)	—	(331)	(48)
Interest expense	2,395	—	217	31
Share-based compensation	50,741	37,359	29,233	4,238
(Gains)/losses on disposal of property equipment and software	(28)	—	105	15
Changes in operating assets and liabilities:
Accounts receivable	(5,382)	1,903	3,225	468
Prepayments and other current assets	(4,989)	(15,935)	4,012	582
Accounts payable	5,968	2,526	(26,961)	(3,909)
Deferred revenue	2,471	3,656	15,020	2,178
Salary and welfare payable	26,393	29,998	11,505	1,668
Taxes payable	6,044	1,691	537	78
Lease liabilities	(8,555)	(8,279)	(15,169)	(2,199)
Accrued expenses and other current liabilities	14,277	2,886	(5,997)	(869)
Other non-current liabilities	5,411	(959)	(500)	(72)
Net cash generated from/(used in) operating activities	39,996	(40,426)	136,267	19,759
Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(21,246)	(20,075)	(11,691)	(1,695)
Purchase of intangible assets	(1,759)	(855)	(149)	(22)
Purchase of short-term investments	(86,305)	—	(191,022)	(27,696)
Maturities of short-term investments	14,505	73,022	80,000	11,599
Net cash received from disposal of property, equipment and leasehold improvement	246	9	79	11
Net cash (used in)/generated from investing activities	(94,559)	52,101	(122,783)	(17,803)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net	259,043	183,188	—	—
Proceeds from exercise of vested share options	2	3	5	1
Proceeds from short-term loans	69,942	49,248	72,015	10,441
Repayments of short-term loans	(30,941)	(19,757)	(67,249)	(9,750)
Net cash generated from financing activities	298,046	212,682	4,771	692
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(7,038)	(6,063)	22,812	3,306
Net increase in cash, cash equivalents and restricted cash	236,445	218,294	41,067	5,954
Cash, cash equivalents and restricted cash at beginning of the year	82,709	319,154	537,448	77,923
Cash, cash equivalents and restricted cash at end of the year	319,154	537,448	578,515	83,877
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(1,888)	(3,141)	(2,227)	(323)
Income taxes paid	—	(924)	(100)	(15)
Accretions to preferred shares redemption value	154,066	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities

Lizhi Inc. (the “Company”) was incorporated in the Cayman Islands in January 2019. The Company is a holding company and conducts its business mainly through its subsidiaries, and through variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group is primarily engaged in the operation of providing audio entertainment, and podcast, advertising and others in the People’s Republic of China (the “PRC” or “China”). The Group commenced its audio entertainment business from the fourth quarter of 2016.

As of December 31, 2022, the Company’s consolidated subsidiaries, the VIEs and subsidiaries of the VIEs are as follows:

	Place and	Percentage of
	year of	direct or indirect
Major Subsidiaries	incorporation	economic ownership	Principal activities
Lizhi Inc. (“Lizhi BVI”)	British Virgin Islands, Y2010	100	Investment holding
Lizhi Holding Limited (“Lizhi HK”)	Hong Kong, China Y2010	100	Investment holding
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”)	Beijing, China Y2011	100	Technical support and consulting services, advertising service
Tiya Inc. (“Tiya Cayman”)	Cayman Islands, Y2019	100	Investment holding
VOCAL BEATS Inc. (“Vocal Beats”)	British Virgin Islands, Y2019	100	Investment holding
TIYA INC. (“Tiya BVI”)	British Virgin Islands, Y2019	100	Investment holding
Tiya Holding Limited (“Tiya HK”)	Hong Kong, China Y2019	100	Investment holding
TIYA PTE. LTD.	Singapore Y2019	100	Audio entertainment business and others
NASHOR PTE. LTD.	Singapore Y2019	100	Audio entertainment business and others
Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”)	Guangzhou, China Y2019	100	Technical support and consulting services
Tiya Inc. (“Tiya USA”)	USA Y2020	100	Audio entertainment business and others
Guangzhou QingYin Information Technology Co., Ltd. (“Guangzhou QingYin”)	Guangzhou, China Y2022	100	Technical support and consulting services
Guangzhou Yuyin Information Technology Co., Ltd.	Guangzhou, China Y2022	100	Technical support and consulting services
Guangzhou Yuechuang Information Technology Co., Ltd.	Guangzhou, China Y2022	100	Technical support and consulting services

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

	Place and
	year of	Percentage of
	incorporation/	direct or indirect
Major VIEs	acquisition	economic ownership	Principal activities
Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”)	Guangzhou, China Y2007	100	Audio entertainment and podcast business
Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”)	Guangzhou, China Y2016	100	Audio entertainment business and others

	Place and	Percentage of
	year of	direct or indirect
Major subsidiaries of VIEs	incorporation	economic ownership	Principal activities
Changsha Limang Interaction Entertainment Co., Ltd.	Changsha, China Y2015	100	Audio entertainment business and others
Huai’an Lizhi Network Technology Co., Ltd.	Huai’an, China Y2015	100	Audio entertainment business and others
Wuhan Lizhi Network Technology Co., Ltd.	Wuhan, China Y2017	100	Audio entertainment business and others
Wuhan Yuyinliaorao Network Technology Co., Ltd.	Wuhan, China Y2019	100	Audio entertainment business and others
Wuhan Zhiyin Network Technology Co., Ltd.	Wuhan, China Y2019	100	Audio entertainment business and others

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities (Continued)

History of the Group

Initial Public Offering

In January 2020, the Company completed an IPO in which an aggregate of 82,000,000 Class A ordinary shares was offered and sold in the form of ADSs. On January 17, 2020, the ADSs have been listed on the Nasdaq Global Market under the symbol “LIZI”.

Follow-on Public Offering

In April 2021, the Company completed a registered direct offering of 3,685,504 ADSs and warrants to purchase up to 2,764,128 ADSs, at an offering price of US$8.14 per ADS and the corresponding warrant. The gross proceeds of this registered direct offering were US$30.0 million before deducting placement agent fees and other offering expenses.

Contractual arrangements with VIEs

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. The Company conducts a significant portion of its operations in the PRC through Guangzhou Lizhi, Guangzhou Huanliao, and their subsidiaries. The Company relies on a series of contractual arrangements among its wholly-owned PRC subsidiaries, VIEs and their shareholders to conduct the business operations of the VIEs and the VIEs’ subsidiaries.

As a result of these contractual arrangements, the Company’s wholly-owned subsidiaries are entitled to substantially all of the economic benefits from the VIEs and the VIEs’ subsidiaries and are obligated to absorb all of the VIEs and the VIEs’ subsidiaries expected losses and therefore the Company has determined that it is the ultimate primary beneficiary of the VIEs and subsidiaries of the VIEs, and has consolidated the financial results of VIEs and subsidiaries of the VIEs in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for accounting purposes.

Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly-owned subsidiaries Hongyi Technology, Guangzhou QingYin, the Company’s VIEs Guangzhou Lizhi, Guangzhou Huanliao and their shareholders (also nominee shareholders).

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Lizhi

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into on January 17, 2023 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of the VIE. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of the VIE, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction.  This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Lizhi, or, to the extent applicable, its shareholders, remains outstanding under the VIE contractual arrangements. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017, June 2019 and January 2023, respectively.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreement entered into on January 17, 2023 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi exclusively granted Hongyi Technology or any party appointed by Hongyi Technology an irrevocable option to purchase all or part of the shares in Guangzhou Lizhi held by then shareholders of Guangzhou Lizhi at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Hongyi Technology. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Lizhi held by the shareholders of Guangzhou Lizhi, or all irrevocable options to purchase such shares, have been transferred to Hongyi Technology or its designated person. Hongyi Technology is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Hongyi Technology under this agreement. The existing exclusive equity transfer option agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017, June 2019 and January 2023, respectively.

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi, Guangzhou Lizhi agreed to appoint Hongyi Technology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee which equal to an amount no more than 90% of the after-tax net profit of Guangzhou Lizhi and are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion, for a term of ten years starting from the date thereof. Hongyi Technology is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technical consulting and service agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated exclusive technical consulting and service agreement on substantially similar terms in June 2017.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Lizhi (Continued)

Operation Agreement

Pursuant to an operation agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi agreed that, without written consent of Hongyi Technology or a party designated by it, Guangzhou Lizhi shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Hongyi Technology is also entitled to appoint directors and senior management of Guangzhou Lizhi and instruct Guangzhou Lizhi on matters pertinent to its daily operation, financial management. Guangzhou Lizhi is obligated to fully effectuate the appointment or instructions made by Hongyi Technology in methods consistent with applicable laws and articles of Guangzhou Lizhi. Hongyi Technology is entitled to terminate or extend the operation agreement at its discretion. The existing operation agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated operation agreement on substantially similar terms in June 2017, June 2019 and January 2023, respectively.

Power of Attorney

Pursuant to a series of power of attorney issued by shareholders of Guangzhou Lizhi on January 17, 2023, such shareholders of Guangzhou Lizhi irrevocably appointed Hongyi Technology as their attorney-in-fact to act on their behalf on all shareholder matters of Guangzhou Lizhi and exercise all rights as shareholders of Guangzhou Lizhi. This power of attorney shall remain valid until the abovementioned operation agreement is terminated or Guangzhou Lizhi is dissolved, whichever is earlier. The existing series of power of attorney was initially entered into in March 2011 and was subsequently superseded by a new series of powers of attorney on substantially similar terms in June 2017, June 2019 and January 2023, respectively.

The Equity Pledge Agreement, Exclusive Equity Transfer Option Agreement, Exclusive Technical Consulting and Service Agreement, Operation Agreement and Power of Attorney were amended to reflect the changes of shareholders’ holding in the VIE at their respective dates. No other material terms or conditions of these agreements were changed or altered. The Company is still the ultimate primary beneficiary of Guangzhou Lizhi for accounting purpose, and the Group continues to consolidate Guangzhou Lizhi.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Huanliao

To streamline operations in China, the Company terminated the entire series of VIE contractual arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and then shareholder of Guangzhou Huanliao in July 2022, which were amended and restated in January 2023.

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into on January 6, 2023 by and between Guangzhou QingYin and then shareholders of Guangzhou Huanliao, such shareholders of Guangzhou Huanliao pledged all of their equity interests in Guangzhou Huanliao to Guangzhou QingYin to guarantee the performance of Guangzhou Huanliao and, to the extent applicable, such shareholders of Guangzhou Huanliao, of their obligations under the contractual arrangement of the VIE. If Guangzhou Huanliao or such shareholders of Guangzhou Huanliao fail to perform their obligations under the contractual arrangement of the VIE, Guangzhou QingYin will be entitled to, among other things, a right to sell the pledged shares of Guangzhou Huanliao via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement and the exclusive equity transfer option agreement, as mentioned below, remains in effect and any guaranteed obligation of Guangzhou Huanliao, or, to the extent applicable, its shareholders, remains outstanding under the VIE contractual arrangements. The existing equity pledge agreement was initially entered into in July 2022 and was subsequently amended and restated on substantially similar terms in January 2023.

Exclusive Equity Transfer Option Agreement

Pursuant to an exclusive equity transfer option agreement entered into on January 6, 2023 by and between Guangzhou Huanliao, Guangzhou QingYin and then shareholders of Guangzhou Huanliao, such shareholders of Guangzhou Huanliao exclusively granted Guangzhou QingYin or any party appointed by Guangzhou QingYin an irrevocable option to purchase all or part of the shares in Guangzhou Huanliao held by then shareholders of Guangzhou Huanliao at a price no lower than the lowest price permitted by PRC law. Whether to exercise this option and the timing, methods and frequency of exercising such option are at the full discretion of Guangzhou QingYin. The exclusive equity transfer option agreement shall remain valid until all shares in Guangzhou Huanliao held by then shareholders of Guangzhou Huanliao, or all irrevocable options to purchase such shares, have been transferred to Guangzhou QingYin or its designated person. Guangzhou QingYin is entitled to terminate this exclusive equity transfer option agreement if a default occurs due to reasons not related to Guangzhou QingYin under this agreement. The existing exclusive equity transfer option agreement was initially entered into in July 2022 and was subsequently amended and restated on substantially similar terms in January 2023.

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on July 19, 2022 by and between Guangzhou QingYin and Guangzhou Huanliao, Guangzhou Huanliao agreed to appoint Guangzhou QingYin as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee which equal to an amount no more than 90% of the after-tax net profit of Guangzhou Huanliao and are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion, for a term of ten years starting from the date thereof. Guangzhou QingYin is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Huanliao (Continued)

Operation Agreement

Pursuant to an operation agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and then shareholders of Guangzhou Huanliao, such shareholders of Guangzhou Huanliao agreed that, without written consent of Guangzhou QingYin or a party designated by it, Guangzhou Huanliao shall refrain from conducting any action that may materially or adversely affect its assets, business, personnel, obligations, rights or operation, for a term of ten years starting from the date thereof. Such actions include, among other things, incurrence of debt to a third party, change of directors or senior management, acquisition or disposal of assets or shares, amendment to its articles of association or business scope and other matters. Guangzhou QingYin is also entitled to appoint directors and senior management of Guangzhou Huanliao and instruct Guangzhou Huanliao on matters relating to its daily operation, financial management. Guangzhou Huanliao is obligated to fully effectuate the appointment or instructions made by Guangzhou QingYin in methods consistent with applicable laws and articles of Guangzhou Huanliao. Guangzhou QingYin is entitled to terminate or extend the operation agreement at its discretion. The existing operation agreement was initially entered into in July 2022 and was subsequently amended and restated on substantially similar terms in January 2023.

Power of Attorney

Pursuant to a series of power of attorney issued by shareholders of Guangzhou Huanliao on January 6, 2023, such shareholders of Guangzhou Huanliao irrevocably appointed Guangzhou QingYin as their attorney-in-fact to act on their behalf on all shareholder matters of Guangzhou Huanliao and exercise all rights as shareholders of Guangzhou Huanliao. This power of attorney shall remain valid until the abovementioned operation agreement is terminated or Guangzhou QingYin is dissolved. The existing series of power of attorney was initially entered into in July 2022 and was subsequently superseded by a new series of powers of attorney on substantially similar terms in January 2023.

The Equity Pledge Agreement, Exclusive Equity Transfer Option Agreement, Exclusive Technical Consulting and Service Agreement, Operation Agreement and Power of Attorney were amended to reflect the changes of shareholders’ holding in the VIE at their respective dates. No other material terms or conditions of these agreements were changed or altered. The Company is still the ultimate primary beneficiary of Guangzhou Huanliao for accounting purpose and the Group continues to consolidate Guangzhou Huanliao.

Risks in relation to the VIE structure

A significant part of the Company’s business is conducted through the VIEs, of which the Company is the ultimate primary beneficiary. The Company has been advised by its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company’s annual report are valid, binding and enforceable under the current laws and regulations of China. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The Chief Executive Officer (CEO) along with the Chief Technology Officer (CTO) own the majority of the voting shares of the Company, they also own the majority of the voting shares of the VIEs.  The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on these individuals enforcing the contracts.  There is a risk that the benefits of ownership between the Company and the VIEs may not be aligned in the future.  Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group’s operations depend on the VIEs to honour their contractual agreements with the Group and the enforceability, and therefore the benefits depend on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to be the ultimate primary beneficiary and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

The Company’s ability to be the ultimate primary beneficiary of the VIEs also depends on the Power of Attorney the shareholders have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the business licenses and/or operating licenses of the Group;
●	confiscate any of the Group’s income that they deem to be obtained through illegal operations;
●	discontinue or place restrictions or onerous conditions on the Group’s operations;
●	place restrictions on the Group’s right to collect revenues;
●	shut down the Group’s servers or block the Group’s apps/websites;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply;
●	taking other regulatory or enforcement actions against the Group that could be harmful to the Group’s business; or
●	impose fines on the Group.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, which may result in deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of the Company’s management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant wholly foreign owned enterprises are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. Management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those contractual arrangements.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the VIEs as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	191,549	302,103
Restricted cash	3,023	—
Accounts receivable, net	1	902
Prepayments and other current assets	20,245	21,365
Amount due from the subsidiaries of the Group	197	781
Total current assets	215,015	325,151
Non-current assets:
Property, equipment and leasehold improvement, net	28,580	18,390
Intangible assets, net	2,245	1,104
Right-of-use assets, net	9,653	7,087
Other non-current assets	799	—
Total non-current assets	41,277	26,581
TOTAL ASSETS	256,292	351,732
Current liabilities:
Accounts payable	70,639	50,735
Deferred revenue	19,118	27,718
Salary and welfare payable	116,204	120,563
Taxes payable	4,940	4,112
Short-term loans	68,999	66,800
Lease liabilities due within one year	5,767	7,021
Accrued expenses and other current liabilities	42,803	42,770
Amount due to the subsidiaries of the Group	377,331	379,306
Total current liabilities	705,801	699,025
Non-current liabilities:
Lease liabilities	4,132	160
Total non-current liabilities	4,132	160
TOTAL LIABILITIES	709,933	699,185

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

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

	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	1,456,190	1,975,758	2,155,620
Net (loss)/income	(84,441)	(81,551)	106,188

Included in the net (loss)/income of the VIEs are charges for technical development or technical service fees paid to other entities within the Group. The amount of such fees were RMB26.9 million, RMB9.6 million, and RMB82.1 million in 2020, 2021 and 2022, respectively.

	For the year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	17,425	(17,723)	147,067
Net cash (used in)/generated from investing activities	(94,559)	52,323	(5,576)
Net cash generated from/(used in) financing activities	187,752	7,298	(33,960)
Net increase in cash, cash equivalents and restricted cash	110,618	41,898	107,531

For the years ended December 31, 2020, 2021 and 2022, net cash generated from financing activities in the VIEs consist of: i) net borrowing from/(net repayments to) the Group companies, amounting to RMB148.8 million, RMB(22.2) million and RMB (31.8) million, respectively, and ii) net borrowing from/(net repayments to) bank loans of RMB39.0 million, RMB29.5 million and RMB(2.2)million, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounted to approximately RMB51.0 million and RMB51.0 million as of December 31, 2021 and 2022, respectively, as well as certain non-distributable statutory reserves amounting to nil and RMB0.5 million as of December 31, 2021 and 2022, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting a significant portion of businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Liquidity

The Group incurred net (loss)/income of RMB(82.2) million, RMB(127.3) million and RMB86.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash generated from/(used in) operating activities were RMB40.0 million, RMB (40.4) million and RMB136.3 million for the years ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficit was RMB2,366.5 million and RMB2,280.5 million as of December 31, 2021 and 2022, respectively.The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

The Group’s principal sources of liquidity have been cash generated from its operations and contributions from its shareholders, as well as short term borrowings. As of December 31, 2022, it had RMB568.2 million (US$82.4 million) in cash and cash equivalents which are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less. The Group had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB352.0 million (US$51.0 million) as of December 31, 2022. Therefore, the Group believes its current cash and cash equivalents will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company is the ultimate primary beneficiary.

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

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity for accounting purpose.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.Significant Accounting Policies (Continued)

c)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported years in the consolidated financial statements and accompanying notes. Such accounting estimates include, but are not limited to, assessment of average user relationship period for podcast business, assessment for the impairment of long-lived assets, fair value measurement of short-term investments, provision for income taxes and valuation allowance for deferred tax assets, fair value of ordinary shares and preferred shares before the IPO, and valuation and recognition of share-based compensation expenses.

d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The Company and its overseas subsidiaries use United States dollars (“US$”) as their functional currency. The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss)/income in the consolidated statements of operations and comprehensive (loss)/income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange gains/(losses) in the consolidated statements of operations and comprehensive (loss)/income.

e)	Convenience Translation

Translations of balances in the consolidated balance sheets, the consolidated statements of operations and comprehensive (loss)/income and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate or at any other rate.

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
f)	Fair value measurements (Continued)

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, other receivables (included in “Prepayments and other current assets”), accounts payable and other payables (included in “Accrued expenses and other current liabilities”), and short-term loans.

See Note 18 for additional information relating to fair value measurements as of December 31, 2022.

g)	Cash and cash equivalents

Cash and cash equivalents mainly represent cash and demand deposits placed with financial institutions, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2021 and 2022, the Group had cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay in connection with the collection of service fees online for a total amount of RMB11.3 million and RMB8.6 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

As of December 31, 2021 and 2022, the Group had approximately RMB237.8 million and RMB415.6 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 44.6% and 73.2% of total cash and cash equivalents of the Group, respectively. Cash transfers from the Company’s PRC subsidiaries and VIEs to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

The Group had no lien arrangements during the years ended December 31, 2020, 2021 and 2022.

h)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2022, bank balance of the Group amounted to RMB10.3 million was restricted, among which RMB7.8 million represents restricted deposits used as security against short-term loans and RMB2.5 million represents restricted deposits used as security against credit cards and an overseas operating lease.

i)Short-term investments

In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive (loss)/income. To estimate fair value, the Company refers to the quoted rate of return provided by financial institutions at the end of each period and classifies the valuation techniques that use these inputs as level 2 of fair value measurement. Since these investments’ maturity dates are within one year, they are classified as short-term investments. The Company recorded investment income from its short-term investments of RMB1.2 million, RMB0.5 million and RMB2.2 million in the consolidated statements of operations and comprehensive (loss)/income for the years ended December 31, 2020, 2021 and 2022.

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

As of December 31, 2022, the Group was not yet required to adopt the expected credit loss model for estimating the allowance for doubtful accounts. See Note 2(dd) for additional information.

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and leasehold improvement is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive (loss)/income.

l)Intangible assets, net

Intangible assets mainly consist of copyright, software, trademark and others. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. No impairment charge was recognized for any of the years presented. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

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

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.Significant Accounting Policies (Continued)

n)	Revenue recognition

The Group’s revenues comprise audio entertainment revenue, podcast, advertising and other revenue.

The following table summarizes the revenue by type of service provided by the Group:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Audio entertainment	1,481,120	2,101,475	2,174,314
Podcast, advertising and others	21,788	18,039	10,952
Total	1,502,908	2,119,514	2,185,266

The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services.

Audio entertainment revenue

The Group is principally engaged in operating its own audio entertainment live streaming platform, which enable hosts and users to interact with each other during audio entertainment live streaming services. Audio entertainment revenue is generated from sales of virtual items on the platform. The Group has a recharge system for users to purchase the Group’s virtual currency which is then used to purchase virtual items for use. Users can recharge via bank transfer and various online third-party payment platforms, including AliPay, WeChat Pay and other payment platforms. Virtual currency is non-refundable and without expiry. The virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below, unless otherwise stated.

The Group engages hosts to provide audio entertainment live streaming services. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with hosts and their respective guilds in accordance with their audio entertainment live streaming service agreements.

The Group evaluates and determines that it is the principal and views users to be its customers. The Group reports audio entertainment revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to hosts and their respective guilds are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to users and having a level of discretion in establishing pricing. The Group designs, creates and offers various virtual items for sale to users with pre-determined stand-alone selling price. Virtual items are categorized as either consumable or time-based items. Consumable items are consumed upon purchase while time-based items could be used for a fixed period of time such as a virtual special symbol that can be purchased and displayed on the users’ profile over a fixed period of time. Users can purchase either consumable or time-based items and present these virtual items to hosts to show support for their favorite hosts or purchase time-based virtual items that enhance the users’ personal profile.

Revenue related to each consumable item is a single performance obligation provided on a consumption basis and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the contract period. During the years ended December 31, 2020, 2021 and 2022, the weighted average contract period for the time-based virtual items purchased were 124 days, 117 days and 121 days, respectively. The Group does not have further performance obligations to users after the virtual items are consumed immediately or after the stated contract period for time-based items.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.Significant Accounting Policies (Continued)

n)	Revenue recognition (Continued)

Podcast revenue

The Group provides users certain subscription services which entitle paying subscribers access to listen to specific podcast content on the platform. The subscription fee is time-based and is collected upfront from subscribers.

The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services throughout the estimated average user relationship period as the subscription period is generally perpetual. Revenue is recognized ratably over the estimated average user relationship period. The estimated average user relationship period is based on historical data collected from those paying users who have subscribed to podcast content. The Group estimates the average user relationship period for a podcast content to be the date a user subscribes to it through the date the Group estimates the paying user will listen to the content for the last time.

The determination of the estimated average user relationship period is based on the Group’s best estimate that considers all known and relevant information, including actual historical patterns of usage, at the time of assessment. Any adjustments arising from changes in the estimated average user relationship period as a result of new information is accounted as a change in accounting estimate.

The podcast contents are licensed by broadcasters to the Group. The Group records revenue on a gross basis considering that the Group: (i) is the primary obligor in the arrangement; and (ii) has latitude in establishing the selling price.

Contract liabilities

Contract liabilities primarily consist of deferred revenue which comprises unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast services.

During the years ended December 31, 2020, 2021 and 2022, the Group recognized revenue amounted to RMB9.9 million, RMB11.0 million and RMB12.5 million, respectively, that was included in the corresponding opening deferred revenue balance of the year.

During the years ended December 31, 2020, 2021 and 2022, the Group did not have any arrangement where the performance obligations had already been satisfied in the past year but recognized the corresponding revenue in the current year.

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

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
n)	Revenue recognition (Continued)

Practical Expedients

The Group has used the following practical expedients as allowed under generally accepted accounting principles in the U.S.:

(i)	The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have an original expected duration of one year or less.
(ii)	Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. Accordingly, the Group has determined that its contracts generally do not include a significant financing component.
(iii)	Costs to obtain a contract with a customer are expensed as incurred when the amortization period is estimated to be one year or less.
o)	Deferred revenue

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

Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits to the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of the Group’s corporate image and mobile app, and the organization of offline events between hosts and users. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, advertising and promotional expenses were RMB127.4 million, RMB360.2 million and RMB228.2 million, respectively.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
s)	Leases

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group adopted the accounting for leases beginning January 1, 2020 by applying the modified retrospective method to those contracts that were not completed as of January 1, 2020. There was no impact to retained earnings at adoption.

The Group elected to utilize the package of practical expedients at the time of adoption, which allowed the Group to: (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

The Group has operating leases for office buildings and has no finance leases as of December 31, 2021 and 2022. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

Government grants represent cash subsidies received from the PRC government by the Group. Government grants are in connection with the Group’s contributions to research and development activities, and additional deduction of Value Added Tax (“VAT”) input in local business districts.

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

Share-based compensation expenses are recognized in the consolidated financial statements based on their grant date fair values. The fair value of share option is affected by the fair value of ordinary shares as well as assumptions regarding complex and subjective variables, including: (i) the expected volatility of the fair value of ordinary shares, (ii) actual and projected employee share option exercise behavior, (iii) risk-free interest rates and (iv) expected dividends. The fair value of restricted share, restricted share units and share options with little to no exercise price, are generally measured as the grant date price of the Company’s ordinary shares.

The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk-free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US. All share-based awards granted as of the years presented herein were granted with little to no exercise price and, accordingly, fair value was measured as the grant date price of the Company’s ordinary shares.

Share-based compensation expenses are recorded net of actual forfeitures. For a cliff-vesting award or an award with graded-vesting features and service conditions only, the Company uses the straight-line method to recognize compensation cost over the total requisite service period for the entire award. For an award with performance and/or service condition that affects vesting, the performance and/or service condition is not considered in determining the award’s fair value on the grant date. The Company recognizes compensation expenses for awards with performance conditions if, and when, the Company concludes that it is probable that the performance condition will be achieved, net of actual pre-vesting forfeitures over the requisite service period, using a graded-vesting method. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation expense based on its probability assessment, unless the Company is not able to determine that it is probable that a performance condition will be satisfied until the event occurs.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
v)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses were approximately RMB38.5 million, RMB57.2 million and RMB53.9 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive (loss)/income. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2020, 2021 and 2022.

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

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
y)	Net (loss)/income per share

Basic net (loss)/income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net (loss)/income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares, restricted shares and restricted share units, unless they were anti-dilutive. The computation of diluted net (loss)/income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e., an increase in earnings per share amounts or a decrease in loss per share amounts) on net (loss)/income per share.

The Group used the two-class method of computing basic earnings per share before the IPO in January 2020. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares were participating securities because they were entitled to receive dividends or distributions on an as converted basis. Upon the completion of the Company’s IPO in January 2020, the preferred shares were automatically converted into ordinary shares. The two-class method of computing net (loss)/income per share ceased to apply on the conversion date.

z)	Statutory reserves

In accordance with China’s Company Laws, the Company’s VIEs and subsidiaries of the VIEs in PRC must make appropriations from their after-tax profit, if any (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit, if any (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the subsidiary. Appropriations to the other two reserve funds are at the subsidiary’s discretion.

For the years ended December 31, 2020, 2021 and 2022, appropriations to general reserve fund and statutory surplus fund amounted to nil, nil and RMB0.5 million, respectively.

aa)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined to include all changes in (deficit)/equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive (loss)/income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

bb)	Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management has determined that the Group operates in one segment.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
cc)	Concentration and credit risk

Advertising and promotional service providers

The Group relied on advertising and promotional service providers and their affiliates to promote its platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The number of advertising and promotional service providers during the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the year ended December 31,
	2020	2021	2022
Total number of advertising and promotional service providers	203	198	182
Number of service providers that each accounted for 10% or more of the Group’s advertising and promotional expenses	3	2	2
Total percentage of the Group’s advertising and promotional expenses that were paid to these service providers who each accounted for 10% or more of the Group’s advertising and promotional service expenses	38.1%	44.9%	35.7%

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other receivables (recorded in “Prepayments and other current assets”). As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in financial institutions which management consider being of high credit quality. As of December 31, 2021 and 2022, approximately 49% and 64%, respectively, of the Group’s cash and cash equivalents, short-term investments, and restricted cash were held in 11 and 12 financial institutions, respectively, located in the Chinese mainland. The remaining cash and cash equivalents, short-term investments and restricted cash were held primarily in financial institutions in Hong Kong and Singapore. Under Chinese mainland law, it is generally required that a commercial bank in the Chinese mainland that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money. Banks in the Chinese mainland are subject to a series of risk control regulatory standards, and bank regulatory authorities in the Chinese mainland are empowered to take over the operation and management of any Chinese mainland bank that faces a material credit crisis. As of December 31, 2021 and 2022, the Group held its cash and cash equivalents, short-term investments and restricted cash in different financial institutions and held no more than approximately 18% and 26%, respectively, of its total cash at any single institution. Accounts receivable is typically unsecured and is generally derived from revenue earned from advertising business.

Major customers for advertising business

There were one and two customers that had receivable balances derived from advertising business exceeding l0% of the total accounts receivable balances of the Group as of December 31, 2021 and 2022, respectively, as follows:

	December 31,	December 31,
	2021	2022
Customer A	87.3%	71.6%
Customer B	—	27.8%

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
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

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was further amended by ASU 2019-10 in November 2019, for public business entities that meet the definition of an U.S. Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be SRCs as defined by the SEC, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. All entities may adopt the amendments in this update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company is required to recognize an allowance based on its estimate of expected credit loss. The Company adopted ASU 2016-13 beginning January 1, 2023 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Company has finalized its analysis and the impact to the opening balance of retained earnings at January 1, 2023 was immaterial.

3.Cash and Cash Equivalents

The following is a summary of cash and cash equivalents:

	December 31, 2021	December 31, 2022
	RMB	RMB
Cash and cash equivalents:
RMB	237,393	415,670
US$	291,776	149,227
Others	4,124	3,295
Total cash and cash equivalents	533,293	568,192

4.Accounts Receivable, Net

Accounts receivable, net is consisted of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Accounts receivable, gross:	6,458	3,233
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	6,458	3,233

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

As of December 31, 2022, the Group was not yet required to adopt the expected credit loss model for estimating the allowance for doubtful accounts. See Note 2(dd) for additional information.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

5.Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Prepayments to vendors	12,408	16,110
Deposits	7,786	5,286
Receivables from third-party online payment platform	5,652	2,612
Deductible VAT	2,946	2,399
Staff advances	495	393
Others	4,317	3,591
Total	33,604	30,391

6.Property, Equipment and Leasehold Improvement, Net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Electronic equipment	76,401	80,099
Furniture and office equipment	1,729	3,273
Vehicles	2,793	2,818
Leasehold improvement	10,012	15,407
Total property, equipment and leasehold improvement	90,935	101,597
Less: accumulated depreciation	(57,544)	(75,051)
Property, equipment and leasehold improvement, net	33,391	26,546

Depreciation expenses were RMB17.7 million, RMB19.2 million and RMB18.1 million for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment charge was recognized for any of the years presented.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

7.Leases

The Group’s operating leases mainly related to offices facilities and staff quarters. As of December 31, 2021 and 2022, the Group recognized the following items related to operating leases on its consolidated balance sheet:

	December 31, 2021	December 31, 2022
	RMB	RMB
Operating lease ROU assets	28,941	25,116
Operating lease liabilities, non-current	(17,076)	(8,195)
Operating lease liabilities, current	(13,929)	(18,372)
Total operating lease liabilities	(31,005)	(26,567)
Weighted average remaining lease term	2.5 years	1.7 years
Weighted average discount rate	7.0%	6.3%

The components of lease cost for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease cost	8,569	10,329	17,284
Short-term lease cost	7,456	9,353	10,974
Total lease cost	16,025	19,682	28,258

No lease cost was capitalized as part of the cost of another assets.

Supplemental cash flow information related to the operating leases was as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash payments for operating leases	8,867	9,786	17,910
Right-of-use assets obtained in exchange for operating lease liabilities	12,851	34,988	13,505

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2022 is as follows:

RMB
2023	19,527
2024	7,399
2025	1,121
Total future lease payments	28,047
Impact of discounting remaining lease payments	(1,480)
Total lease liabilities	26,567

The increase of operating lease assets obtained in exchange for operating lease liabilities in 2022 was mainly due to the renewal of lease agreements that expired , and several new lease agreements signed by the Group in 2022. As of December 31, 2021 and 2022, the Group had no operating leases that had not yet commenced.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8.Taxation

a)Income taxes

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. For the years ended December 31, 2020, 2021 and 2022, the Company’s overseas entity recognized income tax expense amounted to RMB1.0 million, RMB0.3 million and RMB0.1 million, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.

Hong Kong

Subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at a two-tiered regime under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. As an anti-avoidance measure, a group of “connected entities” can only nominate one entity within the Group to enjoy the reduced tax rate for a given year of assessment.

China

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIEs and subsidiaries of the VIEs are subject to an income tax of 25%, except for Guangzhou Lizhi and Guangzhou Huanliao. Due to their current status of entitled High and New Technology Enterprise (“HNTE”), Guangzhou Lizhi enjoys a preferential tax rate of 15% starting from 2017 and Guangzhou Huanliao enjoys a preferential tax rate of 15% starting from 2021, respectively. This status is subject to annual evaluation and a requirement that Guangzhou Lizhi and Guangzhou Huanliao reapply for HNTE status every three years.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8.	Taxation (Continued)

a)Income taxes (Continued)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Tax rate difference from preferential tax treatments and statutory rate in other jurisdictions	(16.3)	(16.5)	(0.1)
Effect of withholding taxes	—	(0.3)	—
Permanent differences(1)	16.9	26.6	(33.4)
Change in valuation allowances	(26.8)	(35.2)	8.7
Effective income tax rate	(1.2)	(0.4)	0.2
(1)	The permanent differences mainly consist of additional super deduction for research and development expenditures, and certain non-deductible expenses.

As of December 31, 2022, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB

Loss expiring in 2023	3,238
Loss expiring in 2024	14,186
Loss expiring in 2025	18,996
Loss expiring in 2026	43,579
Loss expiring in 2027	28,366
Loss expiring in 2028	47,863
Loss expiring in 2029	156,879
Loss expiring in 2030	156,066
Loss expiring in 2031	207,664
Loss expiring in 2032	14,027
690,864

b)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	112,248	108,601
Advertising expenses in excess of deduction limit	63	—
Deferred revenue	527	—
Total deferred tax assets	112,838	108,601
Less: valuation allowances	(112,838)	(108,601)
Net deferred tax assets	—	—

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8.	Taxation (Continued)

b)Deferred tax assets and liabilities (Continued)

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

	Balance at January 1	Movement*	Balance at December 31
	RMB	RMB	RMB
2020	(80,320)	5,713	(74,607)
2021	(74,607)	(38,231)	(112,838)
2022	(112,838)	4,237	(108,601)
*

The movement in valuation allowances were due to the changes of deferred tax assets recognized for net operating tax loss carry forwards, advertising expenses in excess of deduction limit and deferred revenue.

c)Withholding income tax

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

To the extent that subsidiaries, VIEs and subsidiaries of the VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2021 and 2022, the Company did not record any such withholding tax of its subsidiaries, the VIEs and subsidiaries of the VIEs in the PRC as they are still in accumulated deficit position.

9.Taxes Payable

The Group’s subsidiaries, the VIEs and subsidiaries of the VIEs incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of taxes payable as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
VAT payables	2,058	1,846
Withholding individual income taxes for employees	2,334	2,533
Income tax payable	450	557
Others	722	485
Total	5,564	5,421

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

10.Short-term Loans

During the years ended December 31, 2021 and 2022, the Group obtained bank credit facilities totaling RMB121.8 million. The unused credit line amount was RMB48.0 million as of December 31, 2022.

As of December 31, 2021 and 2022, the loans obtained by the Group under these bank facilities have maturity dates that are less than six months and the weighted average interest rate for the outstanding loans was 5.3% and 4.6%, respectively.

As of December 31, 2021 and 2022, the balance of short-term loans was RMB69.0 million and RMB73.8 million, respectively.

11.Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
Advertising and promotional expenses	32,849	33,048
Professional service fees	7,690	5,237
Payable for property, equipment and leasehold improvement,net	681	871
Accrued sales rebates for advertising business	2,660	1,360
Provision for litigation contingencies	4,863	3,156
Others	4,743	3,950
Total	53,486	47,622

12.Cost of Revenues

The following is a summary of cost of revenues for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue sharing fees	1,031,903	1,357,270	1,351,096
Salary and welfare benefits	41,159	52,268	40,653
Payment handling costs	22,692	32,506	22,899
Bandwidth costs	11,226	30,889	32,795
Share-based compensation expense	14,789	11,484	7,052
Others	12,909	18,088	14,426
Total	1,134,678	1,502,505	1,468,921

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

13.Ordinary Shares

The authorized share capital of the Company was 1,500,000,000 shares comprising of (i) 1,268,785,000 Class A ordinary shares; (ii) 231,215,000 Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion right. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to ten votes per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not a Founder or an affiliate of a Founder becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Prior to the completion of the IPO in January 2020, the Company issued several series of convertible redeemable preferred shares (collectively referred to as the “Preferred Shares”), these preferred shares have certain preferred rights and the Group has classified them in the mezzanine equity of the consolidated balance sheets. In addition, the Group records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. All series of Preferred Shares were automatically converted into Class A ordinary shares upon the Company’s IPO in January 2020. Accordingly, no additional accretion has been recorded since conversion and no mezzanine equity recorded since completion of the IPO.

14.Share-based Compensation

(a)Description of stock incentive plan

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

2019 Incentive Plan and related amendments

On May 31, 2019, the Board of Directors of the Company approved the 2019 Share Incentive Plan (the “2019 Incentive Plan”) whereby the incentive share options and restricted shares granted to employees and non-employees by Lizhi BVI in the 2018 Incentive Plan shall be replaced and superseded by the exact number of share options and restricted shares of the Company for each grantee (the “2019 Replacement”). There is no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share-based awards immediately before and after the 2019 Replacement, thus, the 2019 Replacement was not considered a modification of share-based awards.

On March 18, 2020, the 2019 Incentive Plan was further amended and restated, to increase the maximum aggregate number of Class A ordinary shares authorized to issue from 40,000,000 to 100,000,000 (the “Amended and Restated 2019 Share Incentive Plan”). On September 17, 2021, the Second Amended and Restated 2019 Share Incentive Plan was adopted to replace the Amended and Restated 2019 Share Incentive Plan in its entirety, increasing the maximum aggregate number of Class A ordinary shares authorized to issue from 100,000,000 to 170,000,000.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(a)Description of stock incentive plan (Continued)

Share-based compensation recognized for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cost of revenues	14,789	11,484	7,052	1,022
Selling and marketing expenses	2,370	3,431	2,259	328
General and administrative expenses	16,128	12,496	9,659	1,400
Research and development expenses	17,454	9,948	10,263	1,488
Total	50,741	37,359	29,233	4,238

As of December 31, 2021 and 2022, total unrecognized compensation expenses related to unvested awards granted under the Second Amended and Restated 2019 Share Incentive Plan were RMB75.3 million and RMB62.5 million (US$9.1 million), respectively. As of December 31, 2021 and 2022, the weighted average remaining vesting period for share-based awards were 2.58 and 2.93 years, respectively.

During the years ended December 31, 2020, 2021 and 2022, there was no cash settled equity instrument granted under share-based payment arrangements, and no compensation cost for share-based payment arrangements was capitalized as part of the cost of an asset.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(b)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2020, 2021 and 2022.

				Weighted average	Remaining	Aggregated
	Employees	Consultants	Total	exercise price	contractual life	intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB

Outstanding at January 1, 2020	11,821	500	12,321	0.0001	2.75	43,011
Granted	32,932	363	33,295	0.0001	—	—
Exercised	(3,235)	—	(3,235)	0.0001	—	—
Forfeited	(3,714)	—	(3,714)	0.0001	—	—
Outstanding at December 31, 2020	37,804	863	38,667	0.0001	3.09	48,921
Exercisable as of December 31, 2020	5,002	250	5,252	0.0001	—	6,644

Outstanding at January 1, 2021	37,804	863	38,667	0.0001	3.09	48,921
Granted	32,389	—	32,389	0.0001	—	—
Exercised	(4,925)	—	(4,925)	0.0001	—	—
Forfeited	(15,571)	—	(15,571)	0.0001	—	—
Outstanding at December 31, 2021	49,697	863	50,560	0.0001	2.56	29,786
Exercisable as of December 31, 2021	8,216	341	8,557	0.0001	—	5,041

Outstanding at January 1, 2022	49,697	863	50,560	0.0001	2.56	29,786
Granted	24,924	—	24,924	0.0001	—	—
Exercised	(7,894)	—	(7,894)	0.0001	—	—
Forfeited	(6,076)	—	(6,076)	0.0001	—	—
Outstanding at December 31, 2022	60,651	863	61,514	0.0001	2.98	13,452
Exercisable as of December 31, 2022	16,421	682	17,103	0.0001	—	3,740

The granted options awards will be vested over a period from nil to four years. The weighted average grant date fair value of options granted for the years ended December 31, 2020, 2021 and 2022 were RMB1.96,RMB1.44 and RMB0.28 (US$0.04) per option, respectively.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(c)	Restricted shares activities

The following table sets forth the summary of restricted shares activities:

		Weighted-Average
	Number of Restricted Shares	Grant Date
	Granted	Fair Value
	(in thousands)	US$

January 1, 2020	24,928	0.23
Awarded	2,607	0.27
Forfeited	(7,821)	0.26
Vested	(9,857)	0.22
Outstanding at December 31, 2020	9,857	0.23

January 1, 2021	9,857	0.23
Awarded	—	—
Forfeited	—	—
Vested	(6,232)	0.24
Outstanding at December 31, 2021	3,625	0.21

January 1, 2022	3,625	0.21
Awarded	—	—
Forfeited	—	—
Vested	(3,625)	0.21
Outstanding at December 31, 2022	—	—

There are no remaining restricted shares outstanding as of December 31, 2022.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(d)	Restricted share units activities

(i)Pursuant to the Second Amended and Restated 2019 Share Incentive Plan, 9,611,020, 13,080,200 and 2,192,900 restricted share units were granted to certain employees in 2020, 2021 and 2022, respectively. These restricted share unit awards will be vested over a period of four years, with a summary of activities as follows:

	Number of Restricted Share	Weighted-Average
	Units Granted	Grant Date Fair Value
	(in thousands)	US$

January 1, 2020	—	—
Awarded	9,611	0.22
Forfeited	(5,101)	0.24
Vested	—	—
Outstanding at December 31, 2020	4,510	0.20

January 1, 2021	4,510	0.20
Awarded	13,080	0.30
Forfeited	(2,308)	0.20
Vested	(3,018)	0.19
Outstanding at December 31, 2021	12,264	0.31

January 1, 2022	12,264	0.31
Awarded	2,193	0.07
Forfeited	(2,612)	0.33
Vested	(3,649)	0.29
Outstanding at December 31, 2022	8,196	0.29

(ii) Pursuant to the Second Amended and Restated 2019 Share Incentive Plan, the Company granted restricted share units with fixed monetary amount to certain employees from 2020 to 2022 with vesting period from one to four years. These share-settled obligations require that the variable number of shares to be issued based on an average market price for the shares over the last 30 days before each vesting day. As the monetary value of such obligation is predominantly based on a fixed monetary amount known at inception, the obligation is classified as a liability under generally accepted accounting principles in the U.S. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability with no gain or loss recognized. For the years ended December 31, 2020, 2021 and 2022, 190,160, 1,812,960 and 5,637,860 restricted share units have been vested, respectively.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

15.Net (Loss)/Income per Share

For the years ended December 31, 2020, 2021 and 2022, the following shares outstanding were excluded from the calculation of diluted net (loss)/income per share, as their inclusion would have been anti-dilutive for the periods prescribed but which could potentially dilute EPS in the future.

	For the year ended December 31,
	2020	2021	2022
Share options	2,092,300	7,036,117	—
Restricted shares	3,141,612	5,680,877	—
Restricted share units	—	2,462,618	—
Total	5,233,912	15,179,612	—

The following table sets forth the computation of basic and diluted net (loss)/income per share of the Company for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(82,184)	(127,250)	86,504
Less: accretions to preferred shares redemption value	(154,066)	—	—
Less: net loss attributable to the non-controlling interest shareholders	—	—	(13)
Net (loss)/income attributable to Lizhi Inc.’s ordinary shareholders	(236,250)	(127,250)	86,517

Denominator:
Weighted average number of ordinary shares outstanding, basic	883,202,412	991,715,849	1,036,485,949
Add:
Share options	—	—	852,691
Restricted shares	—	—	1,279,270
Weighted average number of ordinary shares outstanding, diluted	883,202,412	991,715,849	1,038,617,910

Basic net (loss)/income per share attributable to Lizhi Inc.’s ordinary shareholders	(0.27)	(0.13)	0.08
Diluted net (loss)/income per share attributable to Lizhi Inc.’s ordinary shareholders	(0.27)	(0.13)	0.08

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

16.Commitments and Contingencies

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. See Note 11 for additional information of such liabilities recorded.

Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows beyond the amounts already reflected in the accompanying financial statements, however, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future.

17.Segment Information

The Group’s chief operating decision maker (“CODM”), is concluded by the Company to be Mr. Jinnan (Marco) Lai, Chairman of the Board of Directors and CEO. The CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially located in the PRC and substantially the Group’s revenues are derived from the PRC, no geographical information is presented.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

18.Fair Value Measurement

Recurring

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rate and currency rate.

The following table sets forth the Company’s financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2022. No balance of financial instruments measured or disclosed at fair value on a recurring basis as of December 31, 2021.

	Fair Value Measurement at
	December 31, 2022 Using
	Quoted Prices	Significant
	in Active Market	Other	Unobservable	Fair Value at
	for Identical	Observable	inputs	December 31,
	Assets (Level 1)	Inputs (Level 2)	(Level 3)	2022
	RMB	RMB	RMB	RMB	US$
Short-term investments	—	111,353	—	111,353	16,145
Total	—	111,353	—	111,353	16,145

The Company’s other financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables (included in “Prepayments and other current assets”), accounts payable, other payables (included in “Accrued expenses and other current liabilities”) and short-term loans are not measured at fair value in the consolidated balance sheets, as their carrying values approximated fair value due to their short-term maturity.

Non-recurring

As of December 31, 2021 and 2022, the group had no financial assets or financial liabilities that are measured at fair value at non-recurring basis. The Group’s non-financial assets, such as intangible assets, property, equipment and leasehold improvement and other non-current assets, would be measured at fair value on non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

19.Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund, respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the reserve fund reached 50% of the registered capital of the respective company. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB129.7 million as of December 31, 2022. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of the VIEs for working capital and other funding purposes, nor any remaining, undistributed earnings existed in its PRC subsidiaries as of December 31, 2022, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders, if any.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries. Such investment is presented on the separate condensed balance sheets of the Company as “Deficit in subsidiaries”. The Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s (loss)/income from its subsidiaries is reported as “(Loss)/income from subsidiaries” in the condensed financial statements.

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (CONTINUED)

As of December 31, 2021 and 2022, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company.

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022
	As of December 31,
	2021	2022
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	224,779	93,673
Short-term investments	—	91,339
Amounts due from Lizhi Group Companies	278,553	359,675
Prepayments and other current assets	3,417	2,313
Total current assets	506,749	547,000
Non-current assets:
Deficit in subsidiaries	(223,293)	(130,257)
Total non-current assets	(223,293)	(130,257)
TOTAL ASSETS	283,456	416,743
LIABILITIES
Current liabilities:
Salary and welfare payable	1,330	2,487
Accrued expenses and other current liabilities	3,021	1,683
Amounts due to Lizhi Group Companies	19,798	15,944
Total current liabilities	24,149	20,114

Non-current liabilities:
Other non-current liabilities	4,452	3,952
Total non-current liabilities	4,452	3,952
TOTAL LIABILITIES	28,601	24,066

SHAREHOLDERS’ EQUITY:
Class A ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 798,962,260 shares issued and 782,801,250 shares outstanding as of December 31, 2021; 1,268,785,000 shares authorized, 818,962,260 shares issued and 803,607,050 shares outstanding as of December 31, 2022).	530	543
Class B ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively).	168	168
Treasury stock	(11)	(10)
Other shareholders’ equity	254,168	391,976
TOTAL LIZHI Inc.’s SHAREHOLDERS’ EQUITY	254,855	392,677
TOTAL LIABILITIES AND LIZHI Inc.’s SHAREHOLDERS’ EQUITY	283,456	416,743

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Operating expenses:
Selling and marketing expenses	(1,554)	(1,452)	(1,514)
General and administrative expenses	(14,321)	(17,558)	(14,452)
Total operating expenses	(15,875)	(19,010)	(15,966)

Other expenses:
(Loss)/income from subsidiaries	(67,158)	(109,046)	100,300
Others, net	849	806	2,183
Net (loss)/income	(82,184)	(127,250)	86,517

Accretions to preferred shares redemption value	(154,066)	—	—
Net (loss)/income attributable to the Lizhi Inc.’s ordinary shareholders	(236,250)	(127,250)	86,517
Net (loss)/income	(82,184)	(127,250)	86,517
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(6,338)	(7,848)	24,314
Total other comprehensive (loss)/income	(6,338)	(7,848)	24,314
Total comprehensive (loss)/income	(88,522)	(135,098)	110,831
Accretions to preferred shares redemption value	(154,066)	—	—
Total comprehensive (loss)/income to ordinary shareholders	(242,588)	(135,098)	110,831

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Net cash used in operating activities
	(7,745)	(15,728)	(11,752)
Net cash used in investing activities
Cash paid for investments in subsidiaries	(120,281)	(83,661)	(50,204)
Other investing activities	—	—	(91,022)
Cash repayment from Group companies	—	—	3,677
Net cash used in investing activities	(120,281)	(83,661)	(137,549)

Net cash generated from financing activities
Proceeds from issuance of ordinary shares, net	259,043	183,188	—
Cash transferred from subsidiaries to parent company for reorganization	16,683	—	—
Proceeds from exercise of vested share options	2	3	5
Net cash generated from financing activities	275,728	183,191	5

Effect of exchange rate changes on cash and cash equivalents	(4,871)	(4,291)	18,190

Net increase/(decrease) in cash and cash equivalents	142,831	79,511	(131,106)
Cash and cash equivalents at beginning of the year	2,437	145,268	224,779
Cash and cash equivalents at end of the year	145,268	224,779	93,673

LIZHI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

20.Subsequent Events

In January 2023, Vocal Beats, a wholly owned subsidiary of the Group in the British Virgin Islands, entered into a share subscription agreement with Sky Voice Limited, a company registered in the British Virgin Islands and controlled by a family trust of Mr. Jinnan (Marco) Lai, Chairman of the Board of Directors and CEO. Under the terms of the agreement, pursuant to which Vocal Beats issued 31,481,481 ordinary shares to Sky Voice Limited at an aggregate subscription price of US$0.3 million.Upon completion of the transaction, Sky Voice Limited and LIZHI INC. hold 31.48% and 68.52% of Vocal Beats, respectively.

After the share subscription, the total issued shares of Vocal Beats were 100,000,000 at a par value of US$0.0001.