Form 20-F
period 2023-12-31
Sound Group Inc.
filed 2024-10-31
CIK 1783407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from               to

Commission file number: 001-39177

Sound Group Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

60 Anson Road,

Mapletree Anson,

#09-01/02,

Singapore 079914

(Address of principal executive offices)

Ms. Chengfang Lu

Acting Chief Financial Officer

Tel: +65 62021360

E-mail:erris.lu@soundgroupinc.com

60 Anson Road,

Mapletree Anson,

#09-01/02,

Singapore 079914

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents two hundred (200) Class A ordinary shares, par value US$0.0001 per share	SOGP	The Nasdaq Capital Market
Class A ordinary shares, par value US$0.0001 per share *	N/A	The Nasdaq Capital Market

*	Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of September 30, 2024, there were 985,095,010 ordinary shares outstanding, being the sum of 753,880,010 Class A ordinary shares (excluding 5,008,430 Class A ordinary shares held by Kastle Limited) and 231,215,000 Class B ordinary shares.

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

Yes  ☐          No  ☒

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

“ADSs” refers to the American depositary shares, each representing two hundred (200) of our Class A ordinary shares, par value US$0.0001 per share;

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

“US$” or “U.S. dollars” refers to the legal currency of the United States; and

“We,” “us,” “our company,” “our,” “the Company,” and the “Group” refer to Sound Group Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, its variable interest entities (“VIEs”). As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts. The “Company” refers to Sound Group Inc.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On October 25, 2024, the noon buying rate for Renminbi was RMB7.1199 to US$1.00.

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

Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”), Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”), Guangzhou Yuechuang Information Technology Co., Ltd. (“Guangzhou Yuechuang”), Guangzhou Yuyin Information Technology Co., Ltd. (“Guangzhou Yuyin”) and Guangzhou QingYin Information Technology Co., Ltd. (“Guangzhou QingYin”) (our wholly-owned subsidiaries in China) are considered foreign-invested enterprises, or WFOEs. To comply with PRC laws and regulations, our WFOEs conduct our business in China mainly through Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”) and Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”), the VIEs, and their respective subsidiaries, based on a series of contractual arrangements by and among our WFOEs, the VIEs and the respective shareholders of the VIEs. To streamline our operations in China, we terminated the entire series of VIE arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022, which were last amended and restated in May 2023. For details, please refer to “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”

Our corporate structure involves unique risks to investors in the ADSs. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs accounted for 93.0%, 98.6% and 99.9%, respectively, of our total net revenues. As of December 31, 2022 and 2023, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 45.2% and 35.6% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy. The PRC government may also influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

However, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. Therefore, we may be required to complete filing with the CSRC in relation to any future offshore offering. For more detailed information, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Cash Flows through Our Organization

Under relevant PRC Laws and regulations, we are permitted to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans.

As of December 31, 2023, Sound Group Inc. had made cumulative capital contributions of US$57.5 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Sound Group Inc. These funds have been used by our PRC subsidiaries and the VIEs for their operations. In 2021, 2022 and 2023, the VIEs transferred RMB26.4 million, RMB76.0 million and RMB137.0 million (US$19.3 million), respectively, to our PRC subsidiaries as payment of technical development service fees. Hongyi Technology and Guangzhou QingYin, our PRC subsidiaries, maintained certain personnel for research and development and general and administrative functions to support the operations of the VIEs.

Apart from services charges and loans among the VIEs and our PRC subsidiaries, there were no other assets transferred between the VIEs and Non-VIEs in 2021, 2022 and 2023.

As advised by our PRC legal counsel, for any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC governmental authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so. Sound Group Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2021
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	137,299	10,109	1,972,106	—	2,119,514
Inter-company revenues(1)	—	—	9,568	3,652	(13,220)	—
Cost of revenues	—	(110,101)	(11,714)	(1,391,598)	10,908	(1,502,505)
Gross profit	—	27,198	7,963	584,160	(2,312)	617,009
Operating expenses(4)	(19,010)	(48,734)	(16,466)	(673,629)	2,312	(755,527)
Loss from subsidiaries(2)	(109,046)	(86,280)	—	—	195,326	—
Loss from VIEs(3)	—	—	(81,551)	—	81,551	—
Gain/(loss) from non-operations	806	(854)	3,774	7,918	—	11,644
Loss before income tax expenses	(127,250)	(108,670)	(86,280)	(81,551)	276,877	(126,874)
Income tax expenses	—	(376)	—	—	—	(376)
Net loss	(127,250)	(109,046)	(86,280)	(81,551)	276,877	(127,250)
Net loss attributable to Sound Group Inc.’s ordinary shareholders	(127,250)	(109,046)	(86,280)	(81,551)	276,877	(127,250)

	For the Year Ended December 31, 2022
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	27,825	2,138	2,155,303	—	2,185,266
Inter-company revenues(1)	—	—	82,075	317	(82,392)	—
Cost of revenues	—	(39,132)	(5,852)	(1,424,254)	317	(1,468,921)
Gross profit	—	(11,307)	78,361	731,366	(82,075)	716,345
Operating expenses(4)	(15,966)	(53,752)	(23,908)	(638,143)	82,075	(649,694)
Income from subsidiaries (2)	100,300	166,034	—	—	(266,334)	—
Income from VIEs(3)	—	—	106,201	—	(106,201)	—
Gain/(loss) from non-operations	2,183	(475)	5,380	12,972	—	20,060
Income before income tax expenses	86,517	100,500	166,034	106,195	(372,535)	86,711
Income tax expenses	—	(200)	—	(7)	—	(207)
Net income	86,517	100,300	166,034	106,188	(372,535)	86,504
Net loss attributable to the non-controlling interest shareholders	—	—	—	13	—	13
Net income attributable to Sound Group Inc.’s ordinary shareholders	86,517	100,300	166,034	106,201	(372,535)	86,517

	For the Year Ended December 31, 2023
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	2,282	—	2,069,490	—	2,071,772
Inter-company revenues(1)	—	5,944	136,729	1	(142,674)	—
Cost of revenues	—	(21,006)	(1,667)	(1,463,725)	1	(1,486,397)
Gross profit	—	(12,780)	135,062	605,766	(142,673)	585,375
Operating expenses(4)	(107,380)	(73,870)	(54,261)	(640,205)	142,673	(733,043)
(Loss)/income from subsidiaries (2)	(14,852)	65,235	—	—	(50,383)	—
Loss from VIEs(3)	—	—	(23,549)	—	23,549	—
(Loss)/gain from non-operations	(4,419)	(475)	7,430	11,051	—	13,587
(Loss)/income before income tax expenses	(126,651)	(21,890)	64,682	(23,388)	(26,834)	(134,081)
Income tax expenses	—	(268)	—	(166)	—	(434)
Net (loss)/income	(126,651)	(22,158)	64,682	(23,554)	(26,834)	(134,515)
Net loss attributable to the non-controlling interest shareholders	—	7,306	553	5	—	7,864
Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(126,651)	(14,852)	65,235	(23,549)	(26,834)	(126,651)
(1)

It represents the inter-company service charged among the WFOEs and the VIEs. The cost of the charges is reflected in the “Cost of revenues” and “Research and development expenses” of the WFOEs and the VIEs. All amounts are eliminated in consolidation.

(2)	It represents the elimination of the investments among Sound Group Inc., other subsidiaries and the WFOEs.
(3)	It represents the elimination between the WFOEs and the VIEs and VIEs’ subsidiaries that we consolidate under U.S. GAAP (ASC 810).
(4)	It includes selling and marketing expenses, general and administrative expenses and research and development expenses.

The following tables present the summary balance sheet data for our Company’s WFOEs, the VIEs and other entities as of the dates presented.

	As of December 31, 2022
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	93,673	58,883	113,533	302,103	—	568,192
Short-term investments	91,339	—	20,014	—	—	111,353
Restricted cash	—	2,547	7,776	—	—	10,323
Accounts receivable, net	—	—	2,331	902	—	3,233
Prepayments and other current assets	2,313	4,430	2,283	21,365		30,391
Amounts due from Sound Group Companies(1)	359,675	106,188	190,255	781	(656,899)	—
Property, equipment and leasehold improvement, net	—	6,763	1,393	18,390		26,546
Intangible assets, net	—	79	—	1,104		1,183
Deficit in subsidiaries(2)	(130,257)	(36,990)	—	—	167,247	—
Controlling financial interests in the VIEs(3)	—	—	(347,440)	—	347,440	—
Right-of-use assets, net	—	13,146	4,883	7,087		25,116
Total assets	416,743	155,046	(4,972)	351,732	(142,212)	776,337
Accounts payable	—	224	2,873	50,735	—	53,832
Deferred revenue	—	455	7,504	27,718	—	35,677
Salary and welfare payable	2,487	5,086	8,701	120,563	—	136,837
Taxes payable	—	558	751	4,112	—	5,421
Short-term loans	—	6,965	—	66,800	—	73,765
Accrued expenses and other current liabilities	1,683	1,707	1,462	42,770	—	47,622
Lease liabilities	—	14,090	5,296	7,181	—	26,567
Other non-current liabilities	3,952	—	—	—	—	3,952
Amounts due to Sound Group Companies(1)	15,944	256,218	5,431	379,306	(656,899)	—
Total liabilities	24,066	285,303	32,018	699,185	(656,899)	383,673
Total Sound Group Inc.’s shareholders’ equity	392,677	(130,257)	(36,990)	(347,440)	514,687	392,677
Non-controlling interests	—	—	—	(13)	—	(13)
Total shareholders’ equity/(deficit)(2)	392,677	(130,257)	(36,990)	(347,453)	514,687	392,664
Total liabilities and shareholders’ equity/(deficit)	416,743	155,046	(4,972)	351,732	(142,212)	776,337

	As of December 31, 2023
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	70,544	63,885	191,842	168,694	—	494,965
Restricted cash	—	2,652	—	—	—	2,652
Accounts receivable, net	—	—	635	922	—	1,557
Prepayments and other current assets	1,697	10,005	2,951	19,261	—	33,914
Amounts due from Sound Group Companies(1)	471,614	87,453	275,273	36,484	(870,824)	—
Property, equipment and leasehold improvement, net	—	4,245	2,317	10,726	—	17,288
Intangible assets, net	—	76	—	1,314		1,390
(Deficit)/investment in subsidiaries(2)	(149,402)	28,245	—	—	121,157	—
Controlling financial interests in the VIEs(3)	—	—	(370,989)	—	370,989	—
Right-of-use assets, net	—	7,559	5,546	885	—	13,990
Other non-current assets	—	162	656	—	—	818
Total assets	394,453	204,282	108,231	238,286	(378,678)	566,574
Accounts payable	—	705	2,413	40,066	—	43,184
Deferred revenue	—	691	3,168	25,389	—	29,248
Salary and welfare payable	2,066	5,976	15,507	113,320	—	136,869
Taxes payable	—	778	901	2,784	—	4,463
Accrued expenses and other current liabilities	13,016	880	2,262	32,352	—	48,510
Lease liabilities	—	7,929	5,471	887	—	14,287
Amounts due to Sound Group Companies(1)	79,896	345,629	50,817	394,482	(870,824)	—
Total liabilities	94,978	362,588	80,539	609,280	(870,824)	276,561
Total Sound Group Inc.’s shareholders’ equity	299,475	(149,402)	28,245	(370,989)	492,146	299,475
Non-controlling interests	—	(8,904)	(553)	(5)	—	(9,462)
Total shareholders’ equity/(deficit)(2)	299,475	(158,306)	27,692	(370,994)	492,146	290,013
Total liabilities and shareholders’ equity/(deficit)	394,453	204,282	108,231	238,286	(378,678)	566,574
(1)	It represents the elimination of inter-company balances among Sound Group Inc., other subsidiaries, WFOEs, the VIEs and VIEs’ subsidiaries.
(2)	It represents the elimination of the investments among Sound Group Inc., other subsidiaries and the WFOEs.
(3)	It represents the elimination between the WFOEs and the VIEs and VIEs’ subsidiaries that we consolidate under U.S. GAAP (ASC 810).

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

The following tables present the summary cash flow data for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2021
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(15,728)	(27,949)	20,974	(17,723)	—	(40,426)
Investments in and loans to Group companies(2)	(83,661)	—	(3,222)	—	86,883	—
Other investing activities	—	(222)	—	52,323	—	52,101
Cash repayment from Group companies	—	—	25,415	—	(25,415)	—
Net cash (used in)/generated from investing activities	(83,661)	(222)	22,193	52,323	61,468	52,101
Capital contribution and loans received from Group companies(2)	—	83,661	—	3,222	(86,883)	—
Cash repayment to Group companies	—	—	—	(25,415)	25,415	—
Follow-on public offering and other financing activities	183,191	—	—	29,491	—	212,682
Net cash generated from financing activities	183,191	83,661	—	7,298	(61,468)	212,682

	For the Year Ended December 31, 2022
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(11,752)	(63,071)	64,023	147,067	—	136,267
Investments in and loans to Group companies(2)	(50,204)	—	—	—	50,204	—
Other investing activities	(91,022)	(6,185)	(20,000)	(5,576)	—	(122,783)
Cash repayment from Group companies	3,677	649	31,111	—	(35,437)	—
Net cash (used in)/generated from investing activities	(137,549)	(5,536)	11,111	(5,576)	14,767	(122,783)
Capital contribution and loans received from Group companies(2)	—	50,204	—	—	(50,204)	—
Other financing activities	5	6,965	—	(2,199)	—	4,771
Cash repayment to Group companies	—	(3,647)	(29)	(31,761)	35,437	—
Net cash generated from/(used in) financing activities	5	53,522	(29)	(33,960)	(14,767)	4,771

	For the Year Ended December 31, 2023
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(103,250)	(82,053)	93,428	(25,170)	—	(117,045)
Investments in and loans to Group companies(2)	(114,911)	—	(80,000)	—	194,911	—
Other investing activities	91,022	(550)	17,857	(2,676)	—	105,653
Cash repayment from Group companies	21,466	10	39,248	495	(61,219)	—
Net cash (used in)/generated from investing activities	(2,423)	(540)	(22,895)	(2,181)	133,692	105,653
Capital contribution and loans received from Group companies(2)	80,000	114,911	—	—	(194,911)	—
Other financing activities	5	(4,879)	—	(66,800)	—	(71,674)
Cash repayment to Group companies	—	(21,961)	—	(39,258)	61,219	—
Net cash generated from/(used in) financing activities	80,005	88,071	—	(106,058)	(133,692)	(71,674)
(1)	For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIEs to our PRC subsidiaries for technical development service fees were RMB26.4 million, RMB76.0 million and RMB137.0 million (US$19.3 million), respectively.

(2)	Represents the investment in and loans to WFOEs and other subsidiaries by the Parent, and intercompany loans among WFOEs, other subsidiaries, and VIEs, and the elimination among them. The Parent transfers cash to other subsidiaries by making capital contributions or providing loans, and other subsidiaries transfer cash to the WFOEs by making capital contributions or providing loans to them. The WFOEs also have intercompany loans with certain VIEs as part of our cash management program.

Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq Stock Market LLC, or the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our former auditor. On May 4, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly.

Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB on a regular basis. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to 2021 Determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or the PCAOB expands the scope of its determinations so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”; and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Audit Committee Independent Investigation, Internal Controls and Related Matters

●	We completed an audit committee independent investigation in October 2024. The investigation required significant management time and attention, and the investigated incident could adversely affect our financial position, expose us to additional liabilities and negative publicity.
●	The filing of this Form 20-F may not make us “current” in our Exchange Act filing obligations, which means we retain certain potential liability and may not be eligible to use certain forms or rely on certain rules of the SEC.
●	We identified two material weaknesses in our internal control over financial reporting as part of management’s assessment, and if we are unable to remediate and improve our internal controls, we may not be able to accurately or timely report our future financial results.
●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Risks Related to Doing Business in China

●	Uncertainties with respect to PRC laws and regulations, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could have a material and adverse effect on our business and results of operations, limit the legal protections available to you and us or otherwise adversely affect us.
●	Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content on our platforms.
●	Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.
●	Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation.
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry

●	If we fail to retain our existing users, to keep them engaged, to further grow our user base or to increase paying ratio, our business, operation, profitability and prospects may be materially and adversely affected.
●	The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.

●	We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.
●	Our content monitoring system may not be effective in preventing misconduct by our platforms’ users and misuse of our platforms and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.
●	We may fail to offer attractive audio content on our platforms.
●	We have limited experience in international markets. If we fail to meet the challenges presented by our expansion overseas, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.
●	We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Risks Related to Our American Depositary Shares

●	Our ADSs have experienced and may continue to experience price and volume fluctuations regardless of our operating performance, which could lead to costly litigation for us and make an investment in us less appealing.
●	Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.
●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.
●	We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease.

Risks Related to Our Audit Committee Independent Investigation, Internal Controls and Related Matters

We completed an audit committee independent investigation in October 2024. The investigation required significant management time and attention, and the investigated incident could adversely affect our financial position, expose us to additional liabilities and negative publicity.

The audit committee of our board of directors engaged a reputable accounting firm (the “Investigating Firm”) to perform an independent investigation (the “Investigation”) on the incident relating to the recoverability of our deposit balance of US$12.8 million in a third-party financial institution (the “Incident”). The Investigation was completed in October 2024.

The Investigation did not uncover any substantive issue in connection with the Incident. However, certain internal control weaknesses were noticed in relation to the Incident. For further details, see “Item 8. Financial Information-8.A. Consolidated Statements and Other Financial Information-The Independent Investigation.”

Given the results of the independent investigation and the management’s assessment, there are significant risks relating to the recoverability of our deposit. If we are unable to recover our remaining deposit balance, our future cash flows may be adversely impacted, which could negatively affect our balance sheet and operational capabilities, thereby hindering our strategic initiatives. The unresolved nature of the Incident may also result in inquiries, investigations, or other regulatory proceedings, potentially diverting management’s attention and resources, leading to increased compliance costs and the risk of legal liabilities. Additionally, the Incident itself and the identified internal control weaknesses related to the Incident could result in negative publicity and potential concerns from our investors, partners, and customers, adversely affecting our financial condition, stock price and market valuation.

The filing of this Form 20-F may not make us “current” in our Exchange Act filing obligations, which means we retain certain potential liability and may not be eligible to use certain forms or rely on certain rules of the SEC.

We are filing a comprehensive annual report on Form 20-F since we have been delinquent in meeting our periodic reporting requirements with the SEC, following, by analogy, previously issued guidance from the staff of the SEC’s Division of Corporation Finance, or the Staff, with respect to U.S. domestic issuers. Our filing of this Form 20-F does not necessarily mean that the Staff will conclude that we have complied with all applicable financial statement requirements or complied with all reporting requirements of the Exchange Act, nor does it foreclose any enforcement action by the SEC with respect to our disclosure, filings or failures to file reports under the Exchange Act.

This Form 20-F for the year ended December 31, 2023 includes our audited consolidated financial statements as of December 31, 2022 and 2023 and for each of the three years in the period ended December 31, 2023. As a result of our failure to maintain current filings with the SEC in the past, our use of this format of the Form 20-F and any potential enforcement action from the SEC or other regulatory agencies, we may not be eligible to use certain short-form registration statements or rely on certain rules of the SEC. This could increase our transaction costs and adversely impact our ability to raise capital in a timely manner.

We identified two material weaknesses in our internal control over financial reporting as part of management’s assessment, and if we are unable to remediate and improve our internal controls, we may not be able to accurately or timely report our future financial results.

In the course of preparing our consolidated financial statements in the prior years, we identified two material weaknesses which have not been remedied in our internal control over financial reporting as of December 31, 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified related to (i) our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting, and (ii) our lack of comprehensive and continuous assessment and risk monitoring mechanism for our financial assets and collection risk associated with third-party financial institutions. While we are in the process of implementing plans to remediate these material weaknesses, there is no assurance that we will not have material weaknesses or significant deficiencies in the future. For further details, see “Item 15. Controls and Procedures-Internal Control over Financial Reporting.”

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

The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiaries, the VIEs and our WFOEs, are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, there remain uncertainties regarding the outcome of these administrative and court proceedings.

The PRC government has significant oversight and discretion over the conduct of our business and may influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations.

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

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. Publicly traded companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. Furthermore, as of the date of this annual report, more campaigns, such as the “Clean Up the Internet 2022”, “Clean Up the Internet 2023” and “Clean Up the Internet 2024 Spring Festival”, have then been launched, which are reported to be aiming at, among others, rectifying a number of illegal activities in the internet information services industry.

We endeavor to eliminate illicit content from our platforms. We have made substantial investments in resources, including artificial intellectual technology to work together with a team of specialized individuals, to monitor content that users post on our platforms and the way in which our users engage with each other through our platforms. We use a variety of methods to ensure our platforms remain a healthy and positive experience for our users. See “Item 4. Information on the Company—4.B. Business Overview—Content Moderation.” Although we employ these methods to filter content posted on our platforms, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platforms, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platforms, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platforms. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

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

China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, the recent banking turmoil in the United States and the European Union, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. The Israeli-Palestinian conflict since October 2023, and potential escalation of hostilities between these countries or regions may further complicate the geopolitical landscape and affect global economy. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

The PRC government has significant authority to exert influence on China-based companies through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall business environment of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which took effect on September 1, 2022. The Measures for the Security Assessment of Data Cross-border Transfer requires that any data processor providing data collected and generated during operations within the territory of the PRC or personal information to an overseas recipient in the following situations shall report security assessment for its outbound data transfer to the CAC: (a) a data processor provides important data abroad; (b) a critical information infrastructure operator or a data processor processing personal information of more than one million individuals provides personal information abroad; (c) a data processor has provided personal information of more than one hundred thousand individuals abroad or sensitive personal information of more than ten thousand individuals abroad since January 1, 2021; and (d) other situations that are stipulated by CAC. For more details, please see “Item 4. Information on the Company—4.B. Business Overview—Regulations Related to Internet Information Security and Privacy Protection.”

On February 22, 2023, the CAC promulgated the Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, which took effect on June 1, 2023. The Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, specified the applicable scope of, conditions to enter into and detailed filing requirements for standard contracts on cross-border transfer of personal information, which became a part of the compliance mechanism for personal information protection.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, which required security assessment for the data processor that provides data to an overseas recipient and meets any of the following conditions, (i) for critical information infrastructure operators that provide any personal information or important data to an overseas recipient, and (ii) for data processors that are not critical information infrastructure operators, that provide any important data to an overseas recipient, or that have cumulatively provided the personal information (excluding sensitive personal information) of not less than 1 million individuals or the sensitive personal information of not less than 10,000 individuals to overseas recipients as of January 1 of the current year. These provisions also stipulated that, when data processors that are not critical information infrastructure operators have cumulatively provided to an overseas recipient the personal information (excluding sensitive personal information) of not less than 100,000 individuals but less than 1 million individuals or the sensitive personal information of less than 10,000 individuals, the data processors must enter into a standard contract for cross-border transfer of personal information with the data recipient or pass a personal information protection certification.

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

While we have taken various measures to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection in China, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law or other relevant laws and regulations, and we may be held liable in the event of any breach of the relevant requirements under the Cyber Security Law or other relevant laws and regulations. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could cause our users to lose trust in us and could expose us to legal claims or penalties. Any perception by the public that privacy of user information or data security are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of our products and services generally. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant contracts. We may have to spend much more personnel cost and time evaluating and managing these risks and challenges in connection with our products and services in the ordinary course of our business operations, and cooperated and will keep cooperating in the future with the competent regulators in these respects. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in accordance with the Law, emphasizing the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. Since 2021, the CAC issued a series of rule and regulations on the strengthened scrutiny over data and cyber security. For more details, see “—Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation.” On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. For more details, see “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” and “Item 4. Information on the Company—4.B. Business Overview—Regulations Related to M&A and Overseas Listings.”

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

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for Internet Platforms. This guideline prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-monopoly Guidelines for Internet Platforms further expressly states that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. In addition, Anti-monopoly Guidelines for Internet Platforms reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Since the Anti-monopoly Guidelines for Internet Platforms is relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. Furthermore, on June 24, 2022, the Standing Committee of the National People’s Congress published the amended Anti-monopoly Law, effective on August 1, 2022, which increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The amended Anti-monopoly Law also provides that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. See “Item 4. Information on the Company—4.B. Business Overview—Regulation.”

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

We face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the State Taxation Administration on February 3, 2015 and last emended on December, 2019, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including a transfer of equity interests in a non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction lacks reasonable commercial purpose and was undertaken for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, and the resulting gain is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Currently, SAT Circular 7 does not apply to the sale of shares or ADSs by investors through a public stock exchange where such shares or ADSs were acquired in a transaction on a public stock exchange.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains may cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

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

We have accrued in the financial statements but not made full contributions to the social insurance plans for employees as required by the relevant PRC laws and regulations. As of the date of this annual report, we are not aware of any outstanding notice from regulatory authorities or any outstanding claim or request from these employees in this regard.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, effective from 2008 and last amended in 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review.

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

If our shareholders who are PRC residents or entities do not complete their registration under SAFE Circular 37, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. We have requested PRC residents who, to our knowledge, hold direct or indirect interest in us to make the necessary applications, filings and amendments as required under SAFE regulations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our initial public offering, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio and the loans must be registered with the local branch of SAFE and the competent development and reform commission in case of any debts of more than one year. Our capital contributions to our PRC subsidiaries must be reported to the MOFCOM or its local counterpart.

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

We are a holding company incorporated in the Cayman Islands. In 2021, 2022 and 2023, our subsidiaries and the VIEs (including their subsidiaries) located in the PRC have not paid dividends. However, the payment of dividends by our PRC subsidiaries and PRC VIEs is an important source of income for us to meet our financing need, and such payment is and may be subject to various restrictions. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain surplus or reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2023, appropriations to statutory reserves amounting to RMB1.6 million were made by one of the variable interest entities and its subsidiary. The reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries, the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our former auditor PricewaterhouseCoopers Zhong Tian LLP is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our then independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB on a regular basis. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to PCAOB’s determinations. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or the PCAOB expands the scope of its determinations so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our former auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB on a regular basis. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to PCAOB’s determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in some jurisdictions and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. Under this real-name registration system, we validate the identity information of the registered users primarily based on their mobile numbers. We collect and process personal information in a lawful manner and on the basis of legitimate interests or the user’s consent. For certain jurisdictions such as the PRC, we are not required to obtain information such as legal names, citizen identification cards or other personal information except for mobile numbers during the registration process to validate the identity information of our users who are not hosts. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platforms in the future. If we were required to implement a more rigid real-name registration system for users on our platforms, potential users may be deterred from registering with our platforms, which may in turn negatively affect the growth of our user base and prospect. Furthermore, on June 1, 2021, the Law of the PRC on the Protection of Minors (2020 Revision) took effect, which provides that, among others, live streaming service providers are not allowed to provide minors under age 16 with an online live streaming host account registration service, and must obtain the consent from parents or other guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming host accounts.

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

We have deployed AI-based technologies supplemented by a team primarily consisting of staff outsourced from third parties, to monitor content for any illegal, fraudulent or inappropriate content or activities on our platforms. See “Item 4. Information on the Company—4.B. Business Overview—Content Moderation.” If our AI system fails to interpret true and improper meaning of certain content, or if our monitoring team draws incorrect decision as to legality of certain content, illegal or unauthorized content may become accessible to our users via our platforms and expose us to various risks which may materially and adversely impact our business, financial condition and results of operations. Despite our efforts to monitor content on our platforms and the actions of the hosts and users, our platforms were previously subject to restrictive measures taken by the government authority in the past for insufficient monitoring system. As a result of such incidents, we have adopted a more stringent content monitoring system to meet the tightened regulatory standards and to screen and remove all inappropriate content stored on our platforms. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.” However, we cannot assure you that our content monitoring system is sufficient to detect all improper or illegal content or activities in the future. We can neither assure you that we will not be subject to fines and other penalties in the future for improper or illegal content or activities on our platforms.

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

In 2021 and 2023, we incurred a net loss of RMB127.3 million and RMB134.5 million (US$18.9 million), respectively. Although we recorded a net income of RMB86.5 million in 2022, there is no guarantee that we will remain profitable and will not incur further net losses in the future.

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

We launched our first App, LIZHI App, in 2013 and have developed other products during the past years. The number of average total mobile MAUs on a yearly basis had consecutively increased year-over-year from 2017 to 2021 which amounted to 58.4 million and decreased to 50.4 million in 2022, then further to 43.3 million in 2023. The average total monthly paying users on a yearly basis had consecutively increased year-over-year from 2017 to 2021 which amounted to 488.0 thousand and decreased to 483.9 thousand in 2022, then further to 418.3 thousand in 2023. The decrease in our average total mobile monthly active users and average total monthly paying users in 2023 was primarily due to the changes of our user acquisition strategy and the impacts of overall economic conditions. Our growth in the past years may not be indicative of our future performance, as such growth of operating results represents a limited size of samples of operating results and may be hard to repeat in the future.

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

As the online audio industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Some of our current monetization methods are relatively recent innovations of the online audio industry and their long-term sustainability have not been tested. Meanwhile, we have explored and will continuously explore new monetization methods and client retention strategies, which may or may not be a success. Due to the initial success of the interactive audio products, we plan to continue to strengthen and expand our interactive audio product offerings. Since December 2020, we started to collaborate with a number of automobile manufacturers and Internet of Vehicles platforms in China. Currently, our in-car audio applications together with our extensive audio content are available on certain automobile models through in-car intelligent systems or Internet of Vehicles platforms. In October 2020, we launched TIYA App in the United States, a voice-based social networking app. In January 2021, we also launched the LIZHI Podcast app, a new podcast app to provide high-quality curated podcast content drawn from our extensive content library built over the years as well as new podcasts to be provided by selected content creators. Currently, users can access our content library via LIZHI App and LIZHI Podcast app installed on their mobile devices as well as via our in-car audio applications, and we are in the process of developing other social networking products and features. We cannot assure you that our efforts will continue to achieve satisfactory results. Neither could we assure you that our ongoing and future attempts to innovate our communities and monetize our users will always be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge. In addition, any new and experimental products that we may develop and launch in the future may not be well received by our targeted users and may be affected by adverse industry trends such as evolving development, interpretation and implementation of applicable laws and regulations. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”

Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating history in an evolving industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	develop new monetization methods;
●	provide new content that is appealing to our users;
●	adapt to and comply with the evolving regulatory framework on online audio and entertainment;
●	compete with other innovative forms of entertainment for our users’ time;
●	maintain stable relationships with popular hosts; and
●	expand to new geographic markets with high growth potential.

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

On May 14, 2019, the Internal Office of Department of Culture and Tourism issued a notice that local culture and tourism authority will no longer be in charge of issuing approvals for Internet Culture Operation License to companies with the business scope in online gaming and publication of virtual currency. It is not clear from this notice or other applicable laws and regulations whether a second government office will regulate the online gaming and publication of virtual currency by form of an approval license or other methods. Our Internet Culture Operation Licenses were renewed and remain effective as of the date of this annual report. We currently plan to apply for permit or approval on virtual currency operation from the applicable authority once the regulatory body is clarified.

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

To achieve growth and improve profitability, we expect our costs and expenses to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational, informational and financial systems, procedures and controls on an as-needed basis. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with hosts and users. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Achieving and managing growth could end up straining our ability to maintain reliable service levels for all of our users and hosts, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

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

The average total monthly paying users on a yearly basis had consecutively increased year-over-year from 2017 to 2021 which amounted to 488.0 thousand and decreased to 483.9 thousand in 2022 and further to 418.3 thousand in 2023. The decrease was primarily due to the changes of our user acquisition strategy and the impacts of overall economic conditions. Whether we can grow our paying user base in the future depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular host that they used to follow financially, and an overall worsening economic condition can lower disposable income for all existing paying users, causing them to spend less on our platforms. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future. Any decline in the number or quality of our paying user base or our paying ratio may materially and adversely affect our results of operations and financial results. See “—Our existing revenue model may not remain effective and our business may suffer if we fail to successfully implement our monetization strategies.”

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

We require users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platforms, and we have also developed a content monitoring system. See “Item 4. Information on the Company—4.B. Business Overview—Content Moderation.” However, although we use our best efforts to monitor content on our platforms, it is impossible for us to detect every incident of inappropriate content on our platforms due to the immense quantity of user-generated content on our platforms. Our monitoring system, which is comprised of AI-backed technologies and manual scrutiny, may not detect each and every misconduct or illegal or inappropriate content. See “—Our content monitoring system may not be effective in preventing misconduct by our platforms’ users and misuse of our platforms and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.”

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

In response to allegations of illegal or inappropriate activities conducted through our platforms or any negative media coverage about us, PRC government authorities may hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide internet content service. Defending any such actions could be costly and require significant time and attention of our management and other resources, and may cause damages to our reputation, which would materially and adversely affect our business.

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

On August 17, 2021, the State Council promulgated the Regulations on Key Information Infrastructure Security Protection, which has become effective on September 1, 2021. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. On February 25, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which took effect on January 1, 2024. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See also “—Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation” and “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to the increases in traffic we anticipate from user base, and the adoption of our services may be hindered, which could adversely impact our business, financial condition and results of operations.

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

Our technological capabilities and infrastructure underlying our platforms are critical to our success. We have invested and will continue investing significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities, our platforms and our services competitive in the market. In order to continue attracting hosts to generate content on our platforms, we must provide new and attractive features for creating and optimizing audio content. If we fail to anticipate or implement new features to our hosts users, we may not be able to retain existing hosts and users or attract new members to join our community. Also, our operations and development rely heavily on our AI technologies. We have developed an AI-based system to accomplish tasks that usually require a massive amount of manpower, such as monitoring hundreds of millions of podcasts uploaded to our platforms to protect us from improper or illegal use of our platforms. The AI-based system also plays a key role in content distribution and recommendation. See “Item 4. Information on the Company—4.B. Business Overview—Content Moderation.” If we cannot develop or maintain an effective operation of artificial intelligence to assist in those areas, or if we fail to improve our AI-based system to align with the fast increase of our data volume, we may not have the technologies required to support our business operations and development. We have incurred a significant amount of research and development expenses in the past and such expenses may continue to raise in future.

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

In the past, we defended against the putative class action lawsuits described in “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Litigation.” Although such putative class action lawsuits had been dismissed in full by both state and federal courts, we anticipate that we could continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

For instance, Mr. Yipeng Li, who has been our independent director since our initial public offering, was named as one of the defendants in a securities class action lawsuit against Sunlands Technology Group (“Sunlands”) originally filed on June 27, 2019 with United States District Court Eastern District Court of New York (case number 1:19-cv-03744-FB-SMG), and another two ongoing securities class actions against Cloopen Group Holding Limited (“Cloopen”) originally filed on April 19, 2021 with New York state court (index no: 652617/2021) and on December 10, 2021 with New York federal court (case no: 1:21-cv-10610-JGK), respectively, alleging misrepresentation contained in the registration statement in connection with those company’s initial public offerings. Both the Sunlands matter and the Cloopen matter have been concluded without any determination made regarding the liability of any defendant, including Mr. Li.

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

In 2021, 2022 and 2023, we generated RMB18.0 million, RMB11.0 million and RMB8.4 million (US$1.2 million) of net revenues from podcast, advertising and others, representing 0.9%, 0.5% and 0.4% of our total net revenues for the same periods. While our revenue generated from podcast, advertising and others represents a small portion of our revenue, our financial results could be adversely affected if we fail to maintain or grow it in the future. In addition, one or a few of our advertising business customers may account for a large portion of the total accounts receivable. If we fail to collect our receivable balance from our key customers in our advertising business, our financial results may be adversely affected.

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

Furthermore, On February 25, 2023, the SAMR has issued the Measures for the Administration of Online Advertising, or the Internet Advertising Measures, which came into force on May 1, 2023 and states that all internet advertising activities will be regulated and clearly states that livestreaming room operators and livestreaming marketers must abide by the responsibilities and obligations of internet advertising operators. The Internet Advertising Measures also provides that internet advertisement publishers should not publish advertisements on vehicles, navigation system, or intelligence household electronic appliances without the users’ permission or request. The Internet Advertising Measures further strengthens the one-click-to-close requirement and prohibits advertisements for certain items on Internet media that targets minors, including, among others, advertisements related to online games that are harmful to the physical or mental health of minors. Although the formal Internet Advertising Measures have been adopted, there are uncertainties regarding the interpretation and application of these measures, as well as their potential impact on us.

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

As a result of the efforts in expanding our business, we had a working capital deficit in 2019. Although we have achieved a positive working capital of RMB260.5 million (US$36.7 million) as of December 31, 2023, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control. There can be no assurance that we will be able to continue to successfully taking measures such as prudently managing our working capital or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

As of September 30, 2024, awards to purchase 60,651,040 Class A ordinary shares under the Second Amended and Restated 2019 Share Incentive Plan have been granted and outstanding. A number of awards become vested upon the completion of our initial public offering in January 2020 and we recognized a significant amount of share-based compensation expenses upon then. As of December 31, 2023, our total unrecognized share-based compensation related to the Second Amended and Restated 2019 Share Incentive Plan amounted to RMB26.5 million (US$3.8 million). We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We have been exploring opportunities overseas since 2019. We launched TIYA App, an audio-based social networking product, in the United States in October 2020. In 2022, we started to incubate and launch new applications in other international markets. We have limited experience in international markets and we expect to enter and expand our operations in international markets. Global expansion could expose us to a number of risks, including:

●	compliance with applicable foreign laws and regulations, including but not limited to internet content provider licenses, internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements;
●	tensions between China and the United States or among other government authorities in countries or regions where we operate;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them. Our business partners primarily include popular hosts and their agencies, third parties that promote our platforms and applications and third parties that provide us technology support;
●	challenges in formulating effective marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
●	challenges in attracting users to generate appealing content on our overseas platforms;
●	challenges associated with internet infrastructure and telecommunication network services overseas and risks of system security breaches;
●	local competition;
●	local employment laws and practices;
●	fluctuations in currency exchange rates;
●	exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment risks; and
●	increased costs associated with doing business in foreign jurisdictions.

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

Risks Related to Our Corporate Structure

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

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

Most of the nominee shareholders of the VIEs are also the management of the Company. Particularly, nominee shareholders of Guangzhou Lizhi are: (i) Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司) (84.81%), 50% of whose interest is owned by Ms. Juan Ren, our Vice President and director, and the other 50% of whose interest is owned by Mr. Zelong Li, our Chief Operating Officer; (ii) Mr. Ning Ding (7.50%), our co-founder, Chief Technology Officer, and the beneficial owner of the shares held by Voice Intelligence Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市大音若希企业管理中心(有限合伙)) (7.69%), 99.99% of whose interest is owned by Mr. Ning Ding. Guangzhou Lizhi operates our LIZHI App. The nominee shareholders of Guangzhou Huanliao are: (i) Mr. Ning Ding (99.99%), our co-founder and Chief Technology Officer; and (ii) Ms. Juan Ren (0.01%), our Vice President and director. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures, which could have uncertain results. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. For more details, please see “Item 4. Information on the Company—4.B. Business Overview—Regulations Related to M&A and Overseas Listings.”

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

Due to PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through the VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their shareholders, including the powers of attorney, to direct and operate business of the VIEs. These contractual arrangements are intended to allow us to exercise all the management rights over the VIEs and obtain economic benefits from them. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders” for more details about these contractual arrangements. In particular, our ability to direct the VIEs depends on the powers of attorney, pursuant to which Hongyi Technology and Guangzhou QingYin (our WFOEs) can exercise all shareholders’ rights in the VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

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

As of September 30, 2024, our founder, Chief Executive Officer and Chairman, Mr. Jinnan (Marco) Lai, through entities controlled by him, holds 19.5% of our total outstanding ordinary shares, representing 62.7% of our total voting power, excluding 5,008,430 Class A ordinary shares held by Kastle Limited which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors. As a result, Mr. Lai is expected to have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of substantially all of our assets, election of directors and related party transactions.

Our controlling shareholders may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

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

The internet content service, internet audio-visual program services and online culture activities that we conduct through the VIEs are subject to foreign investment restrictions/ prohibitions set forth in the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) and the Catalog of Industries for Encouraging Foreign Investment (2022 Version) issued by MOFCOM and the National Development and Reform Commission. On April 8, 2024, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version), or the Negative List (2024), which will become effective on November 1, 2024. It is unclear whether any new “negative list” to be issued under the PRC Foreign Investment Law will be different from the foregoing lists that already exist.

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

As of December 31, 2023, we lease 18 premises in China and overseas. We also lease some properties constructed on lands allocated by government on certain conditions. The lease of structures on allocated lands shall meet relevant requirements and be approved by the competent authorities. If our landlords’ ownership of the leased properties is successfully challenged by a third party or our landlords lease the relevant properties on allocated lands without approval, our lease agreements may not be enforceable and we may be forced to vacate the premise and relocate to a different premise. We cannot assure you that we will cause all of our landlords to provide sufficient property title certificates and obtain approvals in time, or at all, and if we have to relocate, our business may be disrupted and we may incur additional expenses. Some of such landlords have not registered the lease agreements with the government authorities or have not completed the registration process with respect to their ownership rights to the leased premises. We may be subject to monetary fines due to failure by the landlords to complete the registration process as required by applicable laws.

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

Stock markets are subject to significant price and volume fluctuations that may be unrelated to the operating performance of particular companies and the market price of our ADSs may therefore frequently change as a result. For example, during the year ended December 31, 2023, the high and low closing prices of our ADSs were US$12.10 and US$2.27 per ADS, respectively, and the closing price of our ADSs on September 30, 2024 was US$2.49 per ADS. Meanwhile, our net revenues during the fiscal year 2023 decreased by 5.2% from the prior year and we recorded a net loss of RMB134.5 million in 2023, compared to a net income RMB86.5 million in 2022. The market price of our ADSs have fluctuated and may continue to fluctuate substantially due to a variety of factors, including our financial condition, operating performance, fluctuations in our results of operations, our ability to execute on our current growth strategy in a timely fashion, announcements about technological innovations or new products or services by us or our competitors, market acceptance of new products and services offered by us, changes in our relationships with our suppliers or customers, our ability to meet analysts’ expectations, changes in the information technology environment, changes in earnings estimates by analysts, sales of our ADSs by existing holders, and the loss of key personnel. Possible exogenous incidents and trends may also impact capital markets and our own ADS prices, including but not limited to foreign and cross border altercations, political unrest, geopolitical conflict, pandemic and cyberterrorism on a global scale.

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

Our ADSs are listed on the Nasdaq. In order to maintain our listing, we must meet minimum financial and other requirements, including the minimum bid price requirement of $1.00 per share for continued listing, as set forth in Nasdaq Listing Rule 5450(a)(1). In October 2022, we received a letter dated October 11, 2022 from the Nasdaq indicating that, based upon the closing bid price of our ADSs for the prior 30 consecutive business days, the Company is not currently in compliance with the $1.00 minimum bid price requirement. The notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), we had 180 days, or until April 10, 2023, to regain compliance with the minimum bid price requirement. On March 29, 2023, we announced that we received approval from the Nasdaq to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. In connection with the transfer to the Nasdaq Capital Market, on April 11, 2023, Nasdaq granted us an additional 180-day period (or until October 9, 2023) to regain compliance with the requirement that the bid price of our ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days. As part of our efforts to regain compliance with the minimum bid price requirement, we changed the ratio of its ADSs representing Class A ordinary shares from one (1) ADS representing twenty (20) Class A ordinary shares to one (1) ADS representing two hundred (200) Class A ordinary shares. The change became effective on September 20, 2023. On October 4, 2023, Nasdaq confirmed in the compliance notification that the closing bid price of our ADSs has been at $1.00 per share or greater for the ten consecutive business days from September 20, 2023 through October 3, 2023. Accordingly, we have regained compliance with the Nasdaq Capital Market minimum bid price requirement.

There can be no assurance that we will continue to meet the minimum bid price requirement or any other requirements in the future. The failure to maintain our listing on the Nasdaq would have an adverse effect on the market price and liquidity of our ADSs. Without a Nasdaq listing, shareholders may have a difficult time getting a quote for the sale or purchase of our ADSs, the sale or purchase of our ADSs would likely be made more difficult, and the trading volume and liquidity of our ADSs could decline. Delisting from the Nasdaq could also result in negative publicity and could make it more difficult for us to raise additional capital.

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

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of September 30, 2024, Mr. Jinnan (Marco) Lai, our Founder, Chief Executive Officer and Chairman, and Mr. Ning Ding, our Co-founder and Chief Technology Officer, beneficially own all of our issued Class B ordinary shares. They in the aggregate hold approximately 23.5% of our total issued and outstanding share capital and 75.4% of the aggregate voting power of our total issued and outstanding share capital, excluding 5,008,430 Class A ordinary shares held by Kastle Limited, which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors as of September 30, 2024. As a result of this dual-class share structure, the holders of our Class B ordinary shares have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit the ability of the holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of September 30, 2024, we had 985,095,010 ordinary shares outstanding, being the sum of 753,880,010 Class A ordinary shares (excluding 5,008,430 Class A ordinary shares held by Kastle Limited) and 231,215,000 Class B ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are outside of the United States. In addition, a majority of our directors and executive officers named in this annual report reside within China and are nationals of countries other than the United States, all of our directors and officers are located outside of the Cayman Islands, and most of the assets of these persons are located outside of the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where the directors and officers are located.

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

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable against us or our directors or officers in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be fiscal, penal or punitive in nature or contrary to Cayman Islands public policy.

Notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are fiscal or penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damage, or contrary to Cayman Islands public policy) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

i.

the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

ii.	the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;
iii.	the judgment was final and conclusive and for a liquidated sum;
iv.	the judgment was not obtained by fraud; and
v.	the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results periodically through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

As an exempted company incorporated in the Cayman Islands company with limited liability that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we do not plan to have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Board of Directors” and “Item 16.G. Corporate Governance.” As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Rule 3a-1 under the Investment Company Act generally provides that an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

We believe that we are engaged primarily in the business of developing and operating online audio entertainment and social networking platforms, and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as such and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the first sentence of the preceding paragraph. We also believe that the primary source of income from our businesses is properly characterized as income derived from our operating business, and not from investment securities. Furthermore, the Company’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an investment company by virtue of the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) in the first sentence of the preceding paragraph. Alternatively, we believe the Company is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment-company business.

The need to comply with the Investment Company Act tests may cause us to restrict our business and subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue, sell investment securities, including on unfavorable terms, acquire assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of our ordinary shares and the ADSs, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of your ordinary shares and the ADSs and our ability to pay dividends in respect of our ordinary shares and the ADSs.

We were likely a passive foreign investment company, or PFIC, for 2023 and there is a significant risk that we will be a PFIC for 2024 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to our average quarterly market capitalization for that year. Because our market capitalization declined substantially during 2022 and 2023, we believe we were likely a PFIC for our 2023 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2024 and possibly future taxable years. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear, and we have not obtained any valuation of our assets (including goodwill). Moreover, it is not entirely clear how the contractual arrangements between us, our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year for which we would not otherwise be a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2024 or any future taxable year. U.S. holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We and certain of our directors and officers have been named as defendants in several shareholder class action lawsuits in the past, and if similar events occur again in the future, they could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition and results of operations.

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

In October 2013, we launched our LIZHI App operated by Guangzhou Lizhi.

In December 2015, Huai’an Lizhi Network Technology Co., Ltd., or Huai’an Lizhi, was established in the PRC. In March 2017, Wuhan Lizhi Network Technology Co., Ltd., or Wuhan Lizhi, was established in the PRC. In January, February and November 2019, each of Guangzhou Moyin Network Technology Co., Ltd., Guangzhou Teqi Network Technology Co., Ltd. and Wuhan Yuyinliaorao Network Technology Co., Ltd. was established in the PRC, respectively. In December 2020, Beijing Guoyin Network Technology Co., Ltd. was established in the PRC. These entities are wholly and directly held by Guangzhou Lizhi and provide supporting services to our apps.

In July 2016, Guangzhou Huanliao Network Technology Co., Ltd., was established in the PRC by Guangzhou Lizhi. In March 2019, Guangzhou Tiya, our wholly owned subsidiary, was established in the PRC. In May 2019, Guangzhou Tiya entered into a series of contractual arrangements with Guangzhou Huanliao and then shareholder of Guangzhou Huanliao, by which Guangzhou Tiya may consolidate Guangzhou Huanliao’s financial statements under U.S. GAAP. In June 2021, Hainan Kuangyin Network Technology Co., Ltd. was established in the PRC. To streamline our operations in China, we terminated the entire series of VIE arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin, our wholly owned subsidiary established in July 2022 in the PRC, entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholders of Guangzhou Huanliao in July 2022, which were last amended and restated in May 2023, and by which Guangzhou QingYin may consolidate Guangzhou Huanliao’s financial statements under U.S. GAAP. Guangzhou Yuyin and Guangzhou Yuechuang, our wholly owned subsidiaries established in August 2022 and February 2022, respectively, have not entered into any contractual arrangements with the VIEs and the VIEs’ subsidiaries. For details, please refer to “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders.”

As such, we refer to each of Hongyi Technology, Guangzhou Tiya and Guangzhou QingYin as our wholly foreign owned entity, or WFOE, and to each of Guangzhou Lizhi and Guangzhou Huanliao as our variable interest entity, or VIE, in this annual report.

In January 2019, Sound Group Inc. (formerly known as LIZHI INC.), our current ultimate holding company, was incorporated under the laws of the Cayman Islands as part of the restructuring transactions in contemplation of our initial public offering. In connection with its incorporation, in March 2019, we completed a share swap transaction and issued ordinary and preferred shares of Sound Group Inc. (formerly known as LIZHI INC.) to the then existing shareholders of Lizhi Inc., or Lizhi BVI, a company incorporated under the laws of the British Virgin Islands, based on their then respective equity interests held in Lizhi BVI. Lizhi BVI then became our wholly owned subsidiary.

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

In January 2020, we completed an initial public offering in which we offered and sold an aggregate of 82,000,000 Class A ordinary shares in the form of ADSs. On January 17, 2020, we completed our IPO on the Nasdaq Global Market and our ADSs were traded under the symbol “LIZI.”

In October 2020, we launched TIYA App operated by TIYA PTE. LTD. In January 2021, we launched LIZHI Podcast operated by Guangzhou Lizhi. In February 2020, TIYA INC. was incorporated under the laws of British Virgin Islands.

We raised approximately US$30,000,002 of gross proceeds before deducting placement agent fees and other offering expenses through a follow-on offering in April 2021.

In April 2022, Vocalbeats Co. LTD (formerly known as TIYA Co. LTD) was incorporated in Japan and FUNAGE FZ-LLC was incorporated in UAE. In August 2022, SONICO SDN. BHD. was incorporated in Malaysia.

In March 2023, we received approval from the Nasdaq to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. Our ADSs have been listed on the Nasdaq Capital Market since March 30, 2023, and prior to that were listed on the Nasdaq Global Market from January 17, 2020 to March 29, 2023, both under the symbol “LIZI”. Each ADS represents two hundred (200) of our Class A ordinary shares following the ratio change of the Company’s ADSs to Class A ordinary shares, which commenced on September 20, 2023.

In December 2023, the Board authorized a share repurchase program with an aggregate value of up to US$3,000,000 of the Company’s Class A ordinary shares (including Class A ordinary shares in the form of American depositary shares) from time to time during a 12-month period.

In January 2024, we changed our corporate name from “LIZHI INC.” to “Sound Group Inc.” and changed the ticker symbol of our American depositary shares listed on the Nasdaq Capital Market from “LIZI” to “SOGP.” Trading under the new ticker symbol commenced on January 25, 2024.

Corporate Information

Our principal executive offices are located at 60 Anson Road, Mapletree Anson, #09-01/02, Singapore, 079914. Our telephone number at this address is +65 62021360. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York. Our corporate website is www.soundgroupinc.com. Our investor relations website is ir.soundgroupinc.com. The information contained in our website is not a part of this annual report.

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

On February 22, 2023, the CAC promulgated the Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, which took effect on June 1, 2023. The Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, specified the applicable scope of, conditions to enter into and detailed filing requirements for standard contracts on cross-border transfer of personal information, which became a part of the compliance mechanism for personal information protection.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, which required security assessment for the data processor that provides data to an overseas recipient and meets any of the following conditions, (i) for critical information infrastructure operators that provide any personal information or important data to an overseas recipient, and (ii) for data processors that are not critical information infrastructure operators, that provide any important data to an overseas recipient, or that have cumulatively provided the personal information (excluding sensitive personal information) of not less than 1 million individuals or the sensitive personal information of not less than 10,000 individuals to overseas recipients as of January 1 of the current year. These provisions also stipulated that, when data processors that are not critical information infrastructure operators have cumulatively provided to an overseas recipient the personal information (excluding sensitive personal information) of not less than 100,000 individuals but less than 1 million individuals or the sensitive personal information of less than 10,000 individuals, the data processors must enter into a standard contract for cross-border transfer of personal information with the data recipient or pass a personal information protection certification.

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

On February 17, 2023, the CSRC promulgated the Trial Measures, effective from March 31, 2023, which regulates both direct and indirect offering and listing of PRC domestic enterprises’ securities by adopting a filing-based regulatory regime, requiring PRC domestic companies seeking to directly or indirectly offer securities and list in oversea markets to file with the CSRC. For more details, please see “—4.B. Business Overview—Regulations Related to M&A and Overseas Listings.”

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, if and when we become profitable, Sound Group Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Sound Group Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to certain surplus or reserve funds required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund the statutory surplus fund or general reserve fund, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Sound Group Inc. In addition, our PRC subsidiaries are required to make appropriations to the statutory surplus fund or general reserve fund, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq Stock Market LLC, or the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our former auditor. On May 4, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly.

Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB on a regular basis. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to 2021 Determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or the PCAOB expands the scope of its determinations so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”; and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

4.B. Business Overview

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. Leveraging its broad product portfolio and advanced in-house technologies, the Company caters to global user interest in audio entertainment and social networking. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound.

We aim to foster a thriving business ecosystem with our product portfolio. The average total mobile monthly active users was 43.3 million in 2023, compared to 50.4 million in 2022 and 58.4 million in 2021. The average total monthly paying users was 418.3 thousand in 2023, compared to 483.9 thousand in 2022 and 488.0 thousand in 2021. The decrease in our average total mobile monthly active users and average total monthly paying users in 2023 was primarily due to the changes of our user acquisition strategy and the impacts of overall economic conditions. We generate net revenues through virtual gift sales related to audio entertainment, as well as podcast, advertising and others. Our total net revenues decreased to RMB2,071.8 million (US$291.8) in 2023 from RMB2,185.3 million in 2022 and RMB2,119.5 million in 2021. Audio entertainment services currently contribute the largest share of our revenues.

Audio Entertainment

Our audio entertainment service includes a variety of audio-centric, interactive products and features that are intended to drive user engagement and create attractive monetization opportunities. The average mobile monthly active users for audio entertainment decreased to 8.34 million in 2023 from 9.33 million in 2022 and 8.99 million in 2021.

We launched audio live streaming as our first audio entertainment product feature on the LIZHI App in 2016, enabling our users to enjoy a multi-dimensional interactive audio experience. Now we offer a variety of audio entertainment content categories, such as social, talk shows, music, ACG, etc. Content creators or hosts can easily initiate an audio live streaming channel on our various platforms, personalize their channels, and manage them. Users are encouraged to interact with hosts and each other through our interactive audio features.

With user interactions built into every audio content, live streaming and interactive audio entertainment feature and product, our users not only listen to audio content on our various platforms but also create, store, discover, and share audio content and interact with each other through various audio entertainment channels. Through our audio entertainment services, such as audio live streaming and multi-user on-air dialogues, users can follow their favorite content creators and channels, interact with others through various interactive features, and even become content creators or hosts themselves, creating their own audio content and participating in audio live streaming programs. We believe this audio-centric interaction is a natural extension of the power of voices, connecting and inspiring.

Social Networking

We have been incubating and launching new applications pivoting to social networking and audio communication in the international markets, aiming to expand our overseas presence through the effective implementation of differentiated product strategies and in-house research and development of advanced technologies.

In October 2020, we launched TIYA App, a real-time social networking product, in the United States. TIYA App provides dynamic and interactive experiences to connect friends and users with similar interests globally. Featuring a live social networking experience, TIYA App encourages real-time conversations in a relaxing atmosphere inspired by the emotions delivered by human voices. As of the date of this annual report, we have not launched TIYA App in mainland China.

Podcast and in-car Audio

Currently, we primarily deliver podcast content through two of our platforms, LIZHI App and LIZHI Podcast. Users can access these platforms on their mobile devices, as well as through certain in-car intelligent systems or Internet of Vehicles platforms, enabling them to enjoy a wide variety of audio content.

Since its launch in 2013, LIZHI App has been dedicated to building an audio community that allows users to create, share, discover, and listen to audio content, and enjoy an immersive and interactive audio entertainment experience. LIZHI App is a one-stop mobile platform for users to discover and enjoy a wide range of content. We launched the LIZHI Podcast in January 2021. LIZHI Podcast features curated content drawn from our extensive library built over the years as well as new podcasts from selected content creators. While most of our podcasts are free, a very small portion of our content is available upon purchase. We share a portion of such revenue with content creators.

In addition to our mobile apps, we are also exploring the use of in-car audio as another usage scenario to leverage our extensive content library. Since December 2020, we started to collaborate with certain automobile manufacturers and Internet of Vehicles platforms. Currently, our in-car audio application is available on certain automobile models through in-car intelligent systems or Internet of Vehicles platforms.

Content Creation

We are committed to offering a diverse range of pre-recorded and real-time audio content across our platforms, spanning various categories. A significant portion of our audio content is user-generated. By providing tools for creating innovative audio content and enriching features for audio entertainment on our platforms, we encourage users to create audio content and engage in audio entertainment activities. We hope to inspire everyone to be a content creator and promote the popularity of our content creators through both online and offline activities.

Technology

We developed DOREME, our proprietary real-time audio and video streaming technology solution to provide real-time communication (RTC) technology support for our various products, aiming to reduce voice delay, enhance the audio quality, and ensure a stable and smooth audio experience. In addition, DOREME supports the audio live streaming feature across different usage scenarios and improves the compatibility of our podcast products with external in-car operating systems and Internet of Vehicles platforms. We have also developed proprietary voice engineering features such as 3D recording, noise reduction, as well as voice beautification and synthesis.

In early 2022, we introduced VoderX, our in-house instant messaging (IM) technology. VoderX provides the technological infrastructure framework that enables tailored technology support for our interactive and social networking products.

In August 2022, we unveiled Voice Cloud, an in-house hybrid cloud computing platform. This platform aims to provide the Company with an optimized and comprehensive one-stop solution for operations management, agile security, internal audio and text-based communications, as well as automated data management and analysis. DOREME and VoderX have been integrated into Voice Cloud, powering its platform services. Voice Cloud is poised to integrate other business-related service platforms to improve the overall efficiency of product R&D, marketing, and operations within the Company.

Monetization

We generate net revenues through virtual gift sales in relation to audio entertainment, as well as podcast, advertising and others.

Virtual gift sales

At current stage, we strategically offer most of our podcast content for free to create a loyal and engaged audio ecosystem, which we believe is essential in expanding our user base and may provide monetization potential through audio entertainment, as well as podcast, advertising and others. We generate most of our net revenues from virtual gift sales in relation to our audio entertainment, which can be purchased by users using our virtual currency, Golden Coins. In 2021, 2022 and 2023, we generated RMB2,101.5 million, RMB2,174.3 million and RMB2,063.3 million, (US$290.6 million) from virtual gift sales to users of our audio entertainment products, representing 99.1%, 99.5% and 99.6% of our total net revenues for the same periods. In 2023, we had approximately 417.4 thousand average audio entertainment paying users on our apps.

Users can purchase virtual gifts on our platforms using our virtual currency and send them to content creators as a gesture of appreciation or support. Users can purchase the virtual currency on our site via various online third-party payment platforms. However, virtual currency is non-refundable and may not be converted back to cash.

Podcast, advertising and others

We generate a small portion of our net revenues from offering paid audio content to our users and advertising and marketing solutions to our business customers. In 2021, 2022 and 2023, we generated RMB18.0 million, RMB11.0 million and RMB8.4 million (US$1.2 million) from podcast, advertising and others, representing 0.9%, 0.5% and 0.4% of our total net revenues for the same periods.

Content Moderation

We have developed content moderation mechanisms to ensure that the content on our platforms comply with local laws and regulatory requirements in the markets we operate and aim to promote our core value propositions. These content monitoring mechanisms may include user flags and reports, automatic content filtering, real-name registration and user undertakings, etc. The mechanisms we implement specifically for each product will vary and depend on the local laws and regulations in the markets we operate. Our moderation team conducts monitoring of user flags and reports, sign-ups and other activities automatically or by manual review to ensure that inappropriate users and activity are removed as quickly as possible. If we detect minor violations, we will intervene and rectify by deleting relevant content and images, posting warnings, closing or suspending user accounts. For severe violations, we will temporarily or permanently close down relevant user or host accounts.

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

Sales, Branding and Marketing

Our sales, branding and marketing initiatives comprise online marketing and advertising, offline commercials and events, and public relations activities. Through our superior user experience and high-quality service offerings, we have built a strong brand awareness among users, which in turn drives organic user growth. In addition, we acquire users for our platforms directly through online marketing channels such as mobile advertising platforms, search engines and other online advertising networks. We also conduct branding and promotional activities through various online and offline events.

Competition

Online audio is an emerging industry in China. As one of the leading players in this market, we face competition from providers offering similar services. Other platforms in both the online audio and interactive audio entertainment markets directly compete with us for content and users. Additionally, in the international markets where we operate, we encounter competition from other audio-based social networking service providers or audio communication platforms.

In general, we face competition from large online video platforms, social media platforms, social networking platforms, and other platforms offering online entertainment services. We believe that our ability to compete effectively for users depends on many factors, including the quality and variety of our content, user experience on our platforms, ability to retain top hosts, technological advancements, capability to adapt to changes in the market and customer tastes, and the strength of our brands.

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2023, we had registered:

●	466 trademarks in China;
●	416 trademarks in Hong Kong and other jurisdictions;
●	109 domain names;
●	65 patents in China; and
●	133 software copyrights in China, relating to all of our online communities and other products.

As of December 31, 2023, we had 34 pending trademark applications in China and overseas. In addition, we are in the process of applying for registration of another 36 patents in China. Most of our intellectual property is owned by Guangzhou Lizhi and Guangzhou Huanliao, and certain trademarks, copyrights and domain names are owned by the subsidiaries of the VIEs, Wuhan Lizhi and Wuhan Yuyin, for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. We currently have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration of the same. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.”

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

Talent Development

We provide our employees by offering a number of learning opportunities through a variety of programs, including training sessions, team discussions and expert lectures. We also offer onboarding sessions for new employees to meet each other and familiarize themselves with our product and technology offerings. Furthermore, we focus on developing the management and organizational skills of both new and seasoned managers through leadership programs.

Compensation and Benefits

We provide competitive compensation for our employees and benefits, including share incentive plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation” for more information about our share incentive plan.

Health, Safety, Social, and Environmental Matters

We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. For the year ended December 31, 2023, we had not been subject to any fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations.

See “Item 6. Directors, Senior Management and Employees-6.D. Employees” for more information about our employees.

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

Regulation

Regulations Related to Foreign Investment

Industry Catalogue Related to Foreign Investment

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the PRC, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and last amended on December 29, 2023 and became effective on July 1, 2024. A foreign-invested company is also subject to the Company Law unless otherwise provided in the foreign investment laws.

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

On December 27, 2021, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version), or the Negative List (2021), which became effective on January 1, 2022. On October 26, 2022, the MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2022 Version), or the Encouraging Catalogue, which became effective on January 1, 2023. On April 8, 2024, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version), or the Negative List (2024), which will become effective on November 1, 2024. Pursuant to the Encouraging Catalogue and the Negative List (2021) and the Negative List (2024), foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list (2021) and Negative List (2024) are permitted foreign-invested projects.

Foreign Investment in Value-Added Telecommunication Business

According to the Negative List, foreign investors are prohibited from holding more than 50% of equity interests in an enterprise which provides value-added telecommunications services (except for e-commerce business, domestic multi-party communications services, store and forward services and call center services).

According to the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or FITE Regulations, promulgated by the State Council on December 11, 2001 and last amended on March 29, 2022, and became effective on February 6, 2016, which set forth detailed requirements including capitalization, investor qualifications and application procedures concerning the establishment of a foreign-invested telecommunications enterprise. Pursuant to the FITE Regulations, foreign investors are prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services. Besides, such foreign investors of a foreign-invested telecom enterprise are required to have good performances and operation experiences in operating the value-added telecommunication businesses. On March 29, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which provides to make amendments to the FITE Regulations. The amendments include, among others, removing requirements of having good performances and operation experiences in operating the value-added telecommunication businesses for foreign investors of a foreign-invested telecom enterprise. The amended FITE Regulations took effect on May 1, 2022. There are uncertainties regarding the interpretation and implementation of the newly amended regulations.

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

Guangzhou Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on August 2, 2022. Guangzhou Huanliao currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on November 21, 2022. Wuhan Lizhi currently holds the Internet Culture Operating License issued by the Wuhan Branch of the Ministry of Culture and Tourism of PRC on April 13, 2024. Huaian Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Jiangsu Province on April 1, 2022.

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

On October 23, 2015, the MOC promulgated the Notice on Further Strengthening and Improving the Management of Online Music Content. According to this notice, which stipulates that the entities shall examine and verify the content of online music by themselves, while the culture management administration shall supervise in process and afterwards. Guangzhou Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on August 2, 2022. Guangzhou Huanliao currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on November 21, 2022. Wuhan Lizhi currently holds the Internet Culture Operating License issued by the Wuhan Branch of the Ministry of Culture and Tourism of PRC on April 13, 2024. Huaian Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Jiangsu Province on April 1, 2022.

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

Regulations Related to Advertising Business

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

On February 22, 2023, the CAC promulgated the Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, which took effect on June 1, 2023. The Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, specified the applicable scope of, conditions to enter into and detailed filing requirements for standard contracts on cross-border transfer of personal information, which became a part of the compliance mechanism for personal information protection.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, which required security assessment for the data processor that provides data to an overseas recipient and meets any of the following conditions, (i) for critical information infrastructure operators that provide any personal information or important data to an overseas recipient, and (ii) for data processors that are not critical information infrastructure operators, that provide any important data to an overseas recipient, or that have cumulatively provided the personal information (excluding sensitive personal information) of not less than 1 million individuals or the sensitive personal information of not less than 10,000 individuals to overseas recipients as of January 1 of the current year. These provisions also stipulated that, when data processors that are not critical information infrastructure operators have cumulatively provided to an overseas recipient the personal information (excluding sensitive personal information) of not less than 100,000 individuals but less than 1 million individuals or the sensitive personal information of less than 10,000 individuals, the data processors must enter into a standard contract for cross-border transfer of personal information with the data recipient or pass a personal information protection certification.

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

Regulations Related to Intellectual Property Rights

Copyright

According to the Copyright Law of the PRC, or the Copyright Law promulgated by the SCNPC on September 7, 1990 and last amended on February 26, 2010 and became effective on April 1, 2010, and its related Implementing Regulations issued by the State Council on August 2, 2002 and last amended on January 30, 2013 and became effective on March 1, 2013, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and other rights shall be enjoyed by the copyright owners. The Copyright Law was further amended on November 11, 2020 and took effect from June 1, 2021.

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

Patent

In accordance with the Patent Law of PRC, or the Patent Law, promulgated on March 12, 1984 and last amended on December 27, 2008 by the SCNPC and became effective on October 1,2009, and the Rules for the Implementation of the Patent Law of PRC promulgated on January 19, 1985 and last amended on January 9, 2010 by the State Council, patent is divided in to 3 categories, i.e., invention patent, design patent and utility model patent. The duration of invention patent right is 20 years, and the duration of design patent right and utility model patent right is 10 years, which all calculated from the date of filing. An individual or entity who uses patent without the license of the patent holder, counterfeits patent products or engages in patent infringement activities shall be held liable for compensation to the patent holder and may be imposed a fine, or even subject to criminal liabilities. The Patent Law was further amended on October 17, 2020 and took effect from June 1, 2021. On June 15, 2001, the State Council promulgated the Implementation Rules for the Patent Law of the PRC, which was last amended on December 11, 2023 and became effective from January 20, 2024.

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

4.C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and the VIEs.

Notes:

(1)	The shareholders of Guangzhou Lizhi and their relationship with our company are as follows: (i) Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司) (84.81%), 50% of whose interest is owned by Ms. Juan Ren, our Vice President and director, and the other 50% of whose interest is owned by Mr. Zelong Li, our Chief Operating Officer; (ii) Mr. Ning Ding (7.50%), our co-founder, Chief Technology Officer, and the beneficial owner of the shares held by Voice Intelligence Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市⼤⾳若希企业管理中⼼(有限合伙)) (7.69%), 99.99% of whose interest is owned by Mr. Ning Ding. Guangzhou Lizhi operates our LIZHI App.
(2)	The shareholders of Guangzhou Huanliao are (i) Mr. Ning Ding (99.99%), our co-founder and Chief Technology Officer; and (ii) Ms. Juan Ren (0.01%), our Vice President and director. Guangzhou Huanliao currently focuses on the operation of Huanliao, an audio-based social app recently launched by us.
(3)	NASHOR PTE. LTD., TIYA PTE. LTD., Vocalbeats CO., LTD., Tiya Inc.(USA) and SONICO SDN. BHD. currently focus on our overseas business.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Currently, our businesses in China are operated primarily through the VIEs and the VIEs’ subsidiaries, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) and the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Investment.” We are an exempted company incorporated in the Cayman Islands with limited liability. Hongyi Technology, Guangzhou Tiya and Guangzhou QingYin, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through the VIEs in the PRC, based on a series of contractual arrangements. To streamline our operations in China, we terminated the entire series of VIE arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022, which were last amended and restated in May 2023. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our consolidated financial statements under U.S. GAAP. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs accounted for 93.0%, 98.6% and 99.9%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2021, 2022 and 2023, the amount of technical development service fees paid to our PRC subsidiaries from the VIEs was RMB26.4 million, RMB76.0 million and RMB137.0 million (US$19.3 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

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

Guangzhou Lizhi

Equity Pledge Agreement

Pursuant to the equity pledge agreement and its supplementary agreement respectively entered into on January 17, 2023 and May 8, 2023 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of the VIE. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of the VIE, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Lizhi, or, to the extent applicable, its shareholders, remains outstanding under the VIE contractual arrangements. The pledge under the equity pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017, June 2019, January 2023 and May 2023 respectively.

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

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi, Guangzhou Lizhi agreed to appoint Hongyi Technology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee which are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion, for a term of ten years starting from the date thereof. Hongyi Technology is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technical consulting and service agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated exclusive technical consulting and service agreement on substantially similar terms in June 2017 and May 2023, respectively.

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

Guangzhou Huanliao

To streamline our operations in China, we terminated the entire series of VIE contractual arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and then shareholder(s) of Guangzhou Huanliao in July 2022, which were last amended and restated in May 2023 as below.

Equity Pledge Agreement

Pursuant to the equity pledge agreement and its supplementary agreement respectively entered into on January 6, 2023 and May 8, 2023 by and between Guangzhou QingYin and then shareholders of Guangzhou Huanliao, such shareholders of Guangzhou Huanliao pledged all of their equity interests in Guangzhou Huanliao to Guangzhou QingYin to guarantee the performance of Guangzhou Huanliao and, to the extent applicable, such shareholders of Guangzhou Huanliao, of their obligations under the contractual arrangement of the VIE. If Guangzhou Huanliao or its shareholders fails to perform their obligations under the contractual arrangement of the VIE, Guangzhou QingYin will be entitled to, among other things, a right to sell the pledged shares of Guangzhou Huanliao via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement and the exclusive equity transfer option agreement, as mentioned below, remains in effect and any guaranteed obligation of Guangzhou Huanliao, or, to the extent applicable, its shareholders, remains outstanding under the VIE contractual arrangements. The pledge under the equity pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. The existing equity pledge agreement was initially entered into in July 2022 and was subsequently amended and restated on substantially similar terms in January 2023 and May 2023, respectively.

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

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on July 19, 2022 by and between Guangzhou QingYin and Guangzhou Huanliao, Guangzhou Huanliao agreed to appoint Guangzhou QingYin as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee which are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion, for a term of ten years starting from the date thereof. Guangzhou QingYin is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing series of power of attorney was initially entered into in July 2022 and was subsequently superseded by a new series of powers of attorney on substantially similar terms in May 2023.

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

Our principal executive offices are located in Singapore. As of December 31, 2023, we have leased office space with an aggregate area of approximately 8,846 square meters, of which approximately 5,882 square meters are in Guangzhou, 840 square meters are in other cities in the PRC and 2,124 square meters are overseas.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report.

For the impact of foreign currency fluctuations on the company, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.”

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

Our ability to expand user base and enhance user engagement

We rely on our engaged user community to drive our net revenue growth. Our user base and level of user engagement in turn help us motivate hosts to produce high-quality content on our platforms, which further stimulates user interactions and spending. Our ability to effectively expand our user base and increase user engagement will affect the growth of our business and our revenue going forward.

The following table sets forth our average total mobile MAUs for each of the quarters indicated.

	For the Three Months Ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2022	2022	30, 2022	31, 2022	2023	2023	30, 2023	31, 2023

	(in thousands)
Average Total Mobile MAUs	51,495	49,682	49,749	50,760	49,622	45,607	42,138	36,022

Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to develop applications that meet diverse user needs globally, our ability to cultivate and retain high-quality hosts, our ability to continuously produce quality content, our ability to maintain our pivotal position in the growing online audio industry in China, our ability to maintain our growth in the overseas market, and our ability to continually improve user experience through technological innovation. The growth of a portion of our user base could be largely influenced by the restrictive regulatory measures that the PRC government authority may impose on the industry we operate in. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”

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

Our virtual gift sales are primarily driven by the number of paying users. To increase paying user base, we intend to attract and train more popular hosts, provide more high-quality content, expand user paying scenarios on our platforms, and enhance interactions between hosts and audiences.

The following table sets forth the number of average total monthly paying users across our platforms and apps for each of the quarters indicated.

	For the Three Months Ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2022	2022	30, 2022	31, 2022	2023	2023	30, 2023	31, 2023

	(in thousands)
Average total monthly paying users	482.2	485.1	476.7	491.8	471.5	433.7	402.6	365.3

We will continue to expand our product offerings to diversify our monetization channels.

Our ability to further improve cost efficiency and economies of scale

We have made substantial investments in our technology, products, content and team. Our costs and expenses consist primarily of revenue sharing fees in relation to arrangements with our hosts. It is critical for us to manage our costs and expenses effectively and improve operational efficiency. We believe our platforms have achieved strong operating leverage and economies of scale as a result of our engaged user base and extensive content library. Our user-generated content library makes our business more cost-effective compared to competitors focused on acquiring costly professional-generated content. Our podcast user base and their loyalty to hosts serve as an organic funnel to direct traffic from our podcasts to our audio entertainment, thereby lowering our user acquisition costs.

Our ability to achieve cost efficiency and economies of scale also depends on our ability to efficiently manage and control our costs and expenses. We plan to upgrade our technological capabilities and infrastructure to support the growth of our business. We expect the adoption of advanced streaming and AI technologies to improve our operational efficiency, which, together with our business growth, will enable us to benefit further from economies of scale.

Key Components of Results of Operations

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues	2,119,514	2,185,266	2,071,772	291,803
Cost of revenues	(1,502,505)	(1,468,921)	(1,486,397)	(209,355)
Gross profit:	617,009	716,345	585,375	82,448
Operating expenses:
Selling and marketing expenses	(386,204)	(259,618)	(237,646)	(33,472)
General and administrative expenses	(104,617)	(106,727)	(193,907)	(27,311)
Research and development expenses	(264,706)	(283,349)	(301,490)	(42,464)
Total operating expenses	(755,527)	(649,694)	(733,043)	(103,247)
Operating (loss)/income	(138,518)	66,651	(147,668)	(20,799)
Other income:
Interest expenses	(2,904)	(2,474)	(1,563)	(220)
Foreign exchange losses	(738)	(1,052)	(1,488)	(210)
Interest and investment income	2,269	7,282	10,820	1,524
Government grants	13,496	14,360	9,395	1,323
Others, net	(479)	1,944	(3,577)	(504)
(Loss)/income before income taxes	(126,874)	86,711	(134,081)	(18,886)
Income tax expense	(376)	(207)	(434)	(61)
Net (loss)/income	(127,250)	86,504	(134,515)	(18,947)
Net loss attributable to the non-controlling interests shareholders	—	13	7,864	1,108
Net (loss)/income attributable to our Company’s ordinary shareholders	(127,250)	86,517	(126,651)	(17,839)

Net (loss)/income	(127,250)	86,504	(134,515)	(18,947)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(7,848)	24,314	3,277	462
Total other comprehensive (loss)/income	(7,848)	24,314	3,277	462
Total comprehensive (loss)/income	(135,098)	110,818	(131,238)	(18,485)
Comprehensive loss attributable to the non-controlling interests shareholders	—	13	7,953	1,120
Comprehensive (loss)/income attributable to our Company’s ordinary shareholders	(135,098)	110,831	(123,285)	(17,365)
Net (loss)/income attributable to our Company’s ordinary shareholders per share
Basic	(0.13)	0.08	(0.12)	(0.02)
Diluted	(0.13)	0.08	(0.12)	(0.02)
Weighted average number of ordinary shares
Basic	991,715,849	1,036,485,949	1,078,969,851	1,078,969,851
Diluted	991,715,849	1,038,617,910	1,078,969,851	1,078,969,851
Net (loss)/income attributable to our Company’s ordinary shareholders per ADSs
Basic	(25.66)	16.69	(23.48)	(3.31)
Diluted	(25.66)	16.66	(23.48)	(3.31)
Weighted average number of ADSs
Basic	4,958,579	5,182,430	5,394,849	5,394,849
Diluted	4,958,579	5,193,090	5,394,849	5,394,849

Net Revenues

We generate net revenues through (i) sales of virtual gifts to users in relation to audio entertainment, and (ii) podcast, advertising and others. The following table sets forth sources of our net revenues in absolute amounts and as percentages of total net revenues for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Audio entertainment	2,101,475	99.1	2,174,314	99.5	2,063,346	290,616	99.6
Podcast, advertising and others	18,039	0.9	10,952	0.5	8,426	1,187	0.4
Total	2,119,514	100.0	2,185,266	100.0	2,071,772	291,803	100.0

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees, (ii) salary and welfare benefits, (iii) payment handling costs, (iv) bandwidth costs, (v) share-based compensation expenses and (vi) others. The table below sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Revenue sharing fees	1,357,270	90.3	1,351,096	92.0	1,368,498	192,749	92.1
Salary and welfare benefits	52,268	3.5	40,653	2.8	45,273	6,377	3.0
Payment handling costs	32,506	2.2	22,899	1.6	21,076	2,968	1.4
Bandwidth costs	30,889	2.1	32,795	2.2	39,424	5,553	2.7
Share-based compensation expense	11,484	0.7	7,052	0.5	3,845	542	0.3
Others	18,088	1.2	14,426	0.9	8,281	1,166	0.5
Total	1,502,505	100	1,468,921	100	1,486,397	209,355	100

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

Share-based compensation expense. Share based compensation expenses of our staff involved in the operations of our platforms and products, arise from share-based awards, including share options and restricted share units for the purchase of the Company’s ordinary shares.

Others. Other costs of revenues include other taxes and surcharges, advertising production cost, depreciation and amortization and other costs.

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses; (ii) research and development expenses; and (iii) general and administrative expenses.

The following table sets forth the components of our operating expenses in absolute amounts and as percentages

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	386,204	51.1	259,618	40.0	237,646	33,472	32.4
Research and development expenses	264,706	35.0	283,349	43.6	301,490	42,464	41.1
General and administrative expenses	104,617	13.9	106,727	16.4	193,907	27,311	26.5
Total	755,527	100.0	649,694	100.0	733,043	103,247	100.0

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

General and Administrative Expenses

Our general and administrative expenses primarily consist of (i) salaries and welfare benefits of our general and administrative staff, (ii) professional service fees, (iii) share-based compensation of our general and administrative staff, and (iv) other expenses such as provision for credit losses, leases and depreciation and amortization. We expect our general and administrative expenses to grow in absolute amount as we grow our business.

Other Expenses/Income

Our other expenses/income consist mainly of (i) foreign exchange losses/gains; (ii) interest expenses of bank loan, investment income and interest income; (ii) government grants we received; and (iv) others primarily including bank fees and tax rebate received during the year.

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

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues. Net revenue was RMB2,071.8 million (US$291.8 million) in the fiscal year 2023, compared with RMB2,185.3 million in the prior year. The decrease was primarily due to the decline in the average paying users on our audio entertainment products.

Cost of revenues. Cost of revenues was RMB1,486.4 million (US$209.4 million) in fiscal year 2023, representing a 1% increase from RMB1,468.9 million in the prior year, mainly attributable to (i) an increase in the total revenue sharing fees to our content creators resulting from a sharing percentage adjustment in our revenue sharing policies, (ii) increased salary and welfare benefits expenses which primarily resulted from an increase in our severance pay to our operation’s employees, and (iii) partially offset by declines in payment handling costs, other miscellaneous costs and share-based compensation expenses.

Gross profit. As a result of the foregoing, our gross profit was RMB585.4 million (US$82.4 million) in fiscal year 2023, compared with RMB716.3 million in the prior year.

Operating expenses. Our total operating expenses were RMB733.0 million (US$103.2 million) in fiscal year 2023, representing a 13% increase from RMB649.7 million in the prior year.

Research and development expenses. Our research and development expenses were RMB301.5 million (US$42.5 million) in fiscal year 2023, representing a 6% increase from RMB283.3 million in the prior year, primarily due to (i) increased salary and welfare benefits expenses related to an increase in the average salary and severance pay, (ii) increased share-based compensation expenses, (iii) increased rental expenses, and (iv) partially offset by the decrease in other miscellaneous expenses.

Selling and marketing expenses. Our selling and marketing expenses were RMB237.6 million (US$33.5 million) in fiscal year 2023, compared with RMB259.6 million in the prior year, mainly attributable to a decrease in branding and marketing expenses, partially offset by increased salary and welfare benefits expenses related to an increase in average salary and severance pay. The Company will evaluate and adjust its marketing strategy and budget based on the Company’s performance, operational needs and market conditions.

General and administrative expenses. Our general and administrative expenses were RMB193.9 million (US$27.3 million) in fiscal year 2023, compared with RMB106.7 million in the prior year, mainly driven by (i) increased provision for credit losses, (ii) increased professional services expenses, partially offset by (iii) decreased share-based compensation expenses, salary and welfare benefits expenses related to decreases in our general and administrative headcount, and (iv) decreased provision for litigation contingencies.

Operating loss was RMB147.7 million (US$20.8 million) in the fiscal year 2023, compared to an operating income of RMB66.7 million in the prior year.

Net loss was RMB134.5 million (US$18.9 million) in the fiscal year 2023, compared to net income of RMB86.5 million in the prior year.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues. Our net revenue was RMB2,185.3 million in the fiscal year 2022, representing a 3% increase from RMB2,119.5 million in the prior year. The increase was primarily due to the growth in average user spending on our audio entertainment products.

Cost of revenues. Our cost of revenue was RMB1,468.9 million in the fiscal year 2022, compared to RMB1,502.5 million in the prior year, mainly attributable to a decrease in the total revenue sharing fees to our content creators resulting from a sharing percentage adjustment in our revenue sharing policies, as well as decreases in share-based compensation expenses and salary and welfare benefits expenses which resulted from decreases in our operation’s headcount, and a decline in other miscellaneous costs. The decreases were partially offset by increasing bandwidth costs.

Gross profit. As a result of the foregoing, our gross profit was RMB716.3 million in fiscal year 2022, representing an increase of 16% from RMB617.0 million in the prior year.

Operating expenses. Our total operating expenses were RMB649.7 million in fiscal year 2022, compared to RMB755.5 million in the prior year.

Research and development expenses. Our research and development expenses were RMB283.3 million in the fiscal year 2022, representing an increase of 7% from RMB264.7 million in the prior year, primarily due to increasing rental expenses and higher salary and welfare benefits expenses related to an increase in average salary, partially offset by declining expenses related to research and development services provided by third parties.

Selling and marketing expenses. Our selling and marketing expenses were RMB259.6 million in the fiscal year 2022, compared to RMB386.2 million in the prior year, mainly attributable to a decrease in branding and marketing expenses, partially offset by increased salary and welfare benefits expenses related to an increase in the average salary. The Company will evaluate and adjust its marketing strategy and budget based on the Company’s performance, operational needs and market conditions.

General and administrative expenses. Our general and administrative expenses were RMB106.7 million in the fiscal year 2022, representing an increase of 2% from RMB104.6 million in the prior year, mainly driven by a decrease in professional service fees, share-based compensation expenses and other miscellaneous expenses, partially offset by increasing rental expenses and higher salary and welfare benefits expenses related to an increase in the average salary.

Operating income was RMB66.7 million in the fiscal year 2022, compared to an operating loss of RMB138.5 million in the prior year.

Net income was RMB86.5 million in the fiscal year 2022, compared to net loss of RMB127.3 million in the prior year.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. For the years ended December 31, 2021, 2022 and 2023, the Company’s overseas entity recognized income tax expense/(credit) amounted to RMB0.3 million, RMB0.1 million and RMB(0.1) million, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.

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

Guangzhou Lizhi obtained High and New Technology Enterprise, or HNTE, status from December 28, 2023 to December 28, 2026, and it enjoyed a preferential tax rate of 15% in enterprise income tax to the extent it has taxable income under the PRC Enterprise Income Tax Law. In addition, Guangzhou Huanliao qualified as a HNTE which allows it to enjoy a three-year preferential EIT rate of 15% from December 20, 2021 to December 21, 2024. They will enjoy the 15% preferential tax rate as long as it re-applies for HNTE status every three years and meet the HNTE criteria during this three-year period. If they fail to meet the criteria for qualification as an HNTE in any year, (i) the enterprises cannot enjoy the 15% preferential tax rate in that year and must instead use the uniform 25% enterprise income tax rate and (ii) they will need to re-apply for HNTE status.

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

Revenue recognition

Our net revenues comprise of audio entertainment revenue and podcast, advertising and other revenue. We recognize revenue pursuant to ASC 606, revenue from contracts with customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, we applied the following five steps: (i) identification of the contract, or contracts, with the customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of the revenue when, or as, a performance obligation is satisfied.

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

Revenue related to each consumable item is a single performance obligation provided on a consumption basis, and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the fixed period on a straight-line basis. The Group does not have further performance obligations to users after the virtual items are consumed immediately or after the stated contract period for time-based items.

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

During the years ended December 31, 2021, 2022 and 2023, we recognized revenue amounted to RMB11.0 million, RMB12.5 million and RMB14.0 million (US$2.0 million), respectively that was included in the corresponding opening deferred revenue balance of the year.

During the years ended December 31, 2021, 2022 and 2023, we did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period.

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

The accounts receivable arises primarily from our advertising customers.

	As of December 31,
	2022	2023

	(RMB in thousands)
Accounts receivable	3,233	1,557

Please see Note 4 of consolidated financial statements for additional information.

There were no material contract assets as of December 31, 2022 and 2023.

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

We adopted a share incentive plan on May 31, 2019, or the 2019 Share Incentive Plan. The 2019 Share Incentive Plan replaced the 2018 BVI Plan in its entirety and granted 38,194,330 options and restricted shares to certain management members, employees and consultant. We further amended and restated our 2019 Share Incentive Plan on March 18, 2020, or the Amended and Restated 2019 Share Incentive Plan, to increase the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Amended and Restated 2019 Share Incentive Plan to 100,000,000 Class A ordinary shares. On September 17, 2021, we adopted the Second Amended and Restated 2019 Share Incentive Plan to replace the Amended and Restated 2019 Share Incentive Plan in its entirety, increasing the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Second Amended and Restated 2019 Share Incentive Plan to 170,000,000 Class A ordinary shares. As of September 30, 2024, 60,651,040 options and restricted share units corresponding to 60,651,040 of our ordinary shares are outstanding, which has been redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of our initial public offering (the “2019 Replacement”). There is no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement except as stated herein. Thus the 2019 Replacement was not considered a modification of share based awards. Among those, a total of 5,008,430 Class A ordinary shares corresponding to restricted shares granted to certain of our management members and director, which has been redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of IPO, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong as of September 30, 2024. Kastle Limited holds such ordinary shares in trust for the benefit of these senior management and directors. The granted and outstanding awards under the 2018 BVI Plan have since been terminated. For key terms of the Second Amended and the Restated 2019 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

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

We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US. For options granted in the year ended December 31, 2018, the expected and weighted average volatility was 56.38%, risk-free rate was 3.05%, maximum contractual term was 10 years, and enterprise value per ordinary share was US$0.21. No share option was granted for the year ended December 31, 2019, and all share options granted in 2021, 2022 and 2023 were with little to no exercise price for which fair value was measured as the grant date price of our ordinary shares.

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

An aggregate of 22,280,320 options and restricted share units was granted for the years ended December 31, 2023. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of U.S. government bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and U.S.

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

Cash flows and working capital

Our principal sources of liquidity have been cash generated from our operations, contributions from our shareholders, and bank loans taken out by our subsidiary and the VIEs. As of December 31, 2023, we had RMB495.0 million (US$69.7 million) in cash and cash equivalents. Our cash and cash equivalents mainly represent demand deposits which are placed in bank and large reputable financial institutions, that are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less.

We had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB260.5 million (US$36.7 million) as of December 31, 2023 primarily due to our business expansion, particularly, the expansion of our audio entertainment products operations. Although we have achieved a positive working capital as of December 31, 2023, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control.

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

The following table presents the summary of our consolidated cash flows data for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(40,426)	136,267	(117,045)	(16,487)
Net cash generated from/(used in) investing activities	52,101	(122,783)	105,653	14,880
Net cash generated from/(used in) financing activities	212,682	4,771	(71,674)	(10,094)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(6,063)	22,812	2,168	307
Net increase/(decrease) in cash, cash equivalents, and restricted cash	218,294	41,067	(80,898)	(11,394)
Cash, cash equivalents, and restricted cash at the beginning of the year	319,154	537,448	578,515	81,482
Cash, cash equivalents, and restricted cash at the end of the year	537,448	578,515	497,617	70,088

Operating activities

Net cash used in operating activities was RMB117.0 million in 2023. The difference between our net cash used in operating activities and our net loss of RMB134.5 million was due to (i) depreciation of property, equipment and leasehold improvement of RMB13.2 million, (ii) share-based compensation expenses of RMB26.8 million, (iii) allowance for expected credit loss of RMB90.8 million, (iv) a decrease in deferred revenue of RMB6.4 million, an increase in prepayments and other current assets of RMB94.6 million, and a decrease in accounts payable of RMB10.6 million, and (v) partially offset by a decrease in accounts receivable of RMB1.6 million. The decrease in deferred revenue was primarily attributable to the increase in the users’ virtual currency consumption speed. The increase in prepayments and other current assets was primarily attributable to an increase in receivables from bank in transit funds. Accounts payable decreased mainly due to the quicker settlement with our content creators. The decrease in accrued expenses and other current liabilities was primarily attributable to a decrease in professional and miscellaneous expenses, as well as a decline in accrued sales rebates for advertising business.

Net cash generated from operating activities was RMB136.3 million in 2022. The difference between our net cash generated from operating activities and our net income of RMB86.5 million was due to (i) depreciation of property, equipment and leasehold improvement of RMB18.1 million, (ii) share-based compensation expenses of RMB29.2 million, (iii) an increase in salary and welfare payable of RMB11.5 million, an increase in deferred revenue of RMB15.0 million, a decrease in prepayments and other current assets of RMB4.0 million and a decrease in accounts receivable of RMB3.2 million, and (iv) partially offset by a decrease in accounts payable of RMB27.0 million and accrued expenses and other current liabilities of RMB6.0 million. The increase in salary and welfare payable was attributable to our business growth which requires and is likely to continue to require higher labor cost. The increase in deferred revenue was primarily attributable to the growth in unconsumed virtual currency in parallel with the growth of our business. The decrease in prepayments and other current assets was primarily attributable to a withdraw in receivables from third-party online payment platform. Accounts payable decreased mainly due to the quicker settlement with our content creators. The decrease in accrued expenses and other current liabilities was primarily attributable to a decrease in professional and miscellaneous expenses, as well as a decline in accrued sales rebates for advertising business.

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

Investing activities

Net cash generated from investing activities was RMB105.7 million in 2023 mainly attributed to maturities of short-term investments of RMB111.0 million and disposal of property, equipment and leasehold improvement of RMB1.8 million, respectively, which offset by purchasing of intangible assets, property, equipment and leasehold improvement of RMB7.2 million.

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

Financing activities

Net cash used in financing activities was RMB71.7 million in 2023 primarily due to third-party loans net repayment by our subsidiary and the VIEs.

Net cash generated from financing activities was RMB4.8 million in 2022 primarily due to third-party loans taken out by our subsidiary and the VIEs.

Net cash generated from financing activities was RMB212.7 million in 2021 primarily due to the completion of our follow-on public offering in April 2021 and third-party loans taken out by the VIEs.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, repayment of short-term loans and operating lease obligations.

Capital Expenditures

We made capital expenditures of RMB20.9 million, RMB11.8 million and RMB7.2 million (US$1.0 million) in 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment, leasehold improvement and intangible assets. In next coming 12 months, we expect the majority of our capital expenditures will use for purchasing long-term assets above.

Contractual obligation

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Years Ending
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

	(in RMB thousands)
Lease obligations(1)	10,838	4,048	—	—	14,886

Note:

(1)	Lease obligation represents the minimum commitments under non-cancelable operating lease agreements for our office premises and staff quarters.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

Holding Company Structure

Sound Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through the VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, the VIEs and their subsidiaries. If our subsidiaries and the VIEs or any newly formed subsidiaries incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us.

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

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries. We held cash and cash equivalents and restricted cash of RMB497.6 million (US$70.1 million) as of December 31, 2023, among which RMB70.5 million (US$10.0 million) was held by Sound Group Inc. Apart from such cash and cash equivalents held in the Cayman Islands, substantially all of our assets were held and substantially all of our net revenues were generated by our PRC subsidiaries, the VIEs and their subsidiaries.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We apply a more likely than not (defined as a likelihood of more than 50%) threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the possible amount being realized upon settlement. We adjust the unrecognized tax benefits as necessary when new information becomes available, including changes in tax law and regulations, and interactions with taxing authorities. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the possible amount of benefit that management believes is more likely than not to be realized upon settlement. Although we believe that our estimates are reasonable, the final tax amount could be different from the amounts reflected in our income tax provisions and accruals. To the extent that the final provision for income taxes in the period in which such a determination is made. For the years ended December 31, 2021, 2022 and 2023, we had recorded income tax expenses of RMB0.4 million, RMB0.2 million and RMB0.4 million (US$0.1 million), respectively.

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

We recognize deferred tax assets in connection with certain tax attributes, including mainly the net operating loss (“NOL”) carryforwards, and performs regular reviews to ascertain whether our deferred tax assets are realizable. These reviews include management’s estimates and assumptions regarding future taxable income and may incorporate various tax planning strategies, including strategies that may be available to utilize NOLs before they expire. In connection with these reviews, if it is determined that a deferred tax asset is not realizable, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if management determines that, based on revised estimates of future taxable income or changes in tax planning strategies, it is more likely than not that all or part of the deferred tax asset will become realizable. As of December 31, 2022 and 2023, management does not believe that sufficient positive evidence exists to conclude that the recoverability of our deferred tax assets is more likely than not to be realized. Consequently, we have provided full valuation allowances on the related deferred tax assets.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Jinnan (Marco) Lai	49	Founder, Chief Executive Officer and Chairman of the Board of Directors
Ms. Juan Ren	39	Vice President and Director
Mr. Yipeng Li	47	Independent Director
Mr. Ming Zhang	47	Independent Director
Mr. Xiang Wang	63	Independent Director
Ms. Chengfang Lu	37	Vice President of Finance and Acting Chief Financial Officer
Mr. Ning Ding	45	Co-founder and Chief Technology Officer
Mr. Zelong Li	39	Chief Operating Officer

Mr. Jinnan (Marco) Lai is our founder, Chief Executive Officer and director. Mr. Lai has served as a director and the Chief Executive Officer of Lizhi BVI since 2010 and as our director and Chief Executive Officer since January 2019. Before founding Sound Group Inc., Mr. Lai was a successful serial entrepreneur in China’s internet industry. He worked as the Chief Executive Officer for Shanghai Labox Information Technology Limited from 2007 to 2010, and also founded Guangzhou Mowang Information Technology Co., Ltd. and served as its president from 2003 to 2007. Before starting his business career, Mr. Lai was a radio host.

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

Mr. Yipeng Li served as our independent director since January 2020. Mr. Li has served as the Chief Financial Officer of Cloopen Group Holding Limited since May 2020. Prior to that, Mr. Li served as the Chief Financial Officer of Sunlands Technology Group (NYSE: STG) from September 2017 to April 2020. Mr. Li served as the Chief Financial Officer of Alibaba Health Information Technology Limited (HKEX: 241), a subsidiary of Alibaba Group, from September 2015 to September 2017. Prior to that, he was the Chief Financial Officer at Jiuxian.com, a leading online platform for alcohol offerings from March 2015 to August 2015. From June 2010 to February 2015, Mr. Li served as the Vice President of iQIYI, Inc. (Nasdaq: IQ), in charge of its financial and legal department. Mr. Li received his bachelor’s degree in accounting from Simon Fraser University in 2002. Mr. Li is a member of the Chinese Institution of Certified Public Accountants.

Mr. Ming Zhang has served as our independent director since July 2020. Mr. Zhang has nearly 20 years of experience in the internet technology industry. He founded Great Wall Club Inc. in 2008 and has been serving as the Chairman of its Board of Directors. He is also a prominent cross-border angel investor and the founder of GASA (Global Academy of Science and Arts).

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

Ms. Chengfang Lu is our Acting Chief Financial Officer. Ms. Lu has served as our Acting Chief Financial Officer since June 2020. Ms. Lu also served as the Company’s Vice President of Finance since December 2021 and Director of Finance from 2019 to December 2021. Previously, Ms. Lu worked at PricewaterhouseCoopers from 2013. Ms. Lu received her bachelor’s degree and master’s degree in accounting from Jinan University. Ms. Lu is a member of the Chinese Institution of Certified Public Accountants.

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

Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB13.9 million (US$1.9 million) on an accrual basis to our executive officers, and an aggregate of RMB2.0 million (US$0.3 million) on an accrual basis to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

As of September 30, 2024, there are 60,651,040 options and restricted share units outstanding that were granted to certain management members, employees and consultant corresponding to 60,651,040 of our Class A ordinary shares pursuant to the Second Amended and Restated 2019 Share Incentive Plan. Among those, a total 5,008,430 Class A ordinary shares corresponding to restricted shares units granted to certain of our management members and director, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong, as of September 30, 2024. Kastle Limited holds such ordinary shares in trust for the benefit of these management members and directors.

The maximum aggregate number of shares which may be issued pursuant to all awards under the Second Amended and Restated 2019 Share Incentive Plan is 170,000,000 Class A ordinary shares. As of September 30, 2024, awards representing 60,651,040 Class A ordinary shares have been granted and outstanding under the Second Amended and Restated 2019 Share Incentive Plan. The awards issued under the Second Amended and Restated 2019 Share Incentive Plan are vested by equal instalment from nil to four years upon our initial public offering in January 2020.

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

The following table summarizes, as of September 30, 2024, the number of the outstanding awards granted under the Second Amended and Restated 2019 Share Incentive Plan to our directors and executive officers.

Ordinary Shares Underlying
Outstanding Options, Restricted
Shares and Restricted Share
Name	Exercise Price	Units Awards Granted	Date of Grant	Date of Expiration
(US$/share)
Mr. Jinnan (Marco) Lai	—	—	—	—
Mr. Ning Ding	Nominal	*	April 1, 2020	—
Mr. Zelong Li	Nominal	10,871,500	Various dates from May 31, 2019 to December 1, 2022	—
Mr. Yipeng Li	—	—	—	—
Ms. Juan Ren	Nominal	*	Various dates from May 31, 2019 to December 1, 2022	—
Ms. Chengfang Lu	Nominal	*	Various dates from April 1, 2020 to December 1, 2022	—
Mr. Ming Zhang	—	*	Various dates from July 13, 2020 to January 14, 2024	—
Mr. Xiang Wang	—	*	Various dates from July 13, 2020 to January 14, 2024	—

Note: * Less than 1% of our total outstanding shares.

As of September 30, 2024, other grantees under the Second Amended and Restated 2019 Share Incentive Plan as a group held awards representing 52,138,880 Class A ordinary shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the Second Amended and Restated 2019 Share Incentive Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Judgments—Share-based compensation.”

6.C.	Board Practices

Board of Directors

Our board of directors consists of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

Audit Committee. Our audit committee consists of Mr. Yipeng Li, Mr. Ming Zhang and Mr. Xiang Wang. Mr. Yipeng Li is the chairman of our audit committee. We have determined that each of Mr. Yipeng Li, Mr. Ming Zhang and Mr. Xiang Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Yipeng Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Duties and Functions of Directors

Under the common law of the Cayman Islands, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and distributions, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

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

Board Diversity

Board Diversity Matrix (As of September 30, 2024)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		–
LGBTQ+		–

6.D.	Employees

We had 563 employees as of December 31, 2023. As of December 31, 2023, 50 of our full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of December 31, 2023:

	Number of
	employees	% of total
Research and development	386	68.6%
Operations and products	57	10.1%
Sales and marketing	53	9.4%
General and administration	67	11.9%
Total	563	100.0%

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of September 30, 2024 by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 985,095,010 ordinary shares issued and outstanding (excluding 5,008,430 ordinary shares issued to Kastle Limited).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 5,008,430 ordinary shares issued to Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, except when calculating the number of shares underlying share options held by such person or group that are exercisable or options and restricted share units that will become vested within 60 days after September 30, 2024.

	Ordinary Shares
				Percentage of
			Total ordinary	total ordinary	Percentage of
	Class A ordinary	Class B ordinary	shares on an as-	shares on an as-	aggregate voting
	shares	shares	converted basis	converted basis	power***
Directors and Executive Officers**†:
Mr. Jinnan (Marco) Lai(1)	—	192,215,000	192,215,000	19.5%	62.7%
Mr. Ning Ding(2)	1,000	39,000,000	39,001,000	4.0%	12.7%
Mr. Zelong Li	*	—	*	*	*
Mr. Yipeng Li	—	—	—	—	—
Ms. Juan Ren	*	—	*	*	*
Ms. Chengfang Lu	*	—	*	*	*
Mr. Ming Zhang	*	—	*	*	*
Mr. Xiang Wang	*	—	*	*	*
All Directors and Executive Officers as a Group	23,321,600	231,215,000	254,536,600	25.8%	76.1%
Principal Shareholders:
Voice Future Ltd(1)	—	192,215,000	192,215,000	19.5%	62.7%
Voice Intelligence Ltd(2)	—	39,000,000	39,000,000	4.0%	12.7%

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 985,095,010, being the number of ordinary shares outstanding as of September 30, 2024, excluding 5,008,430 ordinary shares held by Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, and (ii) the number of ordinary shares underlying options, restricted shares and restricted share units held by such person or group that are exercisable or issuable within 60 days after September 30, 2024.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The office address of our directors and executive officers is 60 Anson Road, Mapletree Anson, #09-01/02, Singapore, 079914.

(1)	The number of ordinary shares beneficially owned represents 192,215,000 Class B ordinary shares held by Mr. Lai through Voice Future Ltd, or Voice Future. Voice Future is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Jinnan (Marco) Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Jinnan (Marco) Lai as settlor for the benefit of beneficiaries designated by Mr. Jinnan (Marco) Lai. All of the voting and dispositive power of Voice Future is vested in VOICE WORLD Ltd. VOICE WORLD Ltd is wholly owned by Mr. Jinnan (Marco) Lai. Voice Home Ltd disclaims beneficial ownership of the shares held by Voice Future Ltd except to the extent of its pecuniary interest therein. Voice Future is a company organized under the laws of the British Virgin Islands. The registered address of Voice Future is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. VOICE WORLD Ltd. is a company organized under the laws of the British Virgin Islands. The registered address of VOICE WORLD Ltd. is Start Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	The number of ordinary shares beneficially owned represents 39,000,000 Class B ordinary shares held by Mr. Ning Ding through Voice Intelligence Ltd, or Voice Intelligence. Voice Intelligence is 5% owned by AI VOICE Ltd., an entity controlled by Mr. Ding, and 95% owned by Voice Tech Ltd. The entire interest of Voice Tech Ltd is held by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Ding as settlor for the benefit of beneficiaries designated by Mr. Ding. All of the voting and dispositive power of Voice Intelligence is vested in AI VOICE Ltd. AI VOICE Ltd is wholly owned by Mr. Ding. Voice Tech Ltd disclaims beneficial ownership of the shares held by Voice Intelligence Ltd except to the extent of its pecuniary interest therein. Voice Intelligence is a company organized under the laws of the British Virgin Islands. The registered address of Voice Intelligence is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of September 30, 2024, a total of 797,689,080 Class A ordinary shares are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADR program, representing approximately 81.0% of our total outstanding shares. In addition, none of our outstanding Class A ordinary shares was held by any record holder in the United States as of September 30, 2024.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

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

Litigation

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business involving our users, hosts and competitors in matters relating to copyrights, unfair competition, contract disputes and other matters. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be liable for intellectual property infringement relating to intellectual properties of third parties, which may materially and adversely affect our business, financial condition and prospects,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platforms, if such content is deemed to violate any PRC laws or regulations, or for improper or fraudulent activities conducted on our platforms, and PRC authorities may impose legal sanctions on us and our reputation may be damaged,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Implementation of the labor laws and regulations in China may adversely affect our business and results of operations,” and “Item 3. Key Information—3.D. Risk Factors—We are subject to risks relating to litigation and disputes, which could adversely affect our business, prospects, results of operations and financial condition.”

The Independent Investigation

Background

In March 2024, we encountered difficulties obtaining response from a third-party financial institution (the “Financial Institution”) which we had US$12.8 million deposit (the “Relevant Deposit”) remaining. Thereafter, we had difficulties withdrawing the Relevant Deposit from the Financial Institution (the “Incident”). We considered that the recoverability of the Relevant Deposit was uncertain.

To gain a comprehensive understanding of the Incident and to facilitate the audit procedure, our audit committee engaged a reputable accounting firm which is not our auditor (the “Investigating Firm”) to perform an independent investigation on the Incident (the “Investigation”). The Investigation involves examining documents, conducting interviews with relevant personnel, obtaining relevant confirmations from the Financial Institution, performing independent background check, performing site visits, assessing specific internal control and performing computer forensic review. The Investigation was completed in October 2024.

Summary of Findings

The Investigation did not uncover any substantive issue in connection with the Incident. However, certain findings regarding internal control were noticed in relation to the Incident, including our (i) lack of documentation for account opening and fund withdrawal, (ii) lack of data retention and back up of emails for our resigned employee, and (iii) lack of approval record for account opening and fund withdrawal. We are implementing measures to enhance our internal controls in light of these findings as further described below.

Remedial Measures in Response to Investigation

To enhance our internal controls in light of the aforementioned findings, we, under the supervision of our audit committee, has begun and will continue implementing enhanced internal control procedures, including, among others, (i) establishing relevant policies and providing pertinent training for our employees related to documentation practices, (ii) enhancing the implementation of our fund management policy to establish clear roles and responsibilities for relevant staff to address accounting and financial reporting issue to ensure strict compliance with related laws and regulations, and (iii) strengthening internal controls related to record maintenance to ensure our asset transactions are accurately and fairly reflect.

Financial Impact

We have conducted credit evaluations of our receivables from the Financial Institution and concluded that the receivables are subject to a risk of default. As a result, we have recorded an allowance for credit loss provision amounting to RMB90.7 million (US$12.8 million) for the receivables in the consolidated statements of operations and comprehensive (loss)/income for the year ended December 31, 2023 as disclosed elsewhere in this annual report. We will continue to monitor the progress and assess the recoverability of the funds as new information becomes available.

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

Our ADSs have been listed on the Nasdaq Capital Market since March 30, 2023, and prior to that were listed on the Nasdaq Global Market from January 17, 2020 to March 29, 2023, both under the symbol “LIZI”. In January 2024, we changed our corporate name from “LIZHI INC.” to “Sound Group Inc.” and changed the ticker symbol of our American depositary shares listed on the Nasdaq Capital Market from “LIZI” to “SOGP.” Trading under the new ticker symbol commenced on January 25, 2024.

On September 20, 2023, we implemented a ratio change of our ADSs to Class A ordinary shares from one (1) ADS representing twenty (20) Class A ordinary shares to one (1) ADS representing two hundred (200) Class A ordinary shares. Each ADS currently represents two hundred (200) of our Class A ordinary shares.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Each ADS represents two hundred (200) of our Class A ordinary shares. Our ADSs have been listed on the Nasdaq Capital Market since March 30, 2023, and prior to that were listed on the Nasdaq Global Market from January 17, 2020 to March 29, 2023, both under the symbol “LIZI”. In January 2024, we changed our corporate name from “LIZHI INC.” to “Sound Group Inc.” and changed the ticker symbol of our American depositary shares listed on the Nasdaq Capital Market from “LIZI” to “SOGP.” Trading under the new ticker symbol commenced on January 25, 2024.

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

Beneficial Ownership. The Company will be able to benefit from an alternative route to compliance under the Beneficial Ownership Transparency Act, 2023 by virtue of being listed on the Nasdaq, such that it is not required to establish and maintain a register of its registrable beneficial owners. To benefit from such an alternative route to compliance, the corporate service provider of the company must provide the Cayman Islands competent authority with written confirmation stating that the company is listed on the Nasdaq.

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case, our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to our average quarterly market capitalization for that year. Because our market capitalization declined substantially during 2022 and 2023, we believe we were likely a PFIC for our 2023 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2024 and possibly future taxable years. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear, and we have not obtained any valuation of our assets (including goodwill). Moreover, it is not entirely clear how the contractual arrangements between us, our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year for which we would not otherwise be a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2024 or any future taxable year. U.S. Holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules.

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

As of December 31, 2023, we had U.S. dollar-denominated cash and cash equivalents of US$11.5 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2023 would result in a decrease of RMB8.1 million in cash and cash equivalents.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Payments by Depositary

In 2020, we have received US$1.0 million, net of applicable taxes as cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. In 2023, we have returned reimbursement of approximately US$1.5 million to the depositary bank in relation to the implementation of ADS ratio change.

PART II

ITEM 13.ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A.-14.D.Material Modifications to the Rights of Security Holders

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

As of the date of this annual report, we used US$39.2 million of the net proceeds received from our initial public offering for innovative products development, sales and marketing and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective as our management has identified two material weaknesses which are detailed under the section entitled “—Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2023, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

One material weakness identified relates to our lack of sufficient and competent accounting and financial reporting personnel, including personnel with appropriate knowledge of U.S. GAAP and SEC financing reporting requirements. The lack of such personnel impacts our ability to timely and completely address complex U.S. GAAP accounting matters, carry out period-end financial reporting control and procedures, and prepare our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have implemented a number of measures to address this material weakness, and plan to continue to implement these measures to improve our internal control on a continuing basis.

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

The other identified material weakness relates to our lack of comprehensive and continuous assessment and risk monitoring mechanism for our financial assets and collection risk associated with third-party financial institutions. This material weakness may expose us to increased credit risk and potential defaults, adversely affecting our ability to timely and completely identify and recognize credit losses in our consolidated financial statements and related disclosures.

To remediate this identified material weakness, we have adopted the following measures:

(1)	we have updated our fund management policies, which incorporate the assessment of financial institutions selection, periodic monitoring of changes in their operating conditions in subsequent periods, timely identification of other internal and external risk factors, and corresponding evaluations of the safety of our financial assets;
(2)	we have established, and plan to continue to develop, an ongoing program to provide sufficient and appropriate training of financial assets management and credit risk assessment methods for relevant personnel;

We intend to remediate above material weaknesses in multiple phases and expect that we will incur certain costs for implementing our remediation measures. We cannot assure you, however, that all these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Item 3. Key Information—3.D. Risk factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.” As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to two material weaknesses identified in our internal control over financial reporting as described above.

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2023.

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

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Yipeng Li, Mr. Ming Zhang and Mr. Xiang Wang. Mr. Yipeng Li is the chairman of our audit committee. We have determined that each of Mr. Yipeng Li, Mr. Ming Zhang and Mr. Xiang Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Yipeng Li qualifies as an “audit committee financial expert.”

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-234351) filed with the SEC on October 28, 2019, as amended, and posted a copy of our code of business conduct and ethics on our website at www.soundgroupinc.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our former independent registered public accounting firm, and Enrome LLP, our current independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	7,000	7,300	14,741
Total	7,000	7,300	14,741

Note:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

On July 9, 2024, we engaged Enrome LLP as the Company’s independent registered public accounting firm and dismissed PricewaterhouseCoopers Zhong Tian LLP. See also “Item 16.F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In December 2023, the Board authorized a share repurchase program with an aggregate value of up to US$3,000,000 of the Company’s Class A ordinary shares (including Class A ordinary shares in the form of American depositary shares) from time to time during a 12-month period.

The table below is a summary of the shares repurchased by us from December 2023 to March 31, 2024. All shares were repurchased in the open market pursuant to such share repurchase programs.

			Total Number of	Approximate Dollar
			ADSs Purchased	Value of ADSs that
	Total Number	Average	as Part of the	May Yet Be
	of ADSs	Price Paid Per	Publicly Announced	Purchased Under
	Purchased	ADS	Plans	the Plans
Period
December 2023	45,826	2.90	45,826	2,866,891
January 2024	217,680	2.73	263,506	2,273,352
February 2024	120,688	2.92	384,194	1,920,454
March 2024	99,449	3.48	483,643	1,574,732

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 9, 2024, we appointed Enrome LLP (“Enrome”) as our independent registered public accounting firm for the fiscal year ended December 31, 2023 and to re-audit our consolidated financial statements as of and for the fiscal years ended December 31, 2021 and 2022, which had previously been audited by PricewaterhouseCoopers Zhong Tian LLP (“PwC”), and dismissed PwC. The change of our independent registered public accounting firm had been approved by the audit committee of our board of directors.

The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2021 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the fiscal years ended December 31, 2021 and 2022 and the subsequent period through July 9, 2024, there have been no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there were no “reportable events,” requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Item 16F. In the same periods, we were advised by PwC of the following outstanding material weakness in our internal control over financial reporting: lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements, which was disclosed in our form 20-F for the fiscal year ended December 31, 2022.

During the course of audit of our financial statements for the year ended December 31, 2023, PwC informed us of an issue it had identified which gave rise to its concern over the substance and recoverability of a cash balance of US$12.8 million. PwC further advised us to carry out further investigation beyond the current assessment performed by the management, and that it would have been necessary to expand significantly the scope of audit and if PwC had expanded the scope of that audit, information may have come to its attention that, if further investigated, may have materially impacted the fairness or reliability of previously issued financial statements and financial statements to be issued. Due to the change in auditor, PwC did not expand the scope of its audit or conduct further investigation.

As of the date of its dismissal, PwC had not yet completed the 2023 annual audit procedures.

The matters described above constitute reportable events. The audit committee of our board of directors has discussed all reportable events above with PwC and we authorized PwC to respond fully to the inquiries made by Enrome concerning these reportable events.

The text above is substantially the same as that which was included in our report on Form 6-K furnished to the SEC on July 9, 2024, which was provided to PwC and on which we requested and received from PwC a letter addressed to the SEC stating whether or not PwC agrees with the statements therein. A copy of PwC’s letter, dated July 9, 2024, is hereby incorporated by reference as Exhibit 15.5 to this annual report.

In response to the issue raised by PwC, the audit committee of our board of directors conducted an independent investigation, which was completed in October 2024, and the findings impacted the consolidated financial statement for the year ended December 31, 2023 only, as disclosed under “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—The Independent Investigation” of this annual report.

During each of the fiscal years ended December 31, 2021 and 2022 and the subsequent interim period through July 9, 2024, neither we nor anyone on behalf of us has consulted with Enrome regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Enrome concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

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

We elected to follow home country practice exemption and be exempt from the requirements to obtain shareholder approval for (1) certain acquisitions of the stock or assets of another company under Rule 5635(a) of the Nasdaq Rules, (2) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company under Rule 5635(b) of the Nasdaq Rules, (3) the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended under Rule 5635(c) of the Nasdaq Rules, and (4) the issuance of 20% or more of its outstanding ordinary shares under Rule 5635(d) of the Nasdaq Rules. We relied on our home country practice exemption to be exempt from Rule 5605(d)(2) of the Nasdaq Rules, which requires a Nasdaq-listed company to establish a compensation committee comprised entirely of independent directors and we do not have a compensation committee comprised solely of independent directors. We relied on our home country practice exemption to be exempt from Rule 5605(e)(1) of the Nasdaq Rules, which requires a Nasdaq-listed company to nominate director nominees either by a majority independent board or by a nominations committee comprised solely of independent directors and we do not have a majority independent board or a nominations committee comprised solely of independent directors. We relied on our home country practice exemption to be exempt from Rule 5250(b)(3) of the Nasdaq Rules, which requires a Nasdaq-listed company to disclose third party director and nominee compensation no later than when the companies files its next Form 20-F. Subject to Nasdaq Rules, we may also opt to rely on additional home country practice exemptions in the future.

Our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our American Depositary Shares—As an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16.K. CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall security management practices. Over the years, we have developed a set of internal rules and processes for handling cybersecurity threats and incidents and facilitated coordination across different functions and business units within our company. These rules and processes cover, among other things, steps for assessing the severity of a cybersecurity threat, identifying its source, implementing protective measures, and keeping the management and our board of directors informed of material cybersecurity threats and incidents. Depending on our needs, we either collaborate with third-party security experts for risk assessment and system enhancements or rely on our in-house teams for these critical assessments.

Our senior executive officers oversee a specialized internal cybersecurity panel responsible for the oversight of risks from cybersecurity threats. This panel plays a crucial role in managing our cybersecurity efforts, including identifying and assessing risks, and developing strategies to address and lessen these risks. Members of this panel regularly receive detailed reports from the personnel focused on cybersecurity to guide their decisions in preventing, detecting, and managing security incidents. Our cybersecurity panel and personnel are highly skilled in information systems security and management. Members of our cybersecurity panel are experienced information systems security professionals and most of them are information security managers with more than 5 years of relevant experience. Some of the cybersecurity team members have obtained relevant certifications, such as the Certified Information Security Professional (CISP). Our dedicated cybersecurity personnel regularly update our cybersecurity panel, management and the board of directors on our overall cybersecurity practices, material cybersecurity risks and mitigation strategies, and provide cybersecurity reports periodically that cover, among other topics, external evaluations of our cybersecurity strategies, developments in cybersecurity and updates to our cybersecurity practices and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Concerns about the collection, use and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business” on page 43 of this annual report.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Sound Group Inc. are included at the end of this annual report.

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
4.1

Sound Group Inc. (formerly known as LIZHI INC.) Amended and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (File no. 001-39177) filed with the SEC on April 20, 2020)

4.2

Sound Group Inc. (formerly known as LIZHI INC.) Second Amended and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File no. 333-259595) filed with the SEC on September 17, 2021)

4.3

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.4

Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.5

Shareholders Agreement dated March 6, 2019 by and among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.6

English translation of the equity pledge agreement entered into on January 17, 2023 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.6 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.7*	English translation of the supplemental agreement of the equity pledge agreement entered into on May 8, 2023 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi
4.8

English translation of the exclusive equity transfer option agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.7 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.9

English translation of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.10*

English translation of the supplementary agreement of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on May 8, 2023 by and between Hongyi Technology and Guangzhou Lizhi

4.11

English translation of the business operation agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.9 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.12

English translation of the power of attorney dated January 17, 2023 issued by Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (珠海市大音若希企业管理中心(有限合伙)), one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.10 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.13

English translation of the power of attorney dated January 17, 2023 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.11 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.14

English translation of the power of attorney dated January 17, 2023 issued by Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司), one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.12 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.15

English translation of the first amended and restated agreement of equity pledge agreement entered into on January 6, 2023 by and between Guangzhou QingYin and the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.13 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.16*

English translation of the supplementary agreement of the first amended and restated agreement of equity pledge agreement entered into on May 8, 2023 by and between Guangzhou QingYin and the shareholders of Guangzhou Huanliao

4.17

English translation of the first amended and restated agreement of exclusive equity transfer option agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.14 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.18

English translation of the exclusive technical consulting and management service agreement entered into on July 19, 2022 by and between Guangzhou QingYin and Guangzhou Huanliao (incorporated by reference to Exhibit 4.15 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.19*

English translation of the supplementary agreement of exclusive technical consulting and management service agreement entered into on May 8, 2023 by and between Guangzhou QingYin and Guangzhou Huanliao

4.20

English translation of the first amended and restated agreement of business operation agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and, the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.16 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.21

English translation of the power of attorney dated January 6, 2023 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.17 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.22

English translation of the power of attorney dated January 6, 2023 issued by Ms. Juan Ren, one of the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.18 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

8.1*	Significant subsidiaries and VIEs of the registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Fangda Partners
15.3*	Consent of Enrome LLP
15.5

Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated July 9, 2024 (incorporated by reference to Exhibit 99.1 to our Form 6-K (File No. 001-39177), filed with the SEC on July 9, 2024)

97.1*	Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sound Group Inc.

By:	/s/ Jinnan (Marco) Lai
	Name:	Jinnan (Marco) Lai
	Title:	Chief Executive Officer, Director

Dated: October 31, 2024

SOUND GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sound Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sound Group Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2023, 2022 and 2021 and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

October 31, 2024

SOUND GROUP INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	As of	As of
	December 31, 2022	December 31, 2023
			US$
	RMB	RMB	Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	568,192	494,965	69,714
Short-term investments	111,353	—	—
Restricted cash	10,323	2,652	374
Accounts receivable, net	3,233	1,557	219
Prepayments and other current assets	30,391	33,914	4,777
Total current assets	723,492	533,088	75,084
Non-current assets:
Property, equipment and leasehold improvement, net	26,546	17,288	2,435
Intangible assets, net	1,183	1,390	196
Right-of-use assets, net	25,116	13,990	1,970
Other non-current assets	—	818	115
Total non-current assets	52,845	33,486	4,716
TOTAL ASSETS	776,337	566,574	79,800
LIABILITIES (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB319.9 million and RMB214.8 million as of December 31, 2022 and 2023, respectively)
Current liabilities:
Accounts payable	53,832	43,184	6,082
Deferred revenue	35,677	29,248	4,119
Salary and welfare payable	136,837	136,869	19,277
Taxes payable	5,421	4,463	629
Short-term loans	73,765	—	—
Lease liabilities due within one year	18,372	10,351	1,458
Accrued expenses and other current liabilities	47,622	48,510	6,835
Total current liabilities	371,526	272,625	38,400

SOUND GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	As of	As of
	December 31, 2022	December 31, 2023
			US$
	RMB	RMB	Note 2(e)
Non-current liabilities:
Lease liabilities	8,195	3,936	554
Other non-current liabilities	3,952	—	—
Total non-current liabilities	12,147	3,936	554
TOTAL LIABILITIES	383,673	276,561	38,954

COMMITMENTS AND CONTINGENCIES (NOTE 16)
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 818,962,260 shares issued and 803,607,050 shares outstanding as of December 31, 2022; 1,268,785,000 shares authorized, 838,962,260 shares issued and 819,084,610 shares outstanding as of December 31, 2023).	543	557	78
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2022 and December 31, 2023, respectively).	168	168	24
Treasury stock	(10)	(958)	(135)
Additional paid in capital	2,657,433	2,688,450	378,660
Statutory reserves	529	1,642	231
Accumulated deficit	(2,280,543)	(2,408,307)	(339,203)
Accumulated other comprehensive income	14,557	17,923	2,524
TOTAL Sound Group Inc.’s SHAREHOLDERS’ EQUITY	392,677	299,475	42,179

Non-controlling interests	(13)	(9,462)	(1,333)

TOTAL SHAREHOLDERS’ EQUITY	392,664	290,013	40,846
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	776,337	566,574	79,800

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2021	2022	2023
				US$
	RMB	RMB	RMB	Note 2(e)
Net revenues	2,119,514	2,185,266	2,071,772	291,803
Cost of revenues	(1,502,505)	(1,468,921)	(1,486,397)	(209,355)
Gross profit	617,009	716,345	585,375	82,448
Operating expenses:
Selling and marketing expenses	(386,204)	(259,618)	(237,646)	(33,472)
General and administrative expenses	(104,617)	(106,727)	(193,907)	(27,311)
Research and development expenses	(264,706)	(283,349)	(301,490)	(42,464)
Total operating expenses	(755,527)	(649,694)	(733,043)	(103,247)
Operating (loss)/income	(138,518)	66,651	(147,668)	(20,799)
Other income/(loss):
Interest expenses	(2,904)	(2,474)	(1,563)	(220)
Foreign exchange losses	(738)	(1,052)	(1,488)	(210)
Interest income and investment income	2,269	7,282	10,820	1,524
Government grants	13,496	14,360	9,395	1,323
Others, net	(479)	1,944	(3,577)	(504)
(Loss)/income before income taxes	(126,874)	86,711	(134,081)	(18,886)
Income tax expenses	(376)	(207)	(434)	(61)
Net (loss)/income	(127,250)	86,504	(134,515)	(18,947)
Net loss attributable to the non-controlling interests shareholders	—	13	7,864	1,108
Net (loss)/income attributable to the Sound Group Inc.’s ordinary shareholders	(127,250)	86,517	(126,651)	(17,839)
Net (loss)/income	(127,250)	86,504	(134,515)	(18,947)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(7,848)	24,314	3,277	462
Total other comprehensive (loss)/income	(7,848)	24,314	3,277	462
Total comprehensive (loss)/income	(135,098)	110,818	(131,238)	(18,485)
Comprehensive loss attributable to the non-controlling interests shareholders	—	13	7,953	1,120
Comprehensive (loss)/income attributable to the Sound Group Inc.’s ordinary shareholders	(135,098)	110,831	(123,285)	(17,365)
Net (loss)/income attributable to the Sound Group Inc.’s ordinary shareholders per share
Basic	(0.13)	0.08	(0.12)	(0.02)
Diluted	(0.13)	0.08	(0.12)	(0.02)
Weighted average number of ordinary shares
Basic	991,715,849	1,036,485,949	1,078,969,851	1,078,969,851
Diluted	991,715,849	1,038,617,910	1,078,969,851	1,078,969,851
Net (loss)/income attributable to the Sound Group Inc.’s ordinary shareholders per ADSs
Basic	(25.66)	16.69	(23.48)	(3.31)
Diluted	(25.66)	16.66	(23.48)	(3.31)
Weighted average number of ADSs
Basic	4,958,579	5,182,430	5,394,849	5,394,849
Diluted	4,958,579	5,193,090	5,394,849	5,394,849

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share, ADS, per share and per ADS data)

							Accumulated
					Additional		other		Non-	Total
	Ordinary shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amounts	Shares	Amounts	capital	reserves	(loss)/income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	941,464,520	640	(17,146,070)	(12)	2,409,753	—	(1,909)	(2,239,281)	—	169,191
Net loss	—	—	—	—	—	—	—	(127,250)	—	(127,250)
Issuance of ordinary shares at the follow-on public offering	73,710,080	48	—	—	183,140	—	—	—	—	183,188
Share-based compensation	—	—	—	—	34,715	—	—	—	—	34,715
Issuance of treasury stock for share incentive plan	15,002,660	10	(15,002,660)	(10)	—	—	—	—	—	—
Vesting of restricted shares	—	—	6,232,100	5	(5)	—	—	—	—	—
Vesting of restricted share units	—	—	4,830,900	3	2,853	—	—	—	—	2,856
Exercise of share options	—	—	4,924,720	3	—	—	—	—	—	3
Foreign currency translation adjustment	—	—	—	—	—	—	(7,848)	—	—	(7,848)
Balance at December 31, 2021	1,030,177,260	698	(16,161,010)	(11)	2,630,456	—	(9,757)	(2,366,531)	—	254,855

Balance at January 1, 2022	1,030,177,260	698	(16,161,010)	(11)	2,630,456	—	(9,757)	(2,366,531)	—	254,855
Net income	—	—	—	—	—	—	—	86,517	(13)	86,504
Issuance of treasury stock for share incentive plan	20,000,000	13	(20,000,000)	(13)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	24,964	—	—	—	—	24,964
Vesting of restricted shares	—	—	3,625,000	3	(3)	—	—	—	—	—
Vesting of restricted share units	—	—	9,286,460	6	2,016	—	—	—	—	2,022
Exercise of share options	—	—	7,894,340	5	—	—	—	—	—	5
Appropriation to statutory reserves	—	—	—	—	—	529	—	(529)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	24,314	—	—	24,314
Balance at December 31, 2022	1,050,177,260	711	(15,355,210)	(10)	2,657,433	529	14,557	(2,280,543)	(13)	392,664

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

							Accumulated
					Additional		other		Non-	Total
	Ordinary shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amounts	Shares	Amounts	capital	reserves	(loss)/income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023	1,050,177,260	711	(15,355,210)	(10)	2,657,433	529	14,557	(2,280,543)	(13)	392,664
Net loss	—	—	—	—	—	—	—	(126,651)	(7,864)	(134,515)
Issuance of treasury stock for share incentive plan	20,000,000	14	(20,000,000)	(14)	—	—	—	—	—	—
Repurchase of common shares	—	—	(9,165,200)	(951)	—	—	—	—	—	(951)
Capital injection in subsidiary by non-controlling interests shareholder	—	—	—	—	3,795	—	—	—	(1,496)	2,299
Share-based compensation	—	—	—	—	23,951	—	—	—	—	23,951
Vesting of restricted share units	—	—	17,137,010	11	3,271	—	—	—	—	3,282
Exercise of share options	—	—	7,506,980	6	—	—	—	—	—	6
Appropriation to statutory reserves	—	—	—	—	—	1,113	—	(1,113)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	3,366	—	(89)	3,277
Balance at December 31, 2023	1,070,177,260	725	(19,876,420)	(958)	2,688,450	1,642	17,923	(2,408,307)	(9,462)	290,013

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2021	2022	2023
				US$
	RMB	RMB	RMB	Note 2(e)
Cash flows from operating activities:
Net (loss)/income	(127,250)	86,504	(134,515)	(18,947)
Adjustment to reconcile net (loss)/income to net cash generated from/(used in) operating activities:
Depreciation of property, equipment and leasehold improvement	19,225	18,056	13,218	1,862
Amortization of intangible assets	1,686	1,202	983	138
Amortization of right-of-use assets	10,329	14,557	16,903	2,381
Foreign exchange losses	738	1,052	1,488	210
Investment income	—	(331)	(188)	(26)
Interest expense	—	217	—	—
Share-based compensation	37,359	29,233	26,755	3,768
Allowance for expected credit loss	—	—	90,789	12,787
Losses/(gains) on disposal of property equipment	—	105	(438)	(62)
Changes in operating assets and liabilities:
Accounts receivable	1,903	3,225	1,637	231
Prepayments and other current assets	(15,935)	4,012	(94,572)	(13,320)
Accounts payable	2,526	(26,961)	(10,648)	(1,500)
Deferred revenue	3,656	15,020	(6,429)	(906)
Salary and welfare payable	29,998	11,505	499	70
Taxes payable	1,691	537	(549)	(77)
Lease liabilities	(8,279)	(15,169)	(18,057)	(2,543)
Accrued expenses and other current liabilities	2,886	(5,997)	31	4
Other non-current liabilities	(959)	(500)	(3,952)	(557)
Net cash (used in)/generated from operating activities	(40,426)	136,267	(117,045)	(16,487)
Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(20,075)	(11,691)	(5,961)	(840)
Purchase of intangible assets	(855)	(149)	(1,261)	(178)
Purchase of short-term investments	—	(191,022)	—	—
Maturities of short-term investments	73,022	80,000	111,022	15,637
Net cash received from disposal of property, equipment and leasehold improvement	9	79	1,853	261
Net cash generated from/(used in) investing activities	52,101	(122,783)	105,653	14,880
Cash flows from financing activities：
Proceeds from issuance of ordinary shares	183,188	—	—	—
Proceeds from exercise of vested share options	3	5	5	1
Proceeds from short-term loans	49,248	72,015	40,900	5,761
Repayments of short-term loans	(19,757)	(67,249)	(114,878)	(16,180)
Capital contributions from the non-controlling interest shareholders	—	—	2,299	324
Net cash generated from/(used in) financing activities	212,682	4,771	(71,674)	(10,094)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(6,063)	22,812	2,168	307
Net increase/(decrease) in cash, cash equivalents and restricted cash	218,294	41,067	(80,898)	(11,394)
Cash, cash equivalents and restricted cash at beginning of the year	319,154	537,448	578,515	81,482
Cash, cash equivalents and restricted cash at end of the year	537,448	578,515	497,617	70,088
Reconciliation to amounts on consolidated balance sheets:
Cash, cash equivalents	533,293	568,192	494,965	69,714
Restricted cash	4,155	10,323	2,652	374

Total Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	537,448	578,515	497,617	70,088
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(3,141)	(2,227)	(2,051)	(289)
Income taxes paid	(924)	(100)	(495)	(70)

Supplemental disclosures of non - cash activities:
Right-of-use assets obtained in exchange for operating lease liabilities	34,988	13,505	6,127	863
Share-based compensation	37,359	29,233	26,755	3,768

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities

Sound Group Inc. (the “Company”, formerly known as Lizhi Inc.) was incorporated in the Cayman Islands in January 2019. The Company is a holding company and conducts its business mainly through its subsidiaries, and through variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group is primarily engaged in the operation of providing audio entertainment, and podcast, advertising and others in the People’s Republic of China (the “PRC” or “China”). The Group commenced its audio entertainment business from the fourth quarter of 2016.

As of December 31, 2023, the Company’s consolidated subsidiaries, the VIEs and subsidiaries of the VIEs are as follows:

		Percentage of
	Place and	direct or indirect
	year of	economic ownership
Major Subsidiaries	incorporation	%	Principal activities
Lizhi Inc. (“Lizhi BVI”)	British Virgin Islands, Y2010	100	Investment holding
Lizhi Holding Limited (“Lizhi HK”)	Hong Kong, China Y2010	100	Investment holding
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”)	Beijing, China Y2011	100	Technical support and consulting services, advertising service
Tiya Inc. (“Tiya Cayman”)	Cayman Islands, Y2019	100	Investment holding
VOCAL BEATS Inc. (“Vocal Beats”)	British Virgin Islands, Y2019	68.5	Investment holding
TIYA INC. (“Tiya BVI”)	British Virgin Islands, Y2019	100	Investment holding
Tiya Holding Limited (“Tiya HK”)	Hong Kong, China Y2019	100	Investment holding
TIYA PTE. LTD.	Singapore Y2019	100	Social Networking and others
NASHOR PTE. LTD.	Singapore Y2019	68.5	Social Networking and others
Vocalbeats CO., LTD. (Formerly known as TIYA CO., LTD.)	Japan Y2022	68.5	Social Networking and others
FUNAGE FZ-LLC	UAE Y2022	68.5	Social Networking and others
SONICO SDN. BHD.	Malaysia Y2022	68.5	Technical support and consulting services
Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”)	Guangzhou, China Y2019	100	Technical support and consulting services
Tiya Inc. (“Tiya USA”)	USA Y2020	100	Social Networking and others
Guangzhou QingYin Information Technology Co., Ltd. (“Guangzhou QingYin”)	Guangzhou, China Y2022	100	Technical support and consulting services
Guangzhou Yuyin Information Technology Co., Ltd.	Guangzhou, China Y2022	68.5	Technical support and consulting services
Guangzhou Yuechuang Information Technology Co., Ltd.	Guangzhou, China Y2022	100	Technical support and consulting services

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities (Continued)

	Place and	Percentage of
	year of	direct or indirect
	incorporation/	economic ownership
Major VIEs	acquisition	%	Principal activities
Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”)	Guangzhou, China Y2007	100	Audio entertainment and podcast business
Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”)	Guangzhou, China Y2016	100	Audio entertainment business and others

		Percentage of
	Place and	direct or indirect
	year of	economic ownership
Major subsidiaries of VIEs	incorporation	%	Principal activities
Wuhan Lizhi Network Technology Co., Ltd.	Wuhan, China Y2017	100	Audio entertainment business and others
Wuhan Yuyinliaorao Network Technology Co., Ltd.	Wuhan, China Y2019	100	Audio entertainment business and others
Beijing Guoyin Network Technology Co., Ltd.	Beijing, China Y2020	100	Technical support and consulting services
Hainan Kuangyin Network Technology Co., Ltd.	Hainan, China Y2021	100	Technical support and consulting services

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities (Continued)

History of the Group

Initial Public Offering

In January 2020, the Company completed an IPO in which an aggregate of 82,000,000 Class A ordinary shares was offered and sold in the form of ADSs. On January 17, 2020, the ADSs have been listed on the Nasdaq Global Market under the symbol “LIZI”. In January 2024, the Company changed the ticker symbol from “LIZI” to “SOGP” and changed corporate name from “LIZHI INC.” to “Sound Group Inc”.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Lizhi

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into on January 17, 2023 by and between Hongyi Technology and then shareholders of Guangzhou Lizhi, such shareholders of Guangzhou Lizhi pledged all of their equity interests in Guangzhou Lizhi to Hongyi Technology, to guarantee the performance of Guangzhou Lizhi and, to the extent applicable, such shareholders of Guangzhou Lizhi, of their obligations under the contractual arrangements of the VIE. If Guangzhou Lizhi or such shareholders of Guangzhou Lizhi fail to perform their obligations under the contractual arrangement of the VIE, Hongyi Technology will be entitled to, among other things, right to sell the pledged shares of Guangzhou Lizhi via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement or the exclusive equity transfer option agreement, as mentioned below, remains in effect or any guaranteed obligation of Guangzhou Lizhi, or, to the extent applicable, its shareholders, remains outstanding under the VIE contractual arrangements. The existing equity pledge agreement was initially entered into in March 2011 and was subsequently amended and restated on substantially similar terms in December 2014, June 2017, August 2017, June 2019, January 2023 and May 2023, respectively.

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

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi, Guangzhou Lizhi agreed to appoint Hongyi Technology as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee which are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion, for a term of ten years starting from the date thereof. Hongyi Technology is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technical consulting and service agreement was initially entered into in March 2011 and was subsequently superseded by an amended and restated exclusive technical consulting and service agreement on substantially similar terms in June 2017 and May 2023, respectively.

SOUND GROUP INC.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Contractual arrangements with VIEs (Continued)

Guangzhou Huanliao

To streamline operations in China, the Company terminated the entire series of VIE contractual arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and Mr. Ning Ding, the sole shareholder of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and then shareholder of Guangzhou Huanliao in July 2022, which were amended and restated in May 2023.

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered into on January 6, 2023 by and between Guangzhou QingYin and then shareholders of Guangzhou Huanliao, such shareholders of Guangzhou Huanliao pledged all of their equity interests in Guangzhou Huanliao to Guangzhou QingYin to guarantee the performance of Guangzhou Huanliao and, to the extent applicable, such shareholders of Guangzhou Huanliao, of their obligations under the contractual arrangement of the VIE. If Guangzhou Huanliao or such shareholders of Guangzhou Huanliao fail to perform their obligations under the contractual arrangement of the VIE, Guangzhou QingYin will be entitled to, among other things, a right to sell the pledged shares of Guangzhou Huanliao via an auction. This equity pledge agreement will remain in effect so long as any of the exclusive technical consulting and management service agreement, the operation agreement and the exclusive equity transfer option agreement, as mentioned below, remains in effect and any guaranteed obligation of Guangzhou Huanliao, or, to the extent applicable, its shareholders, remains outstanding under the VIE contractual arrangements. The existing equity pledge agreement was initially entered into in July 2022 and was subsequently amended and restated on substantially similar terms in January 2023 and May 2023, respectively.

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

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on July 19, 2022 by and between Guangzhou QingYin and Guangzhou Huanliao, Guangzhou Huanliao agreed to appoint Guangzhou QingYin as its exclusive provider of technology services, including software development, internet maintenance, network security and other services in exchange for a service fee which are subject to the adjustment by the Company’s relevant subsidiaries at its sole discretion, for a term of ten years starting from the date thereof. Guangzhou QingYin is entitled to terminate or extend the exclusive technical consulting and service agreement at its discretion. The existing exclusive technical consulting and service agreement was initially entered into in July 2022 and was subsequently superseded by an amended and restated exclusive technical consulting and service agreement on substantially similar terms in May 2023.

SOUND GROUP INC.

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

SOUND GROUP INC.

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

SOUND GROUP INC.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the VIEs as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	302,103	168,694
Restricted cash	—	—
Accounts receivable, net	902	922
Prepayments and other current assets	21,365	19,261
Amount due from the subsidiaries of the Group	781	36,484
Total current assets	325,151	225,361
Non-current assets:
Property, equipment and leasehold improvement, net	18,390	10,726
Intangible assets, net	1,104	1,314
Right-of-use assets, net	7,087	885
Total non-current assets	26,581	12,925
TOTAL ASSETS	351,732	238,286
Current liabilities:
Accounts payable	50,735	40,066
Deferred revenue	27,718	25,389
Salary and welfare payable	120,563	113,320
Taxes payable	4,112	2,784
Short-term loans	66,800	—
Lease liabilities due within one year	7,021	632
Accrued expenses and other current liabilities	42,770	32,352
Amount due to the subsidiaries of the Group	379,306	394,482
Total current liabilities	699,025	609,025
Non-current liabilities:
Lease liabilities	160	255
Total non-current liabilities	160	255
TOTAL LIABILITIES	699,185	609,280

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

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

	For the year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	1,975,758	2,155,620	2,069,491
Net (loss)/income	(81,551)	106,188	(23,554)

Included in the net (loss)/income of the VIEs are charges for technical development or technical service fees paid to other entities within the Group. The amount of such fees were RMB9.6 million, RMB82.1 million, and RMB136.7 million in 2021, 2022 and 2023, respectively.

	For the year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities	(17,723)	147,067	(25,170)
Net cash generated from/(used in) investing activities	52,323	(5,576)	(2,181)
Net cash generated from/(used in) financing activities	7,298	(33,960)	(106,058)
Net increase/(decrease) in cash, cash equivalents and restricted cash	41,898	107,531	(133,409)

For the years ended December 31, 2021, 2022 and 2023, net cash generated from financing activities in the VIEs consist of: i) net repayments to the Group companies, amounting to RMB22.2 million, RMB31.8 million and RMB39.3 million, respectively, and ii) net borrowing from/(net repayments to) bank loans of RMB29.5 million, RMB(2.2) million and RMB(66.8)million, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounted to approximately RMB51.0 million and RMB51.0 million as of December 31, 2022 and 2023, respectively, as well as certain non-distributable statutory reserves amounting to RMB0.5 million and RMB0.6 million as of December 31, 2022 and 2023, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting a significant portion of businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Liquidity

The Group incurred net (loss)/income of RMB(127.3) million, RMB86.5 million and RMB(134.5) million for the years ended December 31, 2021, 2022 and 2023, respectively. Net cash (used in)/generated from operating activities were RMB(40.4) million, RMB136.3 million and RMB(117.0) million for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit was RMB2,280.5 million and RMB2,408.3 million as of December 31, 2022 and 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

The Group’s principal sources of liquidity have been cash generated from its operations and contributions from its shareholders, as well as short term borrowings. As of December 31, 2023, it had RMB495.0 million (US$69.7 million) in cash and cash equivalents which are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less. The Group had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB260.5 million (US$36.7 million) as of December 31, 2023. Therefore, the Group believes its current cash and cash equivalents will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.Significant Accounting Policies (Continued)

c)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported years in the consolidated financial statements and accompanying notes. Such accounting estimates include, but are not limited to, assessment of average user relationship period for podcast business, assessment for the impairment of long-lived assets, fair value measurement of short-term investments, provision for income taxes and valuation allowance for deferred tax assets, expected credit loss of financial instruments measured at amortized cost, fair value of ordinary shares and preferred shares before the IPO, and valuation and recognition of share-based compensation expenses.

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

Translations of balances in the consolidated balance sheets, the consolidated statements of operations and comprehensive (loss)/income and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate or at any other rate.

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

SOUND GROUP INC.

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

See Note 19 for additional information relating to fair value measurements as of December 31, 2023.

g)	Cash and cash equivalents

Cash and cash equivalents mainly represent cash and demand deposits placed with financial institutions, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2022 and 2023, the Group had cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay in connection with the collection of service fees online for a total amount of RMB8.6 million and RMB12.4 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

As of December 31, 2022 and 2023, the Group had approximately RMB415.6 million and RMB360.5 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 73.2% and 72.5% of total cash and cash equivalents of the Group, respectively. Cash transfers from the Company’s PRC subsidiaries and VIEs to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

The Group had no lien arrangements during the years ended December 31, 2021, 2022 and 2023.

h)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2023 and 2022, the Group’s restricted bank balances amounted to RMB 2.7 million and RMB 10.3 million, respectively. These restricted deposits were used as security for credit cards, overseas operating leases, and short-term loans.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
j)	Receivables, net

Accounts receivable and other receivables recorded in prepayments and other current assets (collectively defined as “Receivables”) are stated at the historical carrying amount net of allowance for credit losses. On January 1, 2023, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) using the modified retrospective transition method with the cumulative effect of initially applying the guidance recognized at the date of initial application. Prior to the adoption of ASC 326, an allowance for doubtful accounts of the Group’s receivables reflects the Group’s best estimate of the amounts that will not be collected. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology.

To estimate expected credit losses, the Group has developed a CECL model with consideration of the historical collection experience, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
n)	Revenue recognition

The Group’s revenues comprise audio entertainment revenue, podcast, advertising and other revenue. The Group recognizes revenue pursuant to ASC 606, revenue from contracts with customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, the Group applied the following five steps: (i) identification of the contract, or contracts, with the customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of the revenue when, or as, a performance obligation is satisfied.

The following table summarizes the revenue by type of service provided by the Group:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Audio entertainment	2,101,475	2,174,314	2,063,346
Podcast, advertising and others	18,039	10,952	8,426
Total	2,119,514	2,185,266	2,071,772

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
n)	Revenue recognition (Continued)

Revenue related to each consumable item is a single performance obligation provided on a consumption basis and is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them. Revenue related to time-based virtual items is recognized ratably over the fixed period on a straight-line basis. The Group does not have further performance obligations to users after the virtual items are consumed immediately or after the stated contract period for time-based items.

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

During the years ended December 31, 2021, 2022 and 2023, the Group recognized revenue amounted to RMB11.0 million, RMB12.5 million and RMB14.0 million, respectively, that was included in the corresponding opening deferred revenue balance of the year.

During the years ended December 31, 2021, 2022 and 2023, the Group did not have any arrangement where the performance obligations had already been satisfied in the past year but recognized the corresponding revenue in the current year.

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

SOUND GROUP INC.

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

Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits to the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of the Group’s corporate image and mobile app, and the organization of offline events between hosts and users. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, advertising and promotional expenses were RMB360.2 million, RMB228.2 million and RMB202.6 million, respectively.

SOUND GROUP INC.

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

The Group has operating leases for office buildings and has no finance leases as of December 31, 2022 and 2023. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

SOUND GROUP INC.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
v)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses were approximately RMB57.2 million, RMB53.9 million and RMB46.4 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive (loss)/income. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2021, 2022 and 2023.

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

SOUND GROUP INC.

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

For the years ended December 31, 2021, 2022 and 2023, appropriations to general reserve fund and statutory surplus fund amounted to nil,RMB0.5 million and RMB1.6 million, respectively.

aa)Comprehensive (loss)/income

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

bb)Segment reporting

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)

cc)Concentration and credit risk

Advertising and promotional service providers

The Group relied on advertising and promotional service providers and their affiliates to promote its platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The number of advertising and promotional service providers during the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the year ended December 31,
	2021	2022	2023
Total number of advertising and promotional service providers	198	182	121
Number of service providers that each accounted for 10% or more of the Group’s advertising and promotional expenses	2	2	3
Total percentage of the Group’s advertising and promotional expenses that were paid to these service providers who each accounted for 10% or more of the Group’s advertising and promotional service expenses	44.9%	35.7%	59.4%

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other receivables (recorded in “Prepayments and other current assets”). As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in financial institutions which management consider being of high credit quality. Under Chinese mainland law, it is generally required that a commercial bank in the Chinese mainland that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money. Banks in the Chinese mainland are subject to a series of risk control regulatory standards, and bank regulatory authorities in the Chinese mainland are empowered to take over the operation and management of any Chinese mainland bank that faces a material credit crisis. Accounts receivable is typically unsecured and is generally derived from revenue earned from advertising business.

The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on the payment platforms, customers and the ongoing monitoring process of outstanding balances.

The Group is exposed to certain default risk with respect to its receivables from a third-party financial institution, as disclosed in Note 5 and Note 21. The Group has conducted credit evaluations of its receivables from the financial institution on an individual or collective basis. The Group concluded that the receivables are subject to a risk of default. Consequently, the Company has recorded an allowance for credit loss provision amounting to RMB90.7 million (US$12.8 million) for the receivables in the consolidated statements of operations and comprehensive (loss)/income for the year ended December 31, 2023.

Major customers for advertising business

There were two and two customers that had receivable balances derived from advertising business exceeding l0% of the total accounts receivable balances of the Group as of December 31, 2022 and 2023, respectively, as follows:

	December 31,	December 31,
	2022	2023
Customer A	71.6%	69.9%
Customer B	27.8%	0.0%
Customer C	0.0%	30.1%

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.	Significant Accounting Policies (Continued)
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

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal years beginning after December 15, 2024. The Group is in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.

3.Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2022 and 2023 primarily consist of the following currencies:

	December 31, 2022	December 31, 2023
	RMB	RMB
Cash and cash equivalents:
RMB	415,670	405,467
US$	149,227	81,253
Others	3,295	8,245
Total cash and cash equivalents	568,192	494,965

4.Accounts Receivable, Net

Accounts receivable, net is consisted of the following:

	December 31, 2022	December 31, 2023
	RMB	RMB
Accounts receivable, gross:	3,233	1,596
Less: allowance for expected credit loss of receivables	—	(39)
Accounts receivable, net	3,233	1,557

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

4.	Accounts Receivable, Net (Continued)

The following table sets out movements of the credit loss provision for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	—	—	—
Current year provision	—	—	(39)
Balance at end of the year	—	—	(39)

5.Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Receivables from a third-party financial institution(1)	—	90,659
Prepayments to vendors	16,110	11,815
Deposits	5,286	5,624
Receivables from third-party online payment platform	2,612	1,884
Deductible VAT	2,399	4,922
Receivables from bank funds in transit	—	4,604
Staff advances	393	325
Others	3,591	4,831
Sub-total	30,391	124,664
Less: allowance for expected credit loss of receivables	—	(90,750)
Total	30,391	33,914
(1)	As of December 31, 2023, receivables from a third-party financial institution amounting to RMB90.7 million (US$12.8 million) are subject to a risk of default, as disclosed in Note 21. Consequently, full allowance for credit loss provision has been recorded.

6.Property, Equipment and Leasehold Improvement, Net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Electronic equipment	80,099	79,432
Furniture and office equipment	3,273	2,890
Vehicles	2,818	294
Leasehold improvement	15,407	17,373
Total property, equipment and leasehold improvement	101,597	99,989
Less: accumulated depreciation	(75,051)	(82,701)
Property, equipment and leasehold improvement, net	26,546	17,288

Depreciation expenses were RMB19.2 million, RMB18.1 million and RMB13.2 million for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment charge was recognized for any of the years presented.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

7.Leases

The Group’s operating leases mainly related to offices facilities and staff quarters. As of December 31, 2022 and 2023, the Group recognized the following items related to operating leases on its consolidated balance sheet:

	December 31, 2022	December 31, 2023
	RMB	RMB
Operating lease ROU assets	25,116	13,990
Operating lease liabilities, non-current	(8,195)	(3,936)
Operating lease liabilities, current	(18,372)	(10,351)
Total operating lease liabilities	(26,567)	(14,287)
Weighted average remaining lease term	1.7 years	1.5 years
Weighted average discount rate	6.3%	5.7%

The components of lease cost for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease cost	10,329	17,284	16,903
Short-term lease cost	9,353	10,974	12,895
Total lease cost	19,682	28,258	29,798

No lease cost was capitalized as part of the cost of another asset.

Supplemental cash flow information related to the operating leases was as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash payments for operating leases	9,786	17,910	18,257
Right-of-use assets obtained in exchange for operating lease liabilities	34,988	13,505	6,127

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2023 is as follows:

RMB
2024	10,838
2025	3,150
2026	898
Total future lease payments	14,886
Impact of discounting remaining lease payments	(599)
Total lease liabilities	14,287

The increase of operating lease assets obtained in exchange for operating lease liabilities in 2023 was mainly due to the renewal of lease agreements that expired, and several new lease agreements signed by the Group in 2023. As of December 31, 2022 and 2023, the Group had no operating leases that had not yet commenced.

SOUND GROUP INC.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. For the years ended December 31, 2021, 2022 and 2023, the Company’s overseas entity recognized income tax expense/(credit) amounted to RMB0.3 million, RMB0.1 million and RMB(0.1) million, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.

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

China

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIEs and subsidiaries of the VIEs are subject to an income tax of 25%, except for Guangzhou Lizhi and Guangzhou Huanliao. Due to their current status of entitled High and New Technology Enterprise (“HNTE”), Guangzhou Lizhi and Guangzhou Huanliao enjoy a preferential tax rate of 15% for the year ended December 31, 2021, 2022 and 2023. This status is subject to annual evaluation and a requirement that Guangzhou Lizhi and Guangzhou Huanliao reapply for HNTE status every three years.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8.	Taxation (Continued)

a)Income taxes (Continued)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Tax rate difference from preferential tax treatments and statutory rate in other jurisdictions	(16.5)	(0.1)	(29.6)
Effect of withholding taxes	(0.3)	—	—
Permanent differences(1)	26.6	(33.4)	25.4
Change in valuation allowances	(35.2)	8.7	(21.2)
Effective income tax rate	(0.4)	0.2	(0.4)
(1)	The permanent differences mainly consist of additional super deduction for research and development expenditures, and certain non-deductible expenses.

As of December 31, 2023, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB

Loss expiring in 2024	14,186
Loss expiring in 2025	18,968
Loss expiring in 2026	42,858
Loss expiring in 2027	28,366
Loss expiring in 2028	69,256
Loss expiring in 2029	156,879
Loss expiring in 2030	156,066
Loss expiring in 2031	207,664
Loss expiring in 2032	14,027
Loss expiring in 2033	98,722
806,992

b)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	108,601	116,862
Advertising expenses in excess of deduction limit	—	1
Total deferred tax assets	108,601	116,863
Less: valuation allowances	(108,601)	(116,863)
Net deferred tax assets	—	—

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8.	Taxation (Continued)

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

	Balance at January 1	Movement*	Balance at December 31
	RMB	RMB	RMB
2021	(74,607)	(38,231)	(112,838)
2022	(112,838)	4,237	(108,601)
2023	(108,601)	(8,262)	(116,863)
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

To the extent that subsidiaries, VIEs and subsidiaries of the VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2022 and 2023, the Company did not record any such withholding tax of its subsidiaries, the VIEs and subsidiaries of the VIEs in the PRC as they are still in accumulated deficit position.

9.Taxes Payable

The Group’s subsidiaries, the VIEs and subsidiaries of the VIEs incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of taxes payable as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB	RMB
VAT payables	1,846	1,441
Withholding individual income taxes for employees	2,533	2,168
Income tax payable	557	496
Others	485	358
Total	5,421	4,463

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

10.Short-term Loans

The Group obtained bank credit facilities totaling RMB102.6 million and unused credit line amount was RMB102.6 million as of December 31, 2023.

As of December 31, 2022 and 2023, the loans obtained by the Group under these bank facilities have maturity dates that are less than six months and the weighted average interest rate for the outstanding loans was 4.6% and nil, respectively.

As of December 31, 2022 and 2023, the balance of short-term loans was RMB73.8 million and nil, respectively.

11.Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB	RMB
Advertising and promotional expenses	33,048	25,196
Professional service fees	5,237	11,759
Payable for property, equipment and leasehold improvement, net	871	329
Payable for share repurchase program	—	949
Payable for remuneration fee of ADR program	—	3,517
Accrued sales rebates for advertising business	1,360	467
Provision for litigation contingencies	3,156	2,403
Others	3,950	3,890
Total	47,622	48,510

12.Cost of Revenues

The following is a summary of cost of revenues for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue sharing fees	1,357,270	1,351,096	1,368,498
Salary and welfare benefits	52,268	40,653	45,273
Payment handling costs	32,506	22,899	21,076
Bandwidth costs	30,889	32,795	39,424
Share-based compensation expense	11,484	7,052	3,845
Others	18,088	14,426	8,281
Total	1,502,505	1,468,921	1,486,397

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

13.Ordinary Shares and treasury shares

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

On December 13, 2023, the Company announced a share repurchase program under which the Company repurchase its Class A ordinary shares with an aggregate value of up to US$3 million over the next 12-month period. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company repurchased an aggregate of 45,826 ADSs, representing 9,165,200 Class A ordinary shares from the open market at an average price of US$2.9233 per ADS or US$0.0146 per Class A ordinary shares, for aggregate consideration of US$0.13 million during the year ended December 31, 2023. The repurchased shares have not been cancelled by the end of 2023 and are reflected as treasury stock.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(a)Description of stock incentive plan (Continued)

Share-based compensation recognized for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cost of revenues	11,484	7,052	3,845	542
Selling and marketing expenses	3,431	2,259	2,012	283
General and administrative expenses	12,496	9,659	9,458	1,332
Research and development expenses	9,948	10,263	11,440	1,611
Total	37,359	29,233	26,755	3,768

As of December 31, 2022 and 2023, total unrecognized compensation expenses related to unvested awards granted under the Second Amended and Restated 2019 Share Incentive Plan were RMB62.5 million and RMB26.5 million (US$3.8 million), respectively. As of December 31, 2022 and 2023, the weighted average remaining vesting period for share-based awards were 2.93  and 2.16 years, respectively.

During the years ended December 31, 2021, 2022 and 2023, there was no cash settled equity instrument granted under share-based payment arrangements, and no compensation cost for share-based payment arrangements was capitalized as part of the cost of an asset.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(b)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2021, 2022 and 2023.

				Weighted average	Remaining	Aggregated
	Employees	Consultants	Total	exercise price	contractual life	intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB

Outstanding at January 1, 2021	37,804	863	38,667	0.0001	3.09	48,921
Granted	32,389	—	32,389	0.0001	—	—
Exercised	(4,925)	—	(4,925)	0.0001	—	—
Forfeited	(15,571)	—	(15,571)	0.0001	—	—
Outstanding at December 31, 2021	49,697	863	50,560	0.0001	2.56	29,786
Exercisable as of December 31, 2021	8,216	341	8,557	0.0001	—	5,041

Outstanding at January 1, 2022	49,697	863	50,560	0.0001	2.56	29,786
Granted	24,924	—	24,924	0.0001	—	—
Exercised	(7,894)	—	(7,894)	0.0001	—	—
Forfeited	(6,076)	—	(6,076)	0.0001	—	—
Outstanding at December 31, 2022	60,651	863	61,514	0.0001	2.98	13,452
Exercisable as of December 31, 2022	16,421	682	17,103	0.0001	—	3,740

Outstanding at January 1, 2023	60,651	863	61,514	0.0001	2.98	13,452
Granted	15,593	—	15,593	0.0001	—	—
Exercised	(4,632)	—	(4,632)	0.0001	—	—
Forfeited	(326)	—	(326)	0.0001	—	—
Outstanding at December 31, 2023	71,286	863	72,149	0.0001	2.16	6,950
Exercisable as of December 31, 2023	36,811	863	37,674	0.0001	—	3,629

The granted options awards will be vested over a period from nil to four years. The weighted average grant date fair value of options granted for the years ended December 31, 2021, 2022 and 2023 were RMB1.44,RMB0.28 and RMB0.19 (US$0.03) per option, respectively.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(c)	Restricted shares activities

The following table sets forth the summary of restricted shares activities:

Weighted-Average
	Number of Restricted Shares	Grant Date
	Granted	Fair Value
	(in thousands)	US$

January 1, 2021	9,857	0.23
Awarded	—	—
Forfeited	—	—
Vested	(6,232)	0.24
Outstanding at December 31, 2021	3,625	0.21

January 1, 2022	3,625	0.21
Awarded	—	—
Forfeited	—	—
Vested	(3,625)	0.21
Outstanding at December 31, 2022	—	—

January 1, 2023	—	—
Awarded	—	—
Forfeited	—	—
Vested	—	—
Outstanding at December 31, 2023	—	—

There are no remaining restricted shares outstanding as of December 31, 2022 and 2023.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(d)	Restricted share units activities

(i)Pursuant to the Second Amended and Restated 2019 Share Incentive Plan, 13,080,200, 2,192,900 and 6,687,500 restricted share units were granted to certain employees in 2021, 2022 and 2023, respectively. These restricted share unit awards will be vested over a period of four years, with a summary of activities as follows:

	Number of Restricted Share	Weighted-Average
	Units Granted	Grant Date Fair Value
	(in thousands)	US$

January 1, 2021	4,510	0.20
Awarded	13,080	0.30
Forfeited	(2,308)	0.20
Vested	(3,018)	0.19
Outstanding at December 31, 2021	12,264	0.31

January 1, 2022	12,264	0.31
Awarded	2,193	0.07
Forfeited	(2,612)	0.33
Vested	(3,649)	0.29
Outstanding at December 31, 2022	8,196	0.29

January 1, 2023	8,196	0.29
Awarded	6,688	0.03
Forfeited	(5,558)	0.24
Vested	(9,148)	0.10
Outstanding at December 31, 2023	178	0.16

(ii) Pursuant to the Second Amended and Restated 2019 Share Incentive Plan, the Company granted restricted share units with fixed monetary amount to certain employees from 2020 to 2023 with vesting period from one to four years. These share-settled obligations require that the variable number of shares to be issued based on an average market price for the shares over the last 30 days before each vesting day. As the monetary value of such obligation is predominantly based on a fixed monetary amount known at inception, the obligation is classified as a liability under generally accepted accounting principles in the U.S. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability with no gain or loss recognized. For the years ended December 31, 2021, 2022 and 2023, 1,812,960, 5,637,860 and 7,989,200 restricted share units have been vested, respectively.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

15.Net (Loss)/Income per Share

For the years ended December 31, 2021, 2022 and 2023, the following shares outstanding were excluded from the calculation of diluted net (loss)/income per share, as their inclusion would have been anti-dilutive for the periods prescribed but which could potentially dilute EPS in the future.

	For the year ended December 31,
	2021	2022	2023
Share options	7,036,117	—	—
Restricted shares	5,680,877	—	—
Restricted share units	2,462,618	—	—
Total	15,179,612	—	—

The following table sets forth the computation of basic and diluted net (loss)/income per share of the Company for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(127,250)	86,504	(134,515)
Less: accretions to preferred shares redemption value	—	—	—
Less: net loss attributable to the non-controlling interest shareholders	—	(13)	(7,864)
Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(127,250)	86,517	(126,651)

Denominator:
Weighted average number of ordinary shares outstanding, basic	991,715,849	1,036,485,949	1,078,969,851
Add:
Share options	—	852,691	—
Restricted shares	—	1,279,270	—
Weighted average number of ordinary shares outstanding, diluted	991,715,849	1,038,617,910	1,078,969,851

Basic net (loss)/income per share attributable to Sound Group Inc.’s ordinary shareholders	(0.13)	0.08	(0.12)
Diluted net (loss)/income per share attributable to Sound Group Inc.’s ordinary shareholders	(0.13)	0.08	(0.12)

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

16.Commitments and Contingencies

Lease commitments

The Group’s lease commitments consist of commitments under the lease agreements for the Group’s office facilities, staff quarters and other operating related facilities. As of December 31, 2023, the total amount of future lease payments under operating leases was RMB27.8 million, of which RMB23.7 million is with one year and the remaining RMB4.1 million is more than one year and less than three years.

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

18.Related party transactions

In January 2023, Vocal Beats, a wholly owned subsidiary of the Group in the British Virgin Islands, entered into a share subscription agreement with Sky Voice Limited, a company registered in the British Virgin Islands and controlled by a family trust of Mr. Jinnan (Marco) Lai, Chairman of the Board of Directors and CEO. Under the terms of the agreement, pursuant to which Vocal Beats issued 31,481,481 ordinary shares to Sky Voice Limited at an aggregate subscription price of US$0.3 million. Upon completion of the transaction, Sky Voice Limited and LIZHI INC. hold 31.48% and 68.52% of Vocal Beats, respectively.

After the share subscription, the total issued shares of Vocal Beats were 100,000,000 at a par value of US$0.0001.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

19.Fair Value Measurement

Recurring

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rate and currency rate.

The following table sets forth the Company’s financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2022. No balance of financial instruments measured or disclosed at fair value on a recurring basis as of December 31, 2023.

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

Non-recurring

As of December 31, 2022 and 2023, the group had no financial assets or financial liabilities that are measured at fair value at non-recurring basis. The Group’s non-financial assets, such as intangible assets, property, equipment and leasehold improvement and other non-current assets, would be measured at fair value on non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

20.Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund, respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the reserve fund reached 50% of the registered capital of the respective company. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB129.7 million and RMB171.2 million as of December 31, 2022 and 2023, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of the VIEs for working capital and other funding purposes, nor any remaining, undistributed earnings existed in its PRC subsidiaries as of December 31, 2023, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders, if any.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

21.Subsequent Events

In March 2024, the Company encountered difficulties obtaining response from a third-party financial institution (the “Financial Institution”) which the Company had US$12.8 million deposit (the “Relevant Deposit”) remaining. Thereafter, the Company had difficulties withdrawing the Relevant Deposit from the Financial Institution (the “Incident”). To gain a comprehensive understanding of the Incident and facilitate the audit procedure, the audit committee engaged a reputable accounting firm which is not the Company’s auditor to perform an independent investigation on the Incident (the “Investigation”), which was completed in October 2024.

Given the results of above investigation and the evaluation by the management, the Company considered that the Relevant Deposit was subject to a risk of default. Consequently, the Company had recorded an allowance of provision for credit loss amounting to RMB90.7 million (US$12.8 million) for the Relevant Deposit in the consolidated statements of operations and comprehensive (loss)/income for the year ended December 31, 2023.

SOUND GROUP INC.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (CONTINUED)

As of December 31, 2022 and 2023, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company.

CONDENSED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND 2023
	As of December 31,
	2022	2023
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	93,673	70,544
Short-term investments	91,339	—
Amounts due from Sound Group Companies	359,675	471,614
Prepayments and other current assets	2,313	1,697
Total current assets	547,000	543,855
Non-current assets:
Deficit in subsidiaries	(130,257)	(149,402)
Total non-current assets	(130,257)	(149,402)
TOTAL ASSETS	416,743	394,453
LIABILITIES
Current liabilities:
Salary and welfare payable	2,487	2,066
Accrued expenses and other current liabilities	1,683	13,016
Amounts due to Sound Group Companies	15,944	79,896
Total current liabilities	20,114	94,978

Non-current liabilities:
Other non-current liabilities	3,952	—
Total non-current liabilities	3,952	—
TOTAL LIABILITIES	24,066	94,978

SHAREHOLDERS’ EQUITY:
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 818,962,260 shares issued and 803,607,050 shares outstanding as of December 31, 2022; 1,268,785,000 shares authorized, 838,962,260 shares issued and 819,084,610 shares outstanding as of December 31, 2023).	543	557
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2022 and December 31, 2023, respectively).	168	168
Treasury stock	(10)	(958)
Other shareholders’ equity	391,976	299,708
TOTAL Sound Group Inc.’s SHAREHOLDERS’ EQUITY	392,677	299,475
TOTAL LIABILITIES AND Sound Group Inc.’s SHAREHOLDERS’ EQUITY	416,743	394,453

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Total Operating expenses	(19,010)	(15,966)	(107,380)

Other expenses:
(Loss)/income from subsidiaries	(109,046)	100,300	(14,852)
Others, net	806	2,183	(4,419)
Net (loss)/income	(127,250)	86,517	(126,651)
Net (loss)/income attributable to the Sound Group Inc.’s ordinary shareholders	(127,250)	86,517	(126,651)
Net (loss)/income	(127,250)	86,517	(126,651)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(7,848)	24,314	3,366
Total other comprehensive (loss)/income	(7,848)	24,314	3,366
Total comprehensive (loss)/income to the Sound Group Inc.’s ordinary shareholders	(135,098)	110,831	(123,285)

CONDENSED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Net cash used in operating activities	(15,728)	(11,752)	(103,250)

Net cash used in investing activities
Cash paid for investments in subsidiaries	(83,661)	(50,204)	(114,911)
Other investing activities	—	(91,022)	91,022
Cash repayment from Group companies	—	3,677	21,466
Net cash used in investing activities	(83,661)	(137,549)	(2,423)

Net cash generated from financing activities
Capital contribution and loans received from Group companies	—	—	80,000
Proceeds from issuance of ordinary shares	183,188	—	—
Proceeds from exercise of vested share options	3	5	5
Net cash generated from financing activities	183,191	5	80,005

Effect of exchange rate changes on cash and cash equivalents	(4,291)	18,190	2,539

Net increase/(decrease) in cash and cash equivalents	79,511	(131,106)	(23,129)
Cash and cash equivalents at beginning of the year	145,268	224,779	93,673
Cash and cash equivalents at end of the year	224,779	93,673	70,544