Form 20-F
period 2024-12-31
Sound Group Inc.
filed 2025-04-29
CIK 1783407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

108 Robinson Road,

#09-01 Singapore 068900

(Address of principal executive offices)

Ms. Chengfang Lu

Acting Chief Financial Officer

Tel: +65 62021360

E-mail:erris.lu@soundgroupinc.com

108 Robinson Road,

#09-01 Singapore 068900

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

As of February 28, 2025, there were 987,114,810 ordinary shares outstanding, being the sum of 755,899,810 Class A ordinary shares (excluding 5,008,430 Class A ordinary shares held by Kastle Limited) and 231,215,000 Class B ordinary shares.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

Our corporate structure involves unique risks to investors in the ADSs. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs accounted for 98.6%, 99.9% and 99.8%, respectively, of our total net revenues. As of December 31, 2023 and 2024, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 35.6% and 41.5% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

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

As of December 31, 2024, Sound Group Inc. had made cumulative capital contributions of US$31.0 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Sound Group Inc. These funds have been used by our PRC subsidiaries and the VIEs for their operations. In 2022, 2023 and 2024, the VIEs transferred RMB76.0 million, RMB137.0 million and RMB176.0 million (US$24.5 million), respectively, to our PRC subsidiaries as payment of technical development service fees. Hongyi Technology and Guangzhou QingYin, our PRC subsidiaries, maintained certain personnel for research and development and general and administrative functions to support the operations of the VIEs.

Apart from services charges and loans among the VIEs and our PRC subsidiaries, there were no other assets transferred between the VIEs and Non-VIEs in 2022, 2023 and 2024.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2022
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	27,825	2,138	2,155,303	—	2,185,266
Inter-company revenues(1)	—	—	82,075	317	(82,392)	—
Cost of revenues	—	(39,132)	(5,852)	(1,424,254)	317	(1,468,921)
Gross profit	—	(11,307)	78,361	731,366	(82,075)	716,345
Operating expenses(4)	(15,966)	(53,752)	(23,908)	(638,143)	82,075	(649,694)
Income from subsidiaries(2)	100,300	166,034	—	—	(266,334)	—
Income from VIEs(3)	—	—	106,201	—	(106,201)	—
Gain/(loss) from non-operations	2,183	(475)	5,380	12,972	—	20,060
Income before income tax expenses	86,517	100,500	166,034	106,195	(372,535)	86,711
Income tax expenses	—	(200)	—	(7)	—	(207)
Net income	86,517	100,300	166,034	106,188	(372,535)	86,504
Net loss attributable to the non-controlling interest shareholders	—	—	—	13	—	13
Net income attributable to Sound Group Inc.’s ordinary shareholders	86,517	100,300	166,034	106,201	(372,535)	86,517

	For the Year Ended December 31, 2023
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	2,282	—	2,069,490	—	2,071,772
Inter-company revenues(1)	—	5,944	136,729	1	(142,674)	—
Cost of revenues	—	(21,006)	(1,667)	(1,463,725)	1	(1,486,397)
Gross profit	—	(12,780)	135,062	605,766	(142,673)	585,375
Operating expenses(4)	(107,380)	(73,870)	(54,261)	(640,205)	142,673	(733,043)
(Loss)/income from subsidiaries (2)	(14,852)	65,235	—	—	(50,383)	—
Loss from VIEs(3)	—	—	(23,549)	—	23,549	—
(Loss)/gain from non-operations	(4,419)	(475)	7,430	11,051	—	13,587
(Loss)/income before income tax expenses	(126,651)	(21,890)	64,682	(23,388)	(26,834)	(134,081)
Income tax expenses	—	(268)	—	(166)	—	(434)
Net (loss)/income	(126,651)	(22,158)	64,682	(23,554)	(26,834)	(134,515)
Net loss attributable to the non-controlling interest shareholders	—	7,306	553	5	—	7,864
Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(126,651)	(14,852)	65,235	(23,549)	(26,834)	(126,651)

	For the Year Ended December 31, 2024
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Third-party revenues	—	5,062	80	2,026,664	—	2,031,806
Inter-company revenues(1)	—	34,840	162,804	—	(197,644)	—
Cost of revenues	—	(16,461)	(1,471)	(1,457,016)	—	(1,474,948)
Gross profit	—	23,441	161,413	569,648	(197,644)	556,858
Operating expenses(4)	(12,882)	(106,978)	(92,539)	(631,806)	197,644	(646,561)
(Loss)/income from subsidiaries (2)	(58,018)	21,591	—	—	36,427	—
Loss from VIEs(3)	—	—	(56,416)	—	56,416	—
(Loss)/gain from non-operations	1,320	612	2,616	7,440	—	11,988
(Loss)/income before income tax expenses	(69,580)	(61,334)	15,074	(54,718)	92,843	(77,715)
Income tax expenses	—	(1,563)	—	(1,698)	—	(3,261)
Net (loss)/income	(69,580)	(62,897)	15,074	(56,416)	92,843	(80,976)
Net loss attributable to the non-controlling interest shareholders	—	4,879	6,517	—	—	11,396
Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(69,580)	(58,018)	21,591	(56,416)	92,843	(69,580)
(1)

It represents the inter-company service charged among the WFOEs and the VIEs. The cost of the charges is reflected in the “Cost of revenues” and “Research and development expenses” of the WFOEs and the VIEs. All amounts are eliminated in consolidation.

(2)	It represents the elimination of the investments among Sound Group Inc., other subsidiaries and the WFOEs.
(3)	It represents the elimination between the WFOEs and the VIEs and VIEs’ subsidiaries that we consolidate under U.S. GAAP (ASC 810).
(4)	It includes selling and marketing expenses, general and administrative expenses and research and development expenses.

The following tables present the summary balance sheet data for our Company’s WFOEs, the VIEs and other entities as of the dates presented.

	As of December 31, 2023
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	70,544	63,885	191,842	168,694	—	494,965
Restricted cash	—	2,652	—	—	—	2,652
Accounts receivable, net	—	—	635	922	—	1,557
Prepayments and other current assets	1,697	10,005	2,951	19,261	—	33,914
Amounts due from Sound Group Companies(1)	471,614	87,453	275,273	36,484	(870,824)	—
Property, equipment and leasehold improvement, net	—	4,245	2,317	10,726	—	17,288
Intangible assets, net	—	76	—	1,314		1,390
(Deficit)/investment in subsidiaries(2)	(149,402)	28,245	—	—	121,157	—
Controlling financial interests in the VIEs(3)	—	—	(370,989)	—	370,989	—
Right-of-use assets, net	—	7,559	5,546	885	—	13,990
Other non-current assets	—	162	656	—	—	818
Total assets	394,453	204,282	108,231	238,286	(378,678)	566,574
Accounts payable	—	705	2,413	40,066	—	43,184
Deferred revenue	—	691	3,168	25,389	—	29,248
Salary and welfare payable	2,066	5,976	15,507	113,320	—	136,869
Taxes payable	—	778	901	2,784	—	4,463
Accrued expenses and other current liabilities	13,016	880	2,262	32,352	—	48,510
Lease liabilities	—	7,929	5,471	887	—	14,287
Amounts due to Sound Group Companies(1)	79,896	345,629	50,817	394,482	(870,824)	—
Total liabilities	94,978	362,588	80,539	609,280	(870,824)	276,561
Total Sound Group Inc.’s shareholders’ equity	299,475	(149,402)	28,245	(370,989)	492,146	299,475
Non-controlling interests	—	(8,904)	(553)	(5)	—	(9,462)
Total shareholders’ equity/(deficit)(2)	299,475	(158,306)	27,692	(370,994)	492,146	290,013
Total liabilities and shareholders’ equity/(deficit)	394,453	204,282	108,231	238,286	(378,678)	566,574

	As of December 31, 2024
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Cash and cash equivalents	132,787	90,914	30,464	187,693	—	441,858
Restricted cash	—	1,677	7,895	1,733	—	11,305
Accounts receivable, net	—	—	600	482	—	1,082
Prepayments and other current assets	2,708	10,744	3,648	18,006	—	35,106
Amounts due from Sound Group Companies(1)	571,824	248,860	351,053	67,916	(1,239,653)	—
Property, equipment and leasehold improvement, net	—	4,759	4,736	6,996	—	16,491
Intangible assets, net	—	127	—	1,049	—	1,176
Deficit in subsidiaries(2)	(213,366)	(129,247)	—	—	342,613	—
Controlling financial interests in the VIEs(3)	—	—	(427,405)	—	427,405	—
Right-of-use assets, net	—	6,442	5,627	623	—	12,692
Other non-current assets	—	987	743	—	—	1,730
Total assets	493,953	235,263	(22,639)	284,498	(469,635)	521,440
Accounts payable	—	1,018	176	38,185	—	39,379
Deferred revenue	—	1,642	—	29,318	—	30,960
Salary and welfare payable	1,968	5,139	19,832	104,247	—	131,186
Taxes payable	—	1,225	1,040	5,002	—	7,267
Short-term loans	—	7,188	—	—	—	7,188
Accrued expenses and other current liabilities	2,892	4,592	285	70,722	—	78,491
Lease liabilities	—	6,455	5,589	620	—	12,664
Amounts due to Sound Group Companies(1)	253,804	435,284	86,756	463,809	(1,239,653)	—
Total liabilities	258,664	462,543	113,678	711,903	(1,239,653)	307,135
Total Sound Group Inc.’s shareholders’ equity	235,289	(213,366)	(129,247)	(427,405)	770,018	235,289
Non-controlling interests	—	(13,914)	(7,070)	—	—	(20,984)
Total shareholders’ equity/(deficit)(2)	235,289	(227,280)	(136,317)	(427,405)	770,018	214,305
Total liabilities and shareholders’ equity/(deficit)	493,953	235,263	(22,639)	284,498	(469,635)	521,440
(1)	It represents the elimination of inter-company balances among Sound Group Inc., other subsidiaries, WFOEs, the VIEs and VIEs’ subsidiaries.
(2)	It represents the elimination of the investments among Sound Group Inc., other subsidiaries and the WFOEs.
(3)	It represents the elimination between the WFOEs and the VIEs and VIEs’ subsidiaries that we consolidate under U.S. GAAP (ASC 810).

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

The following tables present the summary cash flow data for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2022
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(11,752)	(63,071)	64,023	147,067	—	136,267
Investments in and loans to Group companies(2)	(50,204)	—	—	—	50,204	—
Other investing activities	(91,022)	(6,185)	(20,000)	(5,576)	—	(122,783)
Cash repayment from Group companies	3,677	649	31,111	—	(35,437)	—
Net cash (used in)/generated from investing activities	(137,549)	(5,536)	11,111	(5,576)	14,767	(122,783)
Capital contribution and loans received from Group companies(2)	—	50,204	—	—	(50,204)	—
Other financing activities	5	6,965	—	(2,199)	—	4,771
Cash repayment to Group companies	—	(3,647)	(29)	(31,761)	35,437	—
Net cash generated from/ (used in) financing activities	5	53,522	(29)	(33,960)	(14,767)	4,771

	For the Year Ended December 31, 2023
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(103,250)	(82,053)	93,428	(25,170)	—	(117,045)
Investments in and loans to Group companies(2)	(114,911)	—	(80,000)	—	194,911	—
Other investing activities	91,022	(550)	17,857	(2,676)	—	105,653
Cash repayment from Group companies	21,466	10	39,248	495	(61,219)	—
Net cash (used in)/generated from investing activities	(2,423)	(540)	(22,895)	(2,181)	133,692	105,653
Capital contribution and loans received from Group companies(2)	80,000	114,911	—	—	(194,911)	—
Other financing activities	5	(4,879)	—	(66,800)	—	(71,674)
Cash repayment to Group companies	—	(21,961)	—	(39,258)	61,219	—
Net cash generated from/(used in) financing activities	80,005	88,071	—	(106,058)	(133,692)	(71,674)

	For the Year Ended December 31, 2024
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated

	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(20,788)	(68,648)	77,976	(15,009)	—	(26,469)
Other investing activities	—	(6,688)	(4,587)	(699)	—	(11,974)
Capital reduction and dividends from Group companies(2)	—	198,242	—	—	(198,242)	—
Cash repayment from Group companies	100,118	—	7,810	36,440	(144,368)	—
Net cash generated from/(used in) investing activities	100,118	191,554	3,223	35,741	(342,610)	(11,974)
Capital reduction and dividends to Group companies(2)	—	—	(198,242)	—	198,242	—
Cash repayment to Group companies(2)	(7,810)	(100,118)	(36,440)	—	144,368	—
Other financing activities	(10,183)	7,189	—	—	—	(2,994)
Net cash (used in)/generated from financing activities	(17,993)	(92,929)	(234,682)	—	342,610	(2,994)

(1)	For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to our PRC subsidiaries for technical development service fees were RMB76.0 million, RMB137.0 million and RMB176.0 million (US$24.5 million), respectively.
(2)	Represents the investment in and loans to WFOEs and other subsidiaries by the Parent, and intercompany loans among WFOEs, other subsidiaries, and VIEs, and the elimination among them. The Parent transfers cash to other subsidiaries by making capital contributions or providing loans, and other subsidiaries transfer cash to the WFOEs by making capital contributions or providing loans to them. The WFOEs also have intercompany loans with certain VIEs as part of our cash management program.

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

Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to 2021 Determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or the PCAOB expands the scope of its determinations so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”; and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

In the course of preparing our consolidated financial statements in the prior years, we identified two material weaknesses which have not been remedied in our internal control over financial reporting as of December 31, 2024. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified related to (i) our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting, and (ii) our lack of comprehensive and continuous assessment and risk monitoring mechanism for our financial assets and collection risk associated with third-party financial institutions. While we are in the process of implementing plans to remediate these material weaknesses, there is no assurance that we will not have material weaknesses or significant deficiencies in the future. For further details, see “Item 15. Controls and Procedures-Internal Control over Financial Reporting.”

Following the identification of the material weaknesses, we have taken measures to remedy the material weaknesses. Our management has concluded that one of the material weaknesses had been remediated as of December 31, 2024. For details on these initiatives, please see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting—Remediation one of the Material Weaknesses in Internal Control over Financial Reporting Reported in 2024.”

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

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. Publicly traded companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers. Furthermore, as of the date of this annual report, more campaigns, such as the “Clean Up the Internet 2022”, “Clean Up the Internet 2023”, “Clean Up the Internet 2024 Spring Festival”, “Clean Up the Internet 2025 Spring Festival” and “Clean Up the Internet 2025”, have then been launched, which are reported to be aiming at, among others, rectifying a number of illegal activities in the internet information services industry.

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

China’s economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, the recent banking turmoil in the United States and the European Union, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. These tensions have been marked by the imposition of higher tariffs and retaliatory measures from both sides, reflecting broader strategies to address perceived trade imbalances. For instance, President Trump has recently escalated his tariff policies, imposing sweeping new tariffs on imports from numerous countries, including China, as part of what Trump describes as a strategy to address trade imbalances and revive domestic manufacturing. The tensions between the United States and China have intensified, marked by the imposition of higher tariffs and retaliatory measures from both sides. While these developments have not directly impacted our business, they could harm the business operations of those suppliers, customers and business partners engaged in exporting goods to these markets, which may ultimately impact our business as well. Additionally, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places. Recently, the Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the global. The resulting sanctions are expected to have significant impacts on the economic conditions of the targeted countries and markets. The Israeli-Palestinian conflict since October 2023, and potential escalation of hostilities between these countries or regions may further complicate the geopolitical landscape and affect global economy. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

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

If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.

On August 9, 2023, the Biden administration published an executive order, and the Treasury published an advanced notice of proposed rule-making (the “ANPRM”), providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau (the “Outbound Investment Program” or the “OIP”). Further to this ANPRM, on June 21, 2024, the Treasury issued a proposed rule on outbound U.S. investments involving China that was generally consistent in its requirements with the ANPRM. On October 28, 2024, Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule took effect on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China (including Hong Kong and Macau) that are engaged in certain activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are in some instances prohibited altogether from making, and in other instances required to report, certain investments in Covered Foreign Persons, which are defined as “Covered Transactions.”

“Covered Transactions” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of Covered Transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us.

More recently, the America First Investment Policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. The proposed restrictions may further deepen the uncertainties for cross-border collaboration, investment, and funding opportunities of China-based issuers, including us. It is unclear whether these challenges and uncertainties will be addressed or resolved, and how they might impact global political and economic conditions over the long term. Possible changes to the U.S. outbound investment regulations could limit or, in the worst case scenario, eliminate our ability to raise capital or contingent equity capital from U.S. investors in the future, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital-raising capacity and our business, financial condition and prospects. If we were deemed a Covered Foreign Person and therefore be subject to the Final Rule, even though U.S. persons’ acquisitions of certain publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors after this offering, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In such case, the value of the ADSs may significantly decline, or in extreme cases, become worthless.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to Cybersecurity Review Measures, in addition to “critical information infrastructure operators”, network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures, and an online platform operator who have more than 1 million users’ personal information must report to the Cybersecurity Review Office for cybersecurity review when going public abroad. On September 24, 2024, the General Office of the State Council issued the Regulation on Network Data Security Management, which took effect on January 1, 2025 and provides that where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued by the state. We cannot predict the impact of the draft measures, if any, at this stage. If a final version of the Draft Regulations for Cyber Data Security is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Regulations for Cyber Data Security mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchange, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

Under the PRC enterprise income tax law that became effective on January 1, 2008 and last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Taxation Administration, or the SAT, issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82,last amended on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

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

We are a holding company incorporated in the Cayman Islands. The payment of dividends by our PRC subsidiaries and PRC VIEs is an important source of income for us to meet our financing need, and such payment is and may be subject to various restrictions. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain surplus or reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2024, appropriations to statutory reserves amounting to RMB2.6 million were made by two of the variable interest entities and our PRC subsidiary. The reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries, the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our former auditor PricewaterhouseCoopers Zhong Tian LLP is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our then independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to PCAOB’s determinations. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or the PCAOB expands the scope of its determinations so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our former auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to PCAOB’s determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

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

In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required a real-name registration system for users to be put in place by live streaming service providers. Under this real-name registration system, we validate the identity information of the registered users primarily based on their mobile numbers. We collect and process personal information in a lawful manner and on the basis of legitimate interests or the user’s consent. For certain jurisdictions such as the PRC, we are not required to obtain information such as legal names, citizen identification cards or other personal information except for mobile numbers during the registration process to validate the identity information of our users who are not hosts. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platforms in the future. If we were required to implement a more rigid real-name registration system for users on our platforms, potential users may be deterred from registering with our platforms, which may in turn negatively affect the growth of our user base and prospect. Furthermore, on April 26, 2024, the Law of the PRC on the Protection of Minors (2024 Revision) took effect, which provides that, among others, live streaming service providers are not allowed to provide minors under age 16 with an online live streaming host account registration service, and must obtain the consent from parents or other guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming host accounts.

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

We have deployed AI-backed technologies supplemented by a team primarily consisting of staff outsourced from third parties, to monitor content for any illegal, fraudulent or inappropriate content or activities on our platforms. See “Item 4. Information on the Company—4.B. Business Overview—Content Moderation.” If our AI system fails to interpret true and improper meaning of certain content, or if our monitoring team draws incorrect decision as to legality of certain content, illegal or unauthorized content may become accessible to our users via our platforms and expose us to various risks which may materially and adversely impact our business, financial condition and results of operations. Despite our efforts to monitor content on our platforms and the actions of the hosts and users, our platforms were previously subject to restrictive measures taken by the government authority in the past for insufficient monitoring system. As a result of such incidents, we have adopted a more stringent content monitoring system to meet the tightened regulatory standards and to screen and remove all inappropriate content stored on our platforms. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.” However, we cannot assure you that our content monitoring system is sufficient to detect all improper or illegal content or activities in the future. We can neither assure you that we will not be subject to fines and other penalties in the future for improper or illegal content or activities on our platforms.

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

Our use and provision of AI could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.

Our business involves the use of artificial intelligence. The use of AI, a relatively new and emerging technology still in its early commercial stages, introduces additional risk, such as damage to our reputation, competitive position and business, legal and regulatory risks and additional costs. For example, if any of our employees, contractors, vendors or service providers use any third-party AI-powered software relating to our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information. This could include the unintentional release of our data into publicly available third-party training sets, potentially undermining our ability to protect and enforce our intellectual property or confidential information, harming our competitive position and business.

Additionally, any content created by us using AI tools may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. For example, the output produced by AI tools may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us, or adversely affect our business or operations. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI tools used in our business, or if we experience cybersecurity breaches or incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. We expect that such utilization of AI will require additional resources, including the incurrence of additional costs, to develop and maintain our platform offerings, services and features to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing. As a result, the challenges presented with our use of AI could adversely affect our business, financial condition and results of operations.

We have incurred net losses in the past, and we may continue to incur losses in the future.

In 2023 and 2024, we incurred a net loss of RMB134.5 million and RMB81.0 million(US$11.1 million), respectively. Although we recorded a net income of RMB86.5 million in 2022, there is no guarantee that we will remain profitable and will not incur further net losses in the future.

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

We launched our first App, LIZHI App, in 2013 and have developed other products during the past years. The average total mobile monthly active users was 34.2 million in 2024, compared to 43.3 million in 2023 and 50.4 million in 2022. The average total monthly paying users was 391.3 thousand in 2024, compared to 418.3 thousand in 2023 and 483.9 thousand in 2022. The decrease in our average total mobile monthly active users and average total monthly paying users in 2024 was primarily due to adjustments to our user acquisition strategy and operational strategy. Our growth in the past years may not be indicative of our future performance, as such growth of operating results represents a limited size of samples of operating results and may be hard to repeat in the future.

Many of the elements of our business are unique and evolving. The markets for online audio platforms are subject to significant challenges, especially in terms of maintaining a stable paying user base and attracting new paying users, as well as complying with changes in regulatory requirements on online audio content and social interactions. There is no guarantee that we may succeed in adapting to such changes in the markets.

There are few proven methods of projecting user demand or available industry standards on which we can rely for the online audio industry in China. Some of our current monetization methods are relatively recent innovations of the online audio industry and their long-term sustainability have not been tested. Meanwhile, we have explored and will continuously explore new monetization methods and client retention strategies, which may or may not be a success. Due to the initial success of the interactive audio products, we plan to continue to strengthen and expand our interactive audio product offerings. We have been collaborating with a number of automobile manufacturers and Internet of Vehicles platforms in China since December 2020. Currently, our in-car audio applications and our extensive audio content are available on certain automobile models through in-car intelligent systems or Internet of Vehicles platforms. Additionally, we are developing mobile applications and new product features in audio, social networking, communication, and artificial intelligence, and actively exploring both the China and the international markets. We cannot assure you that our efforts will continue to achieve satisfactory results. Neither could we assure you that our ongoing and future attempts to innovate our communities and monetize our users will always be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge. In addition, any new and experimental products that we may develop and launch in the future may not be well received by our targeted users and may be affected by adverse industry trends such as evolving development, interpretation and implementation of applicable laws and regulations. See “—The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.”

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

The average total monthly paying users on a yearly basis was 483.9 thousand in 2022, 418.3 thousand in 2023, and 391.3 thousand in 2024. The decrease was primarily due to adjustments to our user acquisition strategy and operational strategy. Whether we can grow our paying user base in the future depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular host that they used to follow financially, and an overall worsening economic condition can lower disposable income for all existing paying users, causing them to spend less on our platforms. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future. Any decline in the number or quality of our paying user base or our paying ratio may materially and adversely affect our results of operations and financial results. See “—Our existing revenue model may not remain effective and our business may suffer if we fail to successfully implement our monetization strategies.”

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

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. Moreover, the PRC Constitution, the PRC Criminal Law, the Civil Code of the People’s Republic of China and the Cybersecurity Law protect individual privacy in general, which require certain authorization or consent from internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations. See also “—Any compromise to the cyber security of our platforms could materially and adversely affect our business, reputation and results of operations.” Furthermore, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile app only collects basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

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

Our technological capabilities and infrastructure underlying our platforms are critical to our success. We have invested and will continue investing significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities, our platforms and our services competitive in the market. In order to continue attracting hosts to generate content on our platforms, we must provide new and attractive features for creating and optimizing audio content. If we fail to anticipate or implement new features to our hosts users, we may not be able to retain existing hosts and users or attract new members to join our community. Also, our operations and development rely heavily on our AI technologies. We have developed an AI-backed system to accomplish tasks that usually require a massive amount of manpower, such as monitoring hundreds of millions of podcasts uploaded to our platforms to protect us from improper or illegal use of our platforms. The AI-backed system also plays a key role in content distribution and recommendation. See “Item 4. Information on the Company—4.B. Business Overview—Content Moderation.” If we cannot develop or maintain an effective operation of artificial intelligence to assist in those areas, or if we fail to improve our AI-backed system to align with the fast increase of our data volume, we may not have the technologies required to support our business operations and development. We have incurred a significant amount of research and development expenses in the past and such expenses may continue to raise in future.

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

We and certain of our directors and officers were named as defendants in several shareholder class action lawsuits in the past, and if similar events occur again in the future, they could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

In the past, we defended against the putative class action lawsuits. Although such putative class action lawsuits had been dismissed in full by both state and federal courts, we anticipate that we could continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

In 2022, 2023 and 2024, we generated RMB11.0 million, RMB8.4 million and RMB13.2 million (US$1.8 million) of net revenues from podcast, advertising and others, representing 0.5%, 0.4% and 0.7% of our total net revenues for the same periods. While our revenue generated from podcast, advertising and others represents a small portion of our revenue, our financial results could be adversely affected if we fail to maintain or grow it in the future. In addition, one or a few of our advertising business customers may account for a large portion of the total accounts receivable. If we fail to collect our receivable balance from our key customers in our advertising business, our financial results may be adversely affected.

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

As a result of the efforts in expanding our business, we had a working capital deficit in 2019. Although we have achieved a positive working capital of RMB186.6 million (US$25.6 million) as of December 31, 2024, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control. There can be no assurance that we will be able to continue to successfully taking measures such as prudently managing our working capital or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

As of February 28, 2025, awards to purchase 58,748,670 Class A ordinary shares under the Second Amended and Restated 2019 Share Incentive Plan have been granted and outstanding. A number of awards become vested upon the completion of our initial public offering in January 2020 and we recognized a significant amount of share-based compensation expenses upon then. As of December 31, 2024, our total unrecognized share-based compensation related to the Second Amended and Restated 2019 Share Incentive Plan amounted to RMB6.2 million (US$0.8 million). We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We have been exploring international markets and developing mobile applications and new product features in audio, social networking, communication, and artificial intelligence. While our experience in international markets is limited, we expect to enter and expand our operations globally. Global expansion could expose us to a number of risks, including:

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

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

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

As of February 28, 2025, our founder, Chief Executive Officer and Chairman, Mr. Jinnan (Marco) Lai, through entities controlled by him, holds 19.5% of our total outstanding ordinary shares, representing 62.7% of our total voting power, excluding 5,008,430 Class A ordinary shares held by Kastle Limited which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors. As a result, Mr. Lai is expected to have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of substantially all of our assets, election of directors and related party transactions.

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

The internet content service, internet audio-visual program services and online culture activities that we conduct through the VIEs are subject to foreign investment restrictions/ prohibitions set forth in the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) and the Catalog of Industries for Encouraging Foreign Investment (2022 Version) issued by MOFCOM and the National Development and Reform Commission. On April 8, 2024, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version), or the Negative List (2024), which took effect on November 1, 2024. It is unclear whether any new “negative list” to be issued under the PRC Foreign Investment Law will be different from the foregoing lists that already exist.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the RMB against the U.S. dollar was approximately 9%, 2% and 1% for the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2024, we lease 19 premises in China and overseas. We also lease some properties constructed on lands allocated by government on certain conditions. The lease of structures on allocated lands shall meet relevant requirements and be approved by the competent authorities. If our landlords’ ownership of the leased properties is successfully challenged by a third party or our landlords lease the relevant properties on allocated lands without approval, our lease agreements may not be enforceable and we may be forced to vacate the premise and relocate to a different premise. We cannot assure you that we will cause all of our landlords to provide sufficient property title certificates and obtain approvals in time, or at all, and if we have to relocate, our business may be disrupted and we may incur additional expenses. Some of such landlords have not registered the lease agreements with the government authorities or have not completed the registration process with respect to their ownership rights to the leased premises. We may be subject to monetary fines due to failure by the landlords to complete the registration process as required by applicable laws.

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

Stock markets are subject to significant price and volume fluctuations that may be unrelated to the operating performance of particular companies and the market price of our ADSs may therefore frequently change as a result. For example, during the year ended December 31, 2024, the high and low closing prices of our ADSs were US$4.68 and US$1.49 per ADS, respectively, and the closing price of our ADSs on February 28, 2025 was US$2.24 per ADS. Meanwhile, our net revenues during the fiscal year 2024 decreased by 2% from the prior year and we recorded a net loss of RMB81.0 million (US$11.1 million) in 2024, compared to a net loss RMB134.5 million in 2023. The market price of our ADSs have fluctuated and may continue to fluctuate substantially due to a variety of factors, including our financial condition, operating performance, fluctuations in our results of operations, our ability to execute on our current growth strategy in a timely fashion, announcements about technological innovations or new products or services by us or our competitors, market acceptance of new products and services offered by us, changes in our relationships with our suppliers or customers, our ability to meet analysts’ expectations, changes in the information technology environment, changes in earnings estimates by analysts, sales of our ADSs by existing holders, and the loss of key personnel. Possible exogenous incidents and trends may also impact capital markets and our own ADS prices, including but not limited to foreign and cross border altercations, political unrest, geopolitical conflict, pandemic and cyberterrorism on a global scale.

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

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of February 28, 2025, Mr. Jinnan (Marco) Lai, our Founder, Chief Executive Officer and Chairman, and Mr. Ning Ding, our Co-founder and Chief Technology Officer, beneficially own all of our issued Class B ordinary shares. They in the aggregate hold approximately 23.4% of our total issued and outstanding share capital and 75.4% of the aggregate voting power of our total issued and outstanding share capital, excluding 5,008,430 Class A ordinary shares held by Kastle Limited, which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors as of February 28, 2025. As a result of this dual-class share structure, the holders of our Class B ordinary shares have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit the ability of the holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of February 28, 2025, we had 987,114,810 ordinary shares outstanding, being the sum of 755,899,810 Class A ordinary shares (excluding 5,008,430 Class A ordinary shares held by Kastle Limited) and 231,215,000 Class B ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We were likely a passive foreign investment company, or PFIC, for 2024 and there is a significant risk that we will be a PFIC for 2025 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to our average quarterly market capitalization for that year. Because our market capitalization declined substantially during 2023 and 2024, we believe we were likely a PFIC for our 2024 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2025 and possibly future taxable years. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear, and we have not obtained any valuation of our assets (including goodwill). Moreover, it is not entirely clear how the contractual arrangements between us, our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year for which we would not otherwise be a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2025 or any future taxable year. U.S. holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules.

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

In November and October 2010, each of Lizhi Holding Limited and Lizhi Inc. (“Lizhi BVI”), our wholly owned subsidiaries, was incorporated in Hong Kong and the British Virgin Islands, respectively.

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

In October 2013, we launched the LIZHI App operated by Guangzhou Lizhi.

From 2015 to 2020, a number of entities were established, all of which are wholly and directly held by Guangzhou Lizhi and provide supporting services to our apps.

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

As such, we refer to each of Hongyi Technology, Guangzhou Tiya,Guangzhou QingYin, Guangzhou Yuyin and Guangzhou Yuechuang as our wholly foreign owned entity, or WFOE, and to each of Guangzhou Lizhi and Guangzhou Huanliao as our variable interest entity, or VIE, in this annual report.

In January 2019, Sound Group Inc. (formerly known as LIZHI INC.), our current ultimate holding company, was incorporated under the laws of the Cayman Islands as part of the restructuring transactions in contemplation of our initial public offering. In connection with its incorporation, in March 2019, we completed a share swap transaction and issued ordinary and preferred shares of Sound Group Inc. to the then existing shareholders of Lizhi BVI, a company incorporated under the laws of the British Virgin Islands, based on their then respective equity interests held in Lizhi BVI. Lizhi BVI then became our wholly owned subsidiary.

In 2019, as a step to expand our business presence outside mainland China, we incorporated VOCAL BEATS Inc. (formerly known as NASHOR INC. and Sugar Chat Inc.) under the laws of the British Virgin Islands and Tiya Inc. under the laws of Cayman Island. NASHOR PTE. LTD. (formerly known as SUGAR CHAT PTE. LTD.) and TIYA PTE. LTD. were incorporated under the laws of Singapore for the purposes of carrying out our overseas operations.

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

In January 2020, we completed an initial public offering in which we offered and sold an aggregate of 82,000,000 Class A ordinary shares in the form of ADSs. On January 17, 2020, the ADSs commenced trading on the Nasdaq Global Market under the symbol “LIZI.” In April 2021, we raised approximately US$30,000,002 of gross proceeds before deducting placement agent fees and other offering expenses through a follow-on offering in April 2021.

In March 2023, we received approval from the Nasdaq to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. Our ADSs have been listed on the Nasdaq Capital Market since March 30, 2023, and prior to that were listed on the Nasdaq Global Market from January 17, 2020 to March 29, 2023, both under the symbol “LIZI”. Following the ratio change of the Company’s ADSs to Class A ordinary shares, which commenced on September 20, 2023, each ADS now represents two hundred (200) of our Class A ordinary shares.

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

Corporate Information

Our principal executive offices are located at 108 Robinson Road, #09-01 Singapore 068900. Our telephone number at this address is +65 62021360. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York. Our corporate website is www.soundgroupinc.com. Our investor relations website is ir.soundgroupinc.com. The information contained in our website is not a part of this annual report.

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

On September 24, 2024, the General Office of the State Council issued the Regulation on Network Data Security Management, which took effect on January 1, 2025 and provides that where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued by the state. The Regulation on Network Data Security Management also provides that where it is indeed necessary to provide an overseas party with important data collected and generated by a network data processor during its operation within the territory of the People’s Republic of China, it shall be subject to the security assessment of outbound data transfer organized by the cyberspace administration of the state.

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

Our current auditor, Enrome LLP, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to 2021 Determinations. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or the PCAOB expands the scope of its determinations so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our former auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”; and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

We aim to foster a thriving business ecosystem with our product portfolio. The average total mobile monthly active users was 34.2 million in 2024, compared to 43.3 million in 2023 and 50.4 million in 2022. The average total monthly paying users was 391.3 thousand in 2024, compared to 418.3 thousand in 2023 and 483.9 thousand in 2022. The decrease in our average total mobile monthly active users and average total monthly paying users in 2024 was primarily due to adjustments to our user acquisition strategy and operational strategy. We generate net revenues through virtual gift sales related to audio entertainment, as well as podcast, advertising and others. Our total net revenues decreased to RMB2,031.8 million (US$278.4 million) in 2024 from RMB2,071.8 million in 2023 and RMB2,185.3 million in 2022. Audio entertainment services currently contribute the largest share of our revenues.

Audio Entertainment

Our audio entertainment service includes a variety of audio-centric, interactive products and features that are intended to drive user engagement and create attractive monetization opportunities. The average mobile monthly active users for audio entertainment decreased to 6.72 million in 2024 from 8.34 million in 2023 and 9.33 million in 2022.

We launched audio live streaming as our first audio entertainment product feature on the LIZHI App in 2016, enabling our users to enjoy a multi-dimensional interactive audio experience. Now we operate several audio entertainment platforms and offer a variety of audio entertainment content categories, such as social, talk shows, music, ACG, etc. Content creators or hosts can easily initiate an audio live streaming channel on our various platforms, personalize their channels, and manage them. Users are encouraged to interact with hosts and each other through our interactive audio features.

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

Social Networking and Audio Communication

Leveraging AI and audio technologies, we have been developing and launching new applications focused on social networking and audio communication in the international markets. By integrating cutting-edge advancements in artificial intelligence, we aim to create seamless, interactive, and engaging digital experiences that enhance user connections across diverse communities worldwide. We are committed to expanding our overseas presence through the strategic implementation of differentiated product strategies tailored to various regional markets. By leveraging advanced technologies such as voice AI and AIGC, we strive to develop intelligent, user-centric solutions that redefine online communication. Our focus is on continuous innovation, ensuring that our platforms remain adaptive, intuitive, and capable of meeting the evolving needs of global users.

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

In addition, we have been exploring and developing fundamental core technologies related to voice AI and AIGC. By continually enhancing the stability, accuracy, and overall performance of automatic speech recognition (ASR) and text-to-speech (TTS) for both Chinese and English, we are able to adapt them for a variety of usage scenarios and improve user experience. Leveraging advanced capabilities of AIGC technology, we are committed to pioneering new applications and developing innovative product features that not only enrich our product portfolio but also redefine how users engage with AI-driven solutions in their daily lives. Through continuous research, development, and technological breakthroughs, we strive to provide users with more AI-powered experiences.

Monetization

We generate net revenues through virtual gift sales in relation to audio entertainment, as well as podcast, advertising and others.

Virtual gift sales

At current stage, we strategically offer most of our podcast content for free to create a loyal and engaged audio ecosystem, which we believe is essential in expanding our user base and may provide monetization potential through audio entertainment, as well as podcast, advertising and others. We generate most of our net revenues from virtual gift sales in relation to our audio entertainment, which can be purchased by users using our virtual currency, Golden Coins. In 2022, 2023 and 2024, we generated RMB2,174.3 million, RMB2,063.3 million and RMB2,018.6 million, (US$276.5 million) from virtual gift sales to users of our audio entertainment products, representing 99.5%, 99.6% and 99.4% of our total net revenues for the same periods. In 2024, we had approximately 360.3 thousand average audio entertainment paying users on our apps.

Users can purchase virtual gifts on our platforms using our virtual currency and send them to content creators as a gesture of appreciation or support. Users can purchase the virtual currency on our site via various online third-party payment platforms. However, virtual currency is non-refundable and may not be converted back to cash.

Podcast, advertising and others

We generate a small portion of our net revenues from offering paid audio content to our users and advertising and marketing solutions to our business customers. In 2022, 2023 and 2024, we generated RMB11.0 million, RMB8.4 million and RMB13.2 million (US$1.8 million) from podcast, advertising and others, representing 0.5%, 0.4% and 0.6% of our total net revenues for the same periods.

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

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2024, we had registered:

●	466 trademarks in China;
●	496 trademarks in Hong Kong and other jurisdictions;
●	109 domain names;
●	65 patents in China; and
●	133 software copyrights in China, relating to all of our online communities and other products.

As of December 31, 2024, we had 106 pending trademark applications in China and overseas. In addition, we are in the process of applying for registration of another 36 patents in China. Most of our intellectual property is owned by Guangzhou Lizhi and Guangzhou Huanliao, and certain trademarks, copyrights and domain names are owned by the subsidiaries of the VIEs, Wuhan Lizhi Network Technology Co., Ltd. (“Wuhan Lizhi”), Wuhan Yuyinliaorao Network Technology Co., Ltd. (“Wuhan Yuyin”) and Guangzhou Qianyue Media Co., Ltd. (“Guangzhou Qianyue”), for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. We currently have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration of the same. See “Item 3. Key Information— 3.D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.”

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

Health, Safety, Social, and Environmental Matters

We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. For the year ended December 31, 2024, we had not been subject to any fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations.

See “Item 6. Directors, Senior Management and Employees-6.D. Employees” for more information about our employees.

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that the VIEs and subsidiaries of VIEs are required to obtain to carry out our operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
ICP License	Guangzhou Lizhi	VIE	Guangdong branch of the MIIT
Internet Culture Operating License	Guangzhou Lizhi	VIE	The Ministry of Culture and Tourism of the Guangdong Province
ICP License	Guangzhou Huanliao	VIE	Guangdong branch of the MIIT
Internet Culture Operating License	Guangzhou Huanliao	VIE	The Ministry of Culture and Tourism of the Guangdong Province
ICP License	Wuhan Lizhi	VIE’s Subsidiary	Hubei branch of the MIIT
Internet Culture Operating License	Wuhan Lizhi	VIE’s Subsidiary	Wuhan Branch of the Ministry of Culture and Tourism of PRC
ICP License	Wuhan Yuyin	VIE’s Subsidiary	Hubei branch of the MIIT
Internet Culture Operating License	Wuhan Yuyin	VIE’s Subsidiary	Wuhan Branch of the Ministry of Culture and Tourism of PRC
ICP License	Wuhan Zhiyin	VIE’s Subsidiary	Hubei branch of the MIIT
Internet Culture Operating License	Wuhan Zhiyin	VIE’s Subsidiary	Wuhan Branch of the Ministry of Culture and Tourism of PRC
ICP License	Guangzhou Qianyue	VIE’s Subsidiary	Guangdong branch of the MIIT
Internet Culture Operating License	Guangzhou Qianyue	VIE’s Subsidiary	The Ministry of Culture and Tourism of the Guangdong Province

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

On December 27, 2021, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version), or the Negative List (2021), which became effective on January 1, 2022. On October 26, 2022, the MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2022 Version), or the Encouraging Catalogue, which became effective on January 1, 2023. On April 8, 2024, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version), or the Negative List (2024), which took effect on November 1, 2024. Pursuant to the Encouraging Catalogue and the Negative List (2021) and the Negative List (2024), foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list (2021) and Negative List (2024) are permitted foreign-invested projects.

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

According to the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000 and last amended in December 6, 2024 and became effective on January 1 2025, “internet information services” refer to the provision of information through the internet to online users, including “commercial internet information services” and “non-commercial internet information services.” A commercial internet information service operator must obtain an ICP License from the competent governmental authorities before engaging in commercial internet information services in China, while ICP License is not required if the operator will only provide internet information on a non-commercial basis. Besides, internet information service operators in respect of news, publishing, education, health, pharmaceuticals or medical apparatus shall obtain consent of the relevant PRC competent authority as required by relevant laws and regulations before applying for licenses or carrying out record-filing procedures.

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

According to the Measures for the Administration of Record-filing of Non-commercial Internet Information Services promulgated by the MII on February 8, 2005 and last amended on January 18, 2024 and became effective on the same date entities engaged in non-commercial internet information services shall go through the record-filing procedures with the provincial telecommunications administration.

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

Guangzhou Lizhi currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on August 2, 2022. Guangzhou Huanliao currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on November 21, 2022. Guangzhou Qianyue currently holds the Internet Culture Operating License issued by the Ministry of Culture and Tourism of the Guangdong Province on May 21, 2024. Wuhan Lizhi currently holds the Internet Culture Operating License issued by the Wuhan Branch of the Ministry of Culture and Tourism of PRC on April 13, 2024. Wuhan Yuyin currently holds the Internet Culture Operating License issued by the Wuhan Branch of the Ministry of Culture and Tourism of PRC on January 15, 2023.

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

On September 24, 2024, the General Office of the State Council issued the Regulation on Network Data Security Management, which took effect on January 1, 2025 and provides that where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued by the state. The Regulation on Network Data Security Management also provides that where it is indeed necessary to provide an overseas party with important data collected and generated by a network data processor during its operation within the territory of the People’s Republic of China, it shall be subject to the security assessment of outbound data transfer organized by the cyberspace administration of the state.

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

Regulations Related to Intellectual Property Rights

Copyright

According to the Copyright Law of the PRC, or the Copyright Law promulgated by the SCNPC on September 7, 1990 and amended on February 26, 2010 and became effective on April 1, 2010, and its related Implementing Regulations issued by the State Council on August 2, 2002 and last amended on January 30, 2013 and became effective on March 1, 2013, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and other rights shall be enjoyed by the copyright owners. The Copyright Law was further amended on November 11, 2020 and took effect from June 1, 2021.

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

Trademark

Pursuant to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982 and revised on April 23, 2019 and came into effect on November 1, 2019, and the Implementation Rules of PRC Trademark Law promulgated on August 3, 2002 and last amended on April 29, 2014 by the State Council and became effective on May 1, 2014, a registered trademark means a trademark that has been approved by and registered with the trademark office, including goods marks, service marks, collective marks and certification marks. A registered trademark is valid for 10 years commencing on the date of registration approval and can be renewed within 12 months before its expiration. For a registered trademark licensing, licensor should file the licensing of the licensed trademark with the trademark bureau, and the trademark bureau shall announce the licensing, non-filing of the licensing of a trademark shall not be contested against a good faith third party. The following acts shall constitute infringement of the exclusive right to use a registered trademark: (i) using a trademark that is identical to a registered trademark of the same type of commodities without a license from the registrant of that trademark; (ii) using a trademark similar to a registered trademark of the same type of commodities without a license from the trademark registrant, or using of a trademark identical or similar to the registered trademark on similar commodities which easily causes confusion; (iii) selling commodities that infringe upon the exclusive right to use a registered trademark; (iv) forging or manufacturing without authorization the marks of a registered trademark, or selling marks of a registered trademark that are forged or manufactured without authorization; (v) changing another party’s registered trademark and putting the commodities with the changed trademark into the market without the consent of the holder of that trademark; or (vi) intentionally providing facilitation for infringement upon others’ right to exclusively use a registered trademark or aiding others in committing infringement upon the right to exclusively use a registered trademark; or (vii) other conduct that would hinder another party’s exclusive right to use its registered trademark.

Patent

In accordance with the Patent Law of PRC, or the Patent Law, promulgated on March 12, 1984 and amended on December 27, 2008 by the SCNPC and became effective on October 1,2009, and the Rules for the Implementation of the Patent Law of PRC promulgated on January 19, 1985 and last amended on January 9, 2010 by the State Council, patent is divided in to 3 categories, i.e., invention patent, design patent and utility model patent. The duration of invention patent right is 20 years, and the duration of design patent right and utility model patent right is 10 years, which all calculated from the date of filing. An individual or entity who uses patent without the license of the patent holder, counterfeits patent products or engages in patent infringement activities shall be held liable for compensation to the patent holder and may be imposed a fine, or even subject to criminal liabilities. The Patent Law was further amended on October 17, 2020 and took effect from June 1, 2021. On June 15, 2001, the State Council promulgated the Implementation Rules for the Patent Law of the PRC, which was last amended on December 11, 2023 and became effective from January 20, 2024.

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

Regulations Related to Tax

Enterprise Income Tax Law

According to the PRC Enterprise Income Tax Law, or the EIT Law, which was issued by the NPC on March 16, 2007 and last revised by the SCNPC on December 29, 2018, and the Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, issued by the State Council on December 6, 2007 and became effective on January 1, 2008 and last amended on December 6, 2024 and became effective on January 20, 2025, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises, and will generally be subject to the EIT Law at the rate of 25% of their global income. The defined “de facto management bodies” are establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. If an enterprise is considered a PRC resident enterprise under the above definition, its global income will be subject to enterprise income tax at the rate of 25%. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and became effective on the same date, sets up a more specific definition of “de facto management bodies” standard.

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

4.C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and the VIEs.

Notes:

(1)	The shareholders of Guangzhou Lizhi and their relationship with our company are as follows: (i) Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司) (84.81%), 50% of whose interest is owned by Ms. Juan Ren, our Vice President and director, and the other 50% of whose interest is owned by Mr. Zelong Li, our Chief Operating Officer; (ii) Mr. Ning Ding (7.50%), our co-founder, Chief Technology Officer, and the beneficial owner of the shares held by Voice Intelligence Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市⼤⾳若希企业管理中⼼(有限合伙)) (7.69%), 99.99% of whose interest is owned by Mr. Ning Ding. Guangzhou Lizhi operates our LIZHI App.
(2)	The shareholders of Guangzhou Huanliao are (i) Mr. Ning Ding (99.99%), our co-founder and Chief Technology Officer; and (ii) Ms. Juan Ren (0.01%), our Vice President and director. Guangzhou Huanliao currently focuses on the operation of Huanliao, an audio-based social app recently launched by us.
(3)	NASHOR PTE. LTD., TIYA PTE. LTD., Vocalbeats CO., LTD., Tiya Inc.(USA), SONICO SDN. BHD and BUZ TECHNOLOGY PTE. LTD. currently focus on our overseas business.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Currently, our businesses in China are operated primarily through the VIEs and the VIEs’ subsidiaries, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) and the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Investment.” We are an exempted company incorporated in the Cayman Islands with limited liability. Hongyi Technology, Guangzhou Tiya and Guangzhou QingYin, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through the VIEs in the PRC, based on a series of contractual arrangements. To streamline our operations in China, we terminated the entire series of VIE arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022, which were last amended and restated in May 2023. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our consolidated financial statements under U.S. GAAP. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs accounted for 98.6%, 99.9% and 99.8%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2022, 2023 and 2024, the amount of technical development service fees paid to our PRC subsidiaries from the VIEs was RMB76.0 million, RMB137.0 million and RMB176.0 million (US$24.5 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

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

Our principal executive offices are located in Singapore. As of December 31, 2024, we have leased office space with an aggregate area of approximately 8,476 square meters, of which approximately 5,882 square meters are in Guangzhou, 418 square meters are in other cities in the PRC and 2,176 square meters are overseas.

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

The following table sets forth our average total mobile MAUs for each of the quarters indicated.

	For the Three Months Ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2023	2023	30, 2023	31, 2023	2024	2024	30, 2024	31, 2024

	(in thousands)
Average Total Mobile MAUs	49,622	45,607	42,138	36,022	35,776	35,564	32,251	33,173

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

The following table sets forth the number of average total monthly paying users across our platforms and apps for each of the quarters indicated.

	For the Three Months Ended
	March 31,	June 30,	September	December	March 31,	June 30,	September	December
	2023	2023	30, 2023	31, 2023	2024	2024	30, 2024	31, 2024

	(in thousands)
Average total monthly paying users	471.5	433.7	402.6	365.3	363.7	388.8	398.9	413.6

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

Key Components of Results of Operations

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues	2,185,266	2,071,772	2,031,806	278,356
Cost of revenues	(1,468,921)	(1,486,397)	(1,474,948)	(202,067)
Gross profit:	716,345	585,375	556,858	76,289
Operating expenses:
Selling and marketing expenses	(259,618)	(237,646)	(307,281)	(42,097)
General and administrative expenses	(106,727)	(193,907)	(106,587)	(14,602)
Research and development expenses	(283,349)	(301,490)	(232,693)	(31,879)
Total operating expenses	(649,694)	(733,043)	(646,561)	(88,578)
Operating income/(loss)	66,651	(147,668)	(89,703)	(12,289)
Other income/(loss):
Interest expenses	(2,474)	(1,563)	(416)	(57)
Foreign exchange losses	(1,052)	(1,488)	(4,209)	(577)
Interest and investment income	7,282	10,820	10,042	1,376
Government grants	14,360	9,395	2,148	294
Others, net	1,944	(3,577)	4,423	606
Income/(loss) before income taxes	86,711	(134,081)	(77,715)	(10,647)
Income tax expense	(207)	(434)	(3,261)	(447)
Net income/(loss)	86,504	(134,515)	(80,976)	(11,094)
Net loss attributable to the non-controlling interests shareholders	13	7,864	11,396	1,561
Net income/(loss) attributable to our Company’s ordinary shareholders	86,517	(126,651)	(69,580)	(9,533)

Net income/(loss)	86,504	(134,515)	(80,976)	(11,094)
Other comprehensive income:
Foreign currency translation adjustments	24,314	3,277	11,754	1,610
Total other comprehensive income	24,314	3,277	11,754	1,610
Total comprehensive income/(loss)	110,818	(131,238)	(69,222)	(9,484)
Comprehensive loss attributable to the non-controlling interests shareholders	13	7,953	11,522	1,579
Comprehensive income/(loss) attributable to our Company’s ordinary shareholders	110,831	(123,285)	(57,700)	(7,905)
Net income/(loss) attributable to our Company’s ordinary shareholders per share
Basic	0.08	(0.12)	(0.07)	(0.01)
Diluted	0.08	(0.12)	(0.07)	(0.01)
Weighted average number of ordinary shares
Basic	1,036,485,949	1,078,969,851	1,026,725,421	1,026,725,421
Diluted	1,038,617,910	1,078,969,851	1,026,725,421	1,026,725,421
Net income/(loss) attributable to our Company’s ordinary shareholders per ADSs
Basic	16.69	(23.48)	(13.55)	(1.86)
Diluted	16.66	(23.48)	(13.55)	(1.86)
Weighted average number of ADSs
Basic	5,182,430	5,394,849	5,133,627	5,133,627
Diluted	5,193,090	5,394,849	5,133,627	5,133,627

Net Revenues

We generate net revenues through (i) sales of virtual gifts to users in relation to audio entertainment, and (ii) podcast, advertising and others. The following table sets forth sources of our net revenues in absolute amounts and as percentages of total net revenues for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Audio entertainment	2,174,314	99.5	2,063,346	99.6	2,018,598	276,547	99.3
Podcast, advertising and others	10,952	0.5	8,426	0.4	13,208	1,809	0.7
Total	2,185,266	100.0	2,071,772	100.0	2,031,806	278,356	100.0

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees, (ii) salary and welfare benefits, (iii) payment handling costs, (iv) bandwidth costs, (v) share-based compensation expenses and (vi) others. The table below sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Revenue sharing fees	1,351,096	92.0	1,368,498	92.1	1,377,765	188,753	93.4
Salary and welfare benefits	40,653	2.8	45,273	3.0	28,600	3,918	1.9
Payment handling costs	22,899	1.6	21,076	1.4	20,836	2,855	1.4
Bandwidth costs	32,795	2.2	39,424	2.7	36,218	4,962	2.5
Share-based compensation expense	7,052	0.5	3,845	0.3	1,788	245	0.1
Others	14,426	0.9	8,281	0.5	9,741	1,334	0.7
Total	1,468,921	100	1,486,397	100	1,474,948	202,067	100.0

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

The following table sets forth the components of our operating expenses in absolute amounts and as percentages

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	259,618	40.0	237,646	32.4	307,281	42,097	47.5
Research and development expenses	283,349	43.6	301,490	41.1	232,693	31,879	16.5
General and administrative expenses	106,727	16.4	193,907	26.5	106,587	14,602	36.0
Total	649,694	100.0	733,043	100.0	646,561	88,578	100.0

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

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues. Net revenue was RMB2,031.8 million (US$278.4million) in the fiscal year 2024, compared with RMB2,071.8 million in the prior year. The decrease was primarily due to the decrease in the number of paying users.

Cost of revenues. Cost of revenues was RMB1,474.9 million (US$202.1 million) in fiscal year 2024, compared to RMB1,486.4 million in the prior year, mainly attributable to (i) the decreased salary and welfare benefits expenses related to the decreased operation staff, as well as (ii) the decreased bandwidth costs, share-based compensation expenses, and payment handling costs.

Gross profit. As a result of the foregoing, our gross profit was RMB556.8 million (US$76.3 million) in fiscal year 2024, compared with RMB585.4 million in the prior year.

Operating expenses. Our total operating expenses were RMB646.6 million (US$88.6 million) in fiscal year 2024, compared to RMB733.0 million in the prior year.

Research and development expenses. Our research and development expenses were RMB232.7 million (US$31.9 million) in fiscal year 2024, compared to RMB301.5 million in the prior year, primarily due to (i) the decreased salary and welfare benefits expenses related to the decreased number of research and development staff, and (ii) the decreased share-based compensation expenses, partially offset by the increased expenses related to research and development services provided by third parties.

Selling and marketing expenses. Our selling and marketing expenses were RMB307.3 million (US$42.1 million) in fiscal year 2024, represent a 29% increase from RMB237.6 million in the prior year, mainly attributable to the increased branding and marketing expenses, and partially offset by the decreased salary and welfare benefits expenses related to the decreased number of our selling and marketing staff. The Company will evaluate and adjust its marketing strategy and budget based on the Company’s performance, operational needs and market conditions.

General and administrative expenses. Our general and administrative expenses were RMB106.6 million (US$14.6 million) in fiscal year 2024, compared with RMB193.9 million in the prior year, mainly driven by the decreased provision for credit loss, share-based compensation expenses, professional service fees and other miscellaneous expenses, and partially offset by the increased salary and welfare benefits expenses related to the increased average salary , provision for litigation contingencies and rental expenses.

Operating loss was RMB89.7 million (US$12.3 million) in the fiscal year 2024, compared to an operating loss of RMB147.7 million in the prior year.

Net loss was RMB81.0 million (US$11.1 million) in the fiscal year 2024, compared to net loss of RMB134.5 million in the prior year.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues. Net revenue was RMB2,071.8 million in the fiscal year 2023, compared with RMB2,185.3 million in the prior year. The decrease was primarily due to the decline in the average paying users on our audio entertainment products.

Cost of revenues. Cost of revenues was RMB1,486.4 million in fiscal year 2023, representing a 1% increase from RMB1,468.9 million in the prior year, mainly attributable to (i) an increase in the total revenue sharing fees to our content creators resulting from a sharing percentage adjustment in our revenue sharing policies, (ii) increased salary and welfare benefits expenses which primarily resulted from an increase in our severance pay to our operation’s employees, and (iii) partially offset by declines in payment handling costs, other miscellaneous costs and share-based compensation expenses.

Gross profit. As a result of the foregoing, our gross profit was RMB585.4 million in fiscal year 2023, compared with RMB716.3 million in the prior year.

Operating expenses. Our total operating expenses were RMB733.0 million in fiscal year 2023, representing a 13% increase from RMB649.7 million in the prior year.

Research and development expenses. Our research and development expenses were RMB301.5 million in fiscal year 2023, representing a 6% increase from RMB283.3 million in the prior year, primarily due to (i) increased salary and welfare benefits expenses related to an increase in the average salary and severance pay, (ii) increased share-based compensation expenses, (iii) increased rental expenses, and (iv) partially offset by the decrease in other miscellaneous expenses.

Selling and marketing expenses. Our selling and marketing expenses were RMB237.6 million in fiscal year 2023, compared with RMB259.6 million in the prior year, mainly attributable to a decrease in branding and marketing expenses, partially offset by increased salary and welfare benefits expenses related to an increase in average salary and severance pay. The Company will evaluate and adjust its marketing strategy and budget based on the Company’s performance, operational needs and market conditions.

General and administrative expenses. Our general and administrative expenses were RMB193.9 million in fiscal year 2023, compared with RMB106.7 million in the prior year, mainly driven by (i) increased provision for credit losses, (ii) increased professional services expenses, partially offset by (iii) decreased share-based compensation expenses, salary and welfare benefits expenses related to decreases in our general and administrative headcount, and (iv) decreased provision for litigation contingencies.

Operating loss was RMB147.7 million in the fiscal year 2023, compared to an operating income of RMB66.7 million in the prior year.

Net loss was RMB134.5 million in the fiscal year 2023, compared to net income of RMB86.5 million in the prior year.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. For the years ended December 31, 2022, 2023 and 2024, the Company’s overseas entity recognized income tax expense/(credit) amounted to RMB0.1 million, RMB(0.1) million and nil, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.

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

Guangzhou Lizhi obtained High and New Technology Enterprise, or HNTE, status from December 28, 2023 to December 28, 2026, and it enjoyed a preferential tax rate of 15% in enterprise income tax to the extent it has taxable income under the PRC Enterprise Income Tax Law. In addition, Guangzhou Huanliao qualified as a HNTE which allows it to enjoy a three-year preferential EIT rate of 15% from December 20, 2021 to December 21, 2024. Guangzhou Huanliao renewed its HNTE qualification in November 19, 2024 and is entitled to continue to enjoy such preferential tax rate from 2024 to 2027. They will enjoy the 15% preferential tax rate as long as it re-applies for HNTE status every three years and meet the HNTE criteria during this three-year period. If they fail to meet the criteria for qualification as an HNTE in any year, (i) the enterprises cannot enjoy the 15% preferential tax rate in that year and must instead use the uniform 25% enterprise income tax rate and (ii) they will need to re-apply for HNTE status.

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

During the years ended December 31, 2022, 2023 and 2024, we recognized revenue amounted to RMB12.5 million, RMB14.0 million and RMB12.9 million (US$1.8 million), respectively that was included in the corresponding opening deferred revenue balance of the year.

During the years ended December 31, 2022, 2023 and 2024, we did not have any arrangement where the performance obligations had already been satisfied in the past period but recognized the corresponding revenue in the current period.

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

The accounts receivable arises primarily from our advertising customers.

	As of December 31,
	2023	2024

	(RMB in thousands)
Accounts receivable	1,557	1,082

Please see Note 4 of consolidated financial statements for additional information.

There were no material contract assets as of December 31, 2023 and 2024.

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

We adopted a share incentive plan on May 31, 2019, or the 2019 Share Incentive Plan. The 2019 Share Incentive Plan replaced the 2018 BVI Plan in its entirety and granted 38,194,330 options and restricted shares to certain management members, employees and consultant. We further amended and restated our 2019 Share Incentive Plan on March 18, 2020, or the Amended and Restated 2019 Share Incentive Plan, to increase the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Amended and Restated 2019 Share Incentive Plan to 100,000,000 Class A ordinary shares. On September 17, 2021, we adopted the Second Amended and Restated 2019 Share Incentive Plan to replace the Amended and Restated 2019 Share Incentive Plan in its entirety, increasing the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Second Amended and Restated 2019 Share Incentive Plan to 170,000,000 Class A ordinary shares. As of February 28, 2025, 58,748,670 options and restricted share units corresponding to 58,748,670 of our ordinary shares are outstanding, which has been redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of our initial public offering (the “2019 Replacement”). There is no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement except as stated herein. Thus the 2019 Replacement was not considered a modification of share based awards. Among those, a total of 5,008,430 Class A ordinary shares corresponding to restricted shares granted to certain of our management members and director, which has been redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of IPO, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong as of February 28, 2025. Kastle Limited holds such ordinary shares in trust for the benefit of these senior management and directors. The granted and outstanding awards under the 2018 BVI Plan have since been terminated. For key terms of the Second Amended and the Restated 2019 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

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

We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US. For options granted in the year ended December 31, 2018, the expected and weighted average volatility was 56.38%, risk-free rate was 3.05%, maximum contractual term was 10 years, and enterprise value per ordinary share was US$0.21. No share option was granted for the year ended December 31, 2019, and all share options granted after were with little to no exercise price for which fair value was measured as the grant date price of our ordinary shares.

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

No share option and restricted share unit was granted for the years ended December 31, 2024. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of U.S. government bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and U.S.

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

Cash flows and working capital

Our principal sources of liquidity have been cash generated from our operations, contributions from our shareholders, and bank loans taken out by our subsidiary and the VIEs. As of December 31, 2024, we had RMB441.9 million (US$60.5 million) in cash and cash equivalents. Our cash and cash equivalents mainly represent demand deposits which are placed in bank and large reputable financial institutions, that are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less.

We had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB186.6 million (US$25.6 million) as of December 31, 2024. Although we have achieved a positive working capital as of December 31, 2024, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control.

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

The following table presents the summary of our consolidated cash flows data for the years ended December 31, 2022, 2023 and 2024.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	136,267	(117,045)	(26,469)	(3,625)
Net cash(used in)/ generated from investing activities	(122,783)	105,653	(11,974)	(1,641)
Net cash generated from/(used in) financing activities	4,771	(71,674)	(2,995)	(410)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	22,812	2,168	(3,016)	(414)
Net increase/(decrease) in cash, cash equivalents, and restricted cash	41,067	(80,898)	(44,454)	(6,090)
Cash, cash equivalents, and restricted cash at the beginning of the year	537,448	578,515	497,617	68,173
Cash, cash equivalents, and restricted cash at the end of the year	578,515	497,617	453,163	62,083

Operating activities

Net cash used in operating activities was RMB26.5 million (US$3.6 million) in 2024. The difference between our net cash used in operating activities and our net loss of RMB81.0 million (US$11.1 million) was due to (i) depreciation of property, equipment and leasehold improvement of RMB10.7 million (US$1.5 million), (ii) share-based compensation expenses of RMB14.2 million (US$1.9 million), (iii) a decrease in salary and welfare payable of RMB5.1 million (US$0.7 million), a decrease in accounts payable of RMB3.8 million (US$0.5 million), and (iv) partially offset by an increase in accrued expenses and other current liabilities of RMB29.7 million (US$4.1 million). The decrease in salary and welfare payable was primarily attributable to the decreased number of staff. Accounts payable decreased mainly due to the quicker settlement with our content creators. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in provision for litigation contingencies and advertising and promotional expenses.

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

Investing activities

Net cash used in investing activities was RMB12.0 million (US$1.6 million) in 2024 mainly attributed to (i) the purchase of short-term investments of RMB125.0 million (US$17.1 million) and (ii) the purchase of property, equipment and leasehold improvement of RMB11.1 million (US$1.5 million), which was partially offset by maturities of short-term investments of RMB125.0 million (US$17.1 million).

Net cash generated from investing activities was RMB105.7 million in 2023 mainly attributed to maturities of short-term investments of RMB111.0 million and disposal of property, equipment and leasehold improvement of RMB1.9 million, respectively, which offset by purchasing of intangible assets, property, equipment and leasehold improvement of RMB7.2 million.

Net cash used in investing activities was RMB122.8 million in 2022 mainly attributed to purchase of short-term investments of RMB191.0 million and property, equipment and leasehold improvement of RMB11.7 million.

Financing activities

Net cash used in financing activities was RMB3.0 million (US$0.4 million) in 2024 primarily due to repayments of short-term loans of RMB11.2 million (US$1.5 million).

Net cash used in financing activities was RMB71.7 million in 2023 primarily due to third-party loans net repayment by our subsidiary and the VIEs.

Net cash generated from financing activities was RMB4.8 million in 2022 primarily due to third-party loans taken out by our subsidiary and the VIEs.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, repayment of short-term loans and operating lease obligations.

Capital Expenditures

We made capital expenditures of RMB11.8 million, RMB7.2 million and RMB12.2 million (US$1.7 million) in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment, leasehold improvement and intangible assets. In next coming 12 months, we expect the majority of our capital expenditures will use for purchasing long-term assets above.

Contractual obligation

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due by Years Ending
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

	(in RMB thousands)
Lease obligations(1)	9,641	5,087	—	—	14,728
Short-term loans	7,188	—	—	—	7,188

Note:

(1)	Lease obligation represents the minimum commitments under non-cancelable operating lease agreements for our office premises and staff quarters.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries. We held cash and cash equivalents and restricted cash of RMB453.2 million (US$63.0 million) as of December 31, 2024, among which RMB132.8 million (US$18.5 million) was held by Sound Group Inc. Apart from such cash and cash equivalents held in the Cayman Islands, substantially all of our assets were held and substantially all of our net revenues were generated by our PRC subsidiaries, the VIEs and their subsidiaries.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We apply a more likely than not (defined as a likelihood of more than 50%) threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the possible amount being realized upon settlement. We adjust the unrecognized tax benefits as necessary when new information becomes available, including changes in tax law and regulations, and interactions with taxing authorities. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the possible amount of benefit that management believes is more likely than not to be realized upon settlement. Although we believe that our estimates are reasonable, the final tax amount could be different from the amounts reflected in our income tax provisions and accruals. To the extent that the final provision for income taxes in the period in which such a determination is made. For the years ended December 31, 2022, 2023 and 2024, we had recorded income tax expenses of RMB0.2 million, RMB0.4 million and RMB3.3 million (US$0.5 million), respectively.

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

We recognize deferred tax assets in connection with certain tax attributes, including mainly the net operating loss (“NOL”) carryforwards, and performs regular reviews to ascertain whether our deferred tax assets are realizable. These reviews include management’s estimates and assumptions regarding future taxable income and may incorporate various tax planning strategies, including strategies that may be available to utilize NOLs before they expire. In connection with these reviews, if it is determined that a deferred tax asset is not realizable, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if management determines that, based on revised estimates of future taxable income or changes in tax planning strategies, it is more likely than not that all or part of the deferred tax asset will become realizable. As of December 31, 2023 and 2024, management does not believe that sufficient positive evidence exists to conclude that the recoverability of our deferred tax assets is more likely than not to be realized. Consequently, we have provided full valuation allowances on the related deferred tax assets.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Jinnan (Marco) Lai	49	Founder, Chief Executive Officer and Chairman of the Board of Directors
Ms. Juan Ren	39	Vice President and Director
Mr. Yipeng Li	47	Independent Director
Mr. Ming Zhang	47	Independent Director
Mr. Xiang Wang	63	Independent Director
Ms. Chengfang Lu	37	Vice President of Finance and Acting Chief Financial Officer
Mr. Ning Ding	45	Co-founder and Chief Technology Officer
Mr. Zelong Li	40	Chief Operating Officer

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

Ms Juan Ren is our Vice President and director. Ms. Ren has served as our Vice President and director since January 2020. Ms. Ren has been the Vice President of Guangzhou Lizhi since 2011. Previously, Ms. Ren served as a financial manager for a branch of Shenzhen B&K New Energy Co., Ltd. from 2007 to 2011. Ms. Ren received her bachelor’s degree from Hubei Polytechnic University and EMBA degree from Guanghua School of Management, Peking University.

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

Mr. Xiang Wang has served as our independent director since July 2020. He is an independent consultant and investor. Since December 31, 2022, he has served as a senior adviser for Xiaomi Corporation. Prior to that, he served as Xiaomi Corporation’s President from November 2019 and as Partner and President from August 2020 to December 2022. Before then, he also served as Xiaomi Corporation’s Senior Vice President from 2015 to 2019. Mr. Wang has over 20 years of experience in the semiconductor and communications industry. Before joining Xiaomi Corporation, he was the Senior Vice President and President of Qualcomm Greater China. Mr. Wang graduated from the Beijing University of Technology with a bachelor’s degree in electronic engineering.

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

Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB13.0 million (US$1.8 million) on an accrual basis to our executive officers, and an aggregate of RMB2.6 million (US$0.4 million) on an accrual basis to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

As of February 28, 2025, there are 58,748,670 options and restricted share units outstanding that were granted to certain management members, employees and consultant corresponding to 58,748,670 of our Class A ordinary shares pursuant to the Second Amended and Restated 2019 Share Incentive Plan. Among those, a total 5,008,430 Class A ordinary shares corresponding to restricted shares units granted to certain of our management members and director, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong, as of February 28, 2025. Kastle Limited holds such ordinary shares in trust for the benefit of these management members and directors.

The maximum aggregate number of shares which may be issued pursuant to all awards under the Second Amended and Restated 2019 Share Incentive Plan is 170,000,000 Class A ordinary shares. As of February 28, 2025, awards representing 58,748,670 Class A ordinary shares have been granted and outstanding under the Second Amended and Restated 2019 Share Incentive Plan. The awards issued under the Second Amended and Restated 2019 Share Incentive Plan are vested by equal instalment from nil to four years upon our initial public offering in January 2020.

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

The following table summarizes, as of February 28, 2025, the number of the outstanding awards granted under the Second Amended and Restated 2019 Share Incentive Plan to our directors and executive officers.

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

As of February 28, 2025, other grantees under the Second Amended and Restated 2019 Share Incentive Plan as a group held awards representing 50,236,510 Class A ordinary shares.

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

Audit Committee. Our audit committee consists of Mr. Yipeng Li, Mr. Ming Zhang and Mr. Xiang Wang. Mr. Yipeng Li is the chairman of our audit committee. We have determined that each of Mr. Yipeng Li, Mr. Ming Zhang and Mr. Xiang Wang satisfies the “independence” requirements of Rule 5605(a) (2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Yipeng Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Board Diversity

Board Diversity Matrix (As of February 28, 2025)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		–
LGBTQ+		–

6.D.	Employees

We had 563 employees as of December 31, 2024. As of December 31, 2024, 34 of our full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of December 31, 2024:

	Number of
	employees	% of total
Research and development	369	65.5%
Operations and products	60	10.7%
Sales and marketing	62	11.0%
General and administration	72	12.8%
Total	563	100.0%

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 28, 2025 by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 987,114,810 ordinary shares issued and outstanding (excluding 5,008,430 ordinary shares issued to Kastle Limited).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 5,008,430 ordinary shares issued to Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, except when calculating the number of shares underlying share options held by such person or group that are exercisable or options and restricted share units that will become vested within 60 days after February 28, 2025.

	Ordinary Shares
				Percentage of
			Total ordinary	total ordinary	Percentage of
	Class A ordinary	Class B ordinary	shares on an as-	shares on an as-	aggregate voting
	shares	shares	converted basis	converted basis	power***
Directors and Executive Officers**†:
Mr. Jinnan (Marco) Lai(1)	—	192,215,000	192,215,000	19.5%	62.7%
Mr. Ning Ding(2)	1,000	39,000,000	39,001,000	4.0%	12.7%
Mr. Zelong Li	*	—	*	*	*
Mr. Yipeng Li	—	—	—	—	—
Ms. Juan Ren	*	—	*	*	*
Ms. Chengfang Lu	*	—	*	*	*
Mr. Ming Zhang	*	—	*	*	*
Mr. Xiang Wang	*	—	*	*	*
All Directors and Executive Officers as a Group	23,321,600	231,215,000	254,536,600	25.9%	76.2%
Principal Shareholders:
Voice Future Ltd(1)	—	192,215,000	192,215,000	19.5%	62.7%
Voice Intelligence Ltd(2)	—	39,000,000	39,000,000	4.0%	12.7%

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 987,114,810, being the number of ordinary shares outstanding as of February 28, 2025, excluding 5,008,430 ordinary shares held by Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, and (ii) the number of ordinary shares underlying options, restricted shares and restricted share units held by such person or group that are exercisable or issuable within 60 days after February 28, 2025.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The office address of our directors and executive officers is 108 Robinson Road, #09-01 Singapore 068900.

(1)	The number of ordinary shares beneficially owned represents 192,215,000 Class B ordinary shares held by Mr. Lai through Voice Future Ltd, or Voice Future. Voice Future is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Jinnan (Marco) Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Jinnan (Marco) Lai as settlor for the benefit of beneficiaries designated by Mr. Jinnan (Marco) Lai. All of the voting and dispositive power of Voice Future is vested in VOICE WORLD Ltd. VOICE WORLD Ltd is wholly owned by Mr. Jinnan (Marco) Lai. Voice Home Ltd disclaims beneficial ownership of the shares held by Voice Future Ltd except to the extent of its pecuniary interest therein. Voice Future is a company organized under the laws of the British Virgin Islands. The registered address of Voice Future is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. VOICE WORLD Ltd. is a company organized under the laws of the British Virgin Islands. The registered address of VOICE WORLD Ltd. is Start Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.
(2)	The number of ordinary shares beneficially owned represents 39,000,000 Class B ordinary shares held by Mr. Ning Ding through Voice Intelligence Ltd, or Voice Intelligence. Voice Intelligence is 5% owned by AI VOICE Ltd., an entity controlled by Mr. Ding, and 95% owned by Voice Tech Ltd. The entire interest of Voice Tech Ltd is held by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Ding as settlor for the benefit of beneficiaries designated by Mr. Ding. All of the voting and dispositive power of Voice Intelligence is vested in AI VOICE Ltd. AI VOICE Ltd is wholly owned by Mr. Ding. Voice Tech Ltd disclaims beneficial ownership of the shares held by Voice Intelligence Ltd except to the extent of its pecuniary interest therein. Voice Intelligence is a company organized under the laws of the British Virgin Islands. The registered address of Voice Intelligence is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of February 28, 2025, a total of 797,689,080 Class A ordinary shares are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADR program, representing approximately 80.8% of our total outstanding shares. In addition, none of our outstanding Class A ordinary shares was held by any record holder in the United States as of February 28, 2025.

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

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

During the year ended December 31, 2024, other than disclosed elsewhere, we did not have any other related party transactions.

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

Financial Impact

We have conducted credit evaluations of our receivables from the Financial Institution and concluded that the receivables are subject to a risk of default. As a result, the receivables is fully provided for as disclosed elsewhere in this annual report. We will continue to monitor the progress and assess the recoverability of the funds as new information becomes available.

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

Each ADS represents two hundred (200) of our Class A ordinary shares.

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

Beneficial Ownership. The Company is incorporated under the Companies Act and is therefore subject to the Cayman Islands Beneficial Ownership Transparency Act, 2023 (as amended), known as the BOTA. Under the BOTA, certain legal persons may benefit from an alternative route to compliance, such that the legal person is not required to establish and maintain a beneficial ownership register, but must provide the competent authority with written confirmation as to the legal person’s relevant category. Pursuant to the BOTA, our company benefits from an alternative route to compliance, such that our company is not required to maintain a beneficial ownership register as a result of being listed on an approved stock exchange listed in Schedule 4 of the Companies Act. Our company’s corporate service provider is required to file with the competent authority such written confirmation in accordance with the BOTA which shall include the name and jurisdiction of the approved stock exchange.

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case, our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to our average quarterly market capitalization for that year. Because our market capitalization declined substantially during 2023 and 2024, we believe we were likely a PFIC for our 2024 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2025 and possibly future taxable years. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear, and we have not obtained any valuation of our assets (including goodwill). Moreover, it is not entirely clear how the contractual arrangements between us, our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year for which we would not otherwise be a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2025 or any future taxable year. U.S. Holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules.

If we are a PFIC for any taxable year and any of our subsidiaries, the VIEs or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower- tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

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

As of December 31, 2024, we had U.S. dollar-denominated cash and cash equivalents and restricted cash of US$23.5 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2024 would result in a decrease of RMB16.9 million in cash and cash equivalents and restricted cash.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 1.8%, 0.2% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Payments by Depositary

In 2020, we have received US$1.0 million, net of applicable taxes as cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. In 2023 and 2024, we have paid a total of approximately US$1.5 million remuneration fee to the depositary bank in relation to the implementation of ADS ratio change.

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

As of the date of this annual report, we used US$38.1 million of the net proceeds received from our initial public offering for innovative products development, sales and marketing and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

For the period from April 2, 2021, the date that the registration statement on Form F-3 and the applicable prospectus supplement was declared effective by the SEC, to the date of this annual report, we used approximately US$10.8 million of the net proceeds received from follow-on offering for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as our management has identified two material weaknesses which are detailed under the section entitled “—Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2024, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to two material weaknesses identified in our internal control over financial reporting as described above.

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

Attestation Report of the Registered Public Accounting Firm

Remediation one of Material Weaknesses in Internal Control over Financial Reporting Reported in 2024

As of December 31, 2024, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we determined that the material weakness, which relates to our lack of comprehensive and continuous assessment and risk monitoring mechanism for our financial assets and collection risk associated with third-party financial institutions, previously identified by us and our independent registered public accounting firm had been remediated.

We have implemented a number of measures to address the material weakness that was identified. We have updated our fund management policies, which incorporate the assessment of financial institutions selection, periodic monitoring of changes in their operating conditions in subsequent periods, timely identification of other internal and external risk factors, and corresponding evaluations of the safety of our financial assets. We have established, and plan to continue to develop, an ongoing program to provide sufficient and appropriate training of financial assets management and credit risk assessment methods for relevant personnel.

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2024.

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

	Year Ended December 31,
Services	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	7,300	14,741	3,139
Total	7,300	14,741	3,139

Note:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

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

The table below is a summary of the shares repurchased by us from December 2023 to December 31, 2024. All shares were repurchased in the open market pursuant to such share repurchase programs. No shares were repurchased after March 2024.

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

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

For a detailed description of the change in registrant’s certifying accountant, see “Item 16.F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on October 31, 2024.

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

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Concerns about the collection, use and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business” on page 43 of this annual report.

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

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)
2.4	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)
4.1

Sound Group Inc. (formerly known as LIZHI INC.) Amended and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (File no. 001-39177) filed with the SEC on April 20, 2020)

4.2

Sound Group Inc. (formerly known as LIZHI INC.) Second Amended and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File no. 333-259595) filed with the SEC on September 17, 2021)

4.3

Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.4

Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.5

Shareholders Agreement dated March 6, 2019 by and among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.6

English translation of the equity pledge agreement entered into on January 17, 2023 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.6 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.7

English translation of the supplemental agreement of the equity pledge agreement entered into on May 8, 2023 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.7 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)

4.8

English translation of the exclusive equity transfer option agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.7 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.9

English translation of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

4.10

English translation of the supplementary agreement of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on May 8, 2023 by and between Hongyi Technology and Guangzhou Lizhi (incorporated by reference to Exhibit 4.10 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)

4.11

English translation of the business operation agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.9 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.12

English translation of the power of attorney dated January 17, 2023 issued by Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (珠海市大音若希企业管理中心(有限合伙)), one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.10 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.13

English translation of the power of attorney dated January 17, 2023 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.11 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.14

English translation of the power of attorney dated January 17, 2023 issued by Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司), one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.12 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.15

English translation of the first amended and restated agreement of equity pledge agreement entered into on January 6, 2023 by and between Guangzhou QingYin and the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.13 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.16

English translation of the supplementary agreement of the first amended and restated agreement of equity pledge agreement entered into on May 8, 2023 by and between Guangzhou QingYin and the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.16 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)

4.17

English translation of the first amended and restated agreement of exclusive equity transfer option agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.14 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.18

English translation of the exclusive technical consulting and management service agreement entered into on July 19, 2022 by and between Guangzhou QingYin and Guangzhou Huanliao (incorporated by reference to Exhibit 4.15 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.19

English translation of the supplementary agreement of exclusive technical consulting and management service agreement entered into on May 8, 2023 by and between Guangzhou QingYin and Guangzhou Huanliao (incorporated by reference to Exhibit 4.19 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)

4.20

English translation of the first amended and restated agreement of business operation agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and, the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.16 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.21

English translation of the power of attorney dated January 6, 2023 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.17 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.22

English translation of the power of attorney dated January 6, 2023 issued by Ms. Juan Ren, one of the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.18 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

8.1*	Significant subsidiaries and VIEs of the registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)

11.2*	Insider Trading Policies
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Fangda Partners
15.3*	Consent of Enrome LLP
97.1	Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sound Group Inc.

By:	/s/ Jinnan (Marco) Lai
	Name:	Jinnan (Marco) Lai
	Title:	Chief Executive Officer, Director

Dated: April 29, 2025

SOUND GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sound Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sound Group Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

/s/ Enrome LLP

We have served as the Group’s auditor since 2024

Singapore

April 29, 2025

SOUND GROUP INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	As of	As of
	December 31, 2023	December 31, 2024
			US$
	RMB	RMB	Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	494,965	441,858	60,534
Restricted cash	2,652	11,305	1,549
Accounts receivable, net	1,557	1,082	148
Prepayments and other current assets	33,914	35,106	4,810
Total current assets	533,088	489,351	67,041
Non-current assets:
Property, equipment and leasehold improvement, net	17,288	16,491	2,259
Intangible assets, net	1,390	1,176	161
Right-of-use assets, net	13,990	12,692	1,739
Other non-current assets	818	1,730	237
Total non-current assets	33,486	32,089	4,396
TOTAL ASSETS	566,574	521,440	71,437
LIABILITIES (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB214.8 million and RMB248.1 million as of December 31, 2023 and 2024, respectively)
Current liabilities:
Accounts payable	43,184	39,379	5,395
Deferred revenue	29,248	30,960	4,242
Salary and welfare payable	136,869	131,186	17,972
Taxes payable	4,463	7,267	996
Short-term loans	—	7,188	985
Lease liabilities due within one year	10,351	8,240	1,129
Accrued expenses and other current liabilities	48,510	78,491	10,752
Total current liabilities	272,625	302,711	41,471

SOUND GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	As of	As of
	December 31, 2023	December 31, 2024
			US$
	RMB	RMB	Note 2(e)
Non-current liabilities:
Lease liabilities	3,936	4,424	606
Total non-current liabilities	3,936	4,424	606
TOTAL LIABILITIES	276,561	307,135	42,077

COMMITMENTS AND CONTINGENCIES (NOTE 16)
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 838,962,260 shares issued and 819,084,610 shares outstanding as of December 31, 2023; 1,268,785,000 shares authorized, 838,962,260 shares issued and 755,676,810 shares outstanding as of December 31, 2024).	557	557	76
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2023 and December 31, 2024, respectively).	168	168	23
Treasury stock	(958)	(10,182)	(1,395)
Additional paid in capital	2,688,450	2,703,147	370,330
Statutory reserves	1,642	2,605	357
Accumulated deficit	(2,408,307)	(2,490,809)	(341,239)
Accumulated other comprehensive income	17,923	29,803	4,083
TOTAL Sound Group Inc.’s SHAREHOLDERS’ EQUITY	299,475	235,289	32,235

Non-controlling interests	(9,462)	(20,984)	(2,875)

TOTAL SHAREHOLDERS’ EQUITY	290,013	214,305	29,360
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	566,574	521,440	71,437

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2022	2023	2024
				US$
	RMB	RMB	RMB	Note 2(e)
Net revenues	2,185,266	2,071,772	2,031,806	278,356
Cost of revenues	(1,468,921)	(1,486,397)	(1,474,948)	(202,067)
Gross profit	716,345	585,375	556,858	76,289
Operating expenses:
Selling and marketing expenses	(259,618)	(237,646)	(307,281)	(42,097)
General and administrative expenses	(106,727)	(193,907)	(106,587)	(14,602)
Research and development expenses	(283,349)	(301,490)	(232,693)	(31,879)
Total operating expenses	(649,694)	(733,043)	(646,561)	(88,578)
Operating income/(loss)	66,651	(147,668)	(89,703)	(12,289)
Other income/(loss):
Interest expenses	(2,474)	(1,563)	(416)	(57)
Foreign exchange losses	(1,052)	(1,488)	(4,209)	(577)
Interest income and investment income	7,282	10,820	10,042	1,376
Government grants	14,360	9,395	2,148	294
Others, net	1,944	(3,577)	4,423	606
Income/(loss) before income taxes	86,711	(134,081)	(77,715)	(10,647)
Income tax expenses	(207)	(434)	(3,261)	(447)
Net income/(loss)	86,504	(134,515)	(80,976)	(11,094)
Net loss attributable to the non-controlling interests shareholders	13	7,864	11,396	1,561
Net income/(loss) attributable to the Sound Group Inc.’s ordinary shareholders	86,517	(126,651)	(69,580)	(9,533)
Net income/(loss)	86,504	(134,515)	(80,976)	(11,094)
Other comprehensive income:
Foreign currency translation adjustments	24,314	3,277	11,754	1,610
Total other comprehensive income	24,314	3,277	11,754	1,610
Total comprehensive income/(loss)	110,818	(131,238)	(69,222)	(9,484)
Comprehensive loss attributable to the non-controlling interests shareholders	13	7,953	11,522	1,579
Comprehensive income/(loss) attributable to the Sound Group Inc.’s ordinary shareholders	110,831	(123,285)	(57,700)	(7,905)
Net income/(loss) attributable to the Sound Group Inc.’s ordinary shareholders per share
Basic	0.08	(0.12)	(0.07)	(0.01)
Diluted	0.08	(0.12)	(0.07)	(0.01)
Weighted average number of ordinary shares
Basic	1,036,485,949	1,078,969,851	1,026,725,421	1,026,725,421
Diluted	1,038,617,910	1,078,969,851	1,026,725,421	1,026,725,421
Net income/(loss) attributable to the Sound Group Inc.’s ordinary shareholders per ADSs
Basic	16.69	(23.48)	(13.55)	(1.86)
Diluted	16.66	(23.48)	(13.55)	(1.86)
Weighted average number of ADSs
Basic	5,182,430	5,394,849	5,133,627	5,133,627
Diluted	5,193,090	5,394,849	5,133,627	5,133,627

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

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

							Accumulated
					Additional		other		Non-	Total
	Ordinary shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amounts	Shares	Amounts	capital	reserves	(loss)/income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2024	1,070,177,260	725	(19,876,420)	(958)	2,688,450	1,642	17,923	(2,408,307)	(9,462)	290,013
Net loss	—	—	—	—	—	—	—	(69,580)	(11,396)	(80,976)
Repurchase of common shares	—	—	(87,563,400)	(9,241)	—	—	—	—	—	(9,241)
Share-based compensation	—	—	—	—	13,143	—	—	—	—	13,143
Vesting of restricted share units	—	—	13,975,600	10	1,554	—	—	—	—	1,564
Exercise of share options	—	—	10,180,000	7	—	—	—	—	—	7
Appropriation to statutory reserves	—	—	—	—	—	1,813	—	(1,813)	—	—
Capital reduction in VIEs	—	—	—	—	—	(850)	11,959	(11,109)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(79)	—	(126)	(205)
Balance at December 31, 2024	1,070,177,260	725	(83,284,220)	(10,182)	2,703,147	2,605	29,803	(2,490,809)	(20,984)	214,305

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2022	2023	2024
				US$
	RMB	RMB	RMB	Note 2(e)
Cash flows from operating activities:
Net income/(loss)	86,504	(134,515)	(80,976)	(11,094)
Adjustment to reconcile net (loss)/income to net cash generated from/(used in) operating activities:
Depreciation of property, equipment and leasehold improvement	18,056	13,218	10,711	1,467
Amortization of intangible assets	1,202	983	661	91
Amortization of right-of-use assets	14,557	16,903	17,460	2,392
Foreign exchange losses	1,052	1,488	4,209	577
Investment income	(331)	(188)	(919)	(126)
Interest expense	217	—	—	—
Share-based compensation	29,233	26,755	14,150	1,938
Allowance for expected credit loss	—	90,789	—	—
Losses/(gains) on disposal of property equipment	105	(438)	90	12
Changes in operating assets and liabilities:
Accounts receivable	3,225	1,637	475	65
Prepayments and other current assets	4,012	(94,572)	(432)	(59)
Accounts payable	(26,961)	(10,648)	(3,805)	(521)
Deferred revenue	15,020	(6,429)	1,712	235
Salary and welfare payable	11,505	499	(5,136)	(704)
Taxes payable	537	(549)	3,450	473
Lease liabilities	(15,169)	(18,057)	(17,785)	(2,437)
Accrued expenses and other current liabilities	(5,997)	31	29,666	4,066
Other non-current liabilities	(500)	(3,952)	—	—
Net cash generated from/ (used in) operating activities	136,267	(117,045)	(26,469)	(3,625)
Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(11,691)	(5,961)	(11,072)	(1,517)
Purchase of intangible assets	(149)	(1,261)	(1,099)	(151)
Purchase of short-term investments	(191,022)	—	(125,000)	(17,125)
Maturities of short-term investments	80,000	111,022	125,000	17,125
Net cash received from disposal of property, equipment and leasehold improvement	79	1,853	197	27
Net cash (used in)/ generated from investing activities	(122,783)	105,653	(11,974)	(1,641)
Cash flows from financing activities：
Proceeds from issuance of ordinary shares	—	—	—	—
Proceeds from exercise of vested share options	5	5	7	1
Proceeds from short-term loans	72,015	40,900	18,377	2,518
Repayments of short-term loans	(67,249)	(114,878)	(11,188)	(1,533)
Cash paid for repurchase of common shares	—	—	(10,190)	(1,396)
Capital contributions from the non-controlling interest shareholders	—	2,299	—	—
Net cash generated from/(used in) financing activities	4,771	(71,674)	(2,994)	(410)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	22,812	2,168	(3,017)	(414)
Net increase/(decrease) in cash, cash equivalents and restricted cash	41,067	(80,898)	(44,454)	(6,090)
Cash, cash equivalents and restricted cash at beginning of the year	537,448	578,515	497,617	68,173
Cash, cash equivalents and restricted cash at end of the year	578,515	497,617	453,163	62,083
Reconciliation to amounts on consolidated balance sheets:
Cash, cash equivalents	568,192	494,965	441,858	60,534
Restricted cash	10,323	2,652	11,305	1,549

Total Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	578,515	497,617	453,163	62,083
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(2,227)	(2,051)	(416)	(57)
Income taxes paid	(100)	(495)	(1,861)	(255)

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	13,505	6,127	16,277	2,230

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

As of December 31, 2024, the Company’s consolidated subsidiaries, the VIEs and subsidiaries of the VIEs are as follows:

	Place and	Percentage of
	year of	direct or indirect
	Incorporation/	economic ownership
Major Subsidiaries	acquisition	%	Principal activities
Lizhi Inc. (“Lizhi BVI”)	British Virgin Islands, Y2010	100	Investment holding
Lizhi Holding Limited (“Lizhi HK”)	Hong Kong, China Y2010	100	Investment holding
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”)	Beijing, China Y2011	100	Technical support and consulting services, advertising service
Tiya Inc. (“Tiya Cayman”)	Cayman Islands, Y2019	100	Investment holding
VOCAL BEATS Inc. (“Vocal Beats”)	British Virgin Islands, Y2019	68.5	Investment holding
TIYA INC. (“Tiya BVI”)	British Virgin Islands, Y2019	100	Investment holding
Tiya Holding Limited (“Tiya HK”)	Hong Kong, China, Y2019	100	Investment holding
TIYA PTE. LTD.	Singapore, Y2019	100	Social Networking and others
NASHOR PTE. LTD.	Singapore, Y2019	68.5	Social Networking and others
BUZ TECHNOLOGY PTE. LTD.	Singapore, Y2021	68.5	Social Networking and others
VOPI PTE. LTD.	Singapore, Y2021	68.5	Social Networking and others
Vocalbeats CO., LTD. (Formerly known as TIYA CO., LTD.)	Japan, Y2022	68.5	Social Networking and others
FUNAGE FZ-LLC	UAE, Y2022	68.5	Social Networking and others
SONICO SDN. BHD.	Malaysia, Y2022	68.5	Technical support and consulting services
Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”)	Guangzhou, China, Y2019	100	Technical support and consulting services
Tiya Inc. (“Tiya USA”)	USA, Y2020	100	Social Networking and others
Guangzhou QingYin Information Technology Co., Ltd. (“Guangzhou QingYin”)	Guangzhou, China, Y2022	100	Technical support and consulting services
Guangzhou Yuyin Information Technology Co., Ltd.	Guangzhou, China, Y2022	68.5	Technical support and consulting services
Guangzhou Yuechuang Information Technology Co., Ltd.	Guangzhou, China, Y2022	100	Technical support and consulting services

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities (Continued)

	Place and	Percentage of
	year of	direct or indirect
	incorporation/	economic ownership
Major VIEs	acquisition	%	Principal activities
Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”)	Guangzhou, China Y2007	100	Audio entertainment and podcast business
Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”)	Guangzhou, China Y2016	100	Audio entertainment business and others

	Place and	Percentage of
	year of	direct or indirect
	incorporation	economic ownership
Major subsidiaries of VIEs	acquisition	%	Principal activities
Wuhan Lizhi Network Technology Co., Ltd.	Wuhan, China Y2017	100	Audio entertainment business and others
Wuhan Yuyinliaorao Network Technology Co., Ltd.	Wuhan, China Y2019	100	Audio entertainment business and others
Guangzhou Qianyue Media Co., Ltd.	Guangzhou, China Y2023	100	Audio entertainment business and others
Beijing Guoyin Network Technology Co., Ltd.	Beijing, China Y2020	100	Technical support and consulting services
Hainan Kuangyin Network Technology Co., Ltd.	Hainan, China Y2021	100	Technical support and consulting services

History of the Group

Initial Public Offering

In January 2020, the Company completed an IPO in which an aggregate of 82,000,000 Class A ordinary shares was offered and sold in the form of ADSs. On January 17, 2020, the ADSs have been listed on the Nasdaq Global Market under the symbol “LIZI”. In January 2024, the Company changed the ticker symbol from “LIZI” to “SOGP” and changed corporate name from “LIZHI INC.” to “Sound Group Inc.”.

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

Guangzhou Lizhi (Continued)

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

Guangzhou Huanliao (Continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the VIEs as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	168,694	187,693
Restricted cash	—	1,733
Accounts receivable, net	922	482
Prepayments and other current assets	19,261	18,006
Amount due from the subsidiaries of the Group	36,484	67,916
Total current assets	225,361	275,830
Non-current assets:
Property, equipment and leasehold improvement, net	10,726	6,996
Intangible assets, net	1,314	1,049
Right-of-use assets, net	885	623
Total non-current assets	12,925	8,668
TOTAL ASSETS	238,286	284,498
Current liabilities:
Accounts payable	40,066	38,185
Deferred revenue	25,389	29,318
Salary and welfare payable	113,320	104,247
Taxes payable	2,784	5,002
Lease liabilities due within one year	632	235
Accrued expenses and other current liabilities	32,352	70,722
Amount due to the subsidiaries of the Group	394,482	463,809
Total current liabilities	609,025	711,518
Non-current liabilities:
Lease liabilities	255	385
Total non-current liabilities	255	385
TOTAL LIABILITIES	609,280	711,903

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

	For the year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	2,155,620	2,069,491	2,026,664
Net income/(loss)	106,188	(23,554)	(56,416)

Included in the net income/(loss) of the VIEs are charges for technical development or technical service fees paid to other entities within the Group. The amount of such fees were RMB82.1 million, RMB136.7 million, and RMB173.9 million in 2022, 2023 and 2024, respectively.

	For the year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	147,067	(25,170)	(15,009)
Net cash (used in)/generated from investing activities	(5,576)	(2,181)	(699)
Net cash (used in)/generated from financing activities	(33,960)	(106,058)	36,440
Net increase/(decrease) in cash, cash equivalents and restricted cash	107,531	(133,409)	20,732

For the years ended December 31, 2022, 2023 and 2024, net cash (used in)/generated from financing activities in the VIEs consist of: i) net repayments to the Group companies, amounting to RMB31.8 million, RMB39.3 million and nil, respectively, ii) net borrowing from the Group companies’ loans of nil, nil and RMB36.4 million, respectively, and iii) net (repayments to)/borrowing from bank loans of RMB(2.2) million, RMB(66.8) million and nil, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounted to approximately RMB51.0 million and RMB51.0 million as of December 31, 2023 and 2024, respectively, as well as certain non-distributable statutory reserves amounting to RMB0.6 million and RMB0.6 million as of December 31, 2023 and 2024, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting a significant portion of businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1.	Organization and Principal Activities (Continued)

Liquidity

The Group incurred net income/(loss) of RMB86.5 million, RMB(134.5) million and RMB(81.0) million for the years ended December 31, 2022, 2023 and 2024, respectively. Net cash generated from/ (used in) operating activities were RMB136.3 million, RMB(117.0) million and RMB(26.5) million for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit was RMB2,408.3 million and RMB2,490.8 million as of December 31, 2023 and 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

The Group’s principal sources of liquidity have been cash generated from its operations and contributions from its shareholders, as well as short term borrowings. As of December 31, 2024, it had RMB441.9 million (US$60.5 million) in cash and cash equivalents which are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less. The Group had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB186.6 million (US$25.6 million) as of December 31, 2024. Therefore, the Group believes its current cash and cash equivalents will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

Translations of balances in the consolidated balance sheets, the consolidated statements of operations and comprehensive (loss)/income and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate or at any other rate.

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

See Note 18 for additional information relating to fair value measurements as of December 31, 2024.

g)	Cash and cash equivalents

Cash and cash equivalents mainly represent cash and demand deposits placed with financial institutions, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2023 and 2024, the Group had cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay in connection with the collection of service fees online for a total amount of RMB12.4 million and RMB13.1 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

As of December 31, 2023 and 2024, the Group had approximately RMB360.5 million and RMB218.2 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 72.5% and 49.4% of total cash and cash equivalents of the Group, respectively. Cash transfers from the Company’s PRC subsidiaries and VIEs to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

The Group had no lien arrangements during the years ended December 31, 2022, 2023 and 2024.

h)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2024, the Group’s restricted bank balances amounted to RMB11.3 million, among which RMB1.7 million represents restricted deposits as security required by the court (due to pending litigations) and RMB9.6 million represents restricted deposits used as security for credit cards and short-term loans.

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

Licensed Copyright	1 to 3 years
Licensed Software	1 to 10 years
Trademark and others	3 to 5 years

m)	Impairment of long-lived assets

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

The following table summarizes the revenue by type of service provided by the Group:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Audio entertainment	2,174,314	2,063,346	2,018,598
Podcast, advertising and others	10,952	8,426	13,208
Total	2,185,266	2,071,772	2,031,806

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

During the years ended December 31, 2022, 2023 and 2024, the Group recognized revenue amounted to RMB12.5 million, RMB14.0 million and RMB12.9 million, respectively, that was included in the corresponding opening deferred revenue balance of the year.

During the years ended December 31, 2022, 2023 and 2024, the Group did not have any arrangement where the performance obligations had already been satisfied in the past year but recognized the corresponding revenue in the current year.

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

Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits to the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of the Group’s corporate image and mobile app, and the organization of offline events between hosts and users. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, advertising and promotional expenses were RMB228.2 million, RMB202.6 million and RMB278.7 million, respectively.

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

The Group has operating leases for office buildings and has no finance leases as of December 31, 2023 and 2024. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

u)Share-based compensation (Continued)

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

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses were approximately RMB53.9 million, RMB46.4 million and RMB36.3 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive (loss)/income. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2022, 2023 and 2024.

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

y)	Net income/(loss) per share

Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares, restricted shares and restricted share units, unless they were anti-dilutive. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e., an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.

The Group used the two-class method of computing basic earnings per share before the IPO in January 2020. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares were participating securities because they were entitled to receive dividends or distributions on an as converted basis. Upon the completion of the Company’s IPO in January 2020, the preferred shares were automatically converted into ordinary shares. The two-class method of computing net income/(loss) per share ceased to apply on the conversion date.

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

The following table presents the Group’s appropriations to statutory reserves for the years ended December 31, 2022, 2023 and 2024:

	December 31,	December 31,	December 31,
	2022	2023	2024
Appropriations to statutory reserves	529	1,113	1,813

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.Significant Accounting Policies (Continued)

aa)Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in (deficit)/equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

bb)Segment reporting

Based on the criteria established by ASC 280, Segment Reporting, the Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. The Group has internal reporting of net revenues, cost of revenues and expenses by nature as a whole. Management has determined that the Group operates in one segment.

cc)Concentration and credit risk

Advertising and promotional service providers

The Group relied on advertising and promotional service providers and their affiliates to promote its platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The number of advertising and promotional service providers during the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the year ended December 31,
	2022	2023	2024
Total number of advertising and promotional service providers	182	121	282
Number of service providers that each accounted for 10% or more of the Group’s advertising and promotional expenses	2	3	2
Total percentage of the Group’s advertising and promotional expenses that were paid to these service providers who each accounted for 10% or more of the Group’s advertising and promotional service expenses	35.7%	59.4%	48.4%

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other receivables (recorded in “Prepayments and other current assets”). As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in financial institutions which management consider being of high credit quality. Under Chinese mainland law, it is generally required that a commercial bank in the Chinese mainland that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money. Banks in the Chinese mainland are subject to a series of risk control regulatory standards, and bank regulatory authorities in the Chinese mainland are empowered to take over the operation and management of any Chinese mainland bank that faces a material credit crisis. Accounts receivable is typically unsecured and is generally derived from revenue earned from advertising business.

The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on the payment platforms, customers and the ongoing monitoring process of outstanding balances.

The Group is exposed to certain default risk with respect to its receivables from a third-party financial institution, which is fully provided for as disclosed in Note 5. The Group has conducted credit evaluations of its receivables from the financial institution on an individual or collective basis. Credit risk is controlled by the application of credit approvals, limits and monitoring procedures.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2.Significant Accounting Policies (Continued)

cc)Concentration and credit risk (Continued)

Major customers for advertising business

There were two and one customer that had receivable balances derived from advertising business exceeding l0% of the total accounts receivable balances of the Group as of December 31, 2023 and 2024, respectively, as follows:

	December 31,	December 31,
	2023	2024
Customer A	69.9%	99.9%
Customer B	30.1%	—

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

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

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

In November 2024, the FASB issued ASU 2024-03, which requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2023 and 2024 primarily consist of the following currencies:

	December 31, 2023	December 31, 2024
	RMB	RMB
Cash and cash equivalents:
RMB	405,467	252,924
US$	81,253	169,049
Others	8,245	19,885
Total cash and cash equivalents	494,965	441,858

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

4.Accounts Receivable, Net

Accounts receivable, net is consisted of the following:

	December 31, 2023	December 31, 2024
	RMB	RMB
Accounts receivable, gross:	1,596	1,121
Less: allowance for expected credit loss of receivables	(39)	(39)
Accounts receivable, net	1,557	1,082

The following table sets out movements of the credit loss provision for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	—	—	(39)
Current year provision	—	(39)	—
Balance at end of the year	—	(39)	(39)

5.Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Receivables from a third-party financial institution(1)	90,659	92,012
Prepayments to vendors	11,815	11,513
Deposits	5,624	7,917
Receivables from third-party online payment platform	1,884	3,143
Deductible VAT	4,922	7,117
Receivables from bank funds in transit	4,604	—
Staff advances	325	878
Others	4,831	4,629
Sub-total	124,664	127,209
Less: allowance for expected credit loss of receivables	(90,750)	(92,103)
Total	33,914	35,106
(1)	In March 2024, the Company encountered difficulties obtaining response from a third-party financial institution in which the Company had RMB 90.7 million (US$12.8 million) deposit remaining. The Company had recorded a full allowance of provision for credit loss amounting to RMB90.7 million (US$12.8 million) for the Relevant Deposit in the consolidated statements of operations and comprehensive (loss)/income for the year ended December 31, 2023. The Company’s management has been following up on the subsequent developments of the matter by seeking legal advice on the various possibilities during the year. As of the report date, there has been no substantial progress in this matter.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

6.Property, Equipment and Leasehold Improvement, Net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Electronic equipment	79,432	87,232
Furniture and office equipment	2,890	2,851
Vehicles	294	—
Leasehold improvement	17,373	17,498
Total property, equipment and leasehold improvement	99,989	107,581
Less: accumulated depreciation	(82,701)	(91,090)
Property, equipment and leasehold improvement, net	17,288	16,491

Depreciation expenses were RMB18.1 million, RMB13.2 million and RMB10.7 million for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment charge was recognized for any of the years presented.

7.Leases

The Group’s operating leases mainly related to offices facilities and staff quarters. As of December 31, 2023 and 2024, the Group recognized the following items related to operating leases on its consolidated balance sheet:

	December 31, 2023	December 31, 2024
	RMB	RMB
Operating lease ROU assets	13,990	12,692
Operating lease liabilities, non-current	(3,936)	(4,424)
Operating lease liabilities, current	(10,351)	(8,240)
Total operating lease liabilities	(14,287)	(12,664)
Weighted average remaining lease term	1.5 years	1.6 years
Weighted average discount rate	5.7%	4.9%

The components of lease cost for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease cost	17,284	16,903	17,460
Short-term lease cost	10,974	12,895	9,706
Total lease cost	28,258	29,798	27,166

No lease cost was capitalized as part of the cost of another asset.

Supplemental cash flow information related to the operating leases was as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash payments for operating leases	17,910	18,257	17,754
Right-of-use assets obtained in exchange for operating lease liabilities	13,505	6,127	16,277

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

7.Leases (Continued)

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2024 is as follows:

RMB
2025	8,649
2026	3,793
2027	719
Total future lease payments	13,161
Impact of discounting remaining lease payments	(497)
Total lease liabilities	12,664

The increase of operating lease assets obtained in exchange for operating lease liabilities in 2024 was mainly due to the renewal of lease agreements that expired, and several new lease agreements signed by the Group in 2024. As of December 31, 2023 and 2024, the Group had no operating leases that had not yet commenced.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. For the years ended December 31, 2021, 2023 and 2024, the Company’s overseas entity recognized income tax expense/(credit) amounted to RMB0.1 million, RMB(0.1) million and nil, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8.Taxation (Continued)

a)Income taxes (Continued)

China

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIEs and subsidiaries of the VIEs are subject to an income tax of 25%, except for Guangzhou Lizhi and Guangzhou Huanliao. Due to their current status of entitled High and New Technology Enterprise (“HNTE”), Guangzhou Lizhi and Guangzhou Huanliao enjoy a preferential tax rate of 15% for the year ended December 31, 2022, 2023 and 2024. This status is subject to annual evaluation and a requirement that Guangzhou Lizhi and Guangzhou Huanliao reapply for HNTE status every three years.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 onwards, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). The additional tax deducting amount of the qualified research and development expenses have been increased from 75% to 100%, effective from 2023 onwards.

Qualified subsidiaries and VIEs of the Group claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Tax rate difference from preferential tax treatments and statutory rate in other jurisdictions	(0.1)	(29.6)	(23.8)
Effect of withholding taxes	—	—	(1.0)
Permanent differences(1)	(33.4)	25.4	43.0
Change in valuation allowances	8.7	(21.2)	(47.4)
Effective income tax rate	0.2	(0.4)	(4.2)
(1)	The permanent differences mainly consist of additional super deduction for research and development expenditures, and certain non-deductible expenses.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8.Taxation (Continued)

a)Income taxes (Continued)

China (Continued)

As of December 31, 2024, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB
Loss expiring in 2025	19,756
Loss expiring in 2026	44,434
Loss expiring in 2027	30,029
Loss expiring in 2028	71,158
Loss expiring in 2029	190,455
Loss expiring in 2030	156,066
Loss expiring in 2031	207,664
Loss expiring in 2032	14,027
Loss expiring in 2033	98,722
Loss expiring in 2034	129,473
961,784

b)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	116,862	136,584
Advertising expenses in excess of deduction limit	1	8
Total deferred tax assets	116,863	136,592
Less: valuation allowances	(116,863)	(136,592)
Net deferred tax assets	—	—

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

	Balance at January 1	Movement*	Balance at December 31
	RMB	RMB	RMB
2022	(112,838)	4,237	(108,601)
2023	(108,601)	(8,262)	(116,863)
2024	(116,863)	(19,729)	(136,592)
*

The movement in valuation allowances were due to the changes of deferred tax assets recognized for net operating tax loss carry forwards, advertising expenses in excess of deduction limit and deferred revenue.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8.Taxation (Continued)

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

To the extent that subsidiaries, VIEs and subsidiaries of the VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2023, the Company did not record any such withholding tax of its subsidiaries, the VIEs and subsidiaries of the VIEs in the PRC as they are still in accumulated deficit position.

In 2024, the Group determined to cause one of its PRC subsidiaries, Guangzhou Tiya, to declare and distribute a cash dividend of part of its earnings, amounted to RMB8.0 million, to its direct oversea parent company, Tiya HK. As a result, Guangzhou Tiya paid a withholding tax in the amount of RMB0.8 million in 2024.

The Group has a plan to indefinitely reinvest its aggregate undistributed earnings and reserves and any future earnings in the PRC for use in the operation. Accordingly, no deferred tax liability on 10% withholding tax of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2023 and 2024.

9.Taxes Payable

The Group’s subsidiaries, the VIEs and subsidiaries of the VIEs incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of taxes payable as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB	RMB
VAT payables	1,441	2,516
Withholding individual income taxes for employees	2,168	2,318
Income tax payable	496	1,896
Others	358	537
Total	4,463	7,267

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

10.Short-term Loans

The Group obtained bank credit facilities totaling RMB103.1 million and unused credit line amount was RMB95.9 million as of December 31, 2024.

As of December 31, 2023 and 2024, the loans obtained by the Group under these bank facilities have maturity dates that are less than six months and the weighted average interest rate for the outstanding loans was nil and 5.7%, respectively.

As of December 31, 2023 and 2024, the balance of short-term loans was nil and RMB7.2 million, respectively. For the short-term loan as of December 31, 2024, with a term spanning from August 28, 2024 to January 22, 2025, it is secured by a standby letter of credit in the amount of RMB7.9 million provided by Guangzhou Tiya.

11.Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB	RMB
Advertising and promotional expenses	25,196	60,546
Professional service fees	11,759	3,952
Payable for property, equipment and leasehold improvement, net	329	140
Payable for share repurchase program	949	—
Payable for remuneration fee of ADR program	3,517	—
Accrued sales rebates for advertising business	467	381
Provision for litigation contingencies	2,403	8,896
Others	3,890	4,576
Total	48,510	78,491

12.Cost of Revenues

The following is a summary of cost of revenues for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue sharing fees	1,351,096	1,368,498	1,377,765
Salary and welfare benefits	40,653	45,273	28,600
Payment handling costs	22,899	21,076	20,836
Bandwidth costs	32,795	39,424	36,218
Share-based compensation expense	7,052	3,845	1,788
Others	14,426	8,281	9,741
Total	1,468,921	1,486,397	1,474,948

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

13.Ordinary Shares and treasury shares (Continued)

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

On December 13, 2023, the Company announced a share repurchase program under which the Company repurchase its Class A ordinary shares with an aggregate value of up to US$3.0 million over the next 12-month period. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company repurchased an aggregate of 483,643 ADSs, representing 96,728,600 Class A ordinary shares from the open market at an average price of US$2.8882 per ADS or US$0.0144 per Class A ordinary shares, for aggregate consideration of US$1.4 million as of the year ended December 31, 2024. The repurchased shares have not been cancelled by the end of 2024 and are reflected as treasury stock.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(a)Description of stock incentive plan (Continued)

Share-based compensation recognized for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cost of revenues	7,052	3,845	1,788	245
Selling and marketing expenses	2,259	2,012	994	136
General and administrative expenses	9,659	9,458	5,702	781
Research and development expenses	10,263	11,440	5,666	776
Total	29,233	26,755	14,150	1,938

As of December 31, 2023 and 2024, total unrecognized compensation expenses related to unvested awards granted under the Second Amended and Restated 2019 Share Incentive Plan were RMB26.5 million and RMB6.2 million (US$0.8 million), respectively. As of December 31, 2023 and 2024, the weighted average remaining vesting period for share-based awards were 2.16  and 1.62 years, respectively.

During the years ended December 31, 2022, 2023 and 2024, there was no cash settled equity instrument granted under share-based payment arrangements, and no compensation cost for share-based payment arrangements was capitalized as part of the cost of an asset.

(b)Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2022, 2023 and 2024.

				Weighted average	Remaining	Aggregated
	Employees	Consultants	Total	exercise price	contractual life	intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB
Outstanding at January 1, 2022	49,697	863	50,560	0.0001	2.56	29,786
Granted	24,924	—	24,924	0.0001	—	—
Exercised	(7,894)	—	(7,894)	0.0001	—	—
Forfeited	(6,076)	—	(6,076)	0.0001	—	—
Outstanding at December 31, 2022	60,651	863	61,514	0.0001	2.98	13,452
Exercisable as of December 31, 2022	16,421	682	17,103	0.0001	—	3,740

Outstanding at January 1, 2023	60,651	863	61,514	0.0001	2.98	13,452
Granted	15,593	—	15,593	0.0001	—	—
Exercised	(4,632)	—	(4,632)	0.0001	—	—
Forfeited	(326)	—	(326)	0.0001	—	—
Outstanding at December 31, 2023	71,286	863	72,149	0.0001	2.16	6,950
Exercisable as of December 31, 2023	36,811	863	37,674	0.0001	—	3,629

Outstanding at January 1, 2024	71,286	863	72,149	0.0001	2.16	6,950
Granted	—	—	—	—	—	—
Exercised	(8,729)	—	(8,729)	—	—	—
Forfeited	(4,497)	—	(4,497)	—	—	—
Outstanding at December 31, 2024	58,060	863	58,923	0.0001	1.63	5,676
Exercisable as of December 31, 2024	44,498	863	45,361	0.0001	—	4,369

The granted options awards will be vested over a period from nil to four years. The weighted average grant date fair value of options granted for the years ended December 31, 2022, 2023 and 2024 were RMB0.28,RMB0.19 and nil per option, respectively.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(c)Restricted shares activities

The following table sets forth the summary of restricted shares activities:

Weighted-Average
	Number of Restricted Shares	Grant Date
	Granted	Fair Value
	(in thousands)	US$
January 1, 2022	3,625	0.21
Awarded	—	—
Forfeited	—	—
Vested	(3,625)	0.21
Outstanding at December 31, 2022	—	—

January 1, 2023	—	—
Awarded	—	—
Forfeited	—	—
Vested	—	—
Outstanding at December 31, 2023	—	—

January 1, 2024	—	—
Awarded	—	—
Forfeited	—	—
Vested	—	—
Outstanding at December 31, 2024	—	—

There are no remaining restricted shares outstanding as of December 31, 2023 and 2024.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14.Share-based Compensation (Continued)

(d)Restricted share units activities

(i)Pursuant to the Second Amended and Restated 2019 Share Incentive Plan, 2,192,900, 6,687,500 and nil restricted share units were granted to certain employees in 2022, 2023 and 2024, respectively. These restricted share unit awards will be vested over a period of four years, with a summary of activities as follows:

	Number of Restricted Share	Weighted-Average
	Units Granted	Grant Date Fair Value
	(in thousands)	US$
January 1, 2022	12,264	0.31
Awarded	2,193	0.07
Forfeited	(2,612)	0.33
Vested	(3,649)	0.29
Outstanding at December 31, 2022	8,196	0.29

January 1, 2023	8,196	0.29
Awarded	6,688	0.03
Forfeited	(5,558)	0.24
Vested	(9,148)	0.10
Outstanding at December 31, 2023	178	0.16

January 1, 2024	178	0.16
Awarded	—	—
Forfeited	(82)	0.08
Vested	(48)	0.22
Outstanding at December 31, 2024	48	0.22

(ii) Pursuant to the Second Amended and Restated 2019 Share Incentive Plan, the Company granted restricted share units with fixed monetary amount to certain employees from 2020 to 2023 with vesting period from one to four years. These share-settled obligations require that the variable number of shares to be issued based on an average market price for the shares over the last 30 days before each vesting day. As the monetary value of such obligation is predominantly based on a fixed monetary amount known at inception, the obligation is classified as a liability under generally accepted accounting principles in the U.S. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability with no gain or loss recognized. For the years ended December 31, 2022, 2023 and 2024, 5,637,860, 7,989,200 and 15,378,600 restricted share units have been vested, respectively.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

15.Net income/(loss) per Share

The following table sets forth the computation of basic and diluted net income/(loss) per share of the Company for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income/(loss)	86,504	(134,515)	(80,976)
Less: accretions to preferred shares redemption value	—	—	—
Less: net loss attributable to the non-controlling interest shareholders	(13)	(7,864)	(11,396)
Net income/(loss) attributable to Sound Group Inc.’s ordinary shareholders	86,517	(126,651)	(69,580)

Denominator:
Weighted average number of ordinary shares outstanding, basic	1,036,485,949	1,078,969,851	1,026,725,421
Add:
Share options	852,691	—	—
Restricted shares	1,279,270	—	—
Weighted average number of ordinary shares outstanding, diluted	1,038,617,910	1,078,969,851	1,026,725,421

Basic net income/(loss) per share attributable to Sound Group Inc.’s ordinary shareholders	0.08	(0.12)	(0.07)
Diluted net income/(loss) per share attributable to Sound Group Inc.’s ordinary shareholders	0.08	(0.12)	(0.07)

16.Commitments and Contingencies

Lease commitments

The Group’s lease commitments consist of commitments under the lease agreements for the Group’s office, staff quarters and other operating related facilities. As of December 31, 2024, the total amount of future lease payments under operating leases was RMB1.6 million, of which RMB1.0 million is within one year and the remaining RMB0.6 million is more than one year and less than three years.

Litigation

As of December 31, 2024, the Group was involved in two pending litigations related to i) a claim of music copyright infringement with an aggregate amount of RMB 9.1 million, which the case was in the preliminary stage based on the lawyer letter. However, given the inherent uncertainty of the timing and outcome of the litigation, the Group was unable to reasonably estimate the potential losses; ii) a claim, of which the Company was the stakeholder, concerning suspected fraud involving consumer funds received by the Company in September 2024, the Company received the court final judgment on April 10, 2025 that held to the Company is required to recover and refund the top-up amount of RMB 8.4 million, and such judgement is still subject to an appeal by the Company. The Company had recognized the corresponding loss and liabilities RMB 8.4 million as of December 31 2024. See Note 11 for additional information of such liabilities recorded.

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

18.Fair Value Measurement

Recurring

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rate and currency rate. No balance of financial instruments measured or disclosed at fair value on a recurring basis as of December 31, 2023 and 2024.

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

Non-recurring

As of December 31, 2023 and 2024, the group had no financial assets or financial liabilities that are measured at fair value at non-recurring basis. The Group’s non-financial assets, such as intangible assets, property, equipment and leasehold improvement and other non-current assets, would be measured at fair value on non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

19.Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund, respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the reserve fund reached 50% of the registered capital of the respective company. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB171.2 million and RMB31.3 million as of December 31, 2023 and 2024, respectively. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders, if any.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the Company are not required to be presented.

20.Subsequent Events

No subsequent event which had a material impact on the Group was identified through the date of issuance of the financial statements.