Form 20-F
period 2025-12-31
Sound Group Inc.
filed 2026-04-30
CIK 1783407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

As of February 28, 2026, there were 834,829,150 ordinary shares outstanding, being the sum of 611,614,150 Class A ordinary shares (excluding 841,050 Class A ordinary shares held by Kastle Limited) and 223,215,000 Class B ordinary shares.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☒

				Emerging growth company	☐

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

“automatic speech recognition” or “ASR” refers to technology and computational processes that enable a system to recognize and convert spoken language into structured, machine-readable text;

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

“host” and “content creator” refer to a user who has posted a podcast or hosted an online audio program on our apps;

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

“real-time audio and video communication” or “RTC” refers to the real-time transmission of data packets representing audio and visual information between two or more endpoints;

“RMB” or “Renminbi” refers to the legal currency of the PRC;

“Second Amended and Restated Memorandum and Articles of Association” refers to the second amended and restated memorandum and articles of association of our company adopted on October 23, 2019 which has become effective upon our initial public offering;

“text-to-speech” or “TTS” refers to a technology that converts written text into synthetic audio output;

“user-generated content” or “UGC” refers to any form of content, including audio, reviews, and other materials, that is created, posted, uploaded, or otherwise distributed by end users;

“US$” or “U.S. dollars” refers to the legal currency of the United States;

“voice cloning” refers to the use of artificial intelligence to analyze the vocal characteristics of a target individual in order to generate highly realistic synthetic speech that mimics that individual’s voice; and

“We,” “us,” “our company,” “our,” “the Company,” and the “Group” refer to Sound Group Inc., its subsidiaries and, in the context of describing our operations and consolidated financial information, its variable interest entities (“VIEs”). As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIEs’ operations only accrue to us through contractual arrangements between the VIEs, and the VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIEs’ activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we,” “us,” and “our” may not include the VIEs in those contexts. The “Company” refers to Sound Group Inc.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

Our corporate structure involves unique risks to investors in the ADSs. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs accounted for 99.9%, 99.8% and 98.7%, respectively, of our total net revenues. As of December 31, 2024 and 2025, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 41.5% and 43.8% of our consolidated total assets as of the same dates, respectively. Our contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect our ability to consolidate the financial results of the VIEs and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIEs that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

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

As of December 31, 2025, Sound Group Inc. had historically made cumulative capital contributions of US$31.0 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Sound Group Inc. These funds have been used by our PRC subsidiaries and the VIEs for their operations. In 2025, Sound Group Inc. completed the capital reduction to our PRC subsidiaries from US$31.0 million to US$17.1 million. In 2023, 2024 and 2025, the VIEs transferred RMB137.0 million, RMB176.0 million and RMB120.3 million (US$17.2 million), respectively, to our PRC subsidiaries as payment of technical development service fees. Hongyi Technology and Guangzhou QingYin, our PRC subsidiaries, maintained certain personnel for research and development and general and administrative functions to support the operations of the VIEs.

Apart from services charges and loans among the VIEs and our PRC subsidiaries, there were no other assets transferred between the VIEs and Non-VIEs in 2023, 2024 and 2025.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2023
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Third-party revenues	—	2,282	—	2,069,490	—	2,071,772
Inter-company revenues(1)	—	5,944	136,729	1	(142,674)	—
Cost of revenues	—	(21,006)	(1,667)	(1,463,725)	1	(1,486,397)
Gross profit	—	(12,780)	135,062	605,766	(142,673)	585,375
Operating expenses(4)	(107,380)	(73,870)	(54,261)	(640,205)	142,673	(733,043)
(Loss)/income from subsidiaries (2)	(14,852)	65,235	—	—	(50,383)	—
Loss from VIEs(3)	—	—	(23,549)	—	23,549	—
(Loss)/gain from non-operations	(4,419)	(475)	7,430	11,051	—	13,587
(Loss)/income before income tax expenses	(126,651)	(21,890)	64,682	(23,388)	(26,834)	(134,081)
Income tax expenses	—	(268)	—	(166)	—	(434)
Net (loss)/income	(126,651)	(22,158)	64,682	(23,554)	(26,834)	(134,515)
Net loss attributable to the non-controlling interest shareholders	—	7,306	553	5	—	7,864
Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(126,651)	(14,852)	65,235	(23,549)	(26,834)	(126,651)

	For the Year Ended December 31, 2024
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Third-party revenues	—	5,062	80	2,026,664	—	2,031,806
Inter-company revenues(1)	—	34,840	162,804	—	(197,644)	—
Cost of revenues	—	(16,461)	(1,471)	(1,457,016)	—	(1,474,948)
Gross profit	—	23,441	161,413	569,648	(197,644)	556,858
Operating expenses(4)	(12,882)	(106,978)	(92,539)	(631,806)	197,644	(646,561)
(Loss)/income from subsidiaries (2)	(58,018)	21,591	—	—	36,427	—
Loss from VIEs(3)	—	—	(56,416)	—	56,416	—
(Loss)/gain from non-operations	1,320	612	2,616	7,440	—	11,988
(Loss)/income before income tax expenses	(69,580)	(61,334)	15,074	(54,718)	92,843	(77,715)
Income tax expenses	—	(1,563)	—	(1,698)	—	(3,261)
Net (loss)/income	(69,580)	(62,897)	15,074	(56,416)	92,843	(80,976)
Net loss attributable to the non-controlling interest shareholders	—	4,879	6,517	—	—	11,396
Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(69,580)	(58,018)	21,591	(56,416)	92,843	(69,580)

	For the Year Ended December 31, 2025
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Third-party revenues	-	39,212	-	3,063,542	-	3,102,754
Inter-company revenues(1)	-	27,098	103,925	-	(131,023)	-
Cost of revenues	-	(33,067)	(2,259)	(2,162,269)	-	(2,197,595)
Gross profit	-	33,243	101,666	901,273	(131,023)	905,159
Operating expenses(4)	(10,984)	(81,419)	(84,672)	(642,105)	131,023	(688,157)
Income from subsidiaries (2)	234,820	284,847	-	-	(519,667)	-
Income from VIEs(3)	-	-	261,385	-	(261,385)	-
Gain/(loss) from non-operations	2,905	(1,274)	2,648	2,149	-	6,428
Income before income tax expenses	226,741	235,397	281,027	261,317	(781,052)	223,430
Income tax expenses	(259)	(2,590)	-	68	-	(2,781)
Net income	226,482	232,807	281,027	261,385	(781,052)	220,649
Net loss attributable to the non-controlling interest shareholders	-	2,013	3,820	-	-	5,833
Net income attributable to Sound Group Inc.’s ordinary shareholders	226,482	234,820	284,847	261,385	(781,052)	226,482

(1)	It represents the inter-company service charged among the WFOEs and the VIEs. The cost of the charges is reflected in the “Cost of revenues” and “Research and development expenses” of the WFOEs and the VIEs. All amounts are eliminated in consolidation.

(2)	It represents the elimination of the investments among Sound Group Inc., other subsidiaries and the WFOEs.

(3)	It represents the elimination between the WFOEs and the VIEs and VIEs’ subsidiaries that we consolidate under U.S. GAAP (ASC 810).

(4)	It includes selling and marketing expenses, general and administrative expenses and research and development expenses.

The following tables present the summary balance sheet data for our Company’s WFOEs, the VIEs and other entities as of the dates presented.

	As of December 31, 2024
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	132,787	90,914	30,464	187,693	—	441,858
Restricted cash	—	1,677	7,895	1,733	—	11,305
Accounts receivable, net	—	—	600	482	—	1,082
Prepayments and other current assets	2,708	10,744	3,648	18,006	—	35,106
Amounts due from Sound Group Companies(1)	571,824	248,860	351,053	67,916	(1,239,653)	—
Property, equipment and leasehold improvement, net	—	4,759	4,736	6,996	—	16,491
Intangible assets, net	—	127	—	1,049	—	1,176
Deficit in subsidiaries(2)	(213,366)	(129,247)	—	—	342,613	—
Controlling financial interests in the VIEs(3)	—	—	(427,405)	—	427,405	—
Right-of-use assets, net	—	6,442	5,627	623	—	12,692
Other non-current assets	—	987	743	—	—	1,730
Total assets	493,953	235,263	(22,639)	284,498	(469,635)	521,440
Accounts payable	—	1,018	176	38,185	—	39,379
Deferred revenue	—	1,642	—	29,318	—	30,960
Salary and welfare payable	1,968	5,139	19,832	104,247	—	131,186
Taxes payable	—	1,225	1,040	5,002	—	7,267
Short-term loans	—	7,188	—	—	—	7,188
Accrued expenses and other current liabilities	2,892	4,592	285	70,722	—	78,491
Lease liabilities	—	6,455	5,589	620	—	12,664
Amounts due to Sound Group Companies(1)	253,804	435,284	86,756	463,809	(1,239,653)	—
Total liabilities	258,664	462,543	113,678	711,903	(1,239,653)	307,135
Total Sound Group Inc.’s shareholders’ equity	235,289	(213,366)	(129,247)	(427,405)	770,018	235,289
Non-controlling interests	—	(13,914)	(7,070)	—	—	(20,984)
Total shareholders’ equity/(deficit)(2)	235,289	(227,280)	(136,317)	(427,405)	770,018	214,305
Total liabilities and shareholders’ equity/(deficit)	493,953	235,263	(22,639)	284,498	(469,635)	521,440

	As of December 31, 2025
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Cash and cash equivalents	76,354	106,681	191,167	280,856	-	655,058
Restricted cash	-	2,693	-	2,151	-	4,844
Accounts receivable, net	-	-	540	432	-	972
Prepayments and other current assets	995	16,110	3,443	29,135	-	49,683
Amounts due from Sound Group Companies(1)	549,831	218,642	256,576	209,221	(1,234,270)	-
Property, equipment and leasehold improvement, net	-	2,698	3,037	6,335	-	12,070
Intangible assets, net	-	337	14	528	-	879
Investments in subsidiaries(2)	18,214	63,175	-	-	(81,389)	-
Controlling financial interests in the VIEs(3)	-	-	(166,020)	-	166,020	-
Right-of-use assets, net	-	10,765	3,733	9,074	-	23,572
Other non-current assets	-	2,536	-	-	-	2,536
Total assets	645,394	423,637	292,490	537,732	(1,149,639)	749,614
Accounts payable	-	827	175	57,749	-	58,751
Deferred revenue	-	2,535	-	35,705	-	38,240
Salary and welfare payable	2,617	10,368	20,126	143,105	-	176,216
Taxes payable	-	2,129	977	6,097	-	9,203
Accrued expenses and other current liabilities	2,460	1,585	429	63,853	-	68,327
Lease liabilities	-	11,643	3,763	9,175	-	24,581
Amounts due to Sound Group Companies(1)	239,255	392,212	214,735	388,068	(1,234,270)	-
Total liabilities	244,332	421,299	240,205	703,752	(1,234,270)	375,318
Total Sound Group Inc.’s shareholders’ equity	401,062	18,214	63,175	(166,020)	84,631	401,062
Non-controlling interests	-	(15,876)	(10,890)	-	-	(26,766)
Total shareholders’ equity/(deficit)(2)	401,062	2,338	52,285	(166,020)	84,631	374,296
Total liabilities and shareholders’ equity/(deficit)	645,394	423,637	292,490	537,732	(1,149,639)	749,614

(1)	It represents the elimination of inter-company balances among Sound Group Inc., other subsidiaries, WFOEs, the VIEs and VIEs’ subsidiaries.

(2)	It represents the elimination of the investments among Sound Group Inc., other subsidiaries and the WFOEs.

(3)	It represents the elimination between the WFOEs and the VIEs and VIEs’ subsidiaries that we consolidate under U.S. GAAP (ASC 810).

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

The following tables present the summary cash flow data for our Company’s WFOEs, the VIEs and other entities for the periods presented.

	For the Year Ended December 31, 2023
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(103,250)	(82,053)	93,428	(25,170)	—	(117,045)
Investments in and loans to Group companies(2)	(114,911)	—	(80,000)	—	194,911	—
Other investing activities	91,022	(550)	17,857	(2,676)	—	105,653
Cash repayment from Group companies	21,466	10	39,248	495	(61,219)	—
Net cash (used in)/generated from investing activities	(2,423)	(540)	(22,895)	(2,181)	133,692	105,653
Capital contribution and loans received from Group companies(2)	80,000	114,911	—	—	(194,911)	—
Other financing activities	5	(4,879)	—	(66,800)	—	(71,674)
Cash repayment to Group companies	—	(21,961)	—	(39,258)	61,219	—
Net cash generated from/(used in) financing activities	80,005	88,071	—	(106,058)	(133,692)	(71,674)

	For the Year Ended December 31, 2024
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(20,788)	(68,648)	77,976	(15,009)	—	(26,469)
Other investing activities	—	(6,688)	(4,587)	(699)	—	(11,974)
Capital reduction and dividends from Group companies(2)	—	198,242	—	—	(198,242)	—
Cash repayment from Group companies	100,118	—	7,810	36,440	(144,368)	—
Net cash generated from/(used in) investing activities	100,118	191,554	3,223	35,741	(342,610)	(11,974)
Capital reduction and dividends to Group companies(2)	—	—	(198,242)	—	198,242	—
Cash repayment to Group companies(2)	(7,810)	(100,118)	(36,440)	—	144,368	—
Other financing activities	(10,183)	7,189	—	—	—	(2,994)
Net cash (used in)/generated from financing activities	(17,993)	(92,929)	(234,682)	—	342,610	(2,994)

	For the Year Ended December 31, 2025
	Sound Group	Other		VIEs and VIEs’
	Inc.	Subsidiaries	WFOEs	Subsidiaries	Elimination	Consolidated
	(RMB in thousands)
Net cash (used in)/generated from operating activities(1)	(7,219)	20,495	30,429	236,326	-	280,031
Other investing activities	-	(1,499)	(334)	(1,968)	-	(3,801)
Capital reduction and dividends from Group companies(2)	-	108,522	-	-	(108,522)	-
Cash repayment from Group companies	39,839	-	239,130	-	(278,969)	-
Net cash generated from/(used in) investing activities	39,839	107,023	238,796	(1,968)	(387,491)	(3,801)
Capital reduction and dividends to Group companies(2)	-	-	(108,522)	-	108,522	-
Cash repayment to Group companies(2)	(28,563)	(39,839)	-	(210,567)	278,969	-
Other financing activities	(59,013)	(7,188)	-	-	-	(66,201)
Net cash used in financing activities	(87,576)	(47,027)	(108,522)	(210,567)	387,491	(66,201)

(1)	For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to our PRC subsidiaries for technical development service fees were RMB137.0 million, RMB176.0 million and RMB120.3 million (US$17.2 million), respectively.

(2)	Represents the investment in and loans to WFOEs and other subsidiaries by the Parent, and intercompany loans among WFOEs, other subsidiaries, and VIEs, and the elimination among them. The Parent transfers cash to other subsidiaries by making capital contributions or providing loans, and other subsidiaries transfer cash to the WFOEs by making capital contributions or providing loans to them. The WFOEs also have intercompany loans with certain VIEs as part of our cash management program.

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

3.A. Reserved

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

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Audit Committee Independent Investigation, Internal Controls and Related Matters

●	We completed an audit committee independent investigation in October 2024. The investigation required significant management time and attention, and the investigated incident could adversely affect our financial position, expose us to additional liabilities and negative publicity.

●	If we are unable to remediate and improve our internal controls, we may not be able to accurately or timely report our future financial results.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Risks Related to Doing Business in China

●	Uncertainties with respect to PRC laws and regulations, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could have a material and adverse effect on our business and results of operations, limit the legal protections available to you and us or otherwise adversely affect us.

●	Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content on our platforms.

●	Adverse changes in global or China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

●	Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation.

●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

●	Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry

●	If we fail to retain our existing users, to keep them engaged, to further grow our user base or to increase paying ratio, our business, operation, profitability and prospects may be materially and adversely affected.

●	The PRC government may further tighten the regulation on online audio and entertainment platforms, which may materially and negatively affect our reputation, business, financial condition and results of operations.

●	We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.

●	Our content monitoring system may not be effective in preventing misconduct by our platforms’ users and misuse of our platforms and such misconduct or misuse may materially and adversely impact our business, financial condition and results of operations.

●	We may fail to offer attractive audio content on our platforms.

●	We have limited experience in international markets. If we fail to meet the challenges presented by our expansion overseas, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our company. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

●	We may lose the ability to use and enjoy assets held by the VIEs and their subsidiaries that are important to our business if the VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Risks Related to Our American Depositary Shares

●	Our ADSs have experienced and may continue to experience price and volume fluctuations regardless of our operating performance, which could lead to costly litigation for us and make an investment in us less appealing.

●	Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

●	We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease.

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

We have identified two material weaknesses in the course of preparing our consolidated financial statements in the prior years. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified related to (i) our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and our failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting, and (ii) our lack of comprehensive and continuous assessment and risk monitoring mechanism for our financial assets and collection risk associated with third-party financial institutions.

As of December 31, 2025, based on an assessment performed by our management on the performance of certain remediation measures, we determined that both of the material weaknesses had been remediated. However, there is no assurance that we will not have material weaknesses or significant deficiencies in the future. For further details, see “Item 15. Controls and Procedures-Internal Control over Financial Reporting.”

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

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and determine the effectiveness of our internal control over financial reporting, report any material weaknesses in such internal controls and provide a management report on internal control over financial reporting.

We have identified two material weaknesses in the course of preparing our consolidated financial statements in the prior years. As of December 31, 2025, we determined that both of the material weaknesses had been remediated. For further details, see “Item 15. Controls and Procedures-Internal Control over Financial Reporting.” We cannot assure you that in the future we will not identify any material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or management override of internal controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. If we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

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

We derive part of our revenue from China. Accordingly, our business, results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among different economic sectors and the rate of growth has been slowing.

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

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning cybersecurity and data protection. The interpretation and application of cybersecurity, information security, privacy and data protection laws in China may be determined on an ad hoc basis depending on the facts and circumstances. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect our business practice and force us to change our business practices. For example, the Standing Committee of the National People’s Congress of China, promulgated the Cyber Security Law in November 2016, and was further amended and enacted on January 1, 2026, which requires network operators to perform certain functions related to cyber-security protection and strengthened network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity and confidentiality and usability of network data. The Cyber Security Law further provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on critical information infrastructures operator. In addition, in June 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data and provides a national security review procedure for those data activities, which may affect national security and imposes export restrictions on certain data and information. In July 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management. Furthermore, on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which provides detailed rules on how to handle personal information and sets forth legal responsibilities.

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

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for Internet Platforms. This guideline prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-monopoly Guidelines for Internet Platforms further expressly states that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. In addition, Anti-monopoly Guidelines for Internet Platforms reinforces antitrust merger review for internet platform related transactions to safeguard market competition. The Anti-Monopoly Compliance Guidelines for Internet Platforms were issued and implemented by the State Administration for Market Regulation on January 28, 2026. Compared with the Anti-monopoly Guidelines for Internet Platforms, the Anti-Monopoly Compliance Guidelines for Internet Platforms further specified the scenarios of competitive behaviors involving relatively high anti-monopoly compliance risks. Since the Anti-monopoly Guidelines for Internet Platforms and the Anti-Monopoly Compliance Guidelines for Internet Platforms are relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. Furthermore, on June 24, 2022, the Standing Committee of the National People’s Congress published the amended Anti-monopoly Law, effective on August 1, 2022, which increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The amended Anti-monopoly Law also provides that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. See “Item 4. Information on the Company—4.B. Business Overview—Regulation.”

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

We are a holding company incorporated in the Cayman Islands. The payment of dividends by our PRC subsidiaries and PRC VIEs is an important source of income for us to meet our financing need, and such payment is and may be subject to various restrictions. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain surplus or reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2025, appropriations to statutory reserves amounting to RMB14.4 million were made by two of the variable interest entities and our PRC subsidiary. The reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries, the VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

The size of our paying user base and the level of our user engagement are critical to our success. Our success in monetization primarily depends on our ability to maintain and increase the size of our paying user base and user engagement level. If our user base decreases or stops growing, our users become less active or interested, or the quality and quantity of our paying user base deteriorate, it is probable that they would spend less on our platforms or access our platforms less often in general. As a result, our business, financial condition and results of operations will be materially and adversely impacted.

Maintaining and improving the current size of paying user base and level of user engagement are critical to our continued success. To do so, we would have to ensure, among other things, that we adequately and timely respond to changes in user preferences, continue to provide user-friendly product features and improve user experience. For our online audio business, we would have to attract and retain popular hosts, and curate our hosts to offer new and high-quality features and content that attract new users while keep the existing users interested. For AI applications portfolio, we need to continuously enhance the performance, functionality and user experience of our AI applications, and ensure that our AI applications deliver accurate, reliable and valuable outputs that meet user expectations and use cases. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user retention, growth and engagement, including if:

●	we fail to provide sufficient, high-quality user-generated audio content that keep our users interested and draw them to our platforms;

●	we are unable to provide user-friendly experience to our hosts or users or continue innovating our products, including our AI applications, to improve user experience;

●	we fail to identify key changes in user preferences in a timely manner or effectively respond to the changing user preferences;

●	we fail to keep pace with changes in technologies, including advancements in artificial intelligence and voice-related technologies;

●	technical or other problems prevent us from delivering our services, including AI-powered functionalities, in a rapid and reliable manner or otherwise adversely affect the user experience;

●	we fail to comply with applicable laws and regulations, including those related to illegal or inappropriate content, as well as data privacy, data security and the use of artificial intelligence technologies;

●	our hosts fail to keep our users engaged with our services or platforms;

●	our AI applications fail to generate accurate, relevant or high-quality outputs, or fail to meet user expectations, which may reduce user trust and engagement;

●	we are unable to effectively commercialize our online audio platforms and AI applications or convert users into paying users;

●	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

●	we fail to address user concerns related to privacy and communication, safety, security or other factors; and

●	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations, government mandates or app store policies.

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

We may face significant challenges in ensuring that our AI-native products behave in a manner that is safe, reliable, and aligned with human values. As AI models grow more complex, there is an inherent risk that they may exhibit unintended behaviors, pursue goals misaligned with user or societal interests, or fail to perform as expected in high-stakes or novel situations. For example, advanced AI systems could develop emergent capabilities, such as strategic planning or deception, that were not anticipated during their development. Additionally, the rapid pace of AI progress may exacerbate safety risks, as competitive pressures or the deployment of untrustworthy AI systems by third parties could lead to harmful outcomes. If we are unable to address these safety challenges effectively, any real or perceived failures in the safety or alignment of our AI systems could result in reputational damage, regulatory scrutiny and a loss of user trust, all of which could materially and adversely affect our business, operations, and financial performance.

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

Regulatory and legislative developments related to the use of AI could adversely affect our use and provision of AI-powered solutions in our products, services and business.

As the regulatory framework for machine learning technology, generative AI and automated decision making evolves, our business, financial condition and results of operations may be adversely affected. The regulatory framework for AI and similar technologies, and automated decision making, is changing rapidly. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect our use and provision of AI-powered solutions in our products, services and business. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. In addition, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to our use of such technologies. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

We may have to change our business practices to comply with laws and regulations related to the use of AI. For example, our employees and personnel use generative AI technologies to perform their work. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages. Further, under privacy and data security laws as well as other obligations, we may be required to obtain certain consents to process personal data and our inability or failure to do so could result in adverse consequences. If we cannot use generative AI technologies or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

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

Our online audio platforms allow hosts to publish and users to listen to podcasts, participate in audio interactive activities and engage in interactions with each other. Our online audio platforms provide a virtual space for our users and hosts to discuss, share, comment and express themselves. Because we do not have timely or sufficient control over the activities conducted by our hosts and users and the content generated by them, our platforms may be misused by others to engage in illegal or inappropriate activities, or other activities that require permits, license or approval from the governmental authorities. If any illegal or unauthorized content is found on or linked to our platforms, we as the service provider may be held liable for infringement of the rights of our hosts or users or violation of relevant PRC laws and regulations. The government may impose other legal sanctions against us, including, in serious cases, suspending or revoking the licenses needed to operate our platforms.

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

In addition, we largely rely on our hosts to create high-quality audio content as almost all of our audio content offerings are generated by hosts. We have in place a revenue sharing mechanism to encourage hosts to supply content that are attractive to our users. However, we may not be able to provide the most competitive compensation to hosts under this mechanism. We launched certain incentive programs to encourage content creation, enhance user spending and attract more hosts and users to our platforms, however, we cannot guarantee you that the hosts attracted to our platforms due to those incentive programs will remain active after we terminate such programs. For details, please refer to “—We may fail to attract, cultivate and retain talented and popular hosts, which may materially and negatively affect our user retention and thus our business and operations.” If we fail to observe the latest trends and timely guide hosts and guilds accordingly, or fail to attract or maintain a good relationship with hosts who are capable of creating content based on popular genres, or if hosts fail to produce popular content, our user base may decline and our business, financial condition and results of operations may be materially and adversely affected.

We have incurred net losses in the past, and we may incur losses in the future.

We incurred a net loss of RMB81.0 million in 2024. Although we recorded a net income of RMB220.7 (US$31.6 million) in 2025, there is no guarantee that we will be able to sustain profitability or avoid incurring net losses in the future.

Our ability to sustain profitability is affected by various external factors, many of which are beyond our control, including the continued development of the online audio industry and the evolving landscape of AI-related businesses worldwide. We cannot assure you that we will be able to improve or sustain our profitability in the future.

We may incur losses again in the future due to our continued investment in services, products, technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, we cannot assure you that our company will be able to sustain profitability in the near term.

Our operating history in evolving markets and our expansion into relatively new AI application businesses could make it difficult to evaluate our business and growth prospects.

We launched our first app, LIZHI App, in 2013 and have developed other products during the past years. The average total mobile MAUs was 29.3 million in 2025, compared to 34.2 million in 2024 and 43.3 million in 2023. The average total monthly paying users was 405.0 thousand in 2025, compared to 391.3 thousand in 2024 and 418.3 thousand in 2023. The decrease in our average total mobile MAUs and the increase in our average total monthly paying users in 2025 as compared to 2024 were primarily due to adjustments to our user acquisition and operational strategies, as well as a strategic shift in our business focus toward higher-quality user growth and monetization models. However, our historical performance may not be indicative of our future results.

In addition, we have been expanding into AI applications, which represent a relatively new and rapidly evolving business area for us. Our AI applications may require significant investments in technology, product development, and user acquisition, and may be subject to uncertainties relating to product-market fit, user adoption, monetization models and regulatory developments. There can be no assurance that our AI applications will achieve commercial success or generate sustainable revenue or profitability.

Many elements of our business, particularly our AI-driven products and technologies, continue to evolve. While the online audio industry in China is increasingly established, both the online audio and AI application markets remain highly competitive and subject to significant challenges, including maintaining a stable paying user base, attracting new paying users, and complying with evolving regulatory requirements. There is no guarantee that we will be able to successfully adapt to these changes.

While the online audio industry has developed over time, there remain uncertainties in predicting user demand and evolving monetization models, particularly in a highly competitive and regulated market. In addition, our AI applications are at an early stage of commercialization, and there are limited established industry standards for AI-driven consumer applications. We have explored and will continue to explore new monetization methods and user retention strategies across both our online audio and AI application businesses, which may or may not be successful.

Our growth prospects should be considered in light of the risks and uncertainties that companies expanding into new and evolving business areas may encounter, including, among others, risks and uncertainties regarding our ability to:

●	develop new monetization methods across our businesses;

●	provide new content and AI-driven features that are appealing to our users;

●	achieve product-market fit and commercialization success for our AI applications;

●	adapt to and comply with the evolving regulatory frameworks, including those relating to artificial intelligence technologies;

●	compete with other innovative forms of online audio and AI-driven applications for our users’ time and spending;

●	maintain stable relationships with popular hosts; and

●	expand to new geographic markets with high growth potential.

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

If we are unsuccessful in obtaining trademark protection for our trademarks, we may be required to change our brand names and may incur substantial costs in diverting the existing users and potential users to the entrance under a new name and may lose audience traffic to a material extent during the process. Any potential conflict over the usage of our brand may expose us to substantial legal costs and take up the time and energy of our management which could have been used on development of our business.

We may not effectively achieve our rapid growth in the past or manage the associated expenditures, and our brand, business and results of operations may be materially and adversely affected.

We have experienced a period of significant rapid growth and expansion at the early stage of our development that impose a challenge on our management to maintain such growth in the future. In recent years we continued to actively expand and evolve our business operation worldwide. However, given our limited operating history and the rapidly evolving market in which we operate, we may encounter difficulties as we establish and expand our operations, research and development, sales and marketing, and general and administrative capabilities. We cannot assure you that level of growth in the past will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to attract and retain users and high quality hosts, develop an infrastructure to service and support an expanding body of users and hosts, explore new monetization avenues, adapt to and comply with evolving regulatory frameworks, convert non-paying users to paying users, increase user engagement level and compete effectively in the online audio and AI application markets. We cannot assure you that we will be successful with any of the above.

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

Certain of our apps are free to access, and we generate a significant portion of our net revenues from value-added services, including virtual gift sales. Our revenue from these services is affected by our ability to increase user engagement and convert non-paying users into paying users, which in turn depends on our ability to cultivate and maintain hosts, provide high-quality content and interactive features, and grow our user base. Separately, we have expanded our monetization models to include subscription-based services through our AI applications, which may not be free to access. The success of these subscription-based services depends on our ability to develop compelling features, achieve user adoption, and effectively monetize our AI applications.

If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profitability or recover any associated costs. We monitor market developments and may adjust our monetization strategies from time to time, which may result in decreases in our overall revenue or in the revenue contributions from certain monetization channels. In addition, we may introduce new services to further diversify our revenue streams, including services with which we have limited or no prior development or operating experience. If these new or enhanced services fail to attract and retain users or fail to achieve sufficient user adoption or monetization, we may not generate sufficient revenues to justify our investments, and our business and operating results may be adversely affected.

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

The average total monthly paying users on a yearly basis was 418.3 thousand in 2023, 391.3 thousand in 2024, and 405.0 thousand in 2025. The increase from 2024 to 2025 was primarily due to adjustments to our user acquisition and operational strategies, as well as a strategic shift in our business focus toward higher-quality user growth and monetization models. Whether we can grow our paying user base in the future depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular host that they used to follow financially, and an overall worsening economic condition can lower disposable income for all existing paying users, causing them to spend less on our online audio platforms or discontinue their subscriptions to our AI applications.

Our paying user base includes users who make purchases through value-added services, such as virtual gift purchases, as well as users who subscribe to our AI applications. The growth and retention of these different types of paying users are subject to different factors. In particular, our subscription-based users may be more sensitive to the perceived value, functionality and pricing of our AI applications, and their willingness to pay may be affected by the availability of alternative products or competing services.

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

In addition, a material portion of our revenue is contributed by a limited number of key paying users. If we fail to retain such key paying users or maintain their spending on our platforms, our operations and financial results may be materially and adversely affected.

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

On November 7, 2016, the Standing Committee of the National People’s Congress released the Cyber Security Law, which took effect on June 1, 2017, and was further amended and enacted on January 1, 2026. The Cyber Security Law requires network operators to fulfill certain obligations to safeguard security in the cyberspace and enhance network information management.

On August 17, 2021, the State Council promulgated the Regulations on Key Information Infrastructure Security Protection, which has become effective on September 1, 2021. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. On October 16, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, which took effect on January 1, 2024. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See also “—Our business is subject to complex and evolving Chinese and international laws and regulations, including those regarding data privacy and cybersecurity. Many of these laws and regulations are subject to change and uncertain interpretation” and “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

Our business depends upon services provided by, and relationships with, third parties. We currently engage third-party service providers in certain areas of our operation such as monitoring of audio content on our online audio platforms. If such third-party service providers fail to detect the illegal or inappropriate activities or content in our online audio platforms, we may be subject to regulator’s disapproval or penalties as well as adverse media exposure which could materially and adversely affect our business, financial condition and results of operations. In addition, some third-party software we use in our operations is currently publicly available without charge. If the owner of any such software decides to make claims against us, charge users, or no longer makes the software publicly available, we may need to enter into settlement with such owners, incur significant cost to license the software, find replacement software or develop it on our own. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

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

We rely on assumptions and estimates to calculate certain key operating metrics, such as MAUs and paying users, and real or perceived inaccuracies in such metrics may lead to inaccurate interpretation of our business operations by our management and investors, and harm our reputation and negatively affect our business.

The numbers of MAUs or paying users or certain other key operating metrics are calculated using internal company data. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring users and user engagement across our large user base. The actual number of individual users, for example, is likely to be lower than that of registered user accounts, MAUs and paying users, potentially significantly, due to various reasons such as repetitive registration. Some of our user accounts may also be created for specific purposes such as to increase the number of votes for certain hosts in various contests, but the number of paying users and MAUs do not exclude user accounts created for such purposes. We measure the number of MAUs by the number of mobile devices, and we require phone number verification for registered accounts and require ID verification for live streaming host accounts. However, we have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our MAUs and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms and access own apps, respectively, which may lead to an inaccurate interpretation of our metric. The calculations of our active users may not accurately reflect the actual number of people using our platforms.

If the growth in the number of our registered user accounts, MAUs or paying users is lower than the actual growth in the number of individual registered, MAUs or paying users, or if our user base is overstated, our user engagement level, sales and our business may not grow as quickly as required to meet the demand of our user base, which may harm our business, financial condition and results of operations. In addition, if our other key operating metrics, such as the total number of Golden Coins spent by our paying users on hosts are not accurately calculated, it may cause inaccurate evaluation of our business operations by our management and by investors which may also materially and adversely affect our business and results of operations.

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

We generate a portion of our revenues from subscription and others. If we fail to maintain or grow such revenues, our financial results may be adversely affected.

In 2023, 2024 and 2025, we generated RMB8.4 million, RMB13.2 million and RMB46.3 million (US$6.6 million) of net revenues from subscription and others, representing 0.4%, 0.7% and 1.5% of our total net revenues for the same periods. Revenues from subscription and others were primarily generated from subscription-based services of our AI applications. Such revenues are subject to uncertainties relating to user adoption, pricing strategies, product performance and market competition.

While revenues from subscription and others currently represent a relatively small portion of our total revenues, our financial results could be adversely affected if we fail to maintain or grow such revenues. In addition, if we are unable to improve user retention, enhance the perceived value of our subscription offerings, or effectively convert users into subscribers, our ability to expand this revenue stream may be limited.

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

Currently, we sell a certain portion of our products and services to our users through third-party online payment systems. We expect that an increasing amount of our sales will be conducted over the internet as a result of the growing use of online payment systems. We utilize third-party online payment platforms to receive cash proceeds from sales of our virtual currency through direct purchases on our platforms. Any scheduled or unscheduled interruption in the ability of our users to use these and other online payment platforms could adversely affect our payment collection, and in turn, our revenue. In addition, in online payment transactions, secure transmission of user information, such as debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, is essential to user privacy protection and maintaining their confidence in our platforms.

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

In 2016, we launched “Golden Coin,” the virtual currency that can be used by our users to purchase virtual gifts in relation to our value-added services. Due to the relatively short history of virtual currency in China, the regulatory framework governing the industry is still under development.

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

As a result of the efforts in expanding our business, we had a working capital deficit in 2019. Although we have achieved a positive working capital of RMB345.2 million (US$49.4 million) as of December 31, 2025, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control. There can be no assurance that we will be able to continue to successfully taking measures such as prudently managing our working capital or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

As of February 28, 2026, awards to purchase 20,016,720 Class A ordinary shares under the Second Amended and Restated 2019 Share Incentive Plan have been granted and outstanding. A number of awards become vested upon the completion of our initial public offering in January 2020 and we recognized a significant amount of share-based compensation expenses upon then. As of December 31, 2025, our total unrecognized share-based compensation related to the Second Amended and Restated 2019 Share Incentive Plan amounted to RMB1.4 million (US$0.2 million). We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We have been exploring international markets and developing mobile applications and new product features in audio, communication, and artificial intelligence. While our experience in international markets is limited, we expect to enter and expand our operations globally. Global expansion could expose us to a number of risks, including:

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

Furthermore, on December 28, 2021, the CAC together with other regulatory authorities officially announced the Cybersecurity Review Measures. In accordance with the Cybersecurity Review Measures, network platform operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when listing abroad. On September 24, 2024, the State Council issued the Regulation on Network Data Security Management, which went into effect on January 1, 2025. The Regulation on Network Data Security Management not only clarifies the basic principles and requirements for cyber data security management, but also further refine and supplement existing laws and regulations. Under the Regulation on Network Data Security Management, a network data processor carrying out network data processing activities that affect or may affect national security, shall undergo a national security review in accordance with relevant national regulations. The Regulation on Network Data Security Management stipulates the administrative penalties that cyber data processors may face for violating this regulation as well as other legal provisions, including but not limited to orders for rectification, warnings, confiscation of illegal gains, fines, suspension of relevant business activities, business rectification, and revocation of relevant business licenses or operating permits. Additionally, for directly responsible supervisors and other individuals directly accountable, the Regulation on Network Data Security Management also impose corresponding fines to reinforce personal responsibility.

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

As of February 28, 2026, our founder, Chief Executive Officer and Chairman, Mr. Jinnan (Marco) Lai, through entities controlled by him, holds 23.2% of our total outstanding ordinary shares, representing 65.1% of our total voting power, excluding 841,050 Class A ordinary shares held by Kastle Limited which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors. As a result, Mr. Lai is expected to have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of substantially all of our assets, election of directors and related party transactions.

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

The internet content service, internet audio-visual program services and online culture activities that we conduct through the VIEs are subject to foreign investment restrictions/ prohibitions set forth in the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) and the Catalog of Industries for Encouraging Foreign Investment (2025 Version) issued by MOFCOM and the National Development and Reform Commission.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the RMB against the U.S. dollar was approximately 2% and 1% for the years ended December 31, 2023 and 2024, respectively. In 2025, the appreciation of the RMB against the U.S. dollar was approximately 4%. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2025, we leased 19 premises in China and overseas. We also lease some properties constructed on lands allocated by government on certain conditions. The lease of structures on allocated lands shall meet relevant requirements and be approved by the competent authorities. If our landlords’ ownership of the leased properties is successfully challenged by a third party or our landlords lease the relevant properties on allocated lands without approval, our lease agreements may not be enforceable and we may be forced to vacate the premise and relocate to a different premise. We cannot assure you that we will cause all of our landlords to provide sufficient property title certificates and obtain approvals in time, or at all, and if we have to relocate, our business may be disrupted and we may incur additional expenses. Some of such landlords have not registered the lease agreements with the government authorities or have not completed the registration process with respect to their ownership rights to the leased premises. We may be subject to monetary fines due to failure by the landlords to complete the registration process as required by applicable laws.

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

Stock markets are subject to significant price and volume fluctuations that may be unrelated to the operating performance of particular companies and the market price of our ADSs may therefore frequently change as a result. For example, during the year ended December 31, 2025, the high and low closing prices of our ADSs were US$35.90 and US$1.19 per ADS, respectively, and the closing price of our ADSs on March 31, 2026 was US$16.88 per ADS. Meanwhile, our net revenues during the fiscal year 2025 increased by 53.0% from the prior year and we recorded a net income of RMB220.7 million (US$31.6 million) in 2025, compared to a net loss of RMB81.0 million in 2024. The market price of our ADSs have fluctuated and may continue to fluctuate substantially due to a variety of factors, including our financial condition, operating performance, fluctuations in our results of operations, our ability to execute on our current growth strategy in a timely fashion, announcements about technological innovations or new products or services by us or our competitors, market acceptance of new products and services offered by us, changes in our relationships with our suppliers or customers, our ability to meet analysts’ expectations, changes in the information technology environment, changes in earnings estimates by analysts, sales of our ADSs by existing holders, and the loss of key personnel. Possible exogenous incidents and trends may also impact capital markets and our own ADS prices, including but not limited to foreign and cross border altercations, political unrest, geopolitical conflict, pandemic and cyberterrorism on a global scale.

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

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. As of February 28, 2026, Mr. Jinnan (Marco) Lai, our Founder, Chief Executive Officer and Chairman, and Mr. Ning Ding, our Co-founder and Chief Technology Officer, beneficially own all of our issued Class B ordinary shares. They in the aggregate hold approximately 27.9% of our total issued and outstanding share capital and 78.8% of the aggregate voting power of our total issued and outstanding share capital, excluding 841,050 Class A ordinary shares held by Kastle Limited, which holds such Class A ordinary shares in trust for the benefit of certain of our senior management and directors as of February 28, 2026. As a result of this dual-class share structure, the holders of our Class B ordinary shares have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit the ability of the holders of our Class A ordinary shares and the ADSs to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to support the development and growth of our business. As a result, we do not expect to adopt a regular dividend policy in the foreseeable future. However, as our business continues to evolve, we may, from time to time, return capital to shareholders through special cash dividends.

In 2025, we declared and paid a special cash dividend of US$0.005 per ordinary share, or US$1.00 per ADS, to holders of ordinary shares and ADSs of record as of a record date approved by our board of directors. The total cash distributed in connection with this dividend was approximately US$4.3 million. In March 2026, we declared a special cash dividend of US$0.006 per ordinary share, or US$1.20 per ADS, to holders of ordinary shares and ADSs of record as of a record date approved by our board of directors. The total cash distributed in connection with this dividend will amount to approximately US$5 million, with payments expected to be made on or around May 12, 2026, for holders of ordinary shares and ADSs. You should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors (the “Board”) has approved a special cash dividend of US$0.006 per ordinary share, or US$1.20 per American Depositary Share (“ADS”), to holders of ordinary shares and ADSs of record as of the close of business on April 22, 2026 (U.S. Eastern Time). The aggregate amount of the cash dividend will amount to approximately US$5 million, with payments expected to be made on or around May 12, 2026, for holders of ordinary shares and ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Our ADSs are freely tradable by persons other than our affiliates without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. In addition, common shares subject to our outstanding share-based awards, including options, restricted shares and restricted share units, are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional common shares and additional restricted shares and restricted share units which may vest. As of February 28, 2026, we had 834,829,150 ordinary shares outstanding, being the sum of 611,614,150 Class A ordinary shares (excluding 841,050 Class A ordinary shares held by Kastle Limited) and 223,215,000 Class B ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We believe that we are engaged primarily in the business of developing and operating online audio applications and social networking platforms, and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as such and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the first sentence of the preceding paragraph. We also believe that the primary source of income from our businesses is properly characterized as income derived from our operating business, and not from investment securities. Furthermore, the Company’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an investment company by virtue of the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) in the first sentence of the preceding paragraph. Alternatively, we believe the Company is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment-company business.

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

We were likely a passive foreign investment company, or PFIC, for 2025 and there is a significant risk that we will be a PFIC for 2026 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to our average quarterly market capitalization for that year. Because of the low average value of our market capitalization during 2025, we believe we were likely a PFIC for our 2025 taxable year, and there is a significant risk that we will also be a PFIC for 2026 and possibly future taxable years. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear, and we have not obtained any valuation of our assets (including goodwill). Moreover, it is not entirely clear how the contractual arrangements between us, our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year for which we would not otherwise be a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2026 or any future taxable year. U.S. holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules.

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

4.B. Business Overview

Overview

We are a global, AI-powered audio company driven by a clear mission and vision: helping people connect better and live happier. Our goal is to integrate voice AI technologies across a wide range of application scenarios, building an open, intelligent audio ecosystem that deeply connects technology, data, and business.

Since our establishment in 2013, we have remained committed to innovation in audio technologies and audio-centric business. In our early years, we capitalized on our extensive library of audio content to build a core user base and established an intelligent system for audio content production and distribution. We focused on delivering high-quality content and have developed an active community with user-generated content (UGC). As our business evolved, we expanded into real-time audio interaction, where our users can interact with others through various interactive features. By creating a comprehensive audio ecosystem that integrates content creators, platforms and users, we have established a virtuous cycle of content creation, user engagement, and monetization.

Leveraging our voice AI technologies and deep expertise in online audio, we are building a diverse ecosystem of intelligent audio products that cater to a global user base. By integrating technology, innovative products and real-world data within a user-centric ecosystem, we aim to generate a powerful growth flywheel that is driving continuous innovation and accelerating global expansion.

Our Products and Offerings

Our product portfolio primarily consists of two major categories: (i) online audio applications and (ii) AI applications. Through deep integration of technology and product capabilities, we provide efficient, intelligent and immersive user experiences across content creation, voice interaction and AI-powered tools.

Online Audio Business

Our online audio business offers a diversified online audio product portfolio designed to meet a wide range of user needs. Our offerings include (i) voice live streaming, (ii) multi-user voice interaction and (iii) podcast content, serving users’ needs for social entertainment, online companionship and interest-based engagement. We monetize our online audio business through diversified business models, including virtual gift sales, premium benefits offerings, in-app purchases of virtual avatar items and mini-games, and paid audio content.

AI technologies are embedded throughout our online audio ecosystem and play an important role in content creation, marketing and operational optimization and risk management. We empower creators through AI-enabled tools that enhance creation efficiency and content quality. We also provide content creation platforms that enable intelligent event planning, voice enhancement and AI-driven interactive features. At the operational level, we utilize AI-driven data analytics to gain insights into user preferences and behavioral patterns, dynamically adjust content recommendation and distribution strategies, improve matching efficiency and enhance user retention and conversion. AI technologies also improve the efficiency and quality of content moderation, supporting platform safety and compliance while maintaining a healthy content ecosystem. In terms of user acquisition, we apply AI technologies to automate creative generation and optimize advertising strategies, significantly improving marketing efficiency and user acquisition performance.

AI Application Business

Building upon our core voice AI capabilities accumulated in audio interaction scenarios, we have developed a comprehensive voice AI technology system covering automatic speech recognition (ASR), text-to-speech (TTS), voice cloning, real-time voice interaction, and more voice technologies.

Leveraging these core technologies, we have incubated AI applications targeting global markets and focusing on productivity improvement, efficiency enhancement and professional usage scenarios. Our AI applications currently cover areas such as AI meeting transcription, real-time translation, and voice cloning, serving diverse use cases including business negotiations, education and training, content creation and daily life. These applications enable efficient recording, cross-language communication and refined management of voice information, significantly enhancing user productivity.

Our AI applications adopt a subscription-based business model, offering flexible weekly, monthly and annual plans to meet diverse user needs. We follow a “rapid validation + agile iteration” product strategy, identifying user demands through market insights and continuously optimizing product performance and user experience based on behavioral data analysis to improve retention and paid conversion. As our technology capabilities continue to advance, we are strengthening our “technology × product × data” growth flywheel. Our AI application business represents both a natural extension of our technical expertise and a key pillar of our global strategy.

Technology

Through years of research and development, we have established a comprehensive SoundSphere technology system covering three layers: (i) infrastructure layer, (ii) intelligent technology layer and (iii) intelligent operations layer. This framework supports our core business development and provides a foundation for product innovation and global expansion:

●	Infrastructure Layer. Our infrastructure layer provides real-time audio and video communication (RTC), instant messaging, cloud-based voice platforms, global network architecture and data analytics systems. It supports high-concurrency, low-latency and high-stability large-scale interactive scenarios. This layer enables high-quality signal processing, low-latency transmission and dynamic network optimization, ensuring stable user experiences across complex environments.

●	Intelligent Technology Layer. Our intelligent technology layer serves as the core engine of our voice AI capabilities, integrating proprietary automatic speech recognition (ASR), text-to-speech (TTS), voice cloning, real-time voice interaction, and more voice technologies. ASR enables speech perception and understanding, including multilingual recognition, semantic analysis and emotion recognition. Our TTS technologies focus on natural speech generation, multilingual synthesis and personalized voice optimization. These capabilities provide competitive advantages in voice understanding, content generation and intelligent interaction across our product portfolio.

●	Intelligent Operations Layer. Our intelligent operations layer bridges technology and commercialization. It integrates AI-driven content moderation, recommendation systems, data analytics and automatic advertising platform to enhance operational efficiency and monetization. Real-time behavioral data supports dynamic recommendation optimization and personalized distribution. Automated moderation systems enhance content safety and compliance, while AI-driven advertising platform improves user acquisition and conversion efficiency.

The coordination of these three layers enables the integration of technological deployment and commercial application at scale, forming our competitive moat. We have integrated selected core voice AI capabilities into the SoundSphereAI platform, which serves as an open and experiential showcase of our voice AI technologies and lays the foundation for potential enterprise integration initiatives.

Our Strengths

Our core competitive strength lies in the synergistic flywheel of technology, products and data. This synergistic flywheel creates a closed-loop system in which real-world application scenario data validate technology, while technology in turn empower products.

Technology validated by data. Compared to companies focused exclusively on general-purpose AI models or algorithm research, we possess an advantage in audio-specific scenarios. We have deeply cultivated the audio application scenarios, developing a well-rounded product portfolio that spans voice content ecosystems, voice interactions, and AI voice tools. This has enabled us to establish a stable user ecosystem and accumulate vast amounts of real-time interaction data across diverse application scenarios. These data resources serve as a critical feedback loop for the continuous enhancement of our technologies and the training of AI models. As a result, we have been able to systematically advance our capabilities in speech recognition, semantic understanding, speech generation, and voice cloning, thereby building a cross-scenario technological advantage.

Products empowered by technology. Our user-facing audio product portfolio also enables us to integrate technological innovation with user needs. Through iterative product development and user feedback, we continuously translate cutting-edge technological advancements into market-ready products and services. With our robust product capabilities and operational expertise, we are well-positioned to identify and respond to user needs, delivering complex AI functionalities in intuitive, user-friendly formats.

Our Growth Strategies

Drive sustainable growth through technological innovation and AI integration

By leveraging advanced technology and data-driven insights, we aim to enhance product experiences, maximize user value, and expand commercialization opportunities while strengthening our global competitive position.

We will continuously strengthen our technological foundation and expanding AI capabilities. By advancing real-time audio and video communication (RTC), cloud platforms, and data analytics systems, we plan to enhance infrastructure to support long-term innovation. Simultaneously, we will continue to deepen core voice AI technologies, such as speech recognition and speech synthesis, to improve intelligence and scalability.

We plan to prioritize applying AI across content recommendation, advertising optimization, data analysis, and risk management, enabling refined operations and intelligent decision-making. Through AI-driven mechanisms and real-time data feedback, we aim to building a self-evolving system for continuous optimization.

Enhance the business ecosystem of our online audio business

We plan to further develop our online audio business through AI technologies:

●	Content production. We plan to continue to foster an open and sustainable creator ecosystem. We aim to continuously deepen creators and guilds long-term partnerships, include deepening guild collaborations through integrated online and offline activities, and support creator growth through incentive programs. We will also continue to upgrade our AI-powered creator platform, which provides tools such as intelligent event planning, voice enhancement, and interactive features, to improve content quality, content production efficiency, user engagement, and monetization potential.

●	Products and operations. We plan to focus on diversifying content categories and iterating product designs to align with user needs. To enhance engagement and retention, we plan to host large-scale IP events and themed activities. At the same time, we plan to continuously explore new monetization scenarios and interactive models to boost activity and payment conversions.

●	User growth. We plan to enhance user acquisition and paying user conversion through our AI-driven advertising platform. We will leverage AI technologies to improve creative production and marketing efficiency, operate automated advertising systems to enable precise user targeting, and deliver personalized content recommendations to enhance user experience. Our platform generates diverse creative materials and continuously optimizes delivery performance through algorithm-driven targeting and analysis.

Enhance our AI application business

Our AI application business represents both a natural evolution of our technical expertise and a key pillar of our global strategic expansion. By leveraging our core strengths in voice technology, we remain dedicated to advancing AI-driven applications that address the increasing demand for intelligent solutions across a wide range of use cases.

Our product strategy focuses on both deepening existing use cases and expanding into new usage scenarios. On the one hand, we seek to address specific user needs within targeted segments by developing and enhancing product features and user experience, with the aim of increasing user engagement. On the other hand, we extend our AI capabilities to additional applicable usage scenarios, enabling broader adoption across different user groups and usage scenarios.

By analyzing user insights, we plan to further refine algorithms, improve products, and build a self-sustaining growth flywheel. We will continue to expand market penetration and develop a global AI product ecosystem, using technological innovation and data as engines of growth.

Monetization

We generate revenues primarily through two categories: (i) value-added services and (ii) subscription and others.

Value-Added Services. Value-added services represent our core monetization channel. In 2023, 2024 and 2025, we generated RMB2,063.3 million, RMB2,018.6 million and RMB3,056.4 million (US$437.1 million) from value-added services, representing 99.6%, 99.4% and 98.5% of our total net revenues for the same periods. Monetization of value-added services includes virtual gift sales, premium benefits offerings, in-app purchases of virtual avatar items and mini-games offered on our online audio product portfolio.

We offer value-added services to users through a variety of audio-centric, interactive products and features that are intended to drive user engagement and create attractive monetization opportunities. We launched audio live streaming as our first audio interactive feature in 2016, enabling our users to enjoy a multi-dimensional interactive audio experience. Now our product features of the value-added services includes audio live streaming, multi-user voice interactions, and mini-games. We currently generate the majority of our revenues from virtual gift sales associated with our value-added services. Users on our online audio platforms can purchase virtual gifts using our virtual currency Golden Coins and send them to content creators as a form of engagement and support. Users on our online audio platforms may purchase virtual avatar items for customized features and pay for mini-games, through which they can interact with hosts or other users.

Subscription and Others. Subscription and others primarily consist of revenues generated from our AI applications and paid audio content. In 2023, 2024 and 2025, we generated RMB8.4 million, RMB13.2 million and RMB46.3 million (US$6.6 million) from subscription and others, representing 0.4%, 0.6% and 1.5% of our total net revenues for the same periods.

Our AI applications, including meeting transcription, real-time translation, and voice cloning tools, are offered under subscription-based models with flexible weekly, monthly, and annual plans. In addition, we generate revenues from paid audio content and podcast programs on some of our online audio platforms. While currently representing a smaller portion of our total revenues, we believe this segment has strong growth potential as we continue to expand our AI application portfolio and enhance user monetization through subscription-based models.

Overall, our monetization strategy is supported by a diversified business model that combines user engagement-driven spending in value-added services with subscription-based revenues from AI-powered tools and content offerings.

Content Moderation

We have developed content moderation mechanisms to ensure that the content on our platforms comply with local laws and regulatory requirements in the markets we operate and aim to promote our core value propositions. These content monitoring mechanisms may include user flags and reports, automatic content filtering, real-name registration and user undertakings, etc. The specific mechanisms we implement for each product may vary depending on the applicable laws and regulations in the relevant jurisdictions.

We leverage AI technologies to enhance the efficiency and accuracy of our content moderation processes. Our AI-driven systems support automated detection, classification, and filtering of potentially inappropriate content, enabling timely identification of violations and reducing reliance on manual review.

Our moderation team monitors user flags and reports, user sign-ups and other platform activities through a combination of automated systems and manual review to ensure that inappropriate users and activities are addressed promptly. In cases of minor violations, we may take actions such as removing relevant content or images, issuing warnings, or restricting or suspending user accounts. For severe violations, we may temporarily or permanently terminate the relevant user or host accounts.

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

Sales, Branding and Marketing

Our sales, branding and marketing initiatives comprise online marketing and advertising, offline promotions and events, and public relations activities. Through our user experience and service offerings, we have established brand awareness among users, which contributes to organic user growth.

We also leverage AI technologies to enhance the efficiency and effectiveness of our marketing activities. Our AI-driven systems support automated content and creative generation, as well as data-driven optimization of advertising strategies, enabling more targeted user acquisition and improved marketing performance.

In addition, we acquire users for our platforms through online marketing channels such as mobile advertising platforms, search engines, and other online advertising networks. We also conduct branding and promotional activities through various online and offline events.

Competition

We operate in highly competitive markets across our online audio business and AI applications business.

Online audio business. In terms of our online audio business, we compete with other platforms offering voice-based live streaming, interactive audio content, and online entertainment services. We also face competition from large online video platforms, social media platforms, and social networking platforms that compete for user attention, content creators, and engagement time. Our ability to compete effectively in this segment depends on factors including the quality and diversity of our content, user experience, our ability to attract and retain content creators, operational capabilities, and brand recognition.

AI applications. In terms of our AI applications business, we compete with companies offering AI-powered productivity tools, voice-based applications, and general-purpose AI solutions. Our ability to compete in this segment depends on our core voice AI capabilities as well as our ability to translate these technologies into practical and user-friendly applications and continuously iterate based on user feedback.

We believe our competitive position across both business lines is supported by a technology, product, and data-driven approach developed through our long-term focus on audio-centric scenarios. We have established a stable user base and accumulated large volumes of real-time interaction data across diverse use cases, which provide continuous feedback for the optimization of voice AI models. This enables us to enhance our core technology capabilities and improve product performance.

In addition, our direct-to-user product portfolio allows us to closely integrate technological innovation with real-world application scenarios. Through continuous product iteration and user feedback, we are able to refine user experience and support commercialization. Our approach of leveraging data to improve technology, applying technology to enhance products, and using products to validate commercial value supports our ability to compete effectively in both business segments.

Intellectual Property

We regard our intellectual property rights as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2025, we had registered:

●	369 trademarks in China;

●	424 trademarks in Hong Kong and other jurisdictions;

●	82 domain names;

●	84 patents in China; and

●	147 software copyrights in China, relating to all of our online communities and other products.

As of December 31, 2025, we had 51 pending trademark applications in China and overseas. In addition, we are in the process of applying for registration of another 21 patents in China. Most of our intellectual property is owned by Guangzhou Lizhi and Guangzhou Huanliao, and certain trademarks, copyrights and domain names are owned by the subsidiaries of the VIEs, Wuhan Lizhi Network Technology Co., Ltd. (“Wuhan Lizhi”) and Guangzhou Qianyue Media Co., Ltd. (“Guangzhou Qianyue”), for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities. We currently have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration of the same. See “Item 3. Key Information— 3.D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.”

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

Health, Safety, Social, and Environmental Matters

We do not operate any manufacturing or warehousing facilities. Therefore, we are not subject to significant health, safety, social, or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary and after consultation with our legal advisor, adjust our human resources policies to accommodate material changes to relevant labor and safety laws and regulations. For the year ended December 31, 2025, we had not been subject to any fines or other penalties due to non-compliance with health, work safety, social, or environmental regulations.

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

On April 8, 2024, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version), or the Negative List (2024), which took effect on November 1, 2024. On December 15, 2025, the MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2025 Version), or the Encouraging Catalogue (2025), which took effect on February 1, 2026. On April 8, 2024, the MOFCOM and NDRC promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version), or the Negative List (2024), which took effect on November 1, 2024. Pursuant to the Encouraging Catalogue(2025 Version) and the Negative List (2024), foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative list (2021) and Negative List (2024) are permitted foreign-invested projects.

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

According to the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000 and last amended in December 6, 2024 and became effective on January 20, 2025, “internet information services” refer to the provision of information through the internet to online users, including “commercial internet information services” and “non-commercial internet information services.” A commercial internet information service operator must obtain an ICP License from the competent governmental authorities before engaging in commercial internet information services in China, while ICP License is not required if the operator will only provide internet information on a non-commercial basis. Besides, internet information service operators in respect of news, publishing, education, health, pharmaceuticals or medical apparatus shall obtain consent of the relevant PRC competent authority as required by relevant laws and regulations before applying for licenses or carrying out record-filing procedures.

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

Regulations Related to Production and Operation of Radio and Television Programs

On July 19, 2004, the SARFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, as partly amended on December 1, 2020 and became effective on the same date and was further amended on June 3, 2025 by the National Radio and Television Administration (NRTA) upon deliberation and adoption at the executive meeting of the NRTA on May 22, 2025. The amendment was promulgated as NRTA Order No. 15 and became effective on the same date as June 3, 2025. Pursuant to the Radio and TV Programs Regulations, entities engaged in the production of radio and television programs shall apply for the Radio and Television Program Production and Operating Permit from the SARFT or its provincial level counterparts and shall conduct their operations strictly in compliance with the approved scope of production and operation. Guangzhou Lizhi has obtained the License for Production and Operation of Radio and TV Programs for its business.

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

On May 19, 2025, six PRC government authorities, including the Ministry of Public Security and the CAC, jointly issued the Administrative Measures for National Public Services Related to Cyber Identity Authentication, which took effect on July 15, 2025. The national cyber identity authentication public service platform may legally provide age identification information of minor users to internet platforms for real-name registration verification.

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, effective on June 1, 2017 and was further amended and enacted on January 1, 2026. The Cybersecurity Law aims to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks. Any violation of the provisions and requirements under the Cybersecurity Law may subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

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

On June 1, 2021, the Law of the People’s Republic of China on the Protection of Minors (Revised in 2020) or the Minor Protection Law, promulgated by the SCNPC, has come into effect, which specifies stringent requirements for the protection of minors’ information. On April 26, 2024, the Minor Protection Law was revised on and came into force on the same date.

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

4.C. Organizational Structure

Sound Group Inc. is a holding company that does not have substantive operations. We conduct our business operations through our subsidiaries and VIEs. Our principal subsidiaries and VIEs consist of the following entities:

●	VOCAL BEATS Inc., our subsidiary, which is 68.5% owned by the Company and established in the British Virgin Islands, holds certain of our subsidiaries that operate our international businesses;

●	Lizhi Inc. and TIYA INC., our wholly-owned subsidiaries established in the British Virgin Islands, hold certain of our subsidiaries and VIEs;

●	NASHOR PTE. LTD., TIYA PTE. LTD., VOPI PTE. LTD., VOCALBEATS.AI PTE. LTD. and TOPMUSE PTE. LTD., our subsidiaries in Singapore, operate our international businesses;

●	Vocalbeats CO., LTD., our subsidiary in Japan, operates our international businesses;

●	Hongyi Technology, Guangzhou QingYin, Guangzhou Yuechuang and Guangzhou Tiya, our wholly-owned subsidiaries established in Beijing and Guangzhou, provide technical support and consulting services for our subsidiaries and VIEs;

●	Guangzhou Yuyin, our subsidiary established in Guangzhou, provides technical support and consulting services for our subsidiaries and VIEs; and

●	Guangzhou Lizhi(1) and Guangzhou Huanliao(2), our VIEs established in Guangzhou, operate our business in mainland China.

Notes:

(1)	The shareholders of Guangzhou Lizhi and their relationship with our company are as follows: (i) Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司) (84.81%), 50% of whose interest is owned by Ms. Juan Ren, our Vice President and director, and the other 50% of whose interest is owned by Mr. Zelong Li, our Chief Operating Officer; (ii) Mr. Ning Ding (7.50%), our co-founder, Chief Technology Officer, and the beneficial owner of the shares held by Voice Intelligence Ltd, one of our shareholders; and (iii) Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (formerly known as Zhuhai Dayin Ruoxi Investment Development Center (Limited Partnership) (珠海市⼤⾳若希企业管理中⼼(有限合伙)) (7.69%), 99.99% of whose interest is owned by Mr. Ning Ding. Guangzhou Lizhi operates our LIZHI App.

(2)	The shareholders of Guangzhou Huanliao are (i) Mr. Ning Ding (99.99%), our co-founder and Chief Technology Officer; and (ii) Ms. Juan Ren (0.01%), our Vice President and director. Guangzhou Huanliao currently focuses on the operation of Huanliao, an audio-based social app recently launched by us.

Contractual Arrangements with the VIEs and the VIEs’ Respective Shareholders

Currently, our businesses in China are operated primarily through the VIEs and the VIEs’ subsidiaries, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2019 Version) and the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Investment.” We are an exempted company incorporated in the Cayman Islands with limited liability. Hongyi Technology, Guangzhou Tiya and Guangzhou QingYin, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through the VIEs in the PRC, based on a series of contractual arrangements. To streamline our operations in China, we terminated the entire series of VIE arrangements between and among Guangzhou Tiya, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022. Concurrently with such termination, Guangzhou QingYin entered into a new series of contractual arrangements by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholder(s) of Guangzhou Huanliao in July 2022, which were last amended and restated in May 2023. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our consolidated financial statements under U.S. GAAP. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs accounted for 99.9%, 99.8% and 98.7%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. In 2023, 2024 and 2025, the amount of technical development service fees paid to our PRC subsidiaries from the VIEs was RMB137.0 million, RMB176.0 million and RMB120.3 million (US$17.2 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

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

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online audio applications and other internet related businesses do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

4.D. Property, Plant and Equipment

Our principal executive offices are located in Singapore. As of December 31, 2025, we have leased office space with an aggregate area of approximately 8,476 square meters, of which approximately 5,882 square meters are in Guangzhou, 418 square meters are in other cities in the PRC and 1,824 square meters are overseas.

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

5.A. Operating Results

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors influencing the online audio, entertainment, and AI application industries, including:

●	overall economic conditions in the markets where we operate;

●	the usage and penetration rate of mobile internet and mobile payment;

●	changes in user preferences and evolving market trends in online audio, entertainment, and AI-driven services;

●	the growth and competitive landscape of online audio and AI application markets; and

●	governmental policies and initiatives affecting the internet, online audio, and AI industries.

Unfavorable changes in any of these factors could adversely affect demand for our services and materially impact our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general industry factors, we believe our results of operations are more directly affected by company-specific factors, including the following:

Our ability to attract and retain hosts and enhance content offerings

In our online audio business, our ability to attract, cultivate, and retain hosts and content creators is critical to expanding our user base and enhancing user engagement. We seek to strengthen our relationships with guilds and hosts through long-term partnerships and incentive mechanisms, while continuously enriching our content offerings across diverse categories and formats.

High-quality and diversified content supports user engagement and retention, which in turn contributes to monetization. Our ability to maintain a stable and active creator ecosystem depends on factors including platform attractiveness, monetization opportunities for creators, and the effectiveness of our creator support systems.

Our ability to identify user insights and deliver effective AI-driven solutions

In our AI applications business, our growth depends on our ability to identify user needs and deliver effective solutions through AI-powered applications. We leverage AI technologies to analyze user behavior and usage patterns, enabling us to better understand user demands and continuously refine product features and performance.

Our ability to translate AI capabilities into practical and user-friendly applications, such as tools for communication, productivity, and wellness, is critical to improving user experience. Continuous product iteration based on user feedback and data insights enhances product relevance, usability, and overall value.

Our ability to enhance user engagement and drive monetization across business lines

Across both our online audio and AI applications businesses, our ability to enhance user engagement and drive monetization is a key factor affecting our results of operations.

In our online audio business, we seek to increase user engagement by enhancing interactions between users and content creators, strengthening user-creator relationships, and expanding interactive features. Increased engagement supports monetization through value-added services, including virtual gift sales, in-app purchase of virtual avatar items and mini-games. In our AI applications business, higher user engagement is reflected in increased usage frequency and stronger user retention. As users rely more on our AI tools to improve efficiency in work and daily life, they are more likely to subscribe to our products. Our ability to drive sustained usage and improve user experience is therefore critical to increasing subscription-based revenues.

Our monetization performance across both business lines is primarily driven by the size of our paying user base and the level of spending per paying user. In our online audio business, monetization is closely linked to user engagement and interaction intensity, which influence users’ willingness to spend on virtual goods and services. In our AI applications business, monetization depends on users’ willingness to subscribe to our products, which is influenced by product utility, user experience, and usage frequency. We seek to expand our paying user base and improve conversion efficiency by enhancing product offerings, increasing user engagement, and introducing more diversified monetization scenarios. At the same time, we aim to increase the average revenue per paying user by optimizing content offerings, pricing strategies, and user experience.

The following table sets forth the number of average total monthly paying users across our platforms and apps for each of the six months indicated.

	For the Six Months Ended
	June 30, 2024	December 31, 2024	June 30, 2025	December 31, 2025
	(in thousands)
Average total monthly paying users	376.3	406.3	386.0	424.0

We will continue to expand our product offerings to diversify our monetization channels.

Our ability to further improve operational efficiency and achieve economies of scale

Our ability to improve operational efficiency and achieve economies of scale is important to our long-term profitability. We continue to invest in technology, product development, and operational capabilities, while optimizing our cost structure.

We leverage our SoundSphere technology system, which integrates our core AI capabilities, data infrastructure, and operational systems, to enhance efficiency across key functions, including marketing, product development, and platform operations. Supported by this system, we utilize AI-driven platforms to improve user acquisition efficiency, accelerate product iteration and deployment, and optimize resource allocation.

Our integrated technology infrastructure enables us to streamline processes, reduce reliance on manual operations, and improve scalability across our business lines. As our business grows, we expect to benefit from economies of scale driven by our expanding paying user base, increasing content and service supply, and enhanced operational efficiency supported by our technology infrastructure.

Key Components of Results of Operations

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues	2,071,772	2,031,806	3,102,754	443,688
Cost of revenues	(1,486,397)	(1,474,948)	(2,197,595)	(314,252)
Gross profit:	585,375	556,858	905,159	129,436
Operating expenses:
Selling and marketing expenses	(237,646)	(307,281)	(347,690)	(49,719)
General and administrative expenses	(193,907)	(106,587)	(100,254)	(14,336)
Research and development expenses	(301,490)	(232,693)	(240,213)	(34,350)
Total operating expenses	(733,043)	(646,561)	(688,157)	(98,405)
Operating (loss)/income	(147,668)	(89,703)	217,002	31,031
Other income/(loss):
Interest expenses	(1,563)	(416)	(28)	(4)
Foreign exchange losses	(1,488)	(4,209)	(1,022)	(146)
Interest and investment income	10,820	10,042	7,269	1,039
Government grants	9,395	2,148	2,295	328
Others, net	(3,577)	4,423	(2,086)	(298)
{Loss}/income before income taxes	(134,081)	(77,715)	223,430	31,950
Income tax expense	(434)	(3,261)	(2,781)	(398)
Net (loss)/income	(134,515)	(80,976)	220,649	31,552
Net loss attributable to the non-controlling interests shareholders	7,864	11,396	5,833	834
Net (loss)/income attributable to our Company’s ordinary shareholders	(126,651)	(69,580)	226,482	32,386

Net (loss)/income	(134,515)	(80,976)	220,649	31,552
Other comprehensive income:
Foreign currency translation adjustments	3,277	11,754	3,025	433
Total other comprehensive income	3,277	11,754	3,025	433
Total comprehensive (loss)/income	(131,238)	(69,222)	223,674	31,985
Comprehensive loss attributable to the non-controlling interests shareholders	7,953	11,522	5,782	827
Comprehensive (loss)/income attributable to our Company’s ordinary shareholders	(123,285)	(57,700)	229,456	32,812
Net (loss)/income attributable to our Company’s ordinary shareholders per share
Basic	(0.12)	(0.07)	0.24	0.03
Diluted	(0.12)	(0.07)	0.24	0.03
Weighted average number of ordinary shares
Basic	1,078,969,851	1,026,725,421	940,749,734	940,749,734
Diluted	1,078,969,851	1,026,725,421	943,559,133	943,559,133
Net (loss)/income attributable to our Company’s ordinary shareholders per ADSs
Basic	(23.48)	(13.55)	48.15	6.89
Diluted	(23.48)	(13.55)	48.01	6.86
Weighted average number of ADSs
Basic	5,394,849	5,133,627	4,703,749	4,703,749
Diluted	5,394,849	5,133,627	4,717,796	4,717,796

Net Revenues

We generate net revenues through (i) value-added services, and (ii) subscription and others. The following table sets forth sources of our net revenues in absolute amounts and as percentages of total net revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Value-added services(1)	2,063,346	99.6	2,018,598	99.3	3,056,426	437,063	98.5
Subscription and others(2)	8,426	0.4	13,208	0.7	46,328	6,625	1.5
Total	2,071,772	100.0	2,031,806	100.0	3,102,754	443,688	100.0

(1)	It refers to “audio entertainment” in the annual report for the fiscal year ended December 31, 2024.

(2)	It refers to “podcast, advertising and others” in the annual report for the fiscal year ended December 31, 2024.

Cost of Revenues

Our cost of revenues consists of (i) revenue sharing fees, (ii) salary and welfare benefits, (iii) payment handling costs, (iv) bandwidth costs, (v) share-based compensation expenses and (vi) others. The table below sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Revenue sharing fees	1,368,498	92.1	1,377,765	93.4	2,069,133	295,882	94.2
Salary and welfare benefits	45,273	3.0	28,600	1.9	44,129	6,310	2.0
Payment handling costs	21,076	1.4	20,836	1.4	37,859	5,414	1.7
Bandwidth costs	39,424	2.7	36,218	2.5	33,053	4,727	1.5
Share-based compensation expense	3,845	0.3	1,788	0.1	556	80	0.1
Others	8,281	0.5	9,741	0.7	12,865	1,839	0.5
Total	1,486,397	100	1,474,948	100.0	2,197,595	314,252	100.0

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

The following table sets forth the components of our operating expenses in absolute amounts and as percentages

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	237,646	32.4	307,281	47.5	347,690	49,719	50.5
Research and development expenses	301,490	41.1	232,693	36.0	240,213	34,350	34.9
General and administrative expenses	193,907	26.5	106,587	16.5	100,254	14,336	14.6
Total	733,043	100.0	646,561	100.0	688,157	98,405	100.0

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

Results of Operations

Year Ended December 31, 2025  Compared to Year Ended December 31, 2024

Net revenues. Net revenues were RMB3,102.8 million (US$443.7 million) in 2025, representing a 53% increase from RMB2,031.8 million in the prior year, primarily due to (i) growth in our value-added services, supported by a broader and more diversified audio content offering, and (ii) increased revenue from our subscription services, driven by an expanding AI applications portfolio.

Cost of revenues. Cost of revenues were RMB2,197.6 million (US$314.3 million) in 2025, representing a 49% increase from RMB1,474.9 million in the prior year. The increase was mainly attributable to (i) an increase in revenue sharing-fees for content creators which grew in line with net revenues, (ii) increased payment handling costs, and (iii) increased salary and welfare benefits expenses, which were partially offset by decreases in (i) bandwidth costs and (ii) share-based compensation expenses.

Gross profit. As a result of the foregoing, our gross profit was RMB905.2 million (US$129.4 million) in 2025, representing a 63% increase from RMB556.9 million in the prior year.

Operating expenses. Our total operating expenses were RMB688.2 million (US$98.4 million) in 2025, representing a 6% increase from RMB646.6 million in the prior year.

Research and development expenses. Research and development expenses were RMB240.2 million (US$34.4 million) in 2025, representing a 3% increase from RMB232.7 million in the prior year, primarily due to increased salary and welfare benefits expenses, which were partially offset by decreases in (i) expenses related to research and development services provided by third parties, (ii) share-based compensation expenses, and (iii) rental expenses.

Selling and marketing expenses. Selling and marketing expenses were RMB347.7 million (US$49.7 million) in 2025, representing a 13% increase from RMB307.3 million in the prior year, primarily attributable to increases in (i) branding and marketing expenses and (ii) salary and welfare benefits expenses, which were partially offset by a decrease in share-based compensation expenses. The Company continues to carefully control discretionary advertising and promotional expenses and adjust them accordingly, depending on market conditions.

General and administrative expenses. General and administrative expenses were RMB100.3 million (US$14.3 million) in 2025, compared with RMB106.6 million in the prior year, mainly driven by decreases in (i) share-based compensation expenses, (ii) provisions for litigation contingencies and (iii) professional service fees, which were partially offset by an increase in salary and welfare benefits expenses.

Operating income was RMB217 million (US$31 million) in 2025, compared with an operating loss of RMB89.7 million in the prior year.

Net income was RMB220.6 million (US$31.6 million) in 2025, compared with a net loss of RMB81.0 million in the prior year.

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

General and administrative expenses. Our general and administrative expenses were RMB106.6 million (US$14.6 million) in fiscal year 2024, compared with RMB193.9 million in the prior year, mainly driven by the decreased provision for credit loss, share-based compensation expenses, professional service fees and other miscellaneous expenses, and partially offset by the increased salary and welfare benefits expenses related to the increased average salary, provision for litigation contingencies and rental expenses.

Operating loss was RMB89.7 million (US$12.3 million) in the fiscal year 2024, compared to an operating loss of RMB147.7 million in the prior year.

Net loss was RMB81.0 million (US$11.1 million) in the fiscal year 2024, compared to net loss of RMB134.5 million in the prior year.

Taxation

Cayman Islands

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us or holders of our ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. For the years ended December 31, 2023, 2024 and 2025, the Company’s Singapore entity recognized income tax (credit)/expense amounted to RMB(0.1) million, nil and RMB0.3 million, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.

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

Others

Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident. For the years ended December 31, 2023, 2024 and 2025, the Company’s overseas others entity recognized income tax expense amounted to RMB0.4 million, RMB0.8 million and RMB0.8 million, respectively.

PRC

Generally, our subsidiaries and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Guangzhou Lizhi and Guangzhou Huanliao obtained High and New Technology Enterprise, or HNTE, status from December 28, 2023 to December 28, 2026, and from November 19 2024 to November 21, 2027, respectively. In addition, Guangzhou Tiya qualified as a HNTE from December 9, 2025 to December 9, 2028. They will enjoy the 15% preferential tax rate as long as it re-applies for HNTE status every three years and meet the HNTE criteria during this three-year period. If they fail to meet the criteria for qualification as an HNTE in any year, (i) the enterprises cannot enjoy the 15% preferential tax rate in that year and must instead use the uniform 25% enterprise income tax rate and (ii) they will need to re-apply for HNTE status.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entities satisfy all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the preferential rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. For the year ended December 31, 2024 and 2025, the Group resolved to have one of its PRC subsidiaries, Guangzhou Tiya, declare and distribute cash dividends out of part of its retained earnings, amounting to RMB8.0 million and RMB18.0 million, respectively, to its immediate overseas parent company, Tiya HK. Accordingly, Guangzhou Tiya was required to pay and paid withholding taxes of RMB0.8 million and RMB1.8 million, respectively.

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

Revenue recognition

Our net revenues primarily derived from (i) value-added services and (ii) subscription and others. We recognize revenue pursuant to ASC 606, revenue from contracts with customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, we applied the following five steps: (i) identification of the contract, or contracts, with the customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of the revenue when, or as, a performance obligation is satisfied.

We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Value-added service revenue

We mainly offers audio entertainment services related to live streaming, real-time interaction and other paid contents to the customers.

We are principally engaged in operating our own live streaming platforms, which enable hosts and users to interact with each other. Value-added service revenue is generated from sales of virtual items to our users. We have a recharge system for users to purchase our virtual currency which can be used to purchase virtual items. Users can recharge via bank transfer and various online third-party payment platforms, including AliPay, WeChat Pay and other payment platforms. Virtual currency is non-refundable and without expiry. The virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

Hosts engage in live streaming performance on platforms. We share a portion of the sales proceeds of virtual items (“revenue sharing fee”) with hosts and their respective guilds in accordance with their service agreements.

We evaluate and determine that we are the principal and view users to be our customers. We report value-added service revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to hosts and their respective guilds are recorded as cost of revenues. Where we are the principal, we control the virtual items before they are transferred to users. Its control is evidenced by our sole ability to monetize the virtual items before they are transferred to users, and is further supported by us being primarily responsible to users and having a level of discretion in establishing pricing. We design, create and offer various virtual items for sale to users with pre-determined stand-alone selling prices. Virtual items are categorized as either consumable or time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time such as a virtual special symbol that can be purchased and displayed on the users’ profile over a fixed period of time; users can purchase consumable or time-based items and present these virtual items to hosts to show support for their favorite hosts or purchase time-based virtual items that enhance the users’ personal profile.

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

Subscription and others revenue

We provide users with certain subscription services which entitle paying subscribers to engage AI application tools or listen to specific podcast content on the platform. The subscription fee is time-based and is collected upfront from subscribers.

The receipt of subscription fee is initially recorded as deferred revenue. We satisfied its performance obligation by providing services throughout the estimated average user relationship period. Revenue is recognized ratably over the shorter period of the actual subscribed period or the estimated average user relationship period, which is approximately one to three months. The estimated average user relationship period is based on historical data collected from those paying users who have subscribed to the content on our platform. We estimate the average user relationship period for a subscribed content to be the date a user subscribes to it through the date we estimate the paying user will log-in the platform or listen to the content for the last time. The determination of the estimated average user relationship period is based on our best estimate that considers all known and relevant information, including actual historical patterns of usage, at the time of assessment. Any adjustments arising from changes in the estimated average user relationship period as a result of new information is accounted as a change in accounting estimate.

The podcast content are licensed by hosts to us. We record revenue on a gross basis as (i) we are the primary obligor in the arrangement; and (ii) we have latitude in establishing the selling price.

Deferred revenue

Deferred revenue primarily consists of unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast contents and AI application tools services in our platform, where there is still an obligation to be provided by us, which will be recognized as revenue when all of the revenue recognition criteria are met. As of December 31, 2024 and 2025, the balance of deferred revenue was RMB31.0 million and 38.2 million, respectively. The change in the balance of deferred revenue depends on whether the relevant performance obligations of the revenue recognition were met as of years ended.

During the years ended December 31, 2023, 2024 and 2025, we recognized revenue amounted to RMB14.0 million, RMB12.9 million and RMB12.6 million, respectively, that was included in the corresponding opening deferred revenue balance of the year.

Advertising revenue

We generate advertisement revenues from rendering of various forms of advertisement services by way of advertisement display on the online audio platform live streaming platforms. Advertisements on our platforms are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. We provide sales incentives in the forms of discounts and rebates to advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the agencies. Sales incentives are recorded at the time of revenue recognition based on the contracted rebate rates and contract amount.

The accounts receivable arises primarily from our advertising customers.

	As of December 31,
	2024	2025
	(RMB in thousands)
Accounts receivable	1,082	972

Please see Note 4 of consolidated financial statements for additional information.

There were no material contract assets as of December 31, 2024 and 2025.

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

We adopted a share incentive plan on May 31, 2019, or the 2019 Share Incentive Plan. The 2019 Share Incentive Plan replaced the 2018 BVI Plan in its entirety and granted 38,194,330 options and restricted shares to certain management members, employees and consultant. We further amended and restated our 2019 Share Incentive Plan on March 18, 2020, or the Amended and Restated 2019 Share Incentive Plan, to increase the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Amended and Restated 2019 Share Incentive Plan to 100,000,000 Class A ordinary shares. On September 17, 2021, we adopted the Second Amended and Restated 2019 Share Incentive Plan to replace the Amended and Restated 2019 Share Incentive Plan in its entirety, increasing the maximum aggregate number of Class A ordinary shares we are authorized to issue under the Second Amended and Restated 2019 Share Incentive Plan to 170,000,000 Class A ordinary shares. As of February 28, 2026, 20,016,720 options and restricted share units corresponding to 20,016,720 of our ordinary shares are outstanding, which has been redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of our initial public offering (the “2019 Replacement”). There is no change of fair value, vesting schedule and other key terms of such award agreements entered into with each grantee and the classification of share based awards immediately before and after the 2019 Replacement except as stated herein. Thus the 2019 Replacement was not considered a modification of share based awards. Among those, a total of 841,050 Class A ordinary shares corresponding to restricted shares granted to certain of our management members and director, which has been redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of IPO, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong as of February 28, 2026. Kastle Limited holds such ordinary shares in trust for the benefit of these senior management and directors. The granted and outstanding awards under the 2018 BVI Plan have since been terminated. For key terms of the Second Amended and the Restated 2019 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

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

In 2025, we declared and paid a special cash dividend of US$0.005 per ordinary share, or US$1.00 per ADS, to holders of ordinary shares and ADSs of record as of a record date approved by our board of directors. The total cash distributed in connection with this dividend was approximately US$4.3 million. In March 2026, we declared a special cash dividend of US$0.006 per ordinary share, or US$1.20 per ADS, to holders of ordinary shares and ADSs of record as of a record date approved by our board of directors. The total cash distributed in connection with this dividend will amount to approximately US$5 million, with payments expected to be made on or around May 12, 2026, for holders of ordinary shares and ADSs. We do not expect to adopt a regular dividend policy in the foreseeable future. However, as our business continues to evolve, we may, from time to time, return capital to shareholders through special cash dividends. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US. For options granted in the year ended December 31, 2018, the expected and weighted average volatility was 56.38%, risk-free rate was 3.05%, maximum contractual term was 10 years, and enterprise value per ordinary share was US$0.21. No share option was granted for the year ended December 31, 2019, and all share options granted after were with little to no exercise price for which fair value was measured as the grant date price of our ordinary shares.

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

No share option and restricted share unit was granted for the years ended December 31, 2025. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. The contractual term is the contract life of the options. We estimated the risk free interest rate based on the market yield of U.S. government bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and U.S.

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

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. The other major assumptions used in calculating the fair value of ordinary shares include:

●	Weighted average cost of capital, or WACC: The WACCs were determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

●	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the audio online business industry and AI application industry were selected for reference as our guideline companies.

●	Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event, for instance an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value is and thus the higher the implied DLOM is.

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

5.B Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from our operations, contributions from our shareholders, and bank loans taken out by our subsidiary and the VIEs. As of December 31, 2025, we had RMB655.1 million (US$93.7 million) in cash and cash equivalents. Our cash and cash equivalents mainly represent demand deposits which are placed in bank and large reputable financial institutions, that are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less.

We had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB345.2 million (US$49.4 million) as of December 31, 2025. Although we have achieved a positive working capital as of December 31, 2025, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future due to a variety of factors, some of which are beyond our control.

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

The following table presents the summary of our consolidated cash flows data for the years ended December 31, 2023, 2024 and 2025.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(117,045)	(26,469)	280,031	40,044
Net cash generated from/(used in) investing activities	105,653	(11,974)	(3,801)	(544)
Net cash (used in)/generated from financing activities	(71,674)	(2,994)	(66,201)	(9,466)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	2,168	(3,017)	(3,290)	(471)
Net (decrease)/increase in cash, cash equivalents, and restricted cash	(80,898)	(44,454)	206,739	29,563
Cash, cash equivalents, and restricted cash at the beginning of the year	578,515	497,617	453,163	64,802
Cash, cash equivalents, and restricted cash at the end of the year	497,617	453,163	659,902	94,365

Operating activities

Net cash generated from operating activities was RMB280.0 million (US$40.0 million) in 2025. The difference between our net cash generated from operating activities and our net income of RMB220.7 million (US$31.6 million) was due to (i) depreciation of property, equipment and leasehold improvement of RMB6.9 million (US$1.0 million), (ii) share-based compensation expenses of RMB4.5 million (US$0.6 million), (iii) an increase in salary and welfare payable of RMB44.3 million (US$6.3 million), (iv) an increase in accounts payable of RMB19.4 million (US$2.8 million), and partially offset by (v) a decrease in accrued expenses and other current liabilities of RMB13.3 million (US$1.9 million) and (vi) an increase in prepayments and other current assets of RMB 16.2 million (US$2.3 million). The increase in salary and welfare payable was primarily attributable to the increased average salary. The increase in accounts payable was mainly due to the increase in revenue sharing-fees for content creators which grew in line with net revenues. The decrease in accrued expenses and other current liabilities was primarily attributable to a decrease in advertising and promotional expenses, and miscellaneous expenses. The increase in prepayments and other current assets was mainly due to the increase in receivables from a third-party online payment platform.

Net cash used in operating activities was RMB26.5 million in 2024. The difference between our net cash used in operating activities and our net loss of RMB81.0 million was due to (i) depreciation of property, equipment and leasehold improvement of RMB10.7 million, (ii) share-based compensation expenses of RMB14.2 million, (iii) a decrease in salary and welfare payable of RMB5.1 million, a decrease in accounts payable of RMB3.8 million, and (iv) partially offset by an increase in accrued expenses and other current liabilities of RMB29.7 million. The decrease in salary and welfare payable was primarily attributable to the decreased number of staff. Accounts payable decreased mainly due to the quicker settlement with our content creators. The increase in accrued expenses and other current liabilities was primarily attributable to an increase in provision for litigation contingencies and advertising and promotional expenses.

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

Investing activities

Net cash used in investing activities was RMB3.8 million (US$0.5 million) in 2025 mainly attributed to the purchase of property, equipment and leasehold improvement, and intangible assets of RMB4.1 million (US$0.6 million), which was partially offset by net cash received from disposal of property, equipment and leasehold improvement of RMB0.3 million (US$0.0 million).

Net cash used in investing activities was RMB12.0 million in 2024 mainly attributed to (i) the purchase of short-term investments of RMB125.0 million and (ii) the purchase of property, equipment and leasehold improvement of RMB11.1 million, which was partially offset by maturities of short-term investments of RMB125.0 million.

Net cash generated from investing activities was RMB105.7 million in 2023 mainly attributed to maturities of short-term investments of RMB111.0 million and disposal of property, equipment and leasehold improvement of RMB1.9 million, respectively, which offset by purchasing of intangible assets, property, equipment and leasehold improvement of RMB7.2 million.

Financing activities

Net cash used in financing activities was RMB66.2 million (US$9.5 million) in 2025 primarily due to (i) repayments of short-term loans of RMB7.2 million (US$1.0 million), (ii) cash paid for repurchase of common shares of RMB28.8 million (US$4.1 million) and (iii) cash paid for dividends of RMB30.3 million (US$4.3 million).

Net cash used in financing activities was RMB3.0 million in 2024 primarily due to repayments of short-term loans of RMB11.2 million.

Net cash used in financing activities was RMB71.7 million in 2023 primarily due to third-party loans net repayment by our subsidiary and the VIEs.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, repayment of short-term loans and operating lease obligations.

Capital Expenditures

We made capital expenditures of RMB7.2 million, RMB12.2 million and RMB4.1 million (US$0.6 million) in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment, leasehold improvement and intangible assets. In next coming 12 months, we expect the majority of our capital expenditures will use for purchasing long-term assets above.

Contractual obligation

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Years Ending
	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total
	(in RMB thousands)
Lease obligations(1)	18,389	13,455	-	-	31,844

Note:

(1)	Lease obligation represents the minimum commitments under non-cancelable operating lease agreements for our office premises and staff quarters.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries. We held cash and cash equivalents and restricted cash of RMB659.9 million (US$94.4 million) as of December 31, 2025, among which RMB76.4 million (US$10.9 million) was held by Sound Group Inc. Apart from such cash and cash equivalents held in the Cayman Islands, substantially all of our assets were held and substantially all of our net revenues were generated by our PRC subsidiaries, the VIEs and their subsidiaries.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We apply a more likely than not (defined as a likelihood of more than 50%) threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the possible amount being realized upon settlement. We adjust the unrecognized tax benefits as necessary when new information becomes available, including changes in tax law and regulations, and interactions with taxing authorities. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the possible amount of benefit that management believes is more likely than not to be realized upon settlement. Although we believe that our estimates are reasonable, the final tax amount could be different from the amounts reflected in our income tax provisions and accruals. To the extent that the final provision for income taxes in the period in which such a determination is made. For the years ended December 31, 2023, 2024 and 2025, we had recorded income tax expenses of RMB0.4 million, RMB3.3 million and RMB2.8 million (US$0.4 million), respectively.

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

We recognize deferred tax assets in connection with certain tax attributes, including mainly the net operating loss (“NOL”) carryforwards, and performs regular reviews to ascertain whether our deferred tax assets are realizable. These reviews include management’s estimates and assumptions regarding future taxable income and may incorporate various tax planning strategies, including strategies that may be available to utilize NOLs before they expire. In connection with these reviews, if it is determined that a deferred tax asset is not realizable, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if management determines that, based on revised estimates of future taxable income or changes in tax planning strategies, it is more likely than not that all or part of the deferred tax asset will become realizable. As of December 31, 2023, 2024 and 2025, management does not believe that sufficient positive evidence exists to conclude that the recoverability of our deferred tax assets is more likely than not to be realized. Consequently, we have provided full valuation allowances on the related deferred tax assets.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Mr. Jinnan (Marco) Lai	50	Founder, Chief Executive Officer and Chairman of the Board of Directors
Ms. Juan Ren	40	Vice President and Director
Mr. Yipeng Li	48	Independent Director
Mr. Ming Zhang	48	Independent Director
Mr. Xiang Wang	64	Independent Director
Ms. Chengfang Lu	38	Vice President of Finance and Acting Chief Financial Officer
Mr. Ning Ding	46	Co-founder and Chief Technology Officer
Mr. Zelong Li	41	Chief Operating Officer

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB14.0 million (US$2.0 million) on an accrual basis to our executive officers, and an aggregate of RMB2.5 million (US$0.4 million) on an accrual basis to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

As of February 28, 2026, there are 20,016,720 options and restricted share units outstanding that were granted to certain management members, employees and consultant corresponding to 20,016,720 of our Class A ordinary shares pursuant to the Second Amended and Restated 2019 Share Incentive Plan. Among those, a total 841,050 Class A ordinary shares corresponding to restricted shares units granted to certain of our management members and director, were held by Kastle Limited, a company incorporated with limited liability under the laws of Hong Kong, as of February 28, 2026. Kastle Limited holds such ordinary shares in trust for the benefit of these management members and directors.

The maximum aggregate number of shares which may be issued pursuant to all awards under the Second Amended and Restated 2019 Share Incentive Plan is 170,000,000 Class A ordinary shares. As of February 28, 2026, awards representing 20,016,720 Class A ordinary shares have been granted and outstanding under the Second Amended and Restated 2019 Share Incentive Plan. The awards issued under the Second Amended and Restated 2019 Share Incentive Plan are vested by equal instalment from nil to four years upon our initial public offering in January 2020.

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

The following table summarizes, as of February 28, 2026, the number of the outstanding awards granted under the Second Amended and Restated 2019 Share Incentive Plan to our directors and executive officers.

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

As of February 28, 2026, other grantees under the Second Amended and Restated 2019 Share Incentive Plan as a group held awards representing 18,747,300 Class A ordinary shares.

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

Board Diversity Matrix (As of February 28, 2026)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			–
LGBTQ+			–

6.D. Employees

We had 590 employees as of December 31, 2025. As of December 31, 2025, 52 of our full-time employees were located outside of China.

The following table sets forth a breakdown of our employees by function as of December 31, 2025:

	Number of
	employees	% of total
Research and development	74	12.6%
Operations and products	81	13.7%
Sales and marketing	72	2.2%
General and administration	363	61.5%
Total	590	100.0%

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 28, 2026 by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 834,829,150 ordinary shares issued and outstanding (excluding 841,050 ordinary shares issued to Kastle Limited).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 841,050 ordinary shares issued to Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, except when calculating the number of shares underlying share options held by such person or group that are exercisable or options and restricted share units that will become vested within 60 days after March 31, 2026.

	Ordinary Shares
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	Percentage of total ordinary shares on converted basis	Percentage of aggregate voting power***
Directors and Executive Officers**†:
Mr. Jinnan (Marco) Lai(1)	9,460,000	184,215,000	193,675,000	23.2%	65.1%
Mr. Ning Ding(2)	1,000	39,000,000	39,001,000	4.7%	13.7%
Mr. Zelong Li	9,641,100	—	9,641,100	1.2%	0.3%
Mr. Yipeng Li	—	—	—	—	—
Ms. Juan Ren	*	—	*	*	*
Ms. Chengfang Lu	*	—	*	*	*
Mr. Ming Zhang	*	—	*	*	*
Mr. Xiang Wang	*	—	*	*	*
All Directors and Executive Officers as a Group	33,575,420	223,215,000	256,790,420	30.8%	79.7%
Principal Shareholders:
Voice Future Ltd(1)	—	193,675,000	193,675,000	23.2%	65.1%
Voice Intelligence Ltd(2)	—	39,000,000	39,000,000	4.7%	13.7%

Notes:

*	Less than 1% of our total outstanding shares.

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 834,829,150, being the number of ordinary shares outstanding as of February 28, 2026, excluding 841,050 ordinary shares held by Kastle Limited, which holds such ordinary shares in trust for the benefit of certain of our senior management and directors before the corresponding share awards granted to such senior management and directors are vested pursuant to the Second Amended and Restated 2019 Share Incentive Plan, and (ii) the number of ordinary shares underlying options, restricted shares and restricted share units held by such person or group that are exercisable or issuable within 60 days after March 31, 2026.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The office address of our directors and executive officers is 108 Robinson Road, #09-01 Singapore 068900.

(1)	The number of ordinary shares beneficially owned represents 192,215,000 Class B ordinary shares held by Mr. Lai through Voice Future Ltd, or Voice Future. Voice Future is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Jinnan (Marco) Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Jinnan (Marco) Lai as settlor for the benefit of beneficiaries designated by Mr. Jinnan (Marco) Lai. All of the voting and dispositive power of Voice Future is vested in VOICE WORLD Ltd. VOICE WORLD Ltd is wholly owned by Mr. Jinnan (Marco) Lai. Voice Home Ltd disclaims beneficial ownership of the shares held by Voice Future Ltd except to the extent of its pecuniary interest therein. Voice Future is a company organized under the laws of the British Virgin Islands. The registered address of Voice Future is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. VOICE WORLD Ltd. is a company organized under the laws of the British Virgin Islands. The registered address of VOICE WORLD Ltd. is Start Chambers, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	The number of ordinary shares beneficially owned represents 39,000,000 Class B ordinary shares held by Mr. Ning Ding through Voice Intelligence Ltd, or Voice Intelligence. Voice Intelligence is 5% owned by AI VOICE Ltd., an entity controlled by Mr. Ding, and 95% owned by Voice Tech Ltd. The entire interest of Voice Tech Ltd is held by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Ding as settlor for the benefit of beneficiaries designated by Mr. Ding. All of the voting and dispositive power of Voice Intelligence is vested in AI VOICE Ltd. AI VOICE Ltd is wholly owned by Mr. Ding. Voice Tech Ltd disclaims beneficial ownership of the shares held by Voice Intelligence Ltd except to the extent of its pecuniary interest therein. Voice Intelligence is a company organized under the laws of the British Virgin Islands. The registered address of Voice Intelligence is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of February 28, 2026, a total of 607,438,680 Class A ordinary shares are held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADR program, representing approximately 72.9% of our total outstanding shares. In addition, none of our outstanding Class A ordinary shares was held by any record holder in the United States as of February 28, 2026.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

During the year ended December 31, 2025, other than disclosed elsewhere, we did not have any other related party transactions.

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

Dividend Policy

We do not expect to adopt a regular dividend policy in the foreseeable future. However, as our business continues to evolve, we may, from time to time, return capital to shareholders through special cash dividends.

In 2025, we declared and paid a special cash dividend of US$0.005 per ordinary share, or US$1.00 per ADS, to holders of ordinary shares and ADSs of record as of a record date approved by our board of directors. The total cash distributed in connection with this dividend was approximately US$4.3 million.

In March 2026, we declared a special cash dividend of US$0.006 per ordinary share, or US$1.20 per ADS, to holders of ordinary shares and ADSs of record as of a record date approved by our board of directors. The total cash distributed in connection with this dividend will amount to approximately US$5 million, with payments expected to be made on or around May 12, 2026, for holders of ordinary shares and ADSs.

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

According to Clause 3 of our Second Amended and Restated Memorandum of Association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by the Companies Act (as amended) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Change in Share Capital. Our company may (if authorized by its articles of association) reduce our share capital in any way:

●	by special resolution and confirmation by the court; or

●	by special resolution supported by a solvency statement made by the directors of the company.

10.C. Material Contracts

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

10.E. Taxation

Cayman Islands Taxation

According to Walkers (Hong Kong), our Cayman counsel, the Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us or holders of our ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

This discussion applies to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax and the Medicare contribution tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

The assets shown on our balance sheet consist primarily of cash and cash equivalents, and while this continues to be the case, our PFIC status for any taxable year will depend largely on the value of our goodwill. The value of our goodwill for any taxable year may be determined in large part by reference to our average quarterly market capitalization for that year. Because of the low average value of our market capitalization during 2025, we believe we were likely a PFIC for our 2025 taxable year, and there is a significant risk that we will also be a PFIC for 2026 and possibly future taxable years. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear, and we have not obtained any valuation of our assets (including goodwill). Moreover, it is not entirely clear how the contractual arrangements between us, our WFOEs, the VIEs and the shareholders of the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC for any taxable year for which we would not otherwise be a PFIC if the VIEs are not treated as owned by us for these purposes. For these reasons, we cannot express an expectation as to our PFIC status for 2026 or any future taxable year. U.S. Holders of our ADSs or ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim a foreign tax credit with respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).

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

As of December 31, 2025, we had U.S. dollar-denominated cash and cash equivalents and restricted cash of US$12.5 million. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2025 would result in a decrease of RMB8.8 million in cash and cash equivalents and restricted cash.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were increases of 0.2%, 1.5% and 0.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

12.D. American Depositary Shares

Fees and Expenses

Pursuant to the terms of the deposit agreement, as an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

	Service	Fees
●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

●	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

●	Distribution of cash dividends	Up to US$0.05 per ADS held

●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

●	Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

●	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Payments by Depositary

In 2020, we have received US$1.0 million, net of applicable taxes as cash payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. As of December 31, 2024, we had paid a total of approximately US$1.5 million remuneration fee to the depositary bank in relation to the implementation of ADS ratio change.

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A.-14.D. Material Modifications to the Rights of Security Holders

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

For the period from April 2, 2021, the date that the registration statement on Form F-3 and the applicable prospectus supplement was declared effective by the SEC, to the date of this annual report, we used approximately US$15.1 million of the net proceeds received from follow-on offering for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures was effective as of December 31, 2025.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements in the prior years, we identified two material weaknesses in our internal control over financial reporting in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

As of December 31, 2025, based on an assessment performed by our management on the performance of certain remediation measures, we determined that both of the material weaknesses had been remediated.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as non-accelerated filer.

Changes in Internal Control over Financial Reporting

Other than described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	14,741	3,139	3,846
Total	14,741	3,139	3,846

Note:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

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

The table below is a summary of the shares repurchased by us from December 1, 2024 to December 31, 2025. All shares were repurchased in the open market pursuant to such share repurchase programs. No shares were repurchased by us from December 2024 to May 2025 and from October 2025 to December 2025.

	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Dollar Value of ADSs Purchased	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans
Period
June 2025	451,566	$2.70	$1,220,334	$2,779,666
July 2025	453,414	$5.47	$2,480,578	$299,088
August 2025	42,529	$5.16	$219,420	$79,669
September 2025	3,743	$21.28	$79,654	$15
Total	951,252	$4.20	$3,999,985	$15

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.	INSIDER TRADING POLICIES

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Concerns about the collection, use and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business” on page 43 of this annual report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sound Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)
2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.1 to our Post-effective Amendment No.1 to Form F-6 Registration Statement (File No. 333-235857), filed with the SEC on September 20, 2023)
2.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)
2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)
2.4	Form of Amendment No.1 to Deposit Agreement (incorporated by reference to Exhibit 99.1 to our Post-effective Amendment No.1 to Form F-6 Registration Statement (File No. 333-235857), filed with the SEC on September 20, 2023)
2.5	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)
4.1	Sound Group Inc. (formerly known as LIZHI INC.) Amended and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (File no. 001-39177) filed with the SEC on April 20, 2020)
4.2	Sound Group Inc. (formerly known as LIZHI INC.) Second Amended and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File no. 333-259595) filed with the SEC on September 17, 2021)
4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)
4.4	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)
4.5	Shareholders Agreement dated March 6, 2019 by and among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated by reference to Exhibit 4.4 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)
4.6	English translation of the equity pledge agreement entered into on January 17, 2023 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.6 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.7	English translation of the supplemental agreement of the equity pledge agreement entered into on May 8, 2023 by and between Hongyi Technology and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.7 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)
4.8	English translation of the exclusive equity transfer option agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.7 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.9	English translation of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on June 9, 2017 by and between Hongyi Technology and Guangzhou Lizhi (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)
4.10	English translation of the supplementary agreement of the amended and restated agreement of exclusive technical consulting and management service agreement entered into on May 8, 2023 by and between Hongyi Technology and Guangzhou Lizhi (incorporated by reference to Exhibit 4.10 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)
4.11	English translation of the business operation agreement entered into on January 17, 2023 by and among Hongyi Technology, Guangzhou Lizhi and the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.9 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)

4.12	English translation of the power of attorney dated January 17, 2023 issued by Zhuhai Dayin Ruoxi Enterprise Management Center (Limited Partnership) (珠海市大音若希企业管理中心(有限合伙)), one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.10 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.13	English translation of the power of attorney dated January 17, 2023 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.11 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.14	English translation of the power of attorney dated January 17, 2023 issued by Guangzhou Shengchuang Network Technology Co., Ltd (广州声创网络技术有限公司), one of the shareholders of Guangzhou Lizhi (incorporated by reference to Exhibit 4.12 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.15	English translation of the first amended and restated agreement of equity pledge agreement entered into on January 6, 2023 by and between Guangzhou QingYin and the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.13 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.16	English translation of the supplementary agreement of the first amended and restated agreement of equity pledge agreement entered into on May 8, 2023 by and between Guangzhou QingYin and the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.16 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)
4.17	English translation of the first amended and restated agreement of exclusive equity transfer option agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.14 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.18	English translation of the exclusive technical consulting and management service agreement entered into on July 19, 2022 by and between Guangzhou QingYin and Guangzhou Huanliao (incorporated by reference to Exhibit 4.15 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.19	English translation of the supplementary agreement of exclusive technical consulting and management service agreement entered into on May 8, 2023 by and between Guangzhou QingYin and Guangzhou Huanliao (incorporated by reference to Exhibit 4.19 to our Form 20-F (File No. 001-39177) filed with the SEC on October 31, 2024)
4.20	English translation of the first amended and restated agreement of business operation agreement entered into on January 6, 2023 by and among Guangzhou QingYin, Guangzhou Huanliao and, the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.16 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.21	English translation of the power of attorney dated January 6, 2023 issued by Mr. Ning Ding, one of the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.17 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
4.22	English translation of the power of attorney dated January 6, 2023 issued by Ms. Juan Ren, one of the shareholders of Guangzhou Huanliao (incorporated by reference to Exhibit 4.18 to our Form 20-F (File No. 001-39177) filed with the SEC on April 28, 2023)
8.1*	Significant subsidiaries and VIEs of the registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-234351), as amended, initially filed with the SEC on October 28, 2019)
11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our Form 20-F (File No. 001-39177) filed with the SEC on April 29, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Walkers (Hong Kong)
15.2*	Consent of Fangda Partners
15.3*	Consent of Enrome LLP
97.1*	Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sound Group Inc.

By:	/s/ Jinnan (Marco) Lai
Name:	Jinnan (Marco) Lai
Title:	Chief Executive Officer, Director

Dated: April 30, 2026

SOUND GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sound Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sound Group Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Convenience Translations

Our audits also comprehended the translation of Renminbi amounts into United States dollar amount and, in our opinion, such translation has been made in conformity with the basis stated in note 2(e) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside of the People’s Republic of China.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of revenue generated from the value-added services

Description of the Matter

The Group generates value-added service revenue from the sale of virtual items to the paying users purchased on the Group’s platforms, which are consumed on its platforms. The Group operates a recharge system that allows users to purchase virtual currency, which is then used to acquire virtual items for use on the Group’s platforms. Because of the nature and significant volume of the Group’s virtual items transactions, the Group uses automated Information Technology systems to process and record the quantities of the virtual items and use weighted average method to record the value of the virtual items.

We identified revenue from sales of virtual items as a critical audit matter considering the nature and the quantities of the audit evidence obtained is highly dependent on the Company’s information technology (“IT”) systems as well as the timing and amount of revenue recognition from the sales of the virtual items using weighted average method to record the value of the virtual items. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT specialists to assist with the performance of certain audit procedures.

How We Addressed the Matter in Our Audit

Our procedures in relation to the recognition of revenue generated from sales of virtual items included:

(i)	We tested the management’s identification of significant contract terms, including the identification and determination of distinct performance obligations;
(ii)	We obtained an understanding and evaluated the design of internal controls related to the identification of distinct performance obligations and the determination of selling prices for each distinct performance obligation from sales of virtual items;
(iii)	With the assistance of our IT specialists, we identified the Group’s relevant systems used to process the revenue transactions related to the consumption of virtual items and tested the general IT controls systems and the information technology application control (“ITAC”), including, user access controls, change management controls, and IT operations controls;
(iv)	With the assistance of our IT specialists, we tested the completeness and accuracy of the process for recording the quantities of the sale of the virtual items. We also further tested samples of transactions related to purchase of the virtual currency and consumption of virtual items;
(v)	We performed completeness procedures to reconcile the cash received and recorded in the payment system with the collection records of major third-party online payment channels;
(vi)	We performed analytical procedures and data analysis related to user consumption patterns and revenue trends;
(vii)	We tested samples of transactions to evaluate the timing and amount of revenue recognized;
(viii)	We performed substantive tests on the weighted average unit price of the virtual currency;
(ix)	We assessed the appropriateness and adequacy of the related consolidated financial statement disclosures.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

April 30, 2026

SOUND GROUP INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB	US$ Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	441,858	655,058	93,672
Restricted cash	11,305	4,844	693
Accounts receivable, net	1,082	972	139
Prepayments and other current assets	35,106	49,683	7,105
Total current assets	489,351	710,557	101,609
Non-current assets:
Property, equipment and leasehold improvement, net	16,491	12,070	1,726
Intangible assets, net	1,176	879	126
Right-of-use assets, net	12,692	23,572	3,371
Other non-current assets	1,730	2,536	363
Total non-current assets	32,089	39,057	5,586
TOTAL ASSETS	521,440	749,614	107,195

LIABILITIES (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB248.1 million and RMB315.7 million as of December 31, 2024 and 2025, respectively)
Current liabilities:
Accounts payable	39,379	58,751	8,401
Deferred revenue	30,960	38,240	5,468
Salary and welfare payable	131,186	176,216	25,199
Taxes payable	7,267	9,203	1,316
Short-term loans	7,188	-	-
Lease liabilities due within one year	8,240	14,619	2,090
Accrued expenses and other current liabilities	78,491	68,327	9,772
Total current liabilities	302,711	365,356	52,246

Non-current liabilities:
Lease liabilities	4,424	9,962	1,425
Total non-current liabilities	4,424	9,962	1,425
TOTAL LIABILITIES	307,135	375,318	53,671
COMMITMENTS AND CONTINGENCIES (NOTE 16)
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 838,962,260 shares issued and 755,676,810 shares outstanding as of December 31, 2024; 1,268,785,000 shares authorized, 648,711,860 shares issued and 602,098,350 shares outstanding as of December 31, 2025).	557	422	60
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2024 and December 31, 2025, respectively).	168	168	24
Treasury stock	(10,182)	(10,156)	(1,452)
Additional paid in capital	2,703,147	2,678,350	382,999
Statutory reserves	2,605	14,392	2,058
Accumulated deficit	(2,490,809)	(2,314,891)	(331,025)
Accumulated other comprehensive income	29,803	32,777	4,687
TOTAL Sound Group Inc.’s SHAREHOLDERS’ EQUITY	235,289	401,062	57,351

Non-controlling interests	(20,984)	(26,766)	(3,827)

TOTAL SHAREHOLDERS’ EQUITY	214,305	374,296	53,524
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	521,440	749,614	107,195

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.
CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(e)
Net revenues	2,071,772	2,031,806	3,102,754	443,688
Cost of revenues	(1,486,397)	(1,474,948)	(2,197,595)	(314,252)
Gross profit	585,375	556,858	905,159	129,436
Operating expenses:
Selling and marketing expenses	(237,646)	(307,281)	(347,690)	(49,719)
General and administrative expenses	(193,907)	(106,587)	(100,254)	(14,336)
Research and development expenses	(301,490)	(232,693)	(240,213)	(34,350)
Total operating expenses	(733,043)	(646,561)	(688,157)	(98,405)
Operating (loss)/income	(147,668)	(89,703)	217,002	31,031

Other income/(loss):
Interest expenses	(1,563)	(416)	(28)	(4)
Foreign exchange losses	(1,488)	(4,209)	(1,022)	(146)
Interest income and investment income	10,820	10,042	7,269	1,039
Government grants	9,395	2,148	2,295	328
Others, net	(3,577)	4,423	(2,086)	(298)
(Loss)/income before income taxes	(134,081)	(77,715)	223,430	31,950
Income tax expenses	(434)	(3,261)	(2,781)	(398)
Net (loss)/income	(134,515)	(80,976)	220,649	31,552
Net loss attributable to the non-controlling interests shareholders	7,864	11,396	5,833	834
Net (loss)/income attributable to the Sound Group Inc.’s ordinary shareholders	(126,651)	(69,580)	226,482	32,386
Net (loss)/income	(134,515)	(80,976)	220,649	31,552
Other comprehensive income:
Foreign currency translation adjustments	3,277	11,754	3,025	433
Total other comprehensive income	3,277	11,754	3,025	433
Total comprehensive (loss)/income	(131,238)	(69,222)	223,674	31,985
Comprehensive loss attributable to the non-controlling interests shareholders	7,953	11,522	5,782	827
Comprehensive (loss)/income attributable to the Sound Group Inc.’s ordinary shareholders	(123,285)	(57,700)	229,456	32,812

Net (loss)/income attributable to the Sound Group Inc.’s ordinary shareholders per share
Basic	(0.12)	(0.07)	0.24	0.03
Diluted	(0.12)	(0.07)	0.24	0.03
Weighted average number of ordinary shares
Basic	1,078,969,851	1,026,725,421	940,749,734	940,749,734
Diluted	1,078,969,851	1,026,725,421	943,559,133	943,559,133

Net (loss)/income attributable to the Sound Group Inc.’s ordinary shareholders per ADSs
Basic	(23.48)	(13.55)	48.15	6.89
Diluted	(23.48)	(13.55)	48.01	6.86
Weighted average number of ADSs
Basic	5,394,849	5,133,627	4,703,749	4,703,749
Diluted	5,394,849	5,133,627	4,717,796	4,717,796

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	Ordinary shares		Treasury stock		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Non-controlling	Total shareholders’
	Shares	Amounts	Shares	Amounts	capital	reserves	income/(loss)	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023	1,050,177,260	711	(15,355,210)	(10)	2,657,433	529	14,557	(2,280,543)	(13)	392,664
Net loss	-	-	-	-	-	-	-	(126,651)	(7,864)	(134,515)
Issuance of treasury stock for share incentive plan	20,000,000	14	(20,000,000)	(14)	-	-	-	-	-	-
Repurchase of common shares	-	-	(9,165,200)	(951)	-	-	-	-	-	(951)
Capital injection in subsidiary by non-controlling interests shareholder	-	-	-	-	3,795	-	-	-	(1,496)	2,299
Share-based compensation	-	-	-	-	23,951	-	-	-	-	23,951
Vesting of restricted share units	-	-	17,137,010	11	3,271	-	-	-	-	3,282
Exercise of share options	-	-	7,506,980	6	-	-	-	-	-	6
Appropriation to statutory reserves	-	-	-	-	-	1,113	-	(1,113)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	3,366	-	(89)	3,277
Balance at December 31, 2023	1,070,177,260	725	(19,876,420)	(958)	2,688,450	1,642	17,923	(2,408,307)	(9,462)	290,013

Balance at January 1, 2024	1,070,177,260	725	(19,876,420)	(958)	2,688,450	1,642	17,923	(2,408,307)	(9,462)	290,013
Net loss	-	-	-	-	-	-	-	(69,580)	(11,396)	(80,976)
Repurchase of common shares	-	-	(87,563,400)	(9,241)	-	-	-	-	-	(9,241)
Share-based compensation	-	-	-	-	13,143	-	-	-	-	13,143
Vesting of restricted share units	-	-	13,975,600	10	1,554	-	-	-	-	1,564
Exercise of share options	-	-	10,180,000	7	-	-	-	-	-	7
Appropriation to statutory reserves	-	-	-	-	-	1,813	-	(1,813)	-	-
Capital reduction in VIEs	-	-	-	-	-	(850)	11,959	(11,109)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(79)	-	(126)	(205)
Balance at December 31, 2024	1,070,177,260	725	(83,284,220)	(10,182)	2,703,147	2,605	29,803	(2,490,809)	(20,984)	214,305

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	Ordinary shares		Treasury stock		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Non-controlling	Total shareholders’
	Shares	Amounts	Shares	Amounts	capital	reserves	income/(loss)	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2025	1,070,177,260	725	(83,284,220)	(10,182)	2,703,147	2,605	29,803	(2,490,809)	(20,984)	214,305
Net income	-	-	-	-	-	-	-	226,482	(5,833)	220,649
Repurchase of common shares	-	-	(190,250,400)	(28,756)	-	-	-	-	-	(28,756)
Cancelation of repurchase common shares	(190,250,400)	(135)	190,250,400	28,756	(28,621)	-	-	-	-	-
Appropriation to statutory reserves	-	-	-	-	-	11,787	-	(11,787)	-	-
Dividends declared	-	-	-	-	-	-	-	(30,283)	-	(30,283)
Share-based compensation	-	-	-	-	3,824	-	-	-	-	3,824
Vesting of restricted share units	-	-	48,600	*	-	-	-	-	-	-
Exercise of options	-	-	36,623,380	26	-	-	-	-	-	26
Capital reduction in VIEs	-	-	-	-	-	-	8,494	(8,494)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(5,520)	-	51	(5,469)
Balance at December 31, 2025	879,926,860	590	(46,612,240)	(10,156)	2,678,350	14,392	32,777	(2,314,891)	(26,766)	374,296

*	The balance of ordinary shares equals to 1,000*0.0001, which is less than one.

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net (loss)/income	(134,515)	(80,976)	220,649	31,552
Adjustment to reconcile net (loss)/income to net cash generated from/(used in) operating activities:
Depreciation of property, equipment and leasehold improvement	13,218	10,711	6,897	986
Amortization of intangible assets	983	661	759	109
Amortization of right-of-use assets	16,903	17,460	15,263	2,182
Foreign exchange losses	1,488	4,209	1,022	146
Investment income	(188)	(919)	996	142
Share-based compensation	26,755	14,150	4,518	646
Impairment of right-of-use assets	-	-	1,112	159
Allowance for expected credit loss	90,789	-	69	10
Losses/(gains) on disposal of property, equipment and leasehold improvement	(438)	90	381	54
Changes in operating assets and liabilities:
Accounts receivable	1,637	475	41	6
Prepayments and other current assets	(94,572)	(432)	(16,204)	(2,317)
Accounts payable	(10,648)	(3,805)	19,372	2,770
Deferred revenue	(6,429)	1,712	7,280	1,041
Salary and welfare payable	499	(5,136)	44,337	6,340
Taxes payable	(549)	3,450	2,160	309
Lease liabilities	(18,057)	(17,785)	(15,339)	(2,193)
Accrued expenses and other current liabilities	31	29,666	(13,282)	(1,898)
Other non-current liabilities	(3,952)	-	-	-
Net cash (used in)/generated from operating activities	(117,045)	(26,469)	280,031	40,044
Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(5,961)	(11,072)	(3,448)	(493)
Purchase of intangible assets	(1,261)	(1,099)	(670)	(96)
Purchase of short-term investments	-	(125,000)	(247,000)	(35,321)
Maturities of short-term investments	111,022	125,000	247,000	35,321
Proceeds from disposal of property, equipment and leasehold improvement	1,853	197	317	45
Net cash generated from/(used in) investing activities	105,653	(11,974)	(3,801)	(544)
Cash flows from financing activities：
Proceeds from exercise of vested share options	5	7	26	4
Proceeds from short-term loans	40,900	18,377	-	-
Repayments of short-term loans	(114,878)	(11,188)	(7,188)	(1,028)
Cash paid for repurchase of common shares	-	(10,190)	(28,756)	(4,112)
Capital contributions from the non-controlling interest shareholders	2,299	-	-	-
Cash paid for dividends	-	-	(30,283)	(4,330)
Net cash used in financing activities	(71,674)	(2,994)	(66,201)	(9,466)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	2,168	(3,017)	(3,290)	(471)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(80,898)	(44,454)	206,739	29,563
Cash, cash equivalents and restricted cash at beginning of the year	578,515	497,617	453,163	64,802
Cash, cash equivalents and restricted cash at end of the year	497,617	453,163	659,902	94,365
Reconciliation to amounts on consolidated balance sheets:
Cash, cash equivalents	494,965	441,858	655,058	93,672
Restricted cash	2,652	11,305	4,844	693

Total Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	497,617	453,163	659,902	94,365
Supplemental disclosures of cash flow information:
Cash paid for interest expense	(2,051)	(416)	(28)	(4)
Cash paid for operating leases	(18,257)	(17,754)	(16,679)	(2,385)
Income taxes paid	(495)	(1,861)	(1,811)	(259)

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities	6,127	16,277	27,255	3,898

The accompanying notes are an integral part of these consolidated financial statements.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1. Organization and Principal Activities

Sound Group Inc. (the “Company”, formerly known as Lizhi Inc.) was incorporated in the Cayman Islands in January 2019. The Company is a holding company and conducts its business mainly through its subsidiaries, and through variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group is primarily engaged in the operation of providing value-added services, and subscription and others in the People’s Republic of China (the “PRC” or “China”). The Group commenced its value-added service business from the fourth quarter of 2016.

As of December 31, 2025, the Company’s consolidated subsidiaries, the VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership %	Principal activities
Lizhi Inc. (“Lizhi BVI”)	British Virgin Islands, Y2010	100	Investment holding
Lizhi Holding Limited (“Lizhi HK”)	Hong Kong, China Y2010	100	Investment holding
Beijing Hongyiyichuang Information Technology Co., Ltd. (“Hongyi Technology”)	Beijing, China Y2011	100	Technical support and consulting services, advertising service
Tiya Inc. (“Tiya Cayman”)	Cayman Islands, Y2019	100	Investment holding
VOCAL BEATS Inc. (“Vocal Beats”)	British Virgin Islands, Y2019	68.5	Investment holding
TIYA INC. (“Tiya BVI”)	British Virgin Islands, Y2019	100	Investment holding
Tiya Holding Limited (“Tiya HK”)	Hong Kong, China, Y2019	100	Investment holding
TIYA PTE. LTD.	Singapore, Y2019	100	Subscription and others
NASHOR PTE. LTD.	Singapore, Y2019	68.5	Subscription and others
TOPMUSE PTE. LTD.	Singapore, Y2022	68.5	Subscription and others
VOCALBEATS.AI PTE. LTD.	Singapore, Y2022	68.5	Subscription and others
VOPI PTE. LTD.	Singapore, Y2021	68.5	Subscription and others
Vocalbeats CO., LTD. (Formerly known as TIYA CO., LTD.)	Japan, Y2022	68.5	Subscription and others
SONICO SDN. BHD.	Malaysia, Y2022	68.5	Technical support and consulting services
Guangzhou Tiya Information Technology Co., Ltd. (“Guangzhou Tiya”)	Guangzhou, China, Y2019	100	Technical support and consulting services
Tiya Inc. (“Tiya USA”)	USA, Y2020	100	Subscription and others
Guangzhou QingYin Information Technology Co., Ltd. (“Guangzhou QingYin”)	Guangzhou, China, Y2022	100	Technical support and consulting services
Guangzhou Yuyin Information Technology Co., Ltd.	Guangzhou, China, Y2022	68.5	Technical support and consulting services
Guangzhou Yuechuang Information Technology Co., Ltd.	Guangzhou, China, Y2022	100	Technical support and consulting services

Major VIEs	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership %	Principal activities
Guangzhou Lizhi Network Technology Co., Ltd. (“Guangzhou Lizhi”)	Guangzhou, China Y2007	100	Value-added service and subscription business
Guangzhou Huanliao Network Technology Co., Ltd. (“Guangzhou Huanliao”)	Guangzhou, China Y2016	100	Value-added service and subscription business

Major subsidiaries of VIEs	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic ownership %	Principal activities
Wuhan Lizhi Network Technology Co., Ltd.	Wuhan, China Y2017	100	Value-added service and subscription business
Wuhan Yuyinliaorao Network Technology Co., Ltd.	Wuhan, China Y2019	100	Value-added service and subscription business
Guangzhou Qianyue Media Co., Ltd.	Guangzhou, China Y2023	100	Value-added service and subscription business
Beijing Guoyin Network Technology Co., Ltd.	Beijing, China Y2020	100	Technical support and consulting services
Guangzhou Baihui Network Technology Co., Ltd.	Guangzhou, China Y2024	100	Technical support and consulting services
Guangdong Shengjie Intelligent Technology Co., Ltd	Guangzhou, China Y2025	100	Technical support and consulting services

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following combined financial information of the VIEs as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	187,693	280,856
Restricted cash	1,733	2,151
Accounts receivable, net	482	432
Prepayments and other current assets	18,006	29,135
Amount due from the subsidiaries of the Group	67,916	209,221
Total current assets	275,830	521,795
Non-current assets:
Property, equipment and leasehold improvement, net	6,996	6,335
Intangible assets, net	1,049	528
Right-of-use assets, net	623	9,074
Total non-current assets	8,668	15,937
TOTAL ASSETS	284,498	537,732
Current liabilities:
Accounts payable	38,185	57,749
Deferred revenue	29,318	35,705
Salary and welfare payable	104,247	143,105
Taxes payable	5,002	6,097
Lease liabilities due within one year	235	4,661
Accrued expenses and other current liabilities	70,722	63,853
Amount due to the subsidiaries of the Group	463,809	388,068
Total current liabilities	711,518	699,238
Non-current liabilities:
Lease liabilities	385	4,514
Total non-current liabilities	385	4,514
TOTAL LIABILITIES	711,903	703,752

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

	For the year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	2,069,491	2,026,664	3,063,542
Net (loss)/income	(23,554)	(56,416)	261,385

Included in the net (loss)/income of the VIEs are charges for technical development or technical service fees paid to other entities within the Group. The amount of such fees were RMB136.7 million, RMB173.9 million, and RMB111.5 million in 2023, 2024 and 2025, respectively.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

	For the year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities	(25,170)	(15,009)	299,237
Net cash used in investing activities	(2,181)	(699)	(1,968)
Net cash (used in)/generated from financing activities	(106,058)	36,440	(210,567)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(133,409)	20,732	86,702

For the years ended December 31, 2023, 2024 and 2025, net cash (used in)/generated from financing activities in the VIEs consist of: i) net repayments to the Group companies, amounting to RMB39.3 million, nil and RMB210.6 million, respectively, ii) net borrowing from the Group companies’ loans of nil, RMB36.4 million and nil, respectively, and iii) net (repayments to)/borrowing from bank loans of RMB(66.8) million, nil and nil, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and their subsidiaries and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounted to approximately RMB51.0 million and RMB51.0 million as of December 31, 2024 and 2025, respectively, as well as certain non-distributable statutory reserves amounting to RMB0.6 million and RMB10.4 million as of December 31, 2024 and 2025, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting a significant portion of businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

Liquidity

The Group incurred net (loss)/income of RMB(134.5) million, RMB(81.0) million and RMB220.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash (used in)/generated from operating activities were RMB(117.0) million, RMB(26.5) million and RMB280.0 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was RMB2,490.8 million and RMB2,314.9 million as of December 31, 2024 and 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

The Group’s principal sources of liquidity have been cash generated from its operations and contributions from its shareholders, as well as short term borrowings. As of December 31, 2025, it had RMB655.1 million (US$93.7 million) in cash and cash equivalents which are readily convertible to fixed amounts of cash and with original maturities from the date of purchase with terms of three months or less. The Group had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB345.2 million (US$49.4 million) as of December 31, 2025. Therefore, the Group believes its current cash and cash equivalents will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

c) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported years in the consolidated financial statements and accompanying notes. Such accounting estimates include, but are not limited to, assessment of average user relationship period for the subscription business, assessment for the impairment of long-lived assets, fair value measurement of short-term investments, provision for income taxes and valuation allowance for deferred tax assets, expected credit loss of financial instruments measured at amortized cost, fair value of ordinary shares and preferred shares before the IPO, and valuation and recognition of share-based compensation expenses.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The Company and its overseas subsidiaries use United States dollars (“US$”) as their functional currency. The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of operations and comprehensive (loss)/income.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2. Significant Accounting Policies (Continued)

e) Convenience Translation

Translations of balances in the consolidated balance sheets, the consolidated statements of operations and comprehensive (loss)/income and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate or at any other rate.

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

See Note 19 for additional information relating to fair value measurements as of December 31, 2025.

g) Cash and cash equivalents

Cash and cash equivalents mainly represent cash and cash at bank deposits placed with financial institutions. As of December 31, 2024 and 2025, the Group had cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay in connection with the collection of service fees online for a total amount of RMB13.1 million and RMB24.8 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

As of December 31, 2024 and 2025, the Group had approximately RMB218.2 million and RMB472.0 million cash and cash equivalents held by its PRC subsidiaries and VIEs, representing 49.4% and 72.1% of total cash and cash equivalents of the Group, respectively. Cash transfers from the Company’s PRC subsidiaries and VIEs to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

The Group had no lien arrangements during the years ended December 31, 2023, 2024 and 2025.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2. Significant Accounting Policies (Continued)

h) Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the consolidated balance sheets. As of December 31, 2025, the Group’s restricted cash balances amounted to RMB4.8 million, among which RMB2.2 million represents restricted deposits as security required by the court (due to pending litigations) and RMB2.6 million represents restricted deposits used as security for credit cards and short-term loans.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2. Significant Accounting Policies (Continued)

m) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the years presented. For the years ended December 31, 2023, 2024 and 2025, impairment losses of long-lived assets were nil, nil and RMB1.1 million, respectively.

For the year ended December 31, 2025, the Group recognized impairment losses of RMB1.1 million on a right-of-use asset, which in connection with a non-cancelable operating lease for office facilities where the asset was subleased to third parties at rental rates below the contractual payments under the head leases. See Note 7 for additional information relating to the impairment loss.

n) Revenue recognition

The Group’s revenues comprise value-added service revenue, subscription and other revenue. The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, the Group applied the following five steps: (i) identification of the contract, or contracts, with the customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of the revenue when, or as, a performance obligation is satisfied.

The following table summarizes the revenue by type of service provided by the Group:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Value-added service	2,063,346	2,018,598	3,056,426
Subscription and others	8,426	13,208	46,328
Total	2,071,772	2,031,806	3,102,754

The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services.

Value-added service revenue

The Group mainly offers audio entertainment services related to live streaming, real-time interaction and other paid contents to the customers.

The Group is principally engaged in operating its own live streaming platform, which enable hosts and users to interact with each other. Value-added service revenue is generated from sales of virtual items on the platform. The Group has a recharge system for users to purchase the Group’s virtual currency which is then used to purchase virtual items for use. Users can recharge via bank transfer and various online third-party payment platforms, including AliPay, WeChat Pay and other payment platforms. Virtual currency is non-refundable and without expiry. The virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below, unless otherwise stated.

Under the arrangements with the hosts, the Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with hosts and their respective guilds.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2. Significant Accounting Policies (Continued)

n) Revenue recognition (Continued)

The Group evaluates and determines that it is the principal and views users to be its customers. The Group reports value-added service revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to hosts and their respective guilds are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to users and having a level of discretion in establishing pricing. The Group designs, creates and offers various virtual items for sale to users with pre-determined stand-alone selling price. Virtual items are categorized as either consumable or time-based items. Consumable items are consumed upon purchase while time-based items could be used for a fixed period of time such as a virtual special symbol that can be purchased and displayed on the users’ profile over a fixed period of time. Users can purchase either consumable or time-based items and present these virtual items to hosts to show support for their favorite hosts or purchase time-based virtual items that enhance the users’ personal profile.

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

Subscription revenue

The Group provides users certain subscription services which entitle paying subscribers access to engage AI application tools or listen to specific podcast content on the platform. The subscription fee is time-based and is collected upfront from subscribers.

The receipt of subscription fee is initially recorded as deferred revenue. The Group satisfies its performance obligation by providing services throughout the estimated average user relationship period. Revenue is recognized ratably over the shorter period of the actual subscribed period or the estimated average user relationship period, which is approximately one to three months. The estimated average user relationship period is based on historical data collected from those paying users who have subscribed to the content on the platform. The Group estimates the average user relationship period for a subscribed content to be the date a user subscribes to it through the date the Group estimates the paying user will log-in the platform or listen to the content for the last time.

The determination of the estimated average user relationship period is based on the Group’s best estimate that considers all known and relevant information, including actual historical patterns of usage, at the time of assessment. Any adjustments arising from changes in the estimated average user relationship period as a result of new information is accounted as a change in accounting estimate.

The podcast contents are licensed by broadcasters to the Group and the AI application tools are developed by the Group. The Group records revenue on a gross basis considering that the Group: (i) is the primary obligor in the arrangement; and (ii) has latitude in establishing the selling price.

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

o) Deferred revenue

Deferred revenue primarily consists of unconsumed virtual currency, unamortized revenue from time-based virtual items and unamortized subscription fees for podcast contents and AI application tools services in the Group’s platform, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met. As of December 31, 2024 and 2025, the balance of deferred revenue was RMB31.0 million and 38.2 million, respectively. The change in the balance of deferred revenue depends on whether the relevant performance obligations of the revenue recognition were met as of years ended.

During the years ended December 31, 2023, 2024 and 2025, the Group recognized revenue amounted to RMB14.0 million, RMB12.9 million and RMB12.6 million, respectively, that was included in the corresponding opening deferred revenue balance of the year.

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

r) Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits to the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of the Group’s corporate image and mobile app, and the organization of offline events between hosts and users. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, advertising and promotional expenses were RMB202.6 million, RMB278.7 million and RMB313.0 million, respectively.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2. Significant Accounting Policies (Continued)

s) Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease right-of-use (“ROU”) assets or lease liabilities.

Right-of-use of assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2024 and 2025

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

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

u) Share-based compensation (Continued)

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

v) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and subsidiaries of the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses were approximately RMB46.4 million, RMB36.3 million and RMB40.4 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive (loss)/income. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2023, 2024 and 2025.

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

y) Net loss/(income) per share

Basic net loss/(income) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss/(income) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares, restricted shares and restricted share units, unless they were anti-dilutive. The computation of diluted net loss/(income) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e., an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss/(income) per share.

The Group used the two-class method of computing basic earnings per share before the IPO in January 2020. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares were participating securities because they were entitled to receive dividends or distributions on an as converted basis. Upon the completion of the Company’s IPO in January 2020, the preferred shares were automatically converted into ordinary shares. The two-class method of computing net loss/(income) per share ceased to apply on the conversion date.

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

The following table presents the Group’s appropriations to statutory reserves for the years ended December 31, 2023, 2024 and 2025:

	December 31, 2023	December 31, 2024	December 31, 2025
Appropriations to statutory reserves	1,113	1,813	11,787

aa) Comprehensive loss/(income)

Comprehensive loss/(income) is defined to include all changes in (deficit)/equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

bb) Dividends

Dividends are recognized when declared.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2. Significant Accounting Policies (Continued)

cc) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decisionmaker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

dd) Concentration and credit risk

Advertising and promotional service providers

The Group relied on advertising and promotional service providers and their affiliates to promote its platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The number of advertising and promotional service providers during the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the year ended December 31,
	2023	2024	2025

Total number of advertising and promotional service providers	121	282	428
Number of service providers that each accounted for 10% or more of the Group’s advertising and promotional expenses	3	2	3
Total percentage of the Group’s advertising and promotional expenses that were paid to these service providers who each accounted for 10% or more of the Group’s advertising and promotional service expenses	59.4%	48.4%	52.3%

Credit risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and other receivables (recorded in “Prepayments and other current assets”). As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents and restricted cash were held in financial institutions which management consider being of high credit quality. Under Chinese mainland law, it is generally required that a commercial bank in the Chinese mainland that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money. Banks in the Chinese mainland are subject to a series of risk control regulatory standards, and bank regulatory authorities in the Chinese mainland are empowered to take over the operation and management of any Chinese mainland bank that faces a material credit crisis. Accounts receivable is typically unsecured and is generally derived from revenue earned from advertising business.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

2. Significant Accounting Policies (Continued)

ee) Recently adopted and issued accounting pronouncements

Impact of recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

Other accounting standards that the Group adopted beginning January 1, 2025 did not have a significant impact on the Group’s consolidated financial statements.

Impact of recently issued accounting pronouncements not yet effective

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)-Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40), which was subsequently amended with ASU No. 2025-01 to clarify the effective date. ASU No. 2024-03, requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments-Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-05 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-06 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-10 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

3. Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, cash at bank deposits placed with banks or other financial institutions. Cash and cash equivalents balance as of December 31, 2024 and 2025 primarily consist of the following currencies:

	December 31, 2024	December 31, 2025
	RMB	RMB
Cash and cash equivalents:
RMB	252,924	513,241
US$	169,049	74,983
SGD	10,110	51,414
Others	9,775	15,420
Total cash and cash equivalents	441,858	655,058

4. Accounts Receivable, Net

Accounts receivable, net is consisted of the following:

	December 31, 2024	December 31, 2025
	RMB	RMB
Accounts receivable, gross:	1,121	1,080
Less: allowance for expected credit loss of receivables	(39)	(108)
Accounts receivable, net	1,082	972

The following table sets out movements of the credit loss provision for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	-	(39)	(39)
Allowance for expected credit loss of receivables	(39)	-	(69)
Balance at end of the year	(39)	(39)	(108)

5. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2024	December 31, 2025
	RMB	RMB
Receivables from a third-party financial institution (1)	92,012	89,969
Prepayments to vendors	11,513	17,131
Deposits	7,917	5,816
Receivables from third-party online payment platform	3,143	12,392
Deductible VAT	7,117	8,844
Staff advances	878	622
Others	4,629	4,969
Sub-total	127,209	139,743
Less: allowance for expected credit loss of receivables	(92,103)	(90,060)
Total	35,106	49,683

(1)	In March 2024, the Company encountered difficulties obtaining response from a third-party financial institution in which the Company had US$12.8 million deposit remaining. The Company had recorded a full allowance of provision for credit loss amounting to US$12.8 million (RMB90.0 million) for the Relevant Deposit for the year ended December 31, 2025. The Company’s management has been continuously following up on the subsequent developments of the matter by seeking legal advice on the various possibilities. As of the report date, there has been no substantial progress in this matter.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

6. Property, Equipment and Leasehold Improvement, Net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2024	December 31, 2025
	RMB	RMB
Electronic equipment	87,232	83,898
Furniture and office equipment	2,851	2,226
Leasehold improvement	17,498	17,667
Total property, equipment and leasehold improvement	107,581	103,791
Less: accumulated depreciation	(91,090)	(91,721)
Property, equipment and leasehold improvement, net	16,491	12,070

Depreciation expenses were RMB13.2 million, RMB10.7 million and RMB6.9 million for the years ended December 31, 2023, 2024 and 2025, respectively. No impairment charge was recognized for any of the years presented.

7. Leases

The Group’s operating leases mainly related to offices facilities and staff quarters. As of December 31, 2024 and 2025, the Group recognized the following items related to operating leases on its consolidated balance sheet:

	December 31, 2024	December 31, 2025
	RMB	RMB
Operating lease ROU assets	12,692	23,572
Lease liabilities, non-current	(4,424)	(9,962)
Lease liabilities, current	(8,240)	(14,619)
Total lease liabilities	(12,664)	(24,581)
Weighted average remaining lease term	1.6 years	1.9 years
Weighted average discount rate	4.9%	4.90%

The components of lease cost for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost	16,903	17,460	15,263
Short-term lease cost	12,895	9,706	7,790
Total lease cost	29,798	27,166	23,053

No lease cost was capitalized as part of the cost of another asset.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

7. Leases (continued)

A summary of maturity of lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2025 is as follows：

RMB
2026	14,954
2027	10,409
2028	247
Total future lease payments	25,610
Impact of discounting remaining lease payments	(1,029)
Total lease liabilities	24,581

A summary of operating lease assets under the Group’s non-cancellable operating leases as of December 31, 2025 is as follows：

RMB

Carrying amount, beginning of year	12,692
Additions	27,255
Amortization	(15,263)
Sub-total	24,684
Less: impairment losses (1)	(1,112)
Carrying amount, end of year	23,572

(1)	In 2025, The Company entered into a sublease agreement at below-market rental rates for an office facility, which reduced the expected future cash flow attributable to the underlying right-of-use asset, which of carrying amount was lower than the fair value estimated by using discounted cash flow (inclusive of sublease income) based on market rental rates. The Company determined that the carrying amounts of the right-of-use asset were no longer fully recoverable. As a result, the Company recognized an impairment loss of RMB1.1 million within operating expenses in the consolidated statements of operations and comprehensive (loss)/income for the year ended December 31, 2025.

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

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, except for certain entities that are entitled to preferential tax treatments, and there are no withholding taxes in Singapore on remittance of dividends. For the years ended December 31, 2023, 2024 and 2025, the Company’s Singapore entity recognized income tax (credit)/expense amounted to RMB(0.1) million, nil and RMB0.3 million, respectively, for the assessable profits base on the existing legislation, interpretation and practice of Singapore.

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

China

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIEs and subsidiaries of the VIEs are subject to an income tax of 25%, except for Guangzhou Lizhi, Guangzhou Huanliao and Guangzhou Tiya. Due to their current status of entitled High and New Technology Enterprise (“HNTE”), Guangzhou Lizhi and Guangzhou Huanliao enjoy a preferential tax rate of 15% for the year ended December 31, 2023, 2024 and 2025. Guangzhou Tiya was granted HNTE and enjoy a preferential tax rate of 15% from December 9, 2025 to December 9, 2028. This status is subject to annual evaluation and a requirement that Guangzhou Lizhi, Guangzhou Huanliao and Guangzhou Tiya reapply for HNTE status every three years.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8. Taxation (Continued)

a) Income taxes (Continued)

China (Continued)

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

To the extent that subsidiaries, VIEs and subsidiaries of the VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. For the year ended December 31, 2024 and 2025, the Group resolved to have one of its PRC subsidiaries, Guangzhou Tiya, declare and distribute cash dividends out of part of its retained earnings, amounting to RMB8.0 million and RMB18.0 million, respectively, to its immediate overseas parent company, Tiya HK. Accordingly, Guangzhou Tiya was required to pay and paid withholding taxes of RMB0.8 million and RMB1.8 million, respectively.

The Group has a plan to indefinitely reinvest its aggregate undistributed earnings and reserves and any future earnings in the PRC for use in the operation. Accordingly, no deferred tax liability on 10% withholding tax of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2024 and 2025.

Others

Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident. For the years ended December 31, 2023, 2024 and 2025, the Company’s overseas others entity recognized income tax expense amounted to RMB0.4 million, RMB0.8 million and RMB0.8 million, respectively.

Income tax expense comprises:

	For the year ended December 31,
	2023	2024	2025

Current income tax	434	2,475	731
Withholding tax expense	-	786	2,050

Total	434	3,261	2,781

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

8. Taxation (Continued)

a) Income taxes (Continued)

The following table presents a reconciliation of the differences between the statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	%	%	%
Statutory income tax rate of the PRC	25.0	25.0	25.0
Tax rate difference from preferential tax treatments and statutory rate in other jurisdictions	(29.6)	(23.8)	(6.3)
Effect of withholding taxes	-	(1.0)	1.0
Permanent differences(1)	25.4	43.0	(25.1)
Change in valuation allowances	(21.2)	(47.4)	6.8
Effective income tax rate	(0.4)	(4.2)	1.4

(1)	The permanent differences mainly consist of additional super deduction for research and development expenditures, and certain non-deductible expenses.

As of December 31, 2025, certain entities of the Company had net operating tax loss carry forwards as follows:

RMB

Loss expiring in 2026	11,736
Loss expiring in 2027	5,172
Loss expiring in 2028	14,994
Loss expiring in 2029	73,727
Loss expiring in 2030	421,019
Loss expiring in 2031	207,664
Loss expiring in 2032	14,027
Loss expiring in 2033	98,722
Loss expiring in 2034	129,473
Loss expiring in 2035	143,999
1,120,533

b) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
Deferred tax assets：
Net operating tax loss carry forwards	136,584	137,997
Contingent Liability Provisions	-	35
Lease obligations	-	232
Advertising expenses in excess of deduction limit	8	8
Total deferred tax assets	136,592	138,273
Less: valuation allowances	(136,592)	(138,273)
Net deferred tax assets	-	-

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

	Balance at January 1	Movement*	Balance at December 31
	RMB	RMB	RMB
2023	(108,601)	(8,262)	(116,863)
2024	(116,863)	(19,729)	(136,592)
2025	(136,592)	(1,681)	(138,273)

*	The movement in valuation allowances were due to the changes of deferred tax assets recognized for net operating tax loss carry forwards, advertising expenses in excess of deduction limit and deferred revenue.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

9. Taxes Payable

The Group’s subsidiaries, the VIEs and subsidiaries of the VIEs incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of taxes payable as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
VAT payables	2,516	5,035
Withholding individual income taxes for employees	2,318	2,494
Income tax payable	1,896	926
Others	537	748
Total	7,267	9,203

10. Short-term Loans

The Group obtained bank credit facilities totaling RMB103.1 million and unused credit line amount was RMB103.1 million as of December 31, 2025.

As of December 31, 2024 and 2025, the loans obtained by the Group under these bank facilities have maturity dates that are less than six months and the weighted average interest rate for the outstanding loans was 5.7% and nil, respectively.

As of December 31, 2024 and 2025, the balance of short-term loans was RMB7.2 million and nil, respectively.

11. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
Advertising and promotional expenses	60,546	53,153
Professional service fees	3,952	2,881
Provision for litigation contingencies	8,896	8,407
Others	5,097	3,886
Total	78,491	68,327

12. Cost of Revenues

The following is a summary of cost of revenues for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue sharing fees	1,368,498	1,377,765	2,069,133
Salary and welfare benefits	45,273	28,600	44,129
Payment handling costs	21,076	20,836	37,859
Bandwidth costs	39,424	36,218	33,053
Share-based compensation expense	3,845	1,788	556
Others	8,281	9,741	12,865
Total	1,486,397	1,474,948	2,197,595

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

13. Ordinary Shares and treasury shares

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

On December 13, 2023, the Company announced a share repurchase program under which the Company repurchase its Class A ordinary shares with an aggregate value of up to US$3.0 million over the next 12-month period. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. For the year ended December 31, 2024, the Company repurchased an aggregate of 483,643 ADSs, representing 96,728,600 Class A ordinary shares from the open market at an average price of US$2.8882 per ADS or US$0.0144 per Class A ordinary shares, for aggregate consideration of US$1.4 million, and these repurchased shares remained outstanding as treasury stock and had not been cancelled as of December 31, 2025.

On June 9, 2025, the Company announced a share repurchase program under which the Company repurchase its Class A ordinary shares with an aggregate value of up to US$4.0 million. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. For the year ended December 31, 2025, the Company repurchased an aggregate of 951,252 ADSs, representing 190,250,400 Class A ordinary shares from the open market at an average price of US$5.2348 per ADS or US$0.0262 per Class A ordinary shares, for aggregate consideration of US$4.0 million, and the repurchased shares had been cancelled on October 7, 2025.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14. Share-based Compensation

(a) Description of stock incentive plan

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

Share-based compensation recognized for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cost of revenues	3,845	1,788	556	80
Selling and marketing expenses	2,012	994	59	8
General and administrative expenses	9,458	5,702	474	68
Research and development expenses	11,440	5,666	3,429	490
Total	26,755	14,150	4,518	646

As of December 31, 2024 and 2025, total unrecognized compensation expenses related to unvested awards granted under the Second Amended and Restated 2019 Share Incentive Plan were RMB6.2 million and RMB1.4 million (US$0.2 million), respectively. As of December 31, 2024 and 2025, the weighted average remaining vesting period for share-based awards were 1.62 and 0.88 years, respectively.

During the years ended December 31, 2023, 2024 and 2025, there was no cash settled equity instrument granted under share-based payment arrangements, and no compensation cost for share-based payment arrangements was capitalized as part of the cost of an asset.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14. Share-based Compensation (Continued)

(b)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2023, 2024 and 2025.

	Employees	Consultants	Total	Weighted average exercise price	Remaining contractual life	Aggregated intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$		RMB

Outstanding at January 1, 2023	60,651	863	61,514	0.0001	2.98	13,452
Granted	15,593	-	15,593	0.0001	-	-
Exercised	(4,632)	-	(4,632)	0.0001	-	-
Forfeited	(326)	-	(326)	0.0001	-	-
Outstanding at December 31, 2023	71,286	863	72,149	0.0001	2.16	6,950
Exercisable as of December 31, 2023	36,811	863	37,674	0.0001	-	3,629

Outstanding at January 1, 2024	71,286	863	72,149	0.0001	2.16	6,950
Granted	-	-	-	-	-	-
Exercised	(8,729)	-	(8,729)	-	-	-
Forfeited	(4,497)	-	(4,497)	-	-	-
Outstanding at December 31, 2024	58,060	863	58,923	0.0001	1.63	5,676
Exercisable as of December 31, 2024	44,498	863	45,361	0.0001	-	4,369

Outstanding at January 1, 2025	58,060	863	58,923	0.0001	1.63	5,676
Granted	-	-	-	-	-	-
Exercised	(36,623)	-	(36,623)	-	-	-
Forfeited	(767)	-	(767)	-	-	-
Outstanding at December 31, 2025	20,670	863	21,533	0.0001	0.88	8,778
Exercisable as of December 31, 2025	15,447	863	16,310	0.0001	-	6,649

The granted options awards will be vested over a period from nil to four years. The weighted average grant date fair value of options granted for the years ended December 31, 2023, 2024 and 2025 were RMB0.19, nil and nil per option, respectively.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

14. Share-based Compensation (Continued)

(c) Restricted shares activities

There are no remaining restricted shares outstanding as of December 31, 2024 and 2025.

(d) Restricted share units activities

(i) Pursuant to the Second Amended and Restated 2019 Share Incentive Plan, 6,687,500, nil and nil restricted share units were granted to certain employees in 2023, 2024 and 2025, respectively. These restricted share unit awards will be vested over a period of four years, with a summary of activities as follows:

	Number of Restricted Share Units Granted	Weighted-Average Grant Date Fair Value
	(in thousands)	US$

January 1, 2023	8,196	0.29
Awarded	6,688	0.03
Forfeited	(5,558)	0.24
Vested	(9,148)	0.10
Outstanding at December 31, 2023	178	0.16

January 1, 2024	178	0.16
Awarded	-	-
Forfeited	(82)	0.08
Vested	(48)	0.22
Outstanding at December 31, 2024	48	0.22

January 1, 2025	48	0.22
Awarded	-	-
Forfeited	-	-
Vested	(48)	0.22
Outstanding at December 31, 2025	-	-

(ii) Pursuant to the Second Amended and Restated 2019 Share Incentive Plan, the Company granted restricted share units with fixed monetary amount to certain employees from 2020 to 2023 with vesting period from one to four years. These share-settled obligations require that the variable number of shares to be issued based on an average market price for the shares over the last 30 days before each vesting day. As the monetary value of such obligation is predominantly based on a fixed monetary amount known at inception, the obligation is classified as a liability under generally accepted accounting principles in the U.S. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability with no gain or loss recognized. For the years ended December 31, 2025, the remaining awarded units have been fully cancelled and converted to cash settlement, and the corresponding expenses have been one-off recognized in the income statement.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

15. Net (loss)/income per Share

The following table sets forth the computation of basic and diluted net (loss)/income per share of the Company for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(134,515)	(80,976)	220,649
Less: net loss attributable to the non-controlling interest shareholders	(7,864)	(11,396)	(5,833)
Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(126,651)	(69,580)	226,482
Denominator:
Weighted average number of ordinary shares outstanding, basic	1,078,969,851	1,026,725,421	940,749,734
Add:
Share options	-	-	2,809,399
Weighted average number of ordinary shares outstanding, diluted	1,078,969,851	1,026,725,421	943,559,133

Basic net (loss)/income per share attributable to Sound Group Inc.’s ordinary shareholders	(0.12)	(0.07)	0.24
Diluted net (loss)/income per share attributable to Sound Group Inc.’s ordinary shareholders	(0.12)	(0.07)	0.24

16. Commitments and Contingencies

Lease Commitments

The Group’s lease commitments consist of short-term leases and fixed property management fees under the lease agreements for the Group’s office, staff quarters and other operating related facilities.

As of December 31, 2025, the total amount of such commitments under operating leases was RMB2.4 million, of which RMB1.4 million is within one year and the remaining RMB1.0 million is more than one year and less than two years.

Litigation

As of December 31, 2025, the Group was involved in a pending litigation related to a claim, of which the Company was the stakeholder, concerning suspected fraud involving consumer funds received by the Company in September 2024, the Company received the court final judgment on April 10, 2025 that held to the Company is required to recover and refund the top-up amount of RMB8.4 million. The Group is currently appealing against the final judgement, as of the date of the consolidation financial statements, this outcome has not been finalized. The Company recognized the corresponding liabilities of RMB8.4 million as of December 31 2024 and 2025, respectively. See Note 11 for additional information of such liabilities recorded.

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

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

17. Dividends

On August 28, 2025, the board of directors approved a cash dividend of US$0.005 per ordinary share, or US$1.00 per ADSs, to holders of ordinary shares and ADSs of record as of the close of business on September 15, 2025. The payment was expected to be made on or around September 30, 2025. The cash dividend policies have expired and the Company paid dividends in a net aggregate amount of US$4.3 million in accordance with the cash dividend policies. Dividends are recognized when declared, and there are no dividends payable as of December 31, 2025.

18. Segment Information

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

19. Fair Value Measurement

Recurring

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rate and currency rate. No balance of financial instruments measured or disclosed at fair value on a recurring basis as of December 31, 2024 and 2025.

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

Non-recurring

As of December 31, 2024 and 2025, the group had no financial assets or financial liabilities that are measured at fair value at non-recurring basis. The Group’s non-financial assets, such as intangible assets, property, equipment and leasehold improvement and other non-current assets, would be measured at fair value on non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

SOUND GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share and per ADS data)

20. Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund, respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the reserve fund reached 50% of the registered capital of the respective company. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIEs and subsidiaries of the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB31.3 million and RMB96.7 million as of December 31, 2024 and 2025, respectively. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and subsidiaries of the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIEs and subsidiaries of the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders, if any.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2025 and the condensed financial information of the Company are not required to be presented.

21. Subsequent Events

On March 31, 2026, the Company’s Board of Directors approved a special cash dividend of US$0.006 per ordinary share, or US$1.20 per ADS, to holders of ordinary shares and ADSs of record as of the close of business on April 22, 2026. The aggregate amount of the special cash dividend will amount to approximately US$5.0 million, with payment expected to be made on or around May 12, 2026, for holders of ordinary shares and holders of ADSs.

